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REGISTRANT'S NAME Cap Gemini S.A.

*CURRENT ADDRESS

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AUG 01 2002
THOMSON FINANCIAL

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FILE NO. 82- 5065 FISCAL YEAR 12/31/01

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DATE : 7/30/02

CAP GEMINI ERNST & YOUNG

Cap Gemini S.A.

Place de l'Etoile
11, rue de Tilsitt
75017 Paris
Tél.: +33 (0)1 47 54 50 00
Fax: +33 (0)1 42 27 32 11
www.cgey.com

02 JUL 29 AM 11:16

PhH/cd-03

RECEIVED JUL 26 2002 164

File No. 82-5065

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
USA

AR/S 12-31-01

July 25, 2002

Re : Cap Gemini S.A. (the "Company") – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-5065)

Ladies and Gentleman:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Paris at (33) 1 47 54 50 83.

Very yours truly,

Cap Gemini S.A.

By:

Name: Philippe Hennequin
Title: General Counsel

CAP GEMINI ERNST & YOUNG

Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

[1] *Statuts* = by laws + articles of incorporation

File n° 82-5065

(1)

Exhibit 1

Annual Report and Financial Statements for 2001

ANNUAL REPORT 2001



CAP GEMINI
ERNST & YOUNG

CONTENTS

LETTER FROM THE CHAIRMAN



Nostra culpa!

You may well have decided to distance yourself a little, but the difficulties encountered by a Group to which you remain extremely attached quickly bring you down to earth and sadden you as much as those already encountered ten or twenty years earlier (at the start of the 1990s, for example). They affect you all the more when the main reason is perhaps a mistake made by the Group itself, and in which you have taken part.

Despite having been certain for a long time that a purely matrix-based structure would soon become unmanageable, I allowed myself to be convinced two years ago that the new situation created by the acquisition of Ernst & Young's consulting activities made it necessary to put in place a **three-dimensional structure**: geographies, industry sectors and service lines.(*) That was the approach explained to the 57,000 employees of the new Group the day after the merger of May 23, 2000, and that was the approach introduced stage by stage since that date in all the units of Cap Gemini Ernst & Young.

Perhaps becoming impatient to harvest the benefits of the merger as soon as possible, we all set to work in this direction, not hesitating to revolutionize the habits – and the certainties – of the three organizations that we were bringing together: Cap Gemini, Gemini Consulting and Ernst & Young Consulting.

A few months later, the first successes were in sight. Important contracts had already demonstrated in spectacular fashion the credibility and status of the new Group. The eagerness of our largest partners to build structured and, from now on, "global" alliances attested to the new importance they gave to their relations with us. Internally, the construction work was strongly underway: merger of operating units, new structures being put in place, reorganization of business relationships, etc.

At the brink of the 2001 business year, **the Group was in fighting form**, ready for the assault on all the most ambitious of its objectives. And the credit goes mainly to CEO Geoff Unwin, as well as to all those who, along with him, carried out this merger so swiftly: Paul Hermelin, Mark Hauser, Pierre Hessler, Terry Ozan and many others, too numerous to name here.

(*) At the time, some even wanted to make the "professions" – aimed at more effectively managing our employees' career development – a fourth dimension.

But things did not turn out at all as we had planned. The first signs of a slowdown in the American economy, which had appeared six months earlier, should have warned us, but they were challenged at the time by the most eminent "specialists," convinced themselves that they had discovered the philosopher's stone of continued growth and an economy immune to crisis. Then came other alarms: the worsening economic situation in Germany, the unexpected end to the collective over-excitement unleashed by the Internet bubble, the sudden drop in pressure in the job market, the stock markets' slump in August, the terrorist attacks of September 11 and their virtually immediate impact on some especially vulnerable sectors, the war in Afghanistan, the Enron scandal and the legitimate questions it provoked about the true value of certain assets... None of this, or almost none of it, had been predicted at the start of the year.

In this context, the information technology industry in 2001 has been through probably the most brutal crisis of its short history. The telecommunications and micro-computer sectors suffered most of all but consultancy and IT services were not spared: once again being viewed as a variable cost to be cut, temporarily losing its **status as a strategic investment** to become an expense. This in turn led to volatility in the demand, cancellation or postponement of large projects, pressure on prices, the continued decline in forecasts, and so on.

Caught flat-footed by a crisis it didn't foresee, prepared for great campaigns carried out in open country and suddenly faced with trench warfare, entangled in wonderfully subtle management structures that were not well suited to the new situation in the marketplace, staffed by managers many of whom had never been faced with the constraints and disciplines of a public company, the Group was forced to carry out what were at times **painful adjustments** during the course of the year: severe cuts in costs and headcount, redoubled efforts to improve the utilization rate, reassigning talent mobilized for strategic projects but without immediate benefit, return to simpler structures with clearer responsibilities, the closing of small unprofitable subsidiaries. Yet with all this, the year was nevertheless capped off with a more "offensive" action: the creation of a subsidiary specializing in local professional services (Sogeti).

By December 31, the outcome for the year was not exactly brilliant: revenue stagnant, the workforce reduced by 5 percent from one year to the other, net profit one third of the previous year, stock-market capitalization cut in half.

And yet, at the start of 2002, **the Group feels strong**: the exceptional costs have not stopped us from remaining profitable (with net income of 152 million euros); operational cash flow is the best it's been in the last three years; our cash position and borrowing capacity are intact; the consolidated balance sheet is solid; our off-balance-sheet commitments are limited to commercial leases essential to operations; the workforce is aligned with our business perspective, albeit a more prudent one, based on evidence that the market will remain difficult and will only recover very slowly.

In the midst of the storm, the Group nonetheless showed its ability to resist and to adapt. The foundations have remained firm. A **new chief executive officer** was named, taking up his duties on January 1, 2002, and whose first concern has been to focus on a whole set of values, precepts and rules that have always been the main strength of Cap Gemini but which seemed to have lost their currency while priority was being given to strengthening the tremendous potential of the new Group.

It is now up to him, and to the new management team that he is in the process of forming, to achieve the right balance of passion and common sense, vision and determination, the desire to win and discipline. Because Cap Gemini Ernst & Young's ambition remains to be a **leader in its field**. A leader, which means being a reference, an example, an innovative company founded on values and on uncompromising ethical standards; a company directed by "managers-entrepreneurs" obsessed less by their own careers than by client service, concerned about adapting permanently to their clients' needs and capable of helping them to adapt in their turn to the evolution in their own business and environment. A leader is a Group which knows how to link growth and profitability without ever accepting that one can exist without the other. It means a Group which cares about its own people as much as it does about its shareholders (doesn't someone who spends ten or fifteen years of his or her life in a company have the right to as much respect and consideration as someone who has invested in the capital of that company?). A leader also means being a potential rallying point for an "industry" – management consulting and IT services – still very fragmented and in the process of consolidation.

To be a leader and to stay one, the requirement today is to keep your feet on the ground and **to manage from day to day with ideas that are both simple and strong**, just as we have always known how to do for more than thirty years.

That is the true challenge for 2002.

Serge Kampf
Grenoble, March 24, 2002

P.S.: Paul Hermelin, the new Chief Executive Officer whom I already mentioned and who succeeds Geoff Unwin in this post, was born in Belgium on April 30, 1952, and so will soon be celebrating his fiftieth birthday. A graduate of the Ecole Polytechnique (class of '72) and the Ecole Nationale d'Administration (class of '78), he occupied various senior positions in the French civil service before becoming department director to Hubert Curien, Minister of Research and Technology (from May 1988 to May 1991), then to Dominique Strauss-Kahn, Minister of Industry and Foreign Trade (from May 1991 to March 1993). Entering the Group on May 1, 1993 as Associate Director, he was named Director of Central Functions on January 1, 1995, Chief Executive Officer of Cap Gemini France on January 1, 1996, and member of the Directoire of the Cap Gemini Group from May 1996 to May 2000. Since May 23, 2000, he was Chief Operating Officer of the Group.

The Board of Directors of Cap Gemini S.A.



Christian Blanc



Guy de Wouters



Bruno Roger



Serge Kampf
Chairman



Ernest-Antoine Seillière
Vice-Chairman



Ruud van Ommeren



Michel Jalabert



Paul Hermelin



Pierre Hessler



Terry Ozan



Geoff Unwin

Censors



Chris van Breugel



Phil Laskawy



1994 – "Down to the sea in Toarmine" – Robert G. Schmidt (Galerie Saint-Roch)

OUTSTANDING EVENTS

JANUARY

Internet services for Mapfre

The Mapfre Group, also known as Sistema Mapfre, is the largest insurance group in Spain and the largest foreign insurance group in Latin America. In January 2001, Mapfre selected Cap Gemini Ernst & Young for the design and implementation of its Internet Strategy Plan. This led to the development of two corporate portals.

An Internet portal, aimed at current or future Mapfre customers, shareholders, investors and the general public, will cover all functionalities required by users, from simple access to business information, after-sales services for policy holders, fee calculation and online contracting. Other added-value services are being designed to capture new customers and retain existing ones.

At the same time, an intranet portal will become the single work desk for all Mapfre employees and agents, from which they will be able to access all the information, services and tools required to develop and personalize their daily work.

Heidelberg Group: from e-strategy to e-transformation

In January 2001, Cap Gemini Ernst & Young was engaged to carry out an e-strategy project by the Heidelberg Group, world market leader in printing solutions with 25,700 employees in 170 countries. A successful strategy development phase was followed, in April, by strategy implementation, at which time all of the Heidelberg Group's e-initiatives – international included – were placed under one uniform global project organization.

In addition, an adaptive IT architecture was developed taking into account Heidelberg's special requirements: quick implementation, global processes and standards, rapid adaptation for added or eliminated applications. Right from the start, the outstanding challenge on this project was to develop an e-Business concept to be implemented in business processes and technology around the world. Cap Gemini Ernst & Young was able to bring its know-how successfully into play in all phases – from strategy development, to creating an IT architecture adapted to the changing situation, to complete implementation of the projects.

FEBRUARY

Telfort outsources its IT operations

In a five-year deal worth €90 million, telecom giant Telfort has outsourced its internal infrastructure management and transferred a number of its staff to Cap Gemini Ernst & Young. Services to be provided range from IT helpdesk support and new software testing to office automation and infrastructure management. In addition to the outsourcing agreement, the two companies will also cooperate on a strategic level. Among the benefits of this engagement, Telfort is anticipating economies of scale allowing for cost savings against its existing budget.

Telfort is a wholly-owned subsidiary of mmO2 plc, a company listed on the London and New York stock exchanges and represented in the Netherlands by Telfort, in the U.K. by BT Cellnet, in Germany by VIAG Interkom, in Ireland by Digifone, on the Isle of Man by Manx Telecom, and in the mobile Internet market by Genie.

APRIL

Business partnership with TPG

TPG, with its two brands, TNT and Royal TPG Post, is a global provider of mail, express and logistics services, employing approximately 140,000 people in 58 countries and serving more than 200 countries.

TNT Benelux and Cap Gemini Ernst & Young entered into a full-scale business partnership agreement that includes outsourcing of office automation and procurement services, as well as the management of all the IT systems at TNT Benelux, maintenance services and helpdesk operations. As part of this far-reaching, multi-year contract, TNT staff members were transferred to Cap Gemini Ernst & Young.

MAY

Ground-breaking surveys in Life Sciences

Two major studies were carried out recently by Cap Gemini Ernst & Young's Life Sciences Global Sector Unit. In a survey of more than 100 senior executives from 42 pharmaceutical companies in 12 countries, jointly conducted with INSEAD, it was found that while large-scale transformation has failed to materialize, companies are beginning to see operational improvements from their e-Business initiatives. For example, there has been a 50 percent reduction in the time taken to submit reports for regulatory approval following clinical trials.

Another study focused on the importance of the patient in planning business, marketing, sales and Internet strategies. Having observed the shift toward patient issues in recent years, the Life Sciences unit conducted a "Patient Relationship Management" survey with top executives in Germany and Switzerland in the pharmaceutical, diagnostics and medical products markets. The study confirmed that the patient is indeed becoming a central target group in the industry. The insights gained from this inquiry have led to the implementation of several effective Patient Relationship Management concepts for Cap Gemini Ernst & Young's clients.

JUNE

ChevronTexaco co-sources to become an Adaptive Enterprise

ChevronTexaco is one of the world's largest integrated oil companies, active in more than 180 countries, and an employer of over 50,000 people. Recognizing a need to improve its Web development capability and productivity for e-Business solutions, ChevronTexaco entered into a three-year co-sourcing contract with Cap Gemini Ernst & Young for systems development, delivery and support. Under the terms of the agreement the two companies will jointly build and operate Web Applications Solutions Centers (WASCs) and develop web-based applications for business units across ChevronTexaco.

Through its Advanced Development Center (ADC) model, Cap Gemini Ernst & Young contributed its worldwide knowledge, experience and delivery infrastructure, as well as access to global technical resources in support of rapid deployment. It is anticipated that ChevronTexaco will benefit from a 30-40 percent improvement in Web development productivity during the three-year period.

WASC centers are planned for San Ramon (California), Houston, London and Asia-Pacific.



2001 – "Partagas" – Antoni Vives Fierro (Galerie Modus - www.galerie-modus.com)

JULY

TMN named "Systems Integrator of the Year"

The Telecom Media Networks (TMN) Global Business Unit of Cap Gemini Ernst & Young has been named "Systems Integrator of the Year" by TeleStrategies' *Billing World* at its inaugural Excellence Awards ceremony held in Orlando, Florida, on June 26 and 27, 2001. One of five finalists in the SI category, TMN was chosen the winner on the basis of its successful delivery of end-to-end solutions through more than one hundred billing and customer administration projects using leading-edge software. The jury was made up of a panel of industry experts, including journalists, analysts and technical specialists.

Swedish State Railways sells IT division

Cap Gemini Ernst & Young has acquired Unigrid, the IT division of the Swedish State Railways, a transaction carried out jointly with Norway's EDB Teamco (a division of the EDB Business Partner IT group). During a transition period which terminated on November 1, 2001, Unigrid was effectively split between the two companies. Approximately 160 new employees, specializing in business development, systems development, applications management and operational services, joined Cap Gemini Ernst & Young in Sweden, while the staff working with mainframe functions became


J.MOREAU-GAUDRY

1997 – "Grape harvest at Aloxe-Corton" – Jacques Moreau-Gaudry (www.artactif.com/moreaugaudry)

part of EDB Teamco. As a result of this acquisition, Cap Gemini Ernst & Young has strengthened its position in the Nordic railway industry, where the company is now one of the key players in the travel and logistics sector.

Advanced Development Center opens in New Zealand

New Zealand's position as a regional center of innovation received a boost with the opening of Cap Gemini Ernst & Young's Advanced Development Center (ADC) in Auckland, one of twenty centers of this type operated by the firm around the world. The Center was officially launched by New Zealand Prime Minister Helen Clark, an indication of the significant contribution that innovation is expected to make to the New Zealand economy in the coming years.

The ADC is a dedicated software development and integration environment which combines strategic business knowledge and leading-edge design and development techniques to build, configure and support technical systems for clients. Using advanced development methods, state-of-the-art infrastructure and a global network of experts, the build phase of IT- based projects can be accelerated to generate robust, predictable results.

SEPTEMBER

B2B portal for Gauthier Maître Robinetterie (GMR)

GMR, a French company specializing in industrial fixtures and fittings, distributes 12,000 reference products from 150 different suppliers to 3,000 customers. The creation of an online service portal, and especially access to updated catalogues, were key elements in strengthening the company's customer relationships.

The solution was developed using the services of Cap Gemini Ernst & Young's Advanced Development Center and its interactive Web Agency, DareStep, working in partnership with Microsoft and its Supplier Enablement solution.

The platform, completed in less than three months, incorporates a number of adaptive functions (online catalogues, ordering, payment, etc.), and provides an interface with GMR customers having Internet access or customers linked via SAP or e-marketplaces.

With this solution, GMR has already seen an improvement in its processes and in the attraction of new customers. By enabling its customers to save time and to benefit from these new services, the company estimates that it has gained an 18-month edge on the competition.

In addition to developing the solution, GMR has engaged Cap Gemini Ernst & Young to host the systems infrastructure.

OCTOBER

Top automotive clients assemble in Bonn

The 2001 Automotive Summit, held in Bonn, Germany, from October 7 to 9, brought together more than 70 senior representatives from many of Cap Gemini Ernst & Young's key Automotive accounts. DaimlerChrysler, Fiat, Ford/Covisint, GM, Renault Nissan, Toyota, Peugeot Citroën, SAAB, Audi and BMW were all there. The theme for this year's event was "Adapt to Survive," and the message was clear: In the current economic climate, the car maker must join in a networked enterprise with all of its industry partners and become organic, capable of changing processes, partnerships, products and people to meet customer and market pressures.

In addition to the guest speakers, workshops and demonstrations around the future of the customer order and build processes were very well attended. Organized by the High-Technology and Automotive Global Sector Unit, the Bonn Auto Summit has become a major attraction on Cap Gemini Ernst & Young's calendar of events.

Landmark outsourcing deal with Hydro One

Through a wholly-owned subsidiary, Hydro One Inc. of Ontario, Canada, owns and operates the largest electricity transmission and distribution system in the province and one of the ten largest in North America, serving approximately 1.2 million customers.

To increase its share of an increasingly competitive market, Hydro One has entered into a ten-year outsourcing agreement to transfer its existing e-services to Cap Gemini Ernst & Young. Under the terms of this landmark deal, Cap Gemini Ernst & Young will manage and operate a wide range of Hydro One's technology-enabled services, from customer care and supply chain to human resources and financial processes.

The arrangement will allow Hydro One to focus on its core wire business. It will also position Cap Gemini Ernst & Young as the North American leader in the Energy Operate market.

NOVEMBER

Scottish Executive provides Public Sector e-Procurement services

In the U.K., Cap Gemini Ernst & Young won a seven-year contract from the Scottish Executive, the executive function for the Government of Scotland, created by devolution in 1999, to provide a Managed e-Procurement service capable of being used by the entire Scottish Public Sector. The service aims to capture a growing proportion of the substantial public sector spend in Scotland, including central and local government and the National Health Service. The service will enable buying organizations to obtain greater value for money in their procurement activities. A consequence of the service will be the e-enablement of a significant proportion of the supplier base.

The program is the first in the world with the potential to provide a consistent e-Procurement process across the entire range of a nation's public sector and one of the most ambitious undertaken in e-Commerce by any government organization. It takes a substantial step toward longer-term e-Government goals.

Snam Rete Gas adapts to a changing regulatory environment

Snam Rete Gas (SRG) is Italy's major gas transmission pipeline, transporting approximately 90 percent of the country's total gas flow volume. With a network of over 30,000 kilometers of pipeline, transporting 70 billion cubic meters of gas a year, SRG's primary concern is to manage its network efficiently and securely.

Faced with several strategic challenges arising from market liberalization and increased competition, SRG management recognized the need for an experienced advisor to help address a wide range of business and customer issues. Cap Gemini Ernst & Young was selected as a partner with the insight and experience to help SRG navigate its way through the regulatory maze.

Since the formation of the partnership, Cap Gemini Ernst & Young has assisted SRG in a number of areas including strategic consulting on a transportation tariff model, commercial and operational assistance, coordination of SRG's Network Code Program, and a Business Process Model to help implement new processes and systems designed to meet regulator's deadlines.

DECEMBER

SOGETI

Sogeti stakes out Professional Services

Taking advantage of a lively market for Local Professional Services, Cap Gemini Ernst & Young has created and launched a new company known as Sogeti to provide customized services to clients represented primarily by the local IT managers of large organizations. Currently operational in five European countries (France, the Netherlands, Belgium, Germany, Switzerland) and the United States, Sogeti is answering a growing need for continuity and proximity in a market which represents one-quarter of the total for IT services.



2001 – "The women of Arles" – Claude Sauzet (claude.sauzet@laposte.net)

Harking back to the original name of the Group, the Sogeti model is one of local, decentralized branches, limited in size and close to the customer. Sogeti professionals cover the full range of IT talent and skills – from programmers to project managers to systems architects – providing services from software packages, infrastructure and methods to project design.

A number of analysts have called the creation of Sogeti a "smart move," and noted that this might well be the first example of a services firm creating a subsidiary through which to address this particular market. "This approach has the advantage of a concerted focus on a different kind of customer base."



1994 – "Down to the Ganges" – Jacques Léonard (Opera Gallery - www.operagallery.com)

THE NEXT-GENERATION ENTERPRISE

To manage an enterprise is becoming more and more difficult. A solution is appearing: make the enterprise capable of adapting by itself.

Business leaders merit our sympathy. They deserve every penny of what they earn, given that their work is becoming progressively impossible.

Over the years, enterprises growing larger, client needs becoming more complex, services developing frantically, and an incomprehensible and all pervasive technology have already made the work of managers and bosses pretty complicated. Added to this is the growing internationalization of the entire economy: there is nothing more exhausting and complex to manage than the kind of global enterprise on which the sun can never set!

The connected economy has multiplied these worries. Competitors spring up without warning, coming from other sectors or from unlikely countries. Clients who are truly well connected know too much, and they demand to be heard. Suppliers are no longer happy to act as suppliers, they are also becoming active players in development, manufacture, sales and distribution. Employees, at one time malleable resources full of goodwill, have now become citizens of the world of the Internet. With a single click they can take part in one immense, always open employment market.

Thanks to, and because of, technology, the enterprise is connected through a thousand links to the rest of the world; its reach and its influence never cease to grow. The outside world, however, exerts its influence in turn. Now permanently connected, the enterprise, once a self-contained world of its own – controlled, predictable, subject to hierarchical rules – is less and less able to escape the perils of a volatile world which bombards it with unexpected, multiple events.

How to react?

The history of the enterprise demonstrates that companies have never stopped evolving, with their leaders responding to the pressures of the business environment and devoting the better part of their time to changing their organizations, transforming their structures, adapting their management systems, developing and replacing their executives. Management theory has both interpreted and formalized these changes, which have progressively replaced hierarchical business models inspired by military systems of command and control, by rather more subtle approaches, matrix management or different forms of decentralization.

The all-knowing boss has given way to leadership teams. These leaders are surrounded by their own headquarters' staff. The staff devolves responsibility down the line. These responsibilities, supported by reserved powers, are broken down by function, product, geography, industry; all criss-crossing each other to leave no white space. Time is consumed by communication between those in charge, which eventually becomes a substitute for action. Work becomes harder, trips longer, meetings follow meetings, failures proliferate, worry lines grow deeper and heart attacks lie just around the corner.

So what shall we do about it? Invent more elaborate control procedures, new structures and levels of management? Employ more executives? Speed up the flow of information (even at the risk of drowning in it)?

The real solution is to stop changing the business from a top down perspective but to make it capable of changing all by itself: spontaneously. This idea is all the more convincing because the early effects of the connected economy are already confirming its merit.

Through a form of environmental osmosis, the connected enterprise adjusts automatically, often without the leadership even realizing. For example, the process of new product development is no longer the same since suppliers have started to take an active, if unofficial role. With its network extending in all directions, the company is becoming endowed with new senses and is coming to resemble, involuntarily, a strange sort of creature that sees, hears, smells... and reacts, for better or worse, without reference to established rules and traditions. The ability to adapt exists; we now need to recognize it, develop it and make it systematic.

Characteristics of an Adaptive Enterprise

If each enterprise is already capable of making spontaneous adjustments, how should we recognize those that are better at doing so than the others? The doctrine is still in the shaping, with progress on a daily basis, but we can already be pretty certain that all adaptive enterprises have four major characteristics in common.

The first is the ability for the enterprise to change, at a speed undreamed of in the past, its shape, configuration and business model. Its organization is based on units of limited size, playing a precise role, based on a well-defined area of competence. It thus becomes easy to recombine these entities in response to a new requirement. According to the circumstances, the role in question is fulfilled by the enterprise itself or left to one of its partners, without solution of continuity.

The second characteristic of a highly adaptive enterprise is that its connections with the outside world are broadband connections, figuratively speaking, even if the intensity of its relationships often demands powerful technical communication systems. This kind of enterprise is not content simply to exchange purchase orders or invoices with its suppliers. Instead, it fosters a richer, more intense dialogue with them, leading to a shared view of the marketplace, pooling of key resources, open exchange of expertise, joint development of products and services. Service to its clients does not stop at correcting mistakes; it uses the full arsenal of connected economy techniques to enrich the dialogue, anticipate needs, deliver improved benefits, give clients exactly the role they expect. In doing so, the enterprise learns more, faster, and hence better.

The third salient trait for highly adaptive enterprises is being able to make its information technology a tool for adaptivity.

Even though IT has made a tremendous contribution to successive waves of transformation in large enterprises over the past fifty years, information technology is a cause of inertia in the short term. The heavy investments involved, the complexity and fragility of these often massive systems, the difficulty to select the right ones among a flurry of technical innovations: all these factors help to make the very concept of "adaptive IT" seem like a contradiction in terms.

However, a series of advanced technologies, the most important of them being standard formats for exchanging content and information, such as XML, enable us to take a new approach to corporate IT. Systems architecture now stretches far beyond the narrow boundaries of the enterprise itself, to embrace its entire network, from supplier to client. Workflow systems dynamically adjust and reconfigure themselves according to the events that need to be dealt with. Integration now takes on another dimension, drawing from all the many reservoirs of people, applications and resources, the elements that make up the nervous system and collective intelligence of the firm.

In a word, the state of the art makes it possible, at last, to design and start implementing an Adaptive IT: without it, there simply cannot be an adaptive enterprise!

But it is perhaps in its fourth characteristic, in its relationships with people, that we most clearly recognize those enterprises best able to adapt for themselves.



1989 – "Western Dream" – Guy Thiant (alanglois@terre-net.fr)

Human wealth

Every self-respecting company has already learned to value its own employees as the leading carriers of its ambition. From their value and their motivation everything else derives, including access to investment capital.

Immersed in a highly volatile environment, the individual employee definitely needs to be capable of adapting. His or her role in the adaptive enterprise will grow in parallel with the autonomy demonstrated; the individual's ability to adapt precedes and conditions that of the enterprise. Yet the more an individual deals with a world in flux, the more he or she longs for well-known or new forms of stability – comforting bearings, moral certitudes, constant values, long-lasting friendships.

As a direct consequence of this, the adaptive enterprise is one that cultivates the art of selecting, developing, training, supporting, growing and motivating its employees so that they can flourish in a changing world, and so that they are able to progress toward self-adaptation. At the same time, the same enterprise offers its people the psychological stability that they need, in the form of a kind of global positioning system or GPS: clear ambition, simple objectives, straightforward directions, values that are both published and lived consistently, controlled behaviors.

Having thus satisfied the often contradictory aspirations of the individual, the adaptive enterprise then needs to take a further step forward: to take advantage of people networks.

Sharing a common interest has always led to powerful bonds between people. Sharing a common interest in a networked world leads to the creation, often spontaneously, of communities of interest with a vastly increased collective strength leading to multiplication of knowledge, real-time shared experiences, close professional or cultural bonds.



2000 – "Evening fog" – Hervé Loilier (Galerie Mickael Marciano - www.galerie-marciano.com)

On the path to adaptiveness, the company learns to get the very best out of these networks: recognizing them, encouraging them, orienting them without constraining them, sharing its enthusiasms with them, mobilizing them to multiply its own impact. The company also understands that these networks do not stop at the legal boundaries of the enterprise, so it encourages (while monitoring it) their osmosis with networks in partner companies and in other key sources of knowledge and expertise, such as universities and professional bodies.

People networks supplement the classic hierarchical organization. They temper its excesses of rigidity and support the internal cohesion of the enterprise. Without threatening anyone, being simply the produce of shared interests, these networks respond fast, without making noise about it, growing or contracting as they need to. They do not respond to change, they create change.

So the older of our Group's professional networks, that of our systems architects, fostered for more than ten years now, has shown its worth. Unaffected by organizational changes, it has produced an unparalleled level of intellectual capital and team spirit, standing up to the shock of every new technical development smoothly and flexibly, while these changes would have derailed or even broken traditional mechanisms.

Toward the Adaptive Enterprise: interesting ideas... maybe... but so what?

Given that all enterprises are more or less adaptive, we must first find out where we really stand, then work out where and how to move forward and analyze and measure the effort required and the expected benefits. This should be followed by the choice of priorities, which should then be turned into a plan for continued evolution. To make the enterprise adaptive in real depth, a complete process of evolution could be both drawn out and difficult. But a new spirit can be created throughout the enterprise from day one, which translates into many steps of the enterprise leadership.

Promote the person who is best able to respond to the unexpected with flexibility, introduce modular budgets, encourage the development of smaller units, reconfigure your management dashboard, take

account of your clients' forecasts in making your own, give specific missions to your networks, systematically apply "selective pressure" – a concept dear to biologists – which enables evolution to take place by eliminating the least adapted. These are several actions that do not need a long period of development; actions which will mark people's minds and thus alter the behavior of the entire enterprise.

More complex changes, however, do require real projects. By way of illustration, this report covers an aspect of recent evolution within several client companies. Their way of changing is adaptive, even if they have decided and implemented these changes without necessarily knowing or using the expression. Isn't that so often the way with new beginnings?

The clients show the way

The first example is that of ***Hindustan Petroleum Corporation Limited (HPCL),*** which, faced with the need to cope with a vast range of changes all at the same time, has now built the necessary foundation for adaptive management by redeveloping all of its processes.

At the heart of the global Ahold Group, the Dutch supermarket chain ***Albert Heijn*** initially focused on its own management team. The most advanced tools for decision-making and consensus building were used to take the necessary steps on the path to adaptiveness.

Covisint is a new company jointly owned by several of the world's largest automotive groups. In order to become one of the pace setters in the world of business-to-business online trading at high speed, the company used an economic model in which its own resources were just a fraction of those deployed in the market.

A large public service provider, ***Aguas de Portugal (AdP)***, had to become adaptive in order to cope with a liberalizing marketplace. Their huge project included the development of shared services in support of operational units restructured on completely new lines.

Telia, a major public telecommunications operator, recognized the need to respond much faster than before to the often hard to quantify needs of its clients. To make this happen, business and IT strategy had to become one and the same.

It was the need to respond to permanent volatility in the demand for spare parts that led ***Ford*** to begin implementing new processes and systems. Measuring volatility to support future predictions: that's an especially adaptive plan!

Altering the scope of its activities while introducing new kinds of partnership: that is what the cold chain logistics specialist, ***Stef-TFE***, has achieved in order to respond to the changing demands of the food industry.

The major Canadian energy company, ***Ontario Power Generation (OPG)***, developed a new method for outsourcing its IT services. By forming a transitional joint venture (New Horizon System Solutions), OPG has linked the classic cost reduction exercise to the desire for achieving greater adaptiveness within its own business.

DARA, a public body specializing in aircraft maintenance, is transforming its IT systems and building an extended eco-system in order to compete in the market economy.

Finally, ***Aventis*** is a successful example of merger on a grand scale in which all the key instruments, and most notably new adaptive tools for financial management, were deployed successfully.

The Cap Gemini Ernst & Young Group believes that the ability to adapt, quickly and well, to a world in a state of permanent volatility already differentiates, and will soon separate, the companies which thrive from those that are being left behind within the network economy. To help its clients win a place among the leaders is a task that calls on all of the Group's resources, from strategy consulting right through to outsourcing.

Pierre HESSLER
Member of the Board of Directors
Cap Gemini S.A.



2000 – "Birmany" – Josée Goudard (Galerie Gala Amalvy)

HPCL in a revolutionary shift to open markets

The entire Indian economy is undergoing unprecedented change, and the Hindustan Petroleum Corporation Limited (HPCL) is getting impacted in a big way. For several decades now, most strategic industries in India have been in public ownership, with their strategic decision-making circumscribed by government policy.

Nowhere is this policy of centralized control more in evidence than in the oil industry, where three state owned enterprises have dominated the entire Indian marketplace for the past 25 years and more. The prices to be paid for crude, the cost to consumers of refined product and the allowable surplus have all been fixed by government throughout this period. Competition has been restricted and virtually none of the normal service differentiators have existed.

Today, everything is changing. After much speculation, the government announced in November 1997 that it would move speedily to total liberalization of the oil sector. The first moves began within months and the whole process will be complete in April 2002, just over four years after the initial announcements. From this year on, the world's second most populous country will also have the largest open market economy in the Oil & Gas industry by population on earth: well over three times more numerous than the European Union.

For HPCL, this change in policy has brought the need for near revolutionary change. The main change can be expressed very simply. In moving from a strictly regulated, command economy to a liberalized, market economy, all the underlying realities of business life have shifted as well. The company must address a complex marketplace of many demanding customers, with varying needs and service expectations not attended to before. In place of strict control over price and other conditions, the market is now totally open. Anyone can enter the market and can compete freely on price, service and distribution terms. In this new reality, even the largest and best-established players have no inherent "right to exist." They have to compete effectively alongside all the rest if they are to survive, let alone prosper. Change does not come in a more dramatic form than this.

Action is clearly needed to cope with change in all four of the company's key markets: for retail, bulk fuels, lubricants and LPG (used mainly for cooking in India). Just to give one simple example: In bulk fuels & lubricants, which were liberalized before all other sectors of the petroleum market, the country has moved at speed from a position where only three companies could import, refine and sell oil for industrial use to where any company or any large user can do so. About 30 major and some 2000 small new competitors have already appeared in the lubricants market and HPCL saw rapid inroads made into its market share in the early days. In the lubricants market, direct relationships had to be created with a massive base of small dealers in the "Bazaar Trade" who were suppliers to the motor trade, which means that a very small customer base has increased to one that numbers tens of thousands all over this vast country.

Customers are calling the shots

Mr. Arun Balakrishnan, Director-HR of HPCL who, until recently, was Strategic Business Unit head for Bulk Fuels & lubricants, recalled that, as a first response, HPCL carried out significant brand building activity in order to become known to customers who were never previously targeted. This has worked well, market share in the lubricant market has begun to grow fast once again, and HPCL is now one of the fastest growing major oil companies today. In the end, however, the battle for leadership in this totally new kind of marketplace can only be won in the classic way: by providing better quality backed by higher service standards than the competition can manage.

After a period of benchmarking to identify best practices and restructuring the marketing organization to achieve customer focus, HPCL management selected Cap Gemini Ernst & Young to be a strategic partner in implementing new systems to support core processes. "The objective has been to provide better information for faster decision-making, for ultimately being more responsive to customers' requirements," says Ms. Nishi Vasudeva, GM-ERP Implementation. The key component chosen is a JD Edwards ERP implementation that covers nine key sites in its initial form, with others to follow once the pilot stages are complete. Key processes covered by the scheme include everything from basic supply chain, to all aspects of financial management, to projects and capital accounting, to HR management. In customer relationship terms this is the first stage of a planned revolution in quality standards, providing industry-leading service in an unusually complex marketplace. As customers move from a position of near dependency in the old petroleum marketplace to one in which they very definitely call the shots, this is a vital step forward, being delivered just in time. A joint project team has been working intensively to finalize the scheme and, so far, with a high level of success.

Stepping stone to an unpredictable future

The first stages of the project are complete, with the next stage now underway. First indications are that HPCL's expectations are being fully reached, and that the company's transformation into a quite different kind of business will take place successfully. Yet this is another story that is still unfolding as we watch. The ERP implementation would be relatively standard in a mature market setting but in the context of massive change, in terms of technology, business practice and culture, this is anything but routine. It is, rather, a stepping-stone to an unpredictable future.

In the next few years, HPCL will be doing all of these things: defending its existing markets against mass invasion from totally different kinds of competitors; building new and far more dynamic, service-based relationships with a new mass market; opening up new lines of business in both enterprise and consumer segments; helping its own people to change their attitude from inward looking to customer-centric and to become full-fledged, entrepreneurial service providers. All this in the context of a market which now contains both some of the most highly technically literate communities on earth and others whose way of life is far more simple. The complexity of the challenge is extraordinary, while the prospects for volatility and unpredictable developments are also very high. This is a remarkable management and human challenge. Cap Gemini Ernst & Young is privileged to be helping HPCL adapt, compete and succeed in this era of unprecedented change.

Arun Balakrishnan
Director Human Resources
Hindustan Petroleum Corporation Limited

Kishor Chitale
Account Manager
Cap Gemini Ernst & Young



1998 – "A game of polo" – Guy Thiant (alanglois@terre-net.fr)

Albert Heijn mobilizes its managers for today's market

Albert Heijn is the largest single brand within the global Ahold Group, one of the most powerful retailing businesses in the world, with 32 different brand names and operations in North and South America, Europe and the Asia-Pacific region. Based in the Netherlands, Albert Heijn is widely recognized as the country's leading food retailer, with an excellent reputation for both quality and value.

With nearly 700 stores across the country and a market share of more than 27 percent, Albert Heijn caters for the food needs of approximately 6 million people every week. The company is a Dutch institution, with a brand profile built up over decades of consistently excellent service, leading to consistently high customer expectations.

Over the past few years, however, it became clear that some changes in strategy were needed. Based almost solely in 1500-square-meter supermarkets, Albert Heijn's share of a relatively saturated market was static. Even more worrying was the gradual realization that service standards, which are so critical to the company's premium positioning, were under pressure. The reason was not hard to find. Implementation of sophisticated administration and supply chain systems was adding to the workload

of local store management. While guarding their own decision-making autonomy, store managers were spending most of their time in running systems and very little time in their stores, working with customers, improving service standards and seeking innovative ways to support sales. A new leadership team decided to tackle these issues in a consolidated way and to put the greatest name in retailing in the Netherlands back on the growth track again.

Focus on the customer

The new strategy is comprehensive and coordinated. It involves action that extends from store location, retail proposition, systems support and management reorganization. Every component needs to be fully functional and mutually supporting if challenging business goals are to be met. As part of the plan, Albert Heijn has rethought its basic retail proposition and has extended its reach in the most dramatic fashion. Albert Heijn aims to deliver an excellent service to its customers by creating the right shop at the right location at the right time. Customers in Arnhem can now stock up for their weekly needs at the first Albert Heijn XL, a new 4000-square-meter supermarket with many extra services and products. They can also order online at Albert.nl for home delivery or, by contrast, can visit the AH to go's, scaled-down convenience stores. These convenience stores are being placed in such key locations as railway and petrol stations. Quality and brand values always remain consistent but the number of opportunities for purchase has grown and complete new segments of the population have been brought within reach.



2000 – "Evening of mystical blacks and blues" – Jacques Léonard (Opera Gallery - www.operagallery.com)

This is the public face of change but, behind the scenes, equally remarkable developments have been taking place. In particular, a highly responsive supply chain approach enables the company to manage its product mix in a dynamic way for each individual store and to automate ordering, delivery and replenishment. The result has been major gains in efficiency and speed, but there are significant implications for local management. They have now been relieved of a large administrative burden yet, paradoxically, the new format could also be seen as an exercise in centralization. The need to spend time on managing systems has been taken away but with this has gone a residual responsibility for budgeting,, targets, supplier management and other activities that tend to boost the self-image of local management.

There is an excellent reason for this change: the need to refocus attention on the employees and the customers and free store managers to concentrate on delivering superb, innovative service, day after day. Before Albert Heijn could gain the full benefits of this new approach, however, the store managers, themselves, had to be mobilized behind the strategy. That is where Cap Gemini Ernst & Young came into the picture.

Accelerated Solutions Environment for adaptive attitudes

In adapting to major changes of direction, the human element is a key ingredient for success. In a business where customer service is a key (possibly the key) differentiator, this is especially true. The Albert Heijn strategic plan could only be delivered by the more than 500 local store managers who would need to understand, accept, own, enthusiastically support and creatively implement it. For this to happen, they would need to adapt their own thinking and develop a different mindset compared with the past. To help answer this vital need, Cap Gemini Ernst & Young applied a powerful tool for fostering adaptive attitudes and behavior: the Accelerated Solutions Environment, or ASE.

An ASE is an adaptive tool, enabling joint teams of external specialists and stakeholders from the client company to develop a precisely crafted solution to even the most complex issues. The environment is designed to encourage open thinking and creativity, while the people who are charged with implementing the eventual solution are precisely the people who have ownership of the issues at all times. In place of traditional consulting prescriptions, the ASE enables interactive, flexible development. In a world that increasingly calls for adaptive behavior, this is proving to be a key adaptive mechanism.

All the managers buy in

For Albert Heijn new ground was broken in the sheer scale of the action that took place. Stage by stage, all key constituencies in the management team were involved. Eventually, the full complement of 500 store managers shared in a three-day interactive session, ending up with an implementation plan, built and agreed, in real time, by the entire team.

As a direct result of the ASE approach, there has been a major shift in the attitudes of the store management team most directly responsible for Albert Heijn's future success. The store managers now understand that their task is to concentrate on acting as effective ambassadors for their brand and to use their considerable autonomy as team builders, creative marketers and sales leaders to carry out this critical task with understanding and enthusiasm. Early results have been positive and underline the role of ASEs in building trust, shared understanding and mutual ownership in the process of adapting to change on a large scale.

A.D. (Dick) Boer
President & CEO
Albert Heijn B.V.

Erik Godijn
Global Account Executive
Cap Gemini Ernst & Young

Covisint: auto industry benefits from B2B marketplace

Global manufacturing enterprises are having to think the unthinkable in order to stay on terms with the relentless pressure to raise standards, reduce costs and speed up delivery into the marketplace. Nowhere are these pressures felt more strongly than in the automotive market.

The stakes are so high here, and competition so intense, that any mistakes are likely to be punished severely. It is no wonder that consolidation is reducing the number of global players in the market while the pressure on those remaining continues to grow. Tougher regulation, more discriminating customers, new channels for comparison and purchase: these are all keeping the world's top manufacturers on the lookout for new ways to gain an edge through reduced costs and improved delivery.

That is why, in the middle of 2000, one of those previously unthinkable new developments took place. Ford and General Motors had formed their own online trading exchanges in order to improve choice and drive down costs in their own supply chains. Realizing that their individual efforts could have a detrimental effect on the global automotive supply community – which would be faced with the costly possibility of having to support multiple exchanges – the two automotive giants joined up with DaimlerChrysler, and then a little later with Renault Nissan, to develop a single, common infrastructure that could benefit the entire industry. The result: the world's largest B2B marketplace that enables the automotive industry to reduce costs and improve efficiencies in procurement, supply chain management, collaborative engineering and quality through a portal structure that simplifies connectivity and communications through an open, scalable, secure architecture. .

Known as Covisint, the new venture opened for business in North America early in 2001, with Cap Gemini Ernst & Young as one of the key contractors for strategy, development, launch and management. Covisint, more than any other venture, has started to deliver on the promise of e-Business, providing competitive advantage for many companies in the global automotive industry in terms of speed, cost, choice and flexibility within a truly global supply and procurement network. The initial launch, however, was only the first stage in a continuing commitment to a more adaptive and flexible automotive market.

Delivering on the promise of e-Business

The next challenge had been identified before the end of 2000. It was to make sure that a successful launch in North America could be immediately followed up with an equally effective introduction to the European market. That proved to be a challenge for several good reasons: Firstly, the company needed to be ready for active, secure trading in Europe as soon as the North American business model was proven in action. That meant carrying out near parallel development, yet without incurring excessive cost or exposure to risk. In addition, Covisint was not yet incorporated in Europe, so it was not easy to recruit staff and set up the necessary enterprise processes and systems. And, above all, the Covisint project team, led by Cap Gemini Ernst & Young, was effectively inventing a new format for online trading and relationship building via a highly flexible, secure yet essentially adaptive open network. The sheer newness and experimental nature of the concept meant that continuous review and update to core processes was taking place. There was never a moment of stability when a proven model pioneered in the Americas could be painlessly reproduced in Europe.

Covisint and its shareholders were facing a combined human and systems challenge of formidable dimensions, and doing it at the very moment of maximum risk to companies trading in an already unstable market. Under these circumstances, it is not so surprising that they issued their own challenge to one of their closest strategic partners: Cap Gemini Ernst & Young, which gladly took it up.



1999 – "Café terrace in Paris" – Claude Sauzet (claude.sauzet@laposte.net)

Adaptive thinking in action

The challenge was deceptively simple. The project team took on the task of establishing the Covisint corporate body within the European market to the point where it could open for business with complete security as quickly as possible. Yet this had to be done while avoiding the obvious potential pitfalls ahead: that of either taking on massive fixed costs by creating a traditional business up to a year before those full resources were really needed, or of launching with a skeleton organization, with the risk of being overwhelmed by initial demand.

The chosen approach was, instead, a model of adaptive thinking and systems in action. Here is how it worked: Under the terms of the agreed action plan, Cap Gemini Ernst & Young staff carried out the roles of a full services staff for Covisint in Europe. That involved personnel from both consulting and technology backgrounds, able to work as a team to address all the core issues. When the first stage of the project was complete in May 2001, Covisint was effectively up and running in Europe, complete with core processes, systems and a sales pipeline. All of this was achieved at exceptionally high speed and low risk.

A new business model in an unproven marketplace

It was a good example of a new sort of flexible outsourcing project. Outsourcing has traditionally focused on achieving efficiency gains and cost savings by reproducing a series of proven routines supporting core functions. In this case, however, Covisint and Cap Gemini Ernst & Young joined forces to create a new business model in an unproven marketplace, using cutting edge technology in an extraordinarily volatile trading atmosphere.

The strategy called for a seamless blend of skills ranging from end to end across the consulting and technology spectrum, yet all of them had to be mobilized and managed in the most flexible way possible, and subject to continuous revision, updating and sometimes quite radical change. Covisint is a pioneer among adaptive enterprises, so it is no wonder that only a very adaptive form of outsourcing could hope to deliver the right results.



1996 – "The little ice-cream seller in the Tuileries" – Robert G. Schmidt (Galerie Saint-Roch)

Outsourcing as a key to the Adaptive Enterprise

Covisint is now fully operational in Europe and, as it has continued to develop, so its business model also continued to adapt. A full-time management team was recruited and the core processes developed in the outsourcing contract were fully implemented. The company has achieved rapid lift-off and the flexible outsourcing relationship with Cap Gemini Ernst & Young remains in place, but now in a different form following yet another major adaptation to change.

The new approach is based on a concept known as "the Hub," in which a range of professional, human and technical resources can be drawn on and configured rapidly to cope with any requirement. The central management team of Covisint thus stays extremely lean while the business, as a whole, is able to face challenges successfully, as and when needed.

One of the key characteristics of an adaptive enterprise is the "variable geometry" approach: being able to "morph" into new shapes to take advantage of new opportunities. Outsourcing has a key role to play in fostering this kind of capability and the alliance between Covisint and Cap Gemini Ernst & Young is a key example of this approach being successfully implemented here and now.

Archie Cameron
Global Account Executive
Cap Gemini Ernst & Young

Lars Olrik
Managing Director
Covisint Europe

Aguas de Portugal in the new Europe

The water supply industry worldwide is facing a prolonged period of potentially disruptive change. Throughout the European Union, in particular, the regulatory regime is being progressively liberalized over the next few years. The aim is to achieve a single, transparent system for regulating all major utilities, within a single, open market.

In this context, Aguas de Portugal (AdP) is a significant European player. Not only does it have to deal with the same organizational issues as are faced by other water companies across Europe, AdP is also engaged in a major redevelopment of virtually the entire Portuguese water infrastructure.

In a very short period industries that have traditionally been publicly owned and either managed on a national or (more usually) municipal and regional basis will become genuine commercial entities able to operate anywhere in Europe. This is a tremendous challenge to governments, public opinion, management skills and organizational culture. Enterprises caught up in this process of change are now having to reinvent almost every aspect of how they organize, manage their people, deal with their customers and plan their future strategies. They also have to make all of these changes against a strict time plan, as the count down to full liberalization continues.

As the largest player in the national marketplace, AdP is now working with the European Union and the Portuguese government to bring about radical improvements in the water supply and waste treatment systems right across the country. Not only must the company be reorganized for part privatization (in the near future), by this time the standard of service provided throughout the home market must also have been significantly upgraded.

Immediate change/immense responsibility

AdP is a big player in the field, serving 70 percent of the Portuguese population, and with 3.5 million customer connections in its 9 overseas subsidiaries, operating from East Timor in the Pacific, via Mozambique and Angola in Africa, to Brazil and other Latin American countries in the West. Yet the true situation is even more complex than that. The nature of the water business is such that supply is normally managed through local concessions or regionally operated companies. AdP has no less than 70 individual subsidiary companies, together with a large number of part-owned water concessions. All of these have a high level of operational autonomy; many have local shareholdings from municipalities and local governments. They have their own histories, cultures and methods. They are all subject to tight regulation and do not allow the freedom of action that management normally requires when carrying out major change processes.

For AdP, therefore, the challenge of immediate change is very complex. It involves achieving rapid efficiency gains, in order to make the business competitive in an open market. It means implementing a common culture in order to deal with a very different future, while consolidating the multiple trading entities in the group to make them a source of critical mass and commercial strength, rather than a hindrance to agility and growth within the open market.

IT infrastructure for a different future

Cap Gemini Ernst & Young became involved in working with AdP's management in 1999, when the strategy consulting team was asked to advise on how to develop a new business model for what was now becoming a new type of company. The work was comprehensive in scope, covering the need to align employees with their changing roles in the business; to redesign core processes; institute new management procedures and controls; rethink the systems and redevelop the IT infrastructure for the very different future now in prospect.

The proposed plan was adopted by the Board of AdP late in the year and implementation began early in 2000. A key element of the new model was a Business Unit approach, consolidating the multiplicity of autonomous local units into six entities linked by natural interests. In this way, greater responsibility was devolved to line management, while the new units were also designated as centers of excellence in their field, with the mission to drive cultural change and build a group level sense of identity among the employees.

This change was linked to the development of a centrally managed shared services organization, which is now providing back office, IT and administrative support to units right across AdP. Though roll out is not yet complete, cost savings, efficiency gains and service improvements on a large scale have already been delivered. Finally, a major re-engineering of core processes is now underway, based on implementation of SAP R3.

An unfolding story

Aguas de Portugal (AdP) is a company that has had to reinvent itself for a very different future. That has involved a major leap of imagination, leading to radical change in virtually all aspects of the way that it operates. The pressure for change is irresistible and the timing unforgiving. In the new European marketplace AdP has to adapt successfully or face a very uncertain future. The story demonstrates how adapting to these new conditions can be achieved through rapid, incremental change: from strategy to organization of business units; from redevelopment of core functions to rethinking of IT infrastructure; from a new approach to marketing to new ways of fulfilling the marketing promise via cultural change.

It all has to happen in parallel, with action on all fronts taking place simultaneously, yet all guided by a single, adaptive vision. Today, the new AdP is a faster moving, higher quality, more competitive business than it was three years ago. This story, however, is far from over and the next three years are likely to prove even more eventful as the next stages of change make themselves felt.

Justino Carlos
Administrador
Aguas de Portugal - Serviços Ambientais S.A.

Isabel Marques
Principal, Account Manager
Cap Gemini Ernst & Young



1997 – "Once upon a time in Venice" – Gérard Hellis (Galerie Célia B. Guedj - www.celiabguedj.com)

Telia: a telecommunications leader turns to Adaptive IT

Telia is one of the foremost telecommunications companies in the Nordic countries. Within its home market, Sweden, it has over 4 million residential customers for its fixed line services, making it a clear market leader. As a long-established, widely trusted service provider, Telia should be well positioned for steady, profitable growth into the future. The marketplace, however, is becoming increasingly unpredictable, competitive and volatile.

Over the past two years, it has become clear to Telia's management team that long-term success will not be achieved by a "business as usual" approach. Instead, more radical change is needed.

The telecommunications marketplace has seen plenty of upheaval in recent years, with dramatic increases in data traffic combining with the continued mobile revolution across Europe to fuel relentless growth. A year ago, the whole marketplace was hit by its first downturn in more than a decade. The impact on manufacturers was immediate and painful but service providers have also been rethinking their strategy as well. For Telia, the goal was clear: respond to the sharp increase in competitive pressure by moving closer than ever to the customer.

The market for standard telecommunication services is becoming increasingly commoditized. It is sometimes hard to tell one proposition from another, which means that price is often left as the only real differentiator. To develop competitive advantage and build more value back into the business, therefore, it was clearly essential to seek new ways of differentiating Telia's services from those of other providers. That meant a strategy to speed up the creation of new, added value services; to bring them to market much faster and to target them more precisely. While this drive to improve the value of customer transactions was taking place, it was equally essential to achieve radical improvements to the efficiency of internal systems and processes.

In other words, a dual track approach was needed to develop internal efficiency combined with higher value, better-targeted external services.

New system to support customer service

The problem for Telia was that, after decades of operating in a fragmented marketplace, the company's own systems were in no position to support the drive toward a more logically structured, much more efficient approach to the marketplace. Different systems had developed over time to support traditional residential services, mobile telephony and online business. Even such a basic requirement as billing has been handled quite differently in the various operating divisions. A range of separate customer services departments existed, while there was no effective way of bringing reliable intelligence about customers into the planning and management processes. It was simply impossible to analyze customer buying patterns or preferences to enable better segmentation.

At root, all of these difficulties come back to system issues. The complex infrastructure in place, representing different and often incompatible applications, built up over time to answer highly specific



1990 – "Death of a toreador" – Mikhaïl Turovsky (Galerie Célia B. Guedj - www.celiabguedj.com)

needs, was making it difficult to act in the flexible, adaptive way demanded by the new business strategy. In particular:

- To provide a single point of contact to the customer at all times, for all services, reducing the chances of error and improving the level of satisfaction.
- To build up a real depth of knowledge about customers, in order to offer them the most appropriate services, thus fostering loyalty while raising transaction value.
- To enable a range of external partners to be securely integrated into the product development processes, allowing new services to be brought to market faster than ever.

Without resolving the system issues, the new, much more adaptive business plan envisaged by Telia's leadership team could not be realized.

Rethinking IT strategy

Cap Gemini Ernst & Young started working with the residential division of Telia Communications as key strategic partner for systems and infrastructure in April 2001, in order to carry out a reliable analysis process, followed by an effective, practical action plan. Initially, this was to have a three-year time frame but it soon became clear that the speed of change in the marketplace made this impractical. Instead, a year-by-year implementation of infrastructure development was chosen, and this, in turn, was linked to a strategic rethinking of the company's positioning, business structure and resourcing.

By the end of the year, the combined Cap Gemini Ernst & Young-Telia Communications team had completely rethought the residential division's IT strategy in order to make it serve the company's business imperatives. Key features of the activity included an advanced development methodology, using key features from Cap Gemini Ernst & Young's unique ASE (Accelerated Solutions Environment) approach to ensure very fast yet reliable joint planning. With combined teams involved at all stages, the result was early buy-in from the client side based on the primacy given to the business vision. This also made it possible to unlock the mass of knowledge that already existed in the organization but which had never been adequately recorded or put to use.

In addition, the process followed by Cap Gemini Ernst & Young ensured a clear definition of priorities, with emphasis on customer relationships as the main focus for activity. This was supported by an implementation plan that involved creative use of flexible outsourcing, together with use of intelligent network architecture to ensure the best possible use of existing systems, without compromise to the service requirements identified by the client's own business teams.

Actions speak louder than words

The thinking and talking part of the project is now over. The client has a sophisticated action plan that is focused on recreating the business as a truly adaptive enterprise. The telecommunications marketplace is inherently unpredictable and will definitely stay that way for a long time to come. In this volatile context, the only fixed point is the customer, and service providers have to do everything they can to stay close and provide added value to those all-important, hard to understand and easy to lose individuals.

Any hint of inflexibility in systems and processes can cripple this effort to stay competitive. Telia Communications has now taken a major stride toward assuring a more profitable future for its residential services by planning for an Adaptive IT infrastructure: in which the business strategy leads and the enterprise systems serve the drive for competitive advantage through superior customer service. Today, other parts of the company are building on this initial experience to bring Adaptive IT thinking into their own operations as well.

Anna Rukila
Manager IT Strategy
Telia Communications

Maria Andersson
Account Manager
Cap Gemini Ernst & Young

Ford puts its customers in the driver's seat

The Ford Motor Company is one of the world's leading automotive companies, and has been for most of the 20th century. Many millions of its products are now on the roads of every country on earth. As a result, the distinctive Ford logo is one of the most widely recognized commercial symbols in the world and is representative of an extraordinarily powerful consumer brand.

The integrity of that brand has been secured, decade after decade, by the quality of the customer experience as it applies to every aspect of ownership: product quality, routine maintenance and dealer support of the customers' vehicles. In this essential area of the customer relationship, parts supply to the dealers has a vital role to play. In the increasingly competitive automotive market, with higher levels of customer choice and more intense price competition, no aspect of the customer experience can be neglected. Continuous improvements in performance must be achieved in order to keep customer satisfaction levels as high as possible.

The unpredictability of parts supply

Parts supply is, of its very nature, an unusually complex matter. The Ford Customer Service Division (FCSD) supplies service parts to more than 10,000 dealerships throughout the world. As a matter of routine, over 500,000 unique part numbers are supplied on the network to dealers and the customer demand volatility level in this process is remarkable. It is clear that many aspects of parts supply are unpredictable, because no one can say for certain which parts will be required for any given service or repair. As a result, variation from the average level of requirement for any given part can range from as low as 30 percent per time period to as high as more than 400 percent per time period. Yet somehow the delivery system has to take all of this volatility into account and yet provide virtually on demand availability for each service or repair.

In reviewing its service parts supply chain back in 1999, Ford's goal was simple: to deliver best-in-class performance. In an increasingly competitive market, this meant planning for a significant improvement over the levels of support being achieved at the time. Some legacy systems would need to be replaced, others upgraded. This was a relatively long term effort and left one major question to be answered: What could be done to improve performance significantly in the short term, while planning for change on a larger scale took place?

Toward 100 percent availability

Cap Gemini Ernst & Young had been an adviser to different parts of the Ford Motor Company for several years already, and they were invited to review this challenge and suggest how to meet it. Precise targets included reducing inventory levels, improving customer fill rates, and reducing customer back order lines.

The plan agreed with Ford included a blend of technology, process improvements, new metrics, and human skills, aimed at finding pragmatic and achievable ways to gain more from installed systems, while also preparing for the future systems. A key aspect of the solutions delivered under the plans facilitated by Cap Gemini Ernst & Young was the way that its staff and client staff formed themselves into a single, focused team. The result was added speed and efficiency in achieving near-term improvements, while delivering a high level of skills and knowledge transfer to the FCSD staff.

Specific solution ideas focused on the need to improve aspects of the current legacy systems in order to achieve much greater efficiency. These included software tools to improve Distribution Resource Planning, forecasting and inventory visibility throughout the supply chain. Other tools were developed to measure volatility and to streamline inventory flow, thus shortening supply-chain lead times. Cap Gemini Ernst & Young brought their unique levels of supply chain expertise to bear on planning, developing, and helping FCSD deploy a wide range of high impact solutions.



1993 – "The barn at Buci" – Jacques Léonard (Opera Gallery - www.operagallery.com)

Customer satisfaction brings brand loyalty

This story is far from over but, even in the relatively short term, some very clear results have been achieved by the joint efforts of the many dedicated FCSD and Cap Gemini Ernst & Young people who have worked so hard on this project. Cap Gemini Ernst & Young's work was performed in parallel with process improvements being implemented by FCSD in its supply base and in the FCSD Parts Depot network. A few statistics summarize the impact of all of these improvements:

- Customer Fill Rates (the percentage of customer lines completely filled on time) was 93 percent in the U.S. and 93.6 percent in Europe. After the project, the numbers were, respectively, 98 percent (an improvement of 5 points) and 96.8 percent (an improvement of 3.2 points).
- Open customer back order lines were over a full day's business in both the U.S. and in Europe. The figures now are, respectively, less than 15 percent of a day's business in the U.S. (an 85 percent reduction) and less than 40 percent of a day's business in Europe (a 60 percent reduction).
- Inventory value was $1,045 million in the U.S. and in Europe. This figure today has been reduced to $838 million (an improvement of $207 million).

In terms of speed and efficiency, these are remarkable enough achievements, but when translated into higher customer satisfaction and thus increased brand loyalty, the true significance of the project becomes clear. Ford Motor Company is now approaching best-in-class levels, and the upcoming strategic changes to systems and processes will extend Ford's lead over its competitors. In one of the most volatile areas of a fast moving, fast changing market, this is a good example of how adaptive thinking, backed by ingenious planning and top quality teamwork, can achieve great results.

Don Johnson
Director Global Parts Supply and Logistics
Ford Customer Service Division

Archie Cameron
Global Account Executive
Cap Gemini Ernst & Young



1999 – "Bouquet on blue background" – Mikhaïl Turovsky (Galerie Célia B. Guedj – www.celiabguedj.com)

Stef-TFE: one-stop expertise in products, logistics and technologies

Stef-TFE is the European specialist in cold chain logistics, with 200 facilities in France and the rest of Europe, annual sales of 1.15 billion euros and 12,000 employees. The strategic challenge in this business is to combine the flow of goods and the flow of information. Stef-TFE has now met that challenge.

Faced with intensifying competition, pressures from customers' demand for just-in-time delivery and increasingly stringent food safety regulations, logistics companies specializing in fresh and frozen produce must be flexible, responsive and adaptive. As a result, information systems have now joined transport and logistical services as key components of these companies' offerings. Says Francis Lemor, Stef-TFE's chairman: "Logistics depends on transport, but both depend on information systems, which are a prime means for us to differentiate ourselves from our competitors."

Transport and logistics companies are providing customers with an ever-wider range of services: co-manufacturing, product maintenance – even call-center management. Agrifood companies and mass retailers now expect their transport and logistics providers to handle all or part of their IT needs. Since these providers risk losing market share in their regular business if they are unable to offer a comprehensive service, they have no choice but to incorporate information technology into their strategy. And since tenders will fail to be considered unless they are one-stop proposals that include IT, it is becoming impossible to dissociate the information system component from the rest of the bid. Moreover, now that these information systems have become business-critical, they must be able to handle complex interfaces between producers and retailers on a national and European level. This requirement is underscored by wide-scale concerns about food safety and product traceability.

To meet these challenges, Stef-TFE decided to put in place a complete and credible IT service for its major customers… and to do it quickly. At the same time, it had to structure its internal processes with a uniform IT architecture while keeping a firm grip on costs. In addition, both the service and the internal architecture had to be open-ended to keep pace with new technologies.

Stef-TFE had three possible options. One was internal, since the company has substantial IT resources and business expertise as well as know-how in SAP implementation; it also has experience in software development, with its Agrostar Applications, the number-one supply-chain management tool for the agrifood industry. The other two options were external: a conventional outsourcing approach or a strong alliance. "We opted for the third solution, which would take us further and get the job done quicker," explains Lemor.

Innovative duplex

For its internal IT system, Stef-TFE relies on SAP throughout the group. Under a strategic agreement, Stef-TFE asked Cap Gemini Ernst & Young to bring its information systems together under a single architecture and provide Applications Management services for its present and future systems for a ten-year period.

For the "external" portion of the contract, Cap Gemini Ernst & Young France took an equity stake in Agrostar, a Stef-TFE company that specializes in information systems and also holds software marketing rights. Combining the capabilities of a logistics specialist with those of an IT specialist enhances the range of services that the two groups will be able to offer the agrifood and distribution industries. It also attests to the ambition of both Stef-TFE and Cap Gemini Ernst &Young to be major service providers to the agrifood supply chain.

Surprising results

"Our move to expand the logistics services we offer customers has led us to develop IT capabilities in cooperation with our partner," adds Lemor. This sharing of skills and goals is spurring Stef-TFE toward a new stage in its development: a full-service logistics offering with service-level commitments. Stef-TFE will thus be able to satisfy all three of its customers' needs – product transport, logistics and local warehousing, and information management – by combining its product expertise (agrifood) and business expertise (logistics) with its technological skills.

Francis Lemor
Chairman
Stef-TFE

Laurent Bourgeois
Account Manager
Cap Gemini Ernst & Young


E.LPH
APPELL
METHOD

2001 – "Talk Phone" – Troy Henriksen (Galeries W Eric Landau - www.galeriew.com)

New Horizon System Solutions: a growing venture with a broad vision

In common with many other energy markets around the world, the Canadian power industry is in the process of large-scale liberalization. In Ontario, Canada's most populous province, Ontario Power Generation (OPG), a government owned, former vertically integrated monopoly, is transforming itself in order to thrive in an open market environment, in which new competitors are being encouraged to enter and provide a wider range of choice to consumers.

This new regulatory climate is bringing massive changes to all participants in both scale and competitive focus. The former monopoly, Ontario Hydro, has already been separated into a power generation company; Ontario Power Generation, a power transmission business; Hydro One and its subsidiaries, and a systems operator; Independent Energy Market Operator (IMO). When full market liberalization opens on May 1, 2002, Ontario Power Generation, will have divested about 20 per cent of its former generating capacity and will be required to divest up to 65 per cent in order to comply with the new regulations. The company has therefore been faced with the need to reinvent itself in order to trade competitively in the marketplace.

Smaller means bigger

After Ontario Hydro split up its business, the first challenge for OPG was in the fact that it was becoming smaller and focused on its core generation business. In order to strive for operational efficiency within a vast, complex operation, OPG had possessed its own in-house IT and systems support. After the split of the business much of its infrastructure, both in terms of administrative processes and systems, were no longer relevant to the new reality.

In the new marketplace, OPG is one of several potential competitors aiming to win business from consumers now able to pick and choose their provider. In service terms, the emphasis has to move toward building customer relationships, managing risk, wholesale trading, achieving higher standards of efficiency, being able to market new service offerings and, above all, reducing costs.

It became obvious to management at OPG that the fixed costs invested in running large scale IT systems could be better leveraged across other companies who understand IT systems operation. In addition, since OPG was in the process of selling generation facilities, an external partner was required to operate the systems for OPG and sell the services to potential new owners of plants sold. After reviewing a range of potential partners, OPG concluded that Cap Gemini Ernst & Young had both the capability and the innovative approach needed to be its chosen partner.

Inventive outsourcing partnership

The strategy jointly agreed upon by OPG and Cap Gemini Ernst & Young was first announced in November of 2000, and has evolved into one of the most inventive and truly adaptive strategic outsourcing partnerships to be found anywhere in the worldwide energy and utility marketplace. The key to its success has been the inventive and aggressive determination shown by both partners to use their strategic partnership not just to achieve efficiency gains on existing business (vital though this was) but also to create a sustainable business for the future. The relationship was structured with this goal very much in mind.

The main features of the plan are:

- Both parties agreed to set up a transitional joint venture as the vehicle to provide the IT outsource services. Known as New Horizon System Solutions (NHSS), the company is jointly owned by OPG and Cap Gemini Ernst & Young, the latter owning 51 percent as majority shareholder.
- The former IT employees of OPG were offered employment at NHSS, which then agreed to supply service to OPG at an appropriate level as OPG continued to reduce its size.
- Consistent with the strategy, NHSS sold related IT outsource business to Bruce Power, the new owners of the Bruce nuclear power facility, which had been sold by OPG under the terms of the new regulatory framework.


JEAN NAVARRE

1996 – "The farmhouse of the beautiful lady" – Jean Navarre (Galerie Célia B. Guedj - www.celiabguedj.com)

The key element of this approach, and the factor that takes it to a different level from basic outsource deals, is the way that both partners built service and financial incentives into the relationship from the outset. NHSS is challenged to achieve increased efficiency gains for delivery to its clients by a benefit sharing contractual arrangement. For OPG it means that a former fixed overhead cost has become a potential source of continuous added value. For Cap Gemini Ernst & Young, it creates a strategic partnership in which there is a strong joint incentive to search for cost reduction.

An adaptive model for the energy markets

The announcement of NHSS was greeted with great interest both in the North American outsource market and in the global energy and utilities industry. The challenges faced by OPG, dealt with in innovative fashion through the NHSS approach, are virtually universal in their significance. Large utilities the world over are seeking ways to create value from the non-core internal support functions. This is a model that has much to offer many other businesses. This model, however, is of its nature dynamic, and change is constant.

The success of the model has convinced OPG to sell its interest in NHSS to Cap Gemini Ernst & Young, a full year before OPG was contractually obligated to do so. OPG will remain its largest customer and continues to benefit from performance gains, while NHSS has complete freedom to extend its services across the marketplace.

Customers of NHSS will see the power of fully integrated service from Cap Gemini Ernst & Young's end-to-end solutions, ranging from strategy to process management and from applications management and infrastructure solutions to NHSS separate service.

With emphasis on the energy and utilities sector, and, with a working model based on truly adaptive outsourcing, this approach is proving hard to resist. Significant new contracts have followed OPG, and as the business grows, the clients continue to gain in terms of service efficiency and financial return from this increasingly strategic relationship.

NHSS has extended its footprint in the energy industry to serve the IT requirements for not only a generation company, but also a transmission and distribution business.

The justification for an Adaptive Enterprise approach can be seen with stark clarity in market sectors worldwide. Commercial and regulatory changes, alike, make both an innovative vision and an adaptive approach a basic necessity in many different areas of business. The NHSS story demonstrates how flexible outsourcing can be a key ingredient in helping large enterprises transform themselves quickly and efficiently into the competitive, agile businesses likely to be successful in the years ahead.

Deitmar Reiner
Chief Information Officer
Ontario Power Generation

Darren Saumur
Account Manager
Cap Gemini Ernst & Young



1997 – "Don't forget Venice" – Guy Thiant (alanglois@terre-net.fr)

DARA's flight to an independent future

The Defence Aviation Repair Agency (DARA) is a business in the middle of unprecedented change, within an industry that has, itself, seen extraordinary volatility in recent years. Once part of the UK Ministry of Defence, DARA is now on the fast track toward becoming a totally independent business, and is already trading commercially on the open market.

DARA was formed in 1999 through the amalgamation of two separate agencies, those of the Royal Air Force and Royal Navy. Between them, they shared responsibility for servicing and maintenance of all the aircraft owned by the British defense establishment. This included several hundred fast jets, a substantial fleet of helicopters and large jets used for passenger transport and in-flight refuelling. Given the strategic nature of the business, the two agencies had always focused on exceptional levels of quality performance, while not always matching technical excellence with equivalent commercial thinking.

The challenges of transformation

As part of a new approach to some aspects of defense management in the U.K., it was decided that DARA should aim to become an independent company, able to continue its work for the Ministry of Defence but also able to work in the commercial sector and for clients in overseas countries. The first step was to become a "trading fund" within the Ministry of Defence, with operations and commercial results being made separate from the Ministry. The move toward full spares inclusive trading is currently scheduled for 2005 – an ambitious goal for such a major development. The importance of this change can hardly be overstated. It involves new thinking, new attitudes, new strategies and a clear-sighted evaluation of its own systems and operations in order to achieve the levels of efficiency needed to compete on the open market. That market, of course, has been subject to extraordinary pressures in recent years, with great fluctuations in demand, competitive pressure and costs. For DARA, the drive for transformation brings major challenges.

In simple terms, DARA has to move from being a government agency to a fully competitive commercial organization; it has to move from having one overwhelmingly important customer to seeking business all over Europe; and it has to move from being purely a defense business to servicing commercial companies as well. This has to be managed in the context of an industry in which competition is intense and contractual relationships are rapidly evolving into new forms. Scalability is essential to cope with rapid variation in demand, while clients are moving toward service contracts in which payment is linked to guaranteed results. Flexibility, speed and high efficiency are basic requirements for success in this environment.

Managing such changes requires a revolution in culture, attitudes and skills. Yet before any effective movement can lead toward a new future, there is another major challenge to be overcome: the need to transform processes and systems. DARA has inherited an infrastructure that physically and in system terms reflects the past, not the future. It has four widely scattered sites, chosen for their proximity to major defense establishments rather than on the basis of commercial logic. At the same time, many years' haphazard investment has left DARA with a legacy of 52 separate systems built up over a long period by the two predecessor agencies. Decisive action was clearly needed in order to make DARA ready to compete in the commercial world.

Replacing the tangle of legacy systems

DARA had already taken the decision to make processes the first priority, reasoning that no radical change in performance could be possible until the tangle of different systems had been replaced by a single, integrated set of enterprise processes, optimized for speed, efficiency and scaleablility. The client invested in the Baan aerospace ERP system, and asked Cap Gemini Ernst & Young to lead the implementation across the business.

There have been several key elements in the work done so far:

- There has been a single, seamlessly integrated team, with Cap Gemini Ernst & Young staff along with Baan and DARA personnel coming together to work in a highly efficient way, without artificial boundaries between team members.
- Recognizing that skills and experience are critical aspects of the work, there has been a strong emphasis on skills transfer, with DARA people being given unqualified support to develop their own expertise to new levels as the project continued.
- The work has always been highly customer focused, with emphasis on the kind of results most valued by commercial clients. That includes giving them full visibility across the full supply chain, backed by the capability to provide them with holistic solutions to their needs.
- Not only will DARA's specific implementation of the Baan ERP approach provide greater responsiveness and flexibility in action, it will enable better management of all key processes in one comprehensive system. That includes assessing the value of contracts, improving financial controls and ensuring close integration of production, scheduling and supply chain.
- Long term management of these specialized systems has been turned into a flexible outsourcing contract, again managed by Cap Gemini Ernst & Young, in order to ensure maximum scalability and efficiency.

Flexible and ready for change

Driving this process of rapid implementation and development are the facts of life that DARA now deals with: the need for responsiveness – being able to cope at high speed with the need to expand or contract to fit the fluctuating demands of the market. There is the need to deliver a set of customized solutions that precisely fit the non-standard requirements of very different customers; the need to have a transparent, highly efficient but very secure supply chain, based on flexible relationships and, potentially, facilitated by digital exchanges. Above all is the need to manage costs in a business where lack of accurate information at the right moment can potentially wipe out the profit on a major piece of business. The work carried out at DARA is ultimately about assuring the very future of the company.

The project has been implemented on a stage-by-stage basis. The new system is now live at the smallest of DARA's four major sites; it will be introduced to the others over the next few months, when all legacy systems will be switched off. Once the core ERP issues have been dealt with, the process will be extended to cover the "outer circle" activities, connecting up DARA's own enterprise systems with core external industry systems and with one of the world's most sophisticated online marketplaces: DECS (Defence Electronic Commerce Service), developed by the UK Ministry of Defence and Cap Gemini Ernst & Young. Major performance gains have already been achieved. The full maintenance of a VC 10 tanker aircraft has now been reduced from 180 days to 95 days. Servicing time for Sea King helicopter engines has been cut from 185 to 57 days.

Most important of all, the entire DARA organization has now become more flexible and ready for change. The success of the changes undertaken so far has helped to breed more adaptive attitudes throughout the company. This, together with the inherently greater fluidity of the new processes now in place, have made DARA able to face the future in this highly unpredictable market with confidence.

Steve Hill
Chief Executive
DARA

Don Elliott
Account Manager
Cap Gemini Ernst & Young



1994 – "Naxos" – Robert G. Schmidt (Galerie Saint-Roch)

Aventis: adapting in a post-merger enterprise

There is no greater challenge to a management team's ability than the period that follows a large-scale merger. This is when the full impact of change is felt and when the skill and professionalism of managers is tested to the full. Few mergers are on a scale larger than the coming together of Hoechst and Rhône-Poulenc in 1999, in order to form Aventis: one of the global giants in the pharmaceutical industry.

This merger involved far more than the normal requirement to marry systems and processes, to avoid duplication, to ensure rapid efficiency gains and to develop new revenues. This was also a marriage between key players in their own national economies: those of Germany, France and the U.S., so the complexity of international, cross-border alliances was also involved.

The pharmaceutical marketplace is becoming global very quickly, to the point where the future increasingly seems to belong to a smaller number of very powerful players. The scale of investment needed to develop innovative new compounds is beyond the scope of smaller companies. In this marketplace, it is necessary to be large and extremely creative to be a leader. For the newly formed Aventis, the scale issue had been solved but the need to demonstrate that the merger was successful in terms of speed, efficiency and innovation remained as the defining challenge to the combined management team.

How to be effective from day one

Aventis needed to prove by results that the merger was being successfully carried out, ideally with no significant disruption to normal business and with competitive gains being demonstrated as quickly as possible. There was tremendous interest in the merger from analysts and business partners alike, yet the time immediately following a merger is an especially vulnerable period for a newly created company. The managers of the companies concerned are likely to have spent months on the details of the merger agreement and, having successfully concluded the deal, they are then expected to act as an effective, unified entity from day one. The management team at Aventis was committed to deliver what it had promised to the market.

During the run up to the merger, Aventis management had been working to evaluate processes, identify synergies and build an agreed, practical integration plan. Before the merger agreement had even been completed, the combined management team identified the key next steps needed to ensure the fast achievement of merger benefits. In simple terms, these can be defined as ensuring a continuous flow of innovative pharmaceutical compounds, while strengthening strategic branding and steadily improving all aspects of financial performance.

In parallel with these actions, Aventis started to reassess all financial management processes and practices, with the aim of achieving three critical goals: *harmonize* the key processes; *simplify* them, ensuring that selecting procedures from both partner companies does not lead to unnecessary complexity; and *federate* all information from any source within the new, enlarged business.

"e-magine": a program for adaptive financial management

Cap Gemini Ernst & Young was identified by Aventis management as a source of industry best practice in developing management tools for reporting, planning, consolidating and presenting reliable and homogeneous knowledge in a complex environment. Building on experience gathered in improving the financial and operational systems of the two original companies, the "e-magine" program provides an evolutionary, highly responsive set of financial management solutions. In some ways, this program offers a model for developing the adaptive management tools needed by a global pharmaceutical company within an increasingly complex business environment. E-magine was designed to deal with all business processes – R&D, industrial, marketing, legal – which potentially have an impact on financial management and thus on strategic and operational decision-making.

The financial systems and processes were then federated in a Web solution designed for Aventis. "My e-magine" is a personalizable tool which enables controllers, analysts and managers – 1,700 users in all – to obtain operational and financial data in a consistent and unified way. This approach enabled Aventis to avoid carrying out a full-scale overhaul of its operational systems, which would have been both high-risk and costly. All those in responsible positions now have immediate access to quality information, leading to better and faster decision-making.

With "e-magine," Aventis had access to a set of rules and criteria deployed uniformly throughout regions and functions which facilitated the merger and gave the new company a competitive advantage from day one.

Prize-winning results

The pharmaceutical market is a very demanding one. Companies are judged by results, with quality of research, market development and financial management being the three key measurement criteria. Aventis spends about 2.7 billion euros on R&D each year. Any inaccuracies in financial management can quickly lead to serious consequences, so information that is timely, precise and comprehensible is the basic requirement for corporate good health. So far, the news has been encouraging for Aventis. Market sentiment has remained positive from the date of the merger onwards.



1999 – "Venice, San Pietro quarter" – Hervé Loilier (Galerie Mickael Marciano - www.galerie-marciano.com)

Results have been above expectation and the share price has performed above average. The new management systems developed by the Aventis-Cap Gemini Ernst & Young team have played a significant role in ensuring that the merger has been a success. Certainly the industry analysts think so, which is why *CFO Europe* magazine, one of the most respected financial publications in Europe, selected this project to receive its 2001 Best Practices award for use of information systems in supporting business management processes.

Philippe Peyre
Senior Vice-President
Management Board member
Aventis Pharma AG

Daniel Camus
Chief Financial Officer
Management Board member
Aventis Pharma AG

Christian Lévi
Associate Director
Cap Gemini Ernst & Young



1990 – "The half-open window" – Guy Thiant (alanglois@terre-net.fr)

INTRODUCING THE CAP GEMINI ERNST & YOUNG GROUP

**The Cap Gemini Ernst & Young Group
is one of the world leaders in management consulting
and IT services,
dedicated to helping its client companies
to develop and transform their organizations
at every step of their value chain.**

**With a workforce of more than 56,000 people throughout
Europe, North America and the Asia-Pacific region,
in 2001 the Group reported revenues of 8.4 billion euros.**

WHAT THE GROUP DOES

The Group offers its local and international clients, in more than 30 countries, services in:
- management and technology consulting;
- systems transformation;
- systems management (outsourcing);
- local IT engineering (Sogeti).

Management and technology consulting

This is an activity geared to achieving marked improvements in the performance of client companies, calling upon professional expertise, knowledge and experience in strategy formulation and process optimization and implementation of the most advanced technologies.

The *Strategy & Technology Consulting* service offering (representing 15 percent of 2001 consolidated revenue) includes both strategic and organizational consulting and technology consulting, which covers infrastructure architecture and IT systems.

Systems transformation

Aimed at making significant improvements or opening new opportunities in a client's business, systems transformation projects generally fall into three categories:

- systems integration projects, in which design, architecture, development and implementation result from the involvement of several players (hardware manufacturers, software package developers, etc.);
- customized software development, tailored to a specific client;
- adaptation of processes and behaviors to meet the demands of a new business environment.

The Group provides a complete range of services headed "Business Solutions & Technology":

- CRM-DareStep encompasses all Customer Relationship Management issues. A CRM Index[SM], launched in 2001, enables clients to benchmark their own status against industry norms. Cap Gemini Ernst & Young has also established key partnerships with the most prominent specialists in the field: Siebel, Oracle, SAP, Nortel/Clarify and Broadvision. Meanwhile, DareStep (the Group's interactive Internet agency) offers a distinctive range of skills for building relationships, internally and externally, via an online presence.

- B2B Supply Chain focuses on delivering gains in speed, efficiency and flexibility. Cap Gemini Ernst & Young was the first company to formulate an effective Adaptive Supply Chain Point of View, which achieved wide acceptance in the marketplace during 2001.

- Finance & Employee Transformation targets another major concern of management today: the efficiency of internal processes. This practice brings together a range of capabilities from technology to accounting to human resources.

- EEA/ERP (Extended Enterprise Applications/Enterprise Resource Planning) is a service offering which delivers ERP implementations based on solid working relationships with the key players in the field: SAP, Oracle, PeopleSoft, JD Edwards. In addition, the EEA suite of offerings makes it possible to take the ERP process a great deal further.

- Advanced Development and Implementation complements the work of other teams through a network of Accelerated Solutions Environments (ASEs) and Advanced Development Centers (ADCs), which provide the resources and capabilities to make effective IT strategies come to life for the client.

- "M-Commerce" covers all aspects of mobile technology and mobile terminals providing direct access to information. This offering is aimed at developing solutions to serve the needs of a company's "nomadic" workforce.

- Finally, Network Infrastructure Solutions (NIS) specializes in Internet network design and build, and network hosting. Working closely with Cisco Systems, this activity is carried out mainly in the Group's Telecom Media Networks Global Business Unit.

Cap Gemini Ernst & Young offers this complete range of services from which it selects the most advanced architectures based on the latest technologies and proven methods, gathered and standardized within a groupwide, ISO 9001 certified methodology called ***DELIVER***.

[illegible]

Cap Gemini Ernst & Young has developed a range of services responding to clients' expressed wishes to concentrate on their core business, reduce the costs related to the operation and maintenance of their existing systems and, in certain cases, to transform their systems (known as transformational outsourcing). This type of activity may involve taking full management responsibility for all or part of a client's IT resources, in the form of Applications Management (AM) services, Distributed Computing Services (DCS), or Central Computing Services (CCS).

Outsourcing (which represents 22 percent of 2001 consolidated revenue) integrates all the skills and expertise of Cap Gemini Ernst & Young's AM service offering in which the Group is the European leader. Client applications are maintained and managed from a network of twelve Applications Management Service Centers (AMSCs). The offering also includes services covering Network Infrastructure Management and Business Process Management.

Local IT engineering

Delivered by Sogeti, these Local Professional Services involve offerings of technical assistance and support to IT-department projects. Among the numerous services proposed:

- software development;
- infrastructure management;
- hardware and network management.

These services are all provided in close proximity to local IT decision-makers. In 2001, they represented 7 percent of the Group's consolidated revenue.



1992 – "Masks in front of the Salute" – Hervé Loilier (Galerie Mickael Marciano - www.galerie-marciano.com)

MANAGEMENT TEAM April 24, 2002

General Management

Executive Chairman  Serge Kampf (*)

Chief Executive Officer  Paul Hermelin (*)

Central Functions

Chief Financial Officer	Frédéric Lemoine (***)
Development & Risk Management	Hubert Giraud (***)
Human Resources	Jean-Pierre Durant des Aulnois
Communications	Florence Mairal
University	Jacques Collin

Central Operations

Chris van Breugel (**)

Alexandre Haeffner

Mark Hauser (***)

Clive Williams

Sectors

Consumer Products/ Retail/Distribution	Fred Crawford
Energy, Utilities & Chemicals	Colette Lewiner
Financial Services	Jim Greene
High-Technology & Automotive	Kevin Mahanay
Life Sciences	Stephen Phillips

Offerings & Alliances

Strategy & Tecnnology Consulting	Tom Manning
Business Solutions & Technology	Chell Smith
Outsourcing	Duncan Aitchinson

Operational Units

North America	Terry Ozan (*)
U.K./Ireland	Maurice Abell
Nordic	Björn-Erik Willoch
Benelux	Henk Broeders
Germany/ Central Europe	Antonio Schnieder
France	François Mazon
Italy	Richard Dicketts
Spain/Portugal	Domingos Oliveira
Asia-Pacific	Paul Spence
Sogeti	Berend Brix
Telecom Media Networks	Philippe Donche-Gay

(*) Administrator

(**) Censor

(***) Deputy General Manager

THE SECTORS

Six global units, dedicated to specific industry sectors, provide management consulting and IT services to Cap Gemini Ernst & Young clients worldwide.

Telecom Media Networks (TMN)

The Telecom Media Networks (TMN) Global Business Unit rose to the challenges presented by the telecommunications and media industries' tough market conditions in 2001. Thanks to its ongoing research program, The Leadership Connection® – conducted in cooperation with Ernst & Young – TMN was able to stay in tune with the needs of industry players and tailor its services accordingly.

TMN has over 30 years' experience in developing solutions for telecommunications providers, media distributors and creators, and large corporate enterprises leveraging next-generation network technology. Drawing on the skills and resources of its 6,500-strong workforce and extensive partnership network, the organization continued to help both the established operators and start ups achieve return on investment.

TMN is able to offer its clients a truly end-to-end service – from initial market entry strategy, through service development, back-office infrastructure design and installation, Customer Relationship Management and billing, to outsourcing and applications management. TMN is consistently ranked in the top tier of consultants serving the telecommunications and media industries.

Consumer Products, Retail and Distribution (CPRD)

Clients operating in these sectors are looking for the necessary expertise to develop strategies that will help them increase their sales in what are generally mature and highly competitive markets, while preserving or improving margins.

Cap Gemini Ernst & Young's CPRD unit offers the innovation and strategies required to take up this challenge. Examples include:

- Consumer Relevancy℠, a strategic framework that was developed following research with more than 16,000 consumers conducted by Cap Gemini Ernst & Young. The research identified a significant gap between consumers' expectations and companies' ability to meet them. An exclusive strategic methodology has been developed and successfully applied to several major market players, helping to pinpoint the exact needs of consumers and to improve growth, profitability and competitive positioning.
- Customer-Driven Transformation℠ focuses and prioritizes operational improvements and IT investments, aligning them with a consumer-centric strategic framework to drive business results and help CPRD companies realize their transformation agendas.

During 2001, the Group conducted projects for a large number of clients, including Danone, Ahold, Carrefour, Deutsche Post, Coca-Cola, Heineken and TPG Post (TNT Group).

Energy, Utilities & Chemicals

From oil and gas companies seeking to grow through acquisition or absorb already-acquired entities, to electricity, gas or water utility companies unbundling their value chains to prepare for deregulation and globalization, the sector continues to evolve rapidly. Personnel at all levels in these industries have had to acquire new skills and build new business models in order to deal with such a diverse set of new challenges.

Cap Gemini Ernst & Young is playing a major role in enabling an orderly, yet high-speed transition to the new industry paradigm. As one of the top three global energy & utilities consulting firms, the sector has about 6.000 professionals working regularly on projects related to the EU&C industries, in which it has developed and rolled out cutting-edge, industry-specific service lines such as Trading and Risk Management and Communication Hubs.

During 2001, key projects were carried out by the sector for several major clients worldwide. Among them NEMMCO in Australia, ChevronTexaco in the U.S. (see page 8) and New Horizon System Solutions in Canada (page 40).

Financial Services

Financial Services Institutions are facing challenging times with the global economic slowdown resulting in an urgent need by many players to scale down operations and reduce their fixed cost base. Future success in the financial services arena will depend on building a lean and efficient organization, focusing on core competencies and using innovative solutions to service the core business. In this context, Cap Gemini Ernst & Young has greater potential than ever before to build value-creating partnerships with global institutions.

In 2001, the Group achieved a leading position in Financial Services and now counts 35 of the world's 50 largest financial institutions among its clients. This privileged position is supported by a comprehensive service offering, ranging from strategic consulting to implementation, focusing on outsourcing, cost efficiencies, Adaptive IT, and Client Relationship Management, among others. Moreover, local delivery, backed by readily accessible global expertise, has earned the Group a reputation for superior client service in this sector as in others. To further enhance the service it provides to its global financial institution clients, the Group has embarked on a multi-dimensional development effort to bring together its capabilities and "go-to-market" strategies across the traditional industry lines of banking, insurance and securities.

High-Technology and Automotive (HT&A)

In 2001, Cap Gemini Ernst & Young strategically grew its client relationships both globally and locally, generating significant value for each of the world's twelve largest automotive OEMs, many of the world's largest automotive suppliers, each of the world's eight largest telecommunications equipment manufacturers, most of the leading computer and electronics manufacturers, and many of the world's top aerospace and defense companies.

Through its Centers of Excellence, the HT&A sector generates best practices, thought leadership and industry-specific solutions. The third annual Cars Online survey and the second annual Telecommunications Equipment Manufacturing surveys were published during 2001.

In 2001, Cap Gemini Ernst & Young's manufacturing clients experienced the effects of a highly volatile, uncertain economy. By embracing components of the Group's Adaptive Manufacturing Enterprise (AME) blueprint, many were able to improve operations and achieve meaningful savings.

In the automotive industry, the Cap Gemini Ernst & Young model supports the industry's movement to Build and Locate to Order, Collaborative Product Development, Adaptive CRM, B2B Exchanges, and Telematics. In recognition of a significant contribution to this industry, the Institute of Transport Management (ITM) named Cap Gemini Ernst & Young the Automotive Consultancy Company of 2001.

With its Adaptive Manufacturing Enterprise, Adaptive Supply Chain Management, CRM and major business transformational outsourcing offerings, Cap Gemini Ernst & Young also serves the High-Tech segment, most uniquely perhaps with its significant focus on developing and maintaining technical software residing in its clients' products – from mobile phones to networking equipment and laser printers.


BEEFEATER

2001 – "Patio interior" – Antoni Vives Fierro (Galerie Modus - www.galerie-modus.com)

The combination of dedicated account focus, highly experienced industry specialists and a commitment to investing in innovative sector-specific service offerings has resulted in a very strong Life Sciences Global Sector Unit for Cap Gemini Ernst & Young.

Since 1996, the Life Sciences team has been working with 17 of the top 20 Life Sciences companies worldwide including Aventis, GlaxoSmithKline, Johnson & Johnson, Novartis, Pharmacia, and Syngenta. Its work across CRM, Salesforce Effectiveness, Clinical Development & Product Approval, Global Supply Chain, Global Finance Re-engineering, IS Strategy, IT Outsourcing, and delivering Food and Drug Administration compliance brings together deep technical insight and proven industry consulting skills.

Research collaboration with the INSEAD Business School Healthcare 2002 Forum, and close relationships with technology partners such as Siebel, SAP and Microsoft, help maintain a highly contemporary perspective in all client work.



2001 – "The Aodaï" – Josée Goudard (Galerie Gala Amalvy)

CONSOLIDATED FINANCIAL STATEMENTS

The summarized financial information presented below is extracted from the "2001 Financial Report"

SUMMARIZED CONSOLIDATED STATEMENT OF INCOME FOR YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

(in millions of euros)	1999	2000	2001
Operating Revenue	**4,310**	**6,931**	**8,416**
Operating Income	**469**	**703**	**423**
Net income before amortization of goodwill	294	453	183
Net Income	**266**	**431**	**152**
including dividends paid	78	149	50
Net Margin	**6.2%**	**6.2%**	**1.8%**
Earnings per share			
* Adjusted average number of shares	77,261,741	107,920,778	127,514,674
* Diluted earnings per share (in euros)	3.44	3.99	1.20

Number of employees	1999	2000	2001
Total number of employees as of December 31	**39,626**	**59,549**	**57,760**
Average number of employees	**39,210**	**50,249**	**59,905**

SUMMARIZED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 1999, 2000 AND 2001

(in millions of euros)	1999	2000	2001
Assets			
Intangible assets	1,589	1,646	1,830
Other assets	361	545	579
Total non-current assets	**1,950**	**2,191**	**2,409**
Long-term deferred tax assets	86	786	863
Accounts and notes receivable (net)	1,063	2,312	2,176
Other current assets	932	1,456	1,309
Total assets	**4,031**	**6,745**	**6,757**
Liabilities and shareholders' equity			
Shareholders' equity, including minority interests	**2,638**	**4,223**	**4,342**
Long-term liabilities	322	302	357
Short-term liabilities	1,071	2,220	2,058
Total liabilities and shareholders' equity	**4,031**	**6,745**	**6,757**
Net debt	**(508)**	**(849)**	**(698)**

ACTIVITY ANALYSIS

EMPLOYEE BREAKDOWN BY REGION AT DECEMBER 31, 2001
(BASED ON WORKFORCE OF 57,760)

- France
- Southern Europe
- Benelux
- United States/Canada
- United Kingdom & Ireland
- Nordic Countries
- Asia-Pacific
- Central Europe


6%
3%
9%
24%
14%
10%
17%
17%

2001 REVENUE BREAKDOWN BY REGION
(ALL SERVICE LINES INCLUDED)

- France
- Southern Europe
- Benelux
- United States/Canada
- United Kingdom & Ireland
- Nordic Countries
- Asia-Pacific
- Central Europe


3%
6%
16%
7%
5%
17%
12%
34%

2000 PRO FORMA REVENUE BREAKDOWN BY REGION
(ALL SERVICE LINES INCLUDED)

- France
- Southern Europe
- Benelux
- United States/Canada
- United Kingdom & Ireland
- Nordic Countries
- Asia-Pacific
- Central Europe


3%
15%
5%
12%
35%

STOCK EXCHANGE OVERVIEW

DISTRIBUTION OF CAPITAL ON DECEMBER 31, 2001


CGIP
11.6%
S. Kampf
5.2%
Public (*)
83.2%
CAP GEMINI S.A.
Operating Companies

(*)Including capital held by managers, particularly those who have exercised stock options in the past and retained their shares, as well as shares received in May 2000 by former Ernst & Young Consulting partners who became Group employees after the acquisition of the Ernst & Young Consulting businesses.

DIVIDENDS

Year ended December 31	Total dividend *(in millions)*	Number of shares	Dividend per share
1996	MFF 121	60,356,666	francs 2
1997	MFF 214	61,198,877	francs 3.50
1998	MFF 380	69,130,658	francs 5.50
1999	M€ 78	77,945,108	€ 1
2000	M€ 149	124,305,544	€ 1.2
2001	(*)M€ 50	125,244,256	(*)€ 0.40

(*)recommanded to the Ordinary Meeting of April 25, 2002.

SHARE PRICE FROM JANUARY 1, 2000 TO MARCH 31, 2002

(in euros)


Cap Gemini
Ind CAC 40
350
300
250
200
150
100
50
J F M A M J J A S O N D J F M A M J J A S O N D J F M
2000
2001
2002

Source: Reuters.

MARKET CAPITALIZATION: JANUARY 1, 2000 TO MARCH 31, 2002

(in billions of euros)


30
25
20
15
10
5
2000
2001
2002

Source: CMF.

MONTHLY TRADING VOLUME FROM JANUARY 2000 TO MARCH 2002

(in millions of shares - including trading in the Netherlands)


30
25
20
15
10
5
0
J F M A M J J A S O N D J F M A M J J A S O N D J F M
2000
2001
2002

Source: Euronext.


M. Turovsky

1999 – "Venice" – Mikhaïl Turovsky (Galerie Célia B. Guedj – www.celiabguedj.com)

MAIN LOCATIONS

[illegible] Ernst & Young [illegible]
Place de l'Etoile - 11 Rue de Tilsitt 75017 Paris France
Telephone: 33 (0)1 47 54 50 00
Internet: www.cgey.com

Cap Gemini S.A.

Paris	33 (0)1 47 54 50 00
Grenoble	33 (0)4 76 59 63 00

Cap Gemini Ernst & Young

Paris	33 (0)1 47 54 50 00

University

Béhoust (Yvelines)	33 (0)1 30 88 38 38

Sector Management

Telecom Media Networks	Paris	33 (0)1 47 54 52 00
Consumer Products/ Retail/Distribution	New York	1 (212) 773 58 40
Life Sciences	London	44 (207) 340 30 00
Energy, Utilities & Chemicals	Paris	33 (0)1 49 67 30 00
	Houston (Texas)	1 (713) 982 17 00
Financial Services	New York	1 (212) 773 58 40
High-Technology & Automotive	Rosemont (Illinois)	1 (312) 879 25 00

France (33)

(Note: If dialing these numbers within France, add a 0 before the first digit.)

Paris	Corporate Headquarters	1 47 54 50 00
	Finance	1 49 67 30 00
	Industry	1 49 01 80 00
	Institute	1 44 74 24 10
	Operate (outsourcing)	1 41 26 51 00
	Public Services	1 49 01 77 09
	Telecom	1 49 00 40 00
	Tertiaire	1 49 01 70 00
Bayonne	Industry	5 59 25 34 00
Bordeaux	South	5 56 46 70 00
Brest	West	2 98 30 46 30
Caen	West	2 31 94 51 20
Clermont-Ferrand	Rhône-Alpes	4 73 28 23 81
Grenoble	Rhône-Alpes	4 76 52 62 00
Le Mans	West	2 43 57 45 00
Lille	North-East	3 28 36 31 31
Lyon	NIS (Network Infrastructure Services)	4 72 74 03 26
	Rhône-Alpes	4 72 75 48 60
Marseille	South-East	4 91 16 57 00
Montpellier	South-East	4 67 20 92 92
	Banking Systems	4 67 20 64 90
Mulhouse	North-East	3 89 36 33 66
Nancy	North-East	3 83 95 85 85
Nantes	West	2 51 17 35 00
	West (Training Center)	2 51 17 35 01
Nice	South-East	4 93 72 43 72
Niort	West	5 49 06 84 30
Orléans	West	2 38 24 01 01
Pau	South-West	5 59 84 12 23
Rennes	West	2 99 12 55 00
	Telecom	2 99 27 45 45
Rouen	West	2 35 12 20 20
Strasbourg	North-East	3 90 22 86 10
Toulouse	South-West	5 61 31 52 00
Tours	West	2 47 60 67 60
Valence	Rhône-Alpes (Training Center)	4 75 41 80 22

Europe (outside France)

AUSTRIA (43)		
	Vienna	(1) 211 63 0
BELGIUM (32)		
	Diegem	(2) 708 11 11
	Gent	(9) 240 15 11
	Hornu	65 715 211
	Wavre	10 23 66 11
CROATIA (385)		
	Zagreb	1 481 12 30
DENMARK (45)		
	Gentofte	**70 11 22 00**
	Viby, Jylland	87 38 70 00
FINLAND (358)		
	Espoo	**(9) 452 651**
	Helsinki Operate (outsourcing)	(9) 452 651
	Oulu	(8) 551 51 99
	Tampere	(9) 452 651
	Turku	(2) 251 26 66
GERMANY (49)		
	Berlin	**(30) 88 59 42 0**
	Cologne	(221) 91 26 44 0
	Dresden	(351) 478 13 0
	Düsseldorf	(211) 470 68 0
	Frankfurt/Sulzbach	(6196) 9 99 0
	Frankfurt	(69) 1 52 08 02
	Hamburg	(40) 2 53 18 0
	Heilbronn	(7131) 939 0
	Munich	(89) 94 00 0
	Russelsheim	(6142) 60 34 0
	Stuttgart	(711) 5 05 05 0
	Walldorf	(6227) 73 390 0
HUNGARY (36)		
	Budapest	(23) 506 800
IRELAND (353)		
	Belfast	2 (890) 51 12 30
	Dublin	1 661 32 66
ITALY (39)		
	Genoa	(010) 537 531
	La Spezia	(0187) 98 451
	Milan	(02) 42 261
	Naples	(081) 606 89 11
	Padua	(049) 823 5874
	Rome	**(06) 231 901**
	Syracuse	(0931) 463 565
	Turin	(011) 65 38 11
LATVIA (371)		
	Riga	(7) 50 32 50
LUXEMBOURG (352)		
	Luxembourg	440 49 81
THE NETHERLANDS (31)		
	Utrecht	(30) 689 89 89
NORWAY (47)		
	Oslo	24 12 80 00
POLAND (48)		
	Warsaw	(22) 528 75 00
PORTUGAL (351)		
	Lisbon	(21) 412 22 00
	Porto	(22) 608 06 00
SLOVAKIA (421)		
	Bratislava	(2) 444 556 78
SPAIN (34)		
	Barcelona	(93) 495 86 00
	Madrid	**(91) 657 70 00**
SWEDEN (46)		
	Borlänge	(243) 922 00
	Fagersta	(223) 418 00
	Gävle	(26) 63 28 00
	Göteborg	(31) 335 46 00
	Helsingborg	(42) 17 60 00
	Jönköping	(36) 34 85 00
	Kalmar	(480) 49 66 60
	Karlshamn	(454) 32 59 50
	Karlskrona	(455) 568 50
	Karlstad	(54) 14 63 00
	Linköping	(13) 24 81 00
	Luleå	(920) 24 26 00
	Malmö	(40) 607 72 10
	Örebro	(19) 17 32 00
	Oxelösund	(155) 25 50 00
	Stockholm (Bromma)	**(8) 704 50 00**
	Sundsvall	(60) 59 47 00
	Umeå	(90) 10 81 00
	Uppsala	(18) 18 52 30
	Västerås	(21) 10 58 00
	Växjö	(470) 74 79 60
SWITZERLAND (41)		
	Basel	(0) 61 685 27 27
	Geneva	(0) 22 879 52 00
	Lausanne	(0) 21 621 71 00
	Zürich	**(0) 1 560 24 00**
UNITED KINGDOM (44)		
	Bedford	(1234) 328 111
	Birmingham (Aston)	(121) 333 3536
	Birmingham (Gravelly)	(121) 328 8200
	Bristol (Aztec)	(1454) 626 626
	Bristol (Toltech)	(1454) 612 211
	Corby	(1536) 385 350
	Dingwall	(1349) 860 500
	Edinburgh	(131) 339 9339
	Glasgow	(141) 331 0414
	Greenford	(20) 8970 52 44
	London (Docklands)	(20) 7537 0926
	London (Shaftesbury Avenue)	**(20) 7434 2171**
	London (South Bank)	(20) 7735 0800
	London (Wardour Street)	(20) 7734 5700
	Manchester (Sale)	(161) 969 3611
	Rotherham	(1709) 710 071
	Swansea	(1792) 792 777
	Teeside (Wynyard Park)	(1740) 645 500
	Watford	(1923) 211 311
	Woking	(1483) 786 217

North America

CANADA (1)		
	Calgary	(403) 206 5600
	Montreal	(514) 874 4488
	Ottawa	(613) 598 4410
	Toronto	(416) 943 3232
	Vancouver	(604) 899 3535
UNITED STATES (1)		
	Atlanta (Georgia)	(404) 541 7100
	Austin (Texas)	(512) 703 7000
	Bala Cynwyd (Pennsylvania)	(610) 668 4626
	Baltimore (Maryland)	(410) 783 3800
	Bellevue (Washington)	(425) 990 6800
	Birmingham (Alabama)	(205) 458 7666
	Cambridge (Massachusetts)	(617) 761 4000
	Charlotte (North Carolina)	(704) 331 1900
	Chicago (Illinois)	(312) 879 6700
	Cincinnati (Ohio)	(513) 333 4555
	Clark (New Jersey)	(732) 382 5400
	Clayton (Missouri)	(314) 290 8000
	Cleveland (Ohio)	(216) 583 3300
	Columbus (Ohio)	(614) 895 4960
	Cupertino (California)	(408) 861 1800
	Dallas (Texas)	(214) 303 7600
	Denver (Colorado)	(303) 796 4000
	Detroit (Michigan)	(313) 628 7540
	El Segundo (California)	(310) 727 8400
	Englewood (Colorado)	(303) 796 4000
	Freehold (New Jersey)	(732) 358 8900
	Hartford (Connecticut)	(860) 524 3300
	Honolulu (Hawaii)	(808) 535 6820
	Houston (Texas)	(713) 982 1700
	Hudson (Massachusetts)	(978) 562 0330
	Indianapolis (Indiana)	(317) 977 1300
	Irvine (California)	(949) 440 3500
	Irving (Texas)	(214) 303 7600
	Kansas City (Missouri)	(816) 480 5546
	Leawood (Kansas)	(913) 253 2100
	Los Angeles (California)	(213) 240 7000
	Louisville (Kentucky)	(502) 585 6444
	Lyndhurst (New Jersey)	(201) 872 4100
	McLean (Virginia)	(703) 747 0500
	Miami (Florida)	(305) 415 1515
	Minneapolis (Minnesota)	(612) 371 8300
	Morristown (New Jersey)	(973) 285 9000
	New York	**(212) 944 6464**
	Newton (Massachusetts)	(617) 928 7600
	Philadelphia (Pennsylvania)	(215) 448 3800
	Phoenix (Arizona)	(602) 452 5900
	Pittsburgh (Pennsylvania)	(412) 644 0600
	Rosemont (Illinois)	(312) 879 2500
	San Francisco (California)	(415) 951 3200
	Tampa (Florida)	(813) 225 4747
	Tarrytown (New York)	(914) 345 6041
	Walnut Creek (California)	(925) 287 2323
	Westlake Village (California)	(818) 735 8300
MEXICO (52)		
	Mexico City	55 8503 2400

Asia-Pacific

AUSTRALIA (61)		
	Adelaide	(8) 8233 6100
	Melbourne	(3) 9288 8361
	Sydney	(2) 9248 4414
CHINA		
	Hong Kong	(852) 2918 7300
	Shanghai	86 (21) 6841 9696
INDIA (91)		
	Mumbai	(22) 518 7000
JAPAN (81)		
	Tokyo (3)	(3) 3279 9210
MALAYSIA (60)		
	Kuala Lumpur	(3) 2163 6800
NEW ZEALAND (64)		
	Auckland	(9) 377 1440
	Wellington	(4) 499 7750
SINGAPORE (65)		
	Singapore	6484 3188
TAIWAN (886)		
	Taipei	(2) 8780 0909

Sogeti

HEADQUARTERS:

BELGIUM (32)		
	Brussels (Sogeti N.V./S.A.)	(2) 639 08 30
	Antwerp (Gitek N.V.)	(3) 231 12 90
	Zaventem (Twinsoft N.V.)	(2) 716 52 80
FRANCE (33)		
	Paris	(0)1 49 24 53 00
GERMANY (49)		
	Düsseldorf (IQUIP Deutschland GmbH)	(211) 522 85 0
THE NETHERLANDS (31)		
	Diemen (IQUIP Informatica B.V.)	(20) 660 66 00
	Rotterdam (G&D)	(10) 289 09 00
	Vianen (Twinsoft)	(0347) 358 200
SWITZERLAND (41)		
	Petit-Lancy	(22) 879 16 50
UNITED STATES (1)		
	Centerville (Ohio)	(937) 433 3334

A publication of Cap Gemini Ernst & Young
Text: Corporate Communications
Cover: ***2001 – "Vietnamese women" – Josée Goudard (Galerie Gala Amalvy)***
Design: Les Editions Stratégiques
Production: Gutenberg on line
Printed in France

2001 FINANCIAL REPORT



REFERENCE DOCUMENT

CAP GEMINI ERNST & YOUNG

Board of Directors

Serge Kampf, *Chairman*
Ernest-Antoine Seillière, *Vice-Chairman*
Christian Blanc
Paul Hermelin
Pierre Hessler
Michel Jalabert
Ruud van Ommeren
Terry Ozan
Bruno Roger
Geoff Unwin
Guy de Wouters

Non-voting directors ("Censeurs")

Chris van Breugel
Phil Laskawy

CONTENTS

FINANCIAL HIGHLIGHTS

in millions of euros	Consolidated financial statements		Pro forma accounts
	2000 (1)	2001	2000 (1)
OPERATING REVENUE	*6,931*	*8,416*	*8,471*
OPERATING INCOME	*703*	*423*	*893*
OPERATING MARGIN	*10.1%*	*5.0%*	*10.5%*
NET INCOME	*431*	*152*	*547*
Total dividend (net)	149	(2) 50	-
NET MARGIN	*6.2%*	*1.8%*	*6.5%*
EARNINGS PER SHARE			
- Adjusted average number of shares	107,920,778	127,514,674	125,727,906
- Diluted earnings per share (in euros)	3.99	1.20	4.35

in millions of French francs	Consolidated financial statements		Pro forma accounts
	2000 (1)	2001	2000 (1)
OPERATING REVENUE	*45,464*	*55,205*	*55,566*
OPERATING INCOME	*4,611*	*2,775*	*5,858*
OPERATING MARGIN	*10.1%*	*5.0%*	*10.5%*
NET INCOME	*2,827*	*1,000*	*3,588*
Total dividend (net)	977	(2) 328	-
NET MARGIN	*6.2%*	*1.8%*	*6.5%*
EARNINGS PER SHARE			
- Adjusted average number of shares	107,920,778	127,514,674	125,727,906
- Diluted earnings per share (in French francs)	26.2	7.9	28.5

TOTAL NUMBER OF EMPLOYEES		
as of December 31	59,549	(3) 57,760

(1) The consolidated financial statements include the Ernst & Young consulting businesses from May 23, 2000, the date of approval of the acquisition by Cap Gemini Group's shareholders. The pro forma consolidated financial statements include the results of the Ernst & Young consulting businesses as if they had been acquired on January 1, 2000.
(2) Subject to approval by the Shareholders' Meeting of April 25, 2002.
(3) Including 1,078 employees working out their notice period before leaving the Group under the restructuring programs carried out during fourth-quarter 2001.

THE CAP GEMINI ERNST & YOUNG GROUP AND ITS BUSINESSES

I - BACKGROUND

Founded by Serge Kampf in Grenoble, France, on October 1, 1967, Cap Gemini Ernst & Young owes its rapid rise to a combined strategy of organic growth and acquisitions (Sesa in France, Hoskyns in the U.K., Volmac in the Netherlands, Programmator in the Nordic region, to name just a few). Today Cap Gemini Ernst & Young is Europe's leading IT services and consulting company and among the top five worldwide.

Another key factor in its rise to prominence occurred at the end of the 1980s, when the company decided to enhance its management consulting business through a series of strategic acquisitions which eventually led to the formation of Gemini Consulting. Joining the Group during this period were United Research and the Mac Group in the U.S., Titze & Partner in Germany and Bossard in France.

This strategy of combining management consulting and IT services was implemented even more systematically with the Convergence program, launched in 1994, thereby enabling the Group to keep pace with the rapid emergence of new technologies, e-business, and unpredictable changes in the global economy.

The acquisition, in May 2000, of Ernst & Young's consulting businesses enabled Cap Gemini to triple the size of its North American operations and to enlarge its presence in other regions where it held a less dominant position - e.g. Germany and Asia-Pacific. Today, Cap Gemini Ernst & Young is present in more than 30 countries and, as of December 31, 2001, employs 57,760 people.

Finally, a major strategic initiative was launched in 2001 with the creation of a new entity known as "Sogeti." Harking back to the original name of the Group and taking advantage of a lively, growing market for Local Professional Services, Sogeti's main objective is to provide technical assistance to the local offices of large- and mid-sized companies in all industry sectors. Structured around the original Sogeti model of decentralized branches, limited in size and close to the customer, and covering the full range of IT talent and skills – from programmers to project design and service managers – the new company is answering an increasing need for continuity and proximity in a market which today represents one-quarter of the total for IT services.

II - WHAT THE GROUP DOES

The Group offers its local and international clients, in more than 30 countries, services in:

- management and technology consulting;
- systems transformation;
- systems management (outsourcing);
- local IT engineering (Sogeti).

A - Management and technology consulting

This is an activity geared to achieving marked improvements in the performance of client companies calling upon professional expertise, knowledge and experience in strategy formulation and process optimization and implementation of the most advanced technologies.

The **Strategy & Technology Consulting** service offering (representing 15% of 2001 consolidated revenue) includes both strategic and organizational consulting and technology consulting (covering infrastructure architecture and IT systems).

B - Systems transformation

Aimed at making significant improvements or opening new opportunities in a client's business, systems transformation projects generally fall into three categories:

- systems integration projects, in which design, architecture, development and implementation result from the involvement of several players (hardware manufacturers, software package developers, etc.).
- customized software development, tailored to a specific client,
- adaptation of processes and behaviors to meet the demands of a new business environment.

The Group provides a complete range of services collectively known as "Business Solutions and Technology":

- CRM-DareStep (the Group's interactive Internet agency) encompasses all Customer Relationship Management issues. A CRM Index[SM], launched in 2001, enables clients to benchmark their own status against industry norms. Cap Gemini Ernst & Young has also established key partnerships with the most prominent specialists in the field: Siebel, Oracle, SAP, Nortel/Clarify and Broadvision. Meanwhile, DareStep offers a distinctive range of skills for building relationships, internally and externally, via an online presence.

- B2B Supply Chain focuses on delivering gains in speed, efficiency and flexibility. Cap Gemini Ernst & Young was the first company to formulate an effective Adaptive Supply Chain Point of View, which achieved wide acceptance in the marketplace during 2001.
- Finance & Employee Transformation targets another major concern of management today: the efficiency of internal processes. This practice brings together a range of capabilities from technology to accounting to human resources.
- EEA/ERP (Extended Enterprise Applications/Enterprise Resource Planning) is a service offering which delivers ERP implementations based on solid working relationships with the key players in the field: SAP, Oracle, PeopleSoft, JD Edwards. In addition, the EEA suite of offerings makes it possible to take the ERP process a great deal further.
- "Advanced Development and Implementation" complements the work of other teams through a network of Advanced Solutions Environments (ASEs) and Advanced Development Centers (ADCs), which provide the resources and capabilities to make effective IT strategies come to life for the client.
- "M-Commerce" covers all aspects of mobile technology and mobile terminals providing direct access to information. This offering is aimed at developing solutions to serve the needs of a company's "nomadic" workforce.
- Finally, Network Infrastructure Solutions (NIS) specializes in Internet network design and build, and network hosting. Working closely with Cisco Systems, this activity is carried out mainly in the Group's Telecom Media Networks Global Business Unit.

Cap Gemini Ernst & Young offers this complete range of services from which it selects the most advanced architectures based on the latest technologies and proven methods, gathered and standardized within a groupwide, ISO 9001 certified methodology called ***Deliver.***

C - Systems management (outsourcing)

Cap Gemini Ernst & Young has developed a range of services responding to clients' expressed wishes to concentrate on their core business, reduce the costs related to the operation and maintenance of their existing systems and, in certain cases, to transform their systems (known as transformational outsourcing). This type of activity may involve taking full management responsibility for all or part of a client's IT resources, in the form of Applications Management (AM) services, Distributed Computing Services (DCS), or Central Computing Services (CCS).

Outsourcing, which represents 22% of 2001 consolidated revenue, integrates all the skills and expertise of Cap Gemini Ernst & Young's AM service offering in which the Group is the European leader. Client applications are maintained and managed from a network of twelve Applications Management Service Centers (AMSCs). The offering also includes services covering Network Infrastructure Management and Business Process Management.

D - Local IT engineering

Delivered by Sogeti, these Local Professional Services involve offerings of technical assistance and support to IT-department projects. Among the numerous services proposed:
- software development,
- infrastructure management,
- hardware and network management.

These services are all provided in close proximity to local IT decision-makers. In 2001, they represented 7% of consolidated revenue.

2001 consolidated revenues break down as follows by line of business:


Strategy & Technology Consulting
15%
22%
Outsourcing
Business Solutions
& Technology

III - HOW THE GROUP IS ORGANIZED

A - World geographic presence

Cap Gemini Ernst & Young is a global company with a presence in most of the world's key markets. In 2001, its balanced geographic coverage translated into 34% of revenues earned in the Americas (the United States, Canada and Mexico) and 63% in Europe. In Europe, the Group is located in France, Benelux, the Nordic countries, Central Europe (which includes Germany), the United Kingdom and Ireland, and Southern Europe. Asia-Pacific accounted for 3% of 2001 consolidated revenues.

B - The sectors

Six global units, dedicated to specific industry sectors, provide management consulting and IT services to Cap Gemini Ernst & Young clients worldwide.

Telecom Media Networks (TMN)

The Telecom Media Networks (TMN) Global Business Unit rose to the challenges presented by the telecommunications and media industries' tough market conditions in 2001. Thanks to its ongoing research program, The Leadership Connection® – conducted in cooperation with Ernst & Young – TMN was able to stay in tune with the needs of industry players and tailor its services accordingly.

TMN has over 30 years' experience in developing solutions for telecommunications providers, media distributors and creators, and large corporate enterprises leveraging next-generation network technology. Drawing on the skills and resources of its 6,500-strong workforce and extensive partnership network, the organization continued to help both the established operators and start ups achieve return on investment.

TMN is able to offer its clients a truly end-to-end service – from initial market entry strategy, through service development, back-office infrastructure design and installation, Customer Relationship Management, and billing, to outsourcing and applications management. TMN is consistently ranked in the top tier of consultants serving the telecommunications and media industries.

Consumer Products, Retail and Distribution (CPRD)

Clients operating in these sectors are looking for the necessary expertise to develop strategies that will help them increase their sales in what are generally mature and highly competitive markets, while preserving or improving margins.

Cap Gemini Ernst & Young's CPRD unit offers the innovation and strategies required to take up this challenge. Examples include:

- Consumer Relevancy℠, a strategic framework that was developed following research with more than 16,000 consumers conducted by Cap Gemini Ernst & Young. The research identified a significant gap between consumers' expectations and companies' ability to meet them. An exclusive strategic methodology has been developed and successfully applied to several major market players, helping to pinpoint the exact needs of consumers and to improve growth, profitability and competitive positioning.
- Customer-Driven Transformation℠ focuses and prioritizes operational improvements and IT investments, aligning them with a consumer-centric strategic framework to drive business results and help CPRD companies realize their transformation agendas.

During 2001, the Group conducted projects for a large number of clients, including Danone, Ahold, Carrefour, Deutsche Post, Coca-Cola, Heineken and TPG Post (TNT Group).

Energy, Utilities & Chemicals

From oil and gas companies seeking to grow through acquisition or absorb already-acquired entities, to electricity, gas or water utility companies unbundling their value chains to prepare for deregulation and globalization, the sector continues to evolve rapidly. Personnel at all levels in these industries have had to acquire new skills and build new business models in order to deal with such a diverse set of new challenges.

Cap Gemini Ernst & Young is playing a major role in enabling an orderly, yet high-speed transition to the new industry paradigm. As one of the top three global energy & utilities consulting firms, the sector has about 6,000 professionals working regularly on projects related to the EU&C industries, in which it has developed and rolled out cutting-edge, industry-specific service lines such as Trading and Risk Management and Communication Hubs.

During 2001, key projects were carried out by the sector for several majors clients world wide, including NEMMCO in Australia, ChevronTexaco in the US and New Horizon Systems Solutions in Canada.

Financial Services

Financial Services Institutions are facing challenging times with the global economic slowdown resulting in an urgent need by many players to scale down operations and reduce their fixed cost base. Future success in the financial services arena will depend on building a lean and efficient organization, focusing on core competencies and using innovative solutions to service the core business. In this context, Cap Gemini Ernst & Young has greater potential than ever before to build value-creating partnerships with global institutions.

In 2001, the Group achieved a leading position in Financial Services and now counts 35 of the world's 50 largest financial institutions among its clients. This privileged position is supported by a comprehensive service offering, ranging from strategic consulting to implementation focusing on outsourcing, cost efficiencies, Adaptive IT, and Client Relationship Management. Moreover, local delivery, backed by readily accessible global expertise, has earned the Group a reputation for superior client service in this sector as in others. To further enhance the service it provides to its global financial institution clients, the Group has embarked on a multi-dimensional development effort to bring together its capabilities and "go-to-market" strategies across the traditional industry lines of banking, insurance and securities.

High Technology and Automotive (HT&A)

In 2001, Cap Gemini Ernst & Young strategically grew its client relationships both globally and locally, generating significant value for each of the world's twelve largest automotive OEMs, many of the world's largest automotive suppliers, each of the world's eight largest telecommunications equipment manufacturers, most of the leading computer and electronics manufacturers, and many of the world's top aerospace and defense companies.

Through its Centers of Excellence, the HT&A sector generates best practices, thought leadership and industry-specific solutions. The third annual Cars Online survey and the second annual Telecommunications Equipment Manufacturing surveys were published during 2001.

In 2001, Cap Gemini Ernst & Young's manufacturing clients experienced the effects of a highly volatile, uncertain economy. By embracing components of the Group's Adaptive Manufacturing Enterprise (AME) blueprint, many were able to improve operations and achieve meaningful savings.

In the automotive industry, the Cap Gemini Ernst & Young model supports the industry's movement to Build and Locate to Order, Collaborative Product Development, Adaptive CRM, B2B Exchanges, and Telematics. In recognition of a significant contribution to this industry, the Institute of Transport Management (ITM) named Cap Gemini Ernst & Young the Automotive Consultancy Company of 2001.

With its Adaptive Manufacturing Enterprise, Adaptive Supply Chain Management, CRM and major business transformational outsourcing offerings, Cap Gemini Ernst & Young also serves the High-Tech segment, most uniquely perhaps with its significant focus on developing and maintaining technical software residing in its clients' products - from mobile phones to networking equipment and laser printers.

Life Sciences

The combination of dedicated account focus, highly experienced industry specialists and a commitment to investing in innovative sector-specific service offerings has resulted in a very strong Life Sciences Global Sector Unit for Cap Gemini Ernst & Young.

Since 1996, the Life Sciences team has been working with 17 of the top 20 Life Sciences companies worldwide including Aventis, GlaxoSmithKline, Johnson & Johnson, Novartis, Pharmacia, and Syngenta. Its work across CRM, Salesforce Effectiveness, Clinical Development & Product Approval, Global Supply Chain, Global Finance Re-engineering, IS Strategy, IT Outsourcing, and delivering Food and Drug Administration compliance brings together deep technical insight and proven industry consulting skills.

Research collaboration with the INSEAD Business School Healthcare 2020 Forums, and close relationships with technology partners such as Siebel, SAP and Microsoft, help maintain a highly contemporary perspective in all client work.

2001 consolidated revenue breakdown as follows by sector:



Life Sciences & Chemicals*
9%
Telecom Media Networks
17%
Manufacturing & Other
9%
High-Technology & Automotive
9%
16%
Financial Services
Health Care, Public & Other Services
11%
Energy & Utilities
Consumer Products, Retail & Distribution

*As of January 1, 2002, the Chemical Sector is part of Energy & Utilities.

No single client represents over 2% of consolidated revenues and the Group's top ten clients account for less than 11% of that total.

IV - THE GROUP AND ITS PEOPLE

During 2001, Cap Gemini Ernst & Young focused particularly on its people, especially in three areas:

- On standardizing its Human Resources management processes which, prior to the merger, varied greatly from one operational company to another.
- On deployment of the Professions – communities of professionals to which all members of the Group belong. This deployment, covering six Professions, was completed by the end of the year:

- Strategic consulting.
- Business consulting.
- Technology.
- Operate.
- Business development.
- Support functions.

The Professions have a twofold mission: to serve as a management tool for people and career development using processes adapted to specific fields; and to facilitate the sharing of information and methodologies in these fields. The first of these missions began with the differentiation of HR functions according to Profession in each of the Group's large operational units. The second mission is being carried out through the creation and organization of some ten communities focused on segments of the Consulting and Technology Professions. These communities encourage the exchange of information and oversee the training programs in their individual fields.

- On internal communications, both formal and informal. This is especially critical at all levels because of the major changes that have taken place in the organization and deployment of the offerings of the new Group.

In France, the Group implemented measures relating to the reduction of the working week, in accordance with an industry-wide agreement as well as a specific Group agreement. The latter is based on the annual determination of hours worked and the provisions set down in relation to global working time calculations provided by law and the applicable collective bargaining agreements. During 2001 the average impact of these new provisions on the margin of the Group's French businesses was approximately 3.5 percentage points.

Excluding layoffs during the year, the average annualized employee turnover rate was 14.5% in 2001.

At December 31, 2001, the Group had 57,760 employees. The breakdown by geographical area is as follows:


Central Europe
6%
Asia-Pacific
3%
Nordic Countries
9%
France
24%
UK/Ireland
14%
10%
Southern Europe
17%
North America
Benelux

Changes in employee numbers:

Year	Average headcount	Year-end headcount
1995	20,477	22,079
1996	23,934	25,950
1997	28,059	31,094
1998	34,606	38,341
1999	39,210	39,626
2000	50,249	59,549
2001	59,906	57,760

V - INVESTMENT POLICY

With the acquisition of Ernst & Young's consulting business, the Group now believes it has a sufficient critical mass to operate effectively in the regions, sectors, service lines and new market segments described above.

Nevertheless, Germany and Asia-Pacific are two key markets for IT services in which the Cap Gemini Ernst & Young Group could strengthen its presence. The Group employs fewer than 3,000 people in Germany – which is Europe's largest market – and about 2,000 in Asia-Pacific. At the same time, a greater dependence on "off-shore" production is also anticipated. This might very well lead to the creation of new partnerships, financial or otherwise.

Finally, the Group has taken on the construction of a new international training center as part of Cap Gemini Ernst & Young University. Located in Gouvieux, north of Paris and in proximity to Charles de Gaulle Airport, the cost of the new center is estimated at €100 million, and it is expected to open at the beginning of 2003.

The major investments for 1999, 2000 and 2001 appear in note 2 a), b), c) and notes 9, 10 and 11 to the consolidated financial statements.

VI - ACTIVITIES OF PRINCIPAL SUBSIDIARIES AND INVESTMENTS

Total 2001 consolidated revenue (€8,416 million), 2000 pro forma revenue based on a comparable Group structure, and at constant exchange rates (€8,471 million) and 1999 pro forma revenue (€7,674 million), breaks down as follows by geographic area:

2001


Central Europe
Asia-Pacific
France
Nordic Countries
6%
3%
7%
16%
Southern Europe
5%
UK/Ireland
17%
12%
Benelux
34%
North America

2000


Central Europe
Asia-Pacific
France
Nordic Countries
3%
7%
15%
Southern Europe
5%
UK/Ireland
16%
12%
Benelux
35%
North America

1999


Central Europe
Asia-Pacific
France
Nordic Countries
3%
5%
7%
16%
Southern Europe
5%
UK/Ireland
16%
12%
Benelux
36%
North America

At December 31, 2001, the holding company Cap Gemini S.A. held 100% of the capital of its principal subsidiaries, with the exception of Cap Gemini Telecom owned at 95,1% and Cap Gemini NV in the Benelux, now owned at 99.8%. It was, in fact, at the end of April 2001, that the Group increased its participation in this subsidiary from 94.7% to 99.8%. On June 1, 2001, Cap Gemini NV's shares were withdrawn from the Amsterdam Euronext exchange and a procedure to purchase the shares still held by minority shareholders should be completed during 2002, thereby assuring the Group of 100% control of its Benelux subsidiary.

In addition to its operational subsidiaries, Cap Gemini S.A. holds 100% of the capital of two private real-estate companies and one limited liability company, which are owners, respectively, of the Group's corporate headquarters in Paris, its Béhoust university campus, west of Paris, and the property in Gouvieux north of Paris where the new international training center is under construction.

The Group's legal structure is made up mainly of 149 consolidated companies – listed in note 26 to the consolidated accounts – which conduct business in more than 30 countries organized operationally in the geographic areas outlined above.

VII - RISK

A - Market risk

1) Credit risk

Short- and medium-term assets theoretically giving rise to potential concentration of credit risk consist of short-term investments and accounts and notes receivable. Short-term investments mainly comprise marketable securities managed by leading financial institutions as well as negotiable debt instruments issued by financial companies or institutions with a suitable rating from a recognized rating agency. There is no significant risk on these short-term investments. Concerning accounts and notes receivable, Group clients are not concentrated within a single geographic area or business sector.

The businesses of Group clients may be affected by changes in the economic environment, with a resulting impact on the amounts receivable from these companies. The Group considers that no single client, business segment or geographic area represents a material credit risk.

2) Financial instruments

Financial instruments are used to hedge certain risks arising in the normal course of business. All hedging positions relate to existing assets or liabilities and/or business or financial transactions.

Hedging contracts are set up with leading financial institutions and the Group therefore considers that the related counter-party risk is not material. All currency and interest rate positions are taken using instruments quoted on organised markets or over-the-counter, for which the related counter-party risks are minimal. These instruments consist mainly of forward interest-rate and currency swaps. Gains and losses on hedging instruments are recognized on a symmetrical basis with the loss or gain on the hedged items. The fair value of financial instruments is estimated on the basis of market prices or data supplied by banks.
Detailed data are given in Note 18 to the consolidated financial statements.

3) Financing policy

For financing purposes, the Group can draw on banking facilities, which mainly comprise a €600 million multi-currency line of credit from a banking syndicate signed on July 31, 2001 for 5 years, and a €550 million commercial paper issuance programme. At December 31, 2001, none of these facilities had been drawn down.

The only draw downs were local lines of credit and overdrafts covering short-term and medium-term operational needs. At December 31, 2001, 75% of these borrowings, including obligations under operating leases and capital leases, was held at variable rates and 25% at fixed rates.

The Group finances some of its buildings under capital leases.

4) Equity risk

The Group has no significant exposure to equity risk.

B - Legal risks

The Group is not subject to any specific regulations and does not require any legal, regulatory or administrative authorizations to carry out its operations.

C - Insurance

Cap Gemini SA, its subsidiaries and any company in which it controls 50% or more, either directly or indirectly, are insured against the pecuniary consequences of general civil and professional liability they may incur as a result of their business activities. Such cover is part of a worldwide program organized into several lines and placed with different insurance companies. The program is periodically reviewed and adjusted to take account of revenue trends, lines of business and risk exposure.

The first line of the program, which covers risks of up to €20 million, is organized through a captive arrangement that includes reinsurance cover.

Covers for direct loss and loss of business, fraud and malice, and employees' vehicles and travel, together with personal insurance covers, are taken out by each subsidiary depending on its business lines, local regulations, and risk exposure.

CAP GEMINI ERNST & YOUNG AND THE STOCK EXCHANGE

At December 31, 2001, the Company's share capital was made up of 125,244,256 shares, an increase of 938,712 shares compared to 2000. A total of 1,147,082 shares were issued during the year on exercise of stock options by Group employees and 208,370 shares were canceled after being returned to the Company in accordance with the agreements entered into between Cap Gemini Ernst & Young on the acquisition of the Ernst & Young consulting business, and with the sixth resolution of the May 23, 2000 General Shareholders' Meeting. The Company's shares are quoted on the First Market of the Paris Bourse under the EUROCLEAR code 12533.

During the year, the proportion of the total capital held by managers and the public (mainly institutions) rose from 76% to 83.2% including the interest of Ernst & Young US LLP which has held less than 5% since October 2001.

Cap Gemini shares are included in the CAC 40, Euronext 100, Dow Jones STOXX and Dow Jones Euro STOXX indexes. The share price on the First Market of the Paris Bourse started the year at € 171.80 and ended the year at € 81.10.

Average daily trading volume in Cap Gemini shares, in value, represented around 2.1% of total trading volume on the Paris market in 2001.

OWNERSHIP STRUCTURE
AT DECEMBER 31, 2001



C G I P
S. Kampf
Public(*)
11.6%
5.2%
83.2%
CAP GEMINI S.A.
Operating companies

(*)Including capital held by managers, particularly those who have exercised stock options in the past and retained their shares, as well as shares received in May 2000 by former Ernst & Young Consulting partners who became Group employees after the acquisition of the Ernst & Young consulting businesses.

MARKET CAPITALIZATION FROM JANUARY 1, 2000 TO MARCH 31, 2002

(in billions of euros)



30
25
20
15
10
5
2000
2001
2002

Source: CMF.

SHARE PERFORMANCE FROM JANUARY 1, 2000 TO MARCH 31, 2002

(in euros)



Cap Gemini
Ind CAC 40
350
300
250
200
150
100
50
J F M A M J J A S O N D J F M A M J J A S O N D J F M
2000
2001
2002

Source: Reuters.

MONTHLY TRADING VOLUME FROM JANUARY 2000 TO MARCH 2002

(in millions of shares including trading in the Netherlands)



30
25
20
15
10
5

SHARE PRICE AND TRADING VOLUME

The following table presents an analysis of trading in the Company's shares over the last 24 months:

Month	Number of trading days	Share price (in euros)			Trading volume		
					Number of shares		Value (millions of euros)
		High	Average	Low	total	Average (daily)	
April, 00	18	276.70	227.78	188.20	10,245,068	569,170	2,310.9
May, 00	22	221.00	200.76	166.00	14,033,839	637,902	2,728.0
June, 00	21	236.00	203.22	172.60	13,552,248	645,345	2,738.2
July, 00	20	215.00	193.06	175.60	10,383,360	519,168	2,013.2
August, 00	23	235.70	202.09	184.20	12,342,546	536,632	2,515.4
September, 00	21	247.00	218.08	196.00	10,537,870	501,803	2,315.5
October, 00	22	228.30	201.31	180.50	12,672,806	576,037	2,511.6
November, 00	22	194.00	178.88	158.90	13,956,169	634,371	2,475.1
December, 00	19	190.00	173.84	154.60	9,660,146	508,429	1,681.9
January, 01	22	209.80	185.8	154.00	18,100,549	822,752	3,389.6
February, 01	20	208.90	193.79	184.00	10,683,382	534,169	2,083.5
March, 01	22	193.40	161.09	125.60	18,713,227	850,601	2,972.5
April, 01	19	164.80	135.32	109.70	17,792,543	936,450	2,395.0
May, 01	22	166.70	140.98	129.10	19,396,909	881,678	2,736.2
June, 01	20	143.40	116.64	77.40	25,334,525	1,266,726	2,671.9
July, 01	22	86.90	77.53	68.00	17,210,624	782,301	1,362.4
August, 01	23	88.30	77.84	69.60	13,566,487	589,847	1,074.2
September, 01	20	71.10	59.9	49.00	19,866,639	993,332	1,196.9
October, 01	23	70.40	60.65	49.70	29,803,388	1,295,799	1,800.8
November, 01	22	82.90	71.87	61.10	24,217,567	1,100,799	1,759.8
December, 01	18	92.50	80.44	69.60	19,160,183	1,064,455	1,545.5
January, 02	22	90.70	81.61	75.45	20,634,169	937,917	1,695.4
February, 02	20	82.55	76.67	70.70	23,942,177	1,197,109	1,814.8
March, 02	20	89.25	83.99	75.25	22,280,715	1,114,036	1,893.2

Source: Euronext.

DIVIDENDS

Year ended December 31	Total dividend (in millions)	Number of shares	Dividends	"Avoir fiscal" tax credit	Total Payout
1996	MFF 121	60,356,666	FRF 2	FRF 1	FRF 3
1997	MFF 214	61,198,877	FRF 3.50	FRF 1.75	FRF 5.25
1998	MFF 380	69,130,658	FRF 5.50	FRF 2.75	FRF 8.25
1999	M€ 78	77,945,108	€ 1	€ 0.5	€ 1.5
2000	M€ 149	124,305,544	€ 1.2	€ 0.6	€ 1.8
2001	(*) M€ 50	125,244,256	(*) € 0.40	(a) € 0.2	(b) € 0.6

(*) recommended to the Ordinary General Meeting of April 25, 2002.

(a) and (b): Under the terms of the 2002 Finance Act, the "avoir fiscal" tax credit has been kept at 50% of the net dividend in the case of individual shareholders and corporate shareholders qualifying for the affiliation privilege provided for in article 145 of the General Tax Code, but has been reduced to 15% for all other corporate shareholders that use the tax credit after January 1, 2002.

REPORT OF THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF APRIL 25, 2002

1 - General comments

The Cap Gemini Ernst & Young Group experienced a particularly difficult first full year in 2001. Its challenges proved very different from what had been forecast, but they also stimulated changes that have strengthened the Group's medium-term prospects.

After a year that was shaped by the acquisition of the Ernst & Young consulting businesses, followed by legal mergers and a large-scale integration process designed to efficiently combine the respective strengths of the Ernst & Young Consulting and Cap Gemini teams, the new Cap Gemini Ernst & Young Group started 2001 with an organization structure aimed at reaping the full benefits of the merger, in terms of value creation. While it was clear that the new organization would take a few months to settle down after an operation on this scale, it was expected to yield good results in an expanding market. Initial results were in line with this expectation. Despite the early effects of the crisis already impacting certain client industries in the early part of the year, namely the telecommunication and high technology sectors, the Group's revenues for the first quarter expanded by 7.6% like-for-like compared with pro forma revenue for the same period in 2000. However, this result was probably attributable to the momentum carried over from 2000, and was not the starting point of an acceleration. On the contrary, what followed was a steady loss of momentum, partly due to the demands on internal resources of the operational merger, but probably mainly as a result of the swift extension of recessionary tendencies in the global economy.

In May and June an unexpectedly large number of projects signed or in progress were postponed, staggered or even canceled by clients. A first set of corrective measures was implemented at that time, including approximately 2,900 layoffs. They were scaled to respond to a slowdown limited to specific countries (the U.S., the United Kingdom, Nordic countries) and sectors (telecommunication, banking sector, high tech). However, the scenario considered in June did not forecast the various economic shocks that followed. In August, stock prices fell by an average of 50%, triggering a rash of restructuring plans and raising fears of an across-the-board recession. The terrorist attacks of September 11 accelerated the downward spiral. As a result, the Group recorded no revenue growth in the third quarter. Fourth quarter revenues were only slightly better and were down 10% on the excellent Q4 2000. The Group therefore had to launch new cost-cutting plans and adapt its capacity, bringing the total number of layoffs for the year to 5,400.

These difficult times had a strong impact within the Group, as it is a well known fact that the strength of a services business lies in its people. But they also bore witness to Cap Gemini Ernst & Young's ability to adapt. Second-half revenues were more than € 1 billion below what had been planned at the outset of 2001, but operating expenses for the period were kept about € 700 million below the budgeted figure. This flexibility allowed the Group to remain profitable during this troubled year, albeit with significantly reduced margins. Despite this difficult environment, it was possible to implement some of the key steps of the strategic project begun in May 2000. Relations with a certain number of major clients were organized globally, alliances with key technological partners were strengthened and, thanks to a collective effort of all the Group's regions, Cap Gemini Ernst & Young has become the second-largest global player in CRM, with Siebel ranking us second among worldwide integrators of its products.

However, faced with such a volatile market, it was necessary to take immediate action to simplify an organization structure that was tailored to a more bullish environment. Priority was given to regional management, the 13 business lines that had initially been launched were redesigned and reorganized into three consistent units, marketing investment was scaled back and redeployed towards sectors less vulnerable to the economic slowdown. Lastly, greater emphasis was placed on services that provide a better fit with the current economic context, particularly in outsourcing. The paradox of this year is that, although it can only be considered disappointing in terms of overall results, many new projects and challenging ideas arose, were developed and made their mark, as the demands of the situation tasked everyone to think outside of the box to adapt to a changing business environment.

A review of key results highlights the gradual deterioration of the Group's situation, but with pronounced variances among regions and from one sector to another.

Consolidated revenues for the full year amounted to € 8,416 million, up 0.3% on a like-for-like basis compared with the Group's pro forma revenues for 2000. First-half growth of 6.3% was almost completely offset by the 5.7% decline in the second half, with a sharp drop in the last four months of the year.

Although all geographic areas experienced a slowdown between the first and second half, annual revenue trends varied widely: North America and the Asia-Pacific area shrank by 6.1% and 6.9% respectively, while the Group's European operations, which account for 64% of total revenues, grew 4.3%. Within Europe, results ranged from growth of less than 1% for Benelux and Southern Europe to approximately 6% for the United Kingdom, Central Europe and France.

The Group's exposure to various sectors of the economy can explain some of these differences, as performances by sector were very mixed. Our operations in telecommunications were hit particularly hard, falling 7%, and the same trend applied throughout the high-tech sector. Our financial-sector clients also sharply scaled back their expenditure, causing a 19% drop in revenues. Banks made the first cutbacks, then the trend spread to insurance companies following September 11th.

Conversely, the Group made very dynamic progress in the fields of energy and services to local governments, which were up 17%, and in life sciences, which rose 28%. Operations in the healthcare sector, which account for a significant portion of U.S. revenues, also recorded sustained growth, up 29%. Operations with public-sector clients, in which the Group had invested only minimally until now, posted satisfactory growth of 9%.

Across all sectors, it is clearly in project work and advisory services that the Group was most affected by the economic slowdown and clients' decisions to postpone or abandon certain capital expenditure plans. On the other hand, outsourcing, and particularly applications maintenance, continued to develop, achieving revenue growth of 9% over the year and representing 22% of Group revenues. Outsourcing, which is often combined with consulting services and systems integration, has established itself as a dynamic and recurring source of revenues and is expected to provide 30% of Group revenues before 2005.

Operating income for the year ended December 31, 2001 was € 423 million, down sharply on the previous year, at 5% of revenues versus 10.1% in 2000 (and 10.5% on a pro forma basis). Operating margin shrank from 6.1% for the first half to 3.9% in the second. This was attributable to the joint effect of low staff utilization rates and acute pricing pressures. The cost-cutting measures implemented by the Group, which included layoffs, scaling down of variable remuneration, restrictions on travel and reductions in overheads, could only offset part of this margin erosion.

Net income was € 152 million, representing net margin of 1.8%. It was heavily weighed down by € 181 million in restructuring charges, which covered both the cost of downsizing measures and the discontinuing of non-profitable operations.

Taking into account the measures implemented, the number of Group employees was 57,760 at December 31, 2001, 1,789 lower than at December 31, 2000 and 2,494 lower than at June 30, 2001. At December 31, 2001, however, over 1,200 people were serving a notice period (including 1,078 under restructuring plans) or were still included in headcount for purely administrative reasons, and the Group is starting 2002 with approximately 56,500 staff.

At the end of April 2001, the Group raised its stake in its Dutch subsidiary Cap Gemini NV from 94.2% to 99.8%. As a result, the shares of Cap Gemini NV were de-listed from Euronext Amsterdam on June 1, 2001. A procedure to buy back the shares still owned by minority shareholders will end during 2002, giving the Group exclusive control over its subsidiary.

Overall, the Group has managed to weather the very difficult environment of 2001 while remaining profitable. Last year's restructuring has refashioned the Group and prepared it to begin 2002 in better conditions.

The Board of Directors has monitored very closely the various milestones that the Group has crossed and the efforts made by its leadership team to rapidly adapt Cap Gemini Ernst & Young to the new market conditions. The Board was informed by Geoff Unwin of his decision to retire in 2002. The Board thanked Mr. Unwin warmly for his significant contributions to the success of Cap Gemini Ernst & Young and asked Paul Hermelin to replace him as Chief Executive Officer beginning on January 1, 2002.

2 - Comments on the consolidated financial statements of the Cap Gemini Ernst & Young Group

Consolidated results for 2001 include the full-year contribution of the Ernst & Young consulting businesses acquired in 2000. However, they also reflect the significant effects of the abrupt economic downturn and the costs of the two restructuring plans launched by the Group in the middle and at the end of the year.

The acquisition of the Ernst & Young consulting businesses, on May 23, 2000, was accounted for in the Group's financial statements by the alternative method provided for in section 215 of French Accounting Standards Committee ("CRC") standard 99-02 ("methode dérogatoire"). In accordance with this method, the cost of the shares in the acquired Ernst & Young entities was replaced by the net book value of the assets and liabilities of the entities concerned, as reflected in their financial statements at the date of acquisition after restatement in accordance with Group accounting policies. Therefore, no goodwill was recognized under assets in the consolidated balance sheet.
The method of acquisition enables the Group to benefit in North America from the tax saving resulting from the deductibility of amortization of the difference between the acquisition price of the Ernst & Young consulting businesses in the United States and Canada, and the tax basis of their assets and liabilities. In terms of cash flows, this saving will result in lower tax payments in the two countries, year after year, until the total saving has been realized.

Consolidated statement of income

Operating revenue increased by 21.4% in 2001 to € 8,416 million from € 6,931 million in 2000. The 2001 figure was € 55 million lower than pro forma operating revenue for 2000, a decrease of 0.6%.
The breakdown of operating revenue by geographic area is provided in note 4 to the consolidated financial statements

Operating income totaled € 423 million, down 39.8% on the previous year's € 703 million. Operating margin came to 5% versus 10.1% in 2000 based on published figures and 10.5% pro forma.
The breakdown of operating income by geographic area is presented in note 23 to the consolidated financial statements. North American margins held up well against declining revenues, reaching 6.3%, while margins in Benelux and France remained above the Group average, at 12.4% and 6.1% respectively. Operations in the Asia-Pacific region ended the year with a negative margin of 4.6%, however, and the United Kingdom's positive first-half margin was wiped out in the second half.

The 2000 breakdown between cost of services rendered and general, administrative and selling expenses is not directly comparable to the breakdowns for other years, due to the integration of the Ernst & Young consulting businesses.

The Group had **net interest income** of € 6 million in 2001 as opposed to net interest expense of € 7 million in 2000. The positive swing primarily reflected the interest earned on the proceeds from the late October 2000 issue of shares to Cisco Systems.

Other revenues and expenses, net represented a net expense of € 139 million in 2001 versus net revenues of € 9 million the previous year. The 2001 figure includes the cost of the restructuring plans decided and implemented during the year. In 2000, the Group recorded a € 134 million dilution gain on the transaction with Cisco Systems.
The € 181 million cost of the 2001 restructuring plans, including € 85 million charged to the income statement in the first half and € 96 million in the second half, was only partly offset by the € 32 million profit on the sale of the business process outsourcing business in the United Kingdom and the gain on the sale of the capital lease on the Group's Issy-les-Moulineaux building. This amount also includes € 20 million reversed from the discounting provision related to North American deferred tax assets and € 18 million in write-downs of shares in non-consolidated companies in the United States.

Income tax for the year amounted to € 104 million compared with € 238 million in 2000, representing an effective rate of 35.9% versus 33.8%. The lower effective rate in 2000 stemmed from the fact that the Cisco Systems dilution gain was not taxable. The 2001 figure includes a net deferred tax benefit of € 62 million arising from the utilization of subsidiaries' tax losses and the recognition of part of the North American tax credit, leading to a net benefit of € 8 million.

The Group's equity in the net results of affiliates represented a negative amount of € 3 million versus a negative amount of € 7 million in 2000.

Amortization of goodwill totaled € 31 million compared with € 22 million in 2000. The increase primarily reflects the interests acquired by the Group in companies set up to manage major outsourcing contracts and in Cap Gemini NV.

Net income for the year amounted to € 152 million compared with € 431 million in 2000, representing 1.8% of operating revenues versus 6.2% the previous year. The total of € 152 million includes € 111 million for the first half (2.5% of operating revenues) and € 41 million for the second half (1% of operating revenues).

Earnings per share came to € 1.20 versus € 3.99 in 2000.

Consolidated balance sheet

Consolidated shareholders' equity including minority interests totaled € 4,342 million, compared with non-current assets of € 2,409 million. At December 31, 2000, shareholders' equity including minority interests stood at € 4,223 million and non-current assets at € 2,191 million. The € 119 million year-on-year increase in shareholders' equity reflects the combined impact of:

- net income for the year (€ 152 million),
- translation adjustments (€ 90 million), arising from changes in exchange rates of the US dollar (€ 69 million) and the pound sterling (€ 18 million) against the euro,
- distribution of 2000 dividends (€ 149 million plus dividend equalization tax of € 15 million),
- the issuance of shares on exercise of employee stock options (€ 30 million),
- a € 47 million increase in additional paid-in capital, primarily reflecting the reversal of excess provisions recorded in Ernst & Young's opening balance sheet at May 23, 2000 as well as an adjustment to Ernst & Young's opening shareholders' equity at that date,
- a € 36 million decrease in minority interests, mainly following the acquisition of a further 5.6% interest in the capital of Cap Gemini NV.

The € 295 million increase in **non-current assets** arose mainly from:

- acquisitions of operating assets, net of disposals, for € 237 million, primarily in the United Kingdom (€ 62 million), France (€ 32 million), the United States (€ 26 million), Benelux (€ 24 million), Germany (€ 26 million) and the Nordic countries (€ 24 million),
- goodwill arising on the acquisition of an additional 5.6% interest in Cap Gemini NV (€ 139 million),
- depreciation and amortization for the year of € 217 million, including € 186 million related to property, plant and equipment and intangible assets and € 31 million in goodwill amortization,
- acquisitions of investments for € 19 million, including Vertex shares acquired at a cost of € 47 million, partly offset by a € 18 million write-down of investments in the United States,
- positive translation adjustments of € 63 million arising on conversion of non-current assets into euros,
- a € 54 million adjustment to long-term deferred tax assets.

Accounts and notes receivable amounted to € 2,176 million, including € 2,068 million in trade receivables versus € 2,164 million at December 31, 2000. The decrease compared with the June 30, 2001 figure was approximately € 500 million. At December 31, 2001, receivables represented 90 days' sales versus 93 days at the previous year-end.

Net debt at December 31, 2001 amounted to € 698 million compared with € 849 million one year earlier.
Cash and cash equivalents came to € 875 million versus € 1,003 million. The € 128 million year-on-year decline was primarily attributable to the acquisition of a further 5.6% interest in Cap Gemini NV for € 167 million and dividend payments of € 153 million, partly offset by the € 186 million in cash provided by operating activities (after taking into account net cash outflows from asset acquisitions and disposals).

3 - Comments on the Cap Gemini SA financial statements

Statement of income

The Company's **operating revenues** amounted to € 184 million compared with € 196 million in 2000, including royalties of € 196 million versus € 103 million. Operating revenues for 2000 included an € 89 million expense transfer corresponding to gross fees paid by Cap Gemini in connection with the Ernst & Young and Cisco Systems transactions.

Operating income rose to € 166 million from € 74 million in 2000. The sharp increase primarily reflects royalties billed in 2001 to the Ernst & Young consulting businesses acquired in May 2000.

The Company had net interest expense of € 1,960 million in 2001 as opposed to net interest income of € 88 million in 2000. The 2001 amount includes dividend income from subsidiaries of € 89 million versus € 100 million in 2000, and € 2,071 million in write-downs of all of its investments in subsidiaries and affiliates. These write-downs partly reflect a review carried out by the Company of the book value all of its investments in subsidiaries and affiliates further to the reorganization of Group operations in North America. The shares in American, Australian, New Zealand, Austrian, Italian and Polish subsidiaries taken to the balance sheet on May 23, 2000 at a value based on the Cap Gemini share price of € 220, were written down to fair value to the Company at year-end 2001. These write-downs had the effect of reducing Cap Gemini SA's non-current assets from € 13,004 million to € 11,013 million.

In 2001, the Company had net other expense of € 16 million as opposed to net other income of € 188 million in 2000. The 2001 figure includes subsidies totaling € 23 million granted to the Company's Korean subsidiary and one of its Swiss subsidiaries, to strengthen their balance sheets prior to liquidation. In 2000, net other revenue included gains realized on the transfer of the Telecom/Media and Networks businesses under the terms of the Company's agreements with Cisco Systems, and revenue of € 38 million related to Cap Gemini SA shares issued in May 2000 and returned by former Ernst & Young partners who have left the Group.

After deducting income tax of € 64 million, the Company had a net loss of € 1,874 million compared with net income of € 318 million in 2000.

Balance sheet

The Company's **shareholders' equity** contracted sharply to € 11,415 million due to the December 31, 2001 write-down of shares in subsidiaries and affiliates.

Debt totaled € 6 million versus € 29 million at December 31, 2000.

Total assets came to € 11,638 million at December 31, 2001 compared with € 13,665 million at the previous year-end. The € 2,027 million decrease was also attributable to the write-down of the book value of shares in all of the Company's subsidiaries and affiliates.

Appropriation of net loss

The Board of Directors recommends that the net loss for the year of € 1,873,798,101.74 should be written off against retained earnings.

The Board of Directors further recommends the payment of a dividend of € 0.40 per share, representing a total distribution of € 50,097,702.40 to be paid out of additional paid-in capital. The dividend of € 0.40 represents a pay-out rate of 33% of consolidated income, in line with the dividend policy followed by the Group in recent years.

If approved, the Board of Directors recommends that dividends should be paid as from April 26, 2002.

In accordance with the provisions of the 2002 Finance Act, the dividend will give rise to an avoir fiscal tax credit of € 0.20 (50%) per share in the case of private shareholders and legal entities qualifying for the affiliation privilege, and € 0.06 (15%) per share in the case of all other corporate shareholders that use the tax credit after January 1, 2002.

If any of the Company's shares are held in treasury stock when the dividend is paid, an amount corresponding to the dividends not paid out on these shares will be credited to retained earnings.

In accordance with the provisions of Article 243bis of the French General tax Code, shareholders are informed that 2000 dividends totaled € 149,166,652.80 (FRF 978,469,100.71), representing a dividend per share of € 1.2 paid on 124,305,544 shares, that 1999 dividends totaled € 77,945,108 (FRF 511,286,392), representing a dividend per share of € 1 paid on 77,945,108 shares, and that 1998 dividends totaled FRF 380,218,619 (€ 57,963,955), representing a dividend per share of FRF 5.50 paid on 69,130,658 shares.

Share capital and ownership structure

In 2001, the share capital was increased from € 994,444,352 to € 1,001,954,048 as a result of the following:

- issuance of 1,147,082 shares on exercise of stock options by Group employees,
- cancellation of 208,370 shares returned to the Company by individuals who became employees of the Cap Gemini Ernst & Young Group at the time of the May 23, 2000 acquisition of the Ernst & Young consulting businesses and subsequently left the Group.

Pursuant to Article L.233-13 of the Commercial Code, shareholders are informed that:

- as of December 31, 2001 CGIP (Compagnie Générale d'Industrie et de Participations) held over 10% of the Company's capital and voting rights, directly or indirectly, and Serge Kampf held over 5% of the capital and voting rights,
- during the year, Ernst & Young US LLP's interest in the capital and voting rights was reduced to below the 5% disclosure threshold.

Stock Options

The Extraordinary Shareholders' Meeting of May 23, 2000 authorized the Board of Directors to grant stock options to certain employees of the Company and its French and foreign subsidiaries. The authorization was given for a period of five years commencing May 23, 2000 and the number of shares to be subscribed on exercise of the options was limited to 12 million. The Board of Directors used this authorization to set up the Fifth Stock Option Plan.

During 2001, the Board of Directors used this authorization to grant options on 4,732,500 shares to a total of 2,123 Group employees. The option exercise price was set at 80% of the average of the prices quoted for the Company's shares over the 20 trading days preceding the date of grant. Out of the total options granted, 1,333,500 are exercisable at a price of € 139 per share, and 3,399,000 at a price of € 60 per share.

In the event of an authorized tender offer to acquire the Company's shares, optionholders would be entitled to exercise all their options immediately – or all of the unexercised options – without waiting for the ending date of the vesting period specified at the time of grant.

During 2001, 791,937 shares were subscribed on exercise of options granted under the Third Plan and 355,145 under the Fourth Plan, bringing the total for the year to 1,147,082 shares, corresponding to the equivalent of 0.9% of the Company's capital at December 31, 2001. No further shares could be subscribed under the First and Second Plans, for which the exercise periods expired on November 1, 1995 and April 1, 1999 respectively.

Authorization to buy back the Company's shares(*)

The Ordinary Shareholders' Meeting of May 16, 2001 authorized the Company to buy back its shares on the open market. This **authorization was not used** in 2001.

At this year's Ordinary Shareholders' Meeting, the Board of Directors will ask shareholders to replace this authorization, which was given for a period of 18 months, with a new authorization allowing the Company to:

- conduct further external growth transactions remunerated by Cap Gemini SA shares,
- award shares to Group employees on the terms and by the methods provided for by law, including in connection with stock option plans or company savings plans,
- stabilize the Company's share price by purchasing and selling shares on the open market,
- optimize the management of the Company's financial position and assets and liabilities,
- cancel shares.

To this end, the Board of Directors is seeking an 18-month authorization to buy back (or sell) shares representing up to 10% of the Company's capital. Under the terms of the authorization, the maximum price at which the shares could be acquired will be set at € 200 per share and the minimum price at which they could be sold will be set at € 60 per share.

These transactions will be governed by Act no. 98-546 of July 2, 1998 which stipulates that the Board of Directors may be authorized to cancel all or some of the shares acquired for the above-mentioned purposes, up to a maximum of 10% of the share capital. This authorization is the subject of the sixth resolution to be submitted for approval at the Extraordinary Shareholders' Meeting.

Returned shares

In accordance with the agreements entered into between Cap Gemini and Ernst & Young in connection with the acquisition of the Ernst & Young consulting businesses which was completed on May 23, 2000, 237,352 Cap Gemini shares had been returned to the Company between April 1, 2001 and March 14, 2002 by people who became employees of the Cap Gemini Ernst & Young Group and subsequently left the Group. Former partners of Ernst & Young who worked in the consulting business became employees of the Cap Gemini Ernst & Young Group and as such were given employment contracts. Any of these employees of the Cap Gemini Ernst & Young Group who decide to leave the Group within a specified period are required to return all or some of the shares received at the time of sale of the Ernst & Young consulting businesses to Cap Gemini. The number of shares to be returned depends on the reason for and timing of the individual's departure.

Directors' compensation

The total compensation and benefits paid by the Company and its subsidiaries to directors of the Company during 2001 is presented on page 88 of this Reference Document in compliance with Article L 225-102-1, paragraphs 1 and 2, of the Commercial Code.

(*) An information memorandum which includes an explanation of the objectives of this share buyback program was approved by the Commission des Opérations de Bourse on April 9, 2002 under number 02-[illegible]

List of Directorships and other functions held by Directors

The list of directorships and other functions held by directors in other companies during 2001 is presented in pages 81 to 85 of this Reference Document, in compliance with Article L.225-102-1, paragraph 3, of the Commercial Code

Statutory Auditors

The terms of office of the Company's two Statutory Auditors, Coopers & Lybrand Audit and Constantin Associés, are due to expire at the close of the General Shareholders' Meeting. Shareholders will therefore be invited to renew the term of office of Coopers & Lybrand Audit for a period of six years and to appoint KPMG S.A. as new Statutory Auditors for a term of six years to replace Constantin Associés.

Shareholders will also be asked to appoint Mr Yves Nicolas as substitute for Coopers & Lybrand Audit, and Mr Guillaume Livet as substitute for KPMG S.A., for a term equal to that of the Statutory Auditors.

4 - Outlook

As for the situation at February 20, 2002, the date on which the Board of Directors reviewed the accounts, the Board of Directors notes that the Group succeeded in remaining profitable in 2001 in what was an extremely difficult market, implementing restructuring measures which significantly reduced operating costs and prepared it to enter 2002 in the best possible condition. The Group therefore begins the year with a headcount of approximately 56,500, i.e. 3,000 less than on January 1, 2001.

The business rebound is however expected to be deferred due to the low level of bookings in the second half of 2001. The fourth quarter in general benefits from a strong positive seasonal effect which did not occur this time. First quarter revenue will therefore be significantly lower than both the first and fourth quarters of 2001.

After a period given over to cost adjustment in 2001, the Group will now concentrate its efforts on improving sales performance, assisted by the fact that many clients who had suspended projects have begun to re-launch them based on new budgets approved for 2002. Also, certain business sectors remain very dynamic (energy and utilities, the public sector, health, the pharmaceutical industry, etc.) and should compensate for the temporary slowdown in demand in telecommunications and financial services. Outsourcing is progressing fast and the launch of SOGETI will enable a gain of market share in the professional services business.

The Group's objective is to recover growth and make a significant improvement in operating margin as quickly as possible. In both cases, a real turnaround cannot be expected before the middle of this year.

Paul Hermelin, the new Chief Executive Officer, confirmed to the Board of Directors that the Group has the potential to benefit from any improvement seen in the market and to progressively recover the same level of operating margin as that reached in previous years.

5 - Comments on matters to be discussed at the Extraordinary Shareholders' Meeting

Authorization to cancel shares acquired under the buy-back program

As mentioned above, the Board of Directors is seeking an authorization to cancel all or some of the shares bought back pursuant to the provisions of Act no. 98-546 of July 2, 1998, as discussed in the 6th paragraph of Section 3 of this report, up to a maximum of 10% of the capital per 24-month period.

Capital reduction to cancel returned shares

As mentioned above, between April 1, 2001 and March 14, 2002, 237,352 Cap Gemini shares had been returned to the Company by former partners of the Ernst & Young consulting businesses who became employees of the Cap Gemini Ernst & Young Group and subsequently left the Group. These shares, which do not form part of the share buyback program, are governed by Article L.225-204 of the Commercial Code.

Shareholders will be asked to cancel these shares and to reduce the Company's capital by a total of € 1,898,816, corresponding to the amount at which the returned shares were recorded in the accounts of Cap Gemini SA.

Employee share ownership

The Extraordinary Shareholders' Meeting of May 23, 2000 authorized the Board of Directors to grant stock purchase and subscription options to Group employees, as well as to increase the capital by issuing shares to be offered for subscription to eligible Group employees, in accordance with the applicable law. The maximum number of new shares to be issued as a result of this authorization was 12,000,000. To date, the Board of Directors has only used the authorization to grant options under the Fifth Stock Option plan, which by definition only concerns a relatively limited number of beneficiaries.

We therefore commissioned a tax and legal feasibility study for an international employee share ownership system to be accessible to all employees, and compatible with legislation in all countries in which the Group operates. Based on the results of this study, the Board of Directors now proposes launching an international employee share ownership system during the second half of 2002.

Under this new system, subject to specific tax or legal provisions applicable in certain countries, all Group employees would be able to choose between two plans:

- a leveraged plan with a capital guarantee which enables employees who subscribe for Cap Gemini shares to benefit from price increases on a higher number of shares. Under this plan, each employee would receive nine additional Cap Gemini shares (or the equivalent in cash) for each share subscribed. The amount invested by employees in the plan would be capped at 2.5% of gross annual salary or € 2,000 per year.

- a second more classic plan enabling employees to subscribe for Cap Gemini shares representing a maximum of 25% of their gross annual salary.

For both plans, the share subscription price would be 85% of the average of the opening prices quoted for the Company's shares over the twenty trading days preceding the date of the decision to open the subscription period.

In order to implement this employee share ownership system, shareholders are therefore invited to:

- limit the ceiling of 12,000,000 shares set by the Extraordinary Shareholders' Meeting of May 23, 2000 exclusively to capital increases resulting from the exercise of stock options;

- cancel the second part of the authorization granted on May 23, 2000 in relation to employee share issues, and to replace it with a specific authorization taking into account the new provisions of the February 19, 2001 Act dealing with employee share ownership and the social modernization Act of January 17, 2002.
  If shareholders approve the thirteenth resolution, the Board of Directors would be granted a specific authorization to issue a total of 3,800,000 new shares to be offered for subscription by eligible employees of the Company and its French and foreign subsidiaries. Eligible employees are employees who are members of a Cap Gemini Ernst & Young Company Savings plan. The authorization, which would expire on the date of the Ordinary Shareholders' Meeting to be called to approve the 2002 financial statements, would also automatically entail the waiver by shareholders of their pre-emptive right to subscribe for the shares concerned. The issue price for the new shares would be 85% of the average of the opening prices quoted for the Company's shares over the twenty trading days preceding the date of the decision to open the subscription period. The Board of Directors would be given full powers to fix the other terms and conditions of the share issues;

- to enable employees of certain foreign Group companies whose head offices are in countries where it would be difficult to implement the employee share ownership plan set out above (e.g. the United States or Germany), to benefit from a share ownership plan with similar economic conditions to those provided for the other employees.

Therefore, to take into account these tax and regulatory issues, shareholders will be invited to approve the fourteenth resolution which authorizes the Board of Directors to issue a maximum of 1,300,000 new shares to be offered for subscription by Cap Gemini Ernst & Young Employees Worldwide SA, a Group company dedicated for the purpose. The aim is to allow the employees in the countries concerned to participate in a leveraged plan through this company and the credit institution which will hold the shares on behalf of plan participants.

Employees would have the choice of investing in a classic investment product or in a leveraged product. The issue price for the new shares concerned would be 85% of the average of the opening prices quoted for the Company's shares over the twenty trading days preceding the date of the decision to open the subscription period. The Board of Directors would be given full powers to fix the other terms and conditions of the share issues.

This authorization would also expire on the date of the Ordinary Shareholders' Meeting to be called to approve the 2002 financial statements.

If an issue is over-subscribed, employees' subscriptions would be reduced according to the following principles:

- the number of shares allotted to each employee would be reduced in the same proportions;

- the Board of Directors would be entitled to set a threshold below which subscriptions would not be reduced, in order to ensure that employees applying for the smallest number of shares receive their full allotment;

- the Board of Directors would also be authorized to set a specific ceiling on subscriptions in a particular country where justified by the tax or regulatory provisions applicable in that country;

- the number of new shares issued under the authorization granted in the fourteenth resolution would equal nine times the number of shares represented by the amount paid by Employees of Foreign Companies. The maximum aggregate amount paid by the said Employees of Foreign Companies would be the subscription price of one ninth of 1,300,000 shares.

If the shareholders grant these authorizations, in accordance with article 155-2 of the French Companies Decree, each time they are used by the Board of Directors, the Board will issue an additional report or reports describing the impact of the proposed issue(s) on the situation of shareholders, determined on the basis of net assets at the close of the previous year, as well as the theoretical impact on the Cap Gemini share price based on the average quoted price over the twenty trading days prior to the issue(s).

Financial authorizations

The authorizations given to the Board of Directors last year to issue shares and share equivalents, with or without pre-emptive subscription rights, and to raise funds on the financial markets by issuing share equivalents with or without pre-emptive subscription rights, including convertible bonds, bonds with equity warrants, stand-alone warrants and hybrid securities, **have not been used.** These authorizations are therefore still valid but their period of validity differs according to the type of transaction selected.
In order to allow the Board of Directors to launch the issues that are considered best suited to the Company's needs at the best possible time, depending on market conditions, shareholders will be asked to replace the authorizations given at last year's meetings, **which are due to expire this year**, by new authorizations for the same amounts but with new expiry dates.

Under the terms of the new resolution, the Board of Directors would be authorized to issue equity warrants and securities convertible, exchangeable, redeemable or otherwise exercisable for shares within the limit of € 3 billion per issue (or € 400 million for equity warrants and shares with equity warrants). The amount by which the capital may be increased as a result of these issues would be limited to € 400 million, to be included in the € 1.5 billion ceiling set in last year's authorization. The Statutory Auditors will issue a special report on any restricted share issues and any issues of securities convertible, exchangeable, redeemable or otherwise exercisable for shares to which shareholders do not have pre-emptive subscription rights. The shares would be issued at market price and, if the issues are placed on the French market, shareholders would be offered a non-transferable priority right to subscribe for the securities.

Disclosure thresholds: inclusion of specific disclosure thresholds in the bylaws

Shareholders will be asked to add to the Company's bylaws a specific requirement for shareholders to notify the Company if they hold a percentage of the capital or voting rights representing less than the 1/20th interest required to be disclosed by law.
Under the new clause of the bylaws, shareholders would be required to notify the Company if their interest in the Company's capital or voting rights is increased to above (or reduced to below) 1% or any multiple thereof.

Alignment of the bylaws with the provisions of the Act of May 15, 2001 dealing with new economic regulations

Shareholders will be asked to approve certain amendments to the bylaws to reflect the provisions of Act no. 2001-420 dated May 15, 2001, dealing with new economic regulations. This Act requires quoted companies to amend their bylaws no later than November 16, 2002 to stipulate the basis of the decision by the Board of Directors to either appoint a Chief Executive Officer who will also act as Chairman of the Board, or to separate the functions of Chairman of the Board and Chief Executive Officer. The amended bylaws will stipulate that the choice between the two methods will be made by the Board of Directors by a two-thirds majority vote.

STATUTORY AUDITORS' GENERAL REPORT

ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 & 2001

To the shareholders of Cap Gemini SA,

In accordance with the terms of our appointment at the Annual Shareholders' Meeting, we have audited the consolidated balance sheets of Cap Gemini SA and subsidiaries as of December 31, 1999, 2000 and 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended, presented in euros.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of Cap Gemini SA and subsidiaries as of December 31, 1999, 2000 and 2001, the consolidated results of operations, changes in shareholders' equity and cash flows for the years then ended, in accordance with French generally accepted accounting principles.

We have also performed the specific procedures required by law, in accordance with generally accepted auditing standards. We are satisfied that the information given in the Report of the Board of Directors is fairly stated and agrees with the consolidated financial statements.

Paris, February 20, 2002

The Statutory Auditors
Members of the Regional Company of Paris

CONSTANTIN ASSOCIÉS

Laurent Lévesque

COOPERS & LYBRAND AUDIT
Member of PricewaterhouseCoopers
Bernard Rascle

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

(in millions of euros)	Notes	1999		2000		2001	
		Amount	%	Amount	%	Amount	%
OPERATING REVENUE	4	***4,310***	***100.0***	***6,931***	***100.0***	***8,416***	***100.0***
Cost of services rendered	5	2,904	67.4	4,871	(1) 70.3	5,664	67.3
General, administrative and selling expenses	5	937	21.7	1,357	(1) 19.6	2,329	27.7
OPERATING INCOME		***469***	***10.9***	***703***	***10.1***	***423***	***5.0***
Interest income/(expense), net	6	8	0.2	(7)	(0.1)	6	0.1
Other revenue and expenses, net	7	39	0.9	9	0.2	(139)	(1.7)
INCOME OF FULLY CONSOLIDATED COMPANIES BEFORE TAX		***516***	***12.0***	***705***	***10.2***	***290***	***3.4***
Income tax	8	(199)	(4.6)	(238)	(3.4)	(104)	(1.2)
NET INCOME OF FULLY CONSOLIDATED COMPANIES BEFORE AMORTIZATION OF GOODWILL		***317***	***7.4***	***467***	***6.7***	***186***	***2.2***
Equity in net results of affiliates		(1)	-	(7)	(0.1)	(3)	0.0
Minority interests		(22)	(0.5)	(7)	(0.1)		
NET INCOME BEFORE AMORTIZATION OF GOODWILL		***294***	***6.8***	***453***	***6.5***	***183***	***2.2***
Amortization of goodwill	9	(28)	(0.6)	(22)	(0.3)	(31)	(0.4)
NET INCOME		***266***	***6.2***	***431***	***6.2***	***152***	***1.8***

(1) The 2000 breakdown between cost of services rendered and general, administrative and selling expenses is not exactly comparable to breakdowns for other years due to the consolidation of the Ernst & Young consulting businesses.

	Notes	1999	2000	2001
AVERAGE NUMBER OF SHARES		***73,178,100***	***103,875,903***	***124,799,003***
Weighted average number of stock options		4,083,641	4,044,875	2,715,671
ADJUSTED AVERAGE NUMBER OF SHARES		***77,261,741***	***107,920,778***	***127,514,674***
NUMBER OF SHARES AT DECEMBER 31		***77,945,108***	***124,305,544***	***125,244,256***
Net income	1.P	266	431	152
Primary earnings per share (in euros) (1)	1.P	3.63	4.15	1.22
Diluted earnings per share (in euros) (2)	1.P	3.44	3.99	1.20
Primary earnings per share (in euros) (3)	1.P	3.41	3.47	1.22

(1) Earnings per share based on average number of shares.
(2) Earnings per share based on adjusted average number of shares.
(3) Earnings per share based on number of shares at December 31.

In 2001, consolidated net income before minority interests but after amortization of goodwill totaled € 152 million, representing 1.8% of operating revenue, versus € 438 million or 6.3% of operating revenue in 2000 and € 288 million or 6.7% of operating revenue in 1999.

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 1999, 2000 AND 2001

(in millions of euros)	Notes	1999	2000	2001
ASSETS				
Intangible assets	9	1,589	1,646	1,830
Property, plant and equipment	10	319	475	490
Investments	11	42	70	89
Total fixed assets		***1,950***	***2,191***	***2,409***
Long-term deferred tax assets	19	86	786	863
Total non-current assets		***2,036***	***2,977***	***3,272***
Accounts and notes receivable, net	12	1,063	2,312	2,176
Other receivables	13	170	327	322
Financial receivables and short-term investments	15	569	666	503
Cash	15	193	463	484
Total current assets		***1,995***	***3,768***	***3,485***
Total assets		***4,031***	***6,745***	***6,757***
Guarantees received from third parties	20	29	3	4
LIABILITIES AND SHAREHOLDERS' EQUITY				
Share capital		624	995	1,002
Additional paid-in capital		1,226	2,073	2,112
Retained earnings		761	1,080	1,189
Total shareholders' equity	14	***2,611***	***4,148***	***4,303***
Minority interests	14	27	75	39
Shareholders' equity, including minority interests	14	***2,638***	***4,223***	***4,342***
Long-term debt	15	143	91	120
Provisions and other long-term liabilities	16	179	211	237
Total long-term liabilities		***322***	***302***	***357***
Short-term debt and bank overdrafts	15	111	189	169
Accounts and notes payable	17	767	1,831	1,708
Other payables		193	200	181
Total current liabilities		***1,071***	***2,220***	***2,058***
Total liabilities and shareholders' equity		***4,031***	***6,745***	***6,757***
Commitments given to third parties	20	711	1,294	1,365
Net debt	15	***(508)***	***(849)***	***(698)***

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

(in millions of euros)	1999	2000	2001
OPERATING ACTIVITIES			
Net income	266	431	152
Minority interests	22	7	-
NET INCOME OF FULLY CONSOLIDATED COMPANIES	***288***	***438***	***152***
Adjustments to reconcile net income of fully consolidated companies to cash generated by operations:			
Depreciation and amortization	114	145	217
Provisions	(9)	12	44
Changes in deferred taxes	(16)	33	(62)
Cisco Systems dilution gain	-	(134)	-
(Gains)/losses on disposals of fixed assets	(45)	36	(57)
Other	(8)	-	4
CASH FLOW OF FULLY CONSOLIDATED COMPANIES (I)	***324***	***530***	***298***
DIVIDENDS RECEIVED FROM AFFILIATES (II)	***1***	***7***	***-***
Change in accounts and notes receivable, net (A)	122	1,169	(82)
Change in accounts and notes payable, net (B)	(2)	499	(196)
Change in other receivables and payables, net (C)	21	313	165
NET MOVEMENT IN WORKING CAPITAL (III = A-B-C)	***103***	***357***	***(51)***
NET CASH PROVIDED FROM OPERATIONS (IV=I+II-III)	***222***	***180***	***349***
INVESTING ACTIVITIES			
Acquisitions of property, plant and equipment and intangible fixed assets	144	169	295
Disposals of property, plant and equipment and intangible fixed assets	(24)	(22)	(132)
	120	147	163
Acquisitions of investments	19	45	267
Disposals of investments	(77)	(25)	(14)
	(58)	20	253
Effect of changes in Group structure	199	(*)482	(22)
NET CASH PROVIDED BY INVESTING ACTIVITIES (V)	***261***	***649***	***394***
FINANCING ACTIVITIES			
Increase in share capital (including exercise of stock options)	38	(**)730	30
Minority interests in increase in share capital of subsidiaries	12	(**)170	-
Dividends paid to parent company shareholders	(58)	(78)	(149)
Dividends paid to minority shareholders of consolidated companies	(28)	(2)	(4)
Net change in borrowings	(194)	(92)	22
NET CASH PROVIDED/(USED) BY FINANCING ACTIVITIES (VI)	***(230)***	***728***	***(101)***
CHANGE IN CASH AND CASH EQUIVALENTS (IV-V+VI)	***(269)***	***259***	***(146)***
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	***1,002***	***749***	***1,003***
CASH AND CASH EQUIVALENTS AT END OF YEAR	***749***	***1,003***	***875***
Effect of exchange rate movements on cash and cash equivalents	16	(5)	18
CHANGE IN CASH AND CASH EQUIVALENTS	***(269)***	***259***	***(146)***

(*) Mainly comprising the cash payment made in connection with the acquisition of the Ernst & Young consulting businesses plus related fees and expenses.

(**) During 2000, Cisco Systems invested € 698 million in the capital of Cap Gemini SA and € 170 million in the capital of Cap Gemini Telecom SA. See note 2.b.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

(in millions of euros)	Number of shares	Share capital	Additional paid-in capital	Treasury stock (1)	Retained earnings	Share-holders' equity
As of January 1, 1999	***69,130,658***	***422***	***1,242***	-	***408***	***2,072***
Increase in share capital:						
- due to conversion of the share capital into euros and increase of par value to € 8.	-	131	(131)	-	-	-
- upon exercise of options	1,510,449	12	26	-	-	38
- upon public tender offer for minority interests in Cap Gemini NV (see note 2.a.)	7,304,001	59	944	-	-	1,003
Dividends paid	-	-	-	-	(58)	(58)
Goodwill associated with public tender offer for minority interests in Cap Gemini NV	-	-	(855)	-		(855)
Translation adjustments	-	-	-	-	145	145
Net income for 1999	-	-	-	-	266	266
As of December 31, 1999	***77,945,108***	***624***	***1,226***	-	***761***	***2,611***
Increase in share capital upon exercise of options	1,025,565	8	24	-	-	32
Acquisition of the Ernst & Young consulting businesses - share issue	42,737,107	342	9,060	-	-	9,402
- costs directly relating to the acquisition, net of tax, written off against the premium on the shares	-	-	(148)	-	-	(148)
- deferred tax asset as a result of acquisition of Ernst & Young business (2)	-	-	698	-	-	698
- difference between acquisition cost and book value of contributed assets	-	-	(9,497)	-	-	(9,497)
Elimination of treasury stock (192,538 shares) held at December 31, 2000	-	-	33	(33)	-	-
Issuance of shares to Cisco Systems, net of costs related directly to the transaction	2,597,764	21	677	-	-	698
Dividends paid	-	-	-	-	(78)	(78)
Translation adjustments	-	-	-	-	(1)	(1)
Net income for 2000	-	-	-	-	431	431
As of December 31, 2000	***124,305,544***	***995***	***2,073***	***(33)***	***1,113***	***4,148***
Increase in share capital upon exercise of options	1,147,082	9	21	-	-	30
Acquisition of the Ernst & Young consulting businesses (3)	-	-	47	-	-	47
Dividends paid	-	-	-	-	(149)	(149)
Elimination of treasury stock (39,486 shares) returned to the Company in 2001	-	-	5	(5)	-	-
Cancellation of 208,370 Cap Gemini SA shares (4)	(208,370)	(2)	(34)	36	-	-
Dividend equalization tax for 2000	-	-	-	-	(15)	(15)
Translation adjustments	-	-	-	-	90	90
Net income for 2001	-	-	-	-	152	152
As of December 31, 2001	***125,244,256***	***1,002***	***2,112***	***(2)***	***1,191***	***4,303***

(1) See note 1.g.
(2) See note 19.
(3) The € 47 million increase in additional paid-in capital reflects the reversal of excess provisions recorded in Ernst & Young's opening balance sheet at May 23, 2000 as well as an adjustment to Ernst & Young's opening shareholders' equity at that date.
(4) Representing 192,538 Cap Gemini S.A. shares returned to the Company at December 31, 2000 by former Ernst & Young partners, plus 15,832 shares received between January 1, and March 31, 2001.

CAP GEMINI ERNST & YOUNG GROUP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements as of December 31, 2000 included a full twelve months operations of the Cap Gemini Group and 7.3 months of operations, from May 23, 2000 to December 31, 2000, of the Ernst & Young consulting businesses which were acquired by the Cap Gemini Group on May 23, 2000. The consolidated financial statements as of December 31, 2001 include a full twelve months operations for the Cap Gemini Ernst & Young Group.

In order to facilitate year-on-year comparisons, a pro-forma income statement for the new Group for the year ended December 31, 2000 is presented in note 3.2.

1 - Accounting policies

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles applicable at December 31, 2001, including CRC standard 99-02 approved on June 22, 1999.
The Group has not opted for early adoption of CRC standard 2000-06 concerning liabilities, issued on December 7, 2000. This standard will be applied from January 1, 2002.

The main accounting policies applied by the Group are as follows:

a) Consolidation methods

- The accounts of Cap Gemini and its significant directly or indirectly fully-controlled subsidiaries are fully consolidated. Prior to consolidation, the financial statements of subsidiaries are restated to comply with Group accounting policies. Minority interests are shown separately and are analyzed in note 14.c. The acquisition of the Ernst & Young consulting businesses on May 23, 2000 has been accounted for in the consolidated financial statements by the alternative method (méthode dérogatoire) provided for in section 215 of CRC standard 99-02.

- Investments in companies which Cap Gemini SA directly or indirectly controls jointly with a limited number of other shareholders are accounted for by the method of proportional consolidation. This method consists of consolidating the income and expenses, assets and liabilities of jointly-controlled companies, line by line, based on the Group's percent interest in their capital. Information concerning jointly-controlled companies is provided in note 24.

- Investments in affiliated companies over whose management Cap Gemini SA exercises significant influence, without however exercising full or joint control, are accounted for by the equity method. This method consists of replacing the cost of the shares with an amount corresponding to the Group's equity in the underlying net assets and of recording in the income statement the Group's equity in net income.

Investments in some companies (mostly dormant) meeting the criteria mentioned above are not included in the consolidated financial statements, because their consolidation would not have a material effect on the Group's consolidated financial position or the results of its operations.

The scope of consolidation is given in note 26.

All other investments are stated at the lower of cost or fair value to the Group.

All consolidated companies had a December 31, 2001 year-end.

All intercompany transactions have been eliminated.

b) Use of estimates

The preparation of the financial statements involves the use of estimates and assumptions which may have an impact on the reported values of assets and liabilities at the year-end or of certain items of income and expense for the year. Estimates are based on economic data which are likely to vary over time and are subject to a limited degree of uncertainty.

c) Foreign currency translation

The 1999, 2000 and 2001 consolidated financial statements were prepared in euros.

The balance sheets of foreign subsidiaries are translated into euros at year-end rates of exchange with the exception of shareholders' equity accounts, which are kept at their historical values. Statements of income of foreign subsidiaries are translated into euros at the annual weighted average rates of exchange. Differences arising from the translation of net income at different rates are directly allocated to retained earnings and have no impact on the statement of income.

Exchange differences arising on monetary items which form an integral part of the net investment in foreign subsidiaries are allocated to cumulative translation adjustment, in an amount net of tax.

The principle exchange rates used to convert foreign currency amounts into euros are as follows:

	Average rates for the year			Rates as of December 31		
	1999	2000	2001	1999	2000	2001
French franc	0.15245	0.15245	0.15245	0.15245	0.15245	0.15245
US dollar	0.93851	1.08518	1.11735	0.99542	1.07469	1.13469
Canadian dollar	0.63220	0.73030	0.72180	0.68460	0.71610	0.71040
Pound sterling	1.51849	1.64133	1.60836	1.60849	1.60231	1.64339
Deutsch Mark	0.51129	0.51129	0.51129	0.51129	0.51129	0.51129
Dutch guilder	0.45378	0.45378	0.45378	0.45378	0.45378	0.45378
Swedish krona	0.11355	0.11843	0.10812	0.11679	0.11323	0.10751
Australian dollar	0.60520	0.62940	0.57783	0.64842	0.59630	0.57870
Singapore dollar	0.55390	0.62900	0.62351	0.59740	0.62010	0.61327

d) Intangible assets

Market share

When the acquisition of companies allows the Group to obtain a significant share of a specific market, part of the excess of purchase cost over the fair value of assets acquired is allocated to the market share acquired.

Such market share is valued as of the date of acquisition in relation to economic data with reference to activity and profitability indicators.

In view of its nature, acquired market share is not amortized. However, at each fiscal year end, it is reviewed in accordance with the criteria used as of the date of acquisition and a provision is set up if there is any impairment in value.

Goodwill

Goodwill consists of the excess of cost over the Group's equity in the fair value of the underlying net assets as of the date of acquisition of companies consolidated or accounted for by the equity method, after allocation of purchase cost to identified tangible or intangible assets, such as market share. Goodwill is amortized over a maximum of 40 years.

In accordance with French accounting standards applicable as of the transaction date (Article 248-3 of the Decree of February 17, 1986) and as expressed by the Commission des Opérations de Bourse (French Stock Exchange Commission), the goodwill created upon the acquisition of 37.5% of Cap Gemini NV share capital by exchange of shares in July and August 1999 was not amortized and was written off against the premium on the shares issued in exchange for the Cap Gemini NV shares.

The acquisition of the Ernst & Young consulting businesses on May 23, 2000 has been accounted for in the consolidated financial statements by the alternative method (méthode dérogatoire) provided for in section 215 of CRC standard 99-02. Consequently no goodwill is recorded under assets in respect of this acquisition.

Computer software

Computer software and user rights acquired on an unrestricted ownership basis, as well as software developed for in-house purposes, which have a positive, lasting and quantifiable effect on future results, are capitalized and amortized over three to five years. They are stated at the lower of cost or fair value to the Group.

e) Property, plant and equipment

Property, plant and equipment are carried in the balance sheet at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets concerned.

The most commonly adopted useful lives are the following:

Buildings	20 to 40 years
Fixtures and fittings	10 years
Computer equipment	3 to 5 years
Office furniture and equipment	5 to 10 years
Vehicles	5 years
Other equipment	5 years

f) Shares in non-consolidated companies

The Group holds shares in certain companies over whose management it does not exercise significant influence or control. These shares mainly comprise long-term investments in the form of strategic alliances with the companies concerned. These shares are carried in the balance sheet at the lower of cost and fair value to the Group.

g) Treasury stock

Cap Gemini SA shares held by the Company are shown as a deduction from consolidated shareholders' equity.

h) Deferred taxation

Deferred taxes are recorded in the statement of income and balance sheet to take into account differences in the book values of certain assets and liabilities and their tax basis. The accounting treatment of deferred taxes arising in connection with the acquisition of the Ernst & Young consulting businesses is explained in note 19.

In accordance with the liability method, deferred taxes are computed at the tax rate known as of the closing date. The impact of possible changes in tax rates on deferred taxes accounted for previously is included in the statement of income for the year in which these rate changes become effective.

A deferred tax asset is recognized in respect of tax losses that are expected to be utilized. Deferred tax assets recognized in prior years, less deferred tax liabilities, where appropriate, are written down when the related tax loss carry-forwards are not expected to be utilized. Deferred assets and liabilities are discounted where the impact of discounting is material and where the timing of recoveries can be reliably determined.

i) Capital leases

A capital lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset. When a fixed asset is held under a capital lease, its value is restated as an asset and the present value at the beginning of the lease term of future minimum lease payments during the lease term is recorded as an obligation. The asset is depreciated over its useful life as per the Group's policy and future minimum lease payments are amortized over the lease term.

j) Revenue recognition on long-term contracts

- Revenue from long-term fixed price contracts, including systems development and integration contracts, is recognized under the percentage-of-completion method. Under this method, revenue is recognized as work on the contract progresses. Revenues from these contracts are included in trade accounts receivable in the balance sheet when invoiced to customers, and in accrued income when they are not yet invoiced. If necessary, a provision is made for forecast losses on completion.

- Revenues from time and materials contracts are recognized as services are rendered.

- "Accounts and notes receivable, net" corresponds primarily to trade accounts receivable less advances received from customers.

k) Marketable securities

Marketable securities are stated at the lower of their aggregate cost or market value. In the case of quoted securities, the market value corresponds to the quoted market price as of the balance sheet date.

l) Retirement benefits

Group employees are covered by defined benefit or defined contribution plans set up in accordance with the regulations in force in the countries in which the Group operates.

Pension costs under defined benefit plans are determined based on the discounted present value of future benefit payments. Estimates are based on regularly reviewed internal parameters and the interest rate on Government bonds or are performed by independent actuaries (see note 16).

Defined contribution plans are funded by contributions paid by employees and Group companies to the organizations responsible for managing the plans.

m) Credit risks

Short and medium-term assets theoretically giving rise to a potential concentration of credit risks consist of short-term investments and accounts and notes receivable. Short-term investments mainly comprise marketable securities. They are made with recognized financial institutions and the Group therefore considers that the related credit risk is not material. Concerning accounts and notes receivable, Group clients are not concentrated within any single geographic area or business sector.

The businesses of Group clients may be affected by changes in the economic environment, with a resulting impact on the amounts receivable from these companies. The Group considers that no single client, business segment or geographic area represents a material credit risk.

n) Financial instruments

Financial instruments are used to hedge certain risks arising in the normal course of business. All hedging positions relate to existing assets or liabilities and/or business or financial transactions.

Hedging contracts are set up with leading financial institutions and the Group therefore considers that the related counterparty risk is not material. All currency and interest rate positions are taken using instruments quoted on organized markets or over-the-counter, for which the related counterparty risks are minimal. Gains and losses on hedging instruments are recognized on a symmetrical basis with the loss or gain on the hedged items.

The fair value of financial instruments is estimated based on market prices or data supplied by the banks.

o) Statement of income

Income and expenses are analyzed in the consolidated statement of income based on cost accounting principles, as follows:

- Operating expenses are broken down between:
  - cost of services rendered,
  - general, administrative and selling expenses.

The main components of operating expense are payroll costs and travel expenses (see note 5).

- Net interest income/(expense) corresponds to interest income from short-term investments less interest on long-and short-term debt.

- Other revenues and expenses include primarily:
  - exchange differences,
  - gains and losses on asset disposals,
  - provisions for impairment in value and dividends received from non-consolidated companies,
  - additions to and reversals from discounting provisions for long-term deferred tax assets,
  - non-recurring charges (restructuring costs, new business integration costs etc.)

p) Earnings per share

Net earnings per common share are calculated as follows:

- primary earnings per share: on the basis of the average number of shares outstanding during the year, after deduction of treasury stock as of December 31, 2001;
- diluted earnings per share: on the basis of the weighted average number of shares outstanding during the year after deduction of treasury stock, plus the number of potential dilutive shares related to options granted to employees of the Group (note 14.b) calculated based on the average share price for the year. The calculation of potential dilutive shares only includes stock options which are in-the-money;
- earnings per share based on the number of shares at December 31: on the basis of the number of shares outstanding as of December 31, 2001 (including treasury stock at that date).

q) Net debt - Cash and cash equivalents

Net debt comprises short-term and long-term debt less cash and cash equivalents.
Cash and cash equivalents comprise financial receivables, short-term investments and cash less bank overdrafts.

r) Consolidated statement of cash flows

The consolidated statement of cash flows details cash provided and used by operating, investing and financing activities.

s) Segment information

The Group operates primarily in Europe, North America and the Asia-Pacific region. The Group's business consists of providing management consulting and IT services, covering the areas of system design, integration and management (outsourcing).

The Group manages its operations based on geographic areas, business segments and service lines. Only the geographic entities constitute profit centers for which detailed performance measurements exist. Operating revenue, operating income, fixed assets and accounts and notes receivable for 2001 are analyzed in note 23.

2 - Changes in Group structure in 1999, 2000 and 2001

a) 1999

The main changes in the scope of consolidation in 1999 were as follows:

- In the United States the Group acquired Beechwood, a company specialized in IT services for telecom operators in April 1999. Immediately after its acquisition, Beechwood was merged into Cap Gemini America. Beechwood had revenue of USD 56 million in 1998.
- In Benelux, on August 31, 1999, Cap Gemini SA completed a public tender offer for the minority interests in its subsidiary Cap Gemini NV, thereby increasing its interest in the subsidiary from 56.4% to 94.2 % as of December 31, 1999. Cap Gemini SA issued 7,304,001 common shares, on the basis of 4 shares for 9 Cap Gemini NV shares tendered to the offer, for an amount of € 1,003 million (€ 998 million after allocation of issuance costs). The acquisition became effective on July 1, 1999. Cap Gemini NV also acquired the remaining 50% of the capital of Twinac Software and Twinsoft Belgium. Both companies, along with Twinsoft UK, were formerly jointly owned by Cap Gemini and Compaq. On May 1, 1999, the Group also acquired the company Academish Computer Centre Utrecht.
- In the United Kingdom, training services were divested, as well as the 50% interest in Twinsoft UK.

b) 2000

The main changes in the scope of consolidation in 2000 were as follows:

- Cap Gemini Group acquired the Ernst & Young consulting businesses on May 23, 2000 following approval by the Extraordinary Meeting of Cap Gemini shareholders held the same day. Cap Gemini issued 42,737,107 common shares as consideration for this conribution and made a € 375 million cash payment. In July and August 2000, the Group acquired the Ernst & Young consulting businesses in Malaysia and Korea for a total of € 8 million, partly paid in Cap Gemini shares and partly in cash (€ 3 million).
- On October 31, 2000, Cisco Systems, world leader in Internet "plumbing", took a 4.9% stake in the capital of Cap Gemini Telecom SA, the holding company for the Cap Gemini and Gemini Consulting telecommunications, media and networks businesses. A total of 4,600 Cap Gemini consultants were transferred to the new company. Cisco Systems invested €171 million in the new company and € 701 million (€ 698 million after costs related to the transaction) in the capital of Cap Gemini SA through a restricted share issue.
- On March 30, 2000 Cap Gemini acquired the remaining 49.4% of the capital of Cap Gemini Portugal not already held by the Group.
- In connection with the strategic reorganization of the Group's German operations launched in 1999, certain software package development and maintenance businesses were sold in February and December 2000.

c) 2001

The main changes in the scope of consolidation in 2001 were as follows:

- In Benelux, on April 28, 2001 Cap Gemini SA acquired a further 5.6% stake in its subsidiary Cap Gemini NV for an amount of € 164 million, increasing its total interest in the company to 99.8%.
- In Germany, on July 1, 2001, Synergis – a 51%-owned fully consolidated subsidiary – was merged with Gedos, a non-Group company. The Group has a 25% interest in the new entity IS Energie, which was proportionally consolidated for the second half of 2001.

3 - Accounting treatment of the acquisition of the Ernst & Young consulting businesses and pro forma accounts

3.1 Accounting treatment of the acquisition of the Ernst & Young consulting businesses

The acquisition of the Ernst & Young consulting businesses was accounted for in the consolidated financial statements by the alternative method ("méthode dérogatoire") provided for in section 215 of CRC standard 99-02.

According to the agreements signed between the parties, in the event of the departure of any former partners of the Ernst & Young consulting businesses, all or some of the Cap Gemini SA shares allocated to them in connection with the May 23, 2000 acquisition that have not been sold must be returned to Cap Gemini SA. The number of shares to be returned depends on the reason for and timing of the departure. The Group has decided to cancel any shares thus returned. Treasury stock which has not yet been cancelled as of December 31, 2001 is therefore eliminated from consolidated shareholders' equity.

3.2 Pro forma accounts

A pro forma statement of income of the Cap Gemini Ernst & Young Group for 2000 has been prepared to show the revenues and earnings of the new Group based on Group structure as of December 31, 2000. The impact of the acquisition of the Ernst & Young consulting businesses on the various consolidated balance sheet and cash flow statement items is disclosed in the notes wherever material.

The Ernst & Young consulting businesses acquired by Cap Gemini were previously conducted either by partnerships which included other businesses such as audit and tax and legal services, or by specific consulting entities. The entities concerned did not all have the same year-end. The financial statements of the Ernst & Young consulting businesses have therefore been consolidated, adjusted for the effects of the transaction and restated in accordance with Cap Gemini accounting policies.

The pro forma income statement has been adjusted to take into account the reduction in interest income resulting from the € 375 million cash payment and the transaction costs by accounting for these cash outflows as if they had occurred on January 1, 2000. The amount of this adjustment is € 7 million for the period from January 1, to May 23, 2000.

The other adjustments made are explained below:

- adjustments necessary to present partners' compensation as if the agreements signed between them and Cap Gemini had been effective from January 1, 2000. This adjustment is required because in the case of entities organized as legal partnerships, partners' compensation was not recorded in the financial statements. The amounts provided for under the agreements have therefore been recognized in the pro forma accounts. Where the business was operated in a different form, the adjustment corresponds to the impact of the agreements on partners' compensation,
- adjustments to take into account the revenue and expenses of the Ernst & Young consulting businesses as if they had formed part of the Cap Gemini Group from January 1, 2000. The main adjustments primarily consist of replacing the expenses allocated to the consulting businesses by Ernst & Young according to a standard formula, by the expenses attributable to the businesses according to the shared services agreements entered into between Cap Gemini and Ernst & Young for 2000,
- adjustments to the provision for income taxes to recognize a theoretical provision calculated in accordance with the specific rate applicable in each country.

(in millions of euros)	2000 pro forma statement of income		2001 consolidated statement of income	
	Amount	%	Amount	%
Operating revenue	***8,471***	***100.0***	***8,416***	***100.0***
Operating expenses	(7,578)	(89.5)	(7,993)	(95.0)
Operating income	***893***	***10.5***	***423***	***5.0***
Interest income/(expense), net	(17)	(0.2)	6	0.1
Other revenue and expenses, net	8	0.1	(139)	(1.7)
Income of fully consolidated companies before tax	***884***	***10.4***	***290***	***3.4***
Income tax	(296)	(3.5)	(104)	(1.2)
Net income of fully consolidated companies before amortization of goodwill	***588***	***6.9***	***186***	***2.2***
Equity in net results of affiliates	(9)	(0.1)	(3)	(0.0)
Minority interests	(9)	(0.1)	-	-
Net income before amortization of goodwill	***570***	***6.7***	***183***	***2.2***
Amortization of goodwill	(23)	(0.2)	(31)	(0.4)
Net income	***547***	***6.5***	***152***	***1.8***

Earnings per share	2000 pro forma statement of income	2001 consolidated statement of income
Average number of shares	**(1) 121,683,031**	**124,799,003**
Weighted average number of stock options	4,044,875	2,715,671
Adjusted average number of shares	**125,727,906**	**127,514,674**
Net income	547	152
Primary earnings per share (in €) (2)	***4.50***	***1.22***
Diluted earnings per share (in €) (3)	***4.35***	***1.20***

(1) Corresponding to the average number of shares that would have been outstanding if the shares issued in payment for the Ernst & Young consulting businesses had been issued on January 1, 2000.
(2) On the basis of average number of shares.
(3) On the basis of adjusted average number of shares

3.3 Balance sheet of the Ernst & Young consulting business as of May 23, 2000

The balance sheet of the Ernst & Young consulting business as of May 23, 2000 has been adjusted to comply with Cap Gemini Group accounting policies after taking into account provisions for costs associated with the separation of Ernst & Young's consulting businesses from its audit, tax and legal businesses and setting up the new group. These provisions, which are included in accounts and notes payable, covered the costs of reorganizing premises, restructuring certain information systems and businesses, the name change, termination of shared services agreements with other Ernst & Young businesses (audit, tax and legal) and staff retention measures, less the share of these costs borne by Ernst & Young LLP. As of May 23, 2000, these provisions totaled € 192 million, net of tax.

At December 31, 2001 almost all of these provisions had been utilized. In addition € 21 million in excess provisions booked at May 23, 2000 were reversed and credited to shareholders' equity. As of December 31, 2001, these provisions stood at € 22 million, net of tax and will be utilized in 2002.

4 - Operating revenue

Operating revenue by geographic area can be analyzed as follows:

(in millions of euros)	1999		2000		2001	
	Amount	%	Amount	%	Amount	%
North America	547	13	1,966	28	2,848	34
United Kingdom and Ireland	974	23	1,237	18	1,414	17
Nordic Countries	482	11	553	8	577	7
Benelux	775	18	952	14	1,036	12
Germany and Central Europe	147	3	425	6	519	6
France	1,128	26	1,264	18	1,367	16
Southern Europe	177	4	358	5	439	5
Asia-Pacific	80	2	176	3	216	3
Total	***4,310***	***100***	***6,931***	***100***	***8,416***	***100***

5 - Operating expenses

Operating expenses consist primarily of payroll costs and travel expenses, as follows:

(in millions of euros)	1999	2000	2001
Payroll costs	2,581	4,001	4,941
Travel expenses	253	369	596
Total	***2,834***	***4,370***	***5,537***
As a % of total operating expenses	74%	70%	69%
As a % of total operating revenue	66%	63%	66%

There was a 1,789 net decrease in the number of employees in 2001. In 2000, there was a 19,923 net increase in the number of employees including the employees of the former Ernst & Young consulting businesses acquired on May 23 of that year (1999 net increase: 1,285).

6 - Interest income/(expense), net

Interest income / (expense), net can be analyzed as follows:

(in millions of euros)	1999	2000	2001
Interest income from short-term investments	27	19	31
Interest on debt	(21)	(28)	(26)
Other	2	2	1
Total	***8***	***(7)***	***6***

7 - Other revenues and expenses, net

Other revenues and expenses can be analyzed as follows:

(in millions of euros)	1999	2000	2001
Restructuring costs	(14)	(48)	(181)
Integration costs	-	(55)	-
Cisco Systems dilution gain	-	134	-
Gains/(losses) on disposals of shares and businesses	43	(10)	37
Gains/(losses) on disposals of property, plant and equipment	2	(1)	20
Reversals from discounting provisions related to long-term assets	-	-	20
Write-downs of shares in non-consolidated companies	-	-	(18)
Foreign exchange gains/(losses), net	6	(5)	(2)
Other, net	2	(6)	(15)
Total	***39***	***9***	***(139)***

The main restructuring costs in 1999 amounted to € 3 million for the reorganization of the German software publishing business and € 8 million for the integration of management consulting and IT services in the United States. The continuing reorganization of the German software publishing and maintenance business accounted for a further € 32 million in restructuring costs in 2000, with an additional € 16 million spent on general restructuring during first half 2000. In 2001, the main restructuring costs reflected a cutback in the workforce of approximately 5,400 employees, mainly in the United States, the United Kingdom, the Nordic countries and across all of the Group's telecoms businesses.

Integration costs for 2000 reflected the costs of integrating the Ernst & Young consulting businesses which were not provided for in the balance sheet of the Ernst & Young consulting businesses as of May 23, 2000, as well as costs associated with setting up the new Group.

Gains on disposals of shares and businesses in 1999 mainly relate to the € 37 million gain on sale of training services in the United Kingdom. Losses on disposals of shares and businesses in 2000 correspond mainly to the € 13 million loss on the disposal of Hagler Bailly shares. Gains on disposals of shares and businesses in 2001 correspond mainly to the € 32 million gain on the disposal of the Group's business process outsourcing activities in the United Kingdom.

Gains on disposals of property, plant and equipment in 2001 correspond to the € 21 million gain on the sale of the capital lease which Cap Gemini Ernst & Young France held on its Issy-les-Moulineaux property. This building is now rented under a simple lease at market value.

Reversals from discounting provisions relate to the deferred tax asset recognized on the acquisition of the Ernst & Young consulting businesses in North America (see note 19).

8 - Provision for income taxes

The provision for income taxes can be analyzed as follows:

(in millions of euros)	1999	2000	2001
Current income tax expense	(215)	(205)	(166)
Deferred taxes	16	(33)	62
TOTAL	*(199)*	*(238)*	*(104)*

Effective rate of income tax

In 2001, the average effective tax rate was 35.9% (2000: 33.8 %; 1999: 38.7%).

Cap Gemini operates in countries with different tax regimes and the effective rate of income tax therefore varies from one year to another, based on changes in each country's contribution to consolidated earnings. The difference between the French standard rate of income tax and the effective tax rate of the Group can be analyzed as follows:

(in %)	1999	2000	2001
STANDARD TAX RATE IN FRANCE	*40.0*	*37.8*	*36.4*
Impact (%) of:			
Utilization of tax loss carry-forwards	(0.2)	(0.4)	-
Net deferred tax assets corresponding to tax loss carry-forwards	2.0	(0.2)	-
Difference in tax rates between countries	(4.7)	0.7	2.8
Effect of the acquisition of the Ernst & Young consulting businesses	-	-	(4.1)
Non-taxable dilution gain on the sale of Cap Gemini Telecom SA shares to Cisco systems	-	(7.2)	-
Permanent differences and other items	1.6	3.1	0.8
EFFECTIVE RATE OF INCOME TAX	*38.7*	*33.8*	*35.9*

Excluding the impact of the non-taxable dilution gain relating to Cisco, in 2000 the Group's effective tax rate rose by 2.3 points, primarily due to the lower relative contribution to consolidated earnings of operations in the United Kingdom, where the tax rate is 31%, and the higher relative contribution of operations in Germany where the tax rate is over 40%.

In 2001 the Group's effective tax rate fell by 5.1 points to 35.9% (excluding the impact of the non-taxable dilution gain relating to Cisco), principally due to the combined effect of:

- a € 12 million benefit recorded due to the update at December 31, 2001 of the assumptions used as of December 31, 2000 to recognize the North American tax credit (see note 19),
- lower impact of permanent differences and other items arising in 2001, including:
  - taxes not based on taxable income in the United States (Federal Taxes) and Italy,
  - the non-taxable financial income relating to the discounting of the deferred tax asset recognized on the acquisition of Ernst & Young's North American consulting businesses,
  - permanent differences, especially in the United States, Germany and the United Kingdom,
  - an exceptional tax charge on the gain realized on the sale of business process outsourcing activities in the United Kingdom, with an effective tax rate of 47% compared with a theoretical tax rate of 30% in that country.

The reduction in the French tax rate in 2001 had the effect of reducing the provision for income taxes by € 2 million, compared with a reduction of € 1 million in 2000. In 1999, rises in the French tax rate had the effect of increasing the provision for income taxes by € 3 million.

In 1999, 2000 and 2001, several subsidiaries were subject to tax audits. Several of the tax reassessments have been contested by the companies concerned.

9 - Intangible assets

Changes in intangible assets can be analyzed as follows:

(in millions of euros)	**Market share**	**Goodwill**	**Other intangible assets**	**TOTAL**
GROSS VALUE				
As of January 1, 1999	***598***	***862***	***80***	***1,540***
Translation adjustments	66	56	7	129
Acquisitions	-	2	44	46
Disposals	-	(11)	(16)	(27)
Changes in Group structure	172	35	2	209
As of December 31, 1999	***836***	***944***	***117***	***1,897***
Translation adjustments	11	21	-	32
Acquisitions	-	10	35	45
Disposals	-	(39)	(16)	(55)
Changes in Group structure	(7)	49	39	81
As of December 31, 2000	***840***	***985***	***175***	***2,000***
Translation adjustments	18	18	2	38
Acquisitions	-	153	43	196
Disposals	-		(4)	(4)
Changes in Group structure	-	35	11	46
As of December 31, 2001	***858***	***1,191***	***227***	***2,276***
ACCUMULATED AMORTIZATION				
As of January 1, 1999	-	***(210)***	***(49)***	***(259)***
Translation adjustments	-	(15)	(3)	(18)
Additions	-	(28)	(17)	(45)
Reversals	-	4	13	17
Changes in Group structure	-	(1)	(2)	(3)
As of December 31, 1999	-	***(250)***	***(58)***	***(308)***
Translation adjustments	-	(7)	-	(7)
Additions	-	(22)	(20)	(42)
Reversals	-	9	11	20
Changes in Group structure	-	(6)	(11)	(17)
As of December 31, 2000	-	***(276)***	***(78)***	***(354)***
Translation adjustments	-	(6)	(1)	(7)
Additions	-	(31)	(40)	(71)
Reversals	-	-	4	4
Changes in Group structure	-	-	(18)	(18)
As of December 31, 2001	-	***(313)***	***(133)***	***(446)***
NET VALUE				
As of January 1, 1999	598	652	31	1,281
As of December 31, 1999	836	694	59	1,589
As of December 31, 2000	840	709	97	1,646
As of December 31, 2001	***858***	***878***	***94***	***1,830***

Market share is valued according to the method described in note 1.d and represents part of the excess of purchase cost over the fair value of the net assets of Hoskyns in the United Kingdom (€ 419 million), Volmac in the Netherlands (€ 176 million), Programator in Sweden (€ 63 million) and Beechwood in the United States (€ 200 million) as of the date of acquisition. The change in market share in 2000 corresponds to an adjustment to the value of Beechwood's market share.

The change in the net value of goodwill in 1999 primarily reflects the following:
- the goodwill recognized on full consolidation of Beechwood, Twinac Software, Twinsoft Belgium and Academish Computer Centre Utrecht (total: € 24 million increase),
- the acquisition of minority interests in Cap Gemini NV after the closing of the public tender offer (€ 8 million increase),
- the divestiture of training services in the United Kingdom (€ 8 million reduction),
- amortization expense for the year (€ 28 million),
- translation differences arising on goodwill denominated in foreign currencies (€ 41 million increase).

The change in the net value of goodwill in 2000 primarily reflects the following:
- the goodwill recorded by Ernst & Young consulting entities on acquisition of certain of their subsidiaries (€ 45 million increase),
- the divestiture of certain software development and maintenance businesses in Germany (€ 28 million reduction),
- goodwill recognized on the acquisition of subsidiaries during the year (€ 10 million increase)
- amortization expense for the year (€ 22 million),
- translation differences arising on goodwill denominated in foreign currencies (€ 14 million increase).

The change in the net value of goodwill in 2001 primarily reflects the following:
- goodwill recorded on the acquisition of the 5.6% minority interests in Cap Gemini NV (€ 139 increase),
- goodwill generated on the acquisition of Hoechtief Software in Germany (€ 19 million increase), Cap Gemini Ernst & Young Travel & Logistics in Sweden (€ 13 million increase) and the 50% of OneSystem Group in United States not already held by the Group (€ 10 million increase),
- amortization expense for the year (€ 31 million),
- translation differences arising on goodwill denominated in foreign currencies (€ 12 million increase).

The goodwill created by the public tender offer in July and August 1999 for the 37.5% interest in Cap Gemini NV amounted to € 855 million

10 - Property, plant and equipment

Changes in property, plant and equipment in 1999, 2000 and 2001 can be analyzed as follows:

(in millions of euros)	Land, buildings, fixtures and fittings	Computer equipment	Other	TOTAL
GROSS VALUE				
As of January 1, 1999	***295***	***209***	***81***	***585***
Translation adjustments	11	15	5	31
Acquisitions	41	32	25	98
Disposals	(15)	(26)	(9)	(50)
Changes in Group structure	(4)	(21)	-	(25)
As of December 31, 1999	***328***	***209***	***102***	***639***
Translation adjustments	(1)	-	-	(1)
Acquisitions	36	55	40	131
Disposals	(10)	(30)	(16)	(56)
Changes in Group structure	120	95	21	236
As of December 31, 2000	***473***	***329***	***147***	***949***
Translation adjustments	9	4	1	14
Acquisitions	45	107	86	238
Disposals	(96)	(44)	(19)	(159)
Changes in Group structure	(1)	-	(10)	(11)
As of December 31, 2001	***430***	***396***	***205***	***1,031***
ACCUMULATED DEPRECIATION				
As of January 1, 1999	***(96)***	***(147)***	***(44)***	***(287)***
Translation adjustments	(5)	(11)	(2)	(18)
Additions	(23)	(34)	(12)	(69)
Reversals	6	19	4	29
Changes in Group structure	6	20	(1)	25
As of December 31, 1999	***(112)***	***(153)***	***(55)***	***(320)***
Translation adjustments	1			1
Additions	(36)	(51)	(16)	(103)
Reversals	4	24	6	34
Changes in Group structure	(45)	(32)	(9)	(86)
As of December 31, 2000	***(188)***	***(212)***	***(74)***	***(474)***
Translation adjustments	(5)	(2)	-	(7)
Additions	(46)	(84)	(16)	(146)
Reversals	37	36	14	87
Changes in Group structure	4	(7)	2	(1)
As of December 31, 2001	***(198)***	***(269)***	***(74)***	***(541)***
NET VALUE				
As of January 1, 1999	199	62	37	298
As of December 31, 1999	216	56	47	319
As of December 31, 2000	285	117	73	475
As of December 31, 2001	***232***	***127***	***131***	***490***

The gross value of leased assets represented € 142 million in 2001 (2000: € 131 million; 1999: € 125 million). The related accumulated depreciation was € 26 million in 2001 (2000: € 49 million; 1999: € 46 million).

The effect of changes in Group structure on property, plant and equipment in 2000 principally concerned the acquisition of the Ernst & Young consulting businesses, as follows:
- land, buildings, fixtures and fittings: € 76 million,
- computer equipment: € 63 million,
- other property, plant and equipment: € 12 million.

11 - Investments

Investments can be analyzed as follows:

As of December 31 *(in millions of euros)*	**1999**	**2000**	**2001**
Investments accounted for by the equity method	5	2	2
Shares in non-consolidated companies	30	44	65
Deposits and other long-term investments	7	24	22
Total	***42***	***70***	***89***

a) Shares in non-consolidated companies

Changes in shares in non-consolidated companies can be analyzed as follows:

(in millions of euros)	**1999**	**2000**	**2001**
As of January 1	***30***	***30***	***44***
Translation adjustments	2	1	2
Acquisitions	16	27	67
Disposals	(18)	(30)	(3)
Write-downs	-	-	(39)
Changes in Group structure	-	16	(6)
As of December 31	***30***	***44***	***65***

In 1999, shares in CISI were sold to CS Communication & Systems at their net book value of € 18 million. In 1999, the Group also acquired an additional 11.6% stake in Hagler-Bailly for € 15 million.

In 2000, the Group acquired shares in non-consolidated companies for a total of € 27 million, including:
- Cap Gemini Ernst & Young US acquired a stake in Corio, an Application Services Provider, for € 9 million,
- Cap Gemini UK and Vodafone-Mannesman created a joint subsidiary, which was consolidated from January 1, 2001 and sold to Vodafone-Mannesmann on November 30, 2001,
- acquisitions in the United States, Central Europe and Italy (€ 13 million).

In 2000 the Group also sold its stake in Hagler-Bailly to the PA Consulting Group for € 16 million. In addition, as part of the acquisition of Ernst & Young's consulting businesses in the United States, the Group included in its balance sheet certain minority stakes in companies such as Vialink (€ 10 million) and Mainspring (€ 3 million). The interest in Mainspring was sold in 2001.

In 2001, the main changes in shares in non-consolidated companies were as follows:

- The Group sold business process outsourcing activities in the United Kingdom to Vertex, using the proceeds of the sale to simultaneously acquire shares representing 12.2% of Vertex's capital, for € 65 million. As the Group has been guaranteed a minimum sale price for these shares, their net value in the consolidated balance sheet has been written down to € 47 million to reflect the guaranteed amount.
- Trading of Vialink shares on the Nasdaq was suspended in November 2001 due to a significant fall in the price. These shares, which were carried in the balance sheet at € 10 million have therefore been written down in full. The Group also has several minor interests in Internet companies in the United States whose value has been seriously impaired during 2001. Those shares have therefore been written down to fair value to the Group which was € 5 million at December 31, 2001.

b) Deposits and other long-term investments

The fair value of deposits and other long-term investments is not materially different from their book value.

12 - Account and notes receivable, net

As of December 31 *(in millions of euros)*	1999	2000	2001
Trade accounts and notes receivable, net	995	2,164	2,068
Other accounts and notes receivable	68	148	108
TOTAL	*1,063*	*2,312*	*2,176*

All accounts and notes receivable are due within one year.

a) Trade accounts and notes receivable, net

As of December 31 *(in millions of euros)*	1999	2000	2001
Trade accounts receivable	926	2,026	1,871
Work-in-progress	323	637	958
Provisions for doubtful accounts	(20)	(59)	(33)
Advances received from customers	(234)	(440)	(728)
TOTAL	*995*	*2,164*	*2,068*
In number of days of total operating revenue	84	93	90

The increase in trade accounts and notes receivable, net in 2000 principally corresponds to € 737 million in receivables of the Ernst & Young consulting businesses, consolidated for the first time in 2000.

b) Other accounts and notes receivable

As of December 31 *(in millions of euros)*	1999	2000	2001
Employees and social security	7	29	13
Prepaid and recoverable taxes	20	45	38
Other	41	74	57
TOTAL	*68*	*148*	*108*

13 - Other receivables

As of December 31 *(in millions of euros)*	1999	2000	2001
Income tax prepayments	69	110	52
Deferred tax assets	37	137	177
Other	64	80	93
TOTAL	*170*	*327*	*322*

Deferred tax assets are analyzed in note 19.

14 - Shareholders' equity

a) Share capital, additional paid-in capital, retained earnings

These items, together with the related number of shares outstanding, are dealt with in the consolidated statement of changes in shareholders' equity.

Consolidated retained earnings represent the sum of Cap Gemini SA's retained earnings, the Group's equity in the post-acquisition retained earnings of subsidiaries, together with cumulative translation adjustments, and can be analyzed as follows:

As of December 31 *(in millions of euros)*	**1999**	**2000**	**2001**
Retained earnings of Cap Gemini SA	485	514	593
Retained earnings of subsidiaries (*)	208	499	439
Cumulative translation adjustments	68	67	157
Total	*761*	*1,080*	*1,189*

(*) Net of dividends paid to Cap Gemini SA.

b) Stock option plans

The Board of Directors was authorized by the June 3, 1993 and the May 23, 2000 Annual Shareholders' Meetings, and the Directoire by the Annual Shareholders' Meeting of May 24, 1996 to set up one or several employee stock option plans over a five-year period.

Details of the three stock option plans in force at December 31, 2001 are summarized in the table below:

	1993 Plan	**1996 Plan**	**2000 Plan**	
Date of Shareholders' Meeting	June 3, 1993	May 24, 1996	May 23, 2000	
Total number of options available for grant	4,000,000	6,000,000	12,000,000	
Beginning of exercise period	July 1, 1993	July 1, 1996	September 1, 2000	October 1, 2001
Exercise period	6 years	6 years	6 years	5 years
Exercise price as a % of average quoted market price for the 20 trading days preceding the date of grant	95%	80%	80%	100%
Exercise price per share in € . Low	18.65	22.79	139.00	60.00
. High	28.61	178.00	161.00	60.00
Number of shares subscribed As of December 31, 2001	3,313,033	1,169,359		
Potential number of shares to be created on exercise of options outstanding as of December 31, 2001	238,950	(1) 4,117,169	(2) 2,712,635	3,395,000
Of which options held by four of the eleven members of the Board of Directors	3,090	170,000		15,000

(1) i.e. 50,944 shares at a price of € 22.79, 571,241 shares at a price of € 29.31, 388,652 shares at a price of € 39.52, 548,942 shares at a price of € 56.98, 521,515 shares at a price of € 87.96, 11,250 shares at a price of € 121.81, 213,200 shares at a price of € 114, 499,625 shares at a price of € 118, 528,800 shares at a price of € 178, 425,000 shares at a price of € 161 and 358,000 shares at a price of € 144.
(2) i.e. 1,460,535 shares at a price of € 161, 1,252,100 shares at a price of € 139.

In the event of an authorized tender offer to acquire the Company's shares and other securities giving access to the Company's capital or voting rights, all outstanding stock options would become immediately exercisable.

c) Minority interests

Minority interests, corresponding to third parties' equity in the net assets of Cap Gemini Ernst & Young subsidiaries, can be analyzed as follows:

(in millions of euros)	1999	2000	2001
As of January 1	*176*	*27*	*75*
Minority interests in increase in share capital of subsidiaries	12	(*) 38	-
Minority interests in net income of subsidiaries	22	7	-
Purchase of Cap Gemini NV minority interests	(156)		(29)
Minority interests in cumulative translation adjustment and other	1	5	(3)
Dividends paid by subsidiaries to minority shareholders	(28)	(2)	(4)
As of December 31	*27*	*75*	*39*

(*) Mainly corresponding to the issuance of shares to Cisco Systems for € 171 million net of the related dilution gain of € 134 million.

Following the 1999 public tender offer for the remaining Cap Gemini NV shares, minority interests in this subsidiary were reduced to approximately 5.8% as of December 31, 2000.

On October 31, 2000 Cisco acquired a 4.9% stake in Cap Gemini Telecom S.A, the holding company for the Cap Gemini and Gemini Consulting telecommunications, media and networks businesses. Cisco's minority interest in the reserves of Cap Gemini Telecom SA as of December 31, 2000 amounted to € 40 million.

On April 28, 2001 Cap Gemini SA purchased a further 5.6% stake in Cap Gemini NV bringing its total interest in the company to 99.8%. Minority interests as of December 31, 2001 totaled € 39 million, principally reflecting Cisco Systems' minority interests in Cap Gemini Telecom SA.

15 - Net debt

As of December 31 *(in millions of euros)*	1999	2000	2001
Debt	241	154	177
Cash and cash equivalents	(749)	(1,003)	(875)
Net debt	*(508)*	*(849)*	*(698)*

Net debt comprises:

- long-term debt and short-term debt, with short-term debt referring both to the current portion of long-term debt and amounts originally due within one year. Debt, which is analyzed in a) below, comprises:

As of December 31 *(in millions of euros)*	1999	2000	2001
Long-term debt	143	91	120
Short-term debt	98	63	57
Total Debt	*241*	*154*	*177*

- Cash and cash equivalents which include financial receivables, short-term investments and cash, less bank overdrafts, break down as follows:

As of December 31 *(in millions of euros)*	1999	2000	2001
Financial receivables and short-term investments	569	666	503
Cash	193	463	484
Bank overdrafts	(13)	(126)	(112)
Total cash and cash equivalents	*749*	*1,003*	*875*

- Short-term debt and bank overdrafts are therefore as follows:

As of December 31 *(in millions of euros)*	1999	2000	2001
Short-term debt	98	63	57
Bank overdrafts	13	126	112
Total short-term debt and bank overdrafts	*111*	*189*	*169*

a) Debt

• Change in debt

(in millions of euros)	1999	2000	2001
As of January 1	***425***	***241***	***154***
Translation adjustments	10	5	1
Movements for the period	(242)	(112)	(76)
New borrowings	48	20	98
As of December 31	***241***	***154***	***177***

As of December 31, 2001 variable rate debt accounted for 75% of Group debt and fixed rate debt 25%.

• Analysis of debt

As of December 31 *(in millions of euros)*	1999	2000	2001
Bank borrowings	104	56	61
Drawdowns against lines of credit and other borrowings covered by lines of credit	62	26	
Obligations under capital leases	75	72	116
Total	***241***	***154***	***177***

• Fair value of borrowings

The fair value of short-term debt and obligations under capital leases is close to their book value.

• Bank borrowings

This item corresponds primarily to various foreign currency loans totaling € 25 million as of December 31, 2001 (2000: € 24 million; 1999: € 43 million), taken out mainly to finance the acquisition of companies in Europe and the United States.

• Drawdowns against lines of credit and other borrowings covered by lines of credit

On July 31, 2001, the Company obtained a € 600 million multi-currency line of credit from a banking syndicate, canceling and replacing the previous € 412 million muti-currency line of credit obtained on December 27, 1996 for a five-year term. The new line of credit expires on July 31, 2006.

The main characteristics of this line of credit are as follows:
- Term: 5 years,
- Interest: Euribor and Libor (1-3-6-12 month),
- Fee on undrawn amount: 0.125%,
- Fee on drawdowns: 0.275% to 0.325% depending on the amounts utilized.

During 2001, both of these facilities were used mainly to back up commercial paper issued for periods of 1 to 3 months, essentially for non-material and occasional financing requirements.

• **Obligations under capital leases**

As of December 31, 2001, obligations under capital leases relate primarily to the financing of leasehold improvements to the Cap Gemini University buildings at Behoust and Les Fontaines, and of IT equipment acquired by Cap Gemini Ernst & Young UK for its outsourcing business. The capital lease on the Issy les Moulineaux property was sold on December 31, 2001, generating a € 21 million gain.

The main characteristics of the leases are as follows:

(in millions of euros)	**Inception date**	**Maturity**	**Rate**	**Obligation as of Dec. 31, 1999**	**Obligation as of Dec. 31, 2000**	**Obligation as of Dec. 31, 2001**
Issy-les-Moulineaux (France)	Nov. 1989	Sold in 2001	3-month Euribor +0.6%	26	22	-
Cap Gemini University (Behoust)	April 1992	March 2012	3-month Euribor +0.7%	36	34	32
Cap Gemini University (Les Fontaines)	Dec. 2001	June 2014	3-month Euribor +0.75%	-	-	44
Cap Gemini Ernst & Young UK		Dec. 2001 to July 2010	Fixed rates (3.6% to 9.7%)	13	16	40
Total				*75*	*72*	*116*

• **Interest rates**

The average interest rate paid on Group debt stood at 4.8% in 2001 (2000: 4.9% and 1999: 4.2%).

• **Maturities of debt**

Maturities of debt are as follows:

As of December 31 *(in millions of euros)*	**1999**		**2000**		**2001**	
	Amount	**%**	**Amount**	**%**	**Amount**	**%**
y + 1	98	41	63	41	57	32
y + 2	84	35	17	11	19	11
y + 3	14	6	16	10	18	10
y + 4	6	2	15	10	13	7
y + 5	6	2	12	8	10	6
y + 6 and subsequent years	33	14	31	20	60	34
Total	*241*	*100*	*154*	*100*	*177*	*100*

• **Breakdown by currency**

The breakdown of debt by currency is as follows:

As of December 31 *(in millions of euros)*	**1999**		**2000**		**2001**	
	Amount	**%**	**Amount**	**%**	**Amount**	**%**
French franc	62	26	56	36	-	-
Pound sterling	13	5	16	11	40	23
US dollar	63	26	11	7	19	11
Deutsch Mark	3	1	32	21	5	3
Euro	91	38	25	16	82	46
Other currencies	9	4	14	9	31	17
Total	*241*	*100*	*154*	*100*	*177*	*100*

53% of total debt is denominated in euro zone currencies.

• **Collateral**

As of December 31, 2001, borrowings were secured by collateral totaling € 116 million (2000: € 72 million; 1999: € 75 million).

b) Financial receivables and short-term investments

As of December 31 *(in millions of euros)*	1999	2000	2001
Financial receivables	1	11	10
Short-term deposits and marketable securities	568	655	493
TOTAL	*569*	*666*	*503*

Financial receivables mainly represent the proceeds receivable from the disposal of shares in non-consolidated companies.

The fair value of financial receivables is not materially different from their book value.

16 - Provisions and other long-term liabilities

As of December 31 *(in millions of euros)*	1999	2000	2001
Long-term deferred tax liabilities	84	82	73
Employee profit-sharing reserve	45	44	69
Provisions for retirement benefit obligations	39	67	73
Provisions for contingencies and charges	11	18	22
TOTAL	*179*	*211*	*237*

Long-term deferred tax liabilities are analyzed in note 19.

17 - Accounts and notes payable

As of December 31 *(in millions of euros)*	1999	2000	2001
Trade accounts payable, net	198	698	478
Accrued personnel costs	362	743	800
Accrued taxes	169	270	243
Other	38	120	187
TOTAL	*767*	*1,831*	*1,708*

18 - Financial instruments

• Interest rate hedges

At December 31, 2000, the only hedging contract in progress was an interest rate swap on an amount of € 15 million for a period of one month, related to commercial paper issues, whereby a fixed rate (4.98% paid by Cap Gemini SA) has been swapped for a variable rate (Eonia, capitalized).

No interest rate hedges were outstanding as of December 31, 1999 or 2001.

• Currency hedges

As of the 1999 year-end, forward purchases/sales of foreign currencies amounted to € 10 million and covered receivables and debts denominated in US dollars, euros and Singapore dollars.

As of December 31, 2000, currency hedges totaled € 213 million, as follows:
- hedges of commercial transactions expiring in 2001, including forward sales of USD 19 million (€ 21 million),
- currency swaps expiring in 2001, acquired as hedges of intercompany financing transactions, including:
- USD 123 million (€ 144 million),
- GBP 19 million (€ 30 million),
- SGD 28 million (€ 18 million).

As of December 31, 2001, currency hedges totaled € 53 million made up of currency swaps expiring in 2002, acquired as hedges of intercompany financing transactions, including:
- GBP 32 million (€ 52 million),
- AUD 2 million (€ 1 million),
- MXN 1 million (€ 0.1 million).

19 - Deferred taxes

a) Changes in deferred taxes

Deferred tax assets and liabilities can be analyzed as follows:

As of December 31 *(in millions of euros)*	1999	2000	2001
Tax loss carry-forwards	122	214	421
Temporary differences arising from the acquisition of the Ernst & Young consulting businesses	-	1,377	1,204
Other	9	37	46
Provisions against deferred tax assets	(45)	(842)	(808)
Total deferred tax assets (long-term)	**86**	**786**	**863**
Tax loss carry-forwards	-	1	15
Temporary differences arising from the acquisition of the Ernst & Young consulting businesses	-	33	101
Provisions for vacation pay	10	14	14
Restructuring provisions	-	62	2
Other	34	27	46
Provisions against deferred tax assets	(7)	-	(1)
Total deferred tax assets (short-term)	**37**	**137**	**177**
Total deferred tax assets	***123***	***923***	***1,040***
Restated amortization of goodwill	(57)	(57)	(66)
Capitalization and amortization	(8)	(9)	(3)
Provisions	(9)	(6)	(4)
Other	(10)	(10)	-
Total deferred tax liabilities (long-term)	**(84)**	**(82)**	**(73)**
Revaluation of work-in-progress	(2)	(10)	(7)
Restructuring provisions	-	(30)	(18)
Other	(8)	(4)	(5)
Total deferred tax liabilities (short-term)	**(10)**	**(44)**	**(30)**
Total deferred tax liabilities	***(94)***	***(126)***	***(103)***

The bulk of deferred tax assets arise from the contribution of the Ernst & Young consulting businesses in North America. The main characteristics of this deferred tax asset are as follows:

The € 4,776 million difference between the acquisition price of the Ernst & Young consulting businesses in North America and the historical cost of the assets and liabilities acquired is being amortized over 15 years for tax purposes. Based on an analysis of the recoverability of the tax benefit corresponding to the tax deductible amortization, the Group recognized a deferred tax asset of € 698 million in 2000. Based on an update of this analysis the net deferred tax asset totaled € 762 million at December 31, 2001. This amount was determined according to the same assumptions as for 2000:

- *in view of earnings visibility in North America at December 31, 2001, 100% utilization in the next five years (2002 to 2007), representing* a deferred tax asset of € 487 million after discounting at the rate of 5.6% (rate of 30-year US treasury bonds). Out of this amount € 101 million are classified as short-term in the above table and the balance as long-term.
- as from the sixth year, probable recoveries covered by provisions calculated at a standard rate of 35% in 2007; provision rate increased by five points per year up to 70% as of 2014. The total provision amounts to € 773 million and is included in provisions against long-term deferred tax assets. Reversals will be made as and when each annual tax benefit can reasonably considered as being fully recoverable, based on earnings visibility for that year. Recognized deferred tax assets discounted at the rate of 5.6% and not covered by provisions total € 275 million and are recorded as long-term deferred tax assets.

The € 64 million net increase in these deferred tax assets includes € 36 million due to the strengthening of the dollar against the euro, € 20 million reversed from the discounting provision and credited to other revenues and expenses and € 12 million representing the net impact of adjustments to the tax basis of amortization and the timing of recoveries, partly offset by a € 4 million decrease corresponding to deferred tax assets recovered during the year.

b) Tax losses

(in millions of euros)	1999	2000	2001
Tax loss carry-forwards temporarily available	235	446	999
Tax loss carry-forwards available without time limit	81	150	197
Total tax loss carry-forwards	***316***	***596***	***1,196***
Related potential tax saving	118	215	436
of which recognized deferred tax asset	77	177	407

The increase in tax loss carry-forwards for 2001 is primarily due to the amortization which the Group is able to apply for tax purposes as a result of the acquisition of Ernst & Young's consulting businesses in North America.

The expiration dates of available tax loss carry-forwards as of December 31, 1999, 2000 and 2001 were as follows:

As of December 31 *(in millions of euros)*	1999		2000		2001	
	Amount	**%**	**Amount**	**%**	**Amount**	**%**
y + 1	2	1	6	1	54	5
y + 2	5	2	5	1	6	1
y + 3	5	2	8	1	46	4
y + 4	14	4	48	8	15	1
y + 5 and subsequent years	209	65	379	64	878	73
without time limit	81	26	150	25	197	16
Total	***316***	***100***	***596***	***100***	***1,196***	***100***

20 - Guarantees received from and commitments given to third parties

a) Guarantees received

As of December 31 *(in millions of euros)*	1999	2000	2001
Guarantees received from third parties:			
- on contracts	1	1	2
- other	28	2	2
Total	***29***	***3***	***4***

As of December 31, 1999, guarantees received mainly included an amount to be received by Cap Gemini AB from a Swedish pension fund (SPP), which was paid in 2000.

b) Commitments given

As of December 31 *(in millions of euros)*	1999	2000	2001
Commitments given to third parties:			
- on contracts	28	39	35
- on non-cancelable leases (buildings and equipment)	613	1,008	1,259
- on borrowings	54	224	27
- other	16	23	44
Total	***711***	***1,294***	***1,365***

As of December 31, 2001, the Group's commitments under non-cancelable leases were as follows:

As of December 31 *(in millions of euros)*	Lease obligations
y + 1	268
y + 2	220
y + 3	155
y + 4	120
y + 5	93

c) Other commitments

Under the terms of the agreements signed in connection with the acquisition of the Ernst & Young consulting businesses, former partners of Ernst & Young who worked in the consulting businesses became employees of the Cap Gemini Ernst & Young Group and as such had employment contracts. If any of these employees of the Cap Gemini Ernst & Young Group decides to leave the Group within a specific period, they are required to return all or some of the shares received at the time of sale of the Ernst & Young consulting businesses to Cap Gemini. The number of shares to be returned depends on the reason for and timing of the new employee's departure.

Under the terms of the agreement with Cisco Systems, if any of Cisco Systems' main competitors were to launch a takeover bid for Cap Gemini SA, Cisco Systems would have the right to acquire all the shares of the joint subsidiary Cap Gemini Telecom SA.

Cap Gemini SA as well as all subsidiaries and any companies at least 50%-owned, either directly or indirectly, are insured for possible financial losses resulting from general or professional liability claims arising in the course of their business. The cover has been taken out with several different insurance companies as part of a worldwide program. The program is reviewed and adjusted periodically to take into account any changes in the Group's revenues, businesses and risks.

The first line of insurance within the program, covering € 20 million in risks, is underwritten through a non-consolidated captive insurance company and is reinsured. The corresponding premiums - determined by the lead insurer - and claims settlements are recorded by the Group as expenses and revenues, respectively, in the years to which they relate.

21 - Exceptional events and litigation

The Group is not aware of any exceptional events or other claims that are likely to have or may have had, in the recent past, a material impact on its business, financial position, results of operations, assets or outlook, which are not reflected in the accounts or discussed in the notes to the consolidated financial statements.

22 - Number of employees

The average number of employees by geographic area can be analyzed as follows:

Average number of employees	1999		2000		2001	
	Employees	%	Employees	%	Employees	%
North America	4,080	10	8,217	16	11,040	18
United Kingdom and Ireland	8,145	21	8,781	18	9,014	16
Nordic Countries	4,348	11	4,613	9	5,140	9
Benelux	7,397	19	8,674	17	9,835	16
Germany and Central Europe	1,107	3	2,333	5	3,435	6
France	10,853	28	12,098	24	13,794	23
Southern Europe	2,754	7	4,193	8	5,641	9
Asia-Pacific	526	1	1,340	3	2,007	3
Total	*39,210*	*100*	*50,249*	*100*	*59,906*	*100*

The number of employees by geographic area as of December 31, is as follows:

As of December 31	1999		2000		2001	
	Employees	%	Employees	%	Employees	%
North America	3,626	9	11,428	19	9,810	17
United Kingdom and Ireland	8,217	21	9,779	16	7,906	14
Nordic Countries	4,397	11	4,877	8	5,149	9
Benelux	7,635	19	9,549	16	9,862	17
Germany and Central Europe	1,117	3	3,279	6	3,555	6
France	11,315	29	13,334	22	14,045	24
Southern Europe	2,917	7	5,291	9	5,546	10
Asia-Pacific	402	1	2,012	3	1,887	3
Total	*39,626*	*100*	*59,549*	*100*	*57,760*	*100*

23 - Geographic segment information

Operating revenue and operating income, fixed assets and trade accounts and notes receivable by geographic area are as follows:

(in millions of euros)	Operating revenue	%	Operating income	%	Fixed assets	%	Trade accounts and notes receivable	%
North America	2,848	34	178	42	500	21	420	20
United Kingdom and Ireland	1,414	17	(3)	(1)	684	28	325	17
Nordic Countries	577	7	10	2	126	5	117	6
Benelux	1,036	12	128	30	437	18	277	13
Germany and Central Europe	519	6	25	6	186	8	174	8
France	1,367	16	83	20	401	17	460	22
Southern Europe	439	5	12	3	59	2	225	11
Asia-Pacific	216	3	(10)	(2)	16	1	70	3
Total	*8,416*	*100*	*423*	*100*	*2,409*	*100*	*2,068*	*100*

24 - Joint-ventures

The Group has several joint ventures, particularly in Canada, Germany and the United Kingdom. These joint ventures contribute 2.8% of consolidated operating revenue.

25 - Subsequent events

On February 14, 2002, Cap Gemini Ernst & Young Canada signed a ten-year outsourcing agreement with Hydro One – a company operating in the Canadian energy sector – representing CAD 1 billion (approximately € 700 million). Under this agreement, Cap Gemini Ernst & Young will be responsible for the management and maintenance of Hydro One's IT systems and applications.

26 - List of the consolidated companies by country (149)

Country		% interest	Consolidation method
Germany	Cap Gemini Ernst & Young Deutschland Holding GmbH	100%	FC
	Cap Gemini Ernst & Young Deutschland GmbH	100%	FC
	Gemini Consulting GmbH and Co KG	100%	FC
	Cap Gemini Ernst & Young Services GmbH	100%	FC
	Gemini Consulting Verwaltungs GmbH	100%	FC
	Sd&M software design & management AG	100%	FC
	Media & Research GmbH	100%	FC
	Is Energie GmbH	25%	PROP
	Hochtief Software GmbH	100%	FC
	Cap Gemini Telecom Media & Networks Deutschland GmbH	95%	FC
Australia	Cap Gemini Ernst & Young Australia Pty Ltd	100%	FC
	Cap Gemini Ernst & Young One Resource Nominees Pty Ltd	50%	PROP
Austria	Cap Gemini Ernst & Young Consulting Österreich AG	100%	FC
	Cap Gemini Ernst & Young Advisory Services GmbH	100%	FC
Belgium	Cap Gemini Ernst & Young Belgium NV/SA	99.8%	FC
	Cap Gemini Ernst & Young People Systems Infrastructure NV/SA	99.8%	FC
	Gitek Software NV	99.8%	FC
	Twinsoft NV/SA	99.8%	FC
	Cap Gemini Telecom Media & Networks Belgium NV	95%	FC
Canada	Cap Gemini Ernst &Young Canada Inc.	100%	FC
	511965 N.B. Inc.	100%	FC
	New Horizons System Solutions	51%	PROP
	New Horizons System Solutions Inc	51%	PROP
China	Cap Gemini Ernst & Young China	100%	FC
Korea	Cap Gemini Ernst & Young Korea Co Ltd	100%	FC
Croatia	Cap Gemini Ernst & Young Consulting d.o.o	100%	FC
Denmark	Cap Gemini Danmark AS	100%	FC
	Cap Gemini Telecom Media & Networks Danmark AS	95%	FC
Spain	Cap Gemini Ernst & Young Espana	100%	FC
	Cap Gemini Telecom Media & Networks Espana S.A.	95%	FC
United States	BiosGroup Inc.	38.5%	EQ
	Cap Gemini America Inc	100%	FC
	Cap Gemini Ernst & Young US LLC	100%	FC
	Cap Gemini Ernst & Young U.S. Holding Inc.	100%	FC
	Cap Gemini Ernst & Young Application Services LLC	100%	FC
	Cap Gemini Ernst & Young US Consulting BV	100%	FC
	Cap Gemini Ernst & Young US Holdings LLC	100%	FC
	OneSystem Group LLC	100%	FC
	Net-Strike Worldwide LLC	100%	FC
	Cap Gemini Telecom Media & Networks US Inc.	95%	FC
Finland	Cap Gemini Ernst & Young Finland Oy	100%	FC
	Cap Programator FM Plavelut Oy, SF	100%	FC
	Cap SAM Consulting Oy	100%	FC
	Cap Gemini Telecom Media & Networks Finland Oy	95%	FC
	Racap Solutions Oy	65%	FC
France	Cap Gemini SA	Parent company	
	Cap Gemini Service SA	100%	FC
	Cap Gemini Université SA	100%	FC
	Cap Gemini Gouvieux SA	100%	FC
	SARL Immobilière Les Fontaines	100%	FC
	SCI du château de Béhoust	100%	FC
	SCI Paris Etoile	100%	FC
	APIS SA	34%	EQ
	Dalkia Informatique SA	100%	FC

FC = Fully Consolidated EQ = Accounted for by the equity method PROP = Proportional consolidation

Country		% interest	Consolidation method
France	Cap Gemini Telecom SA	95%	FC
	Cap Gemini Telecom Media & Networks France SA	95%	FC
	Gemini Telecom & Media France SA	95%	FC
	Cap Gemini Ernst & Young France SA	100%	FC
	Answork (formerly Gamifip)	15%	EQ
United Kingdom	CGS Holdings Ltd	100%	FC
	Cap Gemini Ernst & Young UK Plc	100%	FC
	Hoskyns Group Plc	100%	FC
	Hoskyns Systems Ltd	100%	FC
	Hoskyns Ltd	100%	FC
	Volmac UK Ltd	99.8%	FC
	Gemini Consulting UK Holding	100%	FC
	Gemini Consulting Ltd	100%	FC
	Cap Gemini Ernst & Young Oldco UK Ltd	100%	FC
	Ernst & Young Consulting Worldwide UK Ltd	100%	FC
	Becket Consulting Ltd	100%	FC
	Ernst & Young Working links Ltd	100%	FC
	Working Links Ltd	33%	PROP
	Ernst & Young Operating Company (n° 2) Ltd	100%	FC
	Ernst & Young Equinox BP Ltd	100%	FC
	Ciberion	50%	PROP
	Cap Gemini Telecom Media & Networks UK Ltd	95%	FC
Hong-Kong	Cap Hong-Kong Ltd	100%	FC
	Cap Gemini Ernst & Young Hong-Kong Ltd	100%	FC
	One Resource Group Hong-Kong	50%	PROP
Hungary	Cap Gemini Magyarorszag Kft	95%	FC
India	Cap Gemini Ernst & Young Consulting India Pvt Ltd	100%	FC
	Cap Gemini Ernst & Young Consulting India Services Pvt Ltd	100%	FC
Ireland	Cap Gemini Group (Ireland) Ltd	100%	FC
	Cap Gemini Ernst & Young Ireland Ltd	100%	FC
	CGEY Old Ireland Ltd	100%	FC
	Bedford House Consulting Ltd	100%	FC
	Cap Gemini Telecom Media & Networks Ireland Ltd	95%	FC
Italy	Cap Gemini Ernst & Young Italia Spa	100%	FC
	Sistemi e Telematica Spa	77%	FC
	Consorzio Business Intelligence Laboratory	22%	EQ
	Cap Gemini Telecom Media & Networks Italia Spa	95%	FC
Japan	Cap Gemini Ernst & Young Japan KK	100%	FC
Latvia	Gemini Consulting SIA (Latvia)	100%	FC
Luxembourg	Cap Gemini Ernst & Young Luxembourg SA	99.8%	FC
Malaysia	Cap Gemini Ernst & Young Consultants Sdn Bhd	100%	FC
	Cap Gemini Telecom Media & Networks Malaysia Sdn Bhd	95%	FC
New Zealand	Cap Gemini Ernst & Young New Zealand Ltd	100%	FC
	Cap Gemini Ernst & Young NZ Data Warehouse Solutions Ltd	50%	PROP
Norway	C/Computas Grad Losn A/S	100%	FC
	Cap Gemini Ernst & Young AS Norge	100%	FC
	Cap Gemini Telecom Media & Networks Norge AS	95%	FC
Netherlands	GBA Volmac BV	100%	FC
	Cap Gemini Europe BV	100%	FC
	Cap Gemini Benelux BV	100%	FC
	Cap Gemini Ernst & Young Nederland BV	99.8%	FC
	CGS/WSG Partnership CV	100%	FC
	Cap Gemini NV	99.8%	FC
	Cap Gemini Ernst & Young ISM BV	99.8%	FC
	Volmac II BV	99.8%	FC
	[illegible] Informatica BV	[illegible]	[illegible]

Country		% interest	Consolidation method
Netherlands	BIT-IC BV	99.8%	FC
	Gimbrère & Dohmen Software BV	99.8%	FC
	Paul Postma Marketing Consultancy BV	99.8%	FC
	Twinac Software BV	99.8%	FC
	EC Gate BV	30%	EQ
	Entity Holding BV	10%	EQ
	Cap Gemini Ernst & Young Assurantien BV	99.8%	FC
	Cap Gemini Telecom Media & Networks Nederland BV	95%	FC
	Cap Gemini Ernst & Young Management Sourcing BV	99.8%	FC
	Cap Gemini Ernst & Young Sourcing BV	99.8%	FC
	PRC Ernst & Young BV	50%	PROP
	Cap Gemini Ernst & Young Global Learning Solutions BV	100%	FC
	Cap Gemini Ernst & Young Global Client Consulting BV	100%	FC
	Cap Gemini Ernst & Young Global Client Consulting Asia Pacific BV	100%	FC
Poland	Gemini Consulting Poland	100%	FC
	Cap Gemini Ernst & Young Polska Sp. Z.o.o	100%	FC
	Cap Gemini Telecom & Networks Sp. Z.o.o	95%	FC
Portugal	Cap Gemini EeY Portugal	100%	FC
Czech Republic	Cap Gemini Telecom & Networks S.r.o	95%	FC
Romania	Gemini Consulting Romania srl	100%	FC
Singapore	Cap Gemini Ernst & Young Singapore Pte Ltd	100%	FC
	Professional Outsourcing Pte Ltd	100%	FC
	Cap Gemini Ernst & Young Singapore FSI Pte Ltd	100%	FC
	Cap Gemini Ernst & Young Singapore Consultants Pte Ltd	100%	FC
	Cap Gemini Asia Pacific Pte Ltd	100%	FC
	Cap Gemini Telecom Media & Networks Singapore Pte Ltd	95%	FC
Slovakia	Cap Gemini Ernst & Young Slovensko S.r.o Slovakia	100%	FC
Slovenia	Ernst & Young Consulting Slovenia	100%	FC
Sweden	Cap Gemini Ernst & Young AB	100%	FC
	Cap Gemini Ernst & Young Sverige AB	100%	FC
	Cap Volmac Sweden AB	99.8%	FC
	Gemini Consulting AB	100%	FC
	Cap Gemini Ernst & Young Sverige Holding AB	100%	FC
	Cap Gemini Ernst & Young Sverige AB	100%	FC
	Cap Gemini Ernst & Young Travel & Logistic Sweden AB	100%	FC
	Cap Gemini Telecom Media & Networks Sweden AB	95%	FC
Switzerland	SD&M Switzerland	100%	FC
	Gemini Consulting AG	100%	FC
	Cap Gemini Ernst & Young Suisse SA	100%	FC

FC = Fully Consolidated EQ = Accounted for by the equity method PROP = Proportional consolidation

SUMMARIZED FINANCIAL STATEMENTS OF CAP GEMINI SA

The full financial statements, including the notes, may be obtained from the Company on request.
The Statutory Auditors' Reports presented below relate to full financial statements .

STATUTORY AUDITORS' REPORT
ON THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

To the shareholders of CAP GEMINI SA,

In accordance with the terms of our appointment at the Annual Shareholders' Meeting, we hereby submit our report for the year ended December 31, 2001, on:

- our examination of the financial statements of Cap Gemini SA presented in euros, as attached to this report,
- the specific procedures and information required by law.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

1. Opinion on the financial statements

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly the results of operations for the year ended December 31, 2001 and the financial position and assets of the Company at that date.

2. Specific procedures and information

We have also performed the specific procedures required by law, in accordance with the professional standards applied in France.

We are satisfied that the information given in the Report of the Board of Directors and the documents sent to shareholders on the financial position and financial statements is fairly stated and agrees with the financial statements.

Pursuant to the provisions of Articles L. 233-6 and L. 233-13 of the French Commercial Code, we have verified that all information concerning acquisitions of shareholdings and controlling interests and the identity of shareholders is given in the Report of the Board of Directors.

Paris, February 20, 2002

The Statutory Auditors
Members of the Regional Company of Paris

CONSTANTIN ASSOCIES
Laurent Lévesque

COOPERS & LYBRAND AUDIT
Member of PricewaterhouseCoopers
Bernard Rascle

STATUTORY AUDITORS' SPECIAL REPORT
ON REGULATED AGREEMENTS-YEAR ENDED DECEMBER 31, 2001

To the shareholders of CAP GEMINI SA,

In our capacity as Statutory Auditors of Cap Gemini S.A., we present below our report on regulated agreements.

In accordance with article L.225-40 of the Commercial Code, we have been informed of agreements approved in advance by your Board of Directors.

Our responsibility does not include identifying any undisclosed agreements. We are required to report to shareholders, based on the information provided, about the main terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of article 92 of the March 23, 1967 decree, it is the responsibility of shareholders to determine whether the agreements are appropriate and should be approved.

We conducted our review in accordance with the professional standards applicable in France. Those standards require that we carry out the necessary procedures to verify the consistency of the information disclosed to us with the source documents.

Further to an authorization granted by the Board of Directors on December 12, 2001, Cap Gemini S.A. granted non-repayable subsidies on December 21, 2001, in the amounts of € 8 million and € 15 million respectively, to its subsidiaries Cap Gemini Ernst & Young Korea and Gemini Consulting Switzerland.

Paris, February 20, 2002

The Statutory Auditors
Members of the Regional Company of Paris

CONSTANTIN ASSOCIES

Laurent Lévesque

COOPERS & LYBRAND AUDIT
Member of PricewaterhouseCoopers
Bernard Rascle

SUMMARIZED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

(in millions of euros)	1999	2000	2001
Operating revenue	108	196	184
Operating expenses	(26)	(122)	(18)
Operating income	***82***	***74***	***166***
Interest income/(expenses), net	100	88	(1,960)
Other income and expenses, net	1	188	(16)
Income tax	(34)	(32)	(64)
Net income/(losses)	***149***	***318***	***(1,874)***

SUMMARIZED BALANCE SHEETS
AS OF DECEMBER 31, 1999, 2000 AND 2001

(in millions of euros)	1999	2000	2001
ASSETS			
Non-current assets	2,910	13,004	11,013
Current assets	528	660	624
Other assets	1	1	1
Total assets	***3,439***	***13,665***	***11,638***
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity	3,138	13,458	11,415
Provisions	-	14	14
Long and short-term debt	62	29	6
Other liabilities	239	164	203
Total Liabilities and Shareholders' Equity	***3,439***	***13,665***	***11,638***

SUBSIDIARIES AND INVESTMENTS

(in millions of euros)	Capital	Other share-holders' equity (including net income for the year) (*)	% interest	Number of shares owned	Book value of shares Gross	Book value of shares Net	Loans & advances granted by the company	Guarantees given	2001 revenue	Dividends received
SUBSIDIARIES										
Cap Gemini Americ Inc (USA)	-	7,297	100.00%	1,100	6,985	4,969	-	-	225	-
511,965 NB Inc (Canada)	17	17	100.00%	266,612,979	254	254	-	-	-	-
CGS Holdings Ltd (UK)	0	11	100.00%	431,513,902	1,411	1,411	48	-	-	-
CGEY AB (Sweden)	9	131	100.00%	20,000	262	262	-	9	-	17
CGEY Norge AS (Norway)	6	15	21.00%	9,500	30	30	-	-	118	-
Cap Gemini Europe BV (Netherlands)	88	42	100.00%	194,100	253	253	-	-	-	16
Cap Gemini NV (Benelux)	5	553	99.85%	43,223,190	1,180	1,180	-	-	-	13
CGEY Deutschland Holding GmbH (Germany)	4	70	94.40%	1	571	571	22	-	1	-
CGEY Consultants Osterreich AG (Austria)	0	6	100.00%	36,791	39	38	-	-	33	-
CGEY Suisse (Switzerland)	3	(3)	100.00%	5,434	16	16	-	-	58	-
CGEY Polska Sp Z.o.o (Poland)	1	(2)	100.00%	37,000	14	7	-	-	6	-
CGEY France S.A.	40	120	100.00%	2,473,997	414	414	-	21	1,233	30
Cap Gemini Telecom S.A. (France)	142	846	95.15%	8,426,908	807	807	-	-	2	10
CGEY Italia Spa (Italy)	110	(124)	100.00%	1,038,575	348	233	21	5	198	-
CGEY Espana SL (Spain)	14	21	100.00%	132,938	112	102	2	-	162	-
Cap Gemini E e Y Portugal	9	(4)	100.00%	1,840,455	30	30	-	-	36	-
Cap Gemini Asia Pacific (Singapore)	27	72	100.00%	171,108,000	102	102	-	15	-	-
CGEY Australia Pty Ltd (Australia)	14	(6)	100.00%	631,979	139	133	-	-	95	-
CGEY New Zealand Ltd (New Zealand)	2	(3)	100.00%	1,000,000	36	17	-	-	18	-
Cap Gemini Service S.A. (France)	9	(5)	100.00%	1,500,000	43	4	-	1	142	-
SCI Paris Etoile	0	2	100.00%	9,999	48	31	-	-	3	2
Other (France)	nm	nm	nm	nm	1	1	-	76	-	-
Other	nm	nm	nm	nm	31	23	-	-	-	-

INVESTMENTS

As of December 31, 2001, investments held by Cap Gemini S.A. are not material

(*) Excluding share capital and before appropriation of income for the year.
nm: not meaningful.

The net income of subsidiaries and investments is not provided because disclosure would be prejudicial to the Company's commercial and financial strategy.

Cap Gemini S.A. is at the head of the French tax group made up of 10 companies. The impact of tax consolidation in 2001 is a benefit of € 2.6 million.

CHANGES IN SHAREHOLDERS' EQUITY

(in millions of euros)	2000	Net Income appropriaton 2000	Other changes	2001
Share capital	994	-	8	1,002
Additional paid-in-capital	11,784	-	(13)	11,771
Legal reserve	62	38	-	100
Untaxed reserves	42	-	-	42
Other reserves	172	-	-	172
Retained earnings	86	116	-	202
Dividends paid	-	149	(149)	-
Dividend equalization tax (précompte)	-	15	(15)	-
Net income / (losses)	318	(318)	(1,874)	(1,874)
TOTAL	***13,458***	-	***(2,043)***	***11,415***

FIVE-YEAR FINANCIAL SUMMARY

(in millions of euros)	1997	1998	1999	2000	2001
I-SHARE CAPITAL AT YEAR-END					
Share capital	373	422	624	994	1,002
Number of common shares outstanding	61,198,877	69,130,658	77,945,108	124,305,544	125,244,256
Maximum number of future shares to be created through exercise of equity warrants	6,555,544	7,085,035	6,038,838	7,487,783	10,463,754
II-OPERATION AND RESULTS OF THE CURRENT YEAR					
Operating revenue	67	100	108	196	184
Operating revenue and financial revenue	156	230	258	329	301
Income before taxes, amortization and provisions	144	147	165	395	264
Income tax	16	25	34	32	64
Net income / (losses)	90	103	149	318	(1,874)
Distributed income	33	58	78	(a) 164	(b) 50
III-EARNING PER SHARE (IN EUROS)					
Earnings after taxes, but before amortization and provisions	2.08	1.77	1.68	2.92	1.60
Net earnings	1.47	1.49	1.91	2.56	nm
Dividend per share, net	0.53	0.84	1.00	1.20	(b) 0.40
IV-EMPLOYEE DATA					
Average number of employees during the year	-	-	-	-	-
Total payroll	-	-	-	-	-
Total benefits	-	-	-	-	-

(a) Representing a dividend of € 149 million and dividend equalization tax (précompte) of € 15 million.
(b) Subject to approval by the Ordinary Shareholders' Meeting of April 25, 2002.

REPORT OF THE STATUTORY AUDITORS
ON THE CANCELING OF SHARES BOUGHT BACK BY THE COMPANY

To the shareholders of CAP GEMINI SA,

In our capacity as Statutory Auditors of Cap Gemini SA, and pursuant to the provisions of Article L.225-209, paragraph 4 of the Commercial Code, we hereby present our report on the canceling of shares bought back by the Company.

We have reviewed the proposed capital reduction and performed all the procedures that we considered necessary in accordance with the professional standards generally accepted in France.

This transaction is connected with the proposed acquisition by the Company of up to 10% of its own shares, in accordance with Article L.225-209, paragraph 4, of the Commercial Code, under an eighteen month authorization to be given at the Ordinary Shareholders' Meeting (5th *resolution*).

In connection with the authorization to buy back shares, the Board of Directors would be given full powers to cancel the shares acquired, provided that the aggregate number of shares cancelled in any given period of 24 months does not exceed 10% of the Company's capital. These powers would be exercisable for a period of five years.

We have no comment to make on the reasons or terms of the proposed capital reduction, the implementation of which depends on the Ordinary Shareholders' Meeting approving the buy back of the Company's shares.

Paris, April 2, 2002

The Statutory Auditors
Members of the Regional Company of Paris

CONSTANTIN ASSOCIÉS

Laurent Lévesque

COOPERS & LYBRAND AUDIT
Member of PricewaterhouseCoopers
Bernard Rascle

REPORT OF THE STATUTORY AUDITORS

ON THE ISSUANCE OF SHARES AND SHARE EQUIVALENTS WITH DELEGATION OF POWERS

To the shareholders of CAP GEMINI SA,

In our capacity as Statutory Auditors of Cap Gemini SA and pursuant to the provisions of Articles L.228-92, L.228-95 and L.225-135 of the Commercial Code, we hereby present our report on:

- the issues of shares and other securities convertible, redeemable or otherwise exercisable for new Cap Gemini shares

submitted to shareholders for approval.

These operations are described in the table attached to this report.

If shareholders approve the related resolutions, the Board of Directors will be authorized to issue such securities in France or abroad, for a maximum nominal value of € 3 billion (€ 400 million for equity warrants and shares with equity warrants attached). The authorizations will be valid for the periods prescribed by law for each category of securities concerned.

The aggregate par value of the shares issued directly or indirectly, on conversion, redemption or exercise of share equivalents may not exceed € 400 million. As provided for in the thirteenth resolution, this amount of € 400 million is included in the € 1.5 billion limit set in the eighth resolution adopted by the Extraordinary Shareholders' Meeting of May 16, 2001.

Under the terms of the resolutions, the Board of Directors will be authorized to establish the terms and conditions of these issues.

The Board of Directors is also asking shareholders to waive their pre-emptive rights to subscribe for shares issued directly under the sixteenth and eighteenth resolutions and indirectly, on conversion, redemption or exercise of share equivalents, under the fifteenth and sixteenth resolutions.

***

We have examined the proposals to issue shares and share equivalents and performed all the procedures that we considered necessary, in accordance with the professional standards generally accepted in France.

Subject to further examination of the terms and conditions of these issues, we have no matters to bring to shareholders' attention regarding the determination of the issue price of new shares, exercise price(s) of subscription rights or the amount(s) concerned, as presented in the Report of the Board of Directors.

As the issue price of new shares, exercise price(s) of the subscription rights, and the issue price for each issue are to be determined by the Board of Directors when the operations are carried out, we are not in a position to comment on the final terms and conditions under which these issues will be conducted, nor, in consequence, on the proposed waiver of shareholders' pre-emptive rights to subscribe for the issues concerned, the principle of which is in keeping with the nature of the proposed operations.

In accordance with article 155-2 of the decree of March 23, 1967, we will issue a supplementary report at the time of each such issue conducted by the Board of Directors.

Paris, April 2, 2002

The Statutory Auditors
Members of the Regional Company of Paris

CONSTANTIN ASSOCIÉS

Laurent Lévesque

COOPERS & LYBRAND AUDIT
Member of PricewaterhouseCoopers
Bernard Rascle

Description of the securities covered by the proposed authorizations

Resolution N°	*Type of issue*	Waiver of pre-emptive subscription rights		
		share equivalents	*shares*	**Authorization for valid**
15	Equity warrants	No	Yes	1 year *
16	Idem	Yes	Yes	1 year *
17	Securities convertible, exchangeable redeemable or otherwise exercisable for newly-created shares at a fixed date or at any time	No	Automatic	Maximum period allowed by law
18	Idem	Yes	Automatic	Maximum period allowed by law

* Shares subscribable upon exercise of equity warrants must be issued within five years of the issue of the warrants.

REPORT OF THE STATUTORY AUDITORS
ON THE CANCELING OF RETURNED SHARES

To the shareholders of CAP GEMINI SA,

In our capacity as Statutory Auditors of Cap Gemini SA and pursuant to the provisions of Article L.225-204 of the Commercial Code, we hereby present our report on the canceling of shares returned to the Company.

We have reviewed the proposed capital reduction and performed all the procedures that we considered necessary in accordance with the professional standards generally accepted in France. We have verified that the canceling of the shares would not have the effect of either reducing the capital to less than the legally-prescribed minimum amount or affecting the equal status of shareholders.

We have no comment to make on the reasons or terms of the proposed canceling of returned shares, which would have the effect of reducing the Company's capital from € 1,001,954,048 to € 1, 000,055,232.

Paris, April 2, 2002

The Statutory Auditors
Members of the Regional Company of Paris

CONSTANTIN ASSOCIÉS

Laurent Lévesque

COOPERS & LYBRAND AUDIT
Member of PricewaterhouseCoopers
Bernard Rascle

REPORT OF THE STATUTORY AUDITORS
ON THE ISSUANCE OF SHARES IN CONNECTION WITH EMPLOYEE SHARE OWNERSHIP

To the shareholders of Cap Gemini SA,

In our capacity as Statutory Auditors of Cap Gemini SA and pursuant to the provisions of Articles L.225-135 and L.225-138 of the Commercial Code, we hereby present our report on the planned share issues:

- to be offered for subscription by employees of Cap Gemini and related companies within the meaning of article L.225-180 of the Commercial Code, who are members of a Cap Gemini Ernst & Young Company Savings Plan (PEE) or Voluntary Employee Savings Plan (PPESV),
- to be offered for subscription by the employees of certain foreign companies through "Cap Gemini Ernst & Young Employees Worldwide SA", a company specifically dedicated for that purpose.

as described in the thirteenth and fourteenth resolutions submitted to shareholders for approval.

1. Share issues to be offered for subscription by Cap Gemini Ernst & Young employees participating in a Company Savings Plan (PEE) or Voluntary Employee Savings Plan (PPESV) (thirteenth resolution)

In accordance with the provisions of article L.225-129 of the Commercial Code, the Board of Directors is inviting shareholders to grant it an authorization to increase the Company's capital by issuing shares in accordance with article 443-5 of the Labor Code, and to establish the terms and conditions of these issues. The authorization will expire on the date of the Ordinary Shareholders' Meeting to be called to approve the 2002 financial statements. Shareholders are also invited to waive their pre-emptive right to subscribe for the shares to be offered to employees for subscription.

Total capital increases resulting from shares issued under the authorization given in this resolution may not exceed € 30,400,000, representing 3,800,000 new shares with a par value of € 8.

2. Share issues to be offered for subscription by the employees of certain foreign companies through a company specifically dedicated for that purpose (fourteenth resolution)

In accordance with the provisions of article L.225-129 of the Commercial Code, the Board of Directors is inviting shareholders to grant it an authorization to increase the Company's capital by issuing shares for subscription by Cap Gemini Ernst & Young Employees Worldwide SA, and to establish the terms and conditions of these issues. The authorization will expire on the date of the Ordinary Shareholders' Meeting to be called to approve the 2002 financial statements.
Shareholders are also invited to cancel their pre-emptive right to subscribe for the shares to be offered for subscription by Cap Gemini Ernst & Young Employees Worldwide SA .

Total capital increases resulting from shares issued under the authorization given in this resolution may not exceed € 10,400,000, representing 1,300,000 new shares with a par value of € 8.

We have reviewed the proposed share issues and performed all the procedures that we considered necessary in accordance with the professional standards generally accepted in France.

Subject to further examination of the terms and conditions of these issues we have no matters to bring to shareholders' attention regarding the determination of the issue price of new shares as presented in the Report of the Board of Directors.

As the issue price of new shares is to be determined by the Board of Directors when the operations are carried out, we are not in a position to comment on the final terms and conditions under which these issues will be conducted, nor, in consequence, on the proposed waiver of shareholders' pre-emptive rights to subscribe for the issues concerned, the principle of which is in keeping with the nature of the proposed operations.

In accordance with article 155-2 of the decree of March 23, 1967, we will issue a supplementary report at the time of each such issue conducted by the Board of Directors.

Paris, April 2, 2002

The Statutory Auditors
Members of the Regional Company of Paris

CONSTANTIN ASSOCIÉS

Laurent Lévesque

COOPERS & LYBRAND AUDIT
Member of PricewaterhouseCoopers
Bernard Rascle

TEXT OF THE DRAFT RESOLUTIONS PRESENTED BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

I - Resolutions presented at the Ordinary Shareholders' Meeting

First resolution

Approval of the 2001 financial statements

After hearing the following:

- the report of the Board of Directors on the business and position of the Company for the year ended December 31, 2001 and the financial statements for the year,
- and the general report of the Statutory Auditors on their audit of the financial statements, the General Shareholders' Meeting hereby approves the financial statements for the year ended December 31, 2001, comprising the balance sheet, statement of income and notes, as presented, as well as the transactions reflected in these financial statements or summarized in these reports.

The General Shareholders' Meeting therefore gives discharge to the Board of Directors for its management during the year.

Second resolution

Presentation of the 2001 consolidated financial statements

After hearing the following:

- the report of the Board of Directors on the management of the Group as included in the Report of the Board of Directors,
- and the report of the Statutory Auditors on the consolidated financial statements, the General Shareholders' Meeting notes that the consolidated financial statements for the year ended December 31, 2001 have been submitted to it.

Third resolution

Regulated agreements

After hearing the Statutory Auditors' special report on agreements governed by article L.225-38 of the Commercial Code, the General Shareholders' Meeting approves the agreements referred to therein.

Fourth resolution

Net income appropriation and dividend

The General Shareholders' Meeting approves the recommendations of the Board of Directors and resolves to:

- write off the net loss for the year of € 1,873,798.101.74 against retained earnings,
- pay a dividend of € 0.40 per share, representing a total distribution of € 50,097,702.40, to be paid out of additional paid-in capital.

The dividend is therefore set at € 0.40 per share, payable on each of the 125,244,256 shares issued and outstanding at December 31, 2001. In accordance with the provisions of the 2002 Finance Act, the dividend will give rise to an avoir fiscal tax credit of € 0.20 (50%) per share in the case of private shareholders and legal entities qualifying for the affiliation privilege, and € 0.06 (15%) per share in the case of all other corporate shareholders. The dividend will be paid as from April 26, 2002. If any of the Company's shares are held in treasury stock when the dividend is paid, an amount corresponding to the dividends not paid out on these shares will be credited to retained earnings.

Pursuant to Article 243bis of the French General Tax Code, the General Shareholders' Meeting notes that 2000 dividends totaled € 149,166,652.80, representing a dividend per share of € 1.20 paid on 124,305,544 shares, that 1999 dividends totaled € 77,945,108, representing a dividend per share of € 1 paid on 77,945,108 shares, and that 1998 dividends totaled FRF 380,218,619 (€ 57,963,955), representing a dividend per share of FRF 5.50 paid on 69,130,658 shares.

Fifth resolution

Authorization to buy back shares

The General Shareholders' Meeting, after hearing the report of the Board of Directors and reviewing the information memorandum approved by the Commission des Opérations de Bourse, authorizes the Board of Directors to buy back the Company's shares on the open market. This authorization is given for a period of eighteen months. The related powers may be delegated by the Board of Directors in accordance with the provisions of Articles L.225-209 et seq. of the Commercial Code.

The purpose of this authorization is to allow the Company to:

- hold, exchange, sell, transfer or remit shares in payment, in particular in connection with external growth transactions;

- award shares to employees on the terms and by the methods provided for by law, including in connection with stock option plans or company savings plans;

- stabilize the Company's share price by purchasing and selling shares on the open market;

- optimize the management of the Company's financial position and assets and liabilities

- cancel shares, subject to adoption of the tenth resolution of the Extraordinary Shareholders' Meeting to be held immediately after this Ordinary Shareholders' Meeting.

The transactions described above may be carried out by any method allowed under the applicable laws and regulations, including through the use of derivative instruments. The entire buyback program may be carried out by means of a block purchase or transfer of shares.

The share buybacks may be carried out at any time, except during the suspension periods specified in Commission des Opérations de Bourse regulation 90-04.

The General Shareholders' Meeting resolves that the maximum number of shares that may be acquired under this resolution may not exceed 10% of the Company's issued capital as of December 31, 2001, corresponding to 12,524,425 shares, and that the total funds invested in the share buybacks may not exceed € 2,504,885,000.

The General Shareholders' Meeting sets the maximum purchase price of the shares at € 200 per share and the minimum sale price at € 60 per share. In the case of a bonus share issue paid up by capitalizing reserves, or a stock-split or reverse stock-split, the above prices per share will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction.

Full powers are given to the Board of Directors, including the power of delegation, to use this authorization and to:

- place any and all buy and sell orders and enter into any and all agreements for the keeping of a register of share purchases and sales or for any other relevant purposes;

- carry out any and all filing and other formalities and generally do whatever is necessary.

The Board of Directors will be required to report to each General Shareholders' Meeting on the transactions carried out during the year under this authorization.

The authorizations given to the Board of Directors in this resolution replace those given in the fourth resolution of the General Shareholders' Meeting of May 16, 2001.

Sixth resolution

Renewal of Statutory Auditors' Term of Office

The General Shareholders' Meeting renews, for a period of six years, the term of office as Statutory Auditors of Coopers & Lybrand Audit, which expired on the date of this meeting.

Seventh resolution

Appointment of new Statutory Auditors

The General Shareholders' Meeting appoints KPMG S.A., registered with the Nanterre Companies Registry under number 775 726 417, Les Hauts de Villiers, 2 bis rue de Villiers 92300 Levallois Perret, as Statutory Auditors for a term of six years, to replace Constantin Associés S.A. whose term of office expired on the date of this meeting.

Eighth resolution

Appointment of new Substitute Auditors

The General Shareholders' Meeting appoints Yves Nicolas, 32 rue Guersant, 75017 Paris as substitute for Coopers & Lybrand Audit, for a term equal to that of the Statutory Auditors.

Ninth resolution

Appointment of new Substitute Auditors

The General Shareholders' Meeting appoints Guillaume Livet, Les Hauts de Villiers, 2 bis rue de Villiers, 92300 Levallois Perret, as substitute for KPMG S.A, for a term equal to that of the Statutory Auditors.

II - Resolutions presented at the Extraordinary Shareholders' Meeting

Tenth resolution

Authorization to cancel shares acquired under the buyback program

The General Shareholders' Meeting, after hearing the report of the Board of Directors and the Statutory Auditors' special report, authorizes the Board of Directors to:

- cancel - in accordance with Article L.225-209 of the Commercial Code - on one or several occasions at its sole discretion, all or some of the Cap Gemini shares held by the Company, provided that the aggregate number of shares cancelled in any given period of twenty-four months does not exceed 10% of the Company's capital, and to reduce the capital accordingly;

- charge the difference between the purchase price of the cancelled shares and their par value to additional paid-in capital or any distributable reserves.

This authority, which is given for a period of five years from the date of this Meeting, may be delegated by the Board of Directors.

The General Shareholders' Meeting gives full powers to the Board of Directors to use the authorization given in this resolution, to amend the bylaws to reflect the new capital and to carry out all necessary formalities. These powers may also be delegated.

The authorizations given to the Board of Directors in this resolution replace those given in the sixth resolution of the Extraordinary Shareholders' Meeting of May 16, 2001.

Eleventh resolution

Capital reduction to cancel returned shares

The General Shareholders' Meeting, having heard the report of the Board of Directors and the Statutory Auditors' special report, notes that in accordance with the agreements entered into between Cap Gemini and Ernst & Young in connection with the acquisition of Ernst & Young's consulting business which was completed on May 23, 2000, 237,352 Cap Gemini shares had been returned to the Company between April 1, 2001 and March 14, 2002 by people who became employees of the Cap Gemini Ernst & Young Group and then left the Group.

The General Shareholders' Meeting resolves to cancel these shares and to reduce the Company's capital by a total of € 1,898,816, representing the number of shares cancelled (237,352) multiplied by the par value of € 8 per share.

The difference between the cost of these shares reported in Cap Gemini's balance sheet (€ 20,005,124) and their par value (€ 1,898,816), i.e. € 18,106,308 will be charged to the premium recognized on the completion of the above mentioned acquisition.

The General Shareholders Meeting grants the Board of Directors full powers to carry out all operations relating to the reduction of capital after the expiry of the period set out in article 180 of Decree 67-236 of March 23, 1967. This power may be delegated to the Chairman of the Board.

Twelfth resolution

Employee share ownership

Amendments to the twenty-fourth resolution of the Extraordinary Shareholders' Meeting of May 23, 2000

After hearing the report of the Board of Directors, the General Shareholders' Meeting resolves (i) to delete paragraph 2 of the twenty-fourth resolution of the May 23, 2000 Extraordinary Shareholders' Meeting and (ii) to limit the ceiling set in the third paragraph of the said resolution – i.e. twelve million (12,000,000) new shares with a par value of € 8 – exclusively to capital increases resulting from the exercise of stock options which the Board of Directors was authorized to grant under the terms of paragraph 1 of the said resolution.

Thirteenth resolution

Employee share ownership

Shares offered for subscription by Cap Gemini Ernst & Young employees participating in a Company Savings Plan (PEE) or Voluntary Employee Savings Plan (PPESV) in accordance with article L. 443-5 of the Labor Code

After hearing the report of the Board of Directors and the Statutory Auditors' special report, and as provided for in articles L. 443-1 et seq. of the Labor Code and L. 225-138 of the Commercial Code, the General Shareholders' Meeting:

- authorizes the Board of Directors to increase the capital on one or several occasions by issuing shares to be offered for subscription, in cash, to eligible employees of the Company and related French and foreign companies within the meaning of article L. 225-180 of the Commercial Code. Eligible employees shall be employees who are members of a Cap Gemini Ernst & Young Company Savings Plan (PEE) or Voluntary Employee Savings Plan (PPESV),

- resolves that this authorization shall expire on the date of the Ordinary Shareholders' Meeting to be called to approve the 2002 financial statements;

- resolves that the issue price of the new shares, determined in accordance with the provisions of article L. 443-5 of the Labor Code, will be 85% of the average of the opening prices quoted for the Company's shares on the Premier Marché of the Paris Stock Exchange over the twenty trading days preceding the date of the decision made by the Board of Directors or the Chairman of the Board to open the subscription period;

- resolves that the shares issued in accordance with this resolution may be subscribed directly by the employees concerned or through a corporate mutual fund (FCPE) or, where applicable, through an employee share ownership mutual fund (SICAVAS) governed by article L. 214-40-1 of the Monetary and Financial Code;

- notes that these decisions automatically entail the waiver by shareholders of their pre-emptive right to subscribe for the shares to be offered to employees for subscription;

- gives full powers to the Board of Directors to:
  - draw up the list of companies whose employees may be entitled to subscribe for the shares;
  - allow employees a specified period of time to pay up their shares;
  - fix the terms and conditions of membership of the PEE or PPESV and draw up or amend the rules of the plans;
  - set the opening and closing dates of the subscription period and the issue price of the shares;
  - set the number of new shares to be issued and the applicable rules in the event of over subscription;
  - place on record the capital increases;
  - carry out any and all transactions and formalities, directly or through a duly authorized representative;
  - charge the share issuance costs against the related premiums and deduct from the premiums the amounts necessary to raise the legal reserve to one-tenth of the new capital after each issue;
  - amend the Company's bylaws to reflect the new capital and generally, take all appropriate action and do whatever is necessary to comply with the applicable laws and regulations.

- resolves that total issues under the authorization given in this resolution may not represent over three million eight hundred thousand (3,800,000) new shares with a par value of € 8.

These powers may be delegated by the Board of Directors to its Chairman in accordance with the applicable law.

Fourteenth resolution

Employee share ownership

The purpose of this resolution is to set up an employee savings plan for the employees of certain foreign companies related to Cap Gemini within the meaning of article L. 233-16 of the Commercial Code. The plan will operate through a Group company specifically dedicated for the purpose, in accordance with conditions similar to those provided to the employees under the previous resolution.

(Employees of Foreign Companies who wish to participate in this employee share ownership plan *must abstain from voting on this resolution*).

The General Shareholders' Meeting, after hearing the report of the Board of Directors and the Statutory Auditors' special report:

1. notes that the employees of foreign Cap Gemini Ernst & Young Group companies related to Cap Gemini within the meaning of article L. 233-16 of the Commercial Code whose head offices are in countries where it would be difficult to implement the employee share ownership plan set out in the previous resolution due to local tax or legal provisions, shall be hereinafter referred to as "Employees of Foreign Companies";

2. as provided for in article L 225-138 of the Commercial Code, authorizes the Board of Directors to increase the capital on one or several occasions by issuing shares to be offered for subscription by Cap Gemini Ernst & Young Employees Worldwide SA, a French société anonyme with capital of € 150,000 euros, whose registered office is at 11, rue de Tilsitt, 75017 Paris, registered with the Paris Companies Registry under number 440 330 090, hereinafter referred to as the "Beneficiary";

3. resolves to cancel shareholders' pre-emptive rights to subscribe for the shares to be offered to the Beneficiary for subscription under the terms of this authorization;

4. in accordance with article L-225-206 I of the Commercial Code, resolves that the Board of Directors may not use this authorization until full title to 100% of the share capital of Cap Gemini Ernst & Young Employees Worldwide SA is transferred to one or more credit institutions or investment service providers;

5. resolves that the issue price of the new shares subscribed by the Beneficiary under the terms of this authorization shall be the same as the issue price of the shares offered to other Group employees in accordance with the authorization granted in the previous resolution, i.e. 85% of the average of the opening prices quoted for the Company's shares on the Premier Marché of the Paris Stock Exchange over the twenty trading days preceding the date of the decision made by the Board of Directors or the Chairman of the Board to open the subscription period;

6. resolves that this authorization shall expire on the date of the Ordinary Shareholders' Meeting to be called to approve the 2002 financial statements;

7. resolves that the amount of the capital increase or each tranche of capital increase through shares offered for subscription by the Beneficiary shall equal the total aggregate amount subscribed by Employees of Foreign Companies based on the leverage formula (after any applicable reductions), multiplied by 9. The par value and premium of shares subscribed by each employee concerned may not exceed 2.5% of the employee's annual gross salary, with an overall ceiling of € 2,000;

8. resolves that total issues under the authorization given in this resolution may not represent over one million three hundred thousand (1,300,000) new shares with a par value of € 8;

9. that if any share issue is not taken up in full by Employees of Foreign Companies, the capital increase subscribed by the Beneficiary will be limited to the amount calculated in paragraph 7 above.

10. resolves that if the amount calculated in accordance with paragraph 7 above exceeds the amount of each tranche of capital increase, subscriptions by Employees of Foreign Companies shall be reduced in accordance with the principles set out in the Board of Directors' report;

11. gives full powers to the Board of Directors to use this authorization on one or several occasions, to:

- decide the maximum number of shares to issue, in accordance with the ceilings set down in this resolution and to place on record the final amount of each capital increase;
- to set the dates and all other terms and conditions of such capital increases, including the threshold below which subscriptions would not be reduced;
- charge the share issuance costs against the related premiums and deduct from the premiums the amounts necessary to raise the legal reserve to one-tenth of the new capital after each issue;
- and generally, to enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue and servicing of the shares issued under this authorization and to exercise the rights attached thereto, to place on record the capital increase resulting from share issues in accordance with this authorization and to amend the bylaws accordingly.

These powers may be delegated by the Board of Directors to its Chairman in accordance with the applicable law.

Fifteenth resolution

Public issue of equity warrants with pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue, on one or several occasions, equity warrants exercisable for shares and to increase the share capital by a maximum amount of € 400 million, plus the par value of any shares to be issued in order to protect the rights of warrant-holders.

The equity warrants will be offered to existing shareholders on a pre-emptive basis, pro rata to their existing interest in the Company's capital, said pre-emptive right also applying to warrants not taken up by other shareholders.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for the shares to be issued on exercise of the warrants.

The General Shareholders' Meeting grants the Board of Directors full powers to carry out the equity warrant issue or issues authorized above and to fix the terms and conditions of issue thereof, including:

- the date or dates and terms of issue of the equity warrants and the number of warrants to be included in each issue;
- the number of warrants required to subscribe for one share;
- the periods during which the rights attached to the warrants may be exercised;
- the conditions under which the Company may buy back the equity warrants, at any time or within specified periods;
- the issue price of the shares to be issued on exercise of the warrants and the dividend entitlement accrual date thereof;
- the basis to be used to adjust the terms of exercise of the equity warrants if, while any warrants are still outstanding, the Company carries out any operations which, by law, can be effected only without prejudicing the rights of warrant-holders;
- place on record the number and par value of the shares issued on exercise of the warrants, carry out the formalities related to the corresponding capital increases and amend the bylaws accordingly, pursuant to the law;
- charge the capital increase costs against the related premiums; and
- generally, enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue and exercise of the warrants.

The present authorization is valid for one year. The shares to be created on exercise of the warrants must be issued within five years of the date of issue of the warrants.

Sixteenth resolution

Public issue of equity warrants without pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue, on one or several occasions, equity warrants exercisable for shares and to increase the share capital by a maximum amount of € 400 million, plus the par value of any shares to be issued in order to protect the rights of warrant-holders.

The General Shareholders' Meeting resolves that the issue price of the shares to be subscribed on exercise of the warrants shall be at least equal to the average of the opening prices quoted for Cap Gemini shares on the Paris Stock Exchange for any period of ten consecutive trading days chosen from among the twenty trading days preceding the date of issue of the equity warrants.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for:

- the equity warrants to be issued pursuant to this resolution; and
- the shares to be issued on exercise of the warrants.

If the issue or issues take place in the French market, the Board of Directors may grant existing shareholders a priority right to subscribe for the equity warrants, during a period and on terms to be decided at the discretion of the Board of Directors. Said priority right shall be non-transferable. Any warrants not subscribed by shareholders exercising their priority right will be placed on the market.

The General Shareholders' Meeting grants the Board of Directors full powers to carry out the equity warrant issue or issues authorized above and to fix the terms and conditions of issue thereof, including:

- the date or dates and terms of issue of the equity warrants and the number of warrants to be included in each issue;
- the number of warrants required to subscribe for one share;
- the periods during which the rights attached to the warrants may be exercised;
- the conditions under which the Company may buy back the equity warrants, at any time or within specified periods;
- the issue price of the shares to be issued on exercise of the warrants and the dividend entitlement accrual date thereof;
- the basis to be used to adjust the terms of exercise of the equity warrants if, while any warrants are still outstanding, the Company carries out any operations which, by law, can be effected only without prejudicing the rights of warrant-holders;
- place on record the number and par value of the shares issued on exercise of the warrants, carry out the formalities related to the corresponding capital increases and amend the bylaws accordingly, pursuant to the law;
- charge the capital increase costs against the related premiums; and
- generally, enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue and exercise of the warrants.

The present authorization is valid for one year. The shares to be created on exercise of the warrants must be issued within five years of the date of issue of the warrants.

Seventeenth resolution

Public issue of hybrid securities with pre-emptive subscription rights

After hearing the report of the Board of Directors and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, at any time or at fixed dates. The securities may be issued on one or several occasions.

The securities will be offered to existing shareholders on a pre-emptive basis, pro rata to their existing interest in the Company's capital, said pre-emptive right also applying to securities not taken up by other shareholders.

The securities that may be issued pursuant to this resolution shall include:

(i) securities representing a portion of the Company's share capital combined with warrants entitling the holder to subscribe for shares in the Company; in this case, the aggregate par value of the securities to which said warrants are attached may not exceed € 400 million;

(ii) securities other than convertible debentures, debentures with equity warrants or the securities referred to in (i) above; in this case, the aggregate face value of the securities issued may not exceed € 3 billion.

In all cases, the aggregate par value of the shares issued on exercise of the warrants referred to in (i) above, or on conversion, redemption, exchange or exercise of the securities referred to in (ii) above, or on presentation of a warrant or otherwise shall not exceed € 400 million, not including any potential adjustments.

The present authorization entails the waiver by the shareholders, in favor of the holders of any of the above securities, of their pre-emptive right to subscribe for the shares to be issued on conversion, redemption or exchange of the securities, on exercise of a warrant or otherwise.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting grants the Board of Directors full powers to fix the dates and the amounts of the issues, determine the terms and conditions of issue and the form of the securities, to effect all necessary adjustments in accordance with the law and, generally, to take any and all appropriate measures and enter into any and all agreements to ensure the success of the proposed issues, all in accordance with the applicable regulations and laws.

In the case of an issue of securities entitling holders to a portion of share capital on exercise of a warrant, the Board of Directors will have full powers to set the procedures by which the Company will be able to buy back the warrants, at any time or within specified periods.

The General Shareholders' Meeting grants the Board of Directors full powers to make any amendments to the bylaws required by the use of the powers described above.

Issues covered by this authorization may be carried out by the Board of Directors within the maximum period allowed by law.

Eighteenth resolution

Public issue of hybrid securities without pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, at any time or at fixed dates. The securities may be issued on one or several occasions, in France or abroad, and may be denominated in euros or foreign currency.

The securities that may be issued pursuant to this resolution shall include:

(i) securities representing a portion of the Company's share capital combined with warrants entitling the holder to subscribe for shares in the Company; in this case, the aggregate par value of the securities to which said warrants are attached may not exceed € 400 million;

(ii) securities other than convertible debentures, debentures with equity warrants or the securities referred to in (i) above; in this case, the aggregate face value of the securities issued may not exceed € 3 billion.

In all cases, the aggregate par value of the shares issued on exercise of the warrants referred to in (i) above, or on conversion, redemption, exchange or exercise of the securities referred to in (ii) above, or on presentation of a warrant or otherwise shall not exceed € 400 million, not including any potential adjustments.

The present authorization entails the waiver by the shareholders, in favor of the holders of any of the above securities, of their pre-emptive right to subscribe for the shares to be issued on conversion, redemption or exchange of the securities, on exercise of a warrant or otherwise.

The amount received or likely to be received subsequently by the Company for each share issued or created by subscription, or on conversion, redemption or exchange of securities, exercise of a warrant or otherwise shall be at least equal to the average of the opening prices quoted for Cap Gemini shares on the Paris Stock Exchange for any period of ten consecutive trading days chosen from among the twenty trading days preceding the date of issue of the relevant securities.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for the securities to be issued pursuant to this resolution.

If the issue or issues take place in the French market, the Board of Directors may grant existing shareholders a priority right to subscribe for securities, during a period and on terms to be decided at the discretion of Board of Directors. Said priority right shall be non-transferable. Any securities not subscribed by shareholders exercising their priority right will be placed on the market.

The General Shareholders' Meeting grants the Board of Directors full powers to fix the dates and the amounts of the issues, determine the terms and conditions of issue and the form of the securities, to effect all necessary adjustments in accordance with the law and, generally, to take any and all appropriate measures and enter into any and all agreements to ensure the success of the proposed issues, all in accordance with the applicable regulations and laws.

In the case of an issue of securities entitling holders to a portion of share capital on exercise of a warrant, the Board of Directors will have full powers to set the procedures by which the Company will be able to buy back the warrants, at any time or within specified periods.

The General Shareholders' Meeting grants the Board of Directors full powers to make any amendments to the bylaws required by the use of the powers described above.

Issues covered by this authorization may be carried out by the Board of Directors within the maximum period allowed by law.

Nineteenth resolution

General ceiling on financial authorizations

The General Shareholders' Meeting resolves that the total amount of capital increases that may be carried out pursuant to the authorizations given in the fifteenth, sixteenth, seventeenth and eighteenth resolutions above will be covered by the blanket authorization given to the Board of Directors in the eighth resolution of the Extraordinary Shareholders' Meeting of May 16, 2001 to increase the capital to a maximum nominal amount of € 1.5 billion.

The authorizations given to the Board of Directors in the fifteenth, sixteenth, seventeenth and eighteenth resolutions above replace those given in the fourteenth, fifteenth, sixteenth and seventeenth resolutions of the Extraordinary Shareholders' Meeting of May 16, 2001.

Twentieth resolution

Inclusion of specific disclosure thresholds in the bylaws

After hearing the report of the Board of Directors, the General Shareholders' Meeting resolves to add to the Company's bylaws a specific requirement for shareholders to notify the Company if they hold a percentage of the capital or voting rights representing less than the 1/20th interest required to be disclosed by law. The new article ten of the bylaws will therefore read as follows:

"Article 10 - Disclosure thresholds"

Where an individual or corporate shareholder crosses the disclosure threshold of 1% of the Company's capital or voting rights, the said shareholder must inform the Company of their total number of shares or voting rights held upon the crossing of each threshold of 1%, up to one third of the Company's capital or voting rights. Said disclosure must be made within fifteen days of the date when the shares causing the threshold to be crossed are recorded in the shareholder's account, by registered letter with return receipt requested.

This duty of disclosure applies in the same way when a threshold is crossed by virtue of a reduction in the shareholder's interest in the Company's capital or voting rights.

Disclosure thresholds are assessed taking into account shares held by (i) companies which own over 50% of the disclosing company, either directly or indirectly, (ii) companies which are over 50%-owned by the disclosing company, either directly or indirectly, and (iii) companies which are over 50%-owned either directly or indirectly by a company which itself directly or indirectly owns over 50% of the disclosing company.

In the case of failure to comply with these disclosure rules, at the request of one or several shareholders with combined holdings representing at least 1% of the Company's capital or voting rights, the undisclosed shares will be stripped of voting rights. Said sanction shall apply for all General Shareholders' Meetings for a period of two years from the date on which the failure to disclose is rectified. Said request and the decision of the General Shareholders' Meeting must be recorded in the minutes of the Meeting."

Twenty-first resolution

Alignment of the bylaws with the provisions of Act no. 2001-420 dealing with new economic regulations

As recommended by the Board of Directors and based on the provisions of the Act of May 15, 2001 dealing with new economic regulations, the General Shareholders' Meeting resolves to amend the Company's bylaws as follows:

- The title of article 7 of the bylaws will read:

"Article 7 - Form of shares - Shareholder identification"

- The following new paragraph will be inserted after paragraph 4 of article 7:

"Therefore as provided by law, the Company may request from the share transaction clearing organization, the name of a person or company, as well as the date of registration for a company, and the address of any holders of shares and securities convertible, exchangeable, redeemable or otherwise exercisable for shares carrying voting rights at General Shareholders' Meetings. The Company may also be informed of how many shares are held by each shareholder and any applicable restrictions on the said shares."

- Paragraph 1 of article 11 (formerly article 10) will be amended to read as follows:

"The Company shall have a Board of Directors comprised of a minimum of three and a maximum of eighteen members. Members of the Board of Directors must be individuals."

- The following paragraph will be inserted after paragraph 1 of article 12 (formerly article 11) and will become paragraph 2:

"Directors participating in meetings by way of continuously broadcast video-conferencing technologies shall be included in the determination of quorum and majority. The above provision shall not apply to Board Meetings where the agenda concerns the appointment or remuneration of the Chairman or Chief Executive Officer or their removal from office, the basis of the Company's General Management, the annual accounts closing and review of the consolidated financial statements, or the drafting of the resolutions or the Report of the Board of Directors to be presented to the General Shareholders' Meeting."

- The current paragraph 2 of article 12 will be amended as follows and will become paragraph 3:

"The legal quorum and majority conditions shall apply to Board Meetings, except for the decision concerning the two possible methods for the Company's General Management, in which case special conditions shall apply (see article 15). Where voting is tied, the Chairman of the Company shall have the casting vote."

- The title of article 13 (formerly article 12) of the bylaws will read:

"Article 13 - Roles and responsibilities of the Board of Directors"

- Three new paragraphs will be inserted into article 13 as follows:

"1) The Board of Directors shall determine overall strategies for the Company's business and oversee their implementation. Subject to the powers expressly granted to the General Shareholders' Meeting and in accordance with the corporate purpose, the Board of Directors shall deal with any questions relating to the proper operation of the Company and deliberate on issues relating thereto in Board Meetings.

2) In accordance with the rules of procedure mentioned in article 16 below, prior authorization is required from the Board of Directors for any major strategic decisions or any decisions which could have a material effect on the financial position of the Company or its subsidiaries.

3) The Board of Directors shall perform or obtain performance of any checks and controls which it may think fit."

Paragraph 2 of the former article 12 will become paragraph 4 of article 13.

- A new article 14 will be inserted as follows:

"Article 14 - Chairman of the Board of Directors"

1) The Board of Directors shall choose one of its members to be Chairman, who shall be appointed for a term of office not exceeding his term of office as director. The Chairman, who must be an individual, may be re-appointed.

The Chairman may not remain in office beyond the first Annual Shareholders' Meeting held after he reaches the age of seventy-five.

2) The Chairman of the Board of Directors is the Chairman of the Company. He shall represent the Board of Directors and fix the agenda for its meetings. He shall organize and manage the work carried out by the Board and report to General Shareholders' Meetings thereon. He shall also oversee the Company's management bodies and ensure that the directors are in a position to carry out their functions.

3) When the Chairman of the Board of Directors is also responsible for the Company's General Management, he shall be subject to all laws and regulations applicable to the Chief Executive Officer.

- A new article 15 will be inserted as follows:

"Article 15 - Basis of the Company's General Management"

1) The Chief Executive Officer is responsible for the General Management of the Company. This position may either be held by the Chairman, in which case he shall hold the title of Chairman and Chief Executive Officer, or by another person appointed by the Board of Directors.

2) The Board of Directors shall choose one of the two possible methods for the Company's General Management. A majority of two-thirds of the directors is required and the issue must be contained in the agenda of the applicable Board Meeting.

3) If the positions of Chairman and Chief Executive Officer are held by different people, it is not compulsory for the Chief Executive Officer to be a director. In such a case he shall be appointed for a period fixed by the Board of Directors. If, however, the Chief Executive officer is a director, he shall be appointed for a period which may not exceed his term of office as director. In both cases, the Chief Executive Officer may not be over seventy five years of age.

4) The Chairman and Chief Executive Officer, or the Chief Executive Officer, as applicable, shall have the broadest powers to act in the name of the Company in all circumstances. These powers shall be exercised subject to the limits of the corporate purpose and subject to the powers expressly granted by law to the General Shareholders' Meeting or the Board of Directors. He shall represent the Company in its dealings with third parties."

- A new article 16 will be inserted as follows:

"Article 16 - Board of Directors - Rules of Procedure"

"The Board of Directors shall draft rules setting out the terms and conditions according to which the Board of Directors, the Chairman and the Chief Executive Officer perform their roles and responsibilities, in accordance with the law, applicable regulations and these bylaws. These rules shall also set down operating regulations for the Committees created by the Board of Directors and explain how the different roles and responsibilities are allocated between all of these persons and bodies."

- As a result of these amendments the former article 13 will be deleted and the former articles 14, 15, 16, 17, 18 and 19 will become respectively articles 17, 18, 19, 20, 21, and 22.

Twenty-second resolution

Powers to carry out formalities

The General Shareholders' Meeting authorizes the bearer of a copy or extract of the minutes of this meeting to execute all filing, publication and other formalities required under French law.

OTHER INFORMATION

Company name and head office

Name: Cap Gemini

Head office: 11, rue de Tilsitt, 75017 Paris

Legal form and governing law

"Société anonyme" governed by the French Companies Act of July 24, 1966 and Decree no. 67-236 of March 23, 1967.

Date of incorporation and term
The Company was incorporated on September 17, 1984. It was registered on October 4, 1984.

The Company was set up for a period of ninety nine years from the date of its registration. It may be wound up in advance or its term extended by decision of the Extraordinary Shareholders' Meeting.

Corporate purpose (article 3 of the bylaws)

The Company's purpose is to assist companies in France and abroad to manage and develop their businesses by providing them with the benefit of its knowledge of their industry, its know-how in the area of business process engineering and re-engineering, and its expertise in the area of information technologies.

To fulfil this purpose, the Company carries out on behalf of customers, either directly or through its subsidiaries or affiliates, one or other of the following activities, on an individual or integrated basis:

1. Management consulting

Working closely with customers, the Company assists in transforming companies by helping them to redefine or redirect their strategy, change their product and service lines, re-engineer their structures and business processes, restore staff motivation and achieve other changes. To this end, the Company uses all the possibilities offered by the latest information technologies wherever appropriate.

2. Information systems development

The Company designs and installs information systems. Its services include the development of customized software, the installation of market or internally-developed software applications, the integration of systems incorporating hardware, communication systems, customized software, software packages and other components. The Company also supports customers' IT projects by providing consulting, project management, training and assistance services.

3. Outsourcing

The Company manages all or part of its customers' IT resources on their behalf. Where requested by customers, the Company may perform all or part of this service using its own hardware, telecommunications systems and other equipment.

The Company may also manage the IT-based services offered to its customers' own clientele. In addition, it may work in partnership with customers within a structure conducting all or some of these activities.

In order to fulfil its corporate purpose, the Company may decide to:

- create specialist subsidiaries or acquire interests in the capital of other companies and manage their business in exchange for a fee. Management services include the provision of technical, marketing, legal and financial assistance, promotion of a common image, organization of financial structures, assistance in negotiations to help these companies to win new contracts, training, research and development support, etc.,
- invest and manage the Company's available funds, make cash advances, and give any and all guarantees or collateral on behalf of subsidiaries and affiliates,
- obtain or acquire and use any and all patents and manufacturing processes and sell, contribute or license any such patents and processes.

In broader terms, the Company's purpose is to carry out any and all commercial, industrial, securities, real estate or financial transactions related directly or indirectly to any of the above purposes or any similar or associated purpose or which are likely to facilitate the fulfillment or furtherance of said purposes.

Incorporation details

330 703 844 RCS Paris

APE Code: 741 J

Consultation of legal documents

Documents relating to the Company, including the bylaws, the financial statements, the reports of the Board of Directors (or the Directoire, from May 24, 1996 through May 23, 2000) to the General Shareholders' Meetings and the Statutory Auditors' reports are available for consultation at the Company's head office at 11, rue de Tilsitt, -75017 Paris

Fiscal year

The Company's fiscal year commences on January 1 and ends on December 31.

Appropriation and distribution of earnings

The General Shareholders' Meeting has sole discretionary powers to decide the appropriation of distributable income, as defined by French company law. Consequently, the General Shareholders' Meeting may decide to appropriate all or part of distributable earnings to revenue reserves, special reserves or retained earnings, or to distribute all or part of the amount to shareholders.

The General Shareholders' Meeting shall also decide the terms and conditions of payment of dividends. In particular, shareholders may be offered a stock dividend alternative, in which case the related dividends will be paid in the form of new shares credited as fully paid, issued in compliance with the provisions of the applicable laws and regulations. The above provisions also apply to the distribution of interim dividends, subject to compliance with French company law.

In addition, the General Shareholders' Meeting may decide to distribute a dividend out of distributable reserves, subject to compliance with French company law.

General Shareholders' Meetings

Shareholders may participate in general meetings in person, by proxy or by casting a postal vote, subject to submitting evidence of their identity and their title to the shares – which may be held in either registered or bearer form – to the address indicated in the notice of meeting. This formality must be completed at least five days prior to the date of the Meeting.

If shareholders attend general meetings in person, any proxies given by them to third parties or any votes cast by post will be canceled.

To be taken into account, postal votes must be received by the Company at least three days prior to the date of the Meeting.

Where a shareholder has given proxy to a third party and has also sent in a postal voting form, if there is any difference in the two votes, the postal vote will be taken into account and the proxy ignored.

Disclosure thresholds

The bylaws do not currently provide for any disclosure thresholds other than those provided for by French company law.

The Extraordinary Shareholders' Meeting of April 25, 2002 will be asked to add to the Company's bylaws a specific requirement for shareholders to notify the Company if they hold a percentage of the capital or voting rights representing less than the 1/20th interest required to be disclosed by law. Under the new clause of the bylaws, shareholders would be required to notify the Company if their interest in the Company's capital or voting rights is increased to above (or reduced to below) 1% or any multiple thereof. In the case of failure to comply with these disclosure rules, at the request of one or several shareholders with combined holdings representing at least 1% of the Company's capital or voting rights, the undisclosed shares will be stripped of voting rights. Said sanction shall apply for all General Shareholders' Meetings for a period of two years from the date on which the failure to disclose is rectified. Said request and the decision of the General Shareholders' Meeting must be recorded in the minutes of the Meeting.

Shareholder identification

The Company is authorized to obtain details of identifiable holders of bearer shares.

The Extraordinary Shareholders' Meeting of April 25, 2002 will be asked to add a new article to the Company's bylaws according to which the Company may request from the share transaction clearing organization, the name, address, nationality and year of birth for an individual or the name, address and date of registration for a Company, of any holders of shares and securities convertible, exchangeable, redeemable or otherwise exercisable for shares carrying voting rights at General Shareholders' Meetings. The Company may also obtain details of how many shares are held by each shareholder and any applicable restrictions on said shares.

Voting rights

The voting right attached to shares is proportionate to the capital represented by the shares. All shares have the same par value and they therefore all carry one voting right.
No shares carry more than one voting right.

Changes in share capital and related rights

Changes in the capital or the rights attached to shares may be carried out subject to compliance with French company law and the specific provisions of the bylaws, summarized below.

Share capital

As of December 31, 2001, the Company's capital amounted to € 1,001,954,048, represented by 125,244,256 common shares with a par value of € 8, all fully paid-up.

The potential number of shares to be created on exercise of options outstanding as of December 31, 2001 amounted to 10,463,754:

- if all of these options were exercised at December 31, 2001 - irrespective of whether the exercise price is higher than the market price - the dilutive effect would be 7.71%.

- including only the 5,193,729 "in-the-money" options, i.e. those whose exercise price is less than or equal to the average Cap Gemini share price during first quarter 2002 (€ 81) and whatever the exercise date, on the basis of the number of shares at December 31, 2001, the dilutive effect would be 3.98%.

Shares may be issued in either registered or bearer form, at shareholders' discretion.

Authorized, unissued capital

The Extraordinary Shareholders' Meeting of May 16, 2001 authorized the Board of Directors to issue various types of shares and share equivalents (see table below):

Type of securities (1)	Amount (in euros)	Date	Expiry date of authorization
Common shares with PSR	1.5 billion (par value)	05/16/2001	05/16/2006
Common shares paid up by capitalizing retained earnings, income or additional Paid-in capital	1.5 billion (par value)	05/16/2001	05/16/2006
Common shares without PSR	1.5 billion (par value)	05/16/2001	05/16/2004
Debentures	1.5 billion	05/16/2001	04/16/2006
Convertible debentures without PSR	3 billion (debentures)	05/16/2001	05/16/2003
Convertible debentures with PSR	3 billion (debentures)	05/16/2001	05/16/2003
Debentures with equity warrants without PSR	3 billion (debentures) 400 million (par value of shares)	05/16/2001	05/16/2003
Debentures with equity warrants with PSR	3 billion (debentures) 400 million (par value of shares)	05/16/2001	05/16/2003
Equity warrants without PSR	400 million (par value of shares)	05/16/2001	05/16/2002
Equity warrants with PSR	400 million (par value of shares)	05/16/2001	05/16/2002
Hybrid securities without PSR	400 million (shares with warrants) 3 billion (securities other than convertible debentures and debentures with equity warrants) and 400 million (shares in secondary issue).	05/16/2001	period prescribed by law
Hybrid securities with PSR	400 million (shares with warrants) 3 billion (securities other than convertible debentures and debentures with equity warrants) and 400 million (shares in secondary issue).	05/16/2001	period prescribed by law

(1) securities issued pursuant to these authorizations may not have the effect of increasing the share capital to more than € 1.5 billion.

PSR: pre-emptive subscription rights

In the case of the issuance of securities without pre-emptive subscription rights, shareholders may be given a priority right to subscribe for the securities for a period and on terms to be determined by the Board of Directors.
If shareholders at the Extraordinary Shareholders' Meeting of April 25, 2002, approve the related resolutions, the Board of Directors will be authorized to issue various types of shares and share equivalents (see table below):

Type of securities (1)	Amount (in euros)	Date of authorization	Expiry date
Equity warrants without PSR	400 million (par value of shares)	04/25/2002	04/25/2003
Equity warrants with PSR	400 million (par value of shares)	04/25/2002	04/25/2003
Hybrid securities without PSR	400 million (shares with warrants) 3 billion (securities other than convertible debentures and debentures with equity warrants) and 400 million (shares in secondary issue).	04/25/2002	period prescribed by law
Hybrid securities with PSR	400 million (shares with warrants) 3 billion (securities other than convertible debentures and debentures with equity warrants) and 400 million (shares in secondary issue).	04/25/2002	period prescribed by law

(1) securities issued pursuant to these authorizations may not have the effect of increasing the share capital to more than € 1.5 billion.

PSR: pre-emptive subscription rights

In the case of the issuance of securities without pre-emptive subscription rights, shareholders may be given a priority right to subscribe for the securities for a period and on terms to be determined by the Board of Directors.

Share equivalents

Stock options

The Board of Directors was authorized by the June 3, 1993 and the May 23, 2000 Annual Shareholders' Meetings, and the Directoire by the Annual Shareholders' Meeting of May 24, 1996 to set up one or several employee stock option plans over a five-year period.

Details of the three stock option plans in force at December 31, 2001 are summarized in the table below:

	1993 Plan	1996 Plan	2000 Plan	
Date of Shareholders' Meeting	June 3, 1993	May 24, 1996	May 23, 2000	
Total number of options available for grant	4,000,000	6,000,000	12,000,000	
Beginning of exercise period	July 1, 1993	July 1, 1996	September 1, 2000	October 1, 2001
Exercise period	6 years	6 years	6 years	5 years
Exercise price as a % of average quoted market price for the 20 trading days preceding the date of grant	95%	80%	80%	100%
Exercise price per share in €				
. Low	18.65	22.79	139.00	60.00
. High	28.61	178.00	161.00	60.00
Number of shares subscribed As of December 31, 2001	3,313,033	1,169,359	-	-
Potential number of shares to be created on exercise of options outstanding as of December 31, 2001	238,950	(1) 4,117,169	(2) 2,712,635	3,395,000
Of which options held by four of the eleven members of the Board of Directors	3,090	170,000	-	15,000

(1) i.e. 50,944 shares at a price of € 22.79, 571,241 shares at a price of € 29.31, 388,652 shares at a price of € 39.52, 548,942 shares at a price of € 56.98, 521,515 shares at a price of € 87.96, 11,250 shares at a price of € 121.81, 213,200 shares at a price of € 114, 499,625 shares at a price of € 118, 528,800 shares at a price of € 178, 425,000 shares at a price of € 161 and 358,000 shares at a price of € 144.
(2) i.e. 1,460,535 shares at a price of € 161, 1,252,100 shares at a price of € 139.

In the event of an authorized tender offer to acquire the Company's shares and other securities giving access to the Company's capital or voting rights, all outstanding stock options would become immediately exercisable.

Stock options granted to and exercised by directors of Cap Gemini S.A. during the year were as follows:

	Number of options granted/shares subscribed	Exercise price (in euros)	Expiry of exercise period	Plan
Options granted to Directors during the year				
Terry Ozan	15,000	60.00	September 30, 2006	Plan 5
Options exercised by Directors during the year				
Paul Hermelin	15,450	18.65		Plan 3
	3,090	23.53		Plan 4
Pierre Hessler	21,630	18.65		Plan 3
	8,034	23.53		Plan 4
Michel Jalabert	6,180	18.65		Plan 3
Geoff Unwin	72,100	18.65		Plan 3
	26,780	23.53		Plan 4

Serge Kampf does not currently hold, and has never been granted any stock options.

Stock options granted by Cap Gemini SA and exercised by the top ten employees (non director) are:

	Number of options granted/shares subscribed	Weighted average exercise price (in euros)	Plan
Options granted to the top ten employee grantees during the year, by the Company and other Group companies entitled to grant options.	226,000	85.87	Plan 5
Options exercised during the year by the top ten employee grantees of the Company and other Group companies entitled to grant options	215,124	21.32	Plans 3-4

No other securities are outstanding that are convertible, exercisable, redeemable or otherwise exchangeable for Company shares.

Changes in capital

	Number of shares	Share capital (in euros)	Additional paid-in capital (in euros)
As of January 1, 1997	***60,356,666***	***368,052,577***	***690,221,391***
Issuance of shares for cash:			
- shares issued upon exercise of stock options	842,043	5,134,745	14,211,730
- shares issued upon conversion of debentures	168	1,024	10,104
As of December 31, 1997	***61,198,877***	***373,188,346***	***704,443,224***
Gemini consulting holding SA merger	–	–	20,056
Issuance of shares for cash:			
- issuance of 6,823,741 shares at FRF 550 (€ 83.85)	6,823,741	41,610,904	530,539,031
Share issuance costs charged against the premium	–	–	(11,181,879)
- shares issued upon exercise of stock options	1,108,040	6,756,784	18,208,188
As of December 31, 1998	***69,130,658***	***421,556,035***	***1,242,028,620***
Issuance of shares:			
- by conversion of the share capital from French francs into euro and rounding up of the par value of the shares to € 8.0	–	131,489,229	(131,489,229)
- upon public tender offer for minority interests in Cap Gemini NV	7,304,001	58,432,008	944,261,249
Share issuance costs charged against the premium	–	–	(5,647,677)
Issuance of shares for cash:			
- shares issued upon exercise of stock options	1,510,449	12,083,592	26,225,526
As of December 31, 1999	***77,945,108***	***623,560,864***	***2,075,378,489***
Issuance of shares:			
- shares issued in payment for the contribution of Ernst & Young's consulting business	42,737,107	341,896,856	9,060,266,684
Share issuance costs charged against the premium	–	–	(53,147,828)
Issuance of shares for cash:			
- shares issued to Cisco	2,597,764	20,782,112	680,614,168
Share issuance costs charged against the premium	–	–	(2,254,552)
- shares issued upon exercise of stock options	1,025,565	8,204,520	23,340,953
As of December 31, 2000	***124,305,544***	***994,444,352***	***11,784,197,914***
Capital reduction:			
- by cancellation of shares returned by former Ernst & Young partners who have left the Group.	(208,370)	(1,666,960)	(34,278,002)
Issuance of shares for cash:			
- shares issued upon exercise of stock options	1,147,082	9,176,656	21,368,417
As of December 31, 2001	***125,244,256***	***1,001,954,048***	***11,771,288,329***

No material changes in capital have occurred between December 31, 2001 and April 10, 2002.

Current ownership structure

The current ownership structure is presented on page 10. All shares carry one voting right.
In accordance with the agreements entered into between Cap Gemini and Ernst & Young in connection with the acquisition of Ernst & Young's consulting business which was completed on May 23, 2000, 237,352 Cap Gemini shares had been returned to the Company between April 1, 2001 and March 14, 2002 by people who became employees of the Cap Gemini Ernst & Young Group and then left the Group. In accordance with French company law, these shares are stripped of their rights.

As of December 31, 2001, there were 1, 545 holders of registered shares.

As of December 31, 2001 CGIP held over 10% of the Company's capital and voting rights, directly or indirectly, and Serge Kampf held over 5% of the capital and voting rights. As far as the Company is aware, no other shareholder held over 5% of the Company's capital.

Shares held by members of the Board of Directors represent less than 10% of the Company's capital.

Changes in ownership structure over the last three years

In July 1999, CGIP launched a simplified public offer to exchange the Cap Gemini shares held in its portfolio for CGIP shares. Following this transaction, CGIP still held over 20% of the Company's capital.

In August 1999, the Company issued 7,304,001 new shares in exchange for the Cap Gemini NV shares tendered to the offer made by Cap Gemini in June 1999 for all the Cap Gemini NV shares not already held by the Company. The share issue was described in an information memorandum approved by the Commission des Opérations de Bourse on June 24, 1999 under visa no. 99-876.

On May 23, 2000, the Company issued 42,737,107 shares in payment of the contribution of Ernst & Young's consulting business.

In October 2000, the Company issued 2,597,764 shares to Cisco Systems Inc.

In 2001, the Company issued 1,147,082 new shares upon the exercise of stock options granted to group employees in prior years.

Ownership structure at December 31, 1999, 2000 and 2001

	CGIP	S. Kampf	Public(1)
December 31, 1999	20% (2)	12% (2)	68%
December 31, 2000	12.7% (3)	5.2% (3) (4)	82.1%
December 31, 2001	11.6%	5.2%	83.2%

(1) Including capital held by managers, particularly those who have exercised stock options in the past and retained their shares, as well as shares received in May 2000 by former Ernst & Young Consulting partners who became Group employees after the acquisition of the Ernst & Young consulting businesses.
(2) after the August 1999 share issue in connection with the tender offer for minority interests in Cap Gemini N.V.
(3) after the two share capital increases regarding Ernst & Young (May 2000) and Cisco (November 2000).
(4) after the sale in January 2000 (at the price agreed in January 1996) of around 2,000,000 shares to 200 managers of the Group.

At December 31, 2001, the Company held 23,654 shares returned by the former partners of Ernst & Young who left the Group.

Shareholders' agreements

The shareholders' agreements entered into between Cap Gemini and the contributors of Ernst & Young's consulting businesses (both "consulting" and "non-consulting" partners and entities) were published by the French Conseil des Marchés Financiers (CMF) on May 3, 2000 under reference no. 200C0662. These agreements set out the conditions under which all or some of the 42,737,107 new Cap Gemini shares issued in payment for the contributions made by Ernst & Young would be sold in a gradual and controlled manner over a five-year period ending in mid-2005, in order to avoid any adverse effect on the market price of Cap Gemini shares.

The Conseil des Marchés Financiers considered that the agreements between Cap Gemini and a) the partners and entities of the Ernst & Young network and b) the former partners of Ernst & Young who had become employees of Cap Gemini Ernst & Young, did not constitute an action in concert by the signatories thereto.

The terms and conditions of disposal of Cap Gemini shares were made more flexible by an amendment to the agreements published by the CMF on April 10, 2001 under reference no. 201C0384. This amendment modified both the volume and timetable of share disposals, but retained the original controlled sale procedure in order to minimize the effects on the share price. The amendment provided for the implementation of a procedure to regularly ask shareholders whether they intend to sell their Cap Gemini shares and created a shareholders' committee to decide when sales should be initiated, as well as the terms and conditions thereof. According to the amendment, Cap Gemini is responsible for coordinating the preparation and initiation of sales in relation to these Cap Gemini shares. These amendments do not have any effect on the provisions of the original agreements concerning the lifting of lock-up conditions.

Board and Managing Directors

The Board of Directors

The eleven current members of the Board of Directors were elected by the Ordinary Shareholders' Meeting of May 23, 2000 for a period of six years. The Board met six times during 2001, with a meeting attendance rate of 98.5%.

The members are:

Serge KAMPF, Chairman	Ruud van OMMEREN
Ernest-Antoine SEILLIÈRE, Vice-Chairman	Terry OZAN
Christian BLANC	Bruno ROGER
Paul HERMELIN	Geoff UNWIN
Pierre HESSLER	Guy de WOUTERS
Michel JALABERT	

The Ordinary Shareholders' Meeting of May 23, 2000 also elected two non-voting directors: Chris van Breugel and Phil Lasawy.

List of Directorships and other functions held by the eleven members of the Board of Directors **during 2001:**

Serge KAMPF

France

Chairman of:	CAP GEMINI SA CAP GEMINI SERVICE SA CAP SOGETI SA CAP SOGETI.COM SA
Director of:	CAP GEMINI TELECOM SA CAP GEMINI GOUVIEUX SA CAP GEMINI FRANCE SA CAP SOGETI FRANCE SA
Permanent representative of CAP GEMINI SA on the Board of Directors of:	CAP GEMINI ERNST & YOUNG UNIVERSITE SA
Member of the Supervisory Board of:	AVENTIS SA

Outside France

Chairman of:	CAP GEMINI ERNST & YOUNG (SUISSE) SA
Managing Director of:	CAP GEMINI EUROPE BV CAP GEMINI BENELUX BV
Director of:	CAP GEMINI AMERICA INC. (USA) CGA TRANSMILLENNIUM, INC. (USA) CAP GEMINI ERNST & YOUNG UK, PLC

Ernest-Antoine SEILLIÈRE

France

Chairman of the Board of Directors of:	MARINE-WENDEL COMPAGNIE GENERALE D'INDUSTRIE ET DE PARTICIPATIONS - CGIP
Vice-Chairman of the Board of Directors of:	CAP GEMINI SA
Vice-Chairman of the Supervisory Board of:	BIOMERIEUX PIERRE FABRE SA - BMPF
Director of:	SOCIETE GENERALE SOCIETE LORRAINE DE PARTICIPATIONS SIDERURGIQUES - SLPS SOFISAMC
Member of the Supervisory Board of:	HERMES INTERNATIONAL (S.C.A.) PEUGEOT SA VALEO
Permanent representative of SOFISERVICE on the Supervisory Board of:	BUREAU VERITAS
Permanent representative of COMPAGNIE FINANCIERE DE LA TRINITE on the Board of Directors of:	STALLERGENES

Outside France

Chairman of the Supervisory Board of:	TRADER.COM N.V.
Member of the Supervisory Board of:	ORANGE-NASSAU GROEP BV
Director of:	CAP GEMINI AMERICA, INC. (USA) CGA TRANSMILLENNIUM, INC. (USA)

Christian BLANC
France

Chairman of:	MERRILL LYNCH FRANCE SA
Member of the Board of Directors of:	CAP GEMINI CARREFOUR COFACE JC. DECAUX THOMSON Multimedia

Paul HERMELIN
France

Chairman and CEO of:	CAP GEMINI ERNST & YOUNG FRANCE SA CAP GEMINI FRANCE SA
Group Managing Director and Director of:	CAP GEMINI SA
Director of:	CAP GEMINI TELECOM SA CAP GEMINI TELECOM MEDIA & NETWORKS FRANCE SA GEMINI TELECOM & MEDIA FRANCE SA CAP GEMINI ERNST & YOUNG UNIVERSITE SA CAP GEMINI SERVICE SA CAP SOGETI SA CAP SOGETI.COM SA CAP GEMINI GOUVIEUX SA CAP SOGETI FRANCE SA
Permanent representative of Cap Gemini SA on the Board of Directors of:	GEMINI CONSULTING SA

Outside France

Director of:	CAP GEMINI AMERICA, INC. (USA) CGA TRANSMILLENNIUM, INC. (USA) CGS HOLDINGS LTD (UK) CAP GEMINI ERNST & YOUNG UK PLC CAP GEMINI ERNST & YOUNG SVERIGE AB CAP GEMINI ERNST & YOUNG NEDERLAND BV CAP GEMINI ERNST & YOUNG BELGIUM CAP GEMINI ERNST & YOUNG LUXEMBOURG CGEY ITALIA CAP GEMINI ERNST & YOUNG ITALIA CAP GEMINI ERNST & YOUNG ESPANA CAP GEMINI ESPANA CAP GEMINI TELECOM MEDIA & NETWORKS ESPANA CAP GEMINI ESPANA HOLDING ERNST & YOUNG CONSULTORES (PORTUGAL) CAP GEMINI ERNST & YOUNG PORTUGAL CAP GEMINI ERNST & YOUNG Sdn Bhd (MALAYSIA) CAP GEMINI ERNST & YOUNG JAPAN KK CAP GEMINI ERNST & YOUNG CONSULTING INDIA Pvt Ltd CAP GEMINI ERNST & YOUNG AUSTRALIA Pty Ltd CAP GEMINI ERNST & YOUNG NEW ZEALAND Ltd
Member of the Supervisory Board of:	CAP GEMINI N.V CAP GEMINI ERNST & YOUNG DEUTSCHLAND HOLDING GmbH

Pierre HESSLER
France

Group Managing Director and Director of:	CAP GEMINI SA
Director of:	CAP GEMINI SERVICE SA CAP GEMINI TELECOM SA CAP GEMINI TELECOM MEDIA & NETWORKS FRANCE SA GEMINI TELECOM & MEDIA FRANCE SA CAP SOGETI SA CAP SOGETI.COM SA CAP GEMINI GOUVIEUX SA CAP GEMINI FRANCE SA
Permanent representative of CAP GEMINI SERVICE SA on the Board of Directors of:	CAP GEMINI ERNST & YOUNG UNIVERSITE SA

Outside France

Chairman of the Supervisory Board of:	CAP GEMINI ERNST & YOUNG DEUTSCHLAND HOLDING GmbH
Vice-Chairman of:	CAP GEMINI ERNST & YOUNG AUSTRIA
Director of:	CAP GEMINI ERNST & YOUNG U.K., PLC GEMINI CONSULTING LTD (UK) CAP GEMINI ERNST & YOUNG AB (SWEDEN) CAP GEMINI ERNST & YOUNG SWEDEN AB CAP GEMINI ERNST & YOUNG FINLAND OY GEMINI CONSULTING NORGE AS CAP GEMINI ERNST & YOUNG NORGE AS CAP GEMINI POLSKA SP. Z.O.O. CAP GEMINI ESPANA HOLDING GEMINI CONSULTING SA (PORTUGAL) GEMINI CONSULTING (JAPAN) INC
Member of the Supervisory Board of:	CAP GEMINI N.V.

Michel JALABERT
France

Director of:	CAP GEMINI SA

Ruud VAN OMMEREN
France

Director of:	CAP GEMINI SA

Outside France

Chairman of the Supervisory Board of:	CAP GEMINI N.V. GAK ONROEREND GOED V.O.F. DELFTS INSTRUMENTS N.V.
Member of the Supervisory Board of:	ANWB KONINKLIJKE GROLSCH N.V. GTI N.V. WILLEM VAN RIJN B.V.

Terry OZAN

France

Group Managing Director and Director of:	CAP GEMINI SA

Outside France

Chairman of:	CAP GEMINI ERNST & YOUNG MEXICO, S. de R.L. de C.V.
Director of:	CGEY HOLDING INC. CAP GEMINI ERNST & YOUNG U.S. LLC CAP GEMINI ERNST & YOUNG US HOLDINGS LLC CAP GEMINI TELECOM MEDIA & NETWORKS US, INC. CAP GEMINI ERNST & YOUNG CANADA INC. CAP GEMINI ERNST & YOUNG U.S.A. CONSULTING COMPANY (CANADA) NB INC. (CANADA) NOVA SCOTIA LTD (CANADA) CAP GEMINI TELECOM MEDIA & NETWORKS UK CAP GEMINI TELECOM MEDIA & NETWORKS NEDERLAND CAP GEMINI ERNST& YOUNG U.S. CONSULTING B.V. CAP GEMINI TELECOM MEDIA & NETWORKS SWEDEN KANISA CORPORATION

Bruno ROGER

France

Senior Manager of:	LAZARD, PARIS
Chairman and CEO of:	EURAZEO
Vice-Chairman and CEO of:	EURAFRANCE
Director of:	CAP GEMINI SA COMPAGNIE DE SAINT-GOBAIN THALES
Member of the Supervisory Board of:	AXA PINAULT PRINTEMPS REDOUTE

Outside France

Member of the Executive Committee of :	LAZARD
Director of:	SOFINA (BELGIQUE)

Geoff UNWIN

France

Chief Executive Officer of:	CAP GEMINI SA
Chief Executive Officer of:	CAP GEMINI SERVICE SA
Director of:	CAP GEMINI TELECOM SA CAP SOGETI SA CAP SOGETI.COM SA GEMINI TELECOM & MEDIA FRANCE SA CAP GEMINI FRANCE SA

Outside France

Chairman of:	CAP GEMINI ERNST & YOUNG HOLDING, INC. (USA) CAP GEMINI ERNST & YOUNG US LLC (USA) CAP GEMINI AMERICA, INC (USA) CGA TRANSMILLENIUM, INC (USA) CAP GEMINI ERNST & YOUNG CANADA, INC. CAP GEMINI ERNST & YOUNG MEXICO Sde RL de CV CGS HOLDINGS Ltd (UK) CAP GEMINI ERNST & YOUNG UK, PLC CAP GEMINI ERNST & YOUNG UK LTD CAP GEMINI ERNST & YOUNG IRELAND Ltd CAP GEMINI AB (SUEDE) CAP GEMINI ERNST & YOUNG SINGAPORE FSI Pte Ltd CAP GEMINI ERNST & YOUNG SINGAPORE CONSULTANTS Pte Ltd CAP GEMINI ERNST & YOUNG HONG-KONG Ltd CAP GEMINI ERNST & YOUNG MALAYSIA Sdn Bhd
Director of:	CAP GEMINI ERNST & YOUNG USA CONSULTING COMPANY (CANADA) NB INC. (CANADA) NOVA SCOTIA Ltd (CANADA) CAP GEMINI ERNST & YOUNG US CONSULTING BV CAP GEMINI ASIA PACIFIC Pte Ltd GEMINI CONSULTING (JAPAN) INC. CAP GEMINI TAIWAN CAP GEMINI ERNST & YOUNG KOREA CAP GEMINI ERNST & YOUNG JAPAN KK CAP GEMINI ERNST & YOUNG AUSTRALIA Ltd CAP GEMINI ERNST & YOUNG NEW ZEALAND Ltd CAP GEMINI ERNST & YOUNG CONSULTING INDIA Pvt Ltd CAP GEMINI TELECOM MEDIA & NETWORKS US, INC. CAP GEMINI TELECOM MEDIA & NETWORKS UK CAP GEMINI TELECOM MEDIA & NETWORKS SINGAPORE UNITED BUSINESS MEDIA, PLC (UK)
Member of the Supervisory Board of:	CAP GEMINI N.V.

Guy de WOUTERS

France

Chairman of the Board of Directors of:	COMPAGNIE FINANCIERE DE LA TRINITE
Chairman of the Board of Directors of:	ALPHA ASSOCIES
Chairman of the Board of Directors of:	ALPHA VENTURES
Director of:	CAP GEMINI EUROTUNNEL GIP SA MARINE-WENDEL

Outside France

Chairman of the Supervisory Board of:	ORANGE-NASSAU GROEP B.V.

Non-voting Directors ("Censeurs")

The Ordinary Shareholders' Meeting of May 23, 2000 also elected two non-voting Directors for a period of six years:

- Chris van Breugel
- Phil Laskawy
  Chairman and Chief Executive Officer of Ernst & Young LLP and Ernst & Young US LLP.

Committees

The Board of Directors has created three specialized committees:

- **Strategy and Investments Committee** (five members)
  Chairman: Ernest-Antoine Seillière
  Members: Christian Blanc, Chris van Breugel, Terry Ozan, Geoff Unwin
- **Audit Committee** (four members)
  Chairman: Bruno Roger
  Members: Pierre Hessler, Michel Jalabert, Guy de Wouters
- **Selection and Compensation Committee** (four members)
  Chairman: Serge Kampf
  Members: Paul Hermelin, Phil Laskawy, Ruud van Ommeren

Directors' interests

Compensation of Directors

The total compensation paid by the Company and other Group companies to the five managing directors in 2001 is analyzed as follows:

(in euros)	**Total gross compensation**
Serge Kampf	683,426
Paul Hermelin	875,511
Pierre Hessler	501,159
Terry Ozan	2,060,626
Geoff Unwin	1,222,324

1 euro = 0.8813 US dollar   1 euro = 0.6085 pound sterling

Half of the variable portion of these managing directors' compensation is based on Group performance (growth, operating income) and half on the attainment of personal objectives.

Total fees paid by the Company and other Group companies to the eleven members of the Board of Directors were as follows in 2001:

(en euros)	Amount
Serge KAMPF	41,900
Ernest-Antoine SEILLIÈRE	61,900
Christian BLANC	21,900
Paul HERMELIN	21,900
Pierre HESSLER	21,900
Michel JALABERT	16,900
Ruud van OMMEREN	48,188
Terry OZAN	12,675
Bruno ROGER	41,900
Geoff UNWIN	14,550
Guy de WOUTERS	16,425

1 euro = 2.2037 Dutch guilder

These amounts include compensation for their duties as members of the three committees of the Board of Directors.

Stock options

Information concerning stock options granted to and exercised by directors of Cap Gemini S.A. during the year is provided on page 79.

Regulated agreements

As of December 31, 2001, no specific agreements had been entered into other than those mentioned in the Statutory Auditors' special report.

Loans or guarantees given to directors of the Company

None

Employee profit-sharing and incentive plans

Profit-sharing and incentive plan agreements

All the French companies in the Group have signed profit-sharing agreements in accordance with French law.

Stock options

Information concerning stock options granted by Cap Gemini SA and exercised by the top ten employees (non director) is provided on page 79.

Persons responsible for the audit of the accounts

Statutory Auditors

- CONSTANTIN ASSOCIES
  26, rue de Marignan, 75008 PARIS,
  represented by L. Lévesque
  First appointed at the Ordinary Shareholders' Meeting of May 16, 1990.
  Current term: expiring at the close of the Ordinary Shareholders' Meeting to be called to approve the 2001 financial statements.

- COOPERS & LYBRAND AUDIT, member of PricewaterhouseCoopers
  32, rue Guersant, 75017 PARIS,
  represented by B Rascle
  First appointed at the Ordinary Shareholders' Meeting of May 24, 1996.
  Current term: expiring at the close of the Ordinary Shareholders' Meeting to be called to approve the 2001 financial statements.

Substitute Auditors

- Mr Jean-Claude SAUCE
  114, rue Marius Aufan, 92300 LEVALLOIS-PERRET,
  Substitute for CONSTANTIN ASSOCIES
  Term renewed by the Ordinary Shareholders' Meeting of May 24, 1996.
  Term expiring at the close of the Ordinary Shareholders' Meeting to be called to approve the 2001 financial statements.

- Mr Pierre-Bernard ANGLADE
  32, rue Guersant, 75017 PARIS,
  Substitute for COOPERS & LYBRAND AUDIT,
  appointed at the Ordinary Shareholders' Meeting of May 24, 1996.
  Term expiring at the close of the Ordinary Shareholders' Meeting to be called to approve the 2001 financial statements.

At the Extraordinary Shareholders' Meeting to be held on April 25, 2002, shareholders will be invited to:

- renew the term of office as Statutory Auditors of Coopers & Lybrand Audit
- appoint KMPG S.A. as new Statutory Auditors to replace Constantin Associés
- appoint Mr Yves Nicolas as substitute for Coopers & Lybrand Audit
- appoint Mr Guillaume Livet as substitute for KPMG S.A.

Person responsible for information

Frédéric LEMOINE
Group Vice President in charge of Finance
11, rue de Tilsitt, 75017 Paris
Tel: +33 (1) 47.54.50.00

2002 provisional financial calendar

Quarterly revenue announcements:
- 1st quarter 2002 (January to March): April 25, 2002
- 2nd quarter 2002 (April to June): August 14, 2002
- 3rd quarter 2002 (July to September): November 15, 2002
- 4th quarter 2002 (October to December): February 14, 2003

2002 first half results: August 8, 2002.

Statement by the person responsible for the reference document

"To the best of my knowledge, the information contained in this Reference Document is correct. It includes all the information required by investors to form an opinion concerning the assets and liabilities, business, financial position, results and outlook of the Company and no information has been omitted that would be likely to alter an investor's opinion"

Serge Kampf
Executive Chairman

Statement by the auditors

In our capacity as statutory auditors of Cap Gemini SA and as required by Commission des Opérations de Bourse regulation COB 98-01, we have examined in accordance with French professional standards the information about the financial position and the historical accounts included in this "reference document".

This "reference document" is the responsibility of Serge Kampf, Executive Chairman of Cap Gemini SA. Our responsibility is to express an opinion on the fairness of the information about the financial position and the accounts contained in this "reference document".

Our procedures, which were performed in accordance with French professional standards, consisted of assessing the fairness of the information about the financial position and the accounts and verifying that this information agrees with the audited financial statements, reading the other information contained in the "reference document" in order to identify any material inconsistencies with the information about the financial position and the accounts, and reporting any manifestly incorrect information that came to our attention, based on our overall knowledge of the Company, as acquired during our audit. When reading the forward looking information determined according to a structured process, we took into account the assumptions used by management and the amounts obtained by applying these assumptions.

We also audited the financial statements of the Company and the Group for the year ended December 31, 1999, as approved by the Directoire, and for the years ended December 31, 2000 and 2001, as approved by the Board of Directors, in accordance with French generally accepted auditing standards. Our reports on these financial statements were free from qualifications and observations.

Based on the procedures described above, we have nothing to report concerning the fairness of the accounting and financial information included in the "reference document".

Paris, April 10, 2002

The Statutory Auditors
Members of the Regional Company of Paris

CONSTANTIN ASSOCIES

Laurent Lévesque

COOPERS & LYBRAND AUDIT
Member of PricewaterhouseCoopers
Bernard Rascle

COB

In application of regulation COB 98-01/95-01, the Commission des Opérations de Bourse registered this "reference document" on April 11, 2002 under no. R. 02 - 052. This "reference document" may not be used in connection with a financial transaction unless it is accompanied by an Information Memorandum approved by the Commission des Opérations de Bourse. This "reference document" has been prepared by the issuer and is the responsibility of the persons whose signatures appear herein. This "reference document" has been registered following an examination of the relevance and consistency of the information provided on the Company's position, without any assurance being given as to the authenticity of the accounting and financial information.

CHECKLIST

(COB regulation no. 98-01)

The annual report has been registered as a Reference Document with the Commission des Opérations de Bourse. The following checklist shows the different sections required to be included in a Reference Document in application of regulation 98-01 and the numbers of the pages on which the corresponding information is presented.

Cap Gemini Ernst & Young / Financial Department
Production: Gutenberg on line

File n° 82-5065

2

Exhibit 2

Half-year Report for the period ending June 30, 2001

RAPPORT SEMESTRIEL

30 JUIN 2001



HALF-YEAR REPORT

CAP GEMINI ERNST & YOUNG

SOMMAIRE / TABLE OF CONTENTS

PRINCIPALES DONNÉES FINANCIÈRES

en millions d'euros	Comptes consolidés (1)		Comptes pro forma (1)
	1er semestre 2000 (1)	1er semestre 2001	1er semestre 2000 (1)
PRODUITS D'EXPLOITATION	***2 611***	***4 440***	***4 110***
RÉSULTAT D'EXPLOITATION	***221***	***269***	***409***
MARGE D'EXPLOITATION	***8,5%***	***6,1%***	***10,0%***
RÉSULTAT NET (part du Groupe)	***95***	***111***	***185***
RENTABILITÉ NETTE	***3,6%***	***2,5%***	***4,5%***
RÉSULTAT PAR ACTION			
- Nombre moyen d'actions retraité	96 763 804	126 766 449	125 255 208
- Résultat net dilué (part du Groupe) (en euros)	0,98	0,88	1,48

en millions de FF	Comptes consolidés (1)		Comptes pro forma (1)
	1er semestre 2000 (1)	1er semestre 2001	1er semestre 2000 (1)
PRODUITS D'EXPLOITATION	***17 127***	***29 124***	***26 960***
RÉSULTAT D'EXPLOITATION	***1 450***	***1 765***	***2 683***
MARGE D'EXPLOITATION	***8,5%***	***6,1%***	***10,0%***
RÉSULTAT NET (part du Groupe)	***623***	***728***	***1 214***
RENTABILITÉ NETTE	***3,6%***	***2,5%***	***4,5%***
RÉSULTAT PAR ACTION			
- Nombre moyen d'actions retraité	96 763 804	126 766 449	125 255 208
- Résultat net dilué (part du Groupe) (en francs)	6,4	5,7	9,7

NOMBRE TOTAL DE COLLABORATEURS			
au 30 juin	55 387	60 254	55 387

(1) Les comptes consolidés n'incluent les activités de conseil d'Ernst & Young qu'à compter du 23 mai 2000, date de leur acquisition, tandis que les comptes pro forma intègrent ces activités dès le 1er janvier 2000.
Les comptes du premier semestre 2000 (consolidés et pro forma) ont été retraités afin de les mettre en conformité avec les méthodes retenues au 31 décembre 2000 notamment en ce qui concerne le traitement du crédit d'impôt lié à l'acquisition des activités conseil d'Ernst & Young en Amérique du Nord.

FINANCIAL HIGHLIGHTS

in millions of euros	Consolidated financial statements (1)		Pro forma financial statements (1)
	First-half 2000 (1)	First-half 2001	First-half 2000 (1)
OPERATING REVENUE	*2,611*	*4,440*	*4 110*
OPERATING INCOME	*221*	*269*	*409*
OPERATING MARGIN	*8.5%*	*6.1%*	*10.0%*
NET INCOME	*95*	*111*	*185*
NET MARGIN	*3.6%*	*2.5%*	*4.5%*
EARNINGS PER SHARE			
- Adjusted average number of shares	96,763,804	126,766,449	125,255,208
- Diluted earnings per share (in euros)	0.98	0.88	1.48

in millions of FRF	Consolidated financial statements (1)		Pro forma financial statements (1)
	First-half 2000 (1)	First-half 2001	First-half 2000 (1)
OPERATING REVENUE	*17 127*	*29 124*	*26,960*
OPERATING INCOME	*1,450*	*1,765*	*2,683*
OPERATING MARGIN	*8.5%*	*6.1%*	*10.0%*
NET INCOME	*623*	*728*	*1,214*
NET MARGIN	*3.6%*	*2.5%*	*4.5%*
EARNINGS PER SHARE			
- Adjusted average number of shares	96,763,804	126,766,449	125,255,208
- Diluted earnings per share (in french francs)	6.4	5.7	9.7

TOTAL NUMBER OF EMPLOYEES			
as of June 30	55,387	60,254	55,387

(1) The consolidated financial statements include data for Ernst & Young's consulting business from May 23, 2000, the date of its acquisition, as well as pro-forma accounts in which Group results include those of Ernst & Young's consulting business as of January 1, 2000.
The financial statements for first-half 2000 as well as the pro forma accounts have been restated in order to reflect the accounting principles used at December 31, 2000, especially with regard to the treatment of the tax credit concerning the acquisition of Ernst & Young's consulting business in North America.

RAPPORT D'ACTIVITÉ SEMESTRIEL

L'ACTIVITÉ DU PREMIER SEMESTRE 2001

Après une année 2000 marquée par l'acquisition des activités conseil d'Ernst & Young et les opérations de fusion permettant d'intégrer et de combiner les forces respectives d'Ernst & Young Consulting et de Cap Gemini, le nouveau Groupe Cap Gemini Ernst & Young a abordé l'année 2001 avec une nouvelle organisation destinée à tirer profit d'un rapprochement créateur de valeur, organisation qu'il a fallu rôder durant les premiers mois.

Dans un début d'exercice déjà marqué par les premiers effets de la crise touchant les secteurs des télécommunication et de la haute technologie, le Groupe a enregistré au premier trimestre une croissance pro forma de 7,6% à taux de change et périmètre constants.

Malgré un niveau soutenu de prises de commandes, particulièrement dans l'infogérance, l'accélération de l'activité escomptée au deuxième trimestre n'a pas eu lieu. En effet, l'activité du Groupe durant cette période a été marquée par un très net ralentissement constaté dans les domaines d'activité suivants :

- le secteur des télécommunications, qui a continué de se détériorer dans l'ensemble des pays dans lequel le Groupe opère, et en particulier en France, au Royaume-Uni, au Bénélux et en Europe du Sud ;
- le secteur financier, plus particulièrement affecté aux Etats-Unis et au Benelux ;
- celui de la haute technologie aux Etats-Unis et dans les pays nordiques ;
- ainsi que celui de l'industrie manufacturière aux Etats-Unis.

Le Groupe a ainsi dû faire face en mai et juin à un nombre important et inattendu de reports, d'étalement ou même d'annulations de projets déjà signés ou en cours de production.

A l'inverse, l'activité du Groupe au premier semestre a été satisfaisante dans les secteurs de l'énergie et des services aux collectivités, des sciences de la vie, des produits de grande consommation et de l'assurance. Le secteur de la santé, dans lequel le Groupe réalise une part significative de son activité aux Etats-Unis, a en particulier enregistré une forte croissance.

Dans ce contexte, la croissance du second trimestre a donc légèrement ralenti (5,1% à taux de change et périmètre constants) alors qu'une accélération était au contraire attendue. Le Groupe a en conséquence annoncé le 26 juin qu'il révisait à la baisse ses objectifs pour l'année entière, et lançait un plan d'actions visant à améliorer sa rentabilité et comprenant notamment :

- des réductions d'effectifs portant sur un total d'environ 2 700 personnes, principalement aux Etats-Unis, en Grande Bretagne, dans les pays nordiques et dans l'ensemble des activités télécoms du Groupe,
- le transfert vers des fonctions plus directement opérationnelles d'environ 700 collaborateurs antérieurement affectés à des tâches de support, transfert consécutif à la simplification des structures opérationnelles engagée au cours du second trimestre,
- le report ou l'étalement d'un certain nombre d'initiatives non prioritaires dans les circonstances actuelles,
- une réduction tangible des dépenses courantes.

Sur l'ensemble du premier semestre, la croissance pro forma à taux de change et périmètre constants s'élève à 6,3% pour le Groupe dans son ensemble, avec une disparité importante selon les zones géographiques : à taux de change constants, le Groupe a enregistré une légère décroissance (-1,5%) de son activité en Amérique du Nord (qui représentait 34% de son activité au 30 juin) ainsi qu'en Asie Pacifique (-7,2% pour 2% de l'activité du Groupe) ; à l'inverse, les opérations européennes du Groupe (64% de l'ensemble) ont enregistré une croissance moyenne de 11,7%.

La marge d'exploitation du Groupe s'élève à 6,1% pour le semestre. Le détail des résultats d'exploitation par régions, qui figure dans la note 10 aux comptes consolidés ci-après, fait apparaître que la marge des opérations nord-américaines a bien résisté (7,5%) ; en revanche, les autres régions dans lequel le Groupe opère montrent, à l'exception notable du Bénélux (14%), une profitabilité inférieure à la moyenne du Groupe, en grande partie imputable aux difficultés du secteur des télécommunications.

Après prise en compte du coût des mesures exceptionnelles décidées fin juin, le résultat net s'établit à 111 millions d'euros, soit 0,88 euro par action sur la base d'un nombre d'actions moyen retraité de 126.766.449 actions.

A noter que le Groupe a porté sa participation dans sa filiale Cap Gemini NV de 94,2% à 99,8% à l'issue d'une transaction réalisée fin avril pour un montant de 164 millions d'euros. Par voie de conséquence, les titres de Cap Gemini NV ont été retirés de la cote d'Euronext Amsterdam au 1er juin 2001 en vue du lancement ultérieur d'une procédure de rachat des actions encore détenues par les actionnaires minoritaires.

BUSINESS REVIEW

Last year was shaped by the acquisition of the Ernst & Young consulting business, followed by legal mergers and a large-scale integration process designed to efficiently combine the respective strengths of the Ernst & Young Consulting and Cap Gemini Group teams. The new Cap Gemini Ernst & Young Group started 2001 with an organization structure aimed at reaping the full benefits of the merger, in terms of value creation. As was to be expected with an operation on this scale, it took a few months for the new organization to settle down.

Despite the early effects of the crisis already impacting certain client industries in the early part of the year, namely the telecommunication and high technology sectors, the Group's revenues for the first quarter expanded by 7.6% like-for-like compared with pro forma revenue for the same period 2000.

Although the inflow of new orders remained high, especially for outsourcing services, second quarter revenue growth was slower than expected, the Group's first-half performance was indeed dampened by the significant slowdown encountered by client industries in various parts of the world, including:

- the telecoms sector worldwide which kept deteriorating throughout the various geographies, but especially in France, the United Kingdom, Benelux and Southern Europe;
- the financial services industry in the United States and Benelux;
- the high-tech industry in the United States and the Nordic countries;
- manufacturing industry in the United States.

The Group thus experienced in May and June a large number of projects signed or in progress that were postponed, staggered or even canceled by clients.

By contrast, Group revenues were satisfactory in the energy and utilities, life sciences, consumer products and insurance industries, and the volume of business in the health care industry — which accounts for a significant proportion of Group revenues in the United States — rose sharply.

The result was an erosion of second quarter like-for-like revenue growth, to 5.1% while on acceleration was rather expected. As a consequence, on June 26 the Group announced that it was downgrading its full-year revenue targets and launching an action plan to improve business profitability. The measures planned include:

- staff cutbacks, mainly in the United States, the United Kingdom and the Nordic countries, as well as across the Group's entire telecoms market unit, involving the elimination of around 2,700 jobs.
- the transfer of around 700 support staff to client-facing positions, following the rationalization of operating structures launched in the second quarter.
- the postponement or staggered implementation of certain initiatives that no longer represent priorities in the current circumstances.
- significant reductions in routine costs.

During the first half of the year, the Group registered a 6,3% revenue growth at constant rates and structure, with however a contrasted performance throughout the various geographies : at constant rates, the North American operations (34% of Group activity as of June 30) incurred a slight decrease (-1,5%), as well as the Asian Pacific region (-7,2% for 2% of Group business) ; on the reverse, European operations (64% of Group's activities) showed an average revenue growth of 11,7%.

The Group operating margin for the first half of 2001 is 6,1%. The detailed breakdown of operating profit by geography displayed in the Note 10 to consolidated statements hereafter shows a certain resilience of the North American operating margin (7,5%) ; with the exception of Benelux (14%), other geographies show an operating profitability below Group average, primarily due to the difficulties encountered by the telecommunications sector.

After taking into account the restructuring charge booked at the end of June, net income for the period is 111 million euros, ie 0,88 euro per share computed on the basis of an average diluted number of shares of 126,766,449.

At the end of April, the Group bought out substantially all of the remaining minority interests in Cap Gemini NV at a price of € 164 million, raising its interest in this company from 94.2% to 99.8%. Following this transaction, Cap Gemini NV shares - which were previously traded on the Euronext Amsterdam market - were delisted on June 1, 2001 in preparation for the compulsory buyout of the remaining minority interests.

ANALYSE DES COMPTES CONSOLIDÉS ET DES COMPTES DE LA SOCIÉTÉ MÈRE

Il convient tout d'abord de rappeler que les comptes consolidés au 30 juin 2000 étaient composés d'un semestre complet d'activité du Groupe Cap Gemini et de six semaines (du 23 mai au 30 juin inclus) des activités de conseil d'Ernst & Young apportées au Groupe Cap Gemini le 23 mai 2000. Les comptes consolidés au 30 juin 2001 sont composés d'un semestre complet d'activité du nouveau Groupe Cap Gemini Ernst & Young.

Afin de faciliter la comparaison des informations financières, le compte de résultat pro forma du premier semestre 2000 est présenté en note 3 des notes sur les comptes semestriels consolidés et comporte certaines différences avec celui présenté dans le rapport relatif au premier semestre 2000. En effet, les comptes pro-forma 2000 ont été ajustés en vue de leur mise en conformité avec le périmètre, les méthodes d'évaluation et les règles comptables appliquées lors de la clôture de l'exercice 2000. Ces ajustements portent notamment sur la ligne impôts qui inclut désormais une charge d'impôt théorique pour les activités conseil d'Ernst & Young en Amérique du Nord.

Les produits d'exploitation consolidés

Les produits d'exploitation s'élèvent à 4 440 millions d'euros, en augmentation de 70% sur ceux du premier semestre 2000 (2 611 millions d'euros). A périmètre comparable sur les premiers semestres 2000 et 2001, la croissance du chiffre d'affaires pro forma du Groupe au premier semestre est de 8,0%. A taux de change et périmètre constants, elle est de 6,3%.

Sur une base trimestrielle, le Groupe a enregistré au terme des trois premiers mois de l'année un chiffre d'affaires de 2.214 millions d'euros, (en croissance de 9,7% à taux courants et de 7,6% à taux de change et périmètre constants) et au second trimestre un chiffre d'affaires de 2.226 millions d'euros, en croissance de 6,4% à taux courants et de 5,1% à taux de change et périmètre constants.

Le compte de résultat consolidé

Le résultat d'exploitation s'élève à 269 millions d'euros, soit 6,1% du chiffre d'affaires : la marge d'exploitation est en baisse par rapport au premier semestre 2000 (8,5% pour les comptes consolidés et 10,0% pour les comptes pro forma). Alors que les taux d'activité n'étaient déjà pas à un niveau satisfaisant au cours du premier trimestre, le fort ralentissement constaté dans l'activité du Groupe à partir du mois de mai n'a pas rendu possible l'amélioration escomptée tant des niveaux d'activité que de la marge opérationnelle.

L'amélioration du résultat financier (qui passe de -2 millions d'euros au premier semestre 2000 à 9 millions d'euros) résulte essentiellement des produits financiers liés à la prise de participation de Cisco Systems dans le Groupe réalisée fin octobre 2000 et, à hauteur de 3 millions d'euros, de l'effet de l'actualisation de l'actif d'impôt à long terme reconnu sur l'acquisition des activités nord-américaines d'Ernst & Young.

Les autres produits et charges (net) s'élèvent à -53 millions d'euros (contre -39 millions d'euros en 2000) et sont principalement composés de :

- 85 millions d'euros de coûts de restructuration liés au plan d'actions dont la mise en œuvre a débuté au mois de juin, et principalement :
  - aux réductions d'effectifs portant sur un total d'environ 2 700 personnes, principalement aux Etats-Unis, en Grande Bretagne, dans les pays nordiques et dans l'ensemble des activités télécoms du Groupe,
  - aux départs en « congé sabbatique », avec possibilité de réintégration à l'issue d'une certaine période, et ce à l'initiative de la société (cette procédure a concerné près de 200 collaborateurs aux Etats-Unis),
- 29 millions d'euros de plus-value correspondant à la cession de la majeure partie de nos activités de « business process outsourcing » au Royaume-Uni.

La charge d'impôt de 100 millions d'euros constatée dans les comptes consolidés au 30 juin est à comparer à une charge d'impôt de 69 millions d'euros pour le premier semestre 2000. Cette dernière a été recalculée en utilisant la méthode de comptabilisation retenue au 31 décembre 2000 pour ce qui concerne l'économie fiscale nord-américaine liée à l'acquisition des activités conseil d'Ernst & Young. L'effet de ce retraitement correspond à l'annulation du produit net d'impôt de 140 millions d'euros reconnu à l'origine dans les comptes du 30 juin 2000. Les comptes pro forma du premier semestre 2000 ont été eux aussi retraités afin de prendre en compte une charge d'impôt théorique sur les résultats générés en Amérique du Nord pendant cette même période.

Le taux effectif d'impôt est de 44,4% au premier semestre 2001. Sur l'année 2000, le taux effectif d'impôt après correction de l'effet de la non taxation de la plus-value de dilution Cisco s'établissait à 41%. L'augmentation de ce taux d'impôt provient notamment de l'imposition sur la plus-value de cession des activités de « business process outsourcing » au Royaume-Uni dont le taux effectif est de 48% et de la non activation des pertes fiscales reportables en Suisse et en Asie Pacifique. Ces effets négatifs sont compensés partiellement par un effet positif relatif au traitement du crédit d'impôt lié à l'acquisition des activités conseil d'Ernst & Young en Amérique du Nord.

Après prise en compte du résultat des sociétés mises en équivalence, des intérêts minoritaires et de l'amortissement des écarts d'acquisition, le résultat net part du Groupe s'élève à 111 millions d'euros (contre 95 millions d'euros en 2000 après retraitement de l'économie fiscale américaine retenu pour la clôture des comptes 2000).

FINANCIAL REVIEW

The published consolidated financial statements for the six months ended June 30, 2000 included six months' results of the Cap Gemini Group and six weeks' results (from May 23 to June 30) of the Ernst & Young consulting business acquired on May 23, 2000. The consolidated financial statements for the six months ended June 30, 2001 are those of the new Cap Gemini Ernst & Young Group for the full six month period.

In order to permit meaningful period-on-period comparisons, a pro forma income statement for the six months ended June 30, 2000 is included in note 3 to the interim consolidated financial statements. There are certain differences between this pro forma income statement and the one published in the first-half 2000 interim report. These differences result from adjustments made to the published financial statements to reflect the scope of consolidation, valuation methods and accounting policies applied at the December 31, 2000 year-end. These adjustments mainly concern income tax, which now includes a theoretical tax charge on the profits of the Ernst & Young consulting business in North America.

Consolidated operating revenue

Consolidated operating revenue for the first half of 2001 totaled € 4,440 million, up 70% compared with € 2,611 million in the same period of the previous year. Based on a comparable Group structure and pro forma revenue for first-half 2000, the increase was 8.0%. Like-for-like growth was 6.3%.
On a quarterly basis, revenue for the first quarter of 2001 totaled € 2,214 million, up 9.7% at actual exchange rates and 7.6% based on constant exchange rates and a comparable Group structure. Second quarter revenue came to € 2,226 million, representing an increase of 6.4% at actual exchange rates and 5.1% like-for-like.

Consolidated statement of income

- Operating income amounted to € 269 million, representing 6.1% of revenue compared with 8.5% in first-half 2000 based on published figures and 10.0% pro forma. Staff utilization rates were already below average in the first quarter and the sharp slowdown in activity as from May prevented the Group from achieving the expected improvements in revenue and operating margin.

- The swing from net interest expense of € 2 million in first-half 2000 to net interest income of € 9 million in the first six months of 2001 was primarily attributable to the investment of the proceeds from the October 2000 issue of shares to Cisco Systems and the € 3 million impact of discounting the long-term deferred tax asset recognized on acquisition of the Ernst & Young consulting business in North America.

- Other revenue and expenses, net, represented a net expense of € 53 million versus € 39 million in first-half 2000. The main items reported under this heading are as follows:
  - restructuring charge of € 85 million related to the action plan launched in June. The plan provides for the following measures:
    - staff cutbacks, mainly in the United States, the United Kingdom and the Nordic countries, as well as across the Group's entire telecoms market unit, involving the elimination of around 2,700 jobs,
    - sabbatical leave for some 200 employees in the United States, who may be given the opportunity to re-join the Group after a certain period,
  - a € 29 million profit realized on the sale of the bulk of the business process outsourcing activity in the United Kingdom.

- The tax charge recorded in the consolidated financial statements amounted to € 100 million for the six months ended June 30, 2001 compared with € 69 million for the same period of 2000. The first-half 2000 tax charge has been recalculated using the method adopted at December 31, 2000 to account for the tax saving arising from the acquisition of the Ernst & Young consulting business in North America. The adjustment consisted of canceling the € 140 million net tax benefit originally recorded in the first-half 2000 accounts. The pro forma first-half 2000 accounts have also been adjusted to include a theoretical tax charge on income generated during the period in North America.
  The effective tax rate for first-half 2001 stands at 44.4%, compared with the full-year 2000 effective rate of 41% after adjustment for the Cisco dilution gain which is not taxable. The higher effective rate stems from the profit realized on the sale of business process outsourcing activities in the United Kingdom, for which the effective tax rate is 48%, and the non-recognition of tax loss carryforwards in Switzerland and the Asia-Pacific region. These negative impacts are partly offset by the positive impact of the accounting treatment applied to the tax credit arising on acquisition of Ernst & Young's consulting business in North America.

- After taking into account the Group's equity in the net results of affiliates, minority interests and amortization of goodwill, net income for the period came to € 111 million, versus € 95 million in first-half 2000, adjusted for the U.S. tax credit on the same basis as at year-end 2000.

- Diluted earnings per share contracted by 10.2% to € 0.88 from € 0.98.

Le bilan consolidé

- La situation nette de l'ensemble consolidé (capitaux propres et intérêts minoritaires) s'établit à 4 354 millions d'euros, soit une augmentation par rapport au 31 décembre 2000 de 131 millions d'euros ; cette augmentation résulte principalement des mouvements suivants :
  - le résultat net des six premiers mois (111 millions d'euros),
  - la variation de la réserve de conversion (162 millions d'euros) qui traduit l'évolution du dollar américain (+ 142 millions d'euros), de la livre sterling (+25 millions d'euros) et de la couronne suédoise (-6 millions d'euros) par rapport à l'euro,
  - la distribution de 149 millions d'euros de dividendes par la société mère au titre de l'exercice 2000 et le paiement de 15 millions d'euros de « précompte »,
  - l'augmentation du capital de 21 millions d'euros consécutive à des levées d'options par les salariés du Groupe,
  - la variation de la prime d'émission de 33 millions d'euros qui provient principalement de la reprise de provisions constatées dans le bilan d'ouverture d'Ernst & Young au 23 mai 2000,
  - le rachat de 5,6% du capital de Cap Gemini NV entraînant une diminution des intérêts minoritaires de 29 millions d'euros.

- Les actifs à long terme augmentent de 368 millions d'euros par rapport à ce qu'ils étaient au 31 décembre 2000 ; augmentation qui résulte principalement de :
  - l'acquisition de parts dans la société Vertex (40 millions d'euros) suite à la cession de la majeure partie de nos activités de « business process outsourcing » au Royaume-Uni,
  - l'acquisition par Cap Gemini SA, le 28 avril 2001, de 5,6% du capital de Cap Gemini NV pour un montant de 164 millions d'euros, laquelle génère un écart d'acquisition de 138 millions d'euros,
  - l'acquisition d'immobilisations corporelles, principalement au Benelux (20 millions d'euros), au Royaume-Uni (17,7 millions d'euros), en Amérique du Nord (15,7 millions d'euros) et en Allemagne (9,3 millions d'euros),
  - l'effet de la conversion des actifs en devises pour 142 millions d'euros (dont 71 millions d'euros sur l'impôt différé actif à long terme).

- Les créances d'exploitation nettes incluent les clients et comptes rattachés nets pour 2 565 millions d'euros (contre 2 164 millions d'euros au 31 décembre 2000), soit une augmentation de 18,5% qu'il convient de comparer à une croissance des produits d'exploitation de 2,8% entre le deuxième semestre 2000 et le premier semestre 2001.

- La trésorerie du Groupe a diminué de 490 millions d'euros depuis le 31 décembre 2000 du fait notamment de l'acquisition de 5,6% du capital de Cap Gemini NV (167 millions d'euros), du paiement de 149 millions d'euros de dividendes et d'un investissement net en immobilisations corporelles et incorporelles de 91 millions d'euros. La trésorerie d'exploitation dimininue de 60 millions d'euros sur cette même période. Bien que conforme aux tendances historiquement constatées sur le premier semestre, ce chiffre est impacté de l'accroissement sensible des créances d'exploitation et de décaissements à caractère non récurrent liés aux opérations d'intégration de l'activité Conseil d'Ernst & Young.

Les comptes de la société mère Cap Gemini S.A.

- Le total des produits d'exploitation et des produits financiers du premier semestre 2001 de Cap Gemini S.A. s'élève à 165 millions d'euros, contre 154 millions d'euros pour le premier semestre 2000, augmentation principalement due au montant des redevances facturées au premier semestre 2001 (94 millions d'euros contre 46 au premier semestre 2000) compensée partiellement par une diminution des dividendes reçus (53 millions d'euros contre 98 au 1er semestre 2000),

- Le résultat avant impôt du premier semestre 2001 est un bénéfice de 157 millions d'euros contre 137 millions d'euros au 30 juin 2000.

PERSPECTIVES POUR L'EXERCICE 2001

Dans une économie qui marquait déjà depuis plusieurs mois un très net ralentissement, l'onde de choc provoquée par les attentats du 11 septembre — qui ont coûté au Groupe une importante perte de chiffre d'affaires et de prises de commandes — a repoussé d'au moins un ou deux trimestres l'espoir d'une reprise de la croissance. Les Etats-Unis sont évidemment les plus touchés mais la récession américaine menace d'entraîner dans de nombreux pays une crise dont personne ne se hasarde à prédire l'ampleur ni la durée.

Compte tenu des informations recueillies auprès de ses clients dans les 30 pays où il est implanté de façon significative, le Groupe prend en considération plusieurs hypothèses qui à ce jour — 11 octobre 2001 — vont du maintien d'une croissance modérée (scénario qui sous-tendait les objectifs annoncés le 26 juin mais qui est considéré maintenant comme optimiste) à une diminution du volume global des affaires qu'entraînerait la persistance d'un climat de récession généralisée.

En attendant de savoir laquelle de ces différentes hypothèses [illegible] les résultats exacts ne sont pas connus à ce jour, [illegible] a décidé :

- de [illegible] budgétaires mises à l'étude pour l'exercice [illegible],
- de préparer [illegible], élagage des structures [illegible] dont la mise en œuvre

Consolidated balance sheet

- Consolidated shareholders' equity, including minority interests, totaled € 4,354 million at June 30, 2001. The increase of € 131 million compared with December 31, 2000 was primarily attributable to the following movements:
  - inclusion of € 111 million of first-half net income,
  - translation adjustments of € 162 million, reflecting the impact of changes in exchange rates of the dollar (€ 142 million positive adjustment), the pound sterling (€ 25 million positive adjustment) and the Swedish kroner (€ 6 million negative adjustment) against the euro,
  - payment of the 2000 dividend, amounting to € 149 million, plus dividend equalization tax of € 15 million,
  - share issues totaling € 21 million, on exercise of employee stock options,
  - € 33 million increase in additional paid-in capital, primarily reflecting the reversal of provisions recorded in the opening balance sheet of Ernst & Young at May 23, 2000,
  - € 29 million reduction in minority interests, following the buyout of 5.6% minority interests in Cap Gemini NV.

- Fixed assets expanded by € 368 million over the six-month period, mainly as a result of:
  - the acquisition of shares in Vertex for € 40 million following the sale of business process outsourcing activities in the United Kingdom,
  - the April 28, 2001 acquisition by Cap Gemini S.A. of 5.6% of the capital of Cap Gemini NV at a cost of € 164 million, giving rise to the recognition of goodwill in the amount of € 138 million,
  - additions to property, plant and equipment in Benelux (€ 20 million), the United Kingdom (€ 17.7 million), North America (€ 15.7 million) and Germany (€ 9.3 million),
  - translation adjustments to assets denominated in foreign currencies for € 142 million, including € 71 million in adjustments to long-term deferred tax assets.

- Net receivables include accounts and notes receivable of € 2,565 million versus € 2,164 million at December 31, 2000. This represented an 18.5% increase compared with only 2.8% growth in operating revenue between second-half 2000 and first-half 2001.

- Cash and cash equivalents contracted by € 490 million between December 31, 2000 and June 30, 2001. The decrease stemmed primarily from cash outflows of € 164 million related to the acquisition of an additional 5.6% interest in Cap Gemini NV, € 149 million for dividends and € 91 million for additions to property, plant and equipment and intangible assets, net of the proceeds from disposals. The significant increase in receivables and some non-recurring payments related to the Ernst & Yoüg integration process adversely affected cash flows from operating activities. Nevertheless, the € 60 million in net cash used by operations was consistent with the trend observed in previous interim periods.

Cap Gemini S.A. interim results

- The Company's operating and investment revenues for the first half of 2001 totaled € 165 million versus € 154 million for the same period of 2000. The increase was primarily attributable to higher royalties, which rose to € 94 million from € 46 million, partly offset by a decline in dividend income, to € 53 million from € 98 million.

- Income before tax amounted to € 157 million compared with € 137 million for first-half 2000.

FULL-YEAR OUTLOOK

In an economy that had already experienced a heavy slowdown over the last few months, the shock caused by the September 11 attacks — which cost the Group significant losses in revenue and bookings — has pushed back by at least one or two quarters the hope of a recovery in growth. The United States is obviously the worst affected but the American recession threatens to bring about in numerous countries a crisis whose scale and lenght no-one dares predict.

Given the information gathered from its clients in the 30 countries where it has a significant presence, the Group is considering several hypotheses which — as of today, October 11, 2001 — range from moderate growth continuation (a scenario which underpinned the objectives announced on June 26 but which is now considered optimistic) to a reduction in the global volume of business activity which the persistence of a general depressed climate would generate.

While awaiting better visibility on which of these hypotheses will turn out to be correct — and after a third quarter which, although its exact results are not yet known, will no doubt be far below our previous objectives — the Board of Directors has decided:
- to indicate for the moment no new figure regarding the current fiscal year or the first budget drafts being studied for 2002,
- to prepare or accelerate a certain number of measures of precaution (cost squeeze, pruning of the operational structures, relocating certain production activities, expansion of development centers....) whose implementation will enable the Group to weather the storm better should a recession in Europe be confirmed, and to rapidly take advantage of the recovery when it happens.

RAPPORT DES COMMISSAIRES AUX COMPTES
SUR LES COMPTES INTERMÉDIAIRES CONSOLIDÉS, RELATIFS A LA PÉRIODE DU 1ER JANVIER AU 30 JUIN 2001

Aux actionnaires de CAP GEMINI S.A.,

En notre qualité de commissaires aux comptes de votre société et en application de l'article L. 232-7 du Code de Commerce, nous avons procédé à :

- l'examen limité du tableau d'activité et de résultats présenté sous la forme de comptes intermédiaires consolidés de la société Cap Gemini SA et de ses filiales (le Groupe "Cap Gemini Ernst & Young"), établis en euros , relatifs à la période du 1er janvier au 30 juin 2001, tels qu'ils sont joints au présent rapport;

- la vérification des informations données dans le rapport semestriel.

Ces comptes intermédiaires consolidés ont été établis sous la responsabilité de votre conseil d'administration. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes intermédiaires consolidés ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en œuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause la régularité et la sincérité des comptes intermédiaires consolidés, établis conformément aux principes comptables généralement admis en France, et l'image fidèle qu'ils donnent du résultat des opérations du semestre ainsi que de la situation financière et du patrimoine du groupe à la fin de cette période.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes intermédiaires consolidés sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes intermédiaires consolidés semestriels.

Fait à Paris, le 12 octobre 2001

Les Commissaires aux Comptes

COOPERS & LYBRAND AUDIT
Membre de PricewaterhouseCoopers
Bernard Rascle

CONSTANTIN ASSOCIÉS
Jean-François Serval - Laurent Lévesque

STATUTORY AUDITORS' REPORT
ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2001

Translated from the French language report.

To the shareholders of Cap Gemini S.A.,

In our capacity as Statutory Auditors of Cap Gemini SA and in accordance with section L.232-7 of the Commercial Code, we have performed a limited review of the accompanying interim consolidated financial statements ("tableau d'activité et de résultats") of Cap Gemini SA and its subsidiaries (the "Cap Gemini Ersnt & Young Group") for the period from January 1 to June 30, 2001, presented in euro. We have also reviewed the information contained in the interim report.

These interim consolidated financial statements are the responsibility of the Board of Directors. Our responsibility, based on our limited review, is to report our conclusions concerning these consoledated financial statements.

We conducted our limited review in accordance with the standards generally accepted in France. Those standards require that we perform limited procedures to obtain reasonable assurance, below the level resulting from an audit, that the interim consolidated financial statements do not contain any material errors. A limited review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit.

Based on our limited review, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements, in order to present fairly the consolidated results of operations for the six-month period ended June 30, 2001 and the consolidated financial position and assets and liabilities of the Cap Gemini Ernst & Young Group at that date, in accordance with French generally accepted accounting principles.

We have also reviewed the information given in the interim report accompanying the consoledated financial statements that were the subject of our limited review. We have no matters to report concerning the fairness of the information given in this interim report or its consistency with the interim financial statements.

Paris, October 12, 2001

The Statutory Auditors

COOPERS & LYBRAND AUDIT
Member of PricewaterhouseCoopers
Bernard Rascle

CONSTANTIN ASSOCIÉS
Jean-François Serval - Laurent Lévesque

COMPTES DE RÉSULTATS CONSOLIDÉS
POUR L'EXERCICE 2000 ET POUR LES PREMIERS SEMESTRES CLOS LES 30 JUIN 2000 ET 2001

(en millions d'euros)	Exercice 2000		1er semestre 2000 (*)		1er semestre 2001	
	Montants	%	Montants	%	Montants	%
Produits d'exploitation	***6 931***	***100,0***	***2 611***	***100,0***	***4 440***	***100,0***
Coût des services rendus	(6 228)	(89,9)	(2 390)	(91,5)	(4 171)	(93,9)
Résultat d'exploitation	***703***	***10,1***	***221***	***8,5***	***269***	***6,1***
Produits/frais financiers (net)	(7)	(0,1)	(2)	(0,1)	9	0,2
Autres produits et charges (net)	9	0,1	(39)	(1,5)	(53)	(1,2)
Résultat avant impôts des sociétés intégrées	***705***	***10,2***	***180***	***6,9***	***225***	***5,1***
Impôts	(238)	(3,4)	(69)	(2,6)	(100)	(2,3)
Résultat net des sociétés intégrées avant amortissement des écarts d'acquisition	***467***	***6,7***	***111***	***4,4***	***125***	***2,8***
Résultat des sociétés mises en équivalence	(7)	(0,2)	(2)	(0,1)	(1)	-
Intérêts minoritaires	(7)	(0,1)	(3)	(0,1)	-	-
Résultat net (part du groupe) avant amortissement des écarts d'acquisition	***453***	***6,5***	***106***	***4,1***	***124***	***2,8***
Amortissement des écarts d 'acquisition	(22)	(0,3)	(11)	(0,4)	(13)	(0,3)
Résultat net (Part du Groupe)	***431***	***6,2***	***95***	***3,6***	***111***	***2,5***

	Exercice 2000	1er semestre 2000 (*)	1er semestre 2001
Nombre d'actions	*103 875 903*	*92 536 043*	*124 607 381*
Nombre moyen potentiellement dilutif d'options de souscription d'actions	4 044 875	4 227 761	2 159 068
Nombre moyen d'actions retraité	*107 920 778*	*96 763 804*	*126 766 449*
Nombre d'actions en fin de période	*124 305 544*	*121 280 266*	*125 100 296*
Résultat net (part du Groupe)	431	95	111
Résultat net par action (en euros) (1)	4,15	1,03	0,89
Résultat net dilué par action (en euros) (2)	3,99	0,98	0,88
Résultat net par action (en euros) (3)	3,47	0,78	0,89

(1) résultat net part du Groupe rapporté au nombre moyen d'actions
(2) résultat net part du Groupe rapporté au nombre moyen d'actions retraité
(3) résultat net part du Groupe rapporté au nombre d'actions en fin de période

(*) Les comptes du premier semestre 2000 ont été retraités afin de les mettre en conformité avec les méthodes retenues au 31 décembre 2000, notamment en ce qui concerne le traitement du crédit d'impôt lié à l'acquisition des activités conseil d'Ernst & Young en Amérique du Nord.

Le résultat net du Groupe après amortissement des écarts d'acquisition mais avant intérêts minoritaires ressort à 111 millions d'euros pour le 1er semestre 2001, soit 2,5% des produits d'exploitation contre 98 millions d'euros et 3,8% pour le 1er semestre 2000 (et 438 millions d'euros et 6,3% pour l'exercice 2000).

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001

	Full year 2000		First-half 2000 (*)		First-half 2001	
(in millions of euros)	**Amounts**	**%**	**Amounts**	**%**	**Amounts**	**%**
OPERATING REVENUE	***6,931***	***100.0***	***2,611***	***100.0***	***4,440***	***100.0***
Cost of services rendered	(6,228)	(89.9)	(2,390)	(91.5)	(4,171)	(93.9)
OPERATING INCOME	***703***	***10.1***	***221***	***8.5***	***269***	***6.1***
Interest income/(expense), net	(7)	(0.1)	(2)	(0.1)	9	0.2
Other revenue and expenses, net	9	0.1	(39)	(1.5)	(53)	(1.2)
INCOME OF FULLY CONSOLIDATED COMPANIES BEFORE TAX	***705***	***10.2***	***180***	***6.9***	***225***	***5.1***
Income tax	(238)	(3.4)	(69)	(2.6)	(100)	(2.3)
INCOME OF FULLY CONSOLIDATED COMPANIES BEFORE AMORTIZATION OF GOODWILL	***467***	***6.7***	***111***	***4.4***	***125***	***2.8***
Equity in net results of affiliates	(7)	(0.2)	(2)	(0.1)	(1)	-
Minority interests	(7)	(0.1)	(3)	(0.1)	-	-
NET INCOME BEFORE AMORTIZATION OF GOODWILL	***453***	***6.5***	***106***	***4.1***	***124***	***2.8***
Amortization of goodwill	(22)	(0.3)	(11)	(0.4)	(13)	(0.3)
NET INCOME	***431***	***6.2***	***95***	***3.6***	***111***	***2.5***

	Full year 2000	First-half 2000 (*)	First-half 2001
AVERAGE NUMBER OF SHARES	***103,875,903***	***92,536,043***	***124,607,381***
Weighted average number of stock options	4,044,875	4,227,761	2,159,068
ADJUSTED AVERAGE NUMBER OF SHARES	***107,920,778***	***96,763,804***	***126,766,449***
NUMBER OF SHARES AT DECEMBER 31 AND JUNE 30	***124,305,544***	***121,280,266***	***125,100,296***
Net income	431	95	111
Primary earnings per share (in euros) (1)	4.15	1.03	0.89
Diluted earnings per share (in euros) (2)	3.99	0.98	0.88
Primary earnings per share (in euros) (3)	3.47	0.78	0.89

(1) Earnings per share based on average number of shares
(2) Earnings per share based on adjusted average number of shares
(3) Earnings per share based on number of shares at December 31 and June 30

(*) The financial statements for first-half 2000 have been restated in order to reflect the accounting principles used at December 31, 2000, especially with regard to the treatment of the tax credit concerning the acquisition of Ernst & Young's consulting business in North America.

Consolidated net income for the six months ended June 30, 2001, before minority interests but after amortization of goodwill, totaled € 111 million. This figure represents 2.5% of operating revenue, versus € 98 million or 3.8% of operating revenue for the first half of 2000 and € 438 million or 6.3% for full-year 2000.

BILANS CONSOLIDÉS

AU 30 JUIN 2000, AU 31 DÉCEMBRE 2000 ET AU 30 JUIN 2001

(en millions d'euros)	30 juin 2000 (*)	31 décembre 2000	30 juin 2001
ACTIF			
Immobilisations incorporelles	1 631	1 646	1 831
Immobilisations corporelles	468	475	535
Immobilisations financières	45	70	111
Total de l'actif immobilisé	***2 144***	***2 191***	***2 477***
Impôt différé actif à long terme	761	786	868
Total des actifs à long terme	***2 905***	***2 977***	***3 345***
Créances d'exploitation (net)	1 979	2 312	2 716
Créances diverses	275	327	338
Créances financières et placements à court terme	183	666	274
Banques	240	463	353
Total de l'actif circulant	***2 677***	***3 768***	***3 681***
TOTAL	***5 582***	***6 745***	***7 026***
PASSIF			
Capital social	970	995	1 001
Primes d'émission et d'apport	1 367	2 073	2 126
Réserves	801	1 080	1 184
Capitaux propres	***3 138***	***4 148***	***4 311***
Intérêts minoritaires	40	75	43
Situation nette de l'ensemble consolidé	***3 178***	***4 223***	***4 354***
Dettes financières à long terme	88	91	101
Provisions et autres passifs à long terme	241	211	235
Total des passifs à long terme	***329***	***302***	***336***
Dettes financières à court terme	603	189	164
Dettes d'exploitation	1 349	1 875	1 955
Dettes diverses	123	156	217
Total des passifs à court terme	***2 075***	***2 220***	***2 336***
TOTAL	***5 582***	***6 745***	***7 026***
Endettement net	***268***	***(849)***	***(362)***

(*) Les comptes au 30 juin 2000 ont été retraités afin de les mettre en conformité avec les méthodes retenues au 31 décembre 2000, notamment en ce qui concerne le traitement du crédit d'impôt lié à l'acquisition des activités conseil d'Ernst & Young en Amérique du Nord.

CONSOLIDATED BALANCE SHEETS
AT JUNE 30, 2000, DECEMBER 31, 2000 AND JUNE 30, 2001

(in millions of euros)	June 30, 2000 (*)	December 31, 2000	June 30, 2001
ASSETS			
Intangible assets	1,631	1,646	1,831
Property, plant and equipment	468	475	535
Investments	45	70	111
Total fixed assets	***2,144***	***2,191***	***2,477***
Long-term deferred-tax assets	761	786	868
Total non-current assets	***2,905***	***2,977***	***3,345***
Accounts and notes receivable, net	1,979	2,312	2,716
Other receivables	275	327	338
Financial receivables and short-term investments	183	666	274
Cash	240	463	353
Total current assets	***2,677***	***3,768***	***3,681***
TOTAL ASSETS	***5,582***	***6,745***	***7,026***
LIABILITIES AND SHAREHOLDERS' EQUITY			
Share capital	970	995	1,001
Additional paid-in capital	1,367	2,073	2,126
Retained earnings	801	1,080	1,184
Total shareholders' equity	***3,138***	***4,148***	***4,311***
Minority interests	40	75	43
Shareholders' equity, including minority interests	*3,178*	*4,223*	*4,354*
Long-term debt	88	91	101
Provisions and other long-term liabilities	241	211	235
Total long-term liabilities	*329*	*302*	*336*
Short-term debt and bank overdrafts	603	189	164
Accounts and notes payables	1,349	1,875	1,955
Other payables	123	156	217
Total current liabilities	*2,075*	*2,220*	*2,336*
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	***5,582***	***6,745***	***7,026***
Net debt	***268***	***(849)***	***(362)***

(*) The financial statements for first-half 2000 have been restated in order to reflect the accounting principles used at December 31, 2000, especially with regard to the treatment of the tax credit concerning the acquisition of Ernst & Young's consulting business in North America.

TABLEAU DES FLUX DE TRÉSORERIE CONSOLIDÉS
POUR L'EXERCICE CLOS LE 31 DÉCEMBRE 2000
ET POUR LES PREMIERS SEMESTRES 2000 ET 2001

(en millions d'euros)	Exercice 2000	1er semestre 2000	1er semestre 2001
FLUX D'EXPLOITATION			
Résultat net (part du Groupe)	431	95	111
Intérêts minoritaires	7	3	-
RÉSULTAT NET DES SOCIÉTÉS INTÉGRÉES	***438***	***98***	***111***
Elimination des charges et produits sans incidence sur la trésorerie ou non liés à l'activité:			
Amortissements	145	59	100
Provisions	12	5	14
Variation des impôts différés	33	(7)	6
Plus-value de dilution Cisco Systems	(134)	-	-
Plus-values sur cessions d'immobilisations	36	8	(32)
Autres éléments	-	(15)	0
MARGE BRUTE D'AUTOFINANCEMENT DES SOCIÉTÉS INTÉGRÉES (I)	***530***	***148***	***199***
DIVIDENDES REÇUS DES SOCIÉTÉS MISES EN ÉQUIVALENCE (II)	***7***	***-***	***-***
Variation des créances d'exploitation (net) (A)	1 169	194	400
Variation des dettes d'exploitation (net) (B)	499	(31)	59
Variation des créances et dettes diverses (C)	313	(126)	82
VARIATION DU BESOIN EN FONDS DE ROULEMENT (III=A-B-C)	***357***	***351***	***259***
FLUX DE TRÉSORERIE D'EXPLOITATION (IV=I+II-III)	***180***	***(203)***	***(60)***
FLUX D'INVESTISSEMENTS			
Acquisitions d'immobilisations corporelles et incorporelles	169	68	153
Produits de cessions d'immobilisations corporelles et incorporelles	(22)	(12)	(62)
	147	56	91
Acquisitions d'immobilisations financières	45	10	241
Produits de cession d'immobilisations financières	(25)	-	(8)
	20	10	233
Incidence des variations de périmètre	(*) 482	(*) 399	(8)
FLUX DE TRÉSORERIE D'INVESTISSEMENTS (V)	***649***	***465***	***316***
FLUX DE CAPITAUX			
Augmentations de capital en numéraire *(dont exercice de stock-options)*	(**) 730	17	21
Minoritaires sur augmentations de capital des filiales	(**) 170	-	-
Dividendes versés aux actionnaires de la société mère	(78)	(78)	(149)
Dividendes versés aux minoritaires des sociétés intégrées	(2)	(2)	(1)
Emission/remboursement d'emprunts	(92)	306	15
FLUX DE TRÉSORERIE LIÉ AUX OPÉRATIONS DE FINANCEMENT (VI)	***728***	***243***	***(114)***
VARIATION DE TRÉSORERIE (IV-V+VI)	***259***	***(425)***	***(490)***
TRÉSORERIE D'OUVERTURE	***749***	***749***	***1 003***
TRÉSORERIE DE CLÔTURE	***1 003***	***324***	***545***
Incidence des variations de cours des devises	(5)	-	32
VARIATION DE TRÉSORERIE	***259***	***(425)***	***(490)***

(*) Correspond principalement au paiement en numéraire effectué pour l'acquisition des activités conseil d'Ernst & Young augmenté des frais payés relatifs à cette opération.

(**) Durant l'exercice 2000, Cisco Systems a investi 698 millions d'euros nets des frais relatifs à l'opération dans le capital de Cap Gemini SA et 170 millions d'euros nets des frais relatifs à l'opération dans le capital de Cap Gemini Telecom SA.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001

(in millions of euros)	**Full year 2000**	**First-half 2000**	**First-half 2001**
OPERATING ACTIVITIES			
Net income	431	95	111
Minority interests	7	3	
NET INCOME OF FULLY CONSOLIDATED COMPANIES	***438***	***98***	***111***
Elimination of income and expense items having no effect on cash or unrelated to the activity:			
Depreciation and amortization	145	59	100
Provisions	12	5	14
Change in deferred taxes	33	(7)	6
Cisco Systems dilution gain	(134)	-	-
(Gains)/losses on disposals of fixed assets	36	8	(32)
Other	-	(15)	-
CASH FLOW OF FULLY CONSOLIDATED COMPANIES (I)	***530***	***148***	***199***
DIVIDENDS RECEIVED FROM AFFILIATES (II)	***7***	-	-
Change in accounts and notes receivable, net (A)	1,169	194	400
Change in accounts and notes payable, net (B)	499	(31)	59
Change in other receivables and payables, net (C)	313	(126)	82
NET MOVEMENT IN WORKING CAPITAL (III=A-B-C)	***357***	***351***	***259***
NET CASH PROVIDED/(USED) BY OPERATIONS (IV=I+II-III)	***180***	***(203)***	***(60)***
INVESTING ACTIVITIES			
Acquisitions of property, plant and equipment and intangible assets	169	68	153
Disposals of property, plant and equipment and intangible assets	(22)	(12)	(62)
	147	56	91
Acquisitions of investments	45	10	241
Disposals of investments	(25)	-	(8)
	20	10	233
Effect of changes in Group structure	(*) 482	(*) 399	(8)
NET CASH PROVIDED BY INVESTING ACTIVITIES (V)	***649***	***465***	***316***
FINANCING ACTIVITIES			
Increase in share capital (including exercise of stock options)	(**) 730	17	21
Minority interests in increase in share capital of subsidiaries	(**) 170	-	-
Dividends paid to parent company shareholders	(78)	(78)	(149)
Dividends paid to minority shareholders of consolidated companies	(2)	(2)	(1)
Net change in borrowings	(92)	306	15
NET CASH PROVIDED/(USED) BY FINANCING ACTIVITIES (VI)	***728***	***243***	***(114)***
CHANGE IN CASH AND CASH EQUIVALENTS (IV-V+VI)	***259***	***(425)***	***(490)***
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	***749***	***749***	***1,003***
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	***1,003***	***324***	***545***
Effect of exchange rate movements on cash and cash equivalents	(5)		32
CHANGE IN CASH AND CASH EQUIVALENTS	***259***	***(425)***	***(490)***

(*) Reflects the cash payment made for the acquisition of Ernst & Young's consulting business plus related fees and expenses.
(**) During 2000, Cisco Systems invested € 698 million net of costs related to its purchase of shares in Cap Gemini S.A. and € 170 million net of costs related to its purchase of shares in Cap Gemini Telecom S.A.

TABLEAU DE VARIATION DES CAPITAUX PROPRES CONSOLIDÉS
DU 1ER JANVIER 2000 AU 30 JUIN 2001

(en millions d'euros)	Nombre d'actions	Capital social	Primes d'émission et d'apport	Actions propres	Réserves	Capitaux propres du Groupe
Au 1er janvier 2000	*77 945 108*	*624*	*1 226*	-	*761*	*2 611*
Augmentations de capital par levée d'options	1 025 565	8	24		-	32
Apport des activités conseil d'Ernst & Young						
- augmentation de capital par l'émission d'actions pour rémunérer l'apport	42 737 107	342	9 060	-	-	9 402
- coûts directement imputables à l'acquisition, nets d'impôts, déduits de la prime d'émission	-	-	(148)	-	-	(148)
- actif d'impôt lié à l'acquisition des activités Conseil d'Ernst & Young	-	-	698	-	-	698
- écart entre prix d'acquisition et valeur nette comptable des actifs apportés	-	-	(9 497)	-	-	(9 497)
Elimination de 192 538 actions propres détenues au 31 décembre 2000	-	-	33	(33)	-	-
Augmentation de capital par l'émission d'actions pour la prise de participation de Cisco Systems nets des coûts liés à l'acquisition	2 597 764	21	677	-	-	698
Dividendes distribués au titre de 1999	-	-	-	-	(78)	(78)
Ecart de conversion	-	-	-	-	(1)	(1)
Résultat net (part du Groupe)	-	-	-	-	431	431
Au 31 décembre 2000	*124 305 544*	*995*	*2 073*	*(33)*	*1 113*	*4 148*
Augmentations de capital par levée d'options	794 752	6	15	-	-	21
Apport des activités conseil d'Ernst & Young (1)	-	-	33	-	-	33
Dividendes distribués au titre de 2000	-	-	-	-	(149)	(149)
Elimination de 30 051 actions propres retournées lors du premier semestre 2001	-	-	5	(5)	-	-
Précompte sur exercice 2000	-	-	-	-	(15)	(15)
Ecart de conversion	-	-	-	-	162	162
Résultat net (part du Groupe)	-	-	-	-	111	111
Au 30 juin 2001	*125 100 296*	*1 001*	*2 126*	*(38)*	*1 222*	*4 311*

(1) La variation de la prime d'émission de 33 millions d'euros provient principalement de la reprise de provisions constatées dans le bilan d'ouverture d'Ernst & Young au 23 Mai 2000.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY
FROM JANUARY 1, 2000 TO JUNE 30, 2001

(in millions of euros)	Number of shares	Share capital	Additional paid-in capital	Treasury stock	Retained earnings	Shareholders' equity
At January 1, 2000	***77,945,108***	***624***	***1,226***	-	***761***	***2,611***
Increase in share capital upon exercise of options	1,025,565	8	24	-	-	32
Acquisition of the Ernst & Young consulting business:						
- share issue	42,737,107	342	9,060	-	-	9,402
- costs directly relating to the acquisition, net of tax, written off against the premium on the shares	-	-	(148)	-	-	(148)
- deferred tax asset as a result of acquisition of the Ernst & Young consulting business	-	-	698	-	-	698
- difference between acquisition cost and book value of contributed assets	-	-	(9,497)	-	-	(9,497)
Elimination of treasury stock (192,538 shares) held at December 31, 2000	-	-	33	(33)	-	-
Issuance of shares to Cisco Systems, net of costs related directly to the transaction	2,597,764	21	677	-	-	698
Dividends paid	-	-	-	-	(78)	(78)
Translation adjustment	-	-	-	-	(1)	(1)
Net income for 2000	-	-	-	-	431	431
At December 31, 2000	***124,305,544***	***995***	***2,073***	***(33)***	***1,113***	***4,148***
Increase in share capital upon exercise of options	794,752	6	15	-	-	21
Acquisition of the Ernst & Young consulting business (1)	-	-	33	-	-	33
Dividends paid	-	-	-	-	(149)	(149)
Elimination of treasury stock (30,051 shares) held during first-half 2001	-	-	5	(5)	-	-
Dividend equalization tax for 2000	-	-	-	-	(15)	(15)
Translation adjustments	-	-	-	-	162	162
Net income for the first-half of 2001	-	-	-	-	111	111
At June 30, 2001	***125,100,296***	***1,001***	***2,126***	***(38)***	***1,222***	***4,311***

(1) The € 33 million increase in additional paid-in capital reflects the reversal of provisions recorded in Ernst & Young's opening balance sheet at May 23, 2000.

NOTES SUR LES COMPTES SEMESTRIELS CONSOLIDÉS

Les comptes consolidés au 30 juin 2000 étaient composés d'un semestre complet d'activité du Groupe Cap Gemini et de six semaines (du 23 mai 2000 au 30 juin 2000 inclus) des activités de conseil d'Ernst & Young apportées au Groupe Cap Gemini le 23 mai 2000. Les comptes consolidés au 30 juin 2001 sont composés d'un semestre complet d'activité du Groupe Cap Gemini Ernst & Young.

Afin de faciliter la comparaison des informations financières, le compte de résultat pro forma du premier semestre 2000 du Groupe est présenté dans la note 3 ci-après et comporte certaines différences avec celui présenté dans le rapport relatif au premier semestre 2000. En effet, les comptes pro forma du premier semestre 2000 ont été ajustés en vue de leur mise en conformité avec le périmètre, les méthodes d'évaluation et les règles comptables appliquées lors de la clôture de l'exercice 2000. Cet ajustement porte notamment sur la ligne impôts qui inclut désormais une charge d'impôts théorique pour les activités conseil d'Ernst & Young en Amérique du Nord.

1- Principes comptables

Les comptes consolidés ont été établis en conformité avec les principes et normes comptables français et notamment avec le règlement n°99-02 du Comité de la Réglementation Comptable homologué le 22 juin 1999 et, pour les comptes intermédiaires, avec la recommandation n° 99.R.01 du 18 mars 1999 émise par le Conseil National de la Comptabilité.
Les principes comptables appliqués par le Groupe sont détaillés dans les "Notes sur les comptes consolidés du Groupe Cap Gemini" incluses dans le Document de Référence 2000.

2- Evolution du périmètre de consolidation au premier semestre 2001

Le 28 avril 2001, Cap Gemini SA a acheté 5,6% du capital de Cap Gemini NV pour un montant de 164 millions d'euros, portant ainsi sa participation dans Cap Gemini NV à 99,8%. Aucun autre mouvement de périmètre significatif n'a eu lieu durant le premier semestre 2001.

3- Comptes pro forma

Des comptes semestriels pro forma du Groupe Cap Gemini Ernst & Young pour 2000 ont été établis de façon à refléter l'activité du nouveau Groupe selon son périmètre au 30 juin 2001.

Les activités de conseil d'Ernst & Young faisant l'objet de l'apport à Cap Gemini étaient exercées soit dans le cadre de partnerships regroupant aussi les autres activités d'Ernst & Young (audit, juridique et fiscal), soit dans le cadre d'entités juridiques spécifiques au conseil, ces entités n'ayant pas toutes les mêmes dates de clôture. Les états financiers d'Ernst & Young ont donc été consolidés, ajustés des effets de l'opération et retraités suivant les principes comptables de Cap Gemini.

En particulier, le compte de résultat a été ajusté pour tenir compte de la diminution des produits financiers liée au paiement en numéraire des 375 millions d'euros et des frais relatifs à l'opération comme si ces décaissements avaient été effectués au 1er janvier 2000. Le retraitement porte sur 7 millions d'euros pour la période allant du 1er janvier au 23 mai 2000.

D'autres ajustements ont été effectués et sont détaillés ci-dessous :

- Ajustements nécessaires pour refléter la rémunération des associés comme si les accords conclus entre eux et Cap Gemini avaient été appliqués dès le 1er janvier 2000. En effet, dans le cadre de sociétés en "partnership", la rémunération des associés n'était pas prise en charge dans les comptes, le montant correspondant aux accords a donc été enregistré dans les comptes pro forma. Dans les autres cas, l'ajustement correspond à l'effet de ces accords sur la rémunération des associés,

- Ajustements visant à refléter les produits et les charges de l'activité conseil d'Ernst & Young comme si elle avait été conduite dans l'environnement Cap Gemini dès le 1er janvier 2000. Ces ajustements sont principalement composés de la substitution aux frais alloués forfaitairement par Ernst & Young à l'activité conseil des frais supportés par cette activité conformément aux accords passés entre Cap Gemini et Ernst & Young (accords sur les "services partagés") pour le premier semestre 2000,

- Ajustements de la charge d'impôts afin de constater une charge théorique calculée au taux de chacun des pays.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements for the six months ended June 30, 2000 include the Cap Gemini Group's results for the full six-month period and six weeks' results of the Ernst & Young consulting business (from May 23, 2000 to June 30, 2000 inclusive), which was acquired by the Cap Gemini Group on May 23, 2000.

In order to permit meaningful period-on-period comparisons, pro forma statements of income for first-half 2000 are set out in Note 3. There are certain differences between the pro forma income statement and the one published in the first-half 2000 interim report. These differences result from adjustments made to the published financial statements to reflect the scope of consolidation, valuation methods and accounting policies applied at the December 31, 2000 year-end. These adjustments mainly concern income tax, which now includes a theoretical tax charge on the profit of the Ernst & Young Consulting business in North America.

1- Accounting policies

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including Accounting Standards Committee (CRC) standard 99-02 of June 22, 1999 and, for the interim financial statements, in accordance with National Accounting Board (CNC) recommendation 99.R.01 dated March 18, 1999.
Details of the accounting policies applied by the Group are set out in the Notes to the Consolidated Financial Statements in the 2000 Annual Report.

2- Changes in the scope of consolidation during first-half 2001

On April 28, 2001, Cap Gemini S.A. bought 5.6% of the capital of Cap Gemini NV for an amount totaling € 164 million, thus raising its stake in Cap Gemini NV to 99.8%. There was no other significant change in the scope of consolidation during the period.

3- Pro forma accounts

The Cap Gemini Ernst & Young Group pro forma interim consolidated financial statements for the first-half 2000 have been prepared to reflect the new group structure at June 30, 2001.

The Ernst & Young consulting business contributed to Cap Gemini was previously conducted by partnerships that included other Ernst & Young businesses (audit, tax and legal services), or by legal entities dedicated to the consulting business which did not all have the same year-end. Ernst & Young's financial statements have therefore been consolidated after adjustments for the effects of the acquisition, and restated in accordance with Cap Gemini group accounting policies.

In particular, the statement of income has been adjusted to take into account the reduction in interest income due to the € 375 million cash payment and the fees associated with the transaction, as if the payment had been made and the fees settled on January 1, 2000. The restatement involves € 7 million for the period between January 1, 2000 and May 23, 2000.

The other adjustments made are as follows:

- Adjustments to reflect the partners' compensation as if the agreements signed by them with Cap Gemini had come into effect on January 1, 2000. In the case of the partnerships, the partners' compensation was not recorded in the accounts, and the amount corresponding to the agreements has therefore been recorded in the pro forma financial statements. In all other cases, the adjustment corresponds to the impact of the agreements on the partners' compensation,

- Adjustments to reflect the revenues and expenses of the Ernst & Young consulting business as if it had been conducted in the Cap Gemini environment as from January 1, 2000. These adjustments mainly concern the replacement of the costs allocated by Ernst & Young to the consulting business according to a standard formula with the costs of the business for the first half of 2000, as specified in the shared services agreement between Cap Gemini and Ernst & Young.

- Adjustments to the tax charge to record the theoretical tax payable, calculated at the tax rate in force in each country.

COMPTES DE RÉSULTAT PRO FORMA

(en millions d'euros)	1er semestre 2000		1er semestre 2001	
	Montants	%	Montants	%
PRODUITS D'EXPLOITATION	***4 110***	***100,0***	***4 440***	***100,0***
Charges d'exploitation	(3 701)	(90,0)	(4 171)	(93.9)
RÉSULTAT D'EXPLOITATION	***409***	***10,0***	***269***	***6,1***
Produits/frais financiers (net)	(11)	(0.3)	9	0.2
Autres produits et charges (net)	(41)	(1,0)	(53)	(1,2)
RÉSULTAT AVANT IMPÔTS DES SOCIÉTÉS INTÉGRÉES	***357***	***8,7***	***225***	***5,1***
Impôts	(151)	(3,7)	(100)	(2,3)
RÉSULTAT NET DES SOCIÉTÉS INTÉGRÉES AVANT AMORTISSEMENT DES ÉCARTS D'ACQUISITION	***206***	***5,0***	***125***	***2,8***
Résultat des sociétés mises en équivalence	(5)	(0,2)	(1)	-
Intérêts minoritaires	(4)	(0,1)	-	-
RÉSULTAT NET (PART DU GROUPE) AVANT AMORTISSEMENT DES ÉCARTS D'ACQUISITION	***197***	***4,8***	***124***	***2,8***
Amortissement des écarts d 'acquisition	(12)	(0,3)	(13)	(0,3)
RÉSULTAT NET (PART DU GROUPE)	***185***	***4,5***	***111***	***2,5***

Par action	1er semestre 2000	1er semestre 2001
Nombre moyen d'actions (1)	**121 027 447**	**124 607 381**
Nombre moyen potentiellement dilutif d'options de souscription d'actions	4 227 761	2 159 068
Nombre moyen d'actions retraité	**125 255 208**	**126 766 449**
Résultat net (Part du Groupe)	185	111
RÉSULTAT NET PAR ACTIONS (EN EUROS) (2)	*1,53*	*0,89*
RÉSULTAT NET DILUÉ PAR ACTIONS (EN EUROS) (3)	*1,48*	*0,88*

(1) pour le premier semestre 2001, correspond au nombre moyen d'actions tel qu'il aurait été si l'augmentation de capital pour rémunérer l'apport des activités de conseil d'Ernst & Young avait été faite au 1er janvier 2000.
(2) résultat net part du groupe rapporté au nombre moyen d'actions
(3) résultat net part du groupe rapporté au nombre moyen d'actions retraité

Les comptes pro forma du premier semestre 2000 ont été ajustés en vue de leur mise en conformité avec le périmètre, les méthodes d'évaluation et les règles comptables appliquées lors de la clôture de l'exercice 2000. Cet ajustement porte notamment sur la ligne impôts qui inclut désormais une charge d'impôt théorique pour les activités conseil d'Ernst & Young en Amérique du Nord.

PRO FORMA STATEMENTS OF INCOME

(in millions of euros)	First-half 2000		First-half 2001	
	Amount	%	Amount	%
OPERATING REVENUE	***4,110***	***100.0***	***4,440***	***100.0***
Operating expenses	(3,701)	(90.0)	(4,171)	(93.9)
OPERATING INCOME	***409***	***10.0***	***269***	***6.1***
Interest income/(expense), net	(11)	(0.3)	9	0.2
Other revenue and expenses, net	(41)	(1.0)	(53)	(1.2)
INCOME OF FULLY CONSOLIDATED COMPANIES BEFORE TAX	***357***	***8.7***	***225***	***5.1***
Income tax	(151)	(3.7)	(100)	(2.3)
NET INCOME OF FULLY CONSOLIDATED COMPANIES BEFORE AMORTIZATION OF GOODWILL	***206***	***5.0***	***125***	***2.8***
Equity in net results of affiliates	(5)	(0.2)	(1)	-
Minority interests	(4)	(0.1)	-	-
NET INCOME BEFORE AMORTIZATION OF GOODWILL	***197***	***4.8***	***124***	***2.8***
Amortization of goodwill	(12)	(0.3)	(13)	(0.3)
NET INCOME	***185***	***4.5***	***111***	***2.5***

Earnings per share	First-half 2000	First-half 2001
Average number of shares (1)	121,027,447	124,607,381
Weighted average number of stock options	4,227,761	2,159,068
Adjusted average number of shares	125,255,208	126,766,449
Net income	185	111
PRIMARY EARNINGS PER SHARE (IN euros) (2)	*1.53*	*0.89*
DILUTED EARNINGS PER SHARE (IN euros) (3)	*1.48*	*0.88*

(1) For first-half 2001, corresponding to the average number of shares that would have been outstanding if the shares issued in payment for the Ernst & Young consulting business had been issued on January 1, 2000.
(2) On the basis of the average number of shares
(3) On the basis of the adjusted average number of shares

Pro forma statements of income for first-half 2000 have been adjusted in order to reflect the scope of consolidation, valuation methods and accounting policies applied at the December 31, 2000 year-end. These adjustments mainly concern income tax, which now includes a theoretical tax charge on the profit of the Ernst & Young Consulting business in North America.

Autres produits et charges

(en millions d'euros)	Exercice 2000	1er semestre 2000	1er semestre 2001
Plus-value de dilution Cisco Systems	134	-	-
Plus et moins-values sur cessions de titres et d'activités	(10)	(13)	4
Plus-values sur cessions d'actifs corporels	(1)	-	28
Profits et pertes de change (net)	(5)	4	3
Coûts de restructuration	(48)	(25)	(85)
Coûts d'intégration	(55)	(4)	-
Autres produits et charges (net)	(6)	(1)	(3)
Total	***9***	***(39)***	***(53)***

Au premier semestre 2000, le solde des autres produits et charges était négatif de -39 millions d'euros et correspondait principalement à :

- 25 millions d'euros de coûts de restructuration en Grande-Bretagne (10 millions d'euros), aux Etats-Unis (5 millions d'euros) et en Allemagne (10 millions d'euros dont 8 millions d'euros liés à la cession d'activités de développement de progiciels),
- 4 millions d'euros de frais d'intégration entre les activités Cap Gemini, Gemini Consulting et Ernst & Young Consulting,
- 13 millions d'euros de moins-value latente sur les titres Hagler-Bailly.

Au premier semestre 2001, les autres produits et charges (net) sont de -53 millions d'euros et sont principalement composés de :

- 85 millions d'euros de coûts de restructuration liés, pour l'essentiel, aux réductions d'effectifs portant sur un total d'environ 2 700 personnes, principalement aux Etats-Unis, en Grande Bretagne, dans les pays nordiques et dans l'ensemble des activités télécoms du Groupe.
- 29 millions d'euros de plus-value de cession correspondant à la cession de la majeure partie de nos activités de "business process outsourcing" au Royaume-Uni, réalisée au premier semestre 2001.

Impôts

(en pourcentage)	Exercice 2000	1er semestre 2000	1er semestre 2001
Taux d'imposition en France	***37,8***	***37,8***	***36,4***
Eléments de rapprochement avec le taux effectif:			
Résultats imputés sur déficits reportables	(0,4)	-	(0,9)
Impôts différés nets sur déficits reportables	(0,2)	2,2	4,0
Différences de taux d'imposition entre pays	0,7	(0,6)	0,4
Effet lié à l'apport des activités conseil d'Ernst & Young	-	-	(4,9)
Non taxation de la plus-value de dilution Cisco	(7,2)	-	-
Différences permanentes et autres éléments	3,1	(1,1)	9,4
Taux effectif d'impôt	***33,8***	***38,3***	***44,4***

Le taux effectif d'impôt ressort à 44,4% sur le premier semestre 2001 contre 38,3% sur le premier semestre 2000. Cette augmentation provient principalement de :

- La non activation des pertes reportables du premier semestre 2001 principalement en Suisse et en Asie Pacifique compte tenu des incertitudes liées à leur utilisation future.

- L'effet lié à l'apport des activités conseil d'Ernst & Young aux Etats-Unis, qui correspond à la mise à jour au 30 juin 2001 des hypothèses retenues lors de la reconnaissance, au 31 décembre 2000, de cet actif d'impôt différé (voir note 19 aux états financiers dans le Document de Référence du 31 décembre 2000). Cette mise à jour conduit à la constatation d'un produit de 14 millions d'euros : 3 millions d'euros enregistrés en produits financiers résultant de l'actualisation des économies d'impôt futures et 11 millions d'euros enregistrés en impôts qui ont pour effet de réduire le taux effectif d'impôt du Groupe de 4,9 points.

- L'importance des différences permanentes et autres éléments qui, au premier semestre 2001, comprennent :
  - des impôts sur les sociétés qui ne sont pas assis sur le résultat fiscal de ces sociétés aux Etats-Unis (impôts fédéraux) et en Italie,
  - des différences permanentes notamment aux Etats-Unis, en Grande-Bretagne et en Allemagne
  - et une charge d'impôt exceptionnelle sur la plus-value de cession des activités de « business process outsourcing » au Royaume-Uni dont le taux effectif ressort à 48% à comparer à un taux théorique de 30% au Royaume-Uni.

4 - Other revenues and expenses, net

(in millions of euros)	Full year 2000	First-half 2000	First-half 2001
Cisco Systems dilution gain	134	-	-
Gains/(losses) on disposals of shares and businesses	(10)	(13)	4
Gains/(losses) on disposals of property, plant and equipment	(1)	-	28
Foreign exchange gains/(losses), net	(5)	4	3
Restructuring costs	(48)	(25)	(85)
Integration costs	(55)	(4)	-
Other, net	(6)	(1)	(3)
Total	***9***	***(39)***	***(53)***

In the first half of 2000, the Group had net other expense of € 39 million, mainly comprising:

- € 25 million in restructuring costs, including € 10 million in the United Kingdom, € 5 million in the US and € 10 million in Germany, of which € 8 million concerned the disposal of part of the software package development business,
- € 4 million in costs related to the integration of the Cap Gemini, Gemini Consulting and Ernst & Young consulting businesses,
- The recognition of a € 13 million unrealized loss on Hagler-Bailly shares.

For first-half 2001, the Group had net other expense of € 53 million, mainly comprising:

- € 85 million in restructuring costs in connection with the reduction in the number of employees of around of 2,700 employees, mainly in the US, the UK, the Nordic countries and across all of the telecoms market unit.
- A gain of € 29 million on the disposal of the bulk of the Group's business process outsourcing activities in the United Kingdom, in the first half of 2001.

5 - Income tax

Effective tax rate

(in %)	Full year 2000	First-half 2000	First-half 2001
Standard tax rate in France	*37.8*	*37.8*	*36.4*
Impact (%) of:			
Utilization of tax-loss carryforwards	(0.4)	-	(0.9)
Net deferred tax assets corresponding to tax-loss carryforwards	(0.2)	2.2	4.0
Differences in rates between countries	0.7	(0.6)	0.4
Effect of the acquisition of Ernst & Young's consulting business	-	-	(4.9)
Non-deductibility of Cisco dilution gain	(7.2)	-	-
Permanent differences and other items	3.1	(1.1)	9.4
Effective tax rate	*33.8*	*38.3*	*44.4*

The effective tax rate stood at 44.4% during first-half 2001, versus 38.3% in the prior-year period. The increase stems mainly from:

- Non-recognition of tax-loss carryforwards for the first six months of 2001, mainly in Switzerland and the Asia-Pacific region, owing to the uncertainties of their future utilization.

- The impact of the acquisition of Ernst & Young's US consulting business. A benefit of € 14 million was recognized, which corresponds to the update at June 30, 2001 of the assumptions used as of December 31, 2000 to recognize the North American tax credit. (See note 19 to the consolidated financial statements in the 2000 Annual Report) breaking down into an amount of € 3 million in interest income for discounting of future tax savings and € 11 million in taxes, leading to a 4.9 point reduction at the Group level.

- Permanent differences and other factors arising in first-half 2001:
  - taxes not based on taxable income in Italy and in US (federal taxes),
  - permanent differences especially in US, United Kingdom and Germany,
  - and an exceptional tax charge on the profit realized on the sale of business process outsourcing activities in the United Kingdom, with an effective tax rate of 48% compared with a theoretical tax rate of 30%.

4- Plans d'options de souscription d'actions

L'Assemblée Générale des actionnaires a autorisé le 3 juin 1993, le 24 mai 1996 et le 23 mai 2000 le Conseil d'Administration ou le Directoire à consentir à un certain nombre de collaborateurs du Groupe, en une ou plusieurs fois, et ce pendant un délai de cinq ans, des options donnant droit à la souscription d'actions.

Les principales caractéristiques de ces 3 plans, qui portent encore effet au 30 juin 2001, sont résumées dans le tableau ci-après :

		Plan 1993	Plan 1996	Plan 2000
Date de l'Assemblée		3 juin 1993	24 mai 1996	23 mai 2000
Date des premières attributions au titre de ce plan		1er juillet 1993	1er juillet 1996	1er septembre 2000
Délai maximum d'exercice des options à compter de leur date d'attribution		6 ans	6 ans	6 ans
Prix de souscription en % de la moyenne des vingt séances de Bourse précédant l'octroi		95 %	80 %	80 %
Prix de souscription (par action et en euros) des différentes attributions :	. Plus bas	18,65	22,79	161,00
	. Plus haut	28,61	178,00	161,00
Nombre d'actions souscrites au 30 juin 2001		3 094 428	1 035 634	0
Nombre d'actions au 30 juin 2001 pouvant être souscrites sur des options précédemment consenties et non encore exercées		481 845	(*) 4 436 473	(**) 2 847 135
Dont options détenues par quatre des onze membres du Conseil d'Administration		40 170	170 000	aucune

(*) Soit 72 862 actions au prix de 22,79 euros, 631 508 actions au prix de 29,31 euros, 470 342 actions au prix de 39,52 euros, 585 521 actions au prix de 56,98 euros, 548 015 actions au prix de 87,96 euros, 11 250 actions au prix de 121,80 euros, 222 700 actions au prix de 114 euros, 532 975 actions au prix de 118 euros, 576 300 actions au prix de 178 euros, 427 000 actions au prix de 161 euros et 358 000 actions au prix de 144 euros.
(**) Soit 1 548 035 actions au prix de 161 euros, 1 299 100 actions au prix de 139 euros.

Il est rappelé que dans l'hypothèse d'une publication par la Société des Bourses Françaises d'un avis de recevabilité d'une Offre Publique visant la totalité des titres de capital et des titres donnant accès au capital ou aux droits de vote de la société, les titulaires d'options de souscription d'actions pourront — s'ils le souhaitent — lever aussitôt la totalité des options qui leur ont été consenties (ou le solde en cas de levée(s) partielles(s) déjà effectuée(s)).

6- Stock option plans

At the June 3, 1993, May 24, 1996 and May 23, 2000 Annual Shareholders' Meetings, the Board of Directors was given a five-year authorization to grant stock options to a certain number of Group employees on one or several occasions.

The principal features of the three plans in force as at June 30, 2001, are presented below:

	1993 Plan	1996 Plan	2000 Plan
Date of Shareholders' Meeting	June 3, 1993	May 24, 1996	May 23, 2000
Beginning of exercise period	July 1, 1993	July 1, 1996	September 1, 2000
Exercise period	6 years	6 years	6 years
Exercise price as a % of average quoted market price for the twenty trading days preceding the date of grant	95%	80%	80%
Exercise price per share in €: . Low	18.65	22.79	161.00
. High	28.61	178.00	161.00
Number of shares subscribed as of June 30, 2001	3,094,428	1,035,634	0
Potential number of shares to be created on exercise of options outstanding as of June 30, 2001	481,845	(*)4,436,473	(**)2,847,135
Of which options held by four of the eleven members of the Board of Directors	40,170	170,000	none

(*) 72,862 shares at a price of € 22.79 each; 631,508 shares at a price of € 29.31 each; 470,342 shares at a price of € 39.52 each; 585,521 shares at a price of € 56.98 each; 548,015 shares at a price of € 87.96 each; 11,250 shares at a price of € 121.80 each; 222,700 shares at a price of € 114 each; 532,975 shares at a price of € 118 each; 576,300 shares at a price of € 178 each; 427,000 shares at a price of € 161 each and 358,000 shares at a price of € 144 each.

(**) 1,548,035 shares at a price of € 161 each; 1,299,100 shares at a price of € 139 each.

It should be noted that in the event that the French stockmarket authorities (Société des Bourses Françaises) were to give the go ahead to a public tender offer for all the Company's shares and share equivalents, the holders of stock options would be entitled to exercise all of their options immediately (or their remaining options if any have already been exercised).

7- Intérêts minoritaires

Les intérêts minoritaires qui comprennent la quote-part de la situation nette des filiales détenues par des tiers s'analysent comme suit :

(en millions d'euros)	1er semestre 2000	Exercice 2000	1er semestre 2001
Au 1er janvier	*27*	*27*	*75*
Minoritaires sur augmentation de capital des filiales	-	(1) 38	-
Intérêts minoritaires dans le résultat du Groupe	3	7	-
Rachat des minoritaires de Cap Gemini NV	-	-	(29)
Rachat des minoritaires de Cap Gemini Portugal	(1)	-	-
Minoritaires apportés par Ernst & Young Consulting	13	-	-
Réserve de conversion des minoritaires et autres	-	5	1
Dividendes versés par les filiales aux minoritaires	(2)	(2)	(4)
En fin de période	***40***	***75***	***43***

(1) principalement due à l'augmentation de capital de Cisco Systems pour 171 millions d'euros nette du produit de dilution de 134 millions d'euros.

Le 28 avril 2001, Cap Gemini SA a acquis 5,6% du capital de Cap Gemini NV, portant ainsi sa participation à 99,8%.
Les 43 millions d'euros au 30 juin 2001 correspondent principalement aux intérêts minoritaires de Cisco Systems dans Cap Gemini Telecom SA.

8- Endettement net

(en millions d'euros)	30 juin 2000	31 décembre 2000	30 juin 2001
Dettes financières	592	154	183
Trésorerie	(324)	(1 003)	(545)
Endettement net	***268***	***(849)***	***(362)***

L'endettement net comprend :

- les dettes financières à long terme et à court terme, ces dernières comprenant à la fois la part à moins d'un an des endettements à long terme ainsi que des dettes dont la durée est inférieure à un an. Elles se décomposent comme suit:

(en millions d'euros)	30 juin 2000	31 décembre 2000	30 juin 2001
Dettes financières à long terme	88	91	101
Dettes financières à court terme	504	63	82
Dettes financières	***592***	***154***	***183***

- la trésorerie composée des créances financières, des placements à court terme et du disponible en banque diminués des découverts bancaires s'analyse comme suit :

(en millions d'euros)	30 juin 2000	31 décembre 2000	30 juin 2001
Créances financières et placements à court terme	183	666	274
Banques	240	463	353
Découverts bancaires	(99)	(126)	(82)
Trésorerie	***324***	***1 003***	***545***

Les dettes financières à court terme et les découverts bancaires s'additionnent donc de la façon suivante:

(en millions d'euros)	30 juin 2000	31 décembre 2000	30 juin 2001
Dettes financières à court terme	504	63	82
Découverts bancaires	99	126	82
Dettes financières à court terme et découverts bancaires	***603***	***189***	***164***

7- Minority interests

Minority interests correspond to third parties' equity in the net assets of subsidiaries. Movements for the period can be analyzed as follows:

(in millions of euros)	First-half 2000	Full year 2000	First-half 2001
At January 1	*27*	*27*	*75*
Minority interests in increase in share capital of subsidiaries	-	(1) 38	-
Minority interests in net income of subsidiaries	3	7	-
Purchase of Cap Gemini NV minority interests	-	-	(29)
Purchase of Cap Gemini Portugal minority interests	(1)	-	-
Minority interests inherited from Ernst & Young Consulting	13	-	-
Minority interests in cumulative translation adjustment and other	-	5	1
Dividends paid by subsidiaries to minority interests	(2)	(2)	(4)
At Period-end	***40***	***75***	***43***

(1) Mainly corresponding to the issuance of shares to Cisco Systems for € 171 million net of the related dilution gain of € 134 million.

On April 28, 2001, Cap Gemini S.A. acquired 5.6% of the capital of Cap Gemini NV, thus increasing its stake to 99.8%.
The amount of € 43 million mainly concerns Cisco Systems' minority interest in Cap Gemini Telecom S.A.

8- Net debt

(in millions of euros)	June 30, 2000	December 31, 2000	June 30, 2001
Debt	592	154	183
Cash and cash equivalents	(324)	(1,003)	(545)
Net debt	*268*	*(849)*	*(362)*

Net debt comprises the following items:
- long-term and short-term debt, the latter comprising the current portion of long-term debt and amounts originally due within a year. The change in the various components of net debt can be analyzed as follows:

(in millions of euros)	June 30, 2000	December 31, 2000	June 30, 2001
Long-term debt	88	91	101
Short-term debt	504	63	82
Total debt	***592***	***154***	***183***

- Cash and cash equivalents composed of financial receivables, short-term investments and cash, less bank overdrafts can be analyzed as follows:

(in millions of euros)	June 30, 2000	December 31, 2000	June 30, 2001
Financial receivables and short-term investments	183	666	274
Cash	240	463	353
Bank overdrafts	(99)	(126)	(82)
Total cash and cash equivalents	*324*	*1,003*	*545*

Short-term debt and bank overdrafts are broken down in the following manner:

(in millions of euros)	June 30, 2000	December 31, 2000	June 30, 2001
Short-term debt	504	63	82
Bank overdrafts	99	126	82
Total short-term debt and bank overdrafts	*603*	*189*	*164*

9- Effectifs

Les effectifs de fin de période se répartissent entre les principales zones géographiques du Groupe de la manière suivante :

	31 décembre 2000		30 juin 2000		30 juin 2001	
	Effectifs	**%**	**Effectifs**	**%**	**Effectifs**	**%**
Amérique du Nord	11 428	19	11 070	20	11 458	19
Grande-Bretagne et Irlande	9 779	17	8 783	16	8 712	14
Pays Nordiques	4 877	8	4 678	8	5 194	9
Bénélux	9 549	16	9 199	17	9 808	16
Allemagne et Europe Centrale	3 279	6	3 029	5	3 411	6
France	13 334	22	12 114	22	13 908	23
Europe du Sud	5 291	9	4 747	9	5 718	9
Asie-Pacifique	2 012	3	1 767	3	2 045	3
Total	***59 549***	***100***	***55 387***	***100***	***60 254***	***100***

10- Activité par zone géographique

La décomposition des produits et des résultats d'exploitation, ainsi que des actifs immobilisés et des créances d'exploitation par zone géographique est la suivante :

(en millions d'euros)	Produits d'exploitation	%	Résultats d'exploitation	%	Actif immobilisé	%	Créances d'exploitation	%
Amérique du Nord	1 525	34	114	42	561	23	586	22
Grande-Bretagne et Irlande	750	17	28	10	697	28	432	16
Pays Nordiques	304	7	8	3	126	5	185	7
Bénélux	520	12	73	27	459	19	357	13
Allemagne et Europe Centrale	289	7	12	4	152	6	227	8
France	710	16	31	12	424	17	602	22
Europe du Sud	239	5	11	4	45	2	257	9
Asie-Pacifique	103	2	(8)	(3)	13	1	70	3
Total	***4 440***	***100***	***269***	***100***	***2 477***	***100***	***2 716***	***100***

Les produits et résultats d'exploitation par géographie comprennent les activités télecom, média et réseaux de la société commune créée avec Cisco. Les résultats d'exploitation incluent une quote-part des coûts centraux et transnationaux répartis au prorata du chiffre d'affaires de chaque géographie.

9- Number of employees

The number of employees by geographic area at December 31, 2000 and June 30, 2000 and 2001 was as follows:

	December 31, 2000		June 30, 2000		June 30, 2001	
	Number of employees	%	Number of employees	%	Number of employees	%
North America	11,428	19	11,070	20	11,458	19
United Kingdom & Ireland	9,779	17	8,783	16	8,712	14
Nordic countries	4,877	8	4,678	8	5,194	9
Benelux	9,549	16	9,199	17	9,808	16
Germany and Central Europe	3,279	6	3,029	5	3,411	6
France	13,334	22	12,114	22	13,908	23
Southern Europe	5,291	9	4,747	9	5,718	9
Asia-Pacific	2,012	3	1,767	3	2,045	3
TOTAL	*59,549*	*100*	*55,387*	*100*	*60,254*	*100*

10- Geographic segment information

A breakdown of operating revenue and operating income, fixed assets and accounts and notes receivable, net by geographic segment is provided in the table below.

(in millions of euros)	Operating revenue	%	Operating income	%	Non-current assets	%	Accounts and notes receivable	%
North America	1,525	34	114	42	561	23	586	22
United Kingdom & Ireland	750	17	28	10	697	28	432	16
Nordic countries	304	7	8	3	126	5	185	7
Benelux	520	12	73	27	459	19	357	13
Germany and Central Europe	289	7	12	4	152	6	227	8
France	710	16	31	12	424	17	602	22
Southern Europe	239	5	11	4	45	2	257	9
Asia-Pacific	103	2	(8)	(3)	13	1	70	3
TOTAL	*4,440*	*100*	*269*	*100*	*2,477*	*100*	*2,716*	*100*

Operating revenue and income by geography include the Telecom Media Network business of the joint venture with Cisco. Operating income includes also a share of central and transnational costs based on operating revenue by geography.

File n° 82-5065

3

Exhibit 3

Ordinary and Extraordinary Shareholders Meeting of Cap Gemini of April 25, 2002

- *Notice of meeting*
- *Agenda*
- *Summary of the draft resolutions presented by the board of Directors*
- *Text of the draft resolutions presented by the Board of Directors*
- *2001 business review*
- *Five year Financial summary*

CAP GEMINI ERNST & YOUNG

Ordinary and Extraordinary Shareholders' Meeting of Cap Gemini of April 25, 2002

- Notice of meeting
- Agenda
- Summary of the draft resolutions presented by the Board of Directors
- Text of the draft resolutions presented by the Board of Directors
- 2001 business review
- Five year financial summary

Unofficial translation from French
The English translation is for information purposes only ; in case of discrepancy, the French version shall prevail

CAP GEMINI ERNST & YOUNG

CAP GEMINI

"Société Anonyme" with capital of € 1,001,954,048
Head office: 11 rue de Tilsitt, 75017 Paris
Registered with the Paris Companies Registry under number 330 703 844

Paris, April 8, 2002

NOTICE OF MEETING

The shareholders of Cap Gemini are invited to attend the Ordinary and Extraordinary Shareholders' Meeting to be held on **Thursday April 25, 2002** at **10:00 a.m.** at Pavillon d'Armenonville, Allée de Longchamp, Bois de Boulogne, Paris 75016. The agenda of the Meeting and the proposed resolutions are set out below.

AGENDA

ORDINARY SHAREHOLDERS' MEETING

- Report of the Board of Directors, presentation of the financial statements of the Company and the Group for the year ended December 31, 2001;
- Reports of the Statutory Auditors on the financial statements and the agreements governed by article L.225-38 of the Commercial Code;
- Examination and approval of the 2001 financial statements;
- Appropriation of net income, dividend to be paid out of additional paid-in capital;
- Authorization to be given to the Board of Directors to buy back the Company's shares;
- Renewal of Statutory Auditors' term of office;
- Appointment of new Statutory Auditors;
- Appointment of two new Substitute Auditors;

EXTRAORDINARY SHAREHOLDERS' MEETING

- Authorization and powers to be given to the Board of Directors to cancel the shares bought back by the Company;

- Capital reduction to cancel returned shares; powers to be given to Board of Directors to carry out all operations relating to the reduction of capital;

- Amendments to the twenty-fourth resolution of the Extraordinary Shareholders' Meeting of May 23, 2000;

- Authorization and powers to be given to the Board of Directors to issue shares, to be paid up in cash, for subscription by Cap Gemini Ernst & Young employees participating in a Company Savings Plan (PEE) or Voluntary Employee Savings Plan (PPESV);

- Authorization and powers to be given to the Board of Directors to issue shares for subscription by a Group company specifically dedicated for the purpose, in order to set up an employee savings plan for the employees of certain foreign companies who do not subscribe to Cap Gemini shares through a corporate mutual fund, in accordance with conditions similar to those provided to the employees under the thirteenth resolution;

- Authorization and powers to be given to the Board of Directors to issue equity warrants exercisable for shares with a maximum aggregate par value of € 400 million, with or without pre-emptive rights for existing shareholders to subscribe for the equity warrants;

- Authorization and powers to be given to the Board of Directors to issue securities convertible, redeemable, exchangeable or otherwise exercisable for shares (hybrid securities) with a maximum aggregate par value of € 400 million, with or without pre-emptive rights for existing shareholders to subscribe for the hybrid securities;

- General ceiling on financial authorizations;

- Introduction of specific disclosure thresholds;

- Alignment of the bylaws with the provisions of Act no. 2001-420 of May 15, 2001 dealing with new economic regulations.

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Holders of registered shares will be entitled to attend the meeting, be represented by proxy or cast a postal vote provided that their shares are registered in an account with the Company at least five days prior to the date of the meeting.

Holders of bearer shares will be required to obtain a certificate from their bank or broker stating that their shares have been placed in a blocked account preventing their sale prior to the meeting. The certificate should be deposited, at least five days prior to the meeting, at the head office or a branch of either:

- Crédit Lyonnais
- Lazard Frères Banque
- Banque Neuflize, Schlumberger, Mallet, Demachy
- BNP Paribas
- CDC IXIS
- Crédit Agricole Investor Services Corporate Trust
- Société Générale

All shareholders are entitled to cast postal votes.
Combined postal voting forms/forms of proxy will be sent to all holders of registered shares. Holders of bearer shares wishing to cast a postal vote or to be represented by proxy should request the applicable form from the head office of the Company or one of the above mentioned banks. Such requests should be made by registered mail with return receipt requested and should reach the Company or bank at least six days prior to the date of the meeting.

Postal or proxy votes will only be taken into account if received at least three days before the meeting at the Company's head office or at Euro Emmetteurs Finance, Assemblées Générales, 48, boulevard des Batignolles, 75850 Paris Cedex 17, or at least five days before the meeting at one of the banks referred to above.
Holders of bearer shares should attach the above-mentioned certificate from their bank or broker to their returned postal voting forms/forms of proxy.

Shareholders who plan to attend the meeting in person are invited to notify one of the above banks in writing before April 19, 2002. In return, they will be sent an admittance card.

The notice of meeting was published in the *Bulletin d'Annonces Légales Obligatoires* on March 22, 2002.

The Board of Directors

SUMMARY OF THE RESOLUTIONS PRESENTED BY THE BOARD OF DIRECTORS

RESOLUTIONS PRESENTED AT THE ORDINARY SHAREHOLDERS' MEETING

First, second, third and fourth resolutions: Approval of the 2001 financial statements and presentation of the 2001 consolidated financial statements, appropriation of net income and approval of the Statutory Auditors' special report on regulated agreements, as required by law.

Fifth resolution: Authorization to buy back the Company's shares.

Sixth to ninth resolutions: Renewal of the Statutory Auditors' term of office, appointment of new Statutory Auditors and two new Substitute Auditors.

RESOLUTIONS PRESENTED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING

Tenth resolution: Authorization to cancel shares bought back by the Company.

Eleventh resolution: Authorization for capital reduction to cancel returned shares.

Twelfth resolution: Amendments to the twenty-fourth resolution of the Extraordinary Shareholders' Meeting of May 23, 2000 concerning employee share ownership;

Thirteenth resolution: Authorization to the Board of Directors to issue shares, to be paid up in cash, for subscription by Cap Gemini Ernst & Young employees participating in a Company Savings Plan (PEE) or Voluntary Employee Savings Plan (PPESV).

Fourteenth resolution: Authorization to the Board of Directors to issue shares for subscription by a Group company specifically dedicated for the purpose, in order to set up an employee savings plan for the employees of certain foreign companies who do not subscribe to Cap Gemini shares through a corporate mutual fund, in accordance with conditions similar to those provided to the employees under the thirteenth resolution.

Fifteenth to nineteenth resolutions: Authorization to the Board of Directors to issue equity warrants and hybrid securities, with or without pre-emptive rights for existing shareholders to subscribe for the equity warrants or hybrid securities.

Twentieth resolution: Inclusion in the Company's bylaws of a specific requirement for shareholders to notify the Company if they hold a percentage of the capital or voting rights representing less than the 1/20th interest required to be disclosed by law.

Twenty-first resolution: Alignment of the bylaws with the provisions of Act no. 2001-420 of May 15, 2001 dealing with new economic regulations.

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TEXT OF THE DRAFT RESOLUTIONS PRESENTED BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

I. RESOLUTIONS PRESENTED AT THE ORDINARY SHAREHOLDERS' MEETING

FIRST RESOLUTION
Approval of the 2001 financial statements

After hearing the following:

- the report of the Board of Directors on the business and position of the Company for the year ended December 31, 2001 and the financial statements for the year,
- and the general report of the Statutory Auditors on their audit of the financial statements,

the General Shareholders' Meeting hereby approves the financial statements for the year ended December 31, 2001, comprising the balance sheet, statement of income and notes, as presented, as well as the transactions reflected in these financial statements or summarized in these reports.

The General Shareholders' Meeting therefore gives discharge to the Board of Directors for its management during the year.

SECOND RESOLUTION
Presentation of the 2001 consolidated financial statements

After hearing the following:

- the report of the Board of Directors on the management of the Group as included in the Report of the Board of Directors,
- and the report of the Statutory Auditors on the consolidated financial statements,

the General Shareholders' Meeting notes that the consolidated financial statements for the year ended December 31, 2001 have been submitted to it.

THIRD RESOLUTION
Regulated agreements

After hearing the Statutory Auditors' special report on agreements governed by article L 225-38 of the Commercial Code, the General Shareholders' Meeting approves the agreements referred to therein.

FOURTH RESOLUTION
Net income appropriation and dividend

The General Shareholders' Meeting approves the recommendations of the Board of Directors and resolves to:

- write off the net loss for the year of € 1,873,798.101.74 against retained earnings,
- pay a dividend of € 0.40 per share, representing a total distribution of € 50,097,702.40, to be paid out of additional paid-in capital.

The dividend is therefore set at € 0.40 per share, payable on each of the 125,244,256 shares issued and outstanding at December 31, 2001. In accordance with the provisions of the 2002

Finance Act, the dividend will give rise to an avoir fiscal tax credit of € 0.20 (50%) per share in the case of private shareholders and legal entities qualifying for the affiliation privilege, and € 0.06 (15%) per share in the case of all other corporate shareholders. The dividend will be paid as from April 26, 2002. If any of the Company's shares are held in treasury stock when the dividend is paid, an amount corresponding to the dividends not paid out on these shares will be credited to retained earnings.

Pursuant to Article 243*bis* of the French General Tax Code, the General Shareholders' Meeting notes that 2000 dividends totaled € 149,166,652.80, representing a dividend per share of € 1.20 paid on 124,305,544 shares, that 1999 dividends totaled € 77,945,108, representing a dividend per share of € 1 paid on 77,945,108 shares, and that 1998 dividends totaled FRF 380,218,619 (€ 57,963,955), representing a dividend per share of FRF 5.50 paid on 69,130,658 shares.

FIFTH RESOLUTION
Authorization to buy back shares

The General Shareholders' Meeting, after hearing the report of the Board of Directors and reviewing the information memorandum approved by the Commission des Opérations de Bourse, authorizes the Board of Directors to buy back the Company's shares on the open market. This authorization is given for a period of eighteen months. The related powers may be delegated by the Board of Directors in accordance with the provisions of Articles L 225-209 *et seq.* of the Commercial Code.

The purpose of this authorization is to allow the Company to:

- hold, exchange, sell, transfer or remit shares in payment, in particular in connection with external growth transactions;

- award shares to employees on the terms and by the methods provided for by law, including in connection with stock option plans or company savings plans;

- stabilize the Company's share price by purchasing and selling shares on the open market;

- optimize the management of the Company's financial position and assets and liabilities;

- cancel shares, subject to adoption of the tenth resolution of the Extraordinary Shareholders' Meeting to be held immediately after this Ordinary Shareholders' Meeting.

The transactions described above may be carried out by any method allowed under the applicable laws and regulations, including through the use of derivative instruments. The entire buyback program may be carried out by means of a block purchase or transfer of shares.

The share buybacks may be carried out at any time, except during the suspension periods specified in Commission des Opérations de Bourse regulation 90-04.

The General Shareholders' Meeting resolves that the maximum number of shares that may be acquired under this resolution may not exceed 10% of the Company's issued capital as of December 31, 2001, corresponding to 12,524,425 shares, and that the total funds invested in the share buybacks may not exceed € 2,504,885,000.

The General Shareholders' Meeting sets the maximum purchase price of the shares at € 200 per share and the minimum sale price at € 60 per share. In the case of a bonus share issue

paid up by capitalizing reserves, or a stock-split or reverse stock-split, the above prices per share will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction.

Full powers are given to the Board of Directors, including the power of delegation, to use this authorization and to:

- place any and all buy and sell orders and enter into any and all agreements for the keeping of a register of share purchases and sales or for any other relevant purposes;

- carry out any and all filing and other formalities and generally do whatever is necessary.

The Board of Directors will be required to report to each General Shareholders' Meeting on the transactions carried out during the year under this authorization.

The authorizations given to the Board of Directors in this resolution replace those given in the fourth resolution of the General Shareholders' Meeting of May 16, 2001.

SIXTH RESOLUTION
Renewal of Statutory Auditors' Term of Office

The General Shareholders' Meeting renews, for a period of six years, the term of office as Statutory Auditors of Coopers & Lybrand Audit, which expired on the date of this meeting.

SEVENTH RESOLUTION
Appointment of new Statutory Auditors

The General Shareholders' Meeting appoints KMPG S.A., registered with the Nanterre Companies Registry under number 775 726 417, Les Hauts de Villiers, 2 bis rue de Villiers 92300 Levallois Perret, as Statutory Auditors for a term of six years to replace Constantin Associés S.A. whose term of office expired on the date of this meeting.

EIGHTH RESOLUTION
Appointment of new Substitute Auditors

The General Shareholders' Meeting appoints Yves Nicolas, 32 rue Guersant, 75017 Paris as substitute for Coopers & Lybrand Audit, for a term equal to that of the Statutory Auditors.

NINTH RESOLUTION
Appointment of new Substitute Auditors

The General Shareholders' Meeting appoints Guillaume Livet, Les Hauts de Villiers, 2 bis rue de Villiers, 92300 Levallois Perret, as substitute for KPMG S.A, for a term equal to that of the Statutory Auditors.

II RESOLUTIONS PRESENTED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING

TENTH RESOLUTION
Authorization to cancel shares acquired under the buyback program

The General Shareholders' Meeting, after hearing the report of the Board of Directors and the Statutory Auditors' special report, authorizes the Board of Directors to:

- cancel – in accordance with Article L.225-209 of the Commercial Code - on one or several occasions at its sole discretion, all or some of the Cap Gemini shares held by the Company, provided that the aggregate number of shares cancelled in any given period of twenty-four months does not exceed 10% of the Company's capital, and to reduce the capital accordingly;

- charge the difference between the purchase price of the cancelled shares and their par value to additional paid-in capital or any distributable reserves.

This authority, which is given for a period of five years from the date of this Meeting, may be delegated by the Board of Directors.

The General Shareholders' Meeting gives full powers to the Board of Directors to use the authorization given in this resolution, to amend the bylaws to reflect the new capital and to carry out all necessary formalities. These powers may also be delegated.

The authorizations given to the Board of Directors in this resolution replace those given in the sixth resolution of the Extraordinary Shareholders' Meeting of May 16, 2001.

ELEVENTH RESOLUTION
Capital reduction to cancel returned shares

The General Shareholders' Meeting, having heard the report of the Board of Directors and the Statutory Auditors' special report, notes that in accordance with the agreements entered into between Cap Gemini and Ernst & Young in connection with the acquisition of Ernst & Young's consulting business which was completed on May 23, 2000, 237,352 Cap Gemini shares had been returned to the Company between April 1, 2001 and March 14, 2002 by people who became employees of the Cap Gemini Ernst & Young Group and then left the Group.

The General Shareholders' Meeting resolves to cancel these shares and to reduce the Company's capital by a total of € 1,898,816, representing the number of shares cancelled (237,352) multiplied by the par value of € 8 per share.

The difference between the cost of these shares reported in Cap Gemini's balance sheet (€ 20,005,124) and their par value (€ 1,898,816), i.e. € 18,106,308 will be charged to the premium recognized on the completion of the above mentioned acquisition.

The General Shareholders Meeting grants the Board of Directors full powers to carry out all operations relating to the reduction of capital after the expiry of the period set out in article 180 of Decree 67-236 of March 23, 1967. This power may be delegated to the Chairman of the Board.

TWELFTH RESOLUTION

Employee share ownership

Amendments to the twenty-fourth resolution of the Extraordinary Shareholders' Meeting of May 23, 2000

After hearing the report of the Board of Directors, the General Shareholders' Meeting resolves (i) to delete paragraph 2 of the twenty-fourth resolution of the May 23, 2000 Extraordinary Shareholders' Meeting and (ii) to limit the ceiling set in the third paragraph of the said resolution - i.e. twelve million (12,000,000) new shares with a par value of € 8 – exclusively to capital increases resulting from the exercise of stock options which the Board of Directors was authorized to grant under the terms of paragraph 1 of the said resolution.

THIRTEENTH RESOLUTION

Employee share ownership

Shares offered for subscription by Cap Gemini Ernst & Young employees participating in a Company Savings Plan (PEE) or Voluntary Employee Savings Plan (PPESV) in accordance with article L. 443-5 of the Labor Code

After hearing the report of the Board of Directors and the Statutory Auditors' special report, and as provided for in articles L. 443-1 *et seq.* of the Labor Code and L. 225-138 of the Commercial Code, the General Shareholders' Meeting:

- authorizes the Board of Directors to increase the capital on one or several occasions by issuing shares to be offered for subscription, in cash, to eligible employees of the Company and related French and foreign companies within the meaning of article L. 225-180 of the Commercial Code. Eligible employees shall be employees who are members of a Cap Gemini Ernst & Young Company Savings Plan (PEE) or Voluntary Employee Savings Plan (PPESV),
- resolves that this authorization shall expire on the date of the Ordinary Shareholders' Meeting to be called to approve the 2002 financial statements;
- resolves that the issue price of the new shares, determined in accordance with the provisions of article L. 443-5 of the Labor Code, will be 85% of the average of the opening prices quoted for the Company's shares on the *Premier Marché* of the Paris Stock Exchange over the twenty trading days preceding the date of the decision made by the Board of Directors or the Chairman of the Board to open the subscription period;
- resolves that the shares issued in accordance with this resolution may be subscribed directly by the employees concerned or through a corporate mutual fund (FCPE) or, where applicable, through an employee share ownership mutual fund (SICAVAS) governed by article L. 214-40-1 of the Monetary and Financial Code;
- notes that these decisions automatically entail the waiver by shareholders of their pre-emptive right to subscribe for the shares to be offered to employees for subscription;
- gives full powers to the Board of Directors to:
  - draw up the list of companies whose employees may be entitled to subscribe for the shares;
  - allow employees a specified period of time to pay up their shares;
  - fix the terms and conditions of membership of the PEE or PPESV and draw up or amend the rules of the plans;

- set the opening and closing dates of the subscription period and the issue price of the shares;
- set the number of new shares to be issued and the applicable rules in the event of over subscription;
- place on record the capital increases;
- carry out any and all transactions and formalities, directly or through a duly authorized representative;
- charge the share issuance costs against the related premiums and deduct from the premiums the amounts necessary to raise the legal reserve to one-tenth of the new capital after each issue;
- amend the Company's bylaws to reflect the new capital and generally, take all appropriate action and do whatever is necessary to comply with the applicable laws and regulations.

- resolves that total issues under the authorization given in this resolution may not represent over three million eight hundred thousand (3,800,000) new shares with a par value of € 8.

These powers may be delegated by the Board of Directors to its Chairman in accordance with the applicable law.

FOURTEENTH RESOLUTION

Employee share ownership

The purpose of this resolution is to set up an employee savings plan for the employees of certain foreign companies related to Cap Gemini within the meaning of article L. 233-16 of the Commercial Code. The plan will operate through a Group company specifically dedicated for the purpose, in accordance with conditions similar to those provided to the employees under the previous resolution.

(Employees of Foreign Companies who wish to participate in this employee share ownership plan must abstain from voting on this resolution).

The General Shareholders' Meeting, after hearing the report of the Board of Directors and the Statutory Auditors' special report:

1. notes that the employees of foreign Cap Gemini Ernst & Young Group companies related to Cap Gemini within the meaning of article L. 233-16 of the Commercial Code whose head offices are in countries where it would be difficult to implement the employee share ownership plan set out in the previous resolutions due to local tax or legal provisions, shall be hereinafter referred to as "Employees of Foreign Companies";

2. as provided for in article L 225-138 of the Commercial Code, authorizes the Board of Directors to increase the capital on one or several occasions by issuing shares to be offered for subscription by Cap Gemini Ernst & Young Employees Worldwide SA, a French *société anonyme* with capital of € 150,000 euros, whose registered office is at 11, rue de Tilsitt, 75017 Paris, registered with the Paris Companies Registry under number 440 330 090, hereinafter referred to as the "Beneficiary";

3. resolves to cancel shareholders' pre-emptive rights to subscribe for the shares to be offered to the Beneficiary for subscription under the terms of this authorization;

4. in accordance with article L-225-206 I of the Commercial Code, resolves that the Board of Directors may not use this authorization until full title to 100% of the share capital of Cap Gemini Ernst & Young Employees Worldwide SA is transferred to one or more credit institutions or investment service providers;

5. resolves that the issue price of the new shares subscribed by the Beneficiary under the terms of this authorization shall be the same as the issue price of the shares offered to other Group employees in accordance with the authorization granted in the previous resolution, i.e. 85% of the average of the opening prices quoted for the Company's shares on the *Premier Marché* of the Paris Stock Exchange over the twenty trading days preceding the date of the decision made by the Board of Directors or the Chairman of the Board to open the subscription period;

6. resolves that this authorization shall expire on the date of the Ordinary Shareholders' Meeting to be called to approve the 2002 financial statements;

7. resolves that the amount of the capital increase or each tranche of capital increase through shares offered for subscription by the Beneficiary shall equal the total aggregate amount subscribed by Employees of Foreign Companies based on the leverage formula (after any applicable reductions), multiplied by 9. The par value and premium of shares subscribed by each employee concerned may not exceed 2.5% of the employee's annual gross salary, with an overall ceiling of € 2,000;

8. resolves that total issues under the authorization given in this resolution may not represent over one million three hundred thousand (1,300,000) new shares with a par value of € 8;

9. that if any share issue is not taken up in full by Employees of Foreign Companies, the capital increase subscribed by the Beneficiary will be limited to the amount calculated in paragraph 7 above.

10. resolves that if the amount calculated in accordance with paragraph 7 above exceeds the amount of each tranche of capital increase, subscriptions by Employees of Foreign Companies shall be reduced in accordance with the principles set out in the Board of Directors' report;

11. gives full powers to the Board of Directors to use this authorization on one or several occasions, to:
    - decide the maximum number of shares to issue, in accordance with the ceilings set down in this resolution and to place on record the final amount of each capital increase;
    - to set the dates and all other terms and conditions of such capital increases, including the threshold below which subscriptions would not be reduced;
    - charge the share issuance costs against the related premiums and deduct from the premiums the amounts necessary to raise the legal reserve to one-tenth of the new capital after each issue;
    - and generally, to enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue and servicing of the shares issued under this authorization and to exercise the rights attached thereto, to place on record the capital increase resulting from share issues in accordance with this authorization and to amend the bylaws accordingly.

These powers may be delegated by the Board of Directors to its Chairman in accordance with the applicable law.

FIFTEENTH RESOLUTION
Public issue of equity warrants with pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue, on one or several occasions, equity warrants exercisable for shares and to increase the share capital by a maximum amount of € 400 million, plus the par value of any shares to be issued in order to protect the rights of warrant-holders.

The equity warrants will be offered to existing shareholders on a pre-emptive basis, pro rata to their existing interest in the Company's capital, said pre-emptive right also applying to warrants not taken up by other shareholders.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for the shares to be issued on exercise of the warrants.

The General Shareholders' Meeting grants the Board of Directors full powers to carry out the equity warrant issue or issues authorized above and to fix the terms and conditions of issue thereof, including:

- the date or dates and terms of issue of the equity warrants and the number of warrants to be included in each issue;
- the number of warrants required to subscribe for one share;
- the periods during which the rights attached to the warrants may be exercised;
- the conditions under which the Company may buy back the equity warrants, at any time or within specified periods;
- the issue price of the shares to be issued on exercise of the warrants and the dividend entitlement accrual date thereof;
- the basis to be used to adjust the terms of exercise of the equity warrants if, while any warrants are still outstanding, the Company carries out any operations which, by law, can be effected only without prejudicing the rights of warrant-holders;
- place on record the number and par value of the shares issued on exercise of the warrants, carry out the formalities related to the corresponding capital increases and amend the bylaws accordingly, pursuant to the law;
- charge the capital increase costs against the related premiums; and
- generally, enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue and exercise of the warrants.

The present authorization is valid for one year. The shares to be created on exercise of the warrants must be issued within five years of the date of issue of the warrants.

SIXTEENTH RESOLUTION
Public issue of equity warrants without pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue, on one or several occasions, equity warrants exercisable for shares and to increase the share capital by a maximum amount of € 400 million, plus the par value of any shares to be issued in order to protect the rights of warrant-holders.

The General Shareholders' Meeting resolves that the issue price of the shares to be subscribed on exercise of the warrants shall be at least equal to the average of the opening prices quoted for Cap Gemini shares on the Paris Stock Exchange for any period of ten consecutive trading days chosen from among the twenty trading days preceding the date of issue of the equity warrants.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for:

- the equity warrants to be issued pursuant to this resolution; and
- the shares to be issued on exercise of the warrants.

If the issue or issues take place in the French market, the Board of Directors may grant existing shareholders a priority right to subscribe for the equity warrants, during a period and on terms to be decided at the discretion of the Board of Directors . Said priority right shall be non-transferable. Any warrants not subscribed by shareholders exercising their priority right will be placed on the market.

The General Shareholders' Meeting grants the Board of Directors full powers to carry out the equity warrant issue or issues authorized above and to fix the terms and conditions of issue thereof, including:

- the date or dates and terms of issue of the equity warrants and the number of warrants to be included in each issue;
- the number of warrants required to subscribe for one share;
- the periods during which the rights attached to the warrants may be exercised;
- the conditions under which the Company may buy back the equity warrants, at any time or within specified periods;
- the issue price of the shares to be issued on exercise of the warrants and the dividend entitlement accrual date thereof;
- the basis to be used to adjust the terms of exercise of the equity warrants if, while any warrants are still outstanding, the Company carries out any operations which, by law, can be effected only without prejudicing the rights of warrant-holders;

- place on record the number and par value of the shares issued on exercise of the warrants, carry out the formalities related to the corresponding capital increases and amend the bylaws accordingly, pursuant to the law;

- charge the capital increase costs against the related premiums; and

- generally, enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue and exercise of the warrants.

The present authorization is valid for one year. The shares to be created on exercise of the warrants must be issued within five years of the date of issue of the warrants.

SEVENTEENTH RESOLUTION
Public issue of hybrid securities with pre-emptive subscription rights

After hearing the report of the Board of Directors and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, at any time or at fixed dates. The securities may be issued on one or several occasions.

The securities will be offered to existing shareholders on a pre-emptive basis, pro rata to their existing interest in the Company's capital, said pre-emptive right also applying to securities not taken up by other shareholders.

The securities that may be issued pursuant to this resolution shall include:

(i) securities representing a portion of the Company's share capital combined with warrants entitling the holder to subscribe for shares in the Company; in this case, the aggregate par value of the securities to which said warrants are attached may not exceed € 400 million;
(ii) securities other than convertible debentures, debentures with equity warrants or the securities referred to in (i) above; in this case, the aggregate face value of the securities issued may not exceed € 3 billion.

In all cases, the aggregate par value of the shares issued on exercise of the warrants referred to in (i) above, or on conversion, redemption, exchange or exercise of the securities referred to in (ii) above, or on presentation of a warrant or otherwise shall not exceed € 400 million, not including any potential adjustments.

The present authorization entails the waiver by the shareholders, in favor of the holders of any of the above securities, of their pre-emptive right to subscribe for the shares to be issued on conversion, redemption or exchange of the securities, on exercise of a warrant or otherwise.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting grants the Board of Directors full powers to fix the dates and the amounts of the issues, determine the terms and conditions of issue and the form of the securities, to effect all necessary adjustments in accordance with the law and, generally, to take any and all appropriate measures and enter into any and all agreements to ensure

the success of the proposed issues, all in accordance with the applicable regulations and laws.

In the case of an issue of securities entitling holders to a portion of share capital on exercise of a warrant, the Board of Directors will have full powers to set the procedures by which the Company will be able to buy back the warrants, at any time or within specified periods.

The General Shareholders' Meeting grants the Board of Directors full powers to make any amendments to the bylaws required by the use of the powers described above.

Issues covered by this authorization may be carried out by the Board of Directors within the maximum period allowed by law.

EIGHTEENTH RESOLUTION
Public issue of hybrid securities without pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, at any time or at fixed dates. The securities may be issued on one or several occasions, in France or abroad, and may be denominated in euros or foreign currency.

The securities that may be issued pursuant to this resolution shall include:

(i) securities representing a portion of the Company's share capital combined with warrants entitling the holder to subscribe for shares in the Company; in this case, the aggregate par value of the securities to which said warrants are attached may not exceed € 400 million;

(ii) securities other than convertible debentures, debentures with equity warrants or the securities referred to in (i) above; in this case, the aggregate face value of the securities issued may not exceed € 3 billion.

In all cases, the aggregate par value of the shares issued on exercise of the warrants referred to in (i) above, or on conversion, redemption, exchange or exercise of the securities referred to in (ii) above, or on presentation of a warrant or otherwise shall not exceed € 400 million, not including any potential adjustments.

The present authorization entails the waiver by the shareholders, in favor of the holders of any of the above securities, of their pre-emptive right to subscribe for the shares to be issued on conversion, redemption or exchange of the securities, on exercise of a warrant or otherwise.

The amount received or likely to be received subsequently by the Company for each share issued or created by subscription, or on conversion, redemption or exchange of securities, exercise of a warrant or otherwise shall be at least equal to the average of the opening prices quoted for Cap Gemini shares on the Paris Stock Exchange for any period of ten consecutive trading days chosen from among the twenty trading days preceding the date of issue of the relevant securities.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for the securities to be issued pursuant to this resolution.

If the issue or issues take place in the French market, the Board of Directors may grant existing shareholders a priority right to subscribe for securities, during a period and on terms to be decided at the discretion of Board of Directors. Said priority right shall be non-transferable. Any securities not subscribed by shareholders exercising their priority right will be placed on the market.

The General Shareholders' Meeting grants the Board of Directors full powers to fix the dates and the amounts of the issues, determine the terms and conditions of issue and the form of the securities, to effect all necessary adjustments in accordance with the law and, generally, to take any and all appropriate measures and enter into any and all agreements to ensure the success of the proposed issues, all in accordance with the applicable regulations and laws.

In the case of an issue of securities entitling holders to a portion of share capital on exercise of a warrant, the Board of Directors will have full powers to set the procedures by which the Company will be able to buy back the warrants, at any time or within specified periods.

The General Shareholders' Meeting grants the Board of Directors full powers to make any amendments to the bylaws required by the use of the powers described above.

Issues covered by this authorization may be carried out by the Board of Directors within the maximum period allowed by law.

NINETEENTH RESOLUTION
General ceiling on financial authorizations

The General Shareholders' Meeting resolves that the total amount of capital increases that may be carried out pursuant to the authorizations given in the fifteenth, sixteenth, seventeenth and eighteenth resolutions above will be covered by the blanket authorization given to the Board of Directors in the eighth resolution of the Extraordinary Shareholders' Meeting of May 16, 2001 to increase the capital to a maximum nominal amount of € 1.5 billion.

The authorizations given to the Board of Directors in the fifteenth, sixteenth, seventeenth and eighteenth resolutions above replace those given in the fourteenth, fifteenth, sixteenth and seventeenth resolutions of the Extraordinary Shareholders' Meeting of May 16, 2001.

TWENTIETH RESOLUTION
Inclusion of specific disclosure thresholds in the bylaws

After hearing the report of the Board of Directors, the General Shareholders' Meeting resolves to add to the Company's bylaws a specific requirement for shareholders to notify the Company if they hold a percentage of the capital or voting rights representing less than the 1/20th interest required to be disclosed by law. The new article ten of the bylaws will therefore read as follows:

*"**Article 10 - Disclosure Thresholds***

Where an individual or corporate shareholder crosses the disclosure threshold of 1% of the Company's capital or voting rights, the said shareholder must inform the Company of their total number of shares or voting rights held upon the crossing of each threshold of 1%, up to one third of the Company's capital or voting rights. Said disclosure must be made within fifteen days of the date when the shares causing the threshold to be crossed are recorded in the shareholder's account, by registered letter with return receipt requested.

This duty of disclosure applies in the same way when a threshold is crossed by virtue of a reduction in the shareholder's interest in the Company's capital or voting rights.

Disclosure thresholds are assessed taking into account shares held by (i) companies which own over 50% of the disclosing company, either directly or indirectly, (ii) companies which are over 50%-owned by the disclosing company, either directly or indirectly, and (iii) companies which are over 50%-owned either directly or indirectly by a company which itself directly or indirectly owns over 50% of the disclosing company.

In the case of failure to comply with these disclosure rules, at the request of one or several shareholders with combined holdings representing at least 1% of the Company's capital or voting rights, the undisclosed shares will be stripped of voting rights. Said sanction shall apply for all General Shareholders' Meetings for a period of two years from the date on which the failure to disclose is rectified. Said request and the decision of the General Shareholders' Meeting must be recorded in the minutes of the Meeting."

TWENTY-FIRST RESOLUTION

Alignment of the bylaws with the provisions of Act no. 2001-420 dealing with new economic regulations

As recommended by the Board of Directors and based on the provisions of the Act of May 15, 2001 dealing with new economic regulations, the General Shareholders' Meeting resolves to amend the Company's bylaws as follows:

- The title of **article 7** of the bylaws will read:

  *"**Article 7 – Form of shares – Shareholder identification**"*

- The following new paragraph will be inserted after paragraph 4 of article 7:

  "Therefore as provided by law, the Company may request from the share transaction clearing organization, the name of a person or company, as well as the date of registration for a company, and the address of any holders of shares and securities convertible, exchangeable, redeemable or otherwise exercisable for shares carrying voting rights at General Shareholders' Meetings. The Company may also be informed of how many shares are held by each shareholder and any applicable restrictions on the said shares."

- Paragraph 1 of **article 11** (formerly article 10) will be amended to read as follows:

  "The Company shall have a Board of Directors comprised of a minimum of three and a maximum of eighteen members. Members of the Board of Directors must be individuals."

- The following paragraph will be inserted after paragraph 1 of **article 12** (formerly article 11) and will become paragraph 2:

  "Directors participating in meetings by way of continuously broadcast video-conferencing technologies shall be included in the determination of quorum and majority. The above provision shall not apply to Board Meetings where the agenda concerns the appointment or remuneration of the Chairman or Chief Executive Officer or their removal from office, the basis of the Company's General Management, the annual accounts closing and review of the consolidated financial statements, or the drafting of the resolutions or the Report of the Board of Directors to be presented to the General Shareholders' Meeting."

- The current paragraph 2 of article 12 will be amended as follows and will become paragraph 3:

  "The legal quorum and majority conditions shall apply to Board Meetings, except for the decision concerning the two possible methods for the Company's General Management, in which case special conditions shall apply (see article 15). Where voting is tied, the Chairman of the Company shall have the casting vote."

- The title of **article 13** (formerly article 12) of the bylaws will read:

  "Article 13 – Roles and responsibilities of the Board of Directors"

- Three new paragraphs will be inserted into **article 13** as follows:

  "1) The Board of Directors shall determine overall strategies for the Company's business and oversee their implementation. Subject to the powers expressly granted to the General Shareholders' Meeting and in accordance with the corporate purpose, the Board of Directors shall deal with any questions relating to the proper operation of the Company and deliberate on issues relating thereto in Board Meetings.

  2) In accordance with the rules of procedure mentioned in article 16 below, prior authorization is required from the Board of Directors for any major strategic decisions or any decisions which could have a material effect on the financial position of the Company or its subsidiaries.

  3) The Board of Directors shall perform or obtain performance of any checks and controls which it may think fit."

  Paragraph 2 of the former article 12 will become paragraph 4 of article 13.

- A new **article 14** will be inserted as follows:

  "Article 14 – Chairman of the Board of Directors"

  "1) The Board of Directors shall choose one of its members to be Chairman, who shall be appointed for a term of office not exceeding his term of officer as director. The Chairman, who must be an individual, may be re-appointed.

  The Chairman may not remain in office beyond the first Annual Shareholders' Meeting held after he reaches the age of seventy-five.

  2) The Chairman of the Board of Directors is the Chairman of the Company. He shall represent the Board of Directors and fix the agenda for its meetings. He shall organize

and manage the work carried out by the Board and report to General Shareholders' Meetings thereon. He shall also oversee the Company's management bodies and ensure that the directors are in a position to carry out their functions.

3) *When the Chairman of the Board of Directors is also responsible for the Company's General Management, he shall be subject to all laws and regulations applicable to the Chief Executive Officer."*

- A new **article 15** will be inserted as follows:

"Article 15 – Basis of the Company's General Management"

"1) The Chief Executive Officer is responsible for the General Management of the Company. This position may either be held by the Chairman, in which case he shall hold the title of Chairman and Chief Executive Officer, or by another person appointed by the Board of Directors.

2) The Board of Directors shall choose one of the two possible methods for the Company's General Management. A majority of two-thirds of the directors is required and the issue must be contained in the agenda of the applicable Board Meeting.

3) If the positions of Chairman and Chief Executive Officer are held by different people, it is not compulsory for the Chief Executive Officer to be a director. In such a case he shall be appointed for a period fixed by the Board of Directors. If, however, the Chief Executive officer is a director, he shall be appointed for a period which may not exceed his term of office as director. In both cases, the Chief Executive Officer may not be over seventy five years of age.

4) The Chairman and Chief Executive Officer, or the Chief Executive Officer, as applicable, shall have the broadest powers to act in the name of the Company in all circumstances. These powers shall be exercised subject to the limits of the corporate purpose and subject to the powers expressly granted by law to the General Shareholders' Meeting or the Board of Directors. He shall represent the Company in its dealings with third parties."

- A new **article 16** will be inserted as follows:

"Article 16 – Board of Directors – Rules of Procedure"

"The Board of Directors shall draft rules setting out the terms and conditions according to which the Board of Directors, the Chairman and the Chief Executive Officer perform their roles and responsibilities, in accordance with the law, applicable regulations and these bylaws. These rules shall also set down operating regulations for the Committees created by the Board of Directors and explain how the different roles and responsibilities are allocated between all of these persons and bodies."

- As a result of these amendments the former article 13 will be deleted and the former articles 14, 15, 16, 17, 18 and 19 will become respectively articles 17, 18, 19, 20, 21, and 22.

TWENTY-SECOND RESOLUTION
Powers to carry out formalities

The General Shareholders' Meeting authorizes the bearer of a copy or extract of the minutes of this meeting to execute all filing, publication and other formalities required under French law.

o 0 o

2001 BUSINESS REVIEW

General Comments

The Cap Gemini Ernst & Young Group experienced a particularly difficult first full year in 2001. Its challenges proved very different from what had been forecast, but they also stimulated changes that have strengthened the Group 's medium-term prospects.

After a year that was shaped by the acquisition of the Ernst & Young consulting businesses, followed by legal mergers and a large-scale integration process designed to efficiently combine the respective strengths of the Ernst &Young Consulting and Cap Gemini teams, the new Cap Gemini Ernst & Young Group started 2001 with an organization structure aimed at reaping the full benefits of the merger, in terms of value creation. While it was clear that the new organization would take a few months to settle down after an operation on this scale, it was expected to yield good results in an expanding market. Initial results were in line with this expectation. Despite the early effects of the crisis already impacting certain client industries in the early part of the year, namely the telecommunication and high technology sectors, the Group 's revenues for the first quarter expanded by 7.6% like-for-like compared with pro forma revenue for the same period in 2000. However, this result was probably attributable to the momentum carried over from 2000, and was not the starting point of an acceleration. On the contrary, what followed was a steady loss of momentum, partly due to the demands on internal resources of the operational merger, but probably mainly as a result of the swift extension of recessionary tendencies in the global economy.

In May and June, an unexpectedly large number of projects signed or in progress were postponed, staggered or even canceled by clients. A first set of corrective measures was implemented at that time, including approximately 2,900 layoffs. They were scaled to respond to a slowdown limited to specific countries (the U.S., the United Kingdom, Nordic countries) and sectors (telecommunication, banking sector, high tech). However, the scenario considered in June did not forecast the various economic shocks that followed. In August, stock prices fell by an average of 50%, triggering a rash of restructuring plans and raising fears of an across-the-board recession. The terrorist attacks of September 11 accelerated the downward spiral. As a result, the Group recorded no revenue growth in the third quarter. Fourth quarter revenues were only slightly better and were down 10% on the excellent Q4 2000. The Group therefore had to launch new cost-cutting plans and adapt its capacity, bringing the total number of layoffs for the year to 5,400.

These difficult times had a strong impact within the Group, as it is a well known fact that the strength of a services business lies in its people. But they also bore witness to Cap Gemini Ernst & Young 's ability to adapt. Second-half revenues were more than € 1 billion below what had been planned at the outset of 2001, but operating expenses for the period were kept about € 700 million below the budgeted figure. This flexibility allowed the Group to remain profitable during this troubled year, albeit with significantly reduced margins. Despite this difficult environment, it was possible to implement some of the key steps of the strategic project begun in May 2000. Relations with a certain number of major clients were organized globally, alliances with key technological partners were strengthened and, thanks to a collective effort of all the Group 's regions, Cap Gemini Ernst & Young has become the second-largest global player in CRM, with Siebel ranking us second among worldwide integrators of its products.

However, faced with such a volatile market, it was necessary to take immediate action to simplify an organization structure that was tailored to a more bullish environment. Priority was given to regional management, the 13 business lines that had initially been launched were redesigned and reorganized into three consistent units, marketing investment was scaled back and redeployed towards sectors less vulnerable to the economic slowdown. Lastly, greater emphasis was placed on services that provide a better fit with the current economic context, particularly in outsourcing. The paradox of this year is that, although it can only be considered disappointing in terms of overall results, many new projects and challenging ideas arose, were developed and made their mark, as the demands of the situation tasked everyone to think outside of the box to adapt to a changing business environment.

A review of key results highlights the gradual deterioration of the Group 's situation, but with pronounced variances among regions and from one sector to another.

Although all geographic areas experienced a slowdown between the first and second half, annual revenue trends varied widely: North America and the Asia-Pacific area shrank by 6.1% and 6.9% respectively, while the Group 's European operations, which account for 64% of total revenues, grew 4.3%. Within Europe, results ranged from growth of less than 1% for Benelux and Southern Europe to approximately 6% for the United Kingdom, Central Europe and France.

The Group's exposure to various sectors of the economy can explain some of these differences, as performances by sector were very mixed.

Across all sectors, it is clearly in project work and advisory services that the Group was most affected by the economic slowdown and clients' decisions to postpone or abandon certain capital expenditure plans. On the other hand, outsourcing, and particularly applications maintenance, continued to develop.

Taking into account the measures taken, the number of Group employees was 57,760 at December 31, 2001. At December 31, 2001, however, 1,100 persons were serving a notice period or were still included in headcount for purely administrative reasons, and the Group is starting 2002 with approximately 56,500 staff.

Overall, the Group has managed to weather the very difficult environment of 2001 while remaining profitable. Last year's restructuring has refashioned the Group and prepared it to begin 2002 in better conditions.

The Board of Directors has monitored very closely the various milestones that the Group has crossed and the efforts made by its leadership team to rapidly adapt Cap Gemini Ernst & Young to the new market conditions. The Board was informed by Geoff Unwin of his decision to retire in 2002. The Board thanked Mr. Unwin warmly for his significant contributions to the success of Cap Gemini Ernst & Young and asked Paul Hermelin to replace him as Chief Executive Officer beginning on January 1, 2002.

- <u>Comments on the consolidated financial statements of the Cap Gemini Ernst & Young Group</u>

Consolidated results for 2001 include the full-year contribution of the Ernst & Young consulting businesses acquired in 2000. However, they also reflect the significant effects of the abrupt economic downturn and the costs of the two restructuring plans launched by the Group in the middle and at the end of the year.

The acquisition of the Ernst & Young consulting businesses, on May 23, 2000, was accounted for in the Group 's financial statements by the alternative method provided for in section 215 of French Accounting Standards Committee ("CRC") standard 99-02 ("méthode dérogatoire"). In accordance with this method, the cost of the shares in the acquired Ernst & Young entities was replaced by the net book value of the assets and liabilities of the entities concerned, as reflected in their financial statements at the date of acquisition after restatement in accordance with Group accounting policies. Therefore, no goodwill was recognized under assets in the consolidated balance sheet.
The method of acquisition enables the Group to benefit in North America from the tax saving resulting from the deductibility of amortization of the difference between the acquisition price of the Ernst & Young consulting businesses in the United States and Canada, and the tax basis of their assets and liabilities. In terms of cash flows, this saving will result in lower tax payments in the two countries, year after year, until the total saving has been realized.

Highlights of Cap Gemini Ernst & Young **consolidated** financials are:

- Operating revenue increased by 21.4 % in 2001 to € 8,416 million from € 6,931 million in 2000. The 2001 figure was € 55 million lower than pro forma operating revenue for 2000, a decrease of 0.6 %.

- Operating income totaled € 423 million, down 39.8 % on the previous year's € 703 million. Operating margin came to 5 % versus 10.1 % in 2000 based on published figures and 10.5 % pro forma.

- The Group had net interest income of € 6 million in 2001 as opposed to net interest expense of € 7 million in 2000. The positive swing primarily reflected the interest earned on the proceeds from the late October 2000 issue of shares to Cisco Systems.

- Other revenues and expenses, net represented a net expense of € 139 million in 2001 versus net revenues of € 9 million the previous year. The 2001 figure includes the cost of the restructuring plans decided and implemented during the year. In 2000, the Group recorded a € 134 million dilution gain on the transaction with Cisco Systems.
  The € 181 million cost of the 2001 restructuring plans, including € 85 million charged to the income statement in the first half and € 6 million in the second half, was only partly offset by the € 32 million profit on the sale of the business process outsourcing business in the United Kingdom and the gain on the sale of the capital lease on the Group's Issy-les-Moulineaux building. This amount also includes € 20 million reversed from the discounting provision related to North American deferred tax assets and € 18 million in write-downs of shares in non-consolidated companies in the United States.

- Net income for the year amounted to € 152 million compared with € 431 million in 2000, representing 1.8 % of operating revenues versus 6.2 % the previous year. The total of € 152 million includes € 111 million for the first half (2.5 % of operating revenues) and € 41 million for the second half (1 % of operating revenues).

- Earnings per share came to € 1.20 versus € 3.99 in 2000.

- **Comments on the Cap Gemini SA financial statements**

Salient figures are:

➢ The Company's operating revenues amounted to € 184 million compared with € 196 million in 2000, including royalties of € 196 million versus € 103 million. Operating revenues for 2000 included an € 89 million expense transfer corresponding to gross fees paid by Cap Gemini in connection with the Ernst & Young and Cisco Systems transactions.

➢ Operating income rose to € 166 million from € 74 million in 2000. The sharp increase primarily reflects royalties billed in 2001 to the Ernst & Young consulting businesses acquired in May 2000.

➢ The Company had net interest expense of € 1,960 million in 2001 as opposed to net interest income of € 88 million in 2000. The 2001 amount includes dividend income from subsidiaries of € 89 million versus € 100 million in 2000, and € 2,071 million in write-downs of all of its investments in subsidiaries and affiliates. These write-downs partly reflect a review carried out by the Company of the book value all of its investments in subsidiaries and affiliates further to the reorganization of Group operations in North America. The shares in American, Australian, New Zealand, Austrian, Italian and Polish subsidiaries taken to the balance sheet on May 23, 2000 at a value based on the Cap Gemini share price of € 220, were written down to fair value to the Company at year-end 2001. These write-downs had the effect of reducing Cap Gemini SA's non-current assets from € 13,004 million to € 11,013 million.

➢ In 2001, the Company had net other expense of € 16 million as opposed to net other income of € 188 million in 2000. The 2001 figure includes subsidies totaling € 23 million granted to the Company's Korean subsidiary and one of its Swiss subsidiaries, to strengthen their balance sheets prior to liquidation. In 2000, net other revenue included gains realized on the transfer of the Telecom/Media and Networks businesses under the terms of the Company's agreements with Cisco Systems, and revenue of € 38 million related to Cap Gemini SA shares issued in May 2000 and returned by former Ernst & Young partners who have left the Group.

➢ After deducting income tax of € 64 million, the Company had a net loss of € 1,874 million compared with net income of € 318 million in 2000.

➢ The Board of Directors recommends that the net loss for the year of € 1,873,798,101.74 should be written off against retained earnings.

The Board of Directors further recommends the payment of a dividend of € 0.40 per share, representing a total distribution of € 50,097,702.40 to be paid out of additional paid-in capital. The dividend of € 0.40 represents a pay-out rate of 33 % of consolidated income, in line with the dividend policy followed by the Group in recent years.

If approved, the Board of Directors recommends that dividends should be paid as from April 26, 2002.

In accordance with the provisions of the 2002 Finance Act, the dividend will give rise to an avoir fiscal tax credit of € 0.20 (50 %) per share in the case of private shareholders and legal entities qualifying for the affiliation privilege, and € 0.06

(15 %) per share in the case of all other corporate shareholders that use the tax credit after January 1, 2002.

If any of the Company 's shares are held in treasury stock when the dividend is paid, an amount corresponding to the dividends not paid out on these shares will be credited to retained earnings.

- **Outlook**

As for the situation at February 20, 2002, the date on which the Board of Directors reviewed the accounts, the Board notes that the Group has succeeded in remaining profitable in 2001 in what was an extremely difficult market, implementing restructuring measures which significantly reduced operating costs and prepared it to enter 2002 in the best possible condition. The Group therefore begins the year with a headcount of approximately 56,500, that is 3,000 less than on January 1st, 2001.

The business rebound is however expected to be deferred due to the low level of bookings in the second half of 2001. The fourth quarter in general benefits from a strong positive seasonal effect which did not occur this time. First quarter revenue will therefore be significantly lower than both the first and fourth quarters of 2001.

After a period given over to cost adjustment in 2001, the Group will now concentrate its efforts on improving sales performance, assisted in that by the fact that many clients who had suspended projects have begun to re-launch them based on new budgets approved for 2002. Also, certain business sectors remain very dynamic (energy and utilities, the public sector, health, the pharmaceutical industry,...) and should compensate for the temporary slowdown in demand in telecommunications and financial services. Outsourcing is progressing fast and the launch of SOGETI will enable a gain of market share in the professional services business.

The Group's objective is to recover growth and make significant improvement in operating margin as quickly as possible. In both cases, the real turnaround cannot be expected before the middle of this year.

Paul Hermelin, the new Chief Executive Officer, confirmed to the Board of Directors that the Group has the potential to benefit from any improvement seen in the market and to progressively recover the same level of operating margin as that reached in previous years.

o0o

FIVE-YEAR FINANCIAL SUMMARY

(in thousands euros)	1997	1998	1999	2000	2001
I-SHARE CAPITAL AT YEAR-END					
Share capital	373 188	421 556	623 561	994 444	1 001 954
Number of common shares outstanding	61 198 877	69 130 658	77 945 108	124 305 544	125 244 256
Maximum number of future shares to be created :					
- through exercise of equity warrants	6 555 544	7 085 035	6 038 838	7 487 783	10 463 754
II-OPERATIONS AND RESULTS OF THE CURRENT YEAR					
Operating revenue	66 725	100 203	108 489	195 692	183 565
Operating revenue and financial revenue	156 159	230 173	257 509	329 495	300 563
Income before taxes, amortization and provisions	143 683	147 343	164 693	395 229	264 066
Income tax	16 297	24 716	34 079	32 174	63 811
Net income / (losses)	90 214	103 319	149 047	318 152	(1 873 798)
Distributed income	32 654	57 964	77 945	(a) 164 302	(b) 50 098
III-EARNINGS PER SHARE (in euros)					
Earnings after taxes,					
but before amortization and provisions	2,08	1,77	1,68	2,92	1,60
Net earnings	1,47	1,49	1,91	2,56	na
Dividend per share, net	0,53	0,84	1,00	1,20	(b) 0,40
IV-EMPLOYEE DATA					
Average number of employee during the year	-	-	-	-	-
Total payroll	-	-	-	-	-
Total benefits	-	-	-	-	-

a) the dividend distributed amounts to euros 149 millions and the dividend equalization tax (précompte) amounts to euros 15 millions.

b) subject to approval by the Ordinary Shareholders' Meeting of April 25, 2002.

CAP GEMINI ERNST & YOUNG

File n° 82-5065

(4)

Exhibit 4

Proxy Voting Form

IMPORTANT : avant d'exercer votre choix, veuillez prendre connaissance ...

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

A. ▯ Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / I wish to attend the shareholder's meeting and request an admission card : date and sign at the bottom of the fo

B. ▯ J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / I prefer to use the postal voting form or the proxy form as specified below.

CAP GEMINI ERNST & YOUNG

CAP GEMINI
été Anonyme au capital de 1 001 954 048 €
Siège Social : 11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. PARIS

ASSEMBLEE GENERALE MIXTE DU 25 AVRIL 2002
à 10 heures, Pavillon d'Armenonville, Allée de Longchamp,
Bois de Boulogne (Paris 16e)

COMBINED GENERAL MEETING ON APRIL 25, 2002
At 10 a.m., Pavillon d'Armenonville, Allée de Longchamp,
Bois de Boulogne (Paris 16e)

CADRE RESERVE / *For Company's use only*

Identifiant / *Account*

Nombre d'actions *Number of shares* — **Nominatif** *Registered* — **VS** / *single vote*; **VD** / *double vote*; **Porteur** / *Bearer*

Nombre de voix / *Number of voting rights* :

▯ JE VOTE PAR CORRESPONDANCE / *VOTE BY POST*
Cf. au verso renvoi (3) - *See reverse (3)*

... vote **OUI** à tous les projets de résolutions présentés ou agréés par ... Conseil d'Administration ou le Directoire ou la Gérance, ... l'**EXCEPTION** de ceux que je signale en noircissant comme ... ci ■ la case correspondante et pour lesquels **je vote NON** ... je m'abstiens.

... ote FOR all the draft resolutions approved by the Board of Directors ... CEPT those indicated by a shaded box - like this, ■ ... which I vote against or I abstain.

Sur les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance, je vote en noircissant comme ceci ■ la case correspondant à mon choix.

On the draft resolutions not approved by the Board of Directors, I cast my vote by shading the box of my choice - like this ■

2 ▯	3 ▯	4 ▯	5 ▯	6 ▯	7 ▯	8 ▯	9 ▯
11 ▯	12 ▯	13 ▯	14 ▯	15 ▯	16 ▯	17 ▯	18 ▯
20 ▯	21 ▯	22 ▯	23 ▯	24 ▯	25 ▯	26 ▯	27 ▯
29 ▯	30 ▯	31 ▯	32 ▯	33 ▯	34 ▯	35 ▯	36 ▯
38 ▯	39 ▯	40 ▯	41 ▯	42 ▯	43 ▯	44 ▯	45 ▯

	Oui Yes	Non/No Abst/Abs		Oui Yes	Non/No Abst/Abs
A	▯	▯	F	▯	▯
B	▯	▯	G	▯	▯
C	▯	▯	H	▯	▯
D	▯	▯	J	▯	▯
E	▯	▯	K	▯	▯

... amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting.*
... onne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the Chairman of the meeting to vote on my behalf.* ▯
... 'abstiens (l'abstention équivaut à un vote contre) / *I abstain from voting (is equivalent to a vote against).* ▯
... onne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle ... voter en mon nom / *I appoint (see reverse (2)) M, Mrs or Miss / to vote on my behalf* ▯

... tre prise en considération, toute formule doit parvenir au plus tard : ... *to be considered, this completed form must be returned at the latest*

	sur 1re convocation/*on 1st notification*	sur 2e convocation/*on 2nd notification*
... ANQUE / *to the Bank*	19 avril 2002	
... OCIÉTÉ / *to the Company*	22 avril 2002	

JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE
dater et signer au bas du formulaire, sans rien remplir

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING
date and sign the bottom of the form without completing it

cf. au verso renvoi (2) - See reverse (2)

▯ JE DONNE POUVOIR A : (soit le conjoint, soit un autre actionnaire - cf. renvoi (2) au verso) pour me représenter à l'assemblée
/ *I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) to represent me at the above mentioned meeting.*

M, Mme ou Melle / Mr, Mrs or Miss
Adresse / Address

▯ Je suis Salarié d'une des Sociétés Etrangères du Groupe Cap Gemini Ernst & Young et je décide de ne pas prendre part au vote de l... 14e résolution, quelle que soit l'option retenue par moi sur le présent formulaire.
As an Employee of one of the Foreign Companies of the Cap Gemini Ernst & Young Group, I have decided not to take part in the vote of the 14th resolutio... irrespective of the option I have chosen on this form.

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement)
-Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)
Cf. au verso (1) - *See reverse (1)*

Date & Signature

ATTENTION : S'il s'agit de titres au porteur, les présentes instructions que vous avez données, ne seront valides que si les titres correspondants ont été immobilisés, dans les délais prévus, par l'établissement financier qui tient votre compte de titres.
CAUTION : *concerning bearer shares, your vote or proxy will not be counted unless these shares have been blocked from trading by the subcustodian within the prescribed period.*

UTILISATION DU DOCUMENT

A. L'actionnaire désire assister personnellement à l'assemblée. Dans ce cas, il doit au recto du document, cocher la case A puis dater et signer au bas du formulaire.
B. A défaut, l'actionnaire peut utiliser le formulaire de vote". Dans ce cas il doit, au recto du document, cocher la case B et choisir l'une des trois possibilités.
- **voter par correspondance (cocher la case appropriée, puis dater et signer au bas du formulaire)**
- **donner pouvoir au Président de l'Assemblée Générale (dater et signer au bas du formulaire sans remplir)**
- **donner pouvoir à une personne dénommée (cocher et compléter la case appropriée puis dater et signer au bas du formulaire.**

QUELLE QUE SOIT L'OPTION CHOISIE la signature de l'actionnaire est indispensable

(1) Le signataire est prié d'inscrire très exactement dans la zone réservée à cet effet ses nom (en majuscules d'*imprimerie*), *prénom usuel* et adresse : si ces indications figurent déjà sur le formulaire, il est demandé au signataire de les vérifier et, éventuellement de les rectifier.
Pour les personnes morales, indiquer les nom, prénom et qualité du signataire.
Si le signataire n'est pas lui-même un actionnaire (exemple : *Administrateur légal, Tuteur, etc...*), il doit mentionner ses nom, prénom et la qualité en laquelle il signe le formulaire de vote.
Le formulaire adressé pour une assemblée vaut pour les autres Assemblées successives convoquées avec le même ordre du jour (Art. 131-3-63 du décret du 23 mars 1967).

VOTE PAR CORRESPONDANCE

Loi du 24 juillet 1966 sur les sociétés commerciales (extrait) ART. 161-1 (art. L225-107 du Code de Commerce) :
Tout actionnaire peut voter par correspondance, au moyen d'un formulaire dont les mentions sont fixées par décret. Les dispositions contraires des statuts sont réputées non écrites.
Pour le calcul du quorum, il n'est tenu compte que des formulaires qui ont été reçus par la Société avant la réunion de l'Assemblée, dans les conditions de délais fixées par décret. Les formulaires ne donnant aucun sens de vote ou exprimant une abstention sont considérés comme des votes négatifs.
Si vous désirez voter par correspondance, vous devez obligatoirement cocher la case JE VOTE PAR CORRESPONDANCE au recto.
Dans ce cas, il vous est demandé :
Pour les projets de résolutions proposés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance :
- soit de voter "oui" pour l'ensemble des résolutions en ne noircissant aucune case,
- soit de voter "non" ou de vous "abstenir" (ce qui équivaut à voter "non") sur certaines ou sur toutes les résolutions en noircissant individuellement les cases correspondantes.

Pour les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance.
- de voter résolution par résolution en noircissant la case *correspondant à votre choix.*

En outre, pour le cas où des amendements aux résolutions présentées ou des résolutions nouvelles seraient déposées lors de l'assemblée, il vous est demandé d'opter entre *pouvoir au Président de l'Assemblée Générale*, abstention ou pouvoir à personne dénommée), en noircissant la case correspondant à votre choix.

POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE OU POUVOIR A UNE PERSONNE DÉNOMMÉE

(2) **Loi du 24 juillet 1966 sur les sociétés *commerciales (extrait)* ART. 161 (art. L 225-106 du Code de Commerce) :**
"Un actionnaire peut se faire représenter par un autre actionnaire ou par son conjoint.

Tout actionnaire peut recevoir les pouvoirs émis par d'autres actionnaires en vue d'être représenté *à une Assemblée, sans* autres limites que celles résultant des dispositions légales ou statutaires fixant le nombre maximal des voix dont peut disposer une même personne, tant en son nom personnel que comme mandataire. Avant chaque *réunion* de l'Assemblée Générale des actionnaires, le Président du Conseil d'Administration ou le Directoire, selon le cas, peut organiser la consultation des actionnaires mentionnés à l'article 157-2 afin de leur permettre de désigner un ou plusieurs mandataires pour les *représenter à l'Assemblée Générale* conformément aux dispositions du présent article. Cette consultation est obligatoire lorsque, les statuts ayant été modifiés en application de l'article 93-1 ou de l'article 129-2, l'Assemblée Générale *ordinaire doit nommer* au Conseil d'Administration ou au Conseil de surveillance, selon le cas, un ou des salariés actionnaires ou membres des Conseils de surveillance des fonds communs de placement d'entreprise détenant des actions de la société. Les clauses contraires *aux dispositions des alinéas précédents* sont réputées non écrites.
Pour toute procuration d'un actionnaire sans indication de mandataire, le Président de l'Assemblée Générale émet un vote favorable à l'adoption de projets de *résolutions présentés ou agréés* par le Conseil d'Administration ou le Directoire, selon le cas, et un vote défavorable à l'adoption de tous les autres projets de résolution. Pour émettre tout autre vote, l'actionnaire doit faire choix d'un mandataire qui accepte de voter dans le sens indiqué par le mandant".

Le texte des résolutions figure dans le dossier de convocation joint au présent formulaire (art. D 133) : ne pas utiliser à la fois : "JE VOTE PAR CORRESPONDANCE" et "JE DONNE POUVOIR A" (art. D 133-8). La langue française fait foi.

NB : Si les informations contenues sur le présent formulaire sont utilisées *pour un fichier nominatif informatisé*, elles sont soumises aux prescriptions de la Loi 78-17 du 6 janvier 1978, notamment en ce qui concerne le droit d'accès et de rectification pouvant être exercé par l'intéressé.

INSTRUCTIONS FOR COMPLETION

If the shareholder wishes to attend the meeting personally, tick box A on the front of the document. Please also date and sign at the bottom of the form.
Otherwise, the shareholder may use this form as a postal vote".
In this case check box B on the front of the form and choose one of the three possibilities :
- **use the postal voting form (tick the appropriate box, date and sign below)**
- **give your proxy to the Chairman of the meeting(date and just sign at the bottom of the form without filling in)**
- **give your proxy to another shareholder (tick and fill in the appropriate box, date and sign below)**

WICHEVER OPTION IS USED the shareholder's signature *is necessary*

(1) The shareholder should write his exact name and address *in capital letters in the space provided* : if this information is already supplied, please verify and correct if necessary. If the shareholder is a legal entity, the signatory should indicate his full name and the capacity in wich he is entitled to sign on the legal entity's behalf. If the signatory is not the shareholder (e.g. a legal guardian, etc), please specify your full name and the capacity in wich you are signing the proxy.
The form sent for one meeting will be valid for all meetings subsequently convened with the same agenda (art. 131-3§3 of March 23, 1967 law).

POSTAL VOTING FORM

(1) French Company Act of July 24, 1966 (extract) Art. 161-1 (art. L 225-107 du Code de Commerce) : **"A shareholder can vote by post by using a postal voting form determined by law. Any other methods are deemed to be invalid".**
Only the forms received by the Company before the meeting : within the time limit and conditions determined by law : are valid to calculate the quorum.
The forms giving no voting direction or indicating abstention are deemed to vote against.
If you wish to use the postal voting form, you must tick the box on the front of the document : "I VOTE BY POST".
In such event, please comply with the following instructions :

For the resolutions proposed or agreed by the Board, you can :
- either vote "for" for all the resolutions by *leaving the boxes blank.*
- or vote "against" or "abstention" (which is equivalent to voting against) by shading boxes of your choice.

For the resolutions not agreed by the Board, you can :
- vote resolution by resolution by shading the appropriate boxes.

In case of amendments or new resolutions during the shareholder meeting you are resquested to choose between three possibi*lities* (*proxy* to the chairman of the meeting, abstention or proxy to another shareholder) by shading the appropriate box.

PROXY TO THE CHAIRMAN OF THE MEETING OR PROXY TO ANOTHER SHAREHOLDER

(2) French Company Act of July 24, 1966, Art. 161 (extract), (art. L 225-106 du Code de Commerce) : **"A shareholder can have himself/herself represented by another or by his/her spouse".**

Any shareholder can receive proxies issued by the other shareholders to have themselves represented at a meeting, without any other limitations than those laid down by the law or by the articles of association fixing the maximum number of votes *to wich a person is entitled both in* his/her own name or a proxy. Before each shareholder's meeting the Chairman of the Board of Directors or the Executive Board, may consult the shareholders listed in article 157-2 in order to allow them to designate one *or several proxies to represent* them at the shareholder's meeting in accordance with this article. Such consultation is obligatory when the articles of association, having been modified pursuant to articles 93-1 or 129-2, require the shareholder's ordinary meeting to appoint to the Board of *Directors or the* Executive Board, one or more shareholder employees or members of the Executive Board of a pension fund holding shares in the company. The clauses in contradiction with the provisions of the foregoing paragraphs are *deemed to be invalid.* **When proxies do not indicate the name of the appointed proxy, the chairman of the meeting will vote the proxy in favor of the adoption of the draft resolutions presented or approved by the Board of Directors or the Executive Board, and will vote the proxy *against the adoption* of all the other draft resolutions. To give any other vote, the shareholder must choose a proxy who accepts to vote as he/she indicates.**

The English translation is for convenience only.

File n° 82-5065

Exhibit 5

Request for Documents and Information

CAP GEMINI ERNST & YOUNG

CAP GEMINI

Société Anonyme au capital de 1.001.954.048 euros
Siège social à Paris (17e), 11 rue de Tilsitt
330 703 844 RCS PARIS

FORMULE DE DEMANDE D'ENVOI DE DOCUMENTS ET RENSEIGNEMENTS
jointe au formulaire de vote par correspondance
ou par procuration pour la représentation
à l'Assemblée Générale Mixte du jeudi 25 avril 2002

Conformément à l'article 138 du décret du 23 mars 1967, à compter de la convocation de l'Assemblée et jusqu'au cinquième jour avant la réunion, tout actionnaire titulaire d'actions nominatives ou justifiant de sa qualité de propriétaire d'actions au porteur peut demander à la Société, en utilisant la formule ci-après, l'envoi des documents et renseignements visés par les articles 133 et 135 dudit décret.

FORMULE A ADRESSER EXCLUSIVEMENT A : **CAP GEMINI S.A.**
11, rue de Tilsitt
75017 Paris
France

M., Mme ou Mlle...

Adresse complète...
....

Propriétaire de.................. actions pour la forme

- ☐ nominatives pures ....
- ☐ nominatives administrées chez ....
- ☐ au porteur, inscrites en compte chez (1) ....

02 JUL 29 AM 11:16

ayant pris connaissance des documents joints à la présente formule se rapportant à l'Assemblée du 25 avril 2002 et visés à l'article 133 du décret du 23 mars 1967,

demande l'envoi à l'adresse ci-dessus des documents et renseignements visés par l'article 135 du même décret.

A ...., le...................................

Signature

NOTA : En vertu de l'alinéa 3 de l'article 138 du décret du 23 mars 1967, les actionnaires nominatifs peuvent, par une demande unique, obtenir de la Société l'envoi des documents visés ci-dessus à l'occasion de chacune des Assemblées d'actionnaires ultérieures.

(1) Indication de l'intermédiaire habilité chez lequel les actions sont inscrites en compte.

CAP GEMINI ERNST & YOUNG

CAP GEMINI

"Société Anonyme" with capital of EUR 1,001,954,048
Head office: 11 rue de Tilsitt, 75017 Paris
Registered with the Paris Companies Registry under number B 330 703 844

REQUEST FOR DOCUMENTS AND INFORMATION
attached to the postal or proxy voting form for the
Ordinary and Extraordinary Shareholders' Meeting to be held on April 25, 2002

In accordance with article 138 of the decree of March 23, 1967, from the date of notice of the General Meeting up to the fifth day before that meeting, all holders of registered or bearer shares may use this form to request the documents and information referred to in articles 133 and 135 of the above-mentioned decree. Holders of bearer shares are required to submit proof of ownership of their shares with this form.

THE FORM SHOULD BE RETURNED TO:

CAP GEMINI S.A.
11, rue de Tilsitt
75017 Paris
France

Mr./Mrs./Miss..

Full address..

Owner of ....

- ☐ registered shares..
- ☐ registered shares, administered by (1) ....
- ☐ bearer shares, held on account at (1) ....

having taken note of the attached documents concerning the General Meeting of April 25, 2002 and governed by article 133 of the decree of March 23, 1967,

hereby requests that the documents and information referred to in article 135 of that decree be sent to him/her at the above address.

In ...., on ....

Signature

N.B.: Pursuant to paragraph 3 of article 138 of the decree of March 23, 1967, holders of registered shares may request to be put on the mailing list for subsequent years when they return this form.

---

(1) State details of the bank, broker or other intermediary with whom shares are held on account.

File n° 82-5065

6

Exhibit 6

Notice to the Conseil des Marchés Financiers of May 6, 2002, regarding the declaration of the total number of voting rights of 125,384,487 as of the Shareholders' Meeting of April 25, 2002

CAP GEMINI ERNST & YOUNG

Cap Gemini S.A.

Place de l'Etoile
11, rue de Tilsitt
75017 Paris
Tél.: +33 (0)1 47 54 50 00
Fax: +33 (0)1 42 27 32 11
www.cgey.com

PARIS, le 6 mai 2002
PhH/so - 067

CONSEIL DES MARCHES FINANCIERS
Direction des Opérations Financières
31, Rue Saint Augustin
75002 PARIS

Objet : Déclaration du nombre total de droits de vote

Messieurs,

En application de l'article L 233-8 du Code de Commerce, je vous prie de bien vouloir trouver en annexe la déclaration du nombre total de droits de vote de la Société Cap Gemini SA le 25 avril 2002, date de tenue de l'Assemblée Générale Ordinaire annuelle.

Je vous en souhaite bonne réception et vous prie d'agréer, Messieurs, l'expression de mes sentiments distingués.

Pour CAP GEMINI S.A.
Le Directeur des Services Juridiques

Philippe HENNEQUIN

P.J. mentionnée

BC : S. Kampf
H. Giraud
F. Lemoine
L. Sinapi

DECLARATION DU NOMBRE TOTAL DE DROITS DE VOTE

Effectuée en application des articles L 233-8 et suivants du Code de Commerce

Coordonnées de la personne chargée de suivre le présent dossier :

HENNEQUIN Philippe
Tél : 01 47 54 50 23
Fax : 01 42 27 45 65

Société déclarante :

Cap Gemini
11 , rue de Tilsitt, 75017 Paris
Premier Marché RM

Nombre total d'actions composant le capital de la société déclarante : 125.624.740

Nombre total de droits de vote de la société déclarante 125.384.487

Nombres constatés le 25 avril 2002, date de l'Assemblée Générale Ordinaire Annuelle.

Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux

L'Assemblée Générale Extraordinaire du 25 avril 2002 a introduit dans les statuts une obligation d'information de la Société en cas de détention d'une fraction du capital ou des droits de vote inférieure à celle du vingtième prévue par la loi.
Le seuil de participation à partir duquel naît l'obligation d'information est fixé à 1 % et à chacun de ses multiples, tant à la hausse qu'à la baisse.

Fait à Paris, le 6 mai 2002

Philippe HENNEQUIN
Directeur des Services Juridiques

7

Exhibit 7

BALO notice of May 13, 2002, regarding the declaration of the total number of voting rights of 125,384,487 as of the Shareholders' Meeting of April 25, 2002

BULLETIN OFFICIEL DU CONSEIL DES MARCHÉS FINANCIERS

APPROBATION DES RÈGLES DE FONCTIONNEMENT DES DÉPOSITAIRES CENTRAUX ET DES SYSTÈMES DE RÈGLEMENT-LIVRAISON D'INSTRUMENTS FINANCIERS

Décision du 30 avril 2002 relative à l'approbation des modifications des règles de fonctionnement d'Euroclear France en tant que dépositaire central

Le Conseil des marchés financiers,

Vu le Code monétaire et financier, et notamment l'alinéa 3 du paragraphe IV de son article L. 622-7 ;

Vu la section 1 du chapitre IV du titre VI du Règlement général du Conseil des marchés financiers, et notamment son article 6-4-2 ;

Vu la demande d'Euroclear France en date du 8 avril 2002,

Décide :

Article 1er

Sont approuvées les modifications des règles de fonctionnement d'Euroclear France, en tant que dépositaire central, dont le texte est annexé à la présente décision.

Article 2

La présente décision sera notifiée à Euroclear France et publiée au Bulletin officiel du Conseil des marchés financiers.

Fait à Paris, le 30 avril 2002.

Le Secrétaire général du Conseil des marchés financiers,
BERTRAND DE MAZIÈRES

Règles de fonctionnement d'Euroclear France en tant que dépositaire central

Sommaire

Titre 1. – L'organisation générale d'Euroclear France

Article 1.1. Euroclear France est un dépositaire central tel que défini à l'article 6-4-1 du Règlement général du Conseil des marchés financiers.

Euroclear France assure la fonction de dépositaire central dans les conditions fixées par les présentes règles de fonctionnement et notamment celles relatives à l'admission de ses adhérents, à l'admission des instruments financiers, au fonctionnement et à l'administration des comptes courants de titres.

Article 1.2. Les modalités d'application des présentes règles sont précisées en tant que de besoin dans des Instructions. En outre, des informations générales ponctuelles ou des précisions relatives aux opérations sur instruments financiers sont publiées sous forme d'Avis.

Article 1.3. Avant la fin de chaque année civile, Euroclear France fixe ses jours d'ouverture pour l'année suivante. Cette décision est publiée sous forme d'Avis.

Article 1.4. L'admission d'un adhérent fait l'objet d'une convention d'adhésion qui le lie à Euroclear France. Cette convention fixe notamment les obligations respectives d'Euroclear France et de l'adhérent ainsi que les conditions de rémunération d'Euroclear France.

Article 1.5. Des règles particulières régissant les relations, droits et obligations d'Euroclear France, d'une part, et des dépositaires centraux, des gestionnaires de système de règlement-livraison et des chambres de compensation, d'autre part, sont fixées par conventions spécifiques.

Article 1.6. Euroclear France établit un règlement intérieur incluant les règles de déontologie applicables aux personnes placées sous sa responsabilité ou agissant pour son compte.

Titre 2. – Les conditions d'adhésion à Euroclear France

Article 2.1. Peuvent être adhérents d'Euroclear France :

— Les établissements de crédit au sens de l'article L. 511-9 du Code monétaire et financier fournissant des services d'investissement mentionnés aux articles L. 321-1 et L. 321-2 du même code ;

— Les entreprises d'investissement au sens de l'article L. 531-4 du Code monétaire et financier ;

— Les personnes morales visées à l'article L. 442-2-3 du Code monétaire et financier ;

— Les personnes morales, ressortissantes de l'Espace économique européen, autorisées à fournir des services d'investissement et des services connexes sur le territoire de la France métropolitaine et des départements d'outre-mer dans les conditions fixées par l'article L. 532-18 du Code monétaire et financier ;

— Les sociétés ou personnes morales visées à l'alinéa 2 de l'article 6-2-2 du Règlement général du Conseil des marchés financiers ;

— Les institutions visées à l'article L. 518-1 du Code monétaire et financier ;

— Les personnes morales émettrices des instruments financiers relevant de l'article L. 211-4 du Code monétaire et financier et admis aux opérations d'Euroclear France ;

— Les dépositaires centraux français d'instruments financiers habilités par le Conseil des marchés financiers ainsi que les dépositaires centraux étrangers.

Peuvent également être adhérents, tous autres établissements français ou étrangers ressortissants de l'Espace économique européen ou non, dont certaines de leurs activités sont comparables à celles exercées par les établissements visés ci-dessus.

Article 2.2. L'adhésion à Euroclear France est soumise à la présentation d'un dossier administratif comportant les pièces suivantes :

— Les statuts à jour certifiés conformes ;

— Un extrait Kbis de l'immatriculation de l'établissement au registre du commerce ou, s'il s'agit d'un établissement étranger, un document équivalent ;

— Le montant, la composition et la répartition de son capital ;

— La composition des organes sociaux de la société ;

— La liste des dirigeants de la société ;

— Si l'établissement en cause est agréé en tant que prestataire de services d'investissement, copie de la décision du Comité des établissements de crédit et des entreprises d'investissement entérinant ce statut et copie de son programme d'activité approuvé par le Conseil des marchés financiers ou, s'agissant d'un établissement ressortissant d'un Etat partie à l'accord sur l'Espace économique européen et déjà agréé par les autorités compétentes de son pays d'origine, copie de la notification de cet agrément faite auprès des autorités françaises ;

— Si le programme d'activité de l'établissement demandeur comporte l'activité de conservation ou d'administration d'instruments financiers, copie de la décision du Conseil des marchés financiers habilitant cet établissement à la tenue de compte-conservation ou, copie de la notification de l'habilitation faite auprès des autorités françaises compétentes, lorsque celle-ci a été délivrée par les autorités de l'Etat d'origine partie à l'accord sur l'Espace économique européen ;

— Si l'établissement demandeur est un dépositaire central français, copie de la décision approuvant ce statut délivrée par le Conseil des marchés financiers ;

— L'engagement écrit de respecter les présentes règles de fonctionnement et leurs dispositions d'application ;

— L'engagement écrit de souscrire à la convention d'adhésion établie par Euroclear France.

Une Instruction fixe les pièces et renseignements complémentaires d'ordre technique nécessaires à l'admission de l'adhérent.

Article 2.3. Le demandeur doit se soumettre à des tests techniques en vue d'apporter la preuve de sa capacité à communiquer avec le système d'information d'Euroclear France et à des tests fonctionnels.

Ces tests sont définis par Instructions et leur résultat est consigné dans un procès-verbal.

Article 2.4. La décision d'admettre un adhérent est prise par le conseil d'administration d'Euroclear France au vu du dossier administratif et technique. Cette décision est notifiée à l'établissement dans les trois mois suivant la date de réception de l'ensemble des pièces requises par Euroclear France, sous réserve que l'établissement en cause ait satisfait aux tests visés ci-dessus.

Lorsque le conseil d'administration statue sur les demandes visées à l'article 2.1 dernier alinéa ci-dessus, sa décision est notifiée au Conseil des marchés financiers qui dispose d'un délai d'un mois pour s'y opposer.

Article 2.5. L'adhérent avise Euroclear France, dans les plus brefs délais, de toute modification de son programme d'activité. Lorsqu'une telle modifi-

AVIS DIVERS

ABEL GUILLEMOT

Société anonyme au capital de 2 915 964 €.
Siège social : 6, avenue du Pré-Félin, zone industrielle des Glaisins, 74000 Annecy-le-Vieux (Haute-Savoie).
328 920 376 R.C.S. Annecy.

DROITS DE VOTE

Conformément aux dispositions de l'article 233-8 du Code de commerce, il est précisé que lors de l'assemblée générale mixte de la société ci-dessus désignée réunie le 25 avril 2002, le nombre total des droits de vote existant était de 2 137 162.

18346

L'AIR LIQUIDE

Société anonyme à directoire et conseil de surveillance pour l'étude et l'exploitation des procédés Georges Claude, au capital de 982 595 823 €.
Siège social : 75, quai d'Orsay, Paris (7e).
552 096 281 R.C.S. Paris.

DROITS DE VOTE

En application de l'article L. 356-1-1 nouveau de la loi du 24 juillet 1966, la société informe ses actionnaires que le nombre total de droits de vote existants lors de l'assemblée générale annuelle tenue le 30 avril 2002 était de 88 228 212.

Ce nombre est égal à celui des actions constituant le capital à la date de l'assemblée, soit 89 352 392 diminué des actions détenues par la société, directement ou indirectement.

18273

CAP GEMINI

Société anonyme au capital de 1 001 954 048 €.
Siège social : 11, rue de Tilsitt, Paris (17e).
330 703 844 R.C.S. Paris.

DROITS DE VOTE

En application de l'article L. 233-8 du Code de commerce, la société informe ses actionnaires que le nombre total de droits de vote existant le 25 avril 2002, date de tenue de l'assemblée générale ordinaire annuelle, était de 125 384 487.

18340

MARINE-WENDEL

Société anonyme au capital de 141 194 960 €.
Siège social : 89, rue Taitbout, 75009 Paris.
572 174 035 R.C.S. Paris.
Siret : 572 174 035 00061.

COMPAGNIE GENERALE D'INDUSTRIE ET DE PARTICIPATION (CGIP)

Société anonyme au capital de 652 422 287 €.
Siège social : 89, rue Taitbout, 75009 Paris.
308 389 519 R.C.S. Paris.
Siret : 308 389 519 00049.

En application des dispositions de l'article n° 98-01 de la Commission des opérations de bourse, il est précisé que le document (schéma E), constituant l'annexe aux rapports des conseils d'administration de Marine-Wendel et CGIP présentés à leurs prochaines assemblées générales du 13 juin 2002 et contenant les renseignements sur l'opération de fusion entre les deux sociétés et ses conséquences, pourra être consulté par les actionnaires des deux sociétés en leur siège social.

18400

SOCAMEL-RESCASET

Société anonyme au capital de 5 000 000 €.
Siège social : Lieudit Allivet, 38140 Renage.
070 503 016 R.C.S. Grenoble.

AVIS DE PERTE DU STATUT D'ÉMETTEUR FAISANT APPEL PUBLIC À L'ÉPARGNE

Les actions de la société Socamel-Rescaset, admises à la cote du Second marché de Euronext Paris S.A., et constituant les seuls instruments financiers émis par la société qui ont été offerts au public :

— ont fait l'objet d'une offre publique de retrait clôturée le 3 mai 2002, suivie d'un retrait obligatoire le 6 mai 2002, dont le résultat a été publié au Bulletin officiel du conseil des marchés financiers (avis CMF n° 202C0512 en date du 3 mai 2002) ;

— sont détenues, à la clôture de l'offre publique de retrait suivie d'un retrait obligatoire, exclusivement par le Groupe Guillin.

En conséquence et conformément au règlement n° 98-10 de la Commission des opérations de bourse, dans son article unique, la société Socamel-Rescaset ne fait plus appel public à l'épargne à compter de la publication du présent avis.

18313

File n° 82-5065

8

Exhibit 8

BALO notice of March 22, 2002, giving notice and agenda of the Ordinary and Extraordinary Shareholders' Meeting, of April 25, 2002

Titre VI. – Comptes annuels, inventaire, fonds de réserve, affectation et répartition des bénéfices, intérêt aux parts.

Article 36 - Année sociale, comptes annuels.

L'année sociale commence le 1er janvier et finit le 31 décembre. Le conseil d'administration dresse, à la clôture de chaque exercice, l'inventaire et les comptes annuels ; il établit le rapport de gestion dans les conditions légales et réglementaires. Tous ces documents sont mis à la disposition des commissaires aux comptes dans les conditions légales et réglementaires.

Article 37 - Répartition des bénéfices, réserves.

Sur le bénéfice de l'exercice diminué, le cas échéant, des pertes antérieures, il est effectué un prélèvement de 5 % pour constituer le fonds de réserve prescrit par la loi jusqu'à ce que ce fonds ait atteint le dixième du capital.

Le solde, augmenté, le cas échéant, des reports bénéficiaires, constitue le bénéfice distribuable, sur lequel il est prélevé la somme nécessaire pour servir, dans la limite du taux maximum mentionné à l'article 14 de la loi du 10 septembre 1947 portant statut de la cooptation, un intérêt aux parts, sans que, en cas d'insuffisance des excédents d'exploitation d'un exercice, les sociétaires puissent le réclamer sur les excédents d'exploitation des années subséquentes.

Le solde, après affectation aux réserves constituées par l'assemblée générale, est réparti entre les clients sociétaires conformément aux textes législatifs et réglementaires en vigueur.

Les excédents provenant des opérations effectuées avec les clients non sociétaires ne doivent pas être compris dans les distributions de ristournes.

Tant que les diverses réserves totalisées, y compris la réserve légale, n'atteignent pas le montant du capital social, le prélèvement opéré à leur profit ne peut être inférieur à 15 % des bénéfices.

Les pertes reportées par décision de l'assemblée générale sont inscrites à un compte spécial figurant au passif du bilan, pour être imputées sur les bénéfices des exercices ultérieurs jusqu'à extinction, ou apurées par prélèvement sur les réserves.

L'assemblée générale, statuant sur les comptes de l'exercice, a la faculté d'accorder à chaque sociétaire, pour tout ou partie de l'intérêt mis en distribution, une option entre le paiement de l'intérêt en numéraire ou son paiement en parts sociales.

Article 38 - Paiement de l'intérêt aux parts.

Le paiement de l'intérêt aux parts sociales et des ristournes, voté par l'assemblée générale ordinaire, a lieu dans un délai maximum de neuf mois après la clôture de l'exercice.

Les modalités de mise en paiement sont fixées par l'assemblée ou, à défaut, par le conseil d'administration.

Les sommes non réclamées dans les délais légaux d'exigibilité sont prescrites conformément à la loi.

Titre VII.

Article 39 - Dissolution, liquidation.

A l'expiration de la société ou en cas de dissolution anticipée décidée par l'assemblée générale extraordinaire, celle-ci règle le mode de liquidation. Elle nomme un ou plusieurs liquidateurs aux conditions de quorum et de majorité prévues pour les assemblées générales ordinaires.

En cas de liquidation, de dissolution ou de radiation de la liste des banques populaires, l'excédent d'actif dûment constaté après extinction du passif et des frais de liquidation et remboursement aux sociétaires de la valeur nominale des parts sociales sera attribué conformément aux articles L. 512-8 et L. 512-9 du Code monétaire et financier.

Titre VIII.

Article 40 - Dépôts légaux.

Chaque année, conformément aux articles L. 512-4 et 515-10 du Code monétaire et financier, dans la première quinzaine de février, le directeur général ou un administrateur dépose au greffe du tribunal d'instance du siège social, en trois exemplaires, un état mentionnant le nombre des membres de la société à cette date, la liste des mutations intervenues parmi les administrateurs, directeur général et sociétaires depuis le dernier dépôt effectué, et un tableau sommaire des recettes et des dépenses ainsi que des opérations réalisées au cours de l'année précédente.

Un exemplaire de ces documents est, par les soins du juge du tribunal d'instance, déposé au greffe du tribunal de commerce.

Article 41 - Contestations.

Toutes les contestations qui, pendant la durée de la société ou lors de sa liquidation, s'élèveraient soit entre la société et les sociétaires, soit entre les sociétaires eux-mêmes à propos des affaires sociales, seront soumises à la juridiction des tribunaux compétents.

Les demandes d'inscription de projets de résolution à l'ordre du jour de cette assemblée par les sociétaires remplissant les conditions requises, doivent être envoyées au siège social, par lettre recommandée avec accusé de réception, dans le délai de dix jours à compter de la publication du présent avis.

Le conseil d'administration.

14762

CAP GEMINI

Société anonyme au capital de 1 001 954 048 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris.

AVIS DE RÉUNION VALANT AVIS DE CONVOCATION

Mmes et MM. les actionnaires de Cap Gemini sont convoqués en assemblée générale mixte pour le jeudi 25 avril 2002 à 10 heures, au pavillon d'Armenonville, allée de Longchamp, bois de Boulogne, Paris (16e), à l'effet de délibérer sur l'ordre du jour et le projet de résolutions suivants :

Ordre du jour.

Assemblée à caractère ordinaire :

— Rapport de gestion du conseil d'administration, présentation des comptes annuels et des comptes consolidés de l'exercice clos le 31 décembre 2001 ;

— Présentation du rapport général et du rapport spécial de MM. les commissaires aux comptes sur l'exécution de leur mission et les conventions visées à l'article L. 225-38 du Code de commerce ;

— Examen et approbation des comptes annuels de l'exercice 2001 ;

— Affectation du résultat de l'exercice, prélèvement du dividende sur le compte « Prime d'apport » ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet de faire racheter par la société ses propres actions ;

— Renouvellement du mandat d'un commissaire aux comptes titulaire ;

— Nomination d'un nouveau commissaire aux comptes titulaire ;

— Nomination de deux nouveaux commissaires aux comptes suppléants.

Assemblée à caractère extraordinaire :

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'annuler les actions rachetées par la société ;

— Annulation d'actions par réduction de capital ; pouvoirs au conseil d'administration pour la réalisation matérielle de cette opération ;

— Modifications à apporter à la vingt quatrième résolution à caractère extraordinaire approuvée lors de l'assemblée générale mixte du 23 mai 2000 ;

— Autorisation et pouvoirs à donner au conseil d'administration d'augmenter le capital social par l'émission d'actions à libérer en numéraire et de réserver la souscription des actions à émettre aux salariés de la société et ses filiales adhérents à un plan d'épargne d'entreprise (PEE) ou à un plan partenarial d'épargne salariale volontaire (PPESV) ;

— Autorisation et pouvoirs à donner au conseil d'administration de procéder à une augmentation de capital réservée à une société du groupe Cap Gemini Ernst & Young dédiée à cette opération et permettant d'offrir aux salariés de certaines filiales étrangères du groupe ne souscrivant pas aux actions Cap Gemini via un fonds commun de placement d'entreprise (FCPE) une opération d'épargne salariale à des conditions comparables à celles qui seraient offertes aux salariés concernés par la treizième résolution ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'émettre des bons conférant à leurs titulaires le droit de souscrire des titres représentant une quote-part du capital de la société, dans la limite d'un montant maximum d'augmentation de capital de 400 millions d'euros ; avec ou sans droit préférentiel des actionnaires à la souscription des bons à émettre ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'émettre des valeurs mobilières donnant droit par conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à l'attribution d'actions de la société, dans la limite d'un montant maximum d'augmentation de capital de 400 millions d'euros ; avec ou sans droit préférentiel des actionnaires à la souscription des valeurs mobilières à émettre ;

— Plafond général des autorisations financières ;

— Instauration d'une obligation d'information en cas de franchissement de seuils ;

— Mise en harmonie des statuts avec la loi no 2001-420 du 15 mai 2001 relative aux nouvelles régulations économiques.

PROJETS DE RÉSOLUTIONS

I. — Résolutions à caractère ordinaire.

Première résolution (Approbation des comptes sociaux de l'exercice 2001). — L'assemblée générale, connaissance prise :

— du rapport de gestion du conseil d'administration sur l'exercice clos le 31 décembre 2001 ;

— et du rapport général établi par MM. les commissaires aux comptes sur l'exécution de leur mission au cours dudit exercice,

approuve l'ensemble des comptes, en particulier le bilan, le compte de résultat et l'annexe, arrêtés au 31 décembre 2001, tels qu'il ont été présentés, ainsi que les opérations traduites par ces comptes ou résumées dans ces rapports.

L'assemblée générale donne, en conséquence, quitus entier et sans réserve au conseil d'administration pour sa gestion au cours de l'exercice.

Deuxième résolution (Présentation des comptes consolidés de l'exercice 2001). — L'assemblée générale, connaissance prise :

— du rapport du conseil d'administration sur la gestion du groupe, inclus dans le rapport de gestion ;

— et du rapport établi par MM. les commissaires aux comptes sur les comptes consolidés, prend acte que les comptes consolidés de l'exercice clos le 31 décembre 2001 lui ont été présentés.

Troisième résolution (Conventions réglementées). — L'assemblée générale, connaissance prise du rapport spécial des commissaires aux comptes sur les conventions visées à l'article L. 225-38 du Code de commerce, approuve les conventions mentionnées dans ce rapport.

Quatrième résolution (Affectation du résultat et dividende). — L'assemblée générale, sur proposition du conseil d'administration, décide :

— de reporter à nouveau la perte de l'exercice s'élevant à 1 873 798 101,74 € ;

— de prélever une somme de 50 097 702,40 € sur le compte « Prime d'apport » à l'effet de distribuer un dividende global de 50 097 702,40 €, le dividende par action étant ainsi fixé à 0,40 €.

En conséquence, le dividende est fixé à 0,40 € pour chacune des 125 244 256 actions composant le capital social au 31 décembre 2001. Conformément aux dispositions de la loi de finances pour 2002, ce dividende donnera droit à un avoir fiscal de 0,20 € (50 %) pour les actionnaires personnes physiques et pour les personnes morales ayant la qualité de société-mère, et de 0,06 € (15 %) pour les autres personnes morales. Ce dividende sera mis en paiement à compter du 29 avril 2002. Au cas où, lors de la mise en paiement du dividende, la société détiendrait certaines de ses propres actions, la somme correspondant aux dividendes non versés en raison de ces actions sera affectée au compte « Report à nouveau ».

En application des dispositions de l'article 243 *bis* du Code général des impôts, l'assemblée générale prend acte qu'il a été procédé à la distribution d'un dividende de 149 166 652,80 € (1,20 € x 124 305 544 actions) au titre de l'exercice 2000, de 77 945 108 € (1 € x 77 945 108 actions) au titre de l'exercice 1999 et de 380 218 619 F, soit 57 963 955 € (5,50 F x 69 130 658 actions) au titre de l'exercice 1998.

Cinquième résolution (Autorisation d'un programme de rachat d'actions). — L'assemblée générale ordinaire, connaissance prise du rapport du conseil d'administration et de la note d'information ayant reçu le visa de la Commission des opérations de bourse, autorise le conseil d'administration avec faculté de délégation, conformément aux dispositions des articles L. 225-209 et suivants du Code de commerce, et pour une période de dix-huit mois à compter de ce jour, à faire acheter par la société ses propres actions.

Cette autorisation est destinée, concernant ces actions, à permettre à la société de :

— les conserver, échanger, céder, transférer ou les remettre en paiement, notamment dans le cadre d'opérations de croissance externe ;

— les attribuer aux salariés dans les conditions et selon les modalités prévues par la loi, notamment dans le cadre du régime des options d'achat d'actions ou par le biais d'un plan d'épargne d'entreprise ;

— procéder à la régulation des cours par achat et vente en bourse ;

— optimiser la gestion financière et patrimoniale de la société ;

— les annuler, sous réserve de l'adoption de la dixième résolution à caractère extraordinaire figurant à l'ordre du jour de l'assemblée générale de ce jour.

Les opérations ci-dessus décrites pourront être effectuées par tout moyen compatible avec la loi et la réglementation en vigueur, y compris par l'utilisation d'instruments financiers dérivés. La part maximale du capital acquise ou transférée sous forme de blocs de titres pourra atteindre la totalité du programme.

Ces opérations pourront intervenir à tout moment, sous réserve des périodes d'abstention prévues par le règlement 90-04 modifié de la Commission des opérations de bourse.

L'assemblée générale fixe le nombre maximum d'action pouvant être acquises au titre de la présente résolution à 10 % du capital de la société arrêté au 31 décembre 2001, ce qui correspond à 12 524 425 actions, et décide que le montant total consacré à ces acquisitions ne pourra pas dépasser 2 504 885 000 €.

L'assemblée générale décide que le prix maximum d'achat ne pourra excéder 200 € par action et le prix minimum de vente ne pourra être inférieur à 60 € par action. En cas d'augmentation de capital par incorporation de réserves et attribution d'actions gratuites, en cas de division ou de regroupement des actions, les prix unitaires ci-dessus visés seront ajustés par un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital avant l'opération et ce nombre après l'opération.

En vue d'assurer l'exécution de la présente délégation, tous pouvoirs sont donnés au conseil d'administration, avec faculté de délégation, à l'effet :

— de passer tous ordres de bourse, conclure tous accords en vue, notamment, de la tenue des registres d'achats et de ventes d'actions ;

— d'effectuer toutes déclarations et de remplir toutes autres formalités et, de manière générale, faire ce qui sera nécessaire.

Le conseil d'administration informera l'assemblée générale ordinaire annuelle des opérations réalisées en application de la présente résolution.

Les autorisations données au conseil d'administration dans la présente résolution se substituent à celles données dans la quatrième résolution à caractère ordinaire de l'assemblée générale mixte du 16 mai 2001.

Sixième résolution (Renouvellement du mandat d'un commissaire aux comptes titulaire). — L'assemblée générale renouvelle pour une durée de six exercices le mandat, arrivé à expiration ce jour, de commissaire aux comptes titulaire de Coopers & Lybrand Audit.

Septième résolution (Nomination d'un nouveau commissaire aux comptes titulaire). — L'assemblée générale nomme en qualité de nouveau commissaire aux comptes titulaire, pour une durée de six exercices, KPMG SA, immatriculé au Registre du commerce et des sociétés de Nanterre sous le nº 775 726 417, les Hauts de Villiers, 2*bis*, rue de Villiers, 92300 Levallois-Perret, qui succède à Constantin Associés SA dont le mandat est arrivé à expiration ce jour.

Huitième résolution (Nomination d'un nouveau commissaire aux comptes suppléant). — L'assemblée générale nomme en qualité de commissaire aux comptes suppléant M. Yves Nicolas, 32, rue Guersant, 75017 Paris, suppléant de Coopers & Lybrand Audit pour la durée du mandat de ce dernier.

Neuvième résolution (Nomination d'un nouveau commissaire aux comptes suppléant). — L'assemblée générale nomme en qualité de commissaire aux comptes suppléant M. Guillaume Livet, Les hauts de Villiers, 2 *bis*, rue de Villiers, 92300 Levallois-Perret, suppléant de KPMG SA pour la durée du mandat de ce dernier.

II. — Résolutions à caractère extraordinaire.

Dixième résolution (Autorisation d'annulation d'actions rachetées). — L'assemblée générale, connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes, autorise le conseil d'administration, avec faculté de délégation, à :

— annuler conformément aux dispositions de l'article L. 225-209 du Code de commerce, en une ou plusieurs fois, sur sa seule décision, tout ou partie des actions propres détenues par la société, dans la limite de 10 % du capital par période de vingt-quatre mois et à réduire corrélativement le capital social ;

— imputer la différence entre la valeur de rachat des actions annulées et leur valeur nominale sur les primes et réserves disponibles de son choix.

L'assemblée générale fixe à 5 ans à compter de ce jour, la durée de validité de la présente délégation.

Tous pouvoirs sont conférés au conseil d'administration, avec faculté de délégation, pour réaliser la ou les opérations autorisées en vertu de la présente résolution, modifier les statuts et accomplir les formalités requises.

L'autorisation donnée au conseil d'administration dans la présente résolution se substitue à celle donnée dans la sixième résolution à caractère extraordinaire de l'assemblée générale mixte du 16 mai 2001.

Onzième résolution (Réduction de capital pour annuler les actions restituées). — L'assemblée générale, connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes, prend acte qu'en exécution des accords conclus entre Cap Gemini et Ernst & Young lors de l'apport de l'activité conseil de ce groupe devenu définitif le 23 mai 2000, 237 352 actions Cap Gemini lui ont été restituées entre le 1er avril 2001 et le 14 mars 2002 par des personnes devenues salariées du groupe Cap Gemini Ernst & Young et l'ayant quitté depuis.

L'assemblée générale décide d'annuler ces actions et de réduire en conséquence le capital social d'une somme égale au multiple de la valeur nominale de 8 € par action, par le nombre d'actions annulées, 237 352, soit une réduction nominale du capital de 237 352 x 8 = 1 898 816 €.

La différence entre la valeur d'entrée de ces actions dans le patrimoine de Cap Gemini, 20 005 124 €, et leur montant nominal, 1 898 816 €, soit 18 106 308 €, sera imputée sur la prime d'apport constituée lors de la réalisation définitive de l'apport précité.

Tous pouvoirs sont donnés au conseil d'administration, avec faculté de délégation à son président, pour faire procéder aux opérations matérielles de réduction de capital à l'issue du délai visé à l'article 180 du décret nº 67-236 du 23 mars 1967.

Douzième résolution (Actionnariat des salariés – Modifications apportées à la 24ème résolution à caractère extraordinaire approuvée lors de l'assemblée générale mixte du 23 mai 2000). — L'assemblée générale, connaissance prise du rapport du conseil d'administration, décide (i) d'abroger le paragraphe 2 de la vingt quatrième résolution à caractère extraordinaire de l'assemblée générale mixte du 23 mai 2000 et (ii) de cantonner le plafond de souscription de douze millions (12 000 000) d'actions nouvelles de huit (8) euros la valeur nominale fixé au paragraphe 3 de ladite résolution, aux seules augmentations de capital résultant des souscriptions consécutives aux levées d'options de souscription que le conseil d'administration a été autorisé à consentir aux termes du paragraphe 1 de la même résolution.

Treizième résolution (Actionnariat des salariés – Augmentation de capital réservée aux salariés de Cap Gemini Ernst & Young via un PEE ou un PPESV : article L. 443-5 du Code du travail). — L'assemblée générale, connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes et dans le cadre des dispositions des articles L. 443-1 et suivants du Code du travail et L. 225-138 du Code de commerce :

— autorise le conseil d'administration à augmenter en une ou plusieurs fois le capital social par l'émission d'actions à libérer en numéraire et réserve la souscription de la totalité des actions à émettre aux salariés de la société et des sociétés françaises et étrangères qui lui sont liées au sens de l'article L. 225-180 du Code de commerce dès lors que ces salariés adhèrent à un plan d'épargne d'entreprise (PEE) ou à un plan partenarial d'épargne salariale volontaire (PPESV) du groupe Cap Gemini Ernest & Young ;

— décide que la durée pendant laquelle le conseil d'administration pourra utiliser la présente autorisation expirera le jour de la réunion de l'assemblée générale statuant sur les comptes de l'exercice 2002 ;

— décide que le prix d'émission des actions nouvelles, déterminé conformément aux dispositions prévues par l'article L. 443-5 du Code du travail, sera égal à 85 % de la moyenne des premiers cours cotés de l'action ancienne sur le premier marché de la Bourse de Paris lors des vingt séances précédant le jour de la décision du conseil d'administration ou du président du conseil d'administration fixant la date d'ouverture de la souscription ;

— décide que les souscriptions pourront être réalisées directement ou par l'intermédiaire d'un fonds commun de placement d'entreprise (FCPE) ou, le cas échéant, d'une Sicav d'actionnariat salarié (Sicavas) régie par l'article L. 214-40-1 du Code monétaire et financier ;

— constate que ces décisions entraînent renonciation des actionnaires à leur droit préférentiel de souscription au profit des salariés auxquels l'augmentation de capital est réservée ;

— confère tous pouvoirs au conseil d'administration, avec faculté de délégation à son président dans les conditions prévues par la loi, à l'effet de :

- déterminer les sociétés dont les salariés pourront bénéficier de l'offre de souscription ;
- consentir un délai aux salariés pour la libération de leurs actions ;
- fixer les modalités et conditions d'adhésion à un PEE ou PPESV, en établir ou modifier le règlement ;

– fixer les dates d'ouverture et de clôture de la souscription et le prix d'émission des actions ;
– arrêter le nombre d'actions nouvelles à émettre et les règles de réduction applicables en cas de sur-souscription ;
– constater la réalisation des augmentations de capital ;
– accomplir directement ou par mandataire toutes opérations et formalités ;
– imputer les frais des augmentations de capital social sur le montant des primes afférentes à ces augmentations et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation ;
– modifier en conséquence les statuts de la société et, plus généralement, faire tout ce qui sera utile et nécessaire dans le cadre des lois et règlements en vigueur.

— décide que la ou les augmentations de capital décidées en vertu de la présente résolution ne pourront donner droit de souscrire plus de trois millions huit cent mille (3 800 000) actions nouvelles de huit (8) euros de valeur nominale.

Quatorzième résolution (Actionnariat des salariés). — Cette résolution a pour objet de permettre d'offrir aux salariés employés par certaines sociétés étrangères qui sont liées à la société dans les conditions visées par l'article L. 233-16 du Code de commerce, une opération d'épargne salariale par l'intermédiaire d'une société constituée par le groupe Cap Gemini Ernest & Young et dédiée à cette opération, à des conditions comparables à celles qui seraient offertes aux salariés en vertu de la précédente résolution.

(Les salariés des sociétés étrangères qui souhaitent participer à cette opération d'actionnariat salarié doivent s'abstenir de prendre part au vote de la présente résolution).

L'assemblée générale, connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes :

1°) prend acte que les salariés des sociétés étrangères du groupe Cap Gemini Ernst & Young entrant dans le périmètre défini à l'article L. 233-16 du Code de commerce et dont le siège social est situé dans des pays où des difficultés juridiques ou fiscales rendraient difficile la mise en œuvre des formules d'actionnariat visées à la résolution précédente, sont ci-après définis par les mots « Salariés des sociétés étrangères » ;

2°) décide, dans le cadre des dispositions de l'article L. 225-138 du Code de commerce, d'autoriser le conseil d'administration à augmenter en une ou plusieurs fois le capital social de la société par émission d'actions nouvelles réservées à la société Cap Gemini Ernst & Young Employees Worldwide SA, société anonyme au capital de 150 000 €, ayant son siège à Paris (17e), 11, rue de Tilsitt, immatriculée au Registre du commerce et des sociétés de Paris sous le n° 440 330 090, ci-après le « Bénéficiaire » ;

3°) décide de supprimer, en faveur du bénéficiaire, le droit préférentiel de souscription des actionnaires aux actions pouvant être émises en vertu de la présente autorisation ;

4°) décide, conformément aux dispositions de l'article L. 225-206 1 du Code de commerce, que le conseil d'administration ne pourra faire usage d'une telle autorisation avant le transfert à un ou plusieurs établissements de crédit ou prestataires de services d'investissement, de la pleine propriété de la totalité du capital social de Cap Gemini Ernst & Young Employees Worldwide SA ;

5°) décide que le prix d'émission des actions nouvelles souscrites par le bénéficiaire, en application de la présente délégation, devra être identique au prix auquel les actions seront offertes aux autres salariés du groupe conformément à l'autorisation conférée en vertu de la résolution précédente, à savoir 85 % de la moyenne des premiers cours cotés de l'action ancienne sur le Premier marché de la Bourse de Paris lors des vingt séances précédant le jour de la décision du conseil d'administration, ou du président du conseil d'administration, fixant la date d'ouverture de la souscription ;

6°) décide que la durée pendant laquelle le conseil d'administration pourra utiliser la présente autorisation expirera le jour de la réunion de l'assemblée générale statuant sur les comptes de l'exercice 2002 ;

7°) décide que le montant de l'augmentation de capital ou de chaque tranche d'augmentation de capital réservée au bénéficiaire sera égal au montant total des souscriptions des salariés des sociétés étrangères à la formule à effet de levier (après éventuelle réduction) multiplié par 9, étant précisé que la demande de chaque salarié des sociétés étrangères ne pourra excéder un montant, en nominal et prime de 2,5 % de la rémunération brute annuelle de chaque salarié des sociétés étrangères plafonné à deux mille (2 000) euros ;

8°) décide, en outre, que la ou les augmentations de capital décidées en vertu de la présente autorisation ne pourront donner droit de souscrire plus de un million trois cent mille (1 300 000) actions nouvelles de huit (8) euros de valeur nominale ;

9°) décide qu'en cas d'insuffisance des souscriptions des salariés des sociétés étrangères, le montant de l'augmentation de capital réservée au bénéficiaire sera limité au montant calculé comme indiqué au 7 ci-dessus ;

10°) décide que dans le cas où le montant déterminé comme indiqué au 7 ci-dessus excéderait le montant de chaque tranche d'augmentation de capital, les souscriptions des salariés des sociétés étrangères seront réduites conformément aux principes décrits dans le rapport du conseil d'administration ;

11°) décide que le conseil d'administration aura tous pouvoirs, avec faculté de délégation à son président dans les conditions prévues par la loi, pour faire usage en une ou plusieurs fois de la présente autorisation, notamment à l'effet :

— de décider le nombre maximum d'actions à émettre, dans les limites fixées par la présente résolution et constater le montant définitif de chaque augmentation de capital ;

— d'arrêter les dates et toutes autres conditions et modalités d'une telle augmentation de capital, notamment le seuil en deçà duquel les souscriptions ne seraient pas réduites ;

— d'imputer les frais d'une telle augmentation de capital sur le montant des primes afférentes et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau montant du capital social résultant d'une telle augmentation ;

— et, d'une manière générale, de passer toutes conventions, prendre toutes mesures et effectuer toutes formalités utiles à l'émission et au service financier des actions émises en vertu de la présente autorisation ou à l'exercice des droits qui y sont attachés, constater l'augmentation de capital résultant de toute émission réalisée en vertu de la présente autorisation et procéder à la modification corrélative des statuts de la société.

Quinzième résolution (Emission de bons de souscription d'actions par appel public à l'épargne, avec droit préférentiel de souscription). — L'assemblée générale, connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes établis conformément à la loi, délègue au conseil d'administration les pouvoirs nécessaires à l'effet de procéder, en une ou plusieurs fois, à l'émission de bons conférant à leurs titulaires le droit de souscrire des titres représentant une quote-part du capital de la société et, pour permettre l'exercice de ces bons, à augmenter le capital social d'un montant nominal maximum de 400 millions d'euros, auquel s'ajoutera, éventuellement, le montant nominal des titres à émettre pour réserver les droits des porteurs de ces bons.

La souscription à ces bons sera réservée par préférence aux propriétaires des actions anciennes qui pourront souscrire les bons à émettre tant à titre irréductible qu'à titre réductible.

En cas d'utilisation totale ou partielle de la présente autorisation, le conseil d'administration devra préciser les modalités de fixation du prix de souscription de ces titres.

L'assemblée générale renonce expressément, au profit des porteurs de bons qui seraient émis en vertu de la présente autorisation, au droit préférentiel des actionnaires à la souscription des titres à émettre.

L'assemblée générale confère au conseil d'administration les pouvoirs les plus larges à l'effet de procéder aux émissions qu'elle a autorisées et d'en fixer leurs conditions, notamment :

— fixer la ou les dates et les conditions d'émission des bons ainsi que le nombre de bons de chaque émission ;

— déterminer le nombre de bons nécessaires pour souscrire une action ;

— fixer les périodes au cours desquelles les droits attachés aux bons pourront être exercés ;

— déterminer les modalités selon lesquelles la société aura la faculté d'acheter les bons de souscription, à tout moment ou pendant des périodes déterminées ;

— déterminer le prix d'émission des actions à souscrire par utilisation de ces bons, en fixer la jouissance ;

— déterminer les modalités d'ajustement des bases de souscription au cas où la société procéderait, tant qu'il existera des bons en circulation, à des opérations qui, conformément à la loi, ne peuvent être effectuées qu'en réservant les droits des titulaires de bons ;

— constater le nombre et le montant des actions émises par exercice des bons de souscription d'actions, procéder aux formalités consécutives aux augmentations de capital correspondantes et apporter aux statuts les modifications nécessaires, conformément à la loi ;

— imputer les frais d'augmentation de capital sur le montant des primes afférentes à ces augmentations ;

— d'une manière générale, passer toutes conventions, prendre toutes mesures et effectuer toutes formalités utiles à l'émission des bons ainsi qu'à leur exercice.

La présente autorisation est donnée pour une durée d'un an, les actions auxquelles les bons donneront droit devant être émises dans le délai de cinq ans à compter de l'émission de ces bons.

Seizième résolution *(Emission de bons de souscription d'actions par appel public à l'épargne, sans droit préférentiel de souscription).* — L'assemblée générale, connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes établis conformément à la loi, délègue au conseil d'administration les pouvoirs nécessaires à l'effet de procéder, en une ou plusieurs fois, à l'émission de bons conférant à leurs titulaires le droit de souscrire des titres représentant une quote-part du capital de la société et, pour permettre l'exercice de ces bons, à augmenter le capital social d'un montant nominal maximum de 400 millions d'euros, auquel s'ajoutera, éventuellement, le montant nominal des titres à émettre pour réserver les droits des porteurs de ces bons.

L'assemblée générale décide que le prix d'émission des actions souscrites sur présentation des bons sera au moins égale à la moyenne des premiers cours constatés à la Bourse de Paris pour les actions de la société, pendant dix jours consécutifs choisis parmi les vingt jours de bourse qui précèderont l'émission des bons.

En cas d'utilisation totale ou partielle de la présente autorisation, le conseil d'administration devra préciser les modalités de fixation du prix de souscription de ces titres.

L'assemblée générale décide de supprimer le droit préférentiel de souscription des actionnaires :

— aux bons de souscription qui seraient émis en vertu de la présente autorisation ;

— aux actions pouvant être souscrites sur présentation de ces bons.

Si la ou les émissions autorisées sont réalisées sur le marché français, le conseil d'administration pourra conférer aux actionnaires, pendant la durée et selon les modalités qu'il fixera, un délai de priorité pour souscrire les bons de souscription, sans donner lieu à la création de droits. Les bons non souscrits par les actionnaires feront l'objet d'un placement public.

L'assemblée générale confère au conseil d'administration les pouvoirs les plus larges à l'effet de procéder aux émissions qu'elle a autorisées et d'en fixer leurs conditions, notamment :

— fixer la ou les dates et les conditions d'émission des bons ainsi que le nombre de bons de chaque émission ;

— déterminer le nombre de bons nécessaires pour souscrire une action ;
— fixer les périodes au cours desquelles les droits attachés aux bons pourront être exercés ;
— déterminer les modalités selon lesquelles la société aura la faculté d'acheter les bons de souscription, à tout moment ou pendant des périodes déterminées ;
— déterminer le prix d'émission des actions à souscrire par utilisation de ces bons, en fixer la jouissance ;
— déterminer les modalités d'ajustement des bases de souscription au cas où la société procéderait, tant qu'il existera des bons en circulation, à des opérations qui, conformément à la loi, ne peuvent être effectuées qu'en réservant les droits des titulaires de bons ;
— constater le nombre et le montant des actions émises par exercice des bons de souscription d'actions, procéder aux formalités consécutives aux augmentations de capital correspondantes et apporter aux statuts les modifications nécessaires, conformément à la loi ;
— imputer les frais d'augmentation de capital sur le montant des primes afférentes à ces augmentations ;
— d'une manière générale, passer toutes conventions, prendre toutes mesures et effectuer toutes formalités utiles à l'émission des bons ainsi qu'à leur exercice.

La présente autorisation est donnée pour une durée d'un an, les actions auxquelles les bons donneront droit devant être émises dans le délai de cinq ans à compter de l'émission de ces bons.

Dix-septième résolution (Emission de valeurs mobilières composées par appel public à l'épargne avec droit préférentiel de souscription). — L'assemblée générale, connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes établis conformément à la loi, délègue au conseil d'administration les pouvoirs nécessaires à l'effet de procéder, en une ou plusieurs fois, à l'émission de valeurs mobilières donnant droit par conversion échange, remboursement, présentation d'un bon ou de toute autre manière, à l'attribution, à tout moment ou à date fixe, d'actions émises ou à émettre à cet effet.

La souscription à ces valeurs mobilières sera réservée par préférence aux propriétaires des actions anciennes qui pourront souscrire les valeurs mobilières à émettre tant à titre irréductible qu'à titre réductible.

Ces valeurs mobilières pourront prendre notamment la forme :

(i) de titres pouvant représenter une quote-part du capital de la société assortis de bons donnant le droit de souscrire des actions de la société ; dans ce cas, le montant nominal total des titres auxquels seront attachés les bons de souscription ne devra pas excéder 400 millions d'euros.

(ii) de valeurs mobilières autres que les obligations convertibles, des obligations à bons de souscription d'actions ou des titres visés au (i) ci-dessus ; dans ces cas, le montant nominal total de ces valeurs mobilières ne devra pas excéder 3 milliards d'euros.

Le montant nominal total des actions émises sur exercice des bons visés en (i) ci-dessus ou par conversion, échange, remboursement des valeurs mobilières visées en (ii) ci-dessus, présentation d'un bon attaché à celles-ci ou de toute autre manière ne pourra, en tout état de cause et compte non tenu des ajustements susceptibles d'être opérés, excéder 400 millions d'euros.

La présente autorisation emporte de plein droit, au profit des porteurs des valeurs mobilières susceptibles d'être émises, renonciation des actionnaires à leur droit préférentiel de souscription aux actions auxquelles elles donneront droit.

En cas d'utilisation totale ou partielle de la présente autorisation, le conseil d'administration devra préciser les modalités de fixation du prix de souscription de ces titres.

L'assemblée générale donne tous pouvoirs au conseil d'administration pour fixer les dates et les montants des émissions, en déterminer les modalités ainsi que la forme des valeurs mobilières à créer, procéder à tous ajustements requis en conformité avec les dispositions légales et, généralement, prendre toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin des émissions envisagées, le tout dans le cadre des règlements et lois en vigueur.

En cas d'émission de valeurs mobilières donnant droit à l'attribution de titres de capital sur présentation d'un bon, le conseil d'administration aura tous pouvoirs pour déterminer les modalités selon lesquelles la société aura la faculté d'acheter les bons de souscription, à tout moment ou pendant les périodes déterminées.

L'assemblée générale confère également au conseil d'administration tous pouvoirs pour apporter aux statuts les modifications rendues nécessaires par l'utilisation des pouvoirs ci-dessus.

Les émissions décidées en vertu de la présente autorisation devront être réalisées par le conseil d'administration dans le délai maximum autorisé par la loi.

Dix-huitième résolution (Emission de valeurs mobilières composées par appel public à l'épargne sans droit préférentiel de souscription). — L'assemblée générale, connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes établis conformément à la loi, délègue au conseil d'administration les pouvoirs nécessaires à l'effet de procéder, en une ou plusieurs fois, tant en France qu'à l'étranger, soit en euros, soit en monnaies étrangères, à l'émission de valeurs mobilières donnant droit par conversion échange, remboursement, présentation d'un bon ou de toute autre manière, à l'attribution, à tout moment ou à date fixe, d'actions émises ou à émettre à cet effet.

Ces valeurs mobilières pourront prendre notamment la forme :

(i) de titres pouvant représenter une quote-part du capital de la société assortis de bons donnant le droit de souscrire des actions de la société ; dans ce cas, le montant nominal total des titres auxquels seront attachés les bons de souscription ne devra pas excéder 400 millions d'euros.

(ii) de valeurs mobilières autres que les obligations convertibles, des obligations à bons de souscription d'actions ou des titres visés au (i) ci-dessus ; dans ces cas, le montant nominal total de ces valeurs mobilières ne devra pas excéder 3 milliards d'euros.

Le montant nominal total des actions émises sur exercice des bons visés en (i) ci-dessus ou par conversion, échange, remboursement des valeurs mobilières visées en (ii) ci-dessus, présentation d'un bon attaché à celles-ci ou de toute autre manière ne pourra, en tout état cause et compte non tenu des ajustements susceptibles d'être opérés, excéder 400 millions d'euros.

La présente autorisation emporte de plein droit, au profit des porteurs des valeurs mobilières susceptibles d'être émises, renonciation des actionnaires à leur droit préférentiel de souscription aux actions auxquelles elles donneront droit.

La somme perçue ou susceptible d'être ultérieurement perçue par la société pour chacune des actions qui sera émise ou créée par souscription, conversion, échange, exercice de bons ou de toute autre manière, devra être au moins égale à la moyenne des premiers cours constatés à la Bourse de Paris pour les actions de la société, pendant dix jours consécutifs choisis parmi les vingt jours de bourse qui précéderont l'émission des valeurs mobilières qui y donnent droit.

En cas d'utilisation totale ou partielle de la présente autorisation, le conseil d'administration devra préciser les modalités de fixation du prix de souscription de ces titres.

L'assemblée générale décide de supprimer le droit préférentiel de souscription des actionnaires aux valeurs mobilières objet de la présente autorisation.

Si la ou les émissions autorisées sont réalisées sur le marché français, le conseil d'administration pourra conférer aux actionnaires, pendant une durée et selon les modalités qu'il fixera, un délai de priorité pour souscrire les valeurs mobilières, sans donner lieu à la création de droits. Les valeurs mobilières non souscrites par les actionnaires feront l'objet d'un placement public.

L'assemblée générale donne tous pouvoirs au conseil d'administration pour fixer les dates et les montants des émissions, en déterminer les modalités ainsi que la forme des valeurs mobilières à créer, procéder à tous ajustements requis en conformité avec les dispositions légales et, généralement, prendre toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin des émissions envisagées, le tout dans le cadre des règlements et lois en vigueur.

En cas d'émission de valeurs mobilières donnant droit à l'attribution de titres de capital sur présentation d'un bon, le conseil d'administration aura tous pouvoirs pour déterminer les modalités selon lesquelles la société aura la faculté d'acheter les bons de souscription, à tout moment ou pendant les périodes déterminées.

L'assemblée générale confère également au conseil d'administration tous pouvoirs pour apporter aux statuts les modifications rendues nécessaires par l'utilisation des pouvoirs ci-dessus.

Les émissions décidées en vertu de la présente autorisation devront être réalisées par le conseil d'administration dans le délai maximum autorisé par la loi.

Dix-neuvième résolution (Plafond général des autorisations financières). — L'assemblée générale décide que le montant global des augmentations du capital social qui pourront être réalisées en vertu des délégations de pouvoirs conférées par les quinzième, seizième, dix-septième et dix-huitième résolutions précédentes, viendra s'imputer sur l'autorisation plus générale conférée au conseil d'administration en vertu de la huitième résolution à caractère extraordinaire adoptée par l'assemblée générale mixte du 16 mai 2001 qui autorise le conseil d'administration à porter le capital social jusqu'à un montant nominal maximum de 1,5 milliard d'euros.

Les autorisations données au conseil d'administration dans les quinzième, seizième, dix-septième et dix-huitième résolutions qui précèdent se substituent à celles données dans les quatorzième, quinzième, seizième et dix-septième résolutions à caractère extraordinaire de l'assemblée générale mixte du 16 mai 2001.

Vingtième résolution (Franchissement de seuils – Obligation statutaire d'information). — L'assemblée générale, connaissance prise du rapport du conseil d'administration, décide d'instaurer une obligation supplémentaire d'information de la société portant sur la détention de fractions du capital ou des droits de vote, et adopte en conséquence un nouvel article 10 des statuts ainsi rédigé :

« Article 10 - Franchissement de seuil :

Toute personne physique ou morale qui vient à posséder un nombre d'actions correspondant à 1 % du capital social ou des droits de vote et à tous les multiples de ce pourcentage jusqu'au seuil du tiers du capital social ou des droits de vote, est tenue, dans le délai de quinze jours de l'inscription en compte de titres lui permettant d'atteindre ou de franchir ce seuil de 1 % et de chacun de ses multiples, de déclarer à la société, par lettre recommandée avec accusé de réception, le nombre total d'actions ou de droits de vote qu'elle possède.

Cette obligation s'applique dans les mêmes conditions et délai, lorsque le seuil de participation au capital social ou de détention des droits de vote devient inférieur aux seuils ci-dessus.

Les franchissements de seuils soumis à déclaration s'apprécient en tenant compte des actions détenues par (i) les sociétés actionnaires à plus de 50 %, directement ou indirectement, de la société déclarante ; (ii) les sociétés dont le capital est détenu à plus de 50 %, directement ou indirectement, par la société déclarante, ainsi que (iii) les sociétés dont plus de 50 % du capital est détenu, directement ou indirectement, par une société détenant elle-même, directement ou indirectement, plus de 50 % du capital de la société déclarante.

L'inobservation des dispositions qui précèdent est sanctionnée par la privation des droits de vote pour les actions excédant la fraction non déclarée et ce, pour toute assemblée d'actionnaires qui se tiendra jusqu'à l'expiration d'un délai de deux ans suivant la date de régularisation de la notification prévue ci-dessus, pour autant que l'application de cette sanction soit demandée

par un ou plusieurs actionnaires détenant 1 % au moins du capital ou des droits de vote de la société et que cette demande soit consignée au procès-verbal de l'assemblée générale ».

Vingt-et-unième résolution (Mise en harmonie des statuts avec la loi n° 2001-420 relative aux nouvelles régulations économiques). — L'assemblée générale, sur proposition du conseil d'administration, et au vu des nouvelles dispositions de la loi sur les nouvelles régulations économiques du 15 mai 2001, décide de modifier comme suit les statuts :

— L'intitulé de l'article 7 est rédigé comme suit :

« Article 7 - Forme des actions – Identification des détenteurs de titres » ;

— Est inséré l'alinéa suivant après l'alinéa 4 de l'article 7 :

« Dans les conditions légales et réglementaires en vigueur, la société peut demander à tout moment à l'organisme chargé de la compensation des titres, le nom ou, s'il s'agit d'une personne morale, l'année de constitution et l'adresse des détenteurs de titre conférant immédiatement ou à terme le droit de vote dans ces assemblées, ainsi que la quantité de titres détenue par chacun d'eux et, le cas échéant, les restrictions dont les titres peuvent être frappés ».

— Est substituée à la rédaction actuelle du paragraphe 1 de l'article 11 (ancien article 10), la rédaction suivante :

« La société est administrée par un conseil d'administration composée de trois membres au moins et de dix-huit au plus, membres qui ne peuvent être que des personnes physiques » ;

— Est inséré après le paragraphe 1 de l'article 12 (ancien article 11), le paragraphe suivant qui devient le paragraphe 2 :

« Sont réputés présents pour le calcul du quorum et de la majorité, les administrateurs qui participent à la réunion du conseil par des moyens de visioconférence permettant une retransmission en continu des débats. Cette disposition ne s'applique pas aux réunions du conseil d'administration dont l'ordre du jour porte sur la nomination, la rémunération ou la révocation du président ou du directeur général, sur le mode d'exercice de la direction générale, sur l'arrêté des comptes annuels et l'examen des comptes consolidés ou sur la rédaction des résolutions et du rapport de gestion qui seront présentés à l'assemblée des actionnaires » ;

— Est substituée à la rédaction actuelle du paragraphe 2 dudit article 12 la rédaction suivante, qui devient le paragraphe 3 :

« Les délibérations sont prises aux conditions de quorum et de majorité prévues par la loi, sauf pour ce qui est du choix entre les deux modalités d'exercice de la direction générale (cf. infra article 15). En cas de partage des voix, celle du président de la société est prépondérante » ;

— L'intitulé de l'article 13 (ancien article 12) est rédigé comme suit :

« Article 13 - Pouvoirs et attributions du conseil » ;

— Sont insérés à l'article 13 de nouveaux paragraphes 1, 2 et 3 :

« 1°) Le conseil d'administration détermine les orientations de l'activité de la société et veille à leur mise en œuvre. Sous réserve des pouvoirs expressément attribués aux assemblées d'actionnaires et dans la limite de l'objet social, il se saisit de toute question intéressant la bonne marche de la société et règle par ses délibérations les affaires qui la concernent.

2°) L'approbation préalable du conseil d'administration est requise pour toute décision à caractère stratégique majeur ou susceptible d'avoir un effet significatif sur la situation financière de la société ou de ses filiales, conformément aux dispositions du règlement intérieur visé à l'article 16 ci-après.

3°) Le conseil d'administration procède ou fait procéder aux contrôles et vérifications qu'il juge opportuns ».

Le paragraphe 2 de l'ancien article 12 devient le paragraphe 4 de l'article 13.

— Est inséré un nouvel article 14 ainsi rédigé :

« Article 14 - Président du conseil d'administration :

1°) Le conseil d'administration élit parmi ses membres, un président, personne physique, pour une durée qui ne peut excéder son mandat d'administrateur. Celui-ci est rééligible.

Pour l'exercice des fonctions de président, la limite d'âge est fixée à soixante quinze ans accomplis, les fonctions de l'intéressé prenant fin à l'issue de la première assemblée générale ordinaire annuelle suivant la date de son anniversaire.

2°) Le président du conseil d'administration est le président de la société. Il représente le conseil d'administration et arrête l'ordre du jour de ses réunions. Il organise et dirige les travaux de celui-ci et il en rend compte à l'assemblée générale. Il veille au bon fonctionnement des organes de la société et s'assure que les administrateurs sont mis en mesure d'accomplir leur mission.

3°) Lorsque le président du conseil d'administration assume également la direction générale de la société, toutes les dispositions légales et réglementaires relatives au directeur général lui sont applicables ».

— Est inséré un nouvel article 15 ainsi rédigé :

« Article 15 - Mode d'exercice de la direction générale :

1°) La direction générale de la société est assumée, sous la responsabilité, soit par le président du conseil d'administration et portant alors le titre de président directeur général, soit par une autre personne physique nommée par le conseil d'administration et portant alors le titre de directeur général.

2°) Sous réserve que la question ait été inscrite à l'ordre du jour, le conseil d'administration statuant à la majorité des deux-tiers de ses membres, choisit entre les deux modalités d'exercice de la direction générale.

3°) Dans le cas de dissociation des fonctions de président et de directeur général, ce dernier n'est pas nécessairement administrateur et il est nommé pour une durée librement déterminée par le conseil d'administration. Lorsque ce directeur général est administrateur, la duré de ses fonctions ne peut excéder celle de son mandat d'administrateur. Dans tous les cas, il ne peut pas être âgé de plus de soixante quinze ans.

4°) Le président directeur général ou le directeur général, selon le cas, est investi des pouvoirs les plus étendus pour agir en toutes circonstances au nom de la société. Il exerce ces pouvoirs dans la limite de l'objet social et sous réserve de ceux que la loi attribue expressément aux assemblées d'actionnaires et au conseil d'administration. Il représente la société dans ses rapports avec les tiers ».

— Est inséré un nouvel article 16 ainsi rédigé :

« Article 16 - Règlement intérieur du conseil d'administration :

Le conseil d'administration établit un règlement intérieur qui précise, en conformité avec les dispositions légales et réglementaires et avec les présents statuts, les modalités d'exercice des attributions et fonctions du conseil d'administration, du président et du directeur général, fixe les règles de fonctionnement des comités créés par le conseil d'administration et précise l'articulation de ces attributions et fonctions entre ces différents organes ».

— Par suite de ces modifications, l'ancien article 13 est supprimé et les anciens articles 14, 15, 16, 17, 18 et 19 deviennent respectivement les articles 17, 18, 19, 20, 21 et 22.

Vingt-deuxième résolution (Pouvoirs pour formalités). — L'assemblée générale confère tous pouvoirs au porteur d'une copie ou d'un extrait du procès-verbal de la présente assemblée pour effectuer tous dépôts, publications, déclarations et formalités où besoin sera.

Les demandes d'inscription de projets de résolutions à l'ordre du jour de cette assemblée, présentées par les actionnaires remplissant les conditions légales, doivent être envoyées au siège social de la société par lettre recommandée avec demande d'avis de réception, dans le délai de dix jours à compter de la publication du présent avis.

Pour assister, se faire représenter ou voter par correspondance à cette assemblée, les actionnaires propriétaires d'actions nominatives devront avoir leurs titres inscrits en compte cinq jours au moins avant la date de cette assemblée.

Les propriétaires d'actions au porteur devront avoir déposé au plus tard cinq jours avant la date de cette assemblée, le certificat d'immobilisation établi par l'intermédiaire bancaire ou financier qui gère leur compte titres, constatant l'indisponibilité de leurs actions jusqu'à la date de l'assemblée, aux guichets des établissements co-domiciles mentionnés ci-après.

Tout actionnaire peut voter par correspondance.

Une formule unique de vote par correspondance ou par procuration et ses annexes seront adressées à tous les actionnaires inscrits au nominatif.

Les titulaires d'actions au porteur désirant voter par correspondance ou donner procuration peuvent se procurer auprès du siège social de la société ou des établissements co-domiciles ci-après mentionnés ledit formulaire et ses annexes ; la demande doit être formulée par lettre recommandée avec accusé de réception et parvenir six jours au moins avant la date de l'assemblée.

Les votes par correspondance ou par procuration ne seront pris en compte qu'à condition de parvenir trois jours au moins avant la date de l'assemblée au siège social de la société ou à Euro Emetteurs Finance, assemblées générales, 48, boulevard des Batignolles, 75850 Paris Cedex 17, cinq jours au moins avant ladite date aux autres établissements.

Les propriétaires d'actions au porteur devront joindre au formulaire l'attestation d'immobilisation de leurs actions.

Les actionnaires qui désireraient assister à cette assemblée, voudront bien en faire la demande par écrit, avant le 19 avril 2002 à l'un des établissements désignés ci-dessous. Une lettre d'admission leur sera adressée directement à la suite de cette demande.

Liste des établissements co-domiciles :

— Crédit lyonnais ;
— Lazard Frères Banque ;
— Banque Neuflize, Schlumberger, Mallet, Demachy ;
— BNP Paribas ;
— CDC Ixis ;
— Crédit agricole Investor Services Corporate Trust ;
— Société générale.

Le présent avis vaut avis de convocation, sous réserve qu'aucune modification ne soit apportée à l'ordre du jour à la suite de demandes d'inscription de projets de résolutions présentés par des actionnaires.

Le conseil d'administration.

14793

CAPITAL EQUITIES DIVERSIFICATION

Société d'investissement à capital variable.
Siège social : 148, boulevard Haussmann, 75008 Paris.
411 207 285 R.C.S. Paris.

AVIS DE RÉUNIONS VALANT CONVOCATIONS

I. — Assemblée générale ordinaire.

Les actionnaires sont informés qu'ils sont convoqués en assemblée générale ordinaire le mardi 23 avril 2002 à 11 heures au siège de la société à l'effet de délibérer sur l'ordre du jour suivant :

Ordre du jour.

— Lecture du rapport de gestion du conseil d'administration sur l'activité de la société pendant l'exercice clos le 28 décembre 2001 ;

— Lecture des rapports des commissaires aux comptes sur l'exécution de leur mission au cours de l'exercice clos le 28 décembre 2001 et sur les conventions visées à l'article L. 225-38 du Code de commerce et suivants ;

— Approbation des rapports, bilan et comptes de l'exercice 2001 ;
— Quitus aux administrateurs et aux commissaires aux comptes pour l'exercice 2001 ;
— Affectation des résultats de l'exercice clos le 28 décembre 2001 ;
— Démission des administrateurs ;
— Nomination de nouveaux administrateurs ;
— Pouvoirs pour accomplir les formalités légales ;
— Questions diverses.

PROJET DE RÉSOLUTIONS

Première résolution. — L'assemblée générale, après avoir entendu les rapports du conseil d'administration et du commissaire aux comptes sur l'exercice social clos le 28 décembre 2001, approuve les comptes tels qu'ils ont été présentés ainsi que les opérations traduites dans ces comptes et résumées dans ces rapports.

L'assemblée générale constate que le nombre d'actions en circulation était de 14 067 actions le 29 décembre 2000 s'élevait à 3 627 actions le 28 décembre 2001.

Deuxième résolution. — L'assemblée générale, après avoir entendu le rapport spécial du commissaire aux comptes, prend acte de l'absence de convention réglementée relevant de l'article L. 225-38 du Code de commerce.

Troisième résolution. — L'assemblée générale, comme conséquence de l'adoption des deux résolutions qui précèdent, donne aux administrateurs quitus, pleine et entière décharge de l'exécution de leur mandat, et au commissaire aux comptes, quitus de sa mission pour ledit exercice.

Quatrième résolution. — L'assemblée générale, comme conséquence de l'adoption de la première résolution décide, conformément aux dispositions statutaires, de capitaliser le résultat net comptable de l'exercice 2001 s'élevant à – 59 492,76 €.

Cinquième résolution. — L'assemblée générale ordinaire, après avoir entendu la lecture du rapport du conseil d'administration et pris connaissance de la situation juridique de la société « LDA 1ère » considère cette dernière comme démissionnaire, faute de posséder la personnalité juridique, de son mandat d'administrateur à compter de l'assemblée de ce jour et décide de ne pas pourvoir à son remplacement.

Sixième résolution. — L'assemblée générale ordinaire, après avoir entendu la lecture du rapport du conseil d'administration et pris connaissance de la démission de M. Christian Camus de son mandat d'administrateur à compter du 14 février 2002, en prends acte et constate que cette démission n'est faite ni à contre temps, ni contre l'intérêt de la société et décide de ne pas pourvoir à son remplacement.

Septième résolution. — L'assemblée générale ordinaire, après avoir entendu la lecture du rapport du conseil d'administration et pris connaissance de la démission de M. Benoît Mercier de ses mandats d'administrateur et de président du conseil d'administration à compter de la présente assemblée, en prends acte et constate que cette démission n'est faite ni à contre temps, ni contre l'intérêt de la société.

Huitième résolution. — L'assemblée générale donne tous pouvoirs au porteur d'un original, d'une copie, d'une photocopie ou d'un extrait du présent procès-verbal pour effectuer tous dépôts et formalités où besoin sera.

II. — Assemblée générale extraordinaire.

Les actionnaires sont informés qu'ils sont convoqués en assemblée générale extraordinaire le mardi 23 avril 2002 à 11 h 30 au siège de la société à l'effet de délibérer sur l'ordre du jour suivant :

Ordre du jour.

— Lecture du rapport du conseil d'administration ;
— Dissociation des fonctions de président du conseil d'administration et de directeur général ;
— Mise en harmonie des statuts avec les nouvelles dispositions telles qu'issues de la loi nº 2001-420 du 15 mai 2001 ;
— Modifications statutaires y afférentes ;
— Pouvoir pour accomplir les formalités ;
— Questions diverses.

PROJET DE RÉSOLUTIONS

Première résolution. — L'assemblée générale extraordinaire après avoir entendu la lecture du rapport du conseil d'administration portant sur les nouvelles dispositions relatives notamment à la dissociation des fonctions de président du conseil d'administration et de directeur général telles qu'elles ressortent de la loi nº 2001-421 dite « Nouvelles régulations économiques », décide de compléter et modifier les articles 19 et 20 des statuts comme suit, savoir :

Article 19 - Pouvoirs du conseil d'administration :

I - Principe :

Le conseil d'administration détermine les orientations de l'activité de la société et veille à leur mise en œuvre. Sous réserve des pouvoirs expressément attribués aux assemblées d'actionnaires et dans la limite de l'objet social, il se saisit de toute question intéressant la bonne marche de la société et règle par ses délibérations les affaires qui la concernent.

Dans ses rapports avec les tiers, la société est engagée même par les actes du conseil d'administration qui ne relèvent pas de l'objet social, à moins qu'elle ne prouve que le tiers savait que l'acte dépassait cet objet ou qu'il ne pouvait l'ignorer compte tenu des circonstances, étant exclu que la seule publication des statuts suffise à constituer cette preuve.

Le conseil d'administration procède aux contrôles et vérifications qu'il juge opportuns.

Chaque administrateur reçoit toutes les informations nécessaires à l'accomplissement de sa mission et peut se faire communiquer tous les documents qu'il estime utiles.

II. - Délégation de pouvoirs : Le conseil d'administration peut consentir à tous mandataires de son choix toutes délégations de pouvoirs dans la limite de ceux qui lui sont conférés par la loi et par les présents statuts. Il peut décider la création de comités chargés d'étudier les questions que lui-même ou son président soumet pour avis à leur examen.

Article 20 - Présidence de conseil d'administration et direction générale :

Le conseil d'administration élit parmi ses membres un président.

I - Le président du conseil d'administration représente le conseil d'administration. Il organise et dirige les travaux de celui-ci, dont il rend compte à l'assemblée générale. Il veille au bon fonctionnement des organes de la société et s'assure en particulier que les administrateurs sont en mesure de remplir leur mission.

La direction générale de la société est assumée, sous sa responsabilité, soit par le président du conseil d'administration, soit par une autre personne physique nommée par le conseil d'administration et portant le titre de directeur général, selon le choix qu'il aura fait le conseil d'administration. Lorsque la direction générale de la société est assumée par le président du conseil d'administration, les dispositions qui suivent relatives à la direction générale lui sont applicables.

Le choix entre les deux modalités d'exercice de la direction générale est effectué par le conseil d'administration qui doit en informer les actionnaires et les tiers dans les conditions réglementaires.

La délibération du conseil d'administration relative au choix de la modalité d'exercice de la direction générale est prise à la majorité des administrateurs présents ou représentés. L'option retenue par le conseil d'administration doit être prise pour une durée qui ne peut être inférieure à six ans.

A l'expiration de ce délai, le conseil d'administration doit délibérer sur les modalités d'exercice de la direction générale.

Le changement de la modalité d'exercice de la direction générale n'entraîne pas de modifications statutaires.

Le directeur général est investi des pouvoirs les plus étendus pour agir en toute circonstance au nom de la société. Il exerce ses pouvoirs dans la limite de l'objet social et sous réserve de ceux que la loi attribue expressément aux assemblées d'actionnaires et au conseil d'administration.

Il représente la société dans ses rapports avec les tiers. La société est engagée même par les actes du directeur général qui ne relèvent pas de l'objet social à moins qu'elle ne prouve que le tiers savait que l'acte dépassait cet objet ou qu'il ne pouvait l'ignorer compte tenu des circonstances, étant exclu que la seule publication des statuts suffise à constituer cette preuve.

Les fonctions de directeur général cessent à l'expiration de l'année au cours de laquelle le directeur général atteint soixante-cinq ans.

II - Directeur général et directeur général délégué : Sur la proposition du directeur général, le conseil d'administration peut donner mandat à une ou plusieurs personnes physiques, dans la limite de deux, d'assister le directeur général avec le titre de directeur général délégué.

Le directeur général est obligatoirement une personne physique.

Le directeur général est révocable à tout moment par le conseil d'administration.

Il en est de même sur proposition du directeur général, des directeurs généraux délégués.

Si la révocation est décidée sans juste motif elle peut donner lieu à des dommages-intérêts, sauf lorsque le directeur général assume les fonctions de président du conseil d'administration.

Lorsque le directeur général cesse ou est empêché d'exercer ses fonctions, les directeurs généraux délégués conservent, sauf décision contraire du conseil, leurs fonctions et leurs attributions jusqu'à la nomination du nouveau directeur général.

En accord avec le directeur général, le conseil d'administration détermine l'étendue et la durée des pouvoirs conférés aux directeurs généraux délégués.

Les directeurs généraux délégués disposent, à l'égard des tiers, des mêmes pouvoirs que le directeur général.

Les dispositions relatives aux censeurs demeurent inchangées.

Deuxième résolution. — L'assemblée générale extraordinaire après avoir entendu la lecture du rapport du conseil d'administration portant sur les nouvelles dispositions introduites par la loi nº 2001-421 dite « Nouvelles régulations économiques », décide de modifier l'article 14 des statuts comme suit, savoir :

Article 14 - Administration :

La société est administrée par un conseil d'administration de trois membres au moins et de dix-huit au plus, nommés par l'assemblée générale.

Troisième résolution. — L'assemblée générale confère tous pouvoirs au porteur d'une copie ou d'un extrait de procès-verbal de ses délibérations en vue de l'accomplissement de toute formalité légale d'enregistrement et de dépôt au greffe du Tribunal de commerce de Paris.

Sous réserve qu'aucune modification ne soit apportée aux ordres du jour, à la suite des demandes d'inscription de projets de résolutions, le présent avis de réunions vaut avis de convocations.

Les documents qui doivent être communiqués aux assemblées générales seront tenus à la disposition des actionnaires dans les conditions légales.

Ils seront également adressés aux actionnaires qui en feront la demande.

Les actionnaires remplissant les conditions fixées par la loi, ont un délai de dix jours à compter de la date de réception du présent avis pour adresser à la société par lettre recommandée avec accusé de réception, des demandes d'inscriptions de projets de résolutions.

File n° 82-5065

9

Exhibit 9

BALO notice of March 29, 2002, regarding the same as above (erratum)

sera intégralement distribué, aux arrondis près, conformément aux dispositions de l'article 27 des statuts.

Le dividende sera versé à toutes les actions existantes le 14 mai 2002, soit pour 2001 :

Coupon net	90,01 €
Crédit d'impôt	0,00 €
Total	90,01 €

Les dividendes payés, au titre des trois précédents exercices avaient été les suivants :

— Exercice 1998 : 88,93 € sans crédit d'impôt ;
— Exercice 1999 : 75,75 € sans crédit d'impôt ;
— Exercice 2000 : 95,59 € sans crédit d'impôt.

Quatrième résolution. — L'assemblée générale donne aux administrateurs quitus entier et sans réserve de leur gestion pour l'exercice 2001.

Cinquième résolution. — L'assemblée générale fixe le montant des jetons de présence des administrateurs et censeurs, pour l'exercice 2001, mis à la disposition du conseil d'administration, à 24 400,00 € (vingt-quatre mille quatre cents euros).

Sixième résolution. — L'assemblée générale donne tous pouvoirs au porteur d'une copie ou d'un extrait des présentes pour l'accomplissement de toutes formalités légales de dépôts et de publicité.

Les actionnaires ont le droit d'assister aux assemblées générales sur simple justification de leur identité dès lors que leurs titres sont libérés des versements exigibles et inscrits en compte à leur nom depuis cinq jours au moins avant la date de la réunion. Les propriétaires d'actions au porteur devront faire parvenir dans le même délai à la direction administrative de la société, 33, rue des Trois-Fontanot, BP 211, 92002 Nanterre Cedex, un certificat d'immobilisation de leurs titres délivré par l'intermédiaire habilité.

Des formules de pouvoir sont à la disposition des actionnaires à la direction administrative de la société.

Les actionnaires qui désirent voter par correspondance, peuvent se procurer à la direction administrative de la société, le formulaire de vote par correspondance et ses annexes. La demande doit être effectuée par lettre recommandée avec demande d'avis de réception. Elle doit parvenir à la société six jours au moins avant la date prévue de l'assemblée.

Les votes par correspondance ne seront pris en compte que pour les formulaires dûment remplis parvenus à la société trois jours au moins avant la réunion de l'assemblée générale.

Les demandes d'inscription de projet de résolution à l'ordre du jour doivent être envoyées dans le délai de dix jours à compter de la publication du présent avis.

Le bilan, le compte de résultat et la composition des actifs, ainsi que tous les documents qui d'après la loi doivent être communiqués aux assemblées générales sont tenus à la disposition des actionnaires à la direction administrative de la société et seront envoyés gratuitement aux actionnaires qui en feraient la demande.

Le conseil d'administration.

15124

BTP RENDEMENT

Société d'investissement à capital variable (Sicav).
Siège social : 251, boulevard Péreire, 75852 Paris Cedex 17.
999 990 021 R.C.S. Paris.

Préavis de réunion valant avis de convocation

MM. les actionnaires sont convoqués le mardi 30 avril 2002 à 10 h 30, salle du conseil du Crédit coopératif, 33, rue des Trois-Fontanot à Nanterre, en assemblée générale ordinaire, à l'effet de délibérer sur l'ordre du jour suivant :

Ordre du jour.

— Rapport du conseil d'administration sur la gestion et les opérations de l'exercice 2001 ;
— Rapport du commissaire aux comptes sur les comptes de cet exercice et sur les opérations visées à l'article L. 225-38 du Code de commerce ;
— Approbation des comptes arrêtés au 28 décembre 2001 ;
— Affectation du résultat de l'exercice 2001 ;
— Quitus aux administrateurs ;
— Fixation du montant des jetons de présence alloués aux membres du conseil d'administration ;
— Renouvellement du mandat d'un administrateur ;
— Pouvoirs en vue des formalités.

Projet de résolutions

Première résolution. — L'assemblée générale, après avoir entendu lecture des rapports du conseil et du commissaire aux comptes, approuve :

— les comptes et le bilan de l'exercice clos le 28 décembre 2001 ainsi que les opérations traduites dans ces comptes ou résumées dans ces rapports,

— elle constate que le capital social s'élève au 28 décembre 2001 à 69 560 654,88 € divisé en 210 576 actions.

Deuxième résolution. — L'assemblée générale prend acte du rapport spécial qui lui est présenté par le commissaire aux comptes, en application de l'article L. 225-38 du Code de commerce et déclare approuver les conclusions de ce rapport.

Troisième résolution. — L'assemblée générale prend acte que le revenu distribuable de l'exercice clos le 28 décembre 2001 s'élevant à 2 802 674,88 € sera intégralement distribué, aux arrondis près, conformément aux dispositions de l'article 27 des statuts.

Le dividende sera versé à toutes les actions existantes le 14 mai 2002, soit pour 2001 :

Coupon net	13,30 €
Crédit d'impôt	0,00 €
Total	13,30 €

Les dividendes payés, au titre des trois précédents exercices avaient été les suivants :

— Exercice 1998 : 12,16 € sans crédit d'impôt ;
— Exercice 1999 : 11,49 € sans crédit d'impôt ;
— Exercice 2000 : 13,32 € sans crédit d'impôts.

Quatrième résolution. — L'assemblée générale donne aux administrateurs quitus entier et sans réserve de leur gestion pour l'exercice 2001.

Cinquième résolution. — L'assemblée générale fixe le montant des jetons de présence des administrateurs et censeurs, pour l'exercice 2001, mis à la disposition du conseil d'administration, à 24 400 € (vingt-quatre mille quatre cents euros).

Sixième résolution. — L'assemblée générale constate que le mandat d'administrateur de la Caisse de congés payés du bâtiment du Haut-Rhin est à renouveler.

L'assemblée générale décide de renouveler pour une durée de trois années son mandat qui prendra fin à l'issue de l'assemblée générale appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2004.

Septième résolution. — L'assemblée générale donne tous pouvoirs au porteur d'une copie ou d'un extrait des présentes pour l'accomplissement de toutes formalités légales de dépôts et de publicité.

Les actionnaires ont le droit d'assister aux assemblées générales sur simple justification de leur identité dès lors que leurs titres sont libérés des versements exigibles et inscrits en compte à leur nom depuis cinq jours au moins avant la date de la réunion. Les propriétaires d'actions au porteur devront faire parvenir dans le même délai à la direction administrative de la société, 33, rue des Trois-Fontanot, BP 211, 92002 Nanterre Cedex, un certificat d'immobilisation de leurs titres délivré par l'intermédiaire habilité.

Des formules de pouvoir sont à la disposition des actionnaires à la direction administrative de la société.

Les actionnaires qui désirent voter par correspondance, peuvent se procurer à la direction administrative de la société, le formulaire de vote par correspondance et ses anexes. La demande doit être effectuée par lettre recommandée avec demande d'avis de réception. Elle doit parvenir à la société six jours au moins avant la date prévue de l'assemblée.

Les votes par correspondance ne seront pris en compte que pour les formulaires dûment remplis parvenus à la société trois jours au moins avant la réunion de l'assemblée générale.

Les demandes d'inscription de projet de résolution à l'ordre du jour doivent être envoyées dans le délai de dix jours à compter de la publication du présent avis.

Le bilan, le compte de résultat et la composition des actifs, ainsi que tous les documents qui d'après la loi doivent être communiqués aux assemblées générales sont tenus à la disposition des actionnaires à la direction administrative de la société et seront envoyés gratuitement aux actionnaires qui en feraient la demande.

15128

CAP GEMINI

Société anonyme au capital de 1 001 954 048 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris.

Rectificatif de l'avis de réunion valant avis convocation paru au *Bulletin des Annonces légales obligatoires* du vendredi 22 mars 2002, pages 2935 à 2939 : dans le deuxième paragraphe de la quatrième résolution, il convient de lire « Ce dividende sera mis en paiement à compter du 26 avril 2002 » (et non pas 29 avril 2002).

15185

CDC FINANCE – CDC IXIS

Société anonyme à directoire et conseil de surveillance au capital de 4 977 303 292 €.
Siège social : 26-28, rue Neuve Tolbiac, 75658 Paris Cedex 13.
335 128 898 R.C.S. Paris.

Avis de réunion valant avis de convocation

MM. les actionnaires sont informés que l'assemblée générale ordinaire annuelle se réunira au siège social, salle du conseil, 26-28, rue Neuve Tolbiac, 75658 Paris Cedex 13, le 29 avril 2002 à 18 h 30, à l'effet de délibérer sur l'ordre du jour suivant :

— Rapport de gestion du directoire et rapport du conseil de surveillance ;
— Rapport des commissaires aux comptes sur les comptes sociaux et consolidés de l'exercice clos le 31 décembre 2001 ;
— Rapport spécial des commissaires aux comptes sur les conventions de l'article L. 225-86 et approbation desdites conventions ;
— Approbation du bilan et des comptes sociaux et consolidés de l'exercice clos le 31 décembre 2001 ;
— Affectation du résultat ;

— Fixation des jetons de présence ;
— Pouvoirs pour formalités.

Texte des résolutions

Première résolution. — L'assemblée générale, après avoir entendu la lecture du rapport de gestion du directoire, du rapport du conseil de surveillance et du rapport général des commissaires aux comptes, approuve dans toutes leurs parties le rapport du directoire et les comptes annuels de l'exercice clos le 31 décembre 2001 tels qu'ils ont été présentés, ainsi que les opérations traduites dans ces comptes ou résumées dans ces rapports.

L'assemblée générale, après avoir entendu la lecture du rapport des commissaires aux comptes sur les comptes consolidés, approuve lesdits comptes au 31 décembre 2001 ainsi que les opérations transmises dans ceux-ci ou résumées dans le rapport de gestion du directoire.

Deuxième résolution. — L'assemblée générale, sur proposition du directoire, décide d'affecter le bénéfice de l'exercice s'élevant à 758 765 849,75 € de la manière suivante :

Bénéfice de l'exercice	758 765 849,75 €
Auquel s'ajoute le report à nouveau	3 949 638,04 €
Formant un total à répartir de	762 715 487,79 €
1°) Dotation aux réserves :	
A la réserve légale – sous-compte de la réserve spéciale des plus-values nettes à long terme (*)	37 938 292,49 €
A la réserve spéciale des plus-values nettes à long terme (*)	111 690 526,48 €
A la réserve facultative	350 000 000,00 €
Formant un total distribuable après dotation aux réserves de	263 086 668,82 €
2°) Dividendes	245 036 469,76 €

Au total, 2,56 € pour chacune des 95 717 371 actions composant le capital social, ouvrant droit à un impôt déjà versé au Trésor (avoir fiscal) de 1,28 € et à un revenu à déclarer de 3,84 €.

S'il est approuvé, ce dividende sera mis en paiement au plus tard le 30 juin 2002.

3°) Le solde au report à nouveau, qui est porté à ...... 18 050 199,06 €

(*) La somme de 149 628 818,97 € correspond aux plus-values nettes à long terme d'ensemble réalisées en 2001 par les sociétés comprises dans le régime d'intégration fiscale dont bénéficie la société depuis le 1er janvier 2001.

L'assemblée prend acte de ce que les sommes distribuées à titre de dividendes, au titre des trois précédents exercices, ont été les suivantes :

— En 2001 au titre de 2000 : 3,44 € par action, assorti d'un avoir fiscal de 1,72 € ;
— En 2000 au titre de 1999 : Aucune distribution ;
— En 1999 au titre de 1998 : 12,63 € par action, assorti d'un avoir fiscal de 6,31 €.

Troisième résolution. — L'assemblée générale, après avoir entendu la lecture du rapport spécial des commissaires aux comptes sur les opérations et les conventions relevant de l'article L. 225-86 du Code de commerce, approuve les conclusions dudit rapport et les opérations et les conventions qui y sont mentionnées.

Quatrième résolution. — L'assemblée générale fixe à 300 000 € le montant global des jetons de présence à répartir entre les membres du conseil de surveillance pour l'exercice clos le 31 décembre 2002 et les exercices suivants.

Cinquième résolution. — L'assemblée générale donne tous pouvoirs au porteur d'un original, d'une copie ou d'un extrait de procès-verbal de la présente assemblée à l'effet d'accomplir toutes formalités.

Il est rappelé qu'en vertu des dispositions de l'article 39 des statuts :

— tout actionnaire a le droit d'assister aux assemblées sur simple justification de son identité, à condition toutefois que ses actions soient libérées des versements exigibles et aient été inscrites en compte à son nom, cinq jours au moins avant la réunion ;
— les actionnaires peuvent se faire représenter par un autre actionnaire ou par leur conjoint.

Les votes par correspondance ne seront pris en compte que pour les formulaires dûment remplis, parvenus au siège social de la société trois jours au moins avant la réunion de l'assemblée générale.

Les demandes d'inscription de projets de résolutions à l'ordre du jour de l'assemblée par les actionnaires remplissant les conditions prévues aux articles L. 225-105 du Code de commerce et 128 du décret du 23 mars 1967, devront être envoyées au siège social, par lettre recommandée avec avis de réception dans un délai de dix jours à compter de la publication du présent avis.

Sous réserve qu'aucune modification ne soit apportée à l'ordre du jour de l'assemblée à la suite de demandes d'inscriptions de projets de résolutions, le présent avis vaut avis de convocation.

Le directoire.

15249

CDC MONETAIRE

Société d'investissement à capital variable.
Siège social : 7, place des Cinq-Martyrs du Lycée-Buffon, 75015 Paris.
337 678 445 R.C.S. Paris.

Deuxième avis de convocation

Les actionnaires de la société sont informés que l'assemblée générale extraordinaire devant se réunir le 26 mars 2002, au siège social, à l'issue de l'assemblée générale ordinaire, n'a pu délibérer régulièrement faute de quorum requis.

En conséquence, les actionnaires sont à nouveau convoqués en assemblée générale extraordinaire, le 11 avril 2002, au siège social, à 10 heures, à l'effet de délibérer sur l'ordre du jour suivant :

— Rapport du conseil d'administration à l'assemblée générale extraordinaire ;
— Modification des articles 6 (capital social), 10 (forme des actions) des statuts ;
— Modification des statuts en application de la loi du 15 mai 2001 relative aux nouvelles régulations économiques : modification des articles 14 (administration), 17 (réunions et délibérations du conseil), 19 (pouvoirs du conseil d'administration), 20 (direction générale – censeurs) et 21 (allocation et rémunération du conseil du directeur général, du ou des directeurs généraux délégués, des censeurs) ;
— Mise en conformité des statuts avec la codification du Code monétaire et financier et du Code du commerce ;
— Pouvoirs pour formalités.

Le premier avis de réunion valant avis de convocation a été publié au *Bulletin des Annonces légales obligatoires* du 22 février 2002.

Tout actionnaire, quel que soit le nombre d'actions qu'il possède, peut prendre part à ces assemblées ou s'y faire représenter par son conjoint ou par un autre actionnaire. Toutefois, seront seuls admis à ces assemblées, à s'y faire représenter ou à voter par correspondance les actionnaires qui auront au préalable justifié de cette qualité :

— les titulaires d'actions nominatives devront être inscrits sur les registres de la société cinq jours francs au moins avant la date des assemblées ;
— les titulaires d'actions au porteur qui auront, dans le même délai, adressé une attestation d'immobilisation délivrée par l'intermédiaire habilité constatant l'indisponibilité des actions inscrites en compte jusqu'à la date des assemblées.

Les actionnaires désirant assister à ces assemblées recevront, sur leur demande, une carte d'admission.

A défaut d'assister personnellement aux assemblées, tout actionnaire peut choisir entre l'une des trois formules suivantes :

— Remettrre une procuration à son conjoint ou tout autre actionnaire ;
— Adresser une procuration à la société sans indication de mandataire ;
— Voter par correspondance.

Un formulaire de vote par correspondance ou par procuration est à la disposition de tout actionnaire qui en fera la demande, six jours au plus tard avant les assemblées, par lettre recommandée avec demande d'avis de réception, à CDC Ixis Asset Management, 7, place des Cinq-Martyrs du Lycée-Buffon, 75015 Paris. Pour être pris en compte, ces formulaires devront être parvenus à CDC Ixis Asset Management, 7, place des Cinq-Martyrs du Lycée-Buffon, 75015 Paris, trois jours au moins avant les assemblées.

Le conseil d'administration.

15250

CENTRALE ACTIONS EURO

Société d'investissement à capital variable.
Siège social : 44, rue de Washington, 75008 Paris.
414 840 306 R.C.S. Paris.

Rectificatif à l'avis de réunion valant convocation paru au *Bulletin des Annonces légales obligatoires* du 22 mars 2002, page 2944.

Il est précisé que MM. les actionnaires sont convoqués en assemblée générale ordinaire et extraordinaire au siège social à 16 heures le 26 avril 2002 et non le 28 avril 2002 comme indiqué par erreur.

15174

LE COTTAGE

Société d'investissement à capital variable.
Siège social : 69, boulevard Haussmann, 75008 Paris.
431 983 915 R.C.S. Paris.

Avis de réunion valant avis de convocation

MM. les actionnaires de la société Le Cottage sont convoqués en assemblée générale ordinaire et extraordinaire le mardi 30 avril 2002 à 10 h 30 au siège social, 69, boulevard Haussmann, 75008 Paris, à l'effet de délibérer sur l'ordre du jour et les résolutions suivants :

Ordre du jour.

A caractère ordinaire :
— Approbation des comptes de l'exercice clos le 28 décembre 2001 ;
— Conventions relevant de l'article L. 225-38 du Code de commerce ;
— Affectation des résultats de l'exercice clos le 28 décembre 2001 ;

A caractère extraordinaire :
— Mise en conformité du titre III des statuts avec les dispositions de la loi NRE du 15 mai 2001 ;

File n° 82-5065

10

Exhibit 10

Notice in Le Quotidien Juridique of April 8, 2002, regarding the same as above

jours au moins avant la date de on de l'assemblée ;

l'actionnaire ayant voté par corres-ance n'aura plus la possibilité de ciper aux assemblées ou de s'y faire senter en vertu d'un pouvoir.

présent avis vaut avis de convoca-sous réserve qu'aucune modifica-ne soit apportée à l'ordre du jour à ite de la demande d'inscription de ts de résolutions présentés par les nnaires.

nformément à l'alinéa 4 de l'article 4-8 du Code monétaire et financier, actionnaires sont informés que le , le compte de résultat et la compo-des actifs sont tenus à leur dispo-chez BNP PARIBAS Asset Manage-, 5, avenue Kléber, 75116 PARIS. Ils t déposés au Greffe du Tribunal de merce de Paris dans le mois qui a la tenue de l'Assemblée Générale aire.

LE CONSEIL D'ADMINISTRATION.

72868 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.001.954.048 €
Siège social :
11, rue de Tilsitt
750017 PARIS
330 703 844 R.C.S. Paris

sdames et Messieurs les action-s de CAP GEMINI sont convoqués ssemblée Générale Mixte pour le 25 avril 2002 à 10 heures, au on d'Armenonville, Allée de Long-p, Bois de Boulogne, Paris (16ème), fet de délibérer sur l'ordre du jour nt :

ORDRE DU JOUR

semblée à caractère ordinaire :

Rapport de gestion du Conseil d'Ad-tration, présentation des comptes els et des comptes consolidés de cice clos le 31 décembre 2001 ;

Présentation du rapport général et pport spécial de MM. les Commis-s aux Comptes sur l'exécution de mission et les conventions visées à le L. 225-38 du Code de merce ;

Examen et approbation des tes annuels de l'exercice 2001 ;

Affectation du résultat de l'exercice, vement du dividende sur le compte ne d'apport " ;

Autorisation et pouvoirs à donner onseil d'Administration à l'effet de racheter par la Société ses propres ns ;

Renouvellement du mandat d'un nissaire aux Comptes titulaire ;

Nomination d'un nouveau Commis-aux Comptes titulaire ;

Nomination de deux nouveaux nissaires aux Comptes suppléants ;

semblée à caracère extraordi-:

Autorisation et pouvoirs à donner onseil d'Administration à l'effet uler les actions rachetées par la té ;

Annulation d'actions par réduction pital ; pouvoirs au Conseil d'Admi-tion pour la réalisation matérielle tte opération ;

Modifications à apporter à la vingt-ème résolution à caractère extraor-e approuvée lors de l'Assemblée rale Mixte du 23 mai 2000 ;

Autorisation et pouvoirs à donner nseil d'Administration d'augmenter pital social par l'émission d'actions rer en numéraire et de réserver la ription des actions à émettre aux es de la Société et ses filiales adhé-à un Plan d'Epargne d'Entreprise ou à un Plan Partenarial d'Epar-alariale Volontaire (PPESV) ;

Autorisation et pouvoirs à donner nseil d'Administration de procéder augmentation de capital réservée à ociété du Groupe Cap Gemini Ernst ung dédiée à cette opération et ttant d'offrir aux salariés de certai-nes filiales étrangères du Groupe ne souscrivant pas aux actions Cap Gemini via un Fonds Commun de Placement d'Entreprise (FCPE) une opération d'épargne salariale à des conditions comparables à celles qui seraient offer-tes aux salariés concernés par la trei-zième résolution ;

— Autorisation et pouvoirs à donner au Conseil d'Administration à l'effet d'émettre des bons conférant à leurs titulaires le droit de souscrire des titres représentant une quote-part du capital de la Société, dans la limite d'un mon-tant maximum d'augmentation de capital de 400 millions d'euros ; avec ou sans droit préférentiel des actionnaires à la souscription des bons à émettre ;

— Autorisation et pouvoirs à donner au Conseil d'Administration à l'effet d'émettre des valeurs mobilières don-nant droit par conversion, échange, rem-boursement, présentation d'un bon ou de toute autre manière, à l'attribution d'actions de la Société, dans la limite d'un montant maximum d'augmentation de capital de 400 millions d'euros ; avec ou sans droit préférentiel des action-naires à la souscription des valeurs mobilières à émettre ;

— Plafond général des autorisations financières ;

— Instauration d'une obligation d'in-formation en cas de franchisssement de seuils ;

— Mise en harmonie des statuts avec la Loi n° 2001-420 du 15 mai 2001 relative aux nouvelles régulations économiques.

Pour assister, se faire représenter ou voter par correspondance à cette Assem-blée, les actionnaires propriétaires d'ac-tions nominatives devront avoir leurs titres inscrits en compte cinq jours au moins avant la date de cette Assemblée.

Les propriétaires d'actions au porteur devront avoir déposé au plus tard cinq jours avant la date de cette Assemblée, le certificat d'immobilisation établi par l'intermédiaire bancaire ou financier qui gère leur compte titres, constatant l'in-disponibilité de leurs actions jusqu'à la date de l'Assemblée, aux guichets des établissements codomiciles mentionnés ci-après.

Tout actionnaire peut voter par corres-pondance.

Une formule unique de vote par correspondance ou par procuration et ses annexes seront adressées à tous les actionnaires inscrits au nominatif.

Les titulaires d'actions au porteur désirant voter par correspondance ou donner procuration peuvent se procurer auprès du siège social de la Société ou des établissements codomiciles ci-après mentionnés ledit formulaire et ses annexes ; la demande doit être formulée par lettre recommandée avec accusé de réception et parvenir six jours au moins avant la date de l'Assemblée.

Les votes par correspondance ou par procuration ne seront pris en compte qu'à condition de parvenir trois jours avant la date de l'Assemblée au siège social de la Société ou à Euro Emetteurs Finance, Assemblées Générales, 48, bou-levard des Batignolles, 75850 Paris Cedex 17, cinq jours au moins avant ladite date aux autres établissements. Les propriétaires d'actions au porteur devront joindre au formulaire l'attesta-tion d'immobilisation de leurs actions.

Les actionnaires qui désireraient assis-ter à cette Assemblée, voudront bien en faire la demande par écrit, avant le 19 avril 2002, à l'un des établissements désignés ci-dessous. Une lettre d'admis-sion leur sera adressée directement à la suite de cette demande.

Liste des établissements codomiciles :

— Crédit Lyonnais,

— Lazard Frères Banque,

— Banque Neuflize, Schlumberger, Mallet, Demachy,

— BNP Paribas,

— CDC IXIS,

— Crédit Agricole Investor Services Corporate Trust,

— Société Générale.

L'avis de réunion valant avis de convo-cation a été publié au **Bulletin des Annonces Légales Obligatoires** du 22 mars 2002, pages 2935 à 2939.

Le Conseil d'Administration.

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AUBAY

Société anonyme
au capital de 5.729.239 €
Siège social :
3, rue Képler
75016 PARIS
391 504 693 R.C.S. Paris

AVIS DE CONVOCATION

Messieurs les actionnaires sont infor-més qu'ils sont convoqués en assemblée générale mixte pour le Mardi 23 avril 2002 à 17 heures, au Pavillon Kléber, 7, rue Cimarosa, 75116 Paris, à l'effet de délibérer sur l'ordre du jour suivant :

Décisions Ordinaires :

— Lecture du rapport de gestion du Conseil d'Administration sur les comptes sociaux de l'exercice clos le 31 décem-bre 2001 et présentation des comptes consolidés ;

— Lecture des rapports des Commis-saires aux comptes sur les comptes sociaux et consolidés de l'exercice clos le 31 décembre 2001 ;

— Lecture du rapport spécial des Commissaires aux comptes sur les conventions réglementées et décision à cet égard ;

— Approbation des comptes sociaux pour l'exercice clos le 31 décembre 2001 et des comptes consolidés du même exercice ;

— Affectation du résultat de l'exercice clos le 31 décembre 2001 ;

— Remplacement d'un administra-teur ;

— Fixation du montant des rémunéra-tions attribuées aux membres du Conseil d'administration (Jetons de Présence) ;

— Autorisation donnée à la Société d'intervenir sur le marché de ses propres actions.

Décisions Extraordinaires :

— Autorisation au Conseil d'adminis-tration pour annuler tout ou partie des actions rachetées et de procéder à une réduction corrélative du capital social ;

— Autorisation globale au Conseil pour augmenter le capital social avec droit préférentiel de souscription, dans la limite d'un plafond global, par émis-sion de toutes valeurs mobilières don-nant accès immédiatement ou à terme au capital et/ou par incorporation de réserves, bénéfices ou primes ;

— Plafond des augmentations de capi-tal pouvant être réalisées par émissions, sans droit préférentiel de souscription des actionnaires, des valeurs mobilières prévues à la résolution précédente ;

— Possibilité d'utiliser les autorisa-tions d'augmentation de capital en cas d'offre publique d'achat ou d'échange portant sur les titres de la Société ;

— Lecture du rapport du Commissaire aux apports sur le projet de fusion par absorption de la société AUBAY INTE-GRATION, filiale à 100 % de AUBAY ;

— Approbation du projet de fusion ;

— Constatation du boni de fusion ;

— Approbation des apports en nature effectués par AUBAY INTEGRATION au titre de la fusion et de leur évaluation ;

— Constatation de la réalisation de la fusion et de la dissolution simultanée sans liquidation de la société AUBAY INTEGRATION ;

— Modification corrélative de l'article 6 des statuts ;

— Mise en conformité des statuts avec les nouvelles dispositions de la loi n° 2001-420 sur les nouvelles régulations économiques du 15 mai 2001 ;

— Autorisation donnée au Conseil d'administration de mettre en place un plan d'options de souscription ou d'achat d'actions ;

— Pouvoirs.

L'Assemblée se compose de tous les actionnaires.

Pour pouvoir assister à cette assem-blée, s'y faire représenter ou voter par correspondance, les propriétaires d'ac-tions nominatives devront avoir leurs actions inscrites dans les comptes tenus par la société cinq jours au moins avant la date de la réunion.

Les propriétaires d'actions au porteur devront dans le même délai justifier de leur identité et de la propriété de leurs titres, laquelle résultera de la présenta-tion, auprès du Crédit Industriel et Commercial, c/o Cicotitres, 4, rue des Chauffours, 95014 Cergy-Pontoise, d'un certificat d'immobilisation délivré par leur banquier, société d'investissement ou par un établissement habilité, attes-tant l'inscription en compte des titres cinq jours au moins avant la date de la réunion.

Une carte d'admission nominative sera délivrée à tout actionnaire nominatif ou porteur souhaitant assister à l'assem-blée.

Enfin, tout actionnaire souhaitant voter par correspondance peut solliciter auprès du CIC un formulaire de vote par correspondance et ses annexes. La demande doit être formulée par lettre recommandée avec demande d'avis de réception, et parvenir à l'adresse ci-dessus mentionnée six jours avant la date de l'assemblée. Les formulaires de vote par correspondance ne seront pris en compte qu'à la condition d'être reçus par le CIC, 5 jours avant cette même date, et être accompagnés, pour ceux provenant des actionnaires au porteur, d'un certificat d'immobilisation.

Conformément à la loi, l'ensemble des documents devant être communiqués à l'assemblée générale sera tenu, dans les délais légaux, à la disposition des action-naires au siège social de la société.

Le Conseil d'Administration.

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CPR WORLD-CAPI

Société d'investissement
à capital variable
S.I.C.A.V.
Siège social :
30, rue Saint-Georges
75312 PARIS CEDEX 09
378 964 977 R.C.S. Paris

DEUXIEME
AVIS DE CONVOCATION

Messieurs les actionnaires de la SICAV CPR WORLD-CAPI sont informés que l'Assemblée Générale Mixte convoquée le mardi 2 avril 2002 à 11 heures, au siège social, n'a pu valablement déli-bérer faute de quorum sur les résolu-tions à titre extraordinaire.

En conséquence, Messieurs les action-naires sont à nouveau convoqués en Assemblée Générale Extraordinaire pour le 15 avril 2002 à 11 heures, au siège social, 30, rue Saint-Georges, 75312 PARIS CEDEX 09, à l'effet de délibérer sur l'ordre du jour suivant :

A caractère extraordinaire :

— Lecture et approbation du rapport du Conseil d'Administration.

— Modification des statuts afin de les mettre en conformité avec le nouveau Code de Commerce et le Code Moné-taire et Financier (articles 1 et 8).

— Conversion en euros des montants référencés en francs et modification corrélative des statuts (articles 6 et 8).

— Modification de l'article 15 des sta-tuts " Durée des Fonctions des Adminis-trateurs - Renouvellement du Conseil ".

— Mise en harmonie des statuts avec certaines dispositions de la loi n° 2001-420 du 15 mai 2001 relative aux Nouvelles Régulations Economiques (articles 16, 18, 19, 21 et 25).

— Pouvoirs pour les formalités.

LE CONSEIL D'ADMINISTRATION.

110480 - Petites-Affiches

DASSAULT AVIATION

Société anonyme
au capital de 81.007.176 €

Siège social :

**9, rond-point des Champs-Elysées Marcel-Dassault
75008 PARIS**

712 042 456 R.C.S. Paris

AVIS DE CONVOCATION

Les Actionnaires de la Société DASSAULT AVIATION sont convoqués en Assemblée Générale Mixte Ordinaire annuelle et Extraordinaire JEUDI 25 AVRIL 2002 à 15 HEURES au Siège social, 9, Rond-Point des Champs-Elysées-Marcel-Dassault, 75008 PARIS, à l'effet de délibérer sur l'ordre du jour suivant :

— Rapport de gestion du Conseil d'Administration sur l'exercice 2001 et ses résultats ;

— Rapports des Commissaires sur les comptes annuels et consolidés dudit exercice et sur les conventions visées aux articles L. 225-38 et suivants du Code de Commerce ;

— Approbation des conventions précitées et des comptes annuels de l'exercice 2001 ;

— Approbation des comptes consolidés dudit exercice ;

— Quitus au Conseil d'Administration ;

— Affectation et répartition des bénéfices ;

— Ratification de la nomination d'un Administrateur ;

— Renouvellement du mandat d'un Administrateur ;

— Nomination d'un nouveau Commissaire aux Comptes titulaire et renouvellement du mandat de l'autre Commissaire aux Comptes titulaire et des deux suppléants ;

— Actualisation de l'article 2 des statuts (Objet social) ;

— Mise en conformité des statuts avec la loi NRE et avec tous autres textes en vigueur ;

— Pouvoirs pour formalités.

Pour assister, se faire représenter à cette Assemblée, ou voter par correspondance, les actionnaires nominatifs devront avoir été inscrits cinq jours au moins avant la date de cette Assemblée sur les comptes tenus par BNP PARIBAS (Métier Titres - GIS Services aux Emetteurs - Assemblées, Les Collines de l'Arche, 75450 PARIS Cedex 09), mandataire de la Société.

Les actionnaires nominatifs remplissant cette condition pourront, sur leur demande, obtenir directement auprès de BNP PARIBAS (adresse ci-dessus) :

— soit une carte d'admission à l'Assemblée,

— soit un formulaire unique de procuration/vote par correspondance,

et les documents relatifs à cette Assemblée.

Pour ceux désirant voter par correspondance, la demande de formulaire devra être présentée par lettre recommandée avec accusé de réception et être reçue par BNP PARIBAS au plus tard six jours avant la date de l'Assemblée.

Le formulaire unique de procuration/vote par correspondance devra être retourné directement à BNP PARIBAS (adresse ci-dessus).

Les votes par correspondance ne seront pris en compte que pour les formulaires dûment remplis parvenus à BNP PARIBAS trois jours au moins avant la date de l'Assemblée.

LE CONSEIL D'ADMINISTRATION.

110436 - Petites-Affiches

CPR CASH

Société d'investissement
à capital variable

Siège social :

**30, rue Saint-Georges
75312 PARIS CEDEX 09**

341 547 354 R.C.S. Paris

DEUXIEME
AVIS DE CONVOCATION

MM. les actionnaires de la SICAV CPR CASH sont informés que l'Assemblée Générale Mixte convoquée le mardi 2 avril 2002 à 9 heures, au siège social, n'a pu valablement délibérer sur les résolutions à titre extraordinaire, faute de quorum.

En conséquence, MM. les actionnaires sont à nouveau convoqués en Assemblée Générale Extraordinaire pour le lundi 15 avril 2002 à 9 heures, au siège social, 30, rue Saint-Georges, 75312 PARIS CEDEX 09, en vue de délibérer selon le même ordre du jour suivant :

A caractère extraordinaire :

— Lecture et approbation du rapport du Conseil d'Administration.

— Modification des statuts afin de les mettre en conformité avec le nouveau Code de Commerce et le Code Monétaire et Financier (articles 1 et 8).

— Conversion en euros des montants référencés en francs et modification corrélative des statuts (articles 6 et 8).

— Modification de l'article 15 des statuts " Durée des Fonctions des Administrateurs - Renouvellement du Conseil ".

— Mise en harmonie des statuts avec certaines dispositions de la loi n° 2001-420 du 15 mai 2001 relative aux Nouvelles Régulations Economiques (articles 16, 18, 19, 21 et 25).

— Pouvoirs pour les formalités.

Le Conseil d'Administration.

110479 - Petites-Affiches

UNION DE BANQUES A PARIS

Société anonyme
au capital de 50.970.736 €

Siège social :

**22, place de la Madeleine
75008 PARIS**

R.C.S. Paris B 542 076 831

Assemblée Générale des Porteurs de Titres participatifs - Mai 1984

AVIS DE CONVOCATION

Les porteurs de titres participatifs de 152,45 € nominal, émis en mai 1984 par l'Union de Banques à Paris, sont convoqués par le Conseil d'Administration de cette société en assemblée générale, le jeudi 25 avril à 17 heures, au 17/19, place Etienne-Pernet, 75015 PARIS, en vue de délibérer sur l'ordre du jour suivant :

— Rapport du Conseil d'Administration sur la situation et l'activité de la société durant l'exercice 2001.

— Rapport des Commissaires aux Comptes.

— Fixation du montant de la rémunération des titres et du coupon.

— Nomination du représentant de la masse.

— Pouvoirs.

Pour être admis ou se faire représenter à l'Assemblée, les porteurs de titres participatifs devront déposer à l'Union de Banques à Paris, 17/19, place Etienne-Pernet, 75015 Paris, cinq jours au moins avant la date fixée pour l'Assemblée, une attestation justifiant de leur inscription en compte chez un intermédiaire agréé.

Des pouvoirs leur permettant de se faire représenter à l'Assemblée seront délivrés aux porteurs de titres qui en feront la demande.

Le Conseil d'Administration.

110481 - Petites-Affiches

GROUPE DANONE

Société anonyme
au capital de 141.033.427 €

Siège social :

**7, rue de Téhéran
75008 PARIS**

552 032 534 R.C.S. Paris
A.P.E. 741J

DEUXIEME
AVIS DE CONVOCATION

Les propriétaires d'obligations faisant partie de l'emprunt OCEANE 1,20 %, émises en juin 2001 par la Société GROUPE DANONE, sont informés que l'assemblée générale convoquée pour le vendredi 29 mars 2002, 7, rue de Téhéran, Paris 8ème, à 10 heures 30, n'a pu valablement délibérer faute de quorum.

En conséquence, une nouvelle assemblée est convoquée au même lieu le mardi 16 avril 2002, 7, rue de Téhéran, Paris 8ème, à 14 heures 30, en vue de délibérer sur l'ordre du jour suivant :

— Rapport du Conseil d'Administration de GROUPE DANONE,

— Approbation de la suppression du droit préférentiel de souscription des actionnaires aux valeurs mobilières que le Conseil d'Administration pourra émettre en vertu de l'autorisation visée ci-après qui sera soumise à la prochaine Assemblée Générale Mixte des actionnaires :

a/ émission de valeurs mobilières donnant accès, immédiatement ou à terme, à une quotité du capital, par souscription, conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, avec faculté de conférer un délai de priorité aux actionnaires, à concurrence d'un montant maximal de 2 milliards d'euros ou de la contre-valeur à la date d'émission de ce montant pour les titres de créance et de 45 millions d'euros ou la contre-valeur de ce montant pour le montant du capital nominal,

b/ autorisation au Conseil d'Administration d'utiliser, en période d'offre publique d'achat ou d'échange sur les titres de la société, l'autorisation visée ci-dessus à l'effet de procéder à l'émission de valeurs mobilières,

— Fixation du lieu où seront " déposés " la feuille de présence, le procès-verbal et les pièces annexes à ce procès-verbal.

Pour être admis ou pour se faire représenter à l'assemblée, les propriétaires d'obligations nominatives devront être inscrits en compte sur les registres de la société cinq jours au moins avant la date de l'assemblée ; les propriétaires d'obligations au porteur devront déposer, dans les mêmes délais, les certificats des intermédiaires habilités constatant l'indisponibilité des obligations jusqu'à la date de l'Assemblée auprès de LAZARD FRERES BANQUE.

Des cartes permettant d'assister à l'assemblée ou des pouvoirs en vue de s'y faire représenter seront délivrés aux propriétaires d'obligations qui en feront la demande. Les dépôts effectués et les pouvoirs remis en vue de l'assemblée du 29 mars 2002 restent valables pour l'assemblée présentement convoquée.

Le Conseil d'Administration.

OPPOSITIONS

VENTES DE FONDS

110518 - Petites-Affiches

Jacques DUVIVIER
Sylvie BLAYE
Avocats
Spécialites
en Droit des Sociétés
Siège social & Cabinet principal
3, avenue Alphand
75116 PARIS
Cabinets secondaires
112, rue de Boisdenier
& 48, boulevard Béranger
37000 TOURS

Suivant acte sous seing privé en date PARIS (75), du 3 avril 2002, enregistré PARIS 19ème Arrondissement, Secte Amérique, le 5 Avril 2002, F° 40, Bor 74/1,

La société " PATISSERIE DES BU TES ", S.A.R.L. au capital de 7.622,45 dont le siège social est à PARIS (19e arrondissement), 83, rue de Crimé immatriculée au R.C.S. de PARIS sous numéro 732 005 590,

A vendu à Monsieur Willy Loïc BIGO Boulanger et Madame Karine Catheri Denise ALLAIRE, son épouse, demeure ensemble à ROUEN (76100), 11, rue de Mare-aux-Planches,

Un fonds de commerce et artisanal **fabrication de pâtisserie en gr** exploité à PARIS (19ème arrondissemen 83, rue de Crimée, pour l'exploitati duquel le vendeur est immatriculé R.C.S. de PARIS sous le n° 732 005 5

Entrée en jouissance : 3 Avril 2002.

Prix : 24.392 €.

Les oppositions sont reçues dans 10 jours de la dernière en date d publications légales, au cabinet de SELARL Jacques DUVIVIER - Syl BLAYE, Avocats, 3, avenue Alpha 75116 PARIS.

110564 - Petites-Affiches

Cabinet Schmitt & Associés
Société d'Avocats
30, avenue Franklin-D.-Roosevelt
75008 PARIS

Suivant acte SSP en date à PARIS 29 Mars 2002, y enregistré 3° Arts Métiers le 5 Avril suivant, bord. 101, c 3,

La SNC " LE WEEK-END ", dont siège est à PARIS (3ème), rue de Turb n° 59 et rue Montgolfier, n° 2,

A vendu à Monsieur Alain (Zuez CHENG et Madame Nathalie (Qinj) V GLA, son épouse, demeurant à SAI QUENTIN (Aisne), place de l'Hôtel Ville, n° 29,

Un fonds de commerce de **café, v liqueurs, brasserie, distribution jeux de la Française des Jeux au est attachée la gérance d'un débit tabacs**, sis à PARIS (3ème), rue de bigo, n° 59, et rue Montgolfier, n° 2 l'angle,

moyennant le prix de 393.318,4 déposé à la Caisse de la Société " C NET SCHMITT & ASSOCIES ", co tuée séquestre.

L'entrée en jouissance a été fixée 1er Avril 2002.

Les oppositions seront reçues siège de la Société " CABINET SCHM & ASSOCIES " à PARIS (8ème), Ave Franklin-D.-Roosevelt, n° 30, dans les jours qui suivront la dernière en date insertions prescrites par la loi.

Cabinet Schmitt & Associé

File n° 82-5065

(11)

Exhibit 11

BALO Notice of May 13, 2002 regarding the approval of the Financial Statements as of December 31, 2000, by the shareholders' Ordinary and Extraordinary Meeting of April 25, 2002

— Répartition des créances sur la clientèle par durée résiduelle :

(En milliers d'euros)	Durée résiduelle							
Créances	≤ 3 mois	> 3 mois ≤ 1 an	> 1 an ≤ 5 ans	> 5 ans	Total en principal	Créances rattachées	Total 2001	Total 2000
Crédits à la clientèle :								
Créances commerciales	26 982	16 680			43 662		43 662	48 197
Autres concours à la clientèle	536 964	995 433	2 503 311	2 648 737	6 684 446	102 352	6 786 798	6 359 222
Comptes ordinaires débiteurs	81 131				81 131	1 134	82 265	88 406
Valeurs brutes	645 077	1 012 113	2 503 311	2 648 737	6 809 239	103 486	6 912 725	6 495 825
Provisions					124 918	55 227	180 145	185 119
Valeurs nettes au bilan							6 732 580	6 310 705

— Répartition des dettes interbancaires par durée résiduelle :

(En milliers d'euros)	Durée résiduelle							
Dettes	≤ 3 mois	> 3 mois ≤ 1 an	> 1 an ≤ 5 ans	> 5 ans	Total en principal	Dettes rattachées	Total 2001	Total 2000
Etablissements de crédit :								
Comptes et emprunts :								
A vue	7 301				7 301	15	7 316	26 943
A terme	190 876	317 189	40 152		548 218	6 693	554 911	405 065
Valeurs nettes au bilan							562 227	432 008
Opérations internes au crédit agricole (*) :								
Comptes ordinaires	9 387				9 387	0	9 387	294
Comptes et avances à terme	757 726	1 401 271	1 443 136	1 434 019	5 036 152	43 584	5 079 736	4 981 680
Valeurs nettes au bilan							5 089 123	4 981 974

(*) Ce poste est constitué pour une large part des avances accordées par Crédit agricole SA. et nécessaires au financement de l'encours des prêts sur avances octroyés par la Caisse régionale (Cf. cadre juridique et financier).

— Répartition des dettes envers la clientèle par durée résiduelle :

(En milliers d'euros)	Durée résiduelle							
Dettes	≤ 3 mois	> 3 mois < 1 an	> 1 an ≤ 5 ans	> 5 ans	Total en principal	Dettes rattachées	Total 2001	Total 2000
Comptes créditeurs de la clientèle :								
Comptes ordinaires	1 770 609				1 770 609	83	1 770 693	1 587 472
Comptes d'épargne à régime spécial, à vue	19 354				19 354		19 354	15 870
Comptes créditeurs à terme	194 267	32 625	9 995	476	237 363	2 408	239 770	225 128
Valeurs au bilan							2 029 817	1 828 470

IV.3. Titres de participation et de filiales non consolidées. — Toutes les participations non consolidées dans lesquelles le groupe détient au moins 5 % du capital présentent une valeur brute inférieure à 7 622 451 €.

IV.4. Tableau récapitulatif des impositions différées :

(En milliers d'euros)	31/12/00 Ouverture	Variation	31/12/01 Clôture
Impôts différés actif :			
Provision pour risques et charges	2 788	– 360	2 428
Provision Facfa	171	71	242
Engagement de préretraite CR	0	1 606	1 606
Plus-values latentes sur OPCVM	7 353	– 1 633	5 720
Soultes sur swaps	2 989	– 541	2 448
Options de swaps	279	– 21	258
Participation des salariés	1 291	– 296	995
Contribution sociale de solidarité CR	181	– 16	165
Divers sur filiales	232	224	456
Sous-total impôts différés actif	15 284	– 966	14 318
Impôts différés passif :			
Crédit-bail	272	120	392
Sous-total impôts différés passif	272	120	392
Total net impôts différés	15 012	– 1 086	13 926

IV.5. Capitaux propres consolidés :

Variations des capitaux propres consolidés (en milliers d'euros)	Part du groupe
Capital au 31 décembre 2000	+ 147 526
Variation de capital	– 50 072
Capital au 31 décembre 2001	197 598
Primes liées au capital au 31 décembre 2000	0
Variation de la prime d'émission	+ 105 027
Primes liées au capital au 31 décembre 2001	+ 105 027
Réserves consolidées au 31 décembre 2000	202 928
Résultat consolidé au 31 décembre 2000	48 737
Distribution résultat 2000	– 4 273
Fonds pour risques bancaires généraux épargne logement : changement de méthode	– 6 903
Autres variations (divers)	81
Réserves consolidées au 31 décembre 2001	240 570
Résultat consolidé au 31 décembre 2001	52 868
Total des capitaux propres consolidés au 31 décembre 2001	596 063

IV.6. Charge fiscale :

(En milliers d'euros)	2001	2000
Charge d'impôt courant de l'exercice	36 263	31 770
Reprise de provision pour litige fiscal	– 4 100	
Produit d'impôt différé de l'exercice	– 65	1 434
Charge fiscale	32 098	33 204

IV. — **Rapport des commissaires aux comptes sur les comptes consolidés.**

Mesdames, Messieurs,

En exécution de la mission qui nous a été confiée par votre assemblée générale, nous avons procédé au contrôle des comptes consolidés du Crédit

agricole des Savoie, établis en euros, relatifs à l'exercice clos le 31 décembre 2001, tels qu'ils sont joints au présent rapport.

Les comptes consolidés ont été arrêtés par le conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes consolidés, établis conformément aux règles et principes comptables applicables en France, sont réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Sans remettre en cause l'opinion exprimée ci-dessus, nous attirons votre attention sur la note III de l'annexe qui expose les changements de méthode comptable relatifs aux impôts différés calculés sur la provision épargne logement ainsi que les changements de présentation des comptes résultant de l'application du règlement 2000-03 du Comité de la réglementation comptable.

Par ailleurs, nous avons également procédé à la vérification des informations données dans le rapport sur la gestion du groupe conformément aux normes professionnelles applicables en France. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Meylan et Villeurbanne, le 15 mars 2002.

Les commissaires aux comptes :

KPMG Audit,
Département de KPMG S.A. :
LOUIS BERTIATO,
Associé ;

Ernst & Young Audit :
PHILIPPE DUCHÊNE.

18128

CAP GEMINI

Société anonyme au capital de 1 001 954 048 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris.

Les comptes annuels et consolidés au 31 décembre 2001 publiés dans le *Bulletin des Annonces légales obligatoires* du vendredi 12 avril 2002, pages 4640 à 4658, ont été approuvés sans modification par l'assemblée générale ordinaire des actionnaires du jeudi 25 avril 2002.

18342

CATERING INTERNATIONAL & SERVICES

Société anonyme au capital de 1 536 000 €.
Siège social : 40 C, avenue de Hambourg, 13008 Marseille.
384 621 215 R.C.S. Marseille. — APE : 551 A.
Siret : 384 621 215 00043.

Chiffres d'affaires consolidés comparés.
(En milliers d'euros.)

	2002	2001
Premier trimestre	13 376	7 410
Cumul au 31 mars 2002	13 376	7 410
Variation par rapport à 2001	+ 80,5 %	

18294

CATERPILLAR FINANCE FRANCE SA

Société anonyme au capital de 97 600 000 €.
Siège social : 2, boulevard de la Libération, 93284 Saint-Denis Cedex.
389 542 762 R.C.S. Bobigny.

Situation au 31 mars 2002.
(En euros.)

Actif	Montant
Caisse, banques centrales, C.C.P.	541 773,12
Effets publics et valeurs assimilées	—
Créances sur les établissements de crédit	0,00
Opération avec la clientèle	48 794 179,20
Obligations et autres titres à revenu fixe	—
Actions et autres titres à revenu variable	—
Participations et autres titres détenus à long terme	—
Parts dans les entreprises liées	—
Crédit-bail et location avec option d'achat	86 550 940,38
Location simple	510 298 496,57
Immobilisations incorporelles	92 320,04
Immobilisations corporelles	286 542,91
Capital souscrit non versé	—
Actions propres	—
Autres actifs	8 705 347,31
Comptes de régularisation	3 873 269,63
Total de l'actif	659 142 869,16

Passif	Montant
Banques centrales, C.C.P.	0,00
Dettes envers les établissements de crédit	477 979 574,83
Opérations avec la clientèle	64 189 718,12
Dettes représentées par un titre	—
Autres passifs	10 584 260,92
Comptes de régularisation	34 016 510,36
Provisions pour risques et charges	290 491,10
Dettes subordonnées	—
Fonds pour risques bancaires généraux (FRBG)	—
Capitaux propres (hors FRBG)	99 089 482,26
Capital souscrit	97 600 000,00
Primes d'émission	—
Réserves	—
Ecarts de réévaluation	—
Provisions réglementées et subventions d'investissement	—
Report à nouveau	25 517 686,17
Total du passif	659 142 869,16

Hors bilan	Montant
Engagements donnés :	
Engagements de financement	47 082 050,21
Engagements de garantie	—
Engagements sur titres	—
Engagements reçus :	
Engagements de financement	241 396 208,94
Engagements de garantie	87 198 425,66
Engagements sur titres	—
Engagements sur instruments financiers à terme :	
Opérations sur instruments de taux d'intérêts	378 593 414,32

18329

CIMENTS FRANCAIS

Société anonyme au capital de 152 111 748 €.
Siège social : Tour Ariane, 5, place de la Pyramide, Quartier Villon, 92 Puteaux.
599 800 885 R.C.S. Nanterre.

Chiffres d'affaires consolidés comparés (après éliminations).
(Hors taxes, en millions d'euros.)

	2002	2001
Premier trimestre	624,7	614,7

Le passage de Zuari (Inde) en mode proportionnel à 50 % est appliqué rétroactivement à l'ensemble des trimestres.

Répartition par zones géographiques.
(A fin mars.)

	2002	2001
France	276,6	270,0
Autres Union européenne (1)	112,3	106,0
Autres pays (2)	235,8	238,7
Total	624,7	614,7

File n° 82-5065

12

Exhibit 12

BALO Notice of April 12, 2002, regarding the publication of the annual Financial Statements for 2001

III. — **Rapport des commissaires aux comptes sur les comptes consolidés.**
(Exercice clos le 31 décembre 2001.)

En exécution de la mission qui nous a été confiée par votre assemblée générale, nous avons procédé au contrôle des comptes consolidés du Crédit ...uraine et du Poitou, établis en euros, relatifs à l'exercice ...bre 2001, tels qu'ils sont joints au présent rapport.
...onsolidés ont été arrêtés par le conseil d'administration de ...e.
...nt, sur la base de notre audit, d'exprimer une opinion sur

...ectué notre audit selon les normes applicables en France ; ...èrent la mise en œuvre de diligences permettant d'obtenir ...nable que les comptes consolidés ne comportent pas d'ano...es. Un audit consiste à examiner, par sondages, les éléments ... les données contenues dans ces comptes. ...lement à apprécier les principes comptables suivis et les ...icatives retenues pour l'arrêté des comptes et à apprécier ... d'ensemble. Nous estimons que nos contrôles fournissent ...ble à l'opinion exprimée ci-après.
... que les comptes consolidés sont réguliers et sincères et ...e fidèle du patrimoine, de la situation financière, ainsi que ...nsemble constitué par les entreprises comprises dans la

...n cause l'opinion exprimée ci-dessus, nous attirons votre ...angement de méthode exposé dans la note 1 de l'annexe ...pôts différés sur le fonds pour risques bancaires généraux

...ctions du groupe Crédit agricole, il a été décidé de ne plus ...r de l'exercice clos au 31 décembre 2001, d'impôts différés ...spondante à la provision épargne logement.
...s avons également procédé à la vérification des informations données dans le rapport de gestion du groupe. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Le 11 mars 2002.

Les commissaires aux comptes :

Cabinet Becouze et Associés : JEAN-JACQUES BECOUZE ;

Ernst & Young Audit : PHILIPPE FOURQUET.

15879

CAP GEMINI

Société anonyme à conseil d'administration au capital de 1 001 954 048 €.
Siège social : 11, rue de Tilsitt, Paris 17.e
330 703 844 R.C.S. Paris.

Documents comptables annuels.

A. — Comptes sociaux :

I. — Bilans aux 31 décembre 2000 et 2001.
(En milliers d'euros.)

Actif	Exercice 2000	Exercice 2001		
	Montant net	Montant brut	Amortissements ou provisions	Montant Net
Immobilisations incorporelles :				
Marques, droits et valeurs similaires	7 255	29 716	– 22 840	6 876
Immobilisations corporelles :				
Terrains	1	1		1
Constructions		7	– 7	
Autres	224	224		224
Immobilisations financières :				
Titres de participations	12 750 295	13 129 432	– 2 238 152	10 891 280
Créances rattachées à des participations (1)	246 261	114 222		114 222
Titres de l'activité de portefeuille	189	206	– 111	95
Actif immobilisé	13 004 225	13 273 808	– 2 261 110	11 012 698
Autres créances (1)	95 078	31 400		31 400
Entreprises liées et associées (1)	118 693	206 368		206 368
Débiteurs divers (1)	63	3		3
Valeurs mobilières de placement	440 737	316 380		316 380
Disponibilités	5 915	69 992		69 992
Actif circulant	660 486	624 143		624 143
Charges constatées d'avance (1)	178	11		11
Charges à répartir	225	1 238		1 238
Ecarts de conversion actif	124	7		7
Autres actifs	527	1 256		1 256
Total actif	13 665 238	13 899 207	– 2 261 110	11 638 097
(1) Dont à moins d'un an	459 953	351 684		351 684

Passif	Exercice 2000	Exercice 2001
Capital (entièrement versé)	994 444	1 001 954
Primes d'émission, de fusion et d'apport	11 784 198	11 771 288
Réserve légale	62 357	99 445
Réserves réglementées	41 781	41 781
Autres réserves	171 605	171 605
Report à nouveau	85 515	202 277
Résultat de l'exercice	318 152	– 1 873 798
Capitaux propres	13 458 052	11 414 552
Provisions pour risques et charges	14 124	14 007
Emprunts et dettes auprès des établissements de crédits	25 261	
Autres dettes financières	3 335	5 899
Dettes financières (2)	28 596	5 899
Dettes fournisseurs et comptes rattachés	4 558	2 248
Dettes fiscales et sociales	27 924	122 899
Entreprises liées et associées (2)	130 842	77 499
Autres dettes (2)	605	476
Produits constatés d'avance	463	455
Ecarts de conversion passif	74	62
Autres dettes	164 466	203 639
Total passif	13 665 238	11 638 097
(2) Dont à moins d'un an	160 043	83 874

II. — Compte de résultats pour les exercices clos les 31 décembre 2000 et 2001.
(En milliers d'euros.)

	Exercice 2000	Exercice 2001
Redevances	103 241	178 711
Reprises sur amortissements et provisions, transfert de charges	89 024	1 350
Autres produits	3 427	3 504
Total des produits d'exploitation	195 692	183 565
Autres achats et charges externes	117 917	11 491
Impôts, taxes et versements assimilés	1 045	1 920
Salaires et charges sociales		898
Dotations aux amortissements	2 332	2 855
Autres charges	292	576
Total des charges d'exploitation	121 586	17 740
Résultat d'exploitation	74 106	165 825
Produits financiers de participation (1)	100 230	88 681
Produits des autres valeurs mobilières et créances de l'actif immobilisé (1)	20 920	7 220
Autres intérêts et produits assimilés (1)	2 118	7 637
Reprises sur provisions	15	124
Différences positives de change	2 531	1 839
Produits nets sur cessions de valeurs mobilières de placement	7 989	11 498
Total des produits financiers	133 803	116 999
Dotations financières aux amortissements et aux provisions	28 586	2 071 322
Intérêts et charges assimilées (2)	14 105	4 222
Différences négatives de change	3 573	928
Total des charges financières	46 264	2 076 472
Résultat financier	87 539	– 1 959 473
Résultat courant avant impôts	161 645	– 1 793 648
Sur opérations de gestion	37 897	8 533
Sur opérations en capital	7 551 301	142 824
Reprises sur provisions et transferts de charges		
Total des produits exceptionnels	7 589 198	151 357
Sur opérations de gestion	273	23 213
Sur opérations en capital	7 386 244	144 483
Provisions	14 000	
Total des charges exceptionnelles	7 400 517	167 696
Résultat exceptionnel	188 681	– 16 339
Impôts sur les bénéfices	– 32 174	– 63 811
Résultat net	318 152	– 1 873 798
(1) Dont produits concernant les entreprises liées	121 150	95 892
(2) Dont intérêts concernant les entreprises liées	4 311	2 538

III. — Tableau des filiales et participations.
(En milliers d'euros.)

Filiales	Capital	Autres capitaux propres (résultat inclus) (1)	Quote-part de capital détenu (%)	Nombre d'actions détenues	Valeur comptable des titres détenus		Prêts et avances consentis	Cautions et avales donnés	Chiffre d'affaires 2001	Dividendes encaissés
					Brute	Nette				
Cap Gemini Americ Inc (USA)		7 296 966	100,00 %	1 100	6 984 941	4 969 239			225 097	
511 965 NB Inc (Canada)	16 611	17 453	100,00 %	266 612 979	253 891	253 891				
CGS Holdings Ltd (UK)	2	11 269	100,00 %	431 513 902	1 411 082	1 411 082	47 541			
CGEY AB (Suède)	8 541	131 340	100,00 %	20 000	262 330	262 330		8 601		16 931
CGEY Norge AS (Norvège)	5 736	14 859	21,00 %	9 500	29 584	29 584			118 354	
Cap Gemini Europe BV (Hollande)	88 079	41 984	100,00 %	194 100	252 868	252 868				16 460
Cap Gemeini NV (Bénélux)	4 884	553 146	99,85 %	43 223 190	1 179 786	1 179 786				12 921
CGEY Deutschland Holding GmbH (Allemagne)	4 374	69 592	94,40 %	1	571 089	571 089	22 000		945	
CGEY Consultants Ostrerreich AG (Autriche)	267	5 678	100,00 %	36 791	39 108	38 108			32 529	
CGEY Suisse	3 471	– 2 701	100,00 %	5 434	16 493	16 493			58 077	
CGEY Polska Sp. Z.o.o. (Pologne)	1 344	– 1 801	100,00 %	37 000	13 862	6 662			5 869	
CGEY France SA.	39 597	119 536	100,00 %	2 473 997	414 426	414 426		20 546	1 232 851	30 173
Cap Gemini Telecom SA (France)	141 695	846 041	95,15 %	8 426 908	807 279	807 279			2 451	10 140
CGEY Italia Spa (Italie)	109 916	– 123 806	100,00 %	1 038 575	348 088	233 213	21 000	4 906	197 855	
CGEY Espana SL (Espagne)	14 284	20 782	100,00 %	132 938	112 404	101 733	2 000		161 626	
Cap Gemini E e Y Portugal	9 363	– 3 827	100,00 %	1 840 455	30 115	30 115			36 161	
Cap Gemini Asia Pacific (Singapour)	26 984	72 417	100,00 %	171 108 000	102 166	102 166		14 900		
CGEY Australia Pty Ltd (Australie)	13 981	– 5 996	100,00 %	631 979	139 035	132 735			95 211	
CGEY New Zealand Ltd (Nlle Zelande)	2 441	– 3 075	100,00 %	1 000 000	35 564	17 364			17 826	
Cap Gemini Service SA (France)	9 000	– 5 112	100,00 %	1 500 000	42 763	3 890		1 453	141 672	
SCI Paris Etoile	1	2 017	100,00 %	9 999	48 479	30 634			2 564	2 012
Autres France	na	na	na	na	747	747		76 435		
Autres Etrangers	na	na	na	na	30 971	23 486				
Participations au 31 décembre 2001, Cap Gemini SA, ne détient plus de titres de participations représentants des montants significatifs.										

1. Autres que le capital et avant affectation du résultat de l'exercice.

NB : Les résultats nets des filiales et participations ne sont pas fournis compte tenu du caractère préjudiciable que pourrait avoir leur divulgation sur la stratégie commerciale et financière.

IV. — Variation des capitaux propres.

(En milliers d'euros)	2000	Affectation du résultat 2000	Autres mouvements	2001
Capital social	994 444		7 510	1 001 954
Prime d'émission, de fusion et d'apport	11 784 198		– 12 910	11 771 288
Réserve légale	62 357	37 088		99 445
Réserves réglementées	41 781			41 781
Autres réserves	171 605			171 605

(En milliers d'euros)	2000	Affectation du résultat 2000	Autres mouvements	2001
Report à nouveau	85 515	116 762		202 277
Dividendes distribués		148 900	– 148 900	
Précompte		15 402	– 15 402	
Résultat de l'exercice	318 152	– 318 152	– 1 873 798	– 1 873 798
Total	13 458 052		– 2 043 500	11 414 552

V. — Résultats des cinq derniers exercices.

(En milliers d'euros)	1997	1998	1999	2000	2001
I – Capital en fin d'exercice :					
Capital social	373 188	421 556	623 561	994 444	1 001 954
Nombre d'actions ordinaires existantes	61 198 877	69 130 658	77 945 108	124 305 544	125 244 256
Nombre maximal d'actions futures à créer :					
Par conversion d'obligations					
Par exercice de droits de souscription d'actions	6 555 544	7 085 035	6 038 838	7 487 783	10 463 754
II – Opérations et résultats de l'exercice :					
Total des produits d'exploitation	66 725	100 203	108 489	195 692	183 565
Total des produits d'exploitation et financiers	156 159	230 173	257 509	329 495	300 563
Résultat avant impôts et charges calculées (amortissements et provisions)	143 683	147 343	164 693	395 229	264 066
Impôts sur les bénéfices	16 297	24 716	34 079	32 174	63 811
Résultats après impôts et charges calculées (amortissements et provisions)	90 214	103 319	149 047	318 152	– 1 873 798
Résultat distribué	32 654	57 954	77 945	(a) 164 302	(b) 50 098
III – Résultat par action (en euros) :					
Résultat après impôts mais avant charges calculées (amortissements et provisions)	2,08	1,77	1,68	2,92	1,60
Résultat après impôts et charges calculées (amortissements et provisions)	1,47	1,49	1,91	2,56	na
Dividende attribué à chaque action (net)	0,53	0,84	1,00	1,20	(b) 0,40
IV – Personnel :					
Effectif moyen de salariés employés pendant l'exercice					
Montant de la masse salariale de l'exercice					
Montant des sommes versées au titre des avantages sociaux de l'exercice					

(a) Le dividende effectivement payé s'élève à 149 millions d'euros auquel il convient de rajouter le montant du précompte versé de 15 millions d'euros.
(b) Sous réserve d'approbation de l'assemblée générale mixte du 25 avril 2002.

VI. — **Projet d'affectation du résultat.**

Le conseil d'administration vous propose :

— de reporter à nouveau la perte de l'exercice s'élevant à 1 873 798 101,74 € ;

— de prélever une somme de 50 097 702,4 € sur le poste « Prime d'apport » à l'effet de distribuer un dividende de 0,40 € par action, soit un taux de distribution de 33 % du résultat du groupe, en ligne avec la politique conduite par le groupe depuis plusieurs années.

Avec votre accord, la mise en paiement de ce dividende interviendra à compter d'une date que le conseil d'administration vous propose de fixer au 26 avril 2002.

Conformément aux dispositions de la loi de finance pour 2002, ce dividende donnera droit à un avoir fiscal de 0,20 € (50 %) pour les actionnaires personnes physiques et pour les personnes morales ayant la qualité de société-mère et 0,06 € (15 %) pour les autres personnes morales qui utiliseront leur avoir fiscal à partir du 1er janvier 2002.

Au cas où, lors de la mise en paiement du dividende, la société détiendrait certaines de ses propres actions, la somme correspondant aux dividendes non versés en raison de ces actions sera affectée au compte « Report à nouveau ».

En application des dispositions de l'article 243 *bis* du Code général des impôts, il est rappelé à l'assemblée générale qu'il a été procédé à la distribution d'un dividende de 149 166 652,80 €, soit de 978 469 100,71 F (1,2 € x 124 305 544 actions) au titre de l'exercice 2000, de 77 945 108 €, soit 511 286 392 F (1 € x 77 945 108 actions) au itre de l'exercice 1999 et de 380 218 619 F, soit 57 963 955 € (5,50 F x 69 130 658 actions) au titre de l'exercice 1998.

VII. — **Annexe aux comptes sociaux.**

1. – Principes comptables.

Les comptes annuels sont établis conformément aux dispositions de la législation française et aux pratiques comptables généralement admises en France.

Les principales méthodes utilisées sont les suivantes :

Immobilisations incorporelles. — Les logiciels et droits d'usage acquis en pleine propriété, ainsi que les logiciels développés pour un usage interne et dont l'influence sur les résultats futurs revêt un caractère bénéfique, durable et mesurable, sont immobilisés et font l'objet d'un amortissement sur une durée maximale de trois ans. A la clôture de chaque exercice, la valeur des logiciels et droits d'usage est comparée à leur valeur d'utilité pour la société.

Immobilisations corporelles. — Les immobilisations corporelles figurent au bilan à leur coût d'acquisition. L'amortissement est calculé suivant la méthode linéaire fondée sur la durée d'utilisation estimée. La durée d'amortissement des constructions est de 30 ans.

Immobilisations financières. — La valeur brute des titres de participation et des autres titres immobilisés figurant au bilan est constituée par leur coût d'acquisition. La valeur d'inventaire des titres correspond à leur valeur d'usage pour l'entreprise. Elle est déterminée en tenant compte de la quote-part de situation nette ré-estimée et des perspectives de rentabilité. Une provision pour dépréciation est constituée lorsque la valeur d'inventaire ainsi définie est inférieure à la valeur d'acquisition.

Valeurs mobilières de placement. — Les valeurs mobilières de placement figurent au bilan pour leur valeur d'acquisition ou leur valeur d'inventaire si celle-ci est inférieure. Dans le cas de titres cotés, cette évaluation est effectuée sur la base des cours de bourse à la date de clôture de l'exercice.

Opérations en devises. — Les dettes, créances, disponibilités en devises figurent au bilan pour leur contre valeur au cours de fin d'exercice ou au cours de couverture. La différence résultant de l'actualisation des dettes et des créances en devises à ce dernier cours est portée au bilan en « écarts de conversion ». Les pertes latentes de change non compensées font l'objet d'une provision pour risques.

Créances. — La comptabilisation des factures à émettre ou des factures émises d'avance, à la clôture de l'exercice, est faite hors T.V.A.

Dettes. — La comptabilisation des charges à payer, à la clôture de l'exercice, est faite hors T.V.A.

Intégration fiscale. — De 1980 à 1987, la société et ses filiales françaises, détenues à 95 % au moins, bénéficiaient de l'agrément prévu par l'article 209 sexies du Code général des impôts.

A compter du 1er janvier 1988, l'ensemble de ces sociétés ont opté pour le régime fiscal des groupes de sociétés prévu par l'article 68 de la loi du 30 décembre 1987. Les économies d'impôt réalisées par le groupe liées aux déficits sont conservées chez la société-mère et sont considérées comme un gain immédiat de l'exercice.

Instruments financiers. — Toutes les positions de change et de taux d'intérêts sont prises au moyen d'instruments cotés sur des marchés organisés ou de gré à gré qui présentent des risques de contrepartie minimum. Les résultats dégagés sur les instruments financiers constituant des opérations de couverture sont comptabilisés de manière symétrique aux résultats sur les éléments couverts.

2. – Bilan et compte de résultats de la société Cap Gemini S.A.

1. Immobilisations :

(En milliers d'euros)	Valeur brute (début d'exercice)	Acquisitions	Cessions	Valeur brute (fin d'exercice)
Immobilisation incorporelles :				
Marques, droits et valeurs similaires	27 577	2 139		29 716
Sous-total	27 577	2 139		29 716
Immoblisations corporelles :				
Terrains	1			1
Constructions	7			7
Autres	224			224
Sous-total	232			232
Immobilisations financières :				
Titres de participation	12 917 131	392 635	– 180 334	13 129 432
Créances rattachées à des participations	246 261		– 132 039	114 222
Titres de l'activité de portefeuille	300		– 94	206
Sous-total	13 163 692	392 635	– 312 467	13 243 860
Total des immobilisations	13 191 501	394 774	– 312 467	13 273 808

2. Amortissements sur immobilisations :

(En milliers d'euros)	Amortissements (début de l'exercice)	Dotations	Reprises	Amortissements (fin d'exercice)
Immobilisations incorporelles :				
Marques, droits et valeurs similaires	20 322	2 518		22 840
Immobilisations corporelles :				
Constructions	7			7
Total des amortissements	20 329	2 518		22 847

3. Immobilisations financières :

a) Titres de participation :

— Exercice 2000 :

– Le 23 mai 2000, l'assemblée générale mixte de Cap Gemini SA a approuvé les apports de l'activité Conseil d'Ernst & Young. Ces apports ont été rémunérés par l'émission de 42 737 107 actions nouvelles de Cap Gemini SA au prix de 220 € et par un paiement en numéraire de 375 millions d'euros. Les activités de Conseil d'Ernst & Young en Malaysie et en Corée, qui n'avaient pas fait l'objet de l'apport réalisé le 23 mai, ont été acquises pour un montant total de 8 millions d'euros. Ces acquisitions ont été réalisées par échange de titres Cap Gemini SA portant sur 7 232 actions Cap Gemini SA achetées dans le cadre du programme d'achat de ses propres actions au cours de 205,33 € et par un paiement en numéraire de 6,570 milliers d'euros.

– Le 31 octobre 2000, Cisco Systems Inc. a participé à une augmentation de capital réservée de Cap Gemini SA autorisée par l'assemblée du 23 mai 2000, portant sur la création de 2 597 764 actions nouvelles au prix de 270 € l'action (soit pour un montant total de 701 millions d'euros). Conformément aux accords, Cisco Systems Inc. a également pris une participation de 4,9 % dans Cap Gemini Telecom SA, holding de l'ensemble des activités liées aux télécommunications, aux médias et aux réseaux des entités Cap Gemini et Gemini Consulting.

– En exécution des accords conclu entre Cap Gemini et Ernst & Young lors des apports de l'activité conseil d'Ernst & Young en date du 23 mai 2000, 192 538 actions Cap gemini ont été restituées à la société au 31 décembre 2000 par des personnes devenues salariés du groupe et l'ayant quitté depuis. Il est en effet rappeler que les anciens associés d'Ernst & Young qui exerçaient leur activité dans le domaine du conseil sont devenus des salariés du groupe et bénéficient à cet effet de contrats de travail. Au cas où ces personnes devenues salariés du groupe décident de quitter le groupe avant un certain délai, elles sont tenues de restituer, selon le cas, tout ou partie des actions reçues au titre de l'apport, le nombre d'actions restituées étant fonction de la cause du départ et de la date de celui-ci.

– Le 30 mars 2000, Cap Gemini SA a acquis les 49,4 % d'intérêts minoritaires dans la société Cap Gemini Portugal.

— Exercice 2001 :

– Au Bénélux, le 28 avril 2001, Cap Gemini SA a acheté 5,6 % du capital de Cap Gemini NV pour un montant de 164 millions d'euros, portant ainsi sa participation dans cette filiale à 99,8 %.

– Au cours de l'exercice, Cap Gemini SA a procédé à des augmentations de capital en numéraire des filiales opérationnelles à Singapour, au Portugal, en Pologne pour un montant total de 61 millions d'euros.

– Conformément aux accords conclus lors de l'apport de l'activité de Conseil d'Ernst & Young et en application de la ...

l'assemblée générale du 16 mai 2001, 208 370 actions Cap Gemini SA restituées à la société par des personnes devenues salariés du groupe et l'ayant quitté, ont été annulées pour un montant de 36 millions d'euros. Au 31 décembre 2001, le nombre d'actions Cap Gemini SA restituées à compter du 1er avril 2001 s'élève à 23 654 pour un montant total de 2 383 milliers d'euros ; leur annulation est proposée à l'assemblée générale du 25 avril 2002.

b) Titres de l'activité de portefeuille : Les mouvements du portefeuille et les valeurs estimatives aux 31 décembre 2000 et 2001 sont :

(En milliers d'euros)	Valeur nette compatble	Valeur estimative		
		Au coût de revient	Au cours de bourse	Total
Montant au 31 décembre 2000	300	300		300
Acquisitions de l'exercice				
Cessions de l'exercice	– 94	– 94		– 94
Montant au 31 décembre 2001	206	206		206

– Au cours de l'exercice, Cap gemini SA a cédé sa participation dans Sudinova pour un montant de 222 milliers d'euros.

4. Valeurs mobilières de placement. — Les valeurs mobilières de placement au 31 décembre 2001 se présentent de la façon suivante :

(En milliers d'euros)	Valeur liquidative	Valeur nominale	Valeur au bilan
Titres cotés :			
Actions de Sicav	131 145	131 145	131 145
Fonds communs de placement	65 235	65 235	65 235
Titres non cotés :			
Certificats de dépôts négociables	75 000	75 000	75 000
Billets de trésorerie	45 000	45 000	45 000
Total	316 380	316 380	316 380

5. Etat des échéances des créances à la clôture de l'exercice :

(En milliers d'euros)	Montant brut	A un an au plus	A plus d'un an
De l'activité immobilisé :			
Créances rattachées à des participations	114 222	114 222	
De l'actif circulant :			
Etat et autres collectivités :			
Impôts sur les bénéfices (*)	15 220	14 900	320
Taxe sur la valeur ajoutée	12 877	12 877	
Autres impôts	3 295	3 295	
Autres créances	8	8	
Entreprises liées et associés	206 368	206 368	
Débiteurs divers	3	3	
Charges constatées d'avance	11	11	
Total	352 004	351 684	320

(*) Dont créance liée au report en arrière des déficits fiscaux pour un montant de 320 milliers d'euros.

6. Charges à repartir :

(En milliers d'euros)	Montant brut d'origine	Amortissements (1)	Montant fin d'exercice
Frais d'émission sur emprunt 27 décembre 1996	225	– 225	
Frais d'émission sur syndication	1 350	– 112	1 238
Total	1 575	– 337	1 238

(1) Amortissements sur 5 ans.

7. capitaux propres. — Capital social et primes d'émission, de fusion et d'apport :

(En milliers d'euros)	Nombre d'actions	Capital social	Primes d'émission de fusion et d'apport
Au 31 décembre 1999 (nominal 8 €)	77 945 108	623 561	2 075 378
Augmentation de capital en rémunération des apports de l'activité de conseil d'Ernst & Young	42 737 107	341 897	9 060 267
Frais liés à la rémunération des apports d'Ernst & Young (net d'impôt)			– 53 148
Augmentation de capital en numéraire réservée à Cisco Systems Inc.	2 597 764	20 782	680 614
Frais liés à l'augmentation de capital en numéraire réservée à Cisco Systems Inc. (net d'impôt)			– 2 254
Augmentation de capital en numéraire consécutive à la levée de 1 025 565 options de souscritpion d'actions qui a donné lieu à la création de 1 025 565 actions nouvelles	1 025 565	8 205	23 341
Au 31 décembre 2000 (nominal 8 €)	124 305 544	994 444	11 784 198
Réduction de capital pour annulation des actions restituées par d'ex-associés d'Ernst & Young ayant quitté le groupe	– 208 370	– 1 667	– 34 278
Augmentation de capital en numéraire consécutive à la levée de 1 147 082 options de souscription d'actions qui à donné lieu à la création de 1 147 082 actions nouvelles	1 147 082	9 177	21 368
Au 31 décembre 2001 (nominal 8 €)	125 244 256	1 001 954	11 771 288

8. Plans d'options de souscription d'actions. — L'assemblée générale des actionnaires a autorisé le 3 juin 1993, le 24 mai 1996 et le 23 mai 2000 le conseil d'administration ou le directoire selon le cas, à consentir à un certain nombre de collaborateurs du groupe, en une ou plusieurs fois, et ce pendant un délai de cinq ans des options donnant droit à la souscription d'actions.

Les principales caractéristiques de ces 3 plans, en vigueur au 31 décembre 2001, sont résumées dans le tableau ci-après :

	Plan 1993	Plan 1996	Plan 2000	
Date de l'assemblée	03/06/93	24/05/96	23/05/00	
Date des premières attributions au titre et condition de ce plan	01/07/93	01/07/96	01/09/00	01/10/01
Délai d'exercice des options à compter de leur date d'attribution	6 ans	6 ans	6 ans	5 ans
Prix de souscritpion en % de la moyenne des vingt séances précédant l'octroi	95 %	80 %	80 %	100 %
Prix de souscription (par action et en euros) des différentes attributions :				
Plus bas	18,65	22,79	139,00	60,00
Plus haut	28,61	178,00	161,00	60,00
Nombre d'actions souscrites au 31 décembre 2001	3 313 033	1 169 359		
Nombre d'actions au 31 décembre 2001 pouvant être souscrites sur des options précédemment consenties et non encore exercées	238 950	(1) 4 117 169	(2) 2 712 635	3 395 000
Dont options détenues par quatre des onze membres du conseil d'administration	3 090	170 000		15 000

(1) Soit 50 944 actions au prix de 22,79 €, 571 241 actions au prix de 29,31 €, 388 652 actions au prix de 39,52 €, 548 942 actions au prix de 56,98 €, 521 515 actions au prix de 87,96 €, 11 250 actions au prix de 121,81 €, 213 200 actions au prix de 114 €, 499 625 actions au prix de 118 €, 528 800 actions au prix de 178 €, 425 000 actions au prix de 161 € et 358 000 actions au prix de 144 €.

(2) Soit 1 460 535 actions au prix de 161 €, 1 252 100 actions au prix de 139 €.

Il est rappelé que dans l'hypothèse d'une publication par Euronext d'un avis de recevabilité d'une offre publique visant la totalité des titres de capital et des titres donnant accès au capital ou aux droits de vote de la société, les titulaires d'options de souscription d'actions pourront - s'ils le souhaitent - lever aussitôt la totalité des options qui leur ont été consenties (ou le solde en cas de levée(s) partielle(s) déjà effectuée(s).

9. Provisions inscrites au bilan :

(En milliers d'euros)	Montant début d'exercice	Dotations	Reprises	Montant fin d'execice
Provisions pour riques et charges :				
Sur pertes de change	124	7	– 124	7
Sur autres risques	14 000			14 000
Total	14 124	7	– 124	14 007
Provision pour dépréciation :				
Sur titres de participation	166 836	2 071 316		2 238 152
Sur titres de l'activité de portefeuille	111			111
Total	166 947	2 071 316		2 238 263

— Provision sur titres de participation : La réorganisation en cours des activtés nord-américaines a conduit à revoir l'ensemble des valeurs comptable des titres de participation inscrits au bilan. En particulier, les valeurs des titres des filiales américaine, australienne, néozélandaise, autrichienne, italienne et polonaise, comptabilisées, le 23 mai 2000, sur la base d'un prix de l'action Cap Gemini SA de 220 €, ont été réévaluées.

10. Etat des échéances des dettes à la clôture de l'exercice :

(En milliers d'euros)	Montant brut	A un an au plus	A plus d'un an
Emprunts et dettes auprès des établissements de crédit	5 899	5 899	
Entreprises liées et Associés	77 499	77 499	
Autres dettes	476	476	
Total	83 874	83 874	

11. Charges à payer (en milliers d'euros).

Montants des charges à payer rattachées aux postes suivants du bilan	Montant
Dettes financières :	
Intérêts rattachés	
Autres dettes :	
Dettes fournisseurs et comptes rattachés	2 248
Dettes fiscales et sociales	122 898
Autres dettes	
Total	125 146

12. Ecarts de conversion sur créances et dettes en monnaies étrangères (en milliers d'euros) :

Nature des écarts	Montant actif	Montant passif	Provision pour pertes de change
Sur immobilisations financières			
Sur autres créances / dettes	7	62	7
Total	7	62	7

13. Résultat exceptionnel :

(En milliers d'euros)	Montant
Produits exceptionnels :	
Prix de vente des éléments d'actifs cédés	142 825
Sur opérations de gestion	8 533
Charges exceptionnelles :	
Valeurs comptables des éléments d'actifs cédés	– 144 483
Sur opérations de gestion	– 23 213
Dotation aux provisons	
Résultat exceptionnel	– 16 338

Le résultat exceptionnel est principalement constitué de deux subventions, pour un montant total de 23 millions d'euros, consenties par la société à sa filiale en Corée ainsi qu'à une de ses filiales en Suisse afin de rééquilibrer leur situation nette avant de procéder à leur liquidation.

14. Impôts sur les bénéfices. — Cap Gemini S.A., dont le résultat fiscal est bénficiaire au titre de l'exercice 2001, a opté pour le régime fiscal des groupes de sociétés. L'impact de l'intégration fiscale représente pour l'exercice 2001 un gain de 2 618 milliers d'euros.

3. – Autres informations.

15. Engagements hors bilan :

(En milliers d'euros)	Montant
Cautions bancaires données au profit des filiales :	
Cap Gemini Ernst & Young US LLC	198 570
Cap Gemini Ernst & Young France	20 546
Cap Gemini Ernst & Young AB	8 601
Cap Gemini Ernst & Young Italia Spa	5 527
Cap Gemini Asia Pacific (Singapour)	38 579
SCI du Château de Béhoust (leasing)	32 718
Immobilière les Fontaines (leasing)	43 716
Autres cautions	14 379
Total	362 636

16. Instruments financiers. — Des instruments financiers sont utilisés en couverture de certains risques liés à l'activité du groupe. Ces opérations sont toujours basées sur des actifs ou passifs existants et/ou des transactions opérationnelles ou financières.

La société réalisant ces opérations en concluant des contrats de couverture avec des établissements financiers de premier plan, le risque de contre partie est considéré comme négligeable.

Toutes les positions de change et de taux d'intérêt sont prises au moyen d'instruments cotés sur des marchés organisés ou de gré à gré qui présentent des risques de contrepartie minimum. Les résultats dégagés sur les instruments financiers constituant des opérations de couverture sont comptabilisés de manière symétrique aux résultats sur les éléments couverts.

La juste valeur des instruments financiers est estimée sur la base des cours de marchés ou de valeurs données par les banques.

Au 31 décembre 2001, les couvertures de taux de change s'élevaient au total à 53 millions d'euros, à échéance 2002, sous la forme de contrats d'achats/ventes de devises à terme (swap de change) dans le cadre de financements internes au groupe, pour les montants suivants :

— 32 millions de livres sterling pour une contrevaleur de 52 millions d'euros ;

— 2 millions de dollars australiens pour une contrevaleur de 1 million d'euros ;

— 1 million de pesos mexicains pour une contrevaleur de 0,1 million d'euros.

Au 31 décembre 2001, aucune opération de couverture de risques de taux d'intérêts n'était en cours.

17. Informations sur les entreprises liées :

(En milliers d'euros)	Total	Dont entreprises liées
Eléments relevant de postes du bilan :		
Titres de participation	13 129 432	13 129 432
Créances rattachées à des participations	114 222	114 222
Entreprises liées et associés :		
Actif	206 368	206 368
Passif	77 499	77 499
Eléments relevant du compte de résultats		
Produits financiers de participation	88 681	88 681
Produits des autres valeurs mobilières et créances de l'actif immobilisé	7 220	7 220
Intérêts et charges assimilées	4 222	2 538

18. Société consolidante. — Cap Gemini SA. est la société consolidante du groupe Cap Gemini.

VIII. — Attestations des commissaires aux comptes.

I. – Rapport général des commissaires aux comptes.

Aux actionnaires de Cap Gemini S.A.

En exécution de la mission qui nous a été confiée par votre assemblée générale, nous vous présentons notre rapport relatif à l'exercice clos le 31 décembre 2001, sur :

— le contrôle des comptes annuels de la société Cap Gemini S.A. établis en euros, tels qu'ils sont joints au présent rapport ;

— les vérifications spécifiques et les informations prévues par la loi.

Les comptes annuels ont été arrêtés par votre conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

1. Opinion sur les comptes annuels. — Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probant justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes annuels, établis conformément aux principes comptables généralement admis en France, sont réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

2. Vérifications et informations spécifiques. — Nous avons également procédé, conformément aux normes professionnelles applicables en France aux vérifications spécifiques prévues par la loi.

Nous n'avons pas d'observation à formuler sur la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du conseil d'administration et dans les documents adressés aux actionnaires sur la situation financière et les comptes annuels.

En application des dispositions des articles L. 233-6 et L. 233-13 du Code de commerce, nous nous sommes assurés que les diverses informations relatives aux prises de participations et de contrôle et à l'identité des détenteurs du capital vous ont été communiquées dans le rapport de gestion.

Fait à Paris, le 20 février 2002.
Les commissaires aux comptes,
Membres de la Compagnie régionale de Paris :
Constantin Associés, LAURENT LEVESQUE. Coopers & Lybrand Audit, Membre de PricewaterhouseCoopers : BERNARD RASCLE.

II. – Rapport spécial des commissaires aux comptes sur les conventions réglementées (exercice clos le 31 décembre 2001).

Aux actionnaires de Cap Gemini S.A.,

En notre qualité de commissaires aux comptes de votre société, nous vous présentons notre rapport sur les conventions réglementées.

En application de l'article L. 225-40 du Code de commerce nous avons été avisés des conventions qui ont fait l'objet de l'autorisation préalable de votre conseil d'administration.

Il ne nous appartient pas de rechercher l'existence éventuelle d'autres conventions mais de vous communiquer, sur la base des informations qui nous ont été données, les caractéristiques et les modalités essentielles de celles dont nous avons été avisées, sans avoir à nous prononcer sur leur utilité et leur bien-fondé. Il vous appartient, selon les termes de l'article 92 du décret du 23 mars 1967, d'apprécier l'intérêt qui s'attachait à la conclusion de ces conventions en vu de leur approbation.

Nous avons effectué nos travaux selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences destinées à vérifier la concordance des informations qui nous ont été données avec les documents de base dont elles sont issues.

Après autorisation donnée par votre conseil d'administration en date du 12 décembre 2001, votre société a consenti le 21 décembre 2001 à Cap Gemini Ernst & Young Korea et à Gemini Consulting Switzerland, ses filiales, une subvention d'un montant respectif de 8 et 15 millions d'euros. Ces subventions sont accordées définitivement, elles ne feront l'objet d'aucun remboursement.

Fait à Paris, le 20 février 2002.
Les commissaires aux comptes :
Membres de la Compagnie régionale de Paris :
Constantin Associés : LAURENT LEVESQUE ; Coopers & Lybrand Audit, Membre de PricewaterhouseCoopers : BERNARD RASCLE.

B. — Comptes consolidés.

I. — Bilans consolidés aux 31 décembre 1999, 2000, 2001.
(En millions d'euros.)

Actif	Notes	1999	2000	2001
Immobilisations incorporelles	9	1 589	1 646	1 830
Immobilisations corporelles	10	319	475	490
Immobilisations financières	11	42	70	89
Total de l'actif immobilisé		1 950	2 191	2 409
Impôt différé actif long terme	19	86	786	863
Total des actifs à long terme		2 036	2 977	3 272
Créances d'exploitation (net)	12	1 063	2 312	2 176
Créances diverses	13	170	327	322
Créances financières et placements à court terme	15	569	666	503
Banques	15	193	463	484
Total de l'actif circulant		1 995	3 768	3 485
Total de l'actif		4 031	6 745	6 757
Engagements reçus	20	29	3	4

Passif	Notes	1999	2000	2001
Capital social		624	995	1 002
Primes d'émission et d'apport		1 226	2 073	2 112
Réserves		761	1 080	1 189
Capitaux propres	14	2 611	4 148	4 303
Intérêts minoritaires	14	27	75	39
Situation nette de l'ensemble consolidé	14	2 638	4 223	4 342
Dettes financières à long terme	15	143	91	120
Provisions et autres passifs à long terme	16	179	211	237
Total des passifs à long terme		322	302	357
Dettes financières à court terme et découverts bancaires	15	111	189	169
Dettes d'exploitation	17	767	1 831	1 708
Dettes diverses		193	200	181
Total des passifs à court terme		1 071	2 220	2 058
Total du passif		4 031	6 745	6 757
Engagements donnés	20	711	1 294	1 365
Endettement net	15	– 508	– 849	– 698

II. — Comptes de résultat consolidés pour les exercices clos les 31 décembre 1999, 2000 et 2001.
(En millions d'euros.)

	Notes	1999		2000		2001	
		Montants	%	Montants	%	Montants	%
Produits d'exploitation	4	4 310	100,00	6 931	100	8 416	100
Coûts des services rendus	5	2 904	67,4	4 871	(1) 70,3	5 664	67,3
Frais commerciaux, généraux et administratifs	5	937	21,7	1 357	(1) 19,6	2 329	27,7
Résultat d'exploitation		469	10,9	703	10,1	423	5,0
Produits et frais financiers (net)	6	8	0,2	– 7	– 0,1	6	0,1
Autres produits et charges (net)	7	39	0,9	9	0,2	– 139	– 1,7
Résultat courant des sociétés intégrées		516	12	705	10,2	290	3,4
Impôts	8	– 199	– 4,6	– 238	– 3,4	– 104	– 1,2
Résultat net des sociétés intégrées avant amortissement des écarts d'acquisition		317	7,4	467	6,7	186	2,2
Résultat des sociétés mises en équivalence		– 1		– 7	– 0,1	– 3	0,00
Intérêts minoritaires		– 22	– 0,5	– 7	– 0,1		
Résultat net (part du groupe) avant amortissement des écarts d'acquisition		294	6,8	453	6,5	183	2,2
Amortissement des écarts d'acquisition	9	– 28	– 0,6	– 22	– 0,3	– 31	– 0,4
Résultat net (part du groupe)		266	6,2	431	6,2	152	1,8

(1) La comparabilité de la répartiton entre les coûts des services rendus et les frais commerciaux, généraux et administratifs est affectée de manière significative, au cours de l'exercice 2000, par l'intégration des activités conseil d'Ernst & Young.

	Notes	1999	2000	2001
Nombre moyen d'actions....		73 178 100	103 875 903	124 799 003
Nombre moyen potentiellement dilutif d'options de souscription d'actions.....		4 083 641	4 044 875	2 715 671
Nombre moyen d'actions retraité		77 261 741	107 920 778	127 514 674
Nombre d'actions au 31 décembre..............		77 945 108	124 305 544	125 244 256
Résultat net (part du groupe)..	1.p	266	431	152
Résultat net par action (en euros) (1)	1.p	3,63	4,15	1,22
Résultat net dilué par action (en euros) (2)	1.p	3,44	3,99	1,20
Résultat net par action (en euros) (3)	1.p	3,41	3,47	1,22

(1) Résultat net (part du groupe) rapporté au nombre moyen d'actions.
(2) Résultat net (part du groupe) rapporté au nombre moyen d'actions retraité.
(3) Résultat net (part du groupe) rapporté au nombre d'actions au 31 décembre.

Le résultat net du groupe après amortissement des écarts d'acquisition mais avant intérêts minoritaires ressort à 152 millions d'euros pour 2001, soit 1,8 % du chiffre d'affaires contre respectivement 438 millions d'euros et 6,3 % en 2000, et 288 millions d'euros et 6,7 % en 1999.

III. — Tableau des flux de trésorerie consolidés pour les exercices clos les 31 décembre 1999, 2000 et 2001.

(En millions d'euros.)

	1999	2000	2001
Flux d'exploitation :			
Résultat net (part du groupe)	266	431	152
Intérêts minoriatires	22	7	
Résultat net des sociétés intégrées	288	438	152
Elimination des charges et produits sans incidence sur la trésorerie ou non liés à l'activité :			
Amortissements.......	114	145	217
Provisions	– 9	12	44
Variation des impôts différés...........	– 16	33	– 62
Plus-value de dilution Cisco Systems......		– 134	
Plus-values sur cession d'immobilisations ...	– 45	36	– 57
Autres éléments.......	– 8		4
Marge brute d'autofinancement des sociétés intégrées (I).............	324	530	298
Dividendes reçus des sociétés mises en équivalence (II)	1	7	
Variation des créances d'exploitation (net) (A)................	122	1 169	– 82
Variation des dettes d'exploitations (net) (B) ...	– 2	499	– 196
Variation des créances et dettes diverses (C)	21	313	165
Variation du besoin en fonds de roulement (III = A – B – C).........	103	357	– 51
Flux de trésorerie d'exploitation (IV = I + II – III)...............	222	180	349
Flux d'investissements :			
Acquisitions d'immobilisations corporelles et incorporelles...........	144	169	295
Produits de cessions d'immobilisations corporelles et incorporelles	– 24	– 22	– 132
	120	147	163
Acquisitions d'immobilisations financières.....	19	45	267
Produits de cession d'immobilisations financières	– 77	– 25	– 14
	– 58	20	253
Incidence des variations de périmètre	199	(*) 482	– 22
Flux net de trésorerie lié aux opérations diverses (V)................	261	649	394
Flux de capitaux :			
Augmentations de capital en numéraire (dont exercice de stock-options)..	38	(**) 730	30
Minoriatires sur augmentations de capital des filiales	12	(**) 170	
Dividendes versés aux actionnaires de la société mère...............	– 58	– 78	– 149
Dividendes versés aux minoritaires des sociétés intégrées	– 28	– 2	– 4
Emission/remboursement d'emprunts..........	– 194	– 92	22
Flux net de trésorerie lié aux opérations de financements (VI)	– 230	728	– 101
Variation de trésorerie (IV – V + VI)..............	– 269	259	– 146
Trésorerie d'ouverture	1 002	749	1 003
Trésorerie de clôture.......	749	1 003	875
Incident des variations des cours des devises	16	– 5	18
Variation de trésorerie	– 269	259	– 146

(*) Correspond principalement au paiement en numéraire effectué pour l'acquisition des activités conseil Ernst & Young augmenté des frais payés relatifs à cette opération.

(**) Durant l'exercice 2000, Cisco systems a investi 698 millions d'euros nets des frais relatifs à l'opération dans le capital de Cap Gemini S.A. et 170 millions d'euros nets des frais relatifs à l'opération dans le capital de Cap Gemini Télécom S.A. voir note 2.b.

IV. — Tableau de varaiation des capitaux propres consolidés pour clos les 31 décembre 1999, 2000, 2001.

(En millions d'euros.)

	Nombre d'actions	Capital social	Primes d'émission et d'apport	Actions propres (1)	Réserves	Capitaux propres du groupe
Au 1er janvier 1999....................................	69 130 658	422	1 242		408	2 072
Augmentations de capital :						
Par la conversion en euro du capital social et l'élévation de la valeur nominale de l'action à 8 euros..................		131	– 131			
Par levée d'options	1 510 449	12	26			38
Par l'offre publique d'échange sur les intérêts minoritaires de Cap Gemini NV (voir note 2.b)	7 304 001	59	944			1 003
Dividendes distribués au titre de 1998					– 58	– 58
Ecart d'acquisition lié à l'offre pulbique d'échange sur les intérêts minoriatires de Cap Gemini NV			– 855			– 855
Ecart de conversion					145	145
Résultat net (part du groupe)................................					266	266
Au 31 décembre 1999	77 945 108	624	1 226		761	2 611
Augmentations de capital par levée d'options	1 025 565	8	24			32
Apport des activités conseil d'Ernst & Young :						
Augmentation de capital par l'émission d'actions pour rémunérer l'apport	42 737 107	342	9 060			9 402

	Nombre d'actions	Capital social	Primes d'émission et d'apport	Actions propres (1)	Réserves	Capitaux propres du groupe
Coût directement imputable à l'acquisition, net d'impôts, déduits de la prime d'émisssion			– 148			– 148
Actif d'impôt lié à l'acquisition des activtés d'Ernst & Young (2)			698			698
Ecart entre prix d'acquisition et valeur nette comptable des actifs apportés			– 9 497			– 9 497
Elimination de 192 538 actions propres détenues au 31 décembre 2000			33	– 33		
Augmentation de capital par l'émission d'actions pour la prise de participation de Cisco Systems nets des coûts liés à l'acquisition	2 597 764	21	677			698
Dividendes distribués au titre de 1999					– 78	– 78
Ecart de conversion					– 1	– 1
Résultat net (part du groupe)					431	431
Au 31 décembre 2000	124 305 544	995	2 073	– 33	1 113	4 148
Augmentations de capital par levée d'options	1 147 082	9	21			30
Apport des activtés conseil d'Ernst & Young (3)			47			47
Dividendes distribués au titre de 2000					– 149	– 149
Elimination de 39 486 actions propres retournées en 2001			5	– 5		
Annulation de 208 370 actions dans le capital social de Cap Gemini S.A. (4)	– 208 370	– 2	– 34	36		
Précompte sur exercice 2000					– 15	– 15
Ecart de conversion					90	90
Résultat net (part du groupe)					152	152
Au 31 décembre 2001	125 244 256	1 002	2 112	– 2	1 191	4 303

(1) Voir note 1.g.
(2) BVoir note 19.
(3) La variation de la prime d'émission de 47 millions d'euros provient de la reprise de provisions excédentaires constatées dans le bilan d'ouverture l'Ernst & Young au 23 mai 2000 ainsi qu'à une correction de la situation nette d'ouverture d'Ernts & Young au 23 mai 2000.
(4) Soit les 192 538 actions Cap Gemini S.A. restituées au 31 décembre 2000 par d'ex-associés d'Ernst & Young auxquels il convient d'ajouter 15 832 actions reçues le 1er janvier et le 31 mars 2001.

V. — Annexe aux comptes consolidés.

Les comptes consolidés au 31 décembre 2000 étaient composés d'une année complète d'activité du groupe Cap Gemini et à 7,3 mois (du 23 mai 2000 au 31 décembre 2000) des activités de conseil d'Ernst & Young apportées au groupe Cap Gemini le 23 mai 2000. Les comptes consolidés au 31 décembre 2001 sont composés d'une année d'activité complète du groupe Cap Gemini Ernst & Young.

Afin de faciliter la comparaison des informations financières, un compte de résultat pro forma de l'exercice 2000 du nouveau groupe est présenté dans la note 3.2 ci-après.

1. – Principes comptables.

Les comptes consolidés ont été établis en conformité avec les principes et normes comptables français et notamment avec le règlement nº 99-02 du Comité de la réglementation comptable homologué le 22 juin 1999.

Le Comité de la réglementation comptable a émis le règlement nº 2000-06 relatif aux passifs le 7 décembre 2000. Le groupe appliquera ce règlement sans anticipation, à compter du 1er janvier 2002.

Les principes comptables appliqués par le groupe sont principalement les suivants :

a) Méthodes de consolidation :

— Les états financiers des sociétés dans lesquelles Cap Gemini exerce directement ou indirectement un contrôle exclusif sont consolidés suivant la méthode de l'intégration globale. Les principes comptables des filiales sont modifiées afin d'assurer une homogénéité avec les méthodes du groupe. Une présentation distincte est faite des intérêts minoritaires qui sont analysés en note 14.c. Pour traduire dans les comptes consolidés l'apport des activités conseil d'Ernst & Young au groupe Cap Gemini le 23 mai 2000, la méthode dérogatoire prévue par l'article 215 du règlement 99-02 du Comité de la réglementation comptable relative aux comptes consolidés a été appliquée.

— Les états financiers des sociétés dans lesquelles Cap Gemini exerce directement ou indirectement un contrôle conjoint avec un nombre limité d'autres actionnaires sont consolidés selon la méthode de l'intégration proportionnelle. Selon cette méthode, le groupe inclut sa quote-part dans les produits et charges, actifs et passifs de l'entreprise sous contrôle conjoint dans les lignes appropriées de ses états financiers. Des informations complémentaires sur les entreprises sous contrôle conjoint sont fournies dans la note 24.

— Les sociétés sur la gestion desquelles Cap Gemini exerce une influence notable sans toutefois exercer un contrôle exclusif ou conjoint sont mises en équivalence. La comptabilisation par mise en équivalence implique la constatation dans le compte de résultat de la quote-part de résultat de l'année de l'entreprise associée. La participation du groupe dans l'entreprise associée est comptabilisée au bilan pour un montant reflétant la part du groupe dans l'actif net de l'entreprises associée.

Quelques participations (principalement dans des sociétés n'ayant pas d'activité) répondant aux critères ci-dessus ne sont pas consolidées parce que l'impact global de ces participations est négligeable sur les comptes consolidés.

Le périmètre de consolidation est donné en note 26.

Les autres participations figurent au bilan consolidé pour leur valeur d'acquisition ou leur valeur d'utilité pour l'entreprise.

Toutes les sociétés consolidées par le groupe ont clôturé leurs comptes au 31 décembre 2001.

Toutes les transactions entre les sociétés consolidées sont éliminées.

b) Utilisation d'estimations. — La préparation des états financiers nécessite l'utilisation d'estimations et d'hypothèses qui pourraient avoir un impact sur les montants d'actif et de passif à la clôture ainsi que sur les éléments de résultat de la période. Ces estimations tiennent compte de données économiques susceptibles de variations dans le temps et comportent un minimum d'aléas.

c) Conversion des états financiers en euros. — Les comptes au 31 décembre 1999, 2000 et 2001 ont été établis en euros.

L'ensemble des postes de bilan exprimés en devises est converti en euros aux taux en vigueur à la date de clôture de l'exercice, à l'exception de la situation nette qui est conservée à sa valeur historique. Les comptes de résultats exprimés en devises sont convertis aux taux moyens annuels, appliqués à l'ensemble des transactions. Les différences de conversion résultant de l'application de ces différents taux sur le résultat net ne sont pas incluses dans le résultat de la période mais affectées directement en réserve de conversion.

Les différences de change ayant trait à des éléments monétaires faisant partie intégrante de l'investissement net dans des filiales étrangères sont inscrites en réserve de conversion pour leur montant net d'impôt.

Les principaux taux utilisés ont pour contre-valeur en euros :

	Taux moyens			Taux au 31 décembre		
	1999	2000	2001	1999	2000	2001
Franc français	0,15245	0,15245	0,15245	0,15245	0,15245	0,15245
Dollar US	0,93851	1,08518	1,11735	0,99542	1,07469	1,13469
Dollar canadien	0,63220	0,73030	0,72180	0,68460	0,71610	0,71040
Livre sterling	1,51849	1,64133	1,60836	1,60849	1,60231	1,64339
Deutsche Mark	0,51129	0,51129	0,51129	0,51129	0,51129	0,51129
Florin	0,45378	0,45378	0,45378	0,45378	0,45378	0,45378
Couronne suédoise	0,11355	0,11843	0,10812	0,11679	0,11323	0,10751
Dollar australien	0,60520	0,62940	0,57783	0,64842	0,59630	0,57870
Dollar singapourien	0,55390	0,62900	0,62351	0,59740	0,62010	0,61327

d) Immobilisations incorporelles :

— Parts de marché : Lorsque l'acquisition de sociétés permet au groupe d'obtenir des positions significatives sur des marchés déterminés, il est procédé à une affectation aux parts de marché de l'écart de première consolidation.

Ces parts de marché sont valorisées à la date d'acquisition par rapport à des données économiques faisant référence à des indicateurs d'activité et de rentabilité.

Compte tenu de leur nature, les parts de marché ne sont pas amorties. En revanche, à la clôture de chaque exercice, elles sont évaluées selon les mêmes critères que ceux retenus à la date d'acquisition. En cas de diminution de cette valeur une dépréciation serait constatée.

— Ecarts d'acquisition : Les écarts d'acquisition représentent la différence entre le prix d'acquisition des sociétés consolidées ou mises en équivalence et la part du groupe dans leur actif net à la date des prises de participation,

après affectation du prix d'achat à des éléments d'actif corporel ou incorporel dûment identifiés, en particulier à des parts de marché. Ces écarts d'acquisition sont amortis sur une durée maximale de 40 ans. Faisant usage de la possibilité offerte par les dispositions comptables françaises en vigueur à la date de l'opération (article 248-3 du décret sur les sociétés commerciales du 17 février 1986) et tel que précisé par la Commission des opérations de bourse, l'écart d'acquisition dégagé lors du rachat par offre publique d'échange de 37,5 % du capital de Cap Gemini NV en juillet et août 1999 n'a pas été amorti mais a été imputé sur la prime démission créée lors de l'augmentation de capital correspondante.

Pour traduire dans les comptes consolidés l'apport des activités conseil d'Ernst & Young au groupe Cap Gemini le 23 mai 2000, la méthode dérogatoire prévue par l'article 215 du règlement 99-02 du Comité de la réglementation comptable relative aux comptes consolidés a été appliquée, de ce fait aucun écart d'acquisition ne figure à l'actif du bilan consolidé au titre de cette opération.

— Logiciels : Les logiciels et droits d'usage acquis en pleine propriété ainsi que les logiciels développés pour un usage interne et dont l'influence sur les résultats futurs revêt un caractère bénéfique, durable et mesurable, sont immobilisés et font l'objet d'un amortissement sur une durée allant de 3 à 5 ans. A la clôture de chaque exercice, la valeur des logiciels et droits d'usage est comparée à la valeur d'utilité pour le groupe.

e) Immobilisations corporelles. — Les immobilisations corporelles figurent au bilan à leur coût d'acquisition. L'amortissement est calculé suivant la méthode linéaire fondée sur la durée d'utilisation estimée des différentes catégories d'immobilisations.

Les durées d'amortissement généralement retenues sont les suivantes :

Constructions	20 à 40 ans
Agencements et installations	10 ans
Matériel informatique	3 à 5 ans
Mobilier et matériel de bureau	5 à 10 ans
Matériel de transport	5 ans
Matériels divers	5 ans

f) Titres de sociétés non consolidées. — Le groupe détient des participations dans des sociétés sans exercer d'influence notable ou de contrôle. Ces prises de participations correspondent notamment à des investissements à long terme dans le cadre d'alliance avec les sociétés concernées. Les titres sont comptabilisés au bilan pour leur prix d'acquisition et dans le cas où leur juste valeur d'utilité est inférieure à leur prix d'acquisition une dépréciation est constatée.

g) Actions propres. — Les titres de Cap Gemini S.A. détenus par elle-même sont portés en diminution des capitaux propres consolidés.

h) Impôts différés. — Les impôts différés sont constatés dans le compte de résultat et au bilan pour tenir compte du décalage entre les valeurs comptables et les valeurs fiscales de certains actifs et passifs. Le traitement de l'impôt différé lié à l'apport des activités conseil d'Ernst & Young est donné en note 19.

En application de la méthode du report variable, les impôts différés sont évalués en tenant compte de l'évolution connue du taux d'impôt à la date de clôture. L'effet des éventuelles variations du taux d'imposition sur les impôts différés constatés antérieurement est enregistré en compte de résultat au cours de l'exercice où ces changements de taux deviennent effectifs.

Les pertes fiscales reportables font l'objet de la reconnaissance d'un impôt différé à l'actif du bilan. Cet impôt différé actif – le cas échéant, diminué des impôts différés passifs – est provisionné chaque fois que ces pertes reportables ne semblent pas récupérables. Par ailleurs, les actifs et passifs d'impôt différé sont actualisés lorsque les effets de l'actualisation sont significatifs et qu'un échéancier fiable de reversement a pu être établi.

i) Crédit-bail. — Certaines immobilisations font l'objet de contrats de loyers aux termes desquels le groupe assume les avantages et les risques liés à la propriété. Dans ce cas, il est procédé à un retraitement afin de reconnaître à l'actif la valeur du bien loué et au passif la dette financière correspondante. L'immobilisation est amortie sur sa durée de vie économique pour le groupe. La dette est amortie sur la durée du contrat de crédit-bail.

j) Méthode de comptabilisation des produits d'exploitation et des résultats sur contrats :

— Les produits d'exploitation et les résultats sur l'ensemble des contrats au forfait s'échelonnant sur plusieurs exercices, qu'il s'agisse de contrats correspondant à la réalisation de prestations intellectuelles ou de systèmes intégrés, sont constatés selon la méthode du pourcentage d'avancement des travaux. Les prestations relatives à ces contrats figurent au bilan en créances clients ou en comptes rattachés, selon qu'elles ont été facturées ou non. Par ailleurs, si le prix de revient prévisionnel d'un contrat est supérieur au chiffre d'affaires contractuel, une provision pour perte terminaison à hauteur de la différence est constatée lors de la clôture des comptes ;

— Les produits d'exploitation et les résultats sur les travaux en régie sont pris en compte au fur et à mesure de la réalisation de ces travaux ;

— Le poste « Créances d'exploitation (net) » correspond principalement au solde net des « clients et comptes rattachés » diminué des « avances et acomptes reçus des clients ».

k) Valeurs mobilières de placement. — Les valeurs mobilières de placement figurent au bilan pour leur valeur d'acquisition ou leur valeur d'inventaire si celle-ci est inférieure. Dans le cas de titres cotés, cette valeur d'inventaire est calculée sur la base des cours de bourse à la date de clôture de l'exercice.

l) Prestations de retraite. — Selon les pays où le groupe est implanté et en fonction des réglementations en vigueur en matière de prestations de retraite, il a été mis en place des régimes de retraite à prestations définies ou à cotisations définies.

Pour les régimes à prestations définies, les coûts des prestations de retraite sont évalués à la valeur actuelle des paiements futurs estimés en retenant des paramètres internes revus régulièrement et le taux des obligations d'Etat ou en faisant appel à des organismes externes d'actuariat (note 16).

En ce qui concerne les régimes à cotisations définies, ceux-ci font l'objet de versements par les employés et par les sociétés du groupe auprès d'organismes habilité à gérer de tels fonds de retraite.

m) Risques de crédit. — Les actifs à court et moyen termes qui pourraient par nature exposer le groupe à une éventuelle concentration du risque de crédit correspondent aux placements financiers à court terme et aux comptes clients. Les placements financiers à court terme sont essentiellement composés de valeurs mobilières de placement. Le groupe a effectué ces placements auprès d'institutions financières renommées, ne constituant pas un risque significatif. Le groupe détient par ailleurs des créances sur ses clients ; les clients du groupe ne sont concentrés sur aucune zone géographique ou aucun secteur d'activité particulier.

Les activités des clients du groupe peuvent être affectées par leur environnement économique et les créances correspondantes impactées. Le groupe estime qu'aucun de ses clients, des secteurs d'activité ou des zones géographiques où il opère ne présente un risque significatif d'irrécouvrabilité.

n) Instruments financiers. — Des instruments financiers sont utilisés en couverture de certains risques liés à l'activité du groupe. Ces opérations sont toujours basées sur des actifs ou passifs existants et/ou des transactions opérationnelles ou financières.

Le groupe réalisant ces opérations en concluant des contrats de couverture avec des établissements financiers de premier plan, le risque de contrepartie est considéré comme négligeable. Toutes les positions de change et de taux d'intérêt sont prises au moyen d'instruments cotés sur des marchés organisés ou de gré à gré qui présentent des risques de contrepartie minimum. Les résultats dégagés sur les instruments financiers constituant des opérations de couverture sont comptabilisés de manière symétrique aux résultats sur les éléments couverts.

La juste valeur des instruments financiers est estimée sur la base des cours de marchés ou de valeurs données par les banques.

o) Compte de résultat :

Le compte de résultat consolidé adopte une présentation par destination dont les caractéristiques sont les suivantes :

— Les charges d'exploitation sont ventilées entre :
- coûts des services rendus ;
- frais commerciaux, généraux et administratifs.

Les principales charges d'exploitation correspondent aux postes « Salaires et charges sociales » et « Frais de déplacement » (note 5).

— le résultat financier comprend uniquement les charges et produits financiers liés à l'endettement et aux placements réalisés par le groupe.

— Les autres produits et charges comprennent principalement :
- les écarts de change ;
- les plus ou moins-values de cession d'actifs ;
- les provisions pour dépréciation et les dividendes reçus de sociétés non consolidées ;
- les dotations et reprises de provision pour actualisation des actifs à long terme ;
- les charges liées à des opérations non récurrentes (restructuration, intégration de nouvelles activités, etc...).

p) Résultat par action :

L'information présentée est calculée selon les trois méthodes suivantes :

— Résultat net par action : le bénéfice net (part du groupe) est rapporté au nombre moyen d'actions en circulation pendant l'exercice après déduction des actions propres au 31 décembre 2001 ;

— Résultat net dilué par action : le bénéfice net (part du groupe), est rapporté au nombre moyen d'action en circulation pendant l'exercice après déduction des actions propres, augmenté du nombre d'actions dilutives potentielles relatives aux options de souscription d'actions (note 14.b) calculé sur la base d'une juste valeur établie à partir du cours moyen annuel de l'action. Le nombre d'actions dilutives potentielles ne prend en compte que les options de souscription dont la valeur fait qu'elles sont susceptibles d'être levées ;

— Résultat net par action au 31 décembre : le bénéfice net (part du groupe) est rapporté au nombre d'actions en circulation au 31 décembre 2001 (y compris les actions propres au 31 décembre 2001).

q) Endettement net – Trésorerie. — L'endettement net comprend les dettes financières à long terme et à court terme diminuées de la trésorerie.

La trésorerie comprend les créances financières, les placements à court terme et le disponible en banque diminués des découverts bancaires.

r) Tableau des flux de trésorerie consolidés. — Le tableau des flux de trésorerie consolidés analyse les flux d'exploitation, d'investissements et de capitaux.

s) Information géographique. — Le groupe est implanté principalement en Europe, en Amérique du Nord et dans la zone Asie-Pacifique ; le groupe a pour activité le conseil en management et les services informatiques, allant de la conception à la gestion des systèmes (infogérance) en passant par l'intégration de systèmes.

Pour ses besoins de gestion le groupe suit son activité selon trois axes : la géographie, le secteur d'activité et la ligne de service. Seules les entités géographiques constituent des centres de profit pour lesquels il existe une mesure complète de la performance. La ventilation des [...] tion, du résultat d'exploitation de l[...]

2. – Evolution du périmètre de consolidation en 1999, 2000 et 2001.

a) Exercice 1999. — Les principaux mouvements de périmètre survenus en 1999 sont les suivants :

— Aux Etats-Unis : l'acquisition de la société Beechwood, société spécialisée dans les services informatiques aux opérateurs de télécommunications. Cette société a été, dès son acquisition en avril 1999, fusionnée avec la société Cap Gemini America. Son chiffre d'affaires 1998 était de 56 millions de dollars ;

— Au Bénélux : Cap Gemini S.A. a clos le 31 août 1999 une offre publique d'échange faite aux actionnaires minoritaires de sa filiale Cap Gemini NV permettant à la maison mère de porter sa participation dans le capital de sa filiale de 56,4 % à 94,2 % au 31 décembre 1999. En conséquence, il a été créé 7 304 001 actions ordinaires Cap Gemini S.A. sur la base de 4 actions pur 9 actions Cap Gemini NV, apportées à l'échange pour un montant de 1 003 millions d'euros (998 millions d'euros après imputation des frais liés à l'offre). La date d'effet de cette acquisition a été fixée rétroactivement au 1er juillet 1999. En outre, Cap Gemini NV s'est portée acquéreuse des 50 % qu'elle ne détenait pas encore dans les sociétés Twinac Software et Twinsoft Belgium ; ces deux sociétés – ainsi que la société Twinsoft UK – étaient détenues conjointement par Cap Gemini et Compaq. Enfin, le groupe a acquis au 1er mai 1999 la société Academish Computer Centre Utrecht ;

— En Grande-Bretagne : la cession des activités de formation et des 50 % détenus dans la société Twinsoft UK.

b) Exercice 2000. — Les principaux mouvements de périmètre survenus en 2000 sont les suivants :

— Les activités de conseil d'Ernst & Young ont été apportées au groupe Cap Gemini après approbation de cet apport par l'assemblée générale mixte de Cap Gemini réunie le 23 mai 2000. En rémunération de cet apport, Cap Gemini a émis 42 737 107 actions ordinaires au profit des apporteurs et leur a versé 375 millions d'euros en numéraire. En juillet et août 2000, le groupe s'est porté acquéreur des activités de conseil malaisiennes et coréennes d'Ernst & Young pour un montant total de 8 millions d'euros versés en actions par Cap Gemini S.A. et pour le solde (3 millions d'euros) en numéraire ;

— Le 31 octobre 2000, Cisco Systems, spécialiste mondial de l'équipement des réseaux internet, a pris une participation de 4,9 % dans le capital de Cap Gemini Telecom S.A., société holding de l'ensemble des activités liées aux télécommunications, aux médias et aux réseaux des entités Cap Gemini et Gemini Consulting. Cap Gemini a transféré à cette nouvelle société 4 600 consultants tandis que Cisco Systems a investi 171 millions d'euros dans la société commune et 701 millions d'euros (698 millions d'euros après imputation des frais liés à l'opération) dans le capital de Cap Gemini S.A. par le biais d'une augmentation de capital réservée ;

— Au Portugal, les 49,4 % d'intérêts minoritaires dans la société Cap Gemini Portugal ont été acquis le 30 mars 2000 ;

— En Allemagne, dans le cadre de la politique de réorganisation des activités allemandes engagée en 1999, une partie des activités de développement et de maintenance de progiciels a été cédée, pour partie en février 2000 et pour une autre partie en décembre 2000.

c) Exercice 2001. — Les principaux mouvements de périmètre survenus en 2001 sont les suivants :

— Au Benelux, le 28 avril 2001, Cap Gemini S.A. a acheté 5,6 % du capital de Cap Gemini NV pour un montant de 164 millions d'euros, pourtant ainsi sa participation dans Cap Gemini NV à 99,8 % ;

— En Allemagne, la société Synergis détenue à 51 % et intégrée globalement, a fusionné le 1er juillet avec une société tierce, Gedos. Le pourcentage de participation du groupe dans la nouvelle entité nommé IS Energie a ainsi été réduit à 25 % et la nouvelle société est intégrée proportionnellement sur le deuxième semestre 2001.

3. – Traitement de l'apport des activités conseil d'Ernst & Young et comptes pro forma.

3.1. Traitements de l'apport des l'activités conseil d'Ernst & Young. — Pour traduire dans les comptes consolidés l'apport des activités conseil d'Ernst & Young au groupe Cap Gemini, la méthode dérogatoire prévue par l'article 215 du règlement 99-02 du Comité de la réglementation comptable relative aux comptes consolidés a été appliquée.

Les accords signés stipulent qu'en cas de départ des ex-associés de l'activité conseil d'Ernst & Young, les actions Cap Gemini SA. remises dans le cadre des apports du 23 mai 2000 et non encore cédées sont restituées en tout ou partie à Cap Gemini SA., le nombre d'actions restituées étant fonction de la cause du départ et de la date de celui-ci. Le groupe a décidé d'annuler ces actions. Les actions propres non encore annulées au 31 décembre 2001 font par conséquent l'objet d'une élimination dans les capitaux propres consolidés.

3.2. Comptes pro forma. — Un compte de résultats pro forma du groupe Cap Gemini Ernst & Young pour 2000 a été établi de façon à refléter l'activité du nouveau groupe selon son périmètre au 31 décembre 2000. l'impact de l'apport des activités conseil d'Ernst & Young sur les postes du bilan et du tableau d'analyse de variation de trésorerie consolidés du groupe sont détaillés dans les notes annexes quand cet impact était significatif.

Les activités de conseil d'Ernst & Young faisant l'objet de l'apport à Cap Gemini étaient exercées soit dans le cadre de partnerships regroupant aussi les autres activités d'Ernst & Young (audit juridique et fiscal), soit dans le cadre d'entités juridiques spécifiques au conseil, ces entités n'ayant pas toutes les mêmes dates de clôture. Les états financiers d'Ernst & Young ont donc été consolidés, ajustés des effets de l'opération et retraités suivant les principes comptables de Cap Gemini.

En particulier, le compte de résultat pro forma a été ajusté pour tenir compte de la diminution des produits financiers liée au paiement en numéraire des 375 millions d'euros et des frais relatifs à l'opération comme si ces décaissements avaient été effectués au 1er janvier 2000. Le retraitement porte sur 7 millions d'euros pour la période allant du 1er janvier au 23 mai 2000.

D'autres ajustements ont été effectués et sont détaillés ci-dessous :

— Ajustement nécessaires pour refléter la rémunération des associés comme si les accords conclus entre eux et Cap Gemini avaient été appliqués dès le 1er janvier 2000. En effet, dans le cadre de sociétés en « Partnership », la rémunération des associés n'était pas prise en charge dans les comptes, le montant correspondant aux accords a donc été enregistré dans les comptes pro forma. Dans les autres cas, l'ajustement correspond à l'effet de ces accords sur la rémunération des associés ;

— Ajustement visant à refléter les produits et les charges de l'activité conseil d'Ernst & Young comme si elle avait été conduite dans l'environnement Cap Gemini dès le 1er janvier 2000. Ces ajustement sont principalement composés de la substitution aux frais alloués forfaitement par Ernst & Young à l'activité conseil des frais supportés par cette activité conformément aux accords passés entre Cap Gemini et Ernst & Young (accords sur les « services partagés ») pour 2000 ;

— Ajustement de la charge d'impôts afin de constater une charge théorique calculée au taux de chacun des pays.

(En millions d'euros)	Compte de résultat pro forma 2000		Compte de résultat consolidé 2001	
	Montants	%	Montants	%
Produits d'exploitation	8 471	100,0	8 416	100,0
Charges d'exploitation	– 7 578	– 89,5	– 7 993	– 95,0
Résultat d'exploitation	893	10,5	423	5,0
Produits/frais financiers (net)	– 17	– 0,2	6	0,1
Autres produits et charges (net)	8	0,1	– 139	– 1,7
Résultat avant impôts des société intégrées	884	10,4	290	3,4
Impôts	– 296	– 3,5	– 104	– 1,2
Résultat net des sociétés intégrées avant amortissement des écarts d'acquisition ...	588	6,9	186	2,2
Résultat des sociétés mises en équivalence	– 9	– 0,1	– 3	0,0
Intérêts minoritaires	– 9	– 0,1		
Résultat net (part de groupe) avant amortissement des écarts d'acquisition	570	6,7	183	2,2
Amortissement des écarts d'acquisition	– 23	– 0,2	– 31	– 0,4
Résultat net (part du groupe). .	547	6,5	152	1,8

Par action	Compte de résultat pro forma 2000	Compte de résultat consolidé 2001
Nombre moyen d'actions	(1) 121 683 031	124 799 003
Nombre moyen potentiellement dilutif d'options de souscription d'actions ...	4 044 875	2 715 671
Nombre moyen d'action retraité........	125 727 906	127 514 674
Résultat net (part du groupe)	547	152
Résultat net par actions (en euros) (2)...	4,50	1,22
Résultat net dilué par actions (en euros) (3)	4,35	1,20

(1) Correspond au nombre moyen d'actions tel qu'il aurait été si l'augmentation de capital pour rémunérer l'apport des activités conseil d'Ernst & Young avait été faite au 1er janvier 2000.

(2) Résultat net part du groupe rapporté au nombre moyen d'actions.

(3) Résultat net part du groupe rapporté au nombre moyen d'actions retraité.

3.3. Bilan de l'activité conseil d'Ernst & Young au 23 mai 2000. — Le bilan au 23 mai 2000 a été retraité suivant les principes comptables du groupe Cap Gemini après prise en compte des provisions liées à la séparation des activités de conseil d'Ernst & Young du reste des autres activités d'Ernst & Young (audit, juridique et fiscal) et la mise en place du nouveau groupe. Ces provisions, figurant en dettes d'exploitation, couvraient la réorganisation des locaux, la refonte de certains systèmes d'information, la restructuration de certaines activités, le changement de nom, l'interruption des contrats de service partagés avec les autres activités d'Ernst & Young (audit juridique et fiscal), et la fidélisation du personnel, sous déduction de la quote-part de ces coûts prise en charge par Ernst & Young LLP. Ce montant net d'impôts s'élevait à 192 millions d'euros.

Au 31 décembre 2001 la quasi totalité de ces provisions a été reprise suite à leur utilisation durant la période, 21 millions d'euros de provisions excédentaires ont été reprises par la situation nette et 22 millions d'euros de provisions (nettes d'impôts) sont maintenues dans le bilan au 31 décembre 2001 et seront utilisées en 2002.

4. – Produits d'exploitation.

La ventilation des produits d'exploitation par zone géographique est la suivante :

(en millions d'euros)	1999		2000		2001	
	Montants	%	Montants	%	Montants	%
Amérique du Nord	547	13	1 966	28	2 848	34
Grande Bretagne et Irlande	974	23	1 237	18	1 414	17
Pays Nordiques	482	11	553	8	577	7
Benelux	775	18	952	14	1 036	12
Allemagne et Europe Centrale	147	3	425	6	519	6
France	1 128	26	1 264	18	1 367	16
Europe du sud	177	4	358	5	439	5
Asie-Pacifique	80	2	176	3	216	3
Total	4 310	100	6 931	100	8 416	100

5. – Charges d'exploitation.

Les postes « Salaires et charges sociales » et « Frais de déplacement » constituent les postes les plus importants des charges d'exploitation.

(En millions d'euros)	1999	2000	2001
Salaires et charges sociales	2 581	4 001	4 941
Frais de déplacement	253	369	596
Total	2 834	4 370	5 537
En % du total des charges d'exploitation	74 %	70 %	69 %
En % du total des produits d'exploitation	66 %	63 %	66 %

A noter que, s'agissant de l'effectif auquel se rapportent ces charges, l'exercice 2001 s'est traduit par une diminution nette de 1 789 collaborateurs. Ce solde net entre les entrées et les sorties était de 19 923 collaborateurs supplémentaires en 2000 (y compris les collaborateurs des activités d'Ernst & Young intégrés le 23 mai 2000) et de 1 285 collaborateurs supplémentaires en 1999.

6. – Produits et frais financiers (net).

L'analyse des produits financiers (net) est la suivante :

(En millions d'euros)	1999	2000	2001
Revenus des placements à court terme	27	19	31
Intérêts financiers sur emprunts	– 21	– 28	– 26
Autres résultats financiers	2	2	1
Total	8	– 7	6

7. – Autres produits et charges (net).

Les autres produits et charges se ventilent comme suit :

(En millions d'euros)	1999	2000	2001
coûts de restructuration	– 14	– 48	– 181
Coûts d'intégration		– 55	
Plus-value de dilution Cisco Systems		134	
Plus et moins-value sur cession de titres et d'activités	43	– 10	37
Plus et moins-value sur cessions d'actifs corporels	2	– 1	20
Reprise de provisions pour actualisation des actifs à long terme			20
Provisions pour dépréciation de titres			– 18
Profits et pertes de change (net)	6	– 5	– 2
Autres produits et charges (net)	2	– 6	– 15
Total	39	9	– 139

Les coûts de restructuration correspondent principalement :

— En 1999 à la réorganisation des activités de développement de progiciels en Allemagne (– 3 millions d'euros) et à l'intégration des activités de conseil en management et de services informatiques aux Etats-Unis (– 8 millions d'euros).

En 2000 :

— A la réorganisation des activités de développement et de maintenance de progiciels en Allemagne commencée en 1999 (– 32 millions d'euros) ;

— A 16 millions d'euros de coûts de restructuration enregistrés au premier semestre.

— En 2001 à la réduction d'effectifs portant sur un total d'environ 5 400 personnes principalement aux Etats-Unis, en Grande-Bretagne, dans les pays nordiques et dans l'ensemble des activités Télécom du groupe.

Les coûts d'intégration 2000 correspondaient aux coûts (non provisionnés dans le bilan d'Ernst & Young au 23 mai 2000) liés à l'intégration des activités conseil d'Ernst & Young et à la mise en place du nouveau groupe.

Les plus et moins-value sur cessions de titres et d'activités correspondent principalement :

— En 1999 à la cession des activités de formation en Grande-Bretagne pour 37 millions d'euros ;

— En 2000 à la moins-value de cession sur les titres Hagler Bailly pour – 13 millions d'euros ;

— En 2001 à la plus-value de cession de nos activités de « business process outsourcing » au Royaume-Uni pour 32 millions d'euros.

Les plus-value de cessions d'actifs corporels en 2001 correspondent à la cession du contrat crédit-bail que Cap Gemini Ernst & Young France détenait sur l'immeuble d'Issy-Les-Moulineaux pour 21 millions d'euros. Cet immeuble fait désormais l'objet d'un contrat de location simple au prix de marché.

La reprise de provision des actualisations des actifs à long terme est relative à l'impôt différé provenant de l'apport des activités conseil d'Ernst & Young en Amérique du Nord (voir note 19).

8. – Impôts.

La charge d'impôts s'analyse comme suit :

(En millions d'euros)	1999	2000	2001
Impôts courants	– 215	– 205	– 166
Impôts différés	16	– 33	62
Total	– 199	– 238	– 104

Taux d'effectif d'impôt. — En 2001, le taux effectif moyen d'impôt sur les résultats ressort à 35,9 % contre 33,8 % en 2000 et 38,7 % en 1999.

Cap Gemini exerce ses activités dans des pays à fiscalités différentes. En conséquence, le taux effectif d'impôt varie d'année en année selon la provenance des résultats. Le rapprochement entre le taux d'imposition applicable en France et le taux effectif d'impôt est le suivant :

(En pourcentage)	1999	2000	2001
Taux d'imposition en France	40,0	37,8	36,4
Eléments de rapprochement avec le taux effectif (en pourcentage) :			
Résultats imputés sur déficits reportables	– 0.2	– 0,4	
Impôts différés nets sur déficits reportables	2.0	– 0.2	
Différence de taux d'imposition entre pays	– 4,7	0.7	2,8
Effet lié à l'apport des activités conseil d'Ernst & Young			– 4,1
Non taxation de la plus-value de dilution Cisco		– 7,2	
Différences permanentes et autres éléments	1.6	3,1	0,8
Taux effectif d'impôt	38,7	33.8	35,9

Hors impact de la non taxation de la plus-value Cisco, le taux effectif d'impôt du groupe en 2000 a augmenté de 2,3 points par rapport à 1999, ce qui est principalement dû à une réduction du résultat en Grande-Bretagne (taux d'impôt de 31 %) et une plus forte implatation en Allemagne (taux d'impôt supérieur à 40 %).

En 2001, le taux effectif du groupe s'éleve à 35,9 %, soit une baisse de 5,1 points par rapport à 2000 (hors effet de la non taxation de la plus-value Cisco). Cette variation provient principalement :

— De la mise à jour au 31 décembre 2001 des hypothèses retenues lors de la reconnaissance, au 31 décembre 2000, de l'actif d'impôt différé lié à l'apport des activités de conseil d'Ernst & Young en Amérique du Nord (voir note 19), cette mise à jour conduit à la constatation d'un produit de 12 millions d'euros ;

— Du moindre impact des différences permanentes et autres éléments qui comprennent en 2001 :

- des impôts sur les société qui ne sont pas assis sur le résultat fiscal de ces sociétés aux Etats-Unis 'impôts fédéraux) et en Italie ;
- de la non taxation du produit financier lié à l'actualisation de l'actif d'impôt différé relatif à l'apport des activités conseil Nord américaines d'Ernst & Young ;
- des différences permanentes, notamment aux Etats-Unis, en Allemagne et en Grande-Bretagne ;
- une charge d'impôt exceptionnelle sur la plus-value de cession des activités de « business process outsourcing » au Royaume-Uni dont le taux effectif ressort à 47 % à comparer à un taux théorique de 30 % au Royaume-Uni.

En 2001, l'impact de la baisse du taux d'imposition en France s'élève à 2 millions d'euros (contre 1 million d'euros en 2000). En 1999, l'impact de la

majoration de ce même taux s'élevait à – 3 millions d'euros. Durant les exercices 1999, 2000 et 2001, plusieurs filiales ont fait l'objet de contrôles fiscaux et plusieurs des redressements notifiés ont été contestés par les sociétés.

9. – Immobilisations incorporelles.

Les variations des immobilisations incorporelles par nature sont :

(En millions d'euros)	Parts de marché	Ecarts d'acquisition	Autres actifs incorporels	Total
Valeur brute :				
Au 1er janvier 1999	598	862	80	1 540
Ecarts de conversion	66	56	7	129
Acquisitions		2	44	46
Cessions		– 11	– 16	– 27
Variations de périmètre	172	35	2	209
Au 31 décembre 1999	836	944	117	1 897
Ecarts de conversion	11	21		32
Acquisitions		10	35	45
Cessions		– 39	– 16	– 55
Variations de périmètre	– 7	49	39	81
Au 31 décembre 2000	840	985	175	2 000
Ecarts de conversion	18	18	2	38
Acquisitions		153	43	196
Cessions			– 4	– 4
Variations de périmètre		35	11	46
Au 31 décembre 2001	858	1 191	227	2 276
Amortissements :				
Au 1er janvier 1999		– 210	– 49	– 259
Ecarts de conversion		– 15	– 3	– 18
Dotations		– 28	– 17	– 45
Reprises		4	13	17
Variations de périmètre		– 1	– 2	– 3
Au 31 décembre 1999		– 250	– 58	– 308
Ecarts de conversion		– 7		– 7
Dotations		– 22	– 20	– 42
Reprises		9	11	20
Variations de périmètre		– 6	– 11	– 17
Au 31 décembre 2000		– 276	– 78	– 354
Ecarts de conversion		– 6	– 1	– 7
Dotations		– 31	– 40	– 71
Reprises			4	4
Variations de périmètre			– 18	– 18
Au 31 décembre 2001		– 313	– 133	– 446
Valeur nette :				
Au 1er janvier 1999	598	652	31	1 281
Au 31 décembre 1999	836	694	59	1 589
Au 31 décembre 2000	840	709	97	1 646
Au 31 décembre 2001	858	878	94	1 830

Les parts de marché valorisées selon la méthode exposée en note 1.d) correspondent à une affectation de l'écart de première consolidation dégagé lors des acquisitions des sociétés Hoskyns en Grande-Bretagne (419 millions d'euros), Volmac aux Pays-Bas (176 millions d'euros), Programator en Suède (63 millions d'euros) et Beechwood aux Etats-Unis (200 millions d'euros). La variation de périmètre des parts de marché en 2000 correspond à une correction de la part de marché Beechwood.

— En 1999, la variation de la valeur nette des écarts d'acquisition provenait principalement :

– de la consolidation par intégration globale des sociétés Beechwood, Twinac Software, Twinsoft Belgium et Academish Computer Centre Utrecht pour un total de 24 millions d'euros,

– du rachat de minoritaires de Cap Gemini NV après la clôture de l'offre publique d'échange (8 millions d'euros),

– de la cession des activités de formation en Grande-Bretagne (– 8 millions d'euros),

– de la charge d'amortissement de l'exercice (– 28 millions d'euros),

– de l'écart de conversion sur les écarts d'acquisition libellés en devise étrangère (41 millions d'euros) ;

— En 2000, la variation de la valeur nette des écarts d'acquisition provenait principalement :

– des entités conseil d'Ernst & Young qui détenaient des écarts d'acquisition sur certaines de leurs filiales (45 millions d'euros),

– de la cession d'une partie des activités de développement de maintenance de progiciels en Allemagne (– 28 millions d'euros),

– des écarts d'acquisition reconnus sur des acquisitions de filiales lors de l'exercice (10 millions d'euros),

– de la charge d'amortissement de l'exercice (– 22 millions d'euros),

– de l'écart de conversion sur les écarts d'acquisition libellés en devise étrangère (14 millions d'euros) ;

— En 2001, la variation de la valeur nette des écarts d'acquisition provient principalement :

– de l'écart d'acquisition de 139 millions d'euros provenant du rachat de 5,6 % des intérêts minoritaires de Cap Gemini NV,

– des écarts d'acquisition générés par les acquisitions d'Hochtief Software en Allemagne (19 millions d'euros), de Cap Gemini Ernst & Young Travel & Logistics en Suède (13 millions d'euros) et des 50 % de OneSystem Group aux Etats-Unis non encore possédés par le groupe (10 millions d'euros),

– de la charge d'amortissement de l'exercice (– 31 millions d'euros),

– de l'écart de conversion sur les écarts d'acquisition libellés en devise étrangère (12 millions d'euros).

L'écart d'acquisition enregistré en moins des capitaux propres lors du rachat par offre publique d'échange de 37,5 % du capital de la Société Cap Gemini NV sur les mois de juillet et août 1999 s'élève à 855 millions d'euros. Si cet écart avait été amorti, l'annuité d'amortissement pour l'exercice 2001 aurait été de 21 millions d'euros et la valeur nette au 31 décembre 2001 de 802 millions d'euros. Les autres actifs incorporels comprennent essentiellement des logiciels et autres droits d'usage acquis.

10. – Immobilisations corporelles.

L'analyse par nature et les variations d'immobilisations corporelles en 1999, 2000 et 2001 s'analysent comme suit :

(En millions d'euros)	Terrains, constructions et agencements	Matériels informatiques	Autres actifs corporels	Total
Valeur brute :				
Au 1er janvier 1999	295	209	81	585
Ecarts de conversion	11	15	5	31
Acquisitions	41	32	25	98
Cessions	– 15	– 26	– 9	– 50
Variations de périmètre	– 4	– 21		– 25
Au 31 décembre 1999	328	209	102	639
Ecarts de conversion	– 1			– 1
Acquisitions	36	55	40	131
Cessions	– 10	– 30	– 16	– 56
Variations de périmètre	120	95	21	236
Au 31 décembre 2000	473	329	147	949
Ecarts de conversion	9	4	1	14
Acquisitions	45	107	86	238
Cessions	– 96	– 44	– 19	– 159
Variations de périmètre	– 1		– 10	– 11
Au 31 décembre 2001	430	396	205	1 031
Amortissements :				
Au 1er janvier 1999	– 96	– 147	– 44	– 287
Ecarts de conversion	– 5	– 11	– 2	– 18
Dotations	– 23	– 34	– 12	– 69
Reprises	6	19	4	29
Variations de périmètre	6	20	– 1	25
Au 31 décembre 1999	– 112	– 153	– 55	– 320
Ecarts de conversion	1			1
Dotations	– 36	– 51	– 16	– 103
Reprises	4	24	6	34
Variation de périmètre	– 45	– 32	– 9	– 86
Au 31 décembre 2000	– 188	– 212	– 74	– 474
Ecarts de conversion	– 5	– 2		– 7
Dotations	– 46	– 84	– 16	– 146
Reprises	37	36	14	87
Variation de périmètre	4	– 7	2	– 1
Au 31 décembre 2001	– 198	– 269	– 74	– 541
Valeur nette :				
Au 1er janvier 1999	199	62	37	298
Au 31 décembre 1999	216	56	47	319
Au 31 décembre 2000	285	117	73	475
Au 31 décembre 2001	232	127	131	490

La valeur brute des actifs détenus en crédit-bail représente 142 millions d'euros en 2001 (respectivement 131 millions d'euros en 2000 et 125 millions d'euros en 1999). L'amortissement cumulé de ces actifs représente 26 millions d'euros en 2001 (respectivement 49 millions d'euros en 2000 et 46 millions d'euros en 1999).

La variation de périmètre des immobilisations corporelles en 2000 provenant de l'apport des activités de conseil d'Ernst & Young :

— Terrains, constructions et agencements pour 76 millions d'euros ;

— Matériels informatiques pour 63 millions d'euros ;

— Autres immobilisations corporelles pour 12 millions d'euros.

11. – Immobilisations financières.

Les immobilisations financières se décomposent comme suit (en millions d'euros) :

Au 31 décembre	1999	2000	2001
Titres mis en équivalence	5	2	2
Titres de sociétés non consolidées	30	44	65
Dépôts et autres immobilisations financières à long terme	7	24	22
Total	42	70	89

a) Titres de sociétés non consolidées. — Les mouvements des titres de sociétés non consolidées sont :

(En millions d'euros)	1999	2000	2001
Au 1er janvier	30	30	44
Ecart de conversion	2	1	2
Acquisitions	16	27	67
Cessions	– 18	– 30	– 3
Dépréciation			– 39
Variations de périmètre		16	– 6
Au 31 décembre	30	44	65

En 1999, les titres de la Société Cisi (d'une valeur nette de 18 millions d'euros) ont été vendus pour cette valeur à la Société CS Communications & Systems. En outre, le groupe a pris une participation supplémentaire de 11,6 % dans la Société Hagler-Bailly pour 15 millions d'euros.

— En 2000, le groupe a effectué des acquisitions pour 27 millions d'euros, qui correspondaient principalement :

– à une prise de participation de Cap Gemini Ernst & Young US dans le capital de la Société Corio, présente dans le domaine des « Application Services Providers » pour une valeur de 9 millions d'euros,

– à la création d'une société commune entre Cap Gemini UK et Vodafone-Mannesman. Cette société a été consolidée au 1er janvier 2001, et a été cédée à Vodafone-Mannesman le 30 novembre 2001,

– à des acquisitions aux Etats-Unis, en Europe centrale et en Italie pour un total de 13 millions d'euros.

En outre, en 2000, le groupe a vendu sa participation dans le capital de la Société Hagler-Bailly au Groupe PA Consulting pour une valeur de 16 millions d'euros et, via l'apport des activités de conseil d'Ernst & Young aux Etats-Unis, a intégré à l'actif de son bilan des participations minoritaires, notamment dans la Société Vialink pour 10 millions d'euros, et dans la Société Mainspring pour 3 millions d'euros. La participation dans la Société Mainspring a été cédée en 2001 ;

— En 2001, les principaux mouvements sont les suivants :

– les activités de « business process outsourcing » au Royaume-Uni ont été vendues par le groupe à la Société Vertex. Avec le produit de cette vente, le groupe a simultanément acheté des titres de Vertex (représentant 12,2 % du capital), pour une valeur de 65 millions d'euros. Le groupe bénéficiant d'une valeur garantie de vente à terme de ces titres, ces derniers ont été dépréciés afin que leur valeur nette à l'actif du bilan consolidé soit égale à cette valeur garantie, soit 47 millions d'euros,

– les titres de la Société Vialink, cotés au Nasdaq, ont été exclus de la cote en novembre 2001, suite à une baisse importante de la valeur du titre. Ces titres, inscrits au bilan pour une valeur de 10 millions d'euros, ont été entièrement dépréciés. En outre les participations mineures détenues par le groupe dans le domaine de l'internet aux Etats-Unis dont la valeur a considérablement baissé durant l'année 2001 ont été dépréciés à hauteur de leur valeur d'utilité, soit 5 millions d'euros, au 31 décembre 2001.

b) Dépôts et autres immobilisations financières à long terme. — La valeur d'utilité des dépôts et autres immobilisations financières à long terme ne présente pas d'écart significatif par rapport à leur valeur nette comptable.

12. – Créances d'exploitation (net).
(En millions d'euros.)

Au 31 décembre	1999	2000	2001
Clients et comptes rattachés (net)	995	2 164	2 068
Autres créances d'exploitation	68	148	108
Total	1 063	2 312	2 176

Les créances d'exploitation sont à moins d'un an.

a) Clients et comptes rattachés (net) (en millions d'euros) :

Au 31 décembre	1999	2000	2001
Clients	926	2 026	1 871
Factures à émettre	323	637	958
Provisions pour créances douteuses	– 20	– 59	– 33
Avances et acomptes reçus des clients	– 234	– 440	– 728
Total	995	2 164	2 068
En nombre de jours du total des produits d'exploitation	84	93	90

L'augmentation des comptes clients et rattachés (net) en 2000 était essentiellement due à l'apport des activités de conseil d'Ernst & Young pour un montant de 737 millions d'euros.

b) Autres créances d'exploitation (en millions d'euros) :

Au 31 décembre	1999	2000	2001
Personnel et organismes sociaux	7	29	13
Impôts et taxes	20	45	38
Divers	41	74	57
Total	68	148	108

13. – Créances diverses.
(En millions d'euros.)

Au 31 décembre	1999	2000	2001
Etat – Impôts sur les bénéfices	69	110	52
Impôts différés actifs	37	137	177
Autres	64	80	93
Total	170	327	322

Les impôts différés actifs sont analysés en note 19.

14. – Situation nette de l'ensemble consolidé.

a) Capital social, primes d'émission et d'apport, réserves. — Les variations de ces différents postes ainsi que le nombre d'actions correspondant sont donnés dans le tableau de variation des capitaux propres consolidés.

Les réserves consolidées qui comprennent les réserves propres à la société-mère Cap Gemini S.A., les quote-parts du groupe dans les résultats des sociétés consolidées depuis leur acquisition et la réserve de conversion s'analysent comme suit (en millions d'euros) :

Au 31 décembre	1999	2000	2001
Réserves de Cap Gemini S.A.	485	514	593
Quote-parts des résultats des sociétés consolidées (*)	208	499	439
Réserve de conversion	68	67	157
Total	761	1 080	1 189

(*) Nettes des dividendes versés par ces sociétés à Cap Gemini S.A.

b) Plans d'options de souscription d'actions. — L'assemblée générale des actionnaires a autorisé le 3 juin 1993, le 24 mai 1996 et le 23 mai 2000 le conseil d'administration ou le directoire, à consentir à un certain nombre de collaborateurs du groupe, en une ou plusieurs fois, et ce pendant un délai de cinq ans, des options donnant droit à la souscription d'actions.

Les principales caractéristiques de ces 3 plans, en vigueur au 31 décembre 2001, sont résumées dans le tableau ci-après :

	Plan 1993	Plan 1996	Plan 2000	
Date de l'assemblée	03/06/93	24/05/96	23/05/00	
Nombre total d'options pouvant être consenties	4 000 000	6 000 000	12 000 000	
Date des premières attributions au titre de ce plan	01/07/93	01/07/96	01/09/00	01/10/01
Délai maximum d'exercice des options à compter de leur date d'attribution	6 ans	6 ans	6 ans	5 ans
Prix de souscription en % de la moyenne des vingt séances de bourse précédant l'octroi	95 %	80 %	80 %	100 %
Prix de souscription (par action et en euros) des différentes attributions :				
Plus bas	18,65	22,79	139,00	60,00
Plus haut	28,61	178,00	161,00	60,00
Nombre d'actions souscrites au 31 décembre 2001	3 313 033	1 169 359		
Nombre d'actions au 31 décembre 2001 pouvant être souscrites sur des options précédemment consenties et non encore exercées	238 950	(1) 4 117 169	(2) 2 712 635	3 395 000

	Plan 1993	Plan 1996	Plan 2000	
Dont options détenues par quatre des onze membres du conseil d'administration	3 090	170 000		15 000

(1) Soit 50 944 actions au prix de 22,79 €, 571 241 actions au prix de 29,31 €, 388 652 actions au prix de 39,52 €, 548 942 actions au prix de 56,98 €, 521 515 actions au prix de 87,96 €, 11 250 actions au prix de 121,81 €, 213 200 actions au prix de 114 €, 499 625 actions au prix de 118 €, 528 800 au prix de 178 €, 425 000 au prix de 161 € et 358 000 au prix de 144 €.

(2) Soit 1 460 535 actions au prix de 161 €, 1 252 100 actions au prix de 139 €.

Il est rappelé que dans l'hypothèse d'une publication par Euronext d'un avis de recevabilité d'une offre publique visant la totalité des titres de capital et des titres donnant accès au capital ou aux droits de vote de la société, les titulaires d'options de souscription d'actions pourront - s'ils le souhaitent - lever aussitôt la totalité des options qui leur ont été consenties [ou le solde en cas de levée(s) partielle(s) déjà effectuée(s)].

c) Intérêts minoritaires. — Les intérêts minoritaires qui comprennent la quote-part de la situation nette des filiales détenues par des tiers s'analysent comme suit :

(En millions d'euros)	1999	2000	2001
Au 1er janvier	176	27	75
Minoritaires sur augmentation de capital des filiales	12	(*) 38	
Intérêts minoritaires dans le résultat du groupe.......	22	7	
Rachat des minoritaires de Cap Gemini NV	– 156		– 29
Réserve de conversion des minoritaires et autres	1	5	– 3
Dividendes versés par les filiales aux minoritaires ...	– 28	– 2	– 4
Au 31 décembre..........	27	75	39

(*) Principalement due à l'augmentation de capital de Cisco Systems pour 171 millions d'euros nette du produit de dilution de 134 millions d'euros.

En 1999, suite à l'offre publique d'échange lancée sur sa filiale, le groupe a réduit la quote-part des minoritaires de Cap Gemini NV à 5,8 % au 31 décembre 2000.

Le 31 octobre 2000, Cisco a pris une participation de 4,9 % dans le capital de Cap Gemini Telecom S.A., société holding détenant l'ensemble des participations de Cap Gemini et Gemini Consulting liées aux télécommunications, aux médias et aux réseaux. La valeur de ces intérêts minoritaires au 31 décembre 2000 était de 40 millions d'euros.

Le 28 avril 2001, Cap Gemini S.A. a acquis 5,6 % du capital de Cap Gemini NV, portant ainsi sa participation à 99,8 %. Les 39 millions d'euros d'intérêts minoritaires au 31 décembre 2001 correspondent principalement aux intérêts minoritaires détenus par Cisco Systems dans Cap Gemini Telecom S.A.

15. – Endettement net.
(En millions d'euros.)

Au 31 décembre	1999	2000	2001
Dettes financières	241	154	177
Trésorerie	– 749	– 1 003	– 875
Endettement net	– 508	– 849	– 698

L'endettement net comprend :

— Les dettes financières à long terme et à court terme, ces dernières comprenant à la fois la part à moins d'un an des endettements à long terme ainsi que des dettes dont la durée est inférieure à un an. Elles sont analysées en a) ci-après et se décomposent comme suit (en millions d'euros) :

Au 31 décembre	1999	2000	2001
Dettes financières à long terme................	143	91	120
Dettes financières à court terme................	98	63	57
Dettes financières	241	154	177

— La trésorerie composée des créances financières, des placements à court terme et du disponible en banque diminués des découverts bancaires s'analyse comme suit (en millions d'euros) :

Au 31 décembre	1999	2000	2001
Créances financières et placements à court terme ...	569	666	503
Banques.................	193	463	484
Découverts bancaires	– 13	– 126	– 112
Trésorerie	749	1 003	875

— Les dettes financières à court terme et les découverts bancaires s'additionnent donc de la façon suivante (en millions d'euros) :

Au 31 décembre	1999	2000	2001
Dettes financières à court terme................	98	63	57
Découverts bancaires	13	126	112
Dettes financières à court terme et découverts bancaires................	111	189	169

a) Dettes financières :

— Variation détaillée des dettes financières :

(En millions d'euros)	1999	2000	2001
Au 1er janvier	425	241	154
Ecarts de conversion.......	10	5	1
Remboursements..........	– 242	– 112	– 76
Nouveaux emprunts	48	20	98
Au 31 décembre	241	154	177

La part des dettes à taux variable est de 75 % et la part des dettes à taux fixe est de 25 % en 2001.

— Analyse des dettes financières (en millions d'euros) :

Au 31 décembre	1999	2000	2001
Emprunts................	104	56	61
Autres emprunts couverts par ou tirés sur lignes de crédit	62	26	
Emprunts liés aux contrats de crédit-bail	75	72	116
Total	241	154	177

— Justes valeurs des dettes financières : Les valeurs comptables des emprunts à court terme et des obligations liées aux contrats de crédit-bail sont proches de leur juste valeur.

— Emprunts : Ce montant comprend notamment divers crédits en devises dont certains pour financer l'acquisition de sociétés en Europe et aux Etats-Unis pour un montant de 25 millions d'euros au 31 décembre 2001 (24 millions d'euros au 31 décembre 2000 et 43 millions d'euros au 31 décembre 1999).

— Autres emprunts couverts par ou tirés sur lignes de crédit : La société a conclu avec un groupe de banques le 31 juillet 2001 une ligne de crédit multidevise de 600 millions d'euros qui remplace la précédente ligne de crédit multidevise d'un montant de 412 millions d'euros, mise en place pour 5 ans le 27 décembre 1996 et résiliée de ce fait par anticipation. La nouvelle ligne de crédit est remboursable au plus tard le 31 juillet 2006.

Les principales caractéristiques de cette ligne de crédit sont les suivantes :

— Durée : 5 ans ;

— Taux : Euribor et Libor (1-3-6-12 mois) ;

— Commission de non-utilisation : 0,125 % ;

— Commission d'utilisation : 0,275 % à 0,325 % selon le niveau d'utilisation.

Cette nouvelle facilité de crédit, ainsi que la précédente, a essentiellement servi de support au cours de l'exercice 2001 à l'émission de billets de trésorerie, émis pour des périodes de 1 mois à 3 mois, afin principalement de financer des besoins peu significatifs et ponctuels.

— Emprunts liés aux contrats de crédit-bail : Au 31 décembre 2001, le montant correspond à la dette liée aux retraitements des contrats de crédit-bail. Ils concernent principalement le financement des installations des universités du groupe (Behoust et Les Fontaines) et des investissements en matériel informatique réalisés par Cap Gemini Ernst & Young UK dans le cadre de son activité d'infogérance. Le contrat de crédit-bail relatif à l'immeuble d'Issy-les-Moulineaux a été cédé le 31 décembre 2001, générant une plus-value de 21 millions d'euros.

Les principales caractéristiques de ces contrats de crédit-bail sont les suivantes :

(En millions d'euros)	Début de contrat	Echéance	Taux	Solde au 31/12/99	Solde au 31/12/00	Solde au 31/12/01
Immeuble Issy-les-Moulineaux (France)	Nov. 1989	Cédé déc. 2001	Euribor 3 mois + 0,6 %	26	22	
Universités Cap Gemini (Behoust)	Avril 1992	Mars 2012	Euribor 3 mois + 0,7 %	36	34	32
Université Cap Gemini (Les Fontaines)	Déc. 2001	Juin 2014	Euribor 3 mois + 0,75 %			44
Cap Gemini Ernst & Young UK		Déc. 2001 à juillet 2010	Fixe (3,6 % à 9,7 %)	13	16	40
Total				75	72	116

— Taux d'intérêts : Pour l'exercice 2001, le taux moyen des intérêts sur les dettes financières du groupe ressort à 4,8 % contre 4,9 % en 2000 et 4,2 % en 1999.

— Echéancier de remboursement : L'échéancier de remboursement des dettes financières est le suivant (en millions d'euros) :

Au 31 décembre	1999		2000		2001	
	Montants	%	Montants	%	Montants	%
n + 1	98	41	63	41	57	32
n + 2	84	35	17	11	19	11
n + 3	14	6	16	10	18	10
n + 4	6	2	15	10	13	7
n + 5	6	2	12	8	10	6
n + 6 et années ultérieures	33	14	31	20	60	34
Total	241	100	154	100	177	100

— Ventilation par devises : La ventilation des dettes financières par devises est la suivante (en millions d'euros) :

Au 31 décembre	1999		2000		2001	
	Montants	%	Montants	%	Montants	%
Franc français	62	26	56	36		
Livre sterling	13	5	16	11	40	23
Dollar US	63	26	11	7	19	11
Deutsche Mark	3	1	32	21	5	3
Euro	91	38	25	16	82	46
Autres devises	9	4	14	9	31	17
Total	241	100	154	100	177	100

Les dettes financières libellées en devise de la zone euro représentent 53 % du total.

— Sûretés réelles : Au 31 décembre 2001, les dettes financières sont garanties par des sûretés réelles à hauteur de 116 millions d'euros (72 millions d'euros au 31 décembre 2000 et 75 millions d'euros au 31 décembre 1999).

b) Créances financières et placements à court terme (en millions d'euros) :

Au 31 décembre	1999	2000	2001
Créances financières	1	11	10
Dépôts à terme et valeurs mobilières de placement	568	655	493
Total	569	666	503

Les créances financières sont constituées principalement de créances liées la cession de titres de participation.

Les valeurs comptables des créances financières et des placements à court terme sont proches de leurs justes valeurs.

16. – Provisions et autres passifs à long terme.
(En millions d'euros.)

Au 31 décembre	1999	2000	2001
Impôts différés passifs à long terme	84	82	73
Réserve spéciale de participation	45	44	69
Provisions pour retraites	39	67	73
Provisions pour risques et charges	11	18	22
Total	179	211	237

L'analyse des impôts différés passifs à long terme est donnée en note 19.

17. – Dettes d'exploitation.
(En millions d'euros.)

Au 31 décembre	1999	2000	2001
Fournisseurs et comptes rattachés	198	698	478
Personnel	362	743	800
Impôts et taxes	169	270	243
Divers	38	120	187
Total	767	1 831	1 708

18. – Instruments financiers.

Couvertures des risques de taux d'intérêts. — Au 31 décembre 2000, une seule couverture de taux d'intérêts était en cours sous la forme d'un contrat d'échange de taux portant sur un montant de 15 millions d'euros, pour une période d'un mois, dans le cadre d'un placement en billet de trésorerie. Ce contrat permettait d'échanger un taux fixe (4,98 % payé par Cap Gemini S.A.) contre un taux variable (Eonia capitalisé).

Aux 31 décembre 1999 et 2001, aucune opération de couverture de taux d'intérêts n'était en cours.

Couvertures des risques de changes. — Au 31 décembre 1999, les contrats d'achats/ventes de devises à terme s'élevaient à 10 millions d'euros et couvraient des créances et des dettes libellées en dollars US, en euros et en dollars singapouriens.

Au 31 décembre 2000, les couvertures de taux de change s'élevaient au total à 213 millions d'euros et étaient les suivantes :

— Couvertures commerciales à échéance 2001 : ventes à terme de 19 millions de dollars US pour une contrevaleur de 21 millions d'euros,

— Couvertures financières à échéance 2001 sous la forme de contrats d'achats/ventes de devises à terme (swap de change) dans le cadre de financements internes au groupe, pour les montants suivants :

- 123 millions de dollars US pour une contrevaleur de 144 millions d'euros,
- 19 millions de livres sterling pour une contrevaleur de 30 millions d'euros,
- 28 millions de dollars singapouriens pour une contrevaleur de 18 millions d'euros.

Au 31 décembre 2001, les couvertures de taux de change s'élevaient au total à 53 millions d'euros, à échéance 2002, sous la forme de contrats d'achats/ventes de devises à terme (swap de change) dans le cadre de financements internes au groupe, pour les montants suivants :

— 32 millions de livres sterling pour une contrevaleur de 52 millions d'euros,

— 2 millions de dollars australiens pour une contrevaleur de 1 million d'euros,

— 1 million de pesos mexicains pour une contrevaleur de 0,1 million d'euros.

19. – Impôts différés.

a) Evolution des impôts différés

Les impôts différés actifs et passifs se décomposent comme suit (en millions d'euros) :

Au 31 décembre	1999	2000	2001
Pertes fiscales reportables	122	214	421
Différence temporaire liée à l'apport des activités conseil d'Ernst & Young		1 377	1 204
Autres	9	37	46
Provision sur impôts différés actifs	– 45	– 842	– 808
Total des impôts différés actifs (long terme)	86	786	863
Pertes fiscales reportables		1	15
Différence temporaire liée à l'apport des activités conseil d'Ernst & Young		33	101
Provisions pour congés payés	10	14	14
Provisions pour restructuration		62	2

Au 31 décembre	1999	2000	2001
Autres	34	27	46
Provision sur impôts différés actifs	- 7		- 1
Total des impôts différés actifs (court terme)	37	137	177
Total des impôts différés actifs	123	923	1 040
Retraitement de l'amortissement des écarts d'acquisition	- 57	- 57	- 66
Capitalisation et amortissement	- 8	- 9	- 3
Provisions	- 9	- 6	- 4
Autres	- 10	- 10	
Total des impôts différés passifs (long terme)	- 84	- 82	- 73
Réévaluation des encours de production	- 2	- 10	- 7
Provisions pour restructuration		- 30	- 18
Autres	- 8	- 4	- 5
Total des impôts différés passifs (court terme)	- 10	- 44	- 30
Total des impôts différés passifs	- 94	- 126	- 103

La majeure partie des impôts différés actifs est relative à l'apport des activités conseil d'Ernst & Young en Amérique du Nord. Les principales caractéristiques de cet impôt différé actif sont décrites ci-dessous :

L'apport des activités Nord-américaines de conseil d'Ernst & Young permet au groupe d'amortir fiscalement sur 15 ans la différence entre le prix de la transaction pour ces activités et la valeur fiscale des actifs et passifs acquis (4 776 millions d'euros). L'analyse de l'utilisation possible de cet amortissement fiscalement déductible a permis au groupe d'enregistrer un actif d'impôt de 698 millions d'euros en 2000. La mise à jour de ce planning d'utilisation conduit à un actif d'impôt différé net de 762 millions d'euros au 31 décembre 2001. Ce montant est déterminé sur la base des mêmes hypothèses qu'au 31 décembre 2000 :

— Compte tenu de la visibilité au 31 décembre 2001 sur les perspectives de profit en Amérique du Nord, reconnaissance de 100 % de l'utilisation sur les 5 prochaines années (2002 à 2007), soit après actualisation au taux de 5,6 % (taux des obligations d'Etat aux Etats-Unis à 30 ans), un actif d'impôt de 487 millions d'euros (dont 101 millions à court terme dans le tableau ci-dessus, le solde étant à long terme),

— A compter de la sixième année, les utilisations probables font l'objet d'une provision d'un taux forfaitaire de 35 % en 2007, taux en croissance de 5 points par année suivante et ce jusqu'à 70 % à partir de 2014. Cette provision d'un montant total de 773 millions d'euros, comprise dans le poste provision sur impôt différé actif à long terme est reprise au fur et à mesure qu'une année rentre dans le champ de visibilité permettant une reconnaissance à 100 %. Les soldes non provisionnés et actualisés au taux de 5,6 % ont été reconnus pour un montant de 275 millions d'euros en actif d'impôt à long terme.

La variation nette de cet actif d'impôt différé sur l'année (soit 64 millions d'euros) provient de l'appréciation du dollar par rapport à l'euro pour 36 millions d'euros, de la reprise de provision pour actualisation de 20 millions d'euros (enregistrée en autres produits et charges), de - 4 millions d'utilisation de l'actif d'impôt différé sur la période et 12 millions d'euros d'effet net de la mise à jour de la base fiscalement amortissable et du planning d'utilisation.

b) Déficits fiscaux :

(En millions d'euros)	1999	2000	2001
Déficits reportables temporairement	235	446	999
Déficits reportables indéfiniment	81	150	197
Total des déficits reportables	316	596	1 196
Economie potentielle d'impôt correspondante	118	215	436
Dont actif d'impôts constaté sur déficits reportables	77	177	407

L'augmentation des déficits reportables provient principalement de l'amortissement fiscal dont le groupe bénéficie suite à l'apport des activités conseil d'Ernst & Young en Amérique du Nord.

L'échéancier des déficits reportables aux 31 décembre 1999, 2000 et 2001 est le suivant :

Année d'expiration	1999		2000		2001	
	Montants	%	Montants	%	Montants	%
n + 1	2	1	6	1	54	5
n + 2	5	2	5	1	6	1
n + 3	5	2	8	1	46	4
n + 4	14	4	48	8	15	1
n + 5 et années ultérieures	209	65	379	64	878	73
Indéfiniment	81	26	150	25	197	16
Total	316	100	596	100	1 196	100

20. – Engagements reçus et donnés.

a) Engagements reçus (en millions d'euros) :

Au 31 décembre	1999	2000	2001
Engagements reçus :			
Sur contrats	1	1	2
Autres	28	2	2
Total	29	3	4

Les engagements reçus au 31 décembre 1999 comprenaient principalement un remboursement à recevoir d'un fonds de retraite suédois (SPP) par Cap Gemini AB, qui a été reçu en 2000.

b) Engagements donnés (en millions d'euros) :

Au 31 décembre	1999	2000	2001
Engagements donnés :			
Sur contrats	28	39	35
Sur location non résiliables (immeubles et matériels)	613	1 008	1 259
Sur emprunts	54	224	27
Autres	16	23	44
Total	711	1 294	1 365

L'échéancier des engagements donnés par le groupe sur des locations non résiliables au 31 décembre 2001 est le suivant (en millions d'euros) :

Au 31 décembre	Engagements sur locations
n + 1	268
n + 2	220
n + 3	155
n + 4	120
n + 5	93
n + 6 et années ultérieures	402
Total	1 259

c) Autres engagements. — Les accords signés au titre de l'acquisition des activités conseil d'Ernst & Young stipulent que les anciens associés d'Ernst & Young qui exerçaient leur activité dans le domaine du conseil sont devenus des salariés du Groupe Cap Gemini Ernst & Young et bénéficient à cet effet d'un contrat de travail. Au cas où ces personnes devenues salariées du groupe décident de quitter avant un certain délai, elles sont tenues de restituer ainsi tout ou partie des actions reçues au titre de l'apport, le nombre d'actions restituées étant fonction de la cause du départ et de la date de celui-ci.

Le contrat conclu avec Cisco Systems prévoit que cette dernière disposera, dans le cas où l'un ou l'autre d'un de ses cinq grands concurrents lancerait une offre publique sur Cap Gemini S.A., de la faculté d'acheter l'ensemble des titres de la société commune Cap Gemini Telecom S.A.

Cap Gemini S.A., l'ensemble de ses filiales et toute société contrôlée directement ou indirectement à 50 % ou plus sont assurées pour les conséquences pécuniaires de la responsabilité civile générale et professionnelle pouvant leur incomber en raison de leurs activités au sein d'un programme mondial organisé en plusieurs lignes placées auprès de différentes compagnies d'assurance. Ce programme est revu et ajusté périodiquement pour tenir compte de l'évolution du chiffre d'affaires, des activités exercées et des risques encourus.

La première ligne de ce programme qui couvre les risques à hauteur de 20 millions d'euros est assumée par l'intermédiaire d'un montage captif non consolidé, intégrant une protection en réassurance. La prime d'assurance, déterminée par l'assureur apériteur du programme, et les remboursements de sinistres sont comptabilisées respectivement en charges et en produits de la période à laquelle ils se rattachent.

21. – Faits exceptionnels et litiges.

Le groupe n'a pas connaissance de faits exceptionnels ou de litiges susceptibles d'avoir ou ayant eu dans un passé récent un impact significatif sur

l'activité, la situation financière, le résultat, le patrimoine et les perspectives d'avenir de la société ou du groupe, qui ne soient pas reflétés dans les comptes ou mentionnés dans les notes sur les comptes consolidés.

22. – Effectifs.

Les effectifs moyens se répartissent entre les principales zones géographiques du groupe de la manière suivante :

Effectif moyen	1999		2000		2001	
	Effectifs	%	Effectifs	%	Effectifs	%
Amérique du Nord	4 080	10	8 217	16	11 040	18
Grande-Bretagne et Irlande	8 145	21	8 781	18	9 014	16
Pays Nordiques	4 348	11	4 613	9	5 140	9
Bénélux	7 397	19	8 674	17	9 835	16
Allemagne et Europe centrale	1 107	3	2 333	5	3 435	6
France	10 853	28	12 098	24	13 794	23
Europe du Sud	2 754	7	4 193	8	5 641	9
Asie-Pacifique	526	1	1 340	3	2 007	3
Total	39 210	100	50 249	100	59 906	100

Les effectifs de fin d'année se répartissent entre les principales zones géographiques du groupe de la manière suivante :

Au 31 décembre	1999		2000		2001	
	Effectifs	%	Effectifs	%	Effectifs	%
Amérique du Nord	3 626	9	11 428	19	9 810	17
Grande-Bretagne et Irlande	8 217	21	9 779	16	7 906	14
Pays nordiques	4 397	11	4 877	8	5 149	9
Bénélux	7 635	19	9 549	16	9 862	17
Allemagne et Europe centrale	1 117	3	3 279	6	3 555	6
France	11 315	29	13 334	22	14 045	24
Europe du Sud	2 917	7	5 291	9	5 546	10
Asie-Pacifique	402	1	2 012	3	1 887	3
Total	39 626	100	59 549	100	57 760	100

23. – *Activité par zone géographique.*

La décomposition des produits et des résultats d'exploitation, ainsi que des actifs immobilisés et des comptes clients et comptes rattachés par zone géographique est la suivante :

(En millions d'euros)	Produits d'exploitation	%	Résultats d'exploitation	%	Actif immobilisé	%	Clients et comptes rattachés	%
Amérique du Nord	2 848	34	178	42	500	21	420	20
Grande-Bretagne et Irlande	1 414	17	– 3	– 1	684	28	325	17
Pays nordiques	577	7	10	2	126	5	117	6
Bénélux	1 036	12	128	30	437	18	277	13
Allemagne et Europe centrale	519	6	25	6	186	8	174	8
France	1 367	16	83	20	401	17	460	22
Europe du Sud	439	5	12	3	59	2	225	11
Asie Pacifique	216	3	– 10	– 2	16	1	70	3
Total	8 416	100	423	100	2 409	100	2 068	100

24. – Intérêts dans les participations sous contrôle conjoint.

Le groupe exerce un contrôle conjoint sur des participations, notamment au Canada, en Allemagne, et en Grande-Bretagne. La part des produits d'exploitation du groupe générés par ces participations est 2,8 %.

25. – Evénements postérieurs à la clôture 2001.

Le 14 février 2002, Cap Gemini Ernst & Young Canada a signé un contrat d'infogérance avec Hydro One, opérant dans le secteur de l'énergie au Canada, pour une valeur d'un milliard de dollars canadiens (soit environ 700 millions d'euros). Ce contrat, d'une durée de 10 ans, confie à Cap Gemini Ernst & Young la gestion du système informatique et la maintenance des applications d'Hydro One.

26. – Liste par pays des sociétés consolidées (149).

Pays	Pourcentage d'intérêt	Méthode d'intégration
Allemagne :		
Cap Gemini Ernst & Young Deutschland Holding GmbH	100	IG
Cap Gemini Ernst & Young Deutschland GmbH	100	IG
Gemini Consulting GmbH and Co KG	100	IG
Cap Gemini Ernst & Young Services GmbH	100	IG
Gemini Consulting Verwaltungs GmbH	100	IG
Sd&M software design & management AG	100	IG
Media & Research GmbH	100	IG
Is Energie GmbH	25	PROP
Hochtief Software GmbH	100	IG
Cap Gemini Telecom Media & Networks Deutschland GmbH	95	IG
Australie :		
Cap Gemini Ernst & Young Australia Pty Ltd	100	IG
Cap Gemini Ernst & Young One Resource Nominees Pty Ltd	50	PROP
Autriche :		
Cap Gemini Ernst & Young Consulting Österreich AG	100	IG
Cap Gemini Ernst & Young Advisory Services GmbH	100	IG
Belgique :		
Cap Gemini Ernst & Young Belgium NV/SA	99,8	IG
Cap Gemini Ernst & Young People Systems Infrastructure NV/SA	99,8	IG
Gitek Software NV	99,8	IG
Twinsoft NV/SA	99,8	IG
Cap Gemini Telecom Media & Networks Belgium NV	95	IG
Canada :		
Cap Gemini Ernst & Young Canada Inc.	100	IG
511965 N.B. Inc.	100	IG
New Horizons System Solutions	51	PROP
New Horizons System Solutions Inc.	51	PROP
Chine :		
Cap Gemini Ernst & Young China	100	IG
Corée :		
Cap Gemini Ernst & Young Korea Co Ltd	100	IG
Croatie :		
Cap Gemini Ernst & Young Consulting d.o.o.	100	IG
Danemark :		
Cap Gemini Danmark AS	100	IG
Cap Gemini Telecom Media & Networks Danmark AS	95	IG
Espagne :		
Cap Gemini Ernst & Young Espana	100	IG
Cap Gemini Telecom Media & Networks Espana S.A.	95	IG
Etats-Unis :		
BiosGroup Inc.	38,5	MEQ
Cap Gemini America Inc.	100	IG
Cap Gemini Ernst & Young US LLC	100	IG
Cap Gemini Ernst & Young U.S. Holding Inc.	100	IG
Cap Gemini Ernst & Young Application Services LLC	100	IG
Cap Gemini Ernst & Young US Consulting BV	100	IG
Cap Gemini Ernst & Young US Holding LLC	100	IG
OneSystem Group LLC	100	IG
Net-Strike Worlwide LLC	100	IG
Cap Gemini Telecom Media & Networks US Inc.	95	IG
Finlande :		
Cap Gemini Ernst & Young Finland Oy.	100	IG

Pays	Pourcentage d'intérêt	Méthode d'intégration
Cap Programator FM Plavelut Oy, SF	100	IG
Cap SAM Consulting Oy	100	IG
Cap Gemini Telecom Media & Networks Finland Oy	95	IG
Racap Solutions Oy	65	IG
France :		
Cap Gemini S.A.	Société-mère	
Cap Gemini Service S.A.	100	IG
Cap Gemini Université S.A.	100	IG
Cap Gemini Gouvieux S.A.	100	IG
SARL Immobilière Les Fontaines	100	IG
SCI du Château de Béhoust	100	IG
SCI Paris Etoile	100	IG
Apis S.A.	34	MEQ
Dalkia Informatique S.A.	100	IG
Cap Gemini Telecom S.A.	95	IG
Cap Gemini Telecom Media & Networks France S.A.	95	IG
Gemini Telecom & Media France S.A.	95	IG
Cap Gemini Ernst & Young France S.A.	100	IG
Answork (ex Gamifip)	15	MEQ
Grande-Bretagne :		
CGS Holdings Ltd	100	IG
Cap Gemini Ernst & Young UK Plc	100	IG
Hoskyns Group Plc	100	IG
Hoskyns Systems Ltd	100	IG
Hoskyns Ltd	100	IG
Volmac UK Ltd	99,8	IG
Gemini Consulting UK Holding	100	IG
Gemini Consulting Ltd	100	IG
Cap Gemini Ernst & Young Oldco UK Ltd	100	IG
Ernst & Young Consulting Worldwide UK Ltd.	100	IG
Becket Consulting Ltd	100	IG
Ernst & Young Working links Ltd	100	IG
Working Links Ltd	33	PROP
Ernst & Young Operating Company (nº 2) Ltd	100	IG
Ernst & Young Equinox BP Ltd	100	IG
Ciberion	50	PROP
Cap Gemini Telecom Media & Networks UK Ltd.	95	IG
Hong-Kong :		
Cap Hong-Kong Ltd	100	IG
Cap Gemini Ernst & Young Hong-Kong Ltd	100	IG
One Resource Group Hong Kong	50	PROP
Hongrie :		
Cap Gemini Magyarorszag Kft	95	IG
Inde :		
Cap Gemini Ernst & Young Consulting India Pvt Ltd	100	IG
Cap Gemini Ernst & Young Consulting India Services Pvt Ltd.	100	IG
Irlande :		
Cap Gemini Group (Ireland) Ltd	100	IG
Cap Gemini Ernt & Young Ireland Ltd.	100	IG
CGEY Old Ireland Ltd	100	IG
Bedford House Consulting Ltd.	100	IG
Cap Gemini Telecom Media & Networks Ireland Ltd.	95	IG
Italie :		
Cap Gemini Ernst & Young Italie Spa	100	IG
Sistemi e Telematica Spa	77	IG
Consorzio Business Intelligence Laboratory	22	MEQ
Cap Gemini Telecom Media & Networks Italia Spa	95	IG
Japon :		
Cap Gemini Ernst & Young Japan KK	100	IG
Lettonie :		
Gemini Consulting SIA (Latvia)	100	IG
Luxembourg :		
Cap Gemini Ernst & Young Luxembourg S.A.	99,8	IG
Malaisie :		
Cap Gemini Ernst & Young Consultants Sdn Bhd	100	IG
Cap Gemini Telecom Media & Networks Malaysia Sdn Bhd	95	IG
Nouvelle-Zélande :		
Cap Gemini Ernst & Young New Zealand Ltd	100	IG
Cap Gemini Ernst & Young NZ Data Warehouse Solutions Ltd	50	PROP
Norvège :		
C/Computas Grad Losn A/S	100	IG
Cap Gemini Ernst & Young AS Norge	100	IG
Cap Gemini Telecom Media & Networks Norge SA	95	IG
Pays-Bas :		
GBA Volmac BV	100	IG
Cap Gemini Europe BV	100	IG
Cap Gemini Benelux BV	100	IG
Cap Gemini Ernst & Young Nederland BV	99,8	IG
CGS/WSG Partnership CV	100	IG
Cap Gemini NV	99,8	IG
Cap Gemini Ernst & Young ISM BV	99,8	IG
Volmac II BV	99,8	IG
Iquip Informatica BV	99,8	IG
BIT-IC BV	99,8	IG
Gimbrère & Dohmen Software BV	99,8	IG
Paul Postma Marketing Consultancy BV	99,8	IG
Twinac Software BV	99,8	IG
EC Gate BV	30	MEQ
Entity Holding BV	10	MEQ
Cap Gemini Ernst & Young Assurantien BV	99,8	IG
Cap Gemini Telecom Media & Networks Nederland BV	95	IG
Cap Gemini Ernst & Young Management Sourcing BV	99,8	IG
Cap Gemini Ernst & Young Sourcing BV	99,8	IG
PRC Ernst & Young BV	50	PROP
Cap Gemini Ernst & Young Global Learning Solutions BV	100	IG
Cap Gemini Ernst & Young Global Client Consulting BV	100	IG
Cap Gemini Ernst & Young Global Client Consulting Asia Pacific BV	100	IG
Pologne :		
Gemini Consulting Poland	100	IG
Cap Gemini Ernst & Young Polska Sp. Z.o.o.	100	IG
Cap Gemini Telecom & Networks Sp. Z.o.o.	95	IG
Portugal :		
Cap Gemini EeY Portugal	100	IG
République tchèque :		
Cap Gemini Telecom & Networks S.r.o.	95	IG
Roumanie :		
Gemini Consulting Romania srl	100	IG
Singapour :		
Cap Gemini Ernst & Young Singapore Pte Ltd	100	IG
Professional Outsourcing Pte Ltd	100	IG
Cap Gemini Ernst & Young Singapore FSI Pte Ltd	100	IG
Cap Gemini Ernst & Young Singapore Consultants Pte Ltd	100	IG
Cap Gemini Asia Pacific Pte Ltd	100	IG
Cap Gemini Telecom Media & Networks Singapore Pte Ltd	95	IG
Slovaquie :		
Cap Gemini Ernst & Young Slovensko S.r.o. Slovakia	100	IG
Slovénie :		
Ernst & Young Consulting Slovenia	100	IG
Suède :		
Cap Gemini Ernst & Young AB	100	IG
Cap Gemini Ernst & Young Sverige AB.	100	IG
Cap Volmac Sweden AB	99,8	IG
Gemini Consulting AB	100	IG
Cap Gemini Ernst & Young Sverige Holding AB	100	IG
Cap Gemini Ernst & Young Sverige AB.	100	IG
Cap Gemini Ernst & Young Travel & Logistic Sweden AB	100	IG
Cap Gemini Telecom Media & Networks Sweden AB	95	IG
Suisse :		
SD&M Switzerland	100	IG
Gemini Consulting AG	100	IG
Cap Gemini Ernst & Young Suisse S.A.	100	IG

IG : intégration globale.
MEQ : mise en équivalence.
PROP : intégration proportionnelle.

VI. — Rapport des commissaires aux comptes sur les comptes consolidés aux 31 décembre 1999, 2000 et 2001.

Aux actionnaires de Cap Gemini S.A.

En exécution de la mission qui nous a été confiée par votre assemblée générale, nous avons procédé au contrôle des comptes consolidés de Cap

Gemini S.A. établis en euros relatifs aux exercices clos les 31 décembre 1999, 31 décembre 2000 et 31 décembre 2001, tels qu'ils sont joints au présent rapport.

Les comptes consolidés ont été arrêtés par le conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

Nous avons effectué notre audit selon les normes de la profession applicables en France, ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes consolidés, établis conformément aux principes comptables généralement admis en France, sont réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Par ailleurs, nous avons procédé à la vérification des informations données dans le rapport sur la gestion du groupe. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Fait à Paris, le 20 février 2002.

Les commissaires aux comptes,
Membres de la Compagnie régionale de Paris :

Coopers & Lybrand Audit,
Membre de PricewaterhouseCoopers :
BERNARD RASCLE ;

Constantin Associés :
LAURENT LÉVESQUE.

15917

COHERIS

Société anonyme au capital de 1 563 407,60 €.
Siège social : 40, rue de l'Est, 92100 Boulogne-Billancourt.
399 467 927 R.C.S. Nanterre.

Documents comptables annuels.

A. — Comptes sociaux.

I. — Bilan au 31 décembre 2001.
(En milliers d'euros.)

Actif	31/12/01 Brut	31/12/01 Amortissements et provisions	31/12/01 Net	31/12/00 Net	31/12/00 Pro forma
Immobilisations incorporelles :					
Frais de recherche et développement	1 812	798	1 014	579	579
Concessions, brevets, licences, marques	331	258	73	74	74
Fonds commercial	854		854	854	963
Autres immobilisations incorporelles	16	16			
Immobilisations corporelles	1 416	710	706	561	661
Immobilisations financières :					
Participations	11 137	25	11 112	19 660	3 043
Autres immobilisations financières	349		349	298	330
Total immobilisé	15 915	1 807	14 108	22 026	5 650
Stocks marchandises	0	0	0	8	8
Créances clients et comptes rattachés	10 128	338	9 790	7 152	10 782
Autres créances	1 494	8	1 486	603	771
Valeurs mobilières de placement	676	421	255	499	536
Disponibilités	1 132		1 132	1 159	1 955
Charges constatées d'avance	400		400	334	357
Total actif circulant	13 830	767	13 063	9 755	14 409
Charges à répartir sur plusieurs exercices	80		80	128	128
Total actif	29 825	2 574	27 251	31 909	20 187

Passif	31/12/01	31/12/00	31/12/00 Pro forma
Capital	1 563	1 412	1 412
Primes d'émission, de fusion et d'apport	27 106	20 443	20 443
Réserve légale	141	125	125
Autres réserves	2 296	8	8
Report à nouveau	28	1 480	1 480
Résultat de l'exercice	– 12 610	1 331	– 12 751
I. Situation nette totale	18 524	24 799	10 717
Autres fonds propres : avances conditionnées	350	345	421
II. Autres fonds propres	350	345	421
Provisions pour risques et charges	197	152	203
III. Provisions pour risques et charges	197	152	203
Dettes financières :			
Emprunts et dettes auprès des établissements de crédit	185	290	300
Emprunts et dettes financières divers et associés	225	290	312
Dettes d'exploitation :			
Dettes fournisseurs et comptes rattachés	2 524	2 671	3 001
Dettes fiscales et sociales	4 290	2 962	4 340
Dettes diverses :			
Autres dettes	144	55	107
Produits constatés d'avance	812	345	786
IV. Dettes	8 180	6 613	8 846
Total passif	27 251	31 909	20 187

II. — Compte de résultat.
(En milliers d'euros.)

	2001	2000	2000 Pro forma
Ventes de marchandises	743	2 149	2 289
Production vendue : services	23 876	13 533	20 442
Chiffre d'affaires net	24 619	15 682	22 731
Production stockée		– 16	– 16
Production immobilisée	836	388	392
Subvention d'exploitation	52	44	45
Reprises sur amortissements et provisions, transferts de charges	286	264	291
Autres produits	62	5	51
Total produits d'exploitation	25 855	16 367	23 494
Achats de marchandises	539	877	936
Autres achats et charges externes	5 365	4 494	5 906
Impôts, taxes et versements assimilés	567	279	353
Salaires et traitements	10 853	6 076	8 890
Participation des salariés (*)		67	139
Charges sociales	4 909	2 675	3 924
Dotations d'exploitation :			
Sur immobilisations :			
Amortissements et provisions	865	517	606
Sur actifs circulants :			
Dotation aux provisions	256	61	330
Pour risques et charges :			
Dotation aux provisions	38	10	48
Autres charges	19	8	32
Total des charges d'exploitation	23 411	15 064	21 164
Résultat d'exploitation	2 444	1 303	2 330
Bénéfice attribué ou perte supportée	– 77	21	21
Produits financiers des participations	46		
Autres intérêts et produits assimilés	30	1	5
Reprises sur provisions et transferts de charges	59		
Différences de change	10	9	9
Produits nets sur cessions de valeurs mobilières de placement	43	833	864
Total des produits financiers	188	843	878
Dotations financières sur amortissements et provisions	277	161	196
Intérêts et charges assimilées	119	38	38
Différences négatives de change	3		
Charges nettes sur cessions de valeurs mobilières de placement		74	74
Total des charges financières	399	273	308
Résultat financier	– 211	570	570
Résultat courant avant impôts	2 156	1 894	2 921
Produits exceptionnels :			
Sur opérations de gestion	146		
Sur opérations en capital	1		11
Total des produits exceptionnels	147	0	11

File n° 82-5065

(13)

Exhibit 13

BALO Notice of April 26, 2002, regarding the publication of net sales revenues for the first quarter of 2002

Xbalot 2002

: d'augmentation des salaires	0,50 % à 2 % selon la population concernée
: de charges sociales	40 à 42 %

2. Intégration fiscale. — La société Camaieu S.A. a opté début 1999 pour [ré]gime de l'intégration fiscale avec sa filiale la société Camaieu Interna[tiona]l.

3. Résultat par action :

	2001	2000
Nombre d'actions	6 060 204	6 060 204
Résultat d'exploitation par action	6,36 €	5,30 €
Résultat net PG par action	3,89 €	3,43 €

IV. — **Tableau de flux de trésorerie.**

	31/12/01	31/12/00
Flux de trésorerie liés à l'activité :		
Résultat net	23 598	20 761
Elimination des charges et produits sans incidence sur la trésorerie ou non liés à l'activité :		
Opérations de cession d'actifs immobilisés	258	– 462
Amortissements et provisions	9 241	6 535
Variation des impôts différés	452	– 1 066
Marge brute d'autofinancement	33 549	25 768
Variation du besoin en fonds de roulement lié à l'activité	– 1 969	2 339
Flux net de trésorerie généré par l'activité	31 580	28 107
Flux net de trésorerie lié aux opérations d'investissement :		
Acquisitions d'immobilisations	– 25 635	– 36 315
Cessions d'immobilisations	231	4 252
Flux de trésorerie liés aux opérations d'investissement	– 25 404	– 32 063
Flux de trésorerie liés aux opérations de financement :		
Variation de capitaux propres consolidés et minoritaires	182	128
Remboursement d'emprunts/établissements crédit	– 10 520	– 8 774
Nouveaux emprunts/établissements crédit	12 000	19 248
Dividendes mis en paiement	– 3 917	0
Remboursement d'emprunts obligataires	0	– 11 723
Augmentation de capital par remboursement obligations	0	11 723
Flux net de trésorerie lié aux opérations de financement	– 2 255	10 602
Variation de trésorerie	3 921	6 646
Trésorerie d'ouverture	47 844	41 198
Trésorerie de clôture	51 765	47 844

16746

CAP GEMINI SA

Société anonyme au capital de 1 001 954 048 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris — APE : 741 J.
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires comparés (hors taxes).
(En millions d'euros.)

	2002	2001	Variation
1°) Société mère :			
Premier trimestre	47	44	5,3 %
2°) Groupe consolidé :			
Premier trimestre	1 873	2 214	(1) – 15,4 %

(1) La croissance par rapport au chiffre d'affaires du groupe en 2001 est de – 15,4 % au premier trimestre à taux courant et de – 15,3 % à taux et périmètre constants.

17194

CASTORAMA DUBOIS INVESTISSE[MENTS]

Société en commandite par actions au capital de 157 [illegible]
Siège social : Zone Industrielle, 59175 Templemars.
316 701 416 R.C.S. Lille. — APE : 741 J.
Exercice social : du 1er février au 31 janvier.

Documents comptable annuels provisoires.

A. — Comptes consolidés.

I. — **Bilan consolidé au 31 janvier 2002.**
(En millions d'euros.)

Actif	Notes	2001	2000
Ecarts d'acquisition	11	206	[illegible]
Immobilisations incorporelles	12	370	[illegible]
Immobilisations corporelles	13	2 382	[illegible]
Immobilisations financières	14	47	[illegible]
Titres mis en équivalence	15	13	[illegible]
Actif immobilisé		3 018	2 487
Stocks	16	1 563	1 413
Créances d'exploitation	17	333	413
Autres créances et comptes de régularisation	18	467	[illegible]
Titres de placement	19	16	15
Disponibilités		137	120
Actif circulant		2 516	2 196
Total actif		5 534	4 683

Passif	Notes	2001	2000
Capital		158	150
Primes		808	793
Réserves et résultat consolidés		1 304	959
Autres			
Capitaux propres part du groupe		2 270	1 902
Intérêts minoritaires		33	27
Capitaux propres de l'ensemble consolidé	20	2 303	1 929
Provisions pour risques et charges	21	38	34
Emprunts et dettes financières	22	1 279	1 147
Dettes fournisseurs et comptes rattachés		1 294	1 033
Autres dettes et comptes de régularisation	23	620	540
Total passif		5 534	4 683

II. — **Compte de résultat consolidé.**
(En millions d'euros.)

	Notes	2001	2000
Chiffre d'affaires	4	9 520	8 434
Ventes de marchandises		9 426	8 354
Prestations de services		94	80
Coût des ventes	5	– 5 833	– 5 314
Marge commerciale (1)		3 593	3 040
Charges de personnel		– 1 271	– 1 112
Impôts et taxes		– 171	– 154
Autres produits et charges d'exploitation	5	– 1 355	– 1 077
Dotations nettes aux amortissements et provisions	6	– 197	– 154
Résultat d'exploitation	4	693	623
Résultat financier	7	– 21	– 13
Résultat courant des entreprises intégrées		672	610
Résultat exceptionnel	8	– 36	3
Impôt sur les résultats	9	– 209	– 200
Résultat net des entreprises intégrées		427	413

File n° 82-5065

(14)

Exhibit 14

BALO Notice of February 22, 2002, regarding the publication of quarterly net sales revenues for 2001

Pass	
Capitaux propres hors frais pour	59
Capital souscrit	81
Primes d'émission	1 [illegible] 489
Réserves	1 027 889
Ecart de réévaluation	0
Provisions réglementées et subventions investissements	0
Report à nouveau débiteur antérieur	0
Total du passif	24 745 593

Hors bilan	Montant
Engagements donnés :	
Engagements de financement :	2 421 335
Engagements en faveur d'établissements de crédit (hors CA)	0
Engagements en faveur du Crédit agricole	183 000
Engagements en faveur de la clientèle	2 238 335
Engagements de garantie :	306 249
Engagements d'ordre d'établissements de crédit (hors CA)	2 241
Engagements d'ordre du Crédit agricole	49 959
Engagements d'ordre de la clientèle	254 049
Engagements sur titres :	0
Titres acquis avec faculté de rachat ou de reprise	0
Titres à livrer aux entités du Crédit agricole	0
Autres engagements donnés	0
Engagements reçus :	
Engagements de financement :	153 637
Engagements reçus d'établissements de crédit (hors CA)	0
Engagements internes du Crédit agricole	153 637
Engagements reçus de la clientèle	0
Engagements de garantie :	2 786 549
Engagements reçus d'établissements de crédit (hors CA)	55 174
Engagements internes du Crédit agricole	891 257
Engagements reçus de la clientèle	1 840 118
Engagements sur titres :	0
Titres vendus avec faculté de rachat ou de reprise	0
Titres à recevoir du Crédit agricole	0
Autres engagements reçus	0

13148

CALL CENTER ALLIANCE

Société anonyme au capital de 1 071 500 €.
Siège social : 40, rue du Colonel Pierre-Avia, 75015 Paris.
394 254 809 R.C.S. Paris.
Exercice social exceptionnel du 1er juillet 2001 au 31 décembre 2001 (6 mois).

Chiffres d'affaires consolidés comparés.
(En milliers d'euros.)

Chiffre réel	2001	2000	Variation
Premier trimestre	13,26	4,89	171 %
Deuxième trimestre	14,75	9,78	50,8 %
Total	28	14,67	90,8 %

12841

CAP GEMINI SA

Société anonyme au capital de 1 001 954 048 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris. — APE : 741 J.
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires comparés (hors taxes).
(En millions d'euros.)

	2001	2000	Variation
1°) Société-mère :			
Premier trimestre	44	27	+ 62,7 %
Deuxième trimestre	120	127	– 5,5 %
Troisième trimestre	56	35	+ 60,0 %
Quatrième trimestre	79	50	+ 58,0 %
Total de l'année	299	239	+ 25,1 %
2°) Groupe consolidé :			
Premier trimestre	2 214	1 079	+ 105,2 %
Deuxième trimestre	2 226	1 532	+ 45,3 %
Troisième trimestre	1 972	2 009	– 1,8 %
Quatrième trimestre	2 004	2 311	– 13,3 %
Total de l'année	8 416	6 931	+ 21,4 %

Il convient de rappeler que le chiffre d'affaires 2000 consolidé ne prend en compte les activités conseil d'Ernst & Young qu'à compter du 23 mai 2000.

A taux de change et périmètre constants, la variation du chiffre d'affaires du quatrième trimestre 2001 est de – 10,2 %, conduisant à une croissance de 0,3 % sur l'exercice 2001.

13160

CASDEN BANQUE POPULAIRE

Société coopérative de banque populaire à capital variable, loi du 13 mars 1917 et textes subséquents.
Siège social : 91, cours des Roches-Noisiel, 77424 Marne-la-Vallée Cedex 02.
784 275 778 R.C.S. Meaux.

Situation au 31 décembre 2001 avant inventaire.
(En milliers d'euros.)

Actif	Montant
Caisse, banques centrales, C.C.P.	5 437
Effets publics et valeurs assimilées	106 194
Créances sur les établissements de crédit	469 032
Opérations avec la clientèle	4 417 772
Obligations et autres titres à revenu fixe	155 180
Actions et autres titres à revenu variable	62 512
Participations et activité de portefeuille	245 838
Parts dans les entreprises liées	190 796
Immobilisations incorporelles	3 705
Immobilisations corporelles	12 255
Autres actifs	18 642
Comptes de régularisation	61 942
Total actif	5 749 305

Passif	Montant
Dettes envers les établissements de crédit	2 800 613
Opérations avec la clientèle	1 437 488
Dettes représentées par un titre	355 798
Autres passifs	40 307
Comptes de régularisation	140 046
Provisions pour risques et charges	8 168
Dettes subordonnées	587 899
Fonds pour risques bancaires généraux	179 800
Capitaux propres hors FRBG	199 186
Capital souscrit	142 942
Réserves	54 354
Provisions réglementées et subventions d'investissement	1 887
Report à nouveau	3
Total passif	5 749 305

Hors bilan	Montant
Engagements donnés :	
Engagements de financement	303 488
Engagements de garantie	4 829 334
Engagements reçus :	
Engagements de garantie	878 243

13123

C.M.T. MEDICAL TECHNOLOGIES, LTD

Société par action au capital de 3 867 278 shekels israéliens.
Matam, Advanced Technology Center, Haifa 31905, Israël.

Chiffres d'affaires comparés (*).
(En millions de dollars.)

	2001	2000	%
Premier trimestre	5,8	4,6	+ 26
Deuxième trimestre	4,9	4,3	+ 14

File n° 82-5065

15

Exhibit 15

Notice in Le Quotidien Juridique of July 3, 2002 regarding the amendment of the statuts of the Company to reduce the Company's issued share capital

118938 - Petites-Affiches

...I DU 1 QUAI DE GRENELLE

Société civile
au capital de 1.600 €
Siège social :
19, rue des Capucines
75001 PARIS
437 908 833 R.C.S. Paris

...vant procès-verbal en date du 3 ... 2002, l'Assemblée Générale Extraor... ...e a pris acte que la SOCIETE FON... ...E D'EVREUX, Gérante, est repré... ...e depuis le 26 Mars 2001 par Mon... Emmanuel DUNAND, Président, ...urant 7, boulevard Marcel-Pour... 92500 RUEIL-MALMAISON, et ...me Françoise BETHOUT, Directeur ...ral, demeurant 4, rue de Norman... ...5460 EZANVILLE, en remplacement ...ladame Marie-Elisabeth LEDOUX ...sionnaire.

...vant procès-verbal en date du 17 ...2002, l'Assemblée Générale Mixte a ...acte que la SOCIETE FONCIERE ...REUX, Gérante, est désormais ...sentée uniquement par Monsieur ...anuel DUNAND, suite à la démis... ...le Madame Françoise BETHOUT de ...nctions de Directeur Général de la ...é, à compter du 7 Juin 2002.

...Mention sera faite au Greffe du ...ibunal de Commerce de PARIS.

118889 - Petites-Affiches

...ORATOIRES MERCK SHARP & DOHME-CHIBRET

Société en nom collectif
au capital de 14.000.000 €
Siège social :
3, avenue Hoche
75008 PARIS
316 331 065 R.C.S. Paris

... termes de l'AGO du 26/06/02 :

...ean Tellier, né le 01/09/50 à Romil... ...Seine (10), de nationalité fran... ...demeurant 38, rue Médéric - 92250 ...renne-Colombes, a été nommé en ... de cogérant et de pharmacien ...nsable en remplacement de M. ... Fradin.

...Cabinet Befec-Price Waterhouse - ...e Guersant - 75017 PARIS, a été ...é en qualité de Cocommissaire ...omptes titulaire,

...acques Denizeau - 11, rue Margue... 75017 PARIS, a été nommé en ... de Cocommissaire aux Comptes ...ant,

... une période de six exercices, soit ...à l'AG qui statuera sur les comptes ...ercice clos le 31/12/07.

...Mention sera faite au R.C.S. de ...ris.

156120 - La Loi

JOUBERT & ASSOCIES
Société d'Avocats
2, avenue Marceau
75008 PARIS

SOCIETE PROJETUD

Société anonyme
au capital de 1.050.000 €
Siège social :
...rue de la Chaussée-d'Antin
75009 PARIS
R.C.S. Paris B 719 831 166

...emblée générale extraordinaire ... du 27 juin 2002, décide de ne pas ...eler les mandats de commissaires ...mptes de la société SALUSTRO ...L et de Monsieur Hubert LUNEAU ...me en remplacement, Monsieur ...ANGE, demeurant 18, cours Les ...s, 94700 MAISONS-ALFORT, en ... de commissaire aux comptes ...s et la société INTECO, 18, Bld ..., en qualité de commissaire aux ...s suppléant.

Pour avis.

175228 - Le Quotidien Juridique

TISCALI BUSINESS

Société anonyme
au capital de 13.500.000 €
Siège social :
1, rond-point Victor-Hugo
92130 ISSY-LES-MOULINEAUX
419 911 375 R.C.S. Nanterre

Aux termes d'une délibération en date du 18 avril 2002, le conseil d'administration de la société susvisée d'une durée de 99 ans, ayant pour objet social l'étude, le développement, la création, l'exploitation et la commercialisation de services permettant d'offrir des services d'accès à internet, a décidé de transférer son siège social au **10, rue Fructidor, 75017 PARIS**, à compter de cette date. L'article 4 des statuts a, en conséquence, été modifié.

En conséquence, la Société fera l'objet d'une immatriculation auprès du R.C.S. de PARIS désormais compétent à son égard.

Aux termes des mêmes délibérations, il a été pris acte de la démission de la société WORLD ONLINE INTERNATIONAL BV de ses fonctions d'administrateur.

Pour avis.

175233 - Le Quotidien Juridique

LORMAFER

Société anonyme
au capital de 762.246 €
Siège social :
31, avenue Franklin-Roosevelt
75008 PARIS
R.C.S. Paris 362 800 211

Aux termes d'un procès-verbal d'une assemblée générale du 19/06/01, il a notamment été décidé de :

— révoquer Monsieur Luc LE FORMAL de son poste d'administrateur de la société LORMAFER,

— nommer en qualité de cocommissaire aux comptes le Cabinet MAZARS ET GUERARD, 125, rue de Montreuil, 75011 PARIS, pour une durée de six exercices à savoir jusqu'à l'issue de l'assemblée générale appelée à statuer sur les comptes de l'exercice clos en 2006,

— nommer en qualité de commissaire aux comptes suppléant Madame Odile COULAUD, demeurant 125, rue de Montreuil, 75011 PARIS, pour une durée de six exercices à savoir jusqu'à l'issue de l'assemblée générale appelée à statuer sur les comptes de l'exercice clos en 2006.

156098 - La Loi

PARNASSA - PY

LA PEAUSSERIE DES YVELINES
Société à responsabilité limitée
au capital de 7.622,45 €
Siège social :
Centre cial Vélizy-Sud
78140 VELIZY-VILLACOUBLAY
Au lieu et place du :
5, rue Tracy
75002 PARIS
R.C.S. Versailles B 415 247 352

L'Assemblée Générale Extraordinaire du 29/03/02 décide de transférer le siège à compter du 01/04/02, au **Centre Commercial VELIZY SUD, 78140 VELIZY-VILLACOUBLAY**, au lieu et place du 5, rue Tracy, 75002 PARIS.

Les statuts ont été modifiés en conséquence.

Objet : la fabrication, la vente en gros, demi-gros, détail de prêt-à-porter, fourrure, peau, hommes, femmes, enfants, maroquinerie et accessoires de mode.

Durée : 99 ans à compter de l'immatriculation au R.C.S.

Dépôt légal au R.C.S. de PARIS.

175260 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.004.845.904 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

Aux termes d'une attestation du Président du Conseil d'Administration en date du 25 juin 2002, il a été constaté la réduction du capital social d'une somme égale au multiple de valeur nominale de 8 euros par actions par le nombre d'actions annulées, 237.352, soit une réduction nominale de capital de 237.352 × 8 = 1.898.816 euros. Il a été attesté que l'annulation de 237.352 actions Cap Gemini est définitivement réalisée, le nombre d'actions composant le capital s'élève donc à 125.605.738 − 237.352 = 125.368.386, le montant du capital s'élevant à 1.002.947.088 euros, divisé en 125.368.386 actions de 8 euros chacune.

L'article 6 des statuts a été modifié en conséquence.

Mention en sera faite au Registre du Commerce et des Sociétés de PARIS.

Pour avis : Le Président.

118765 - Petites-Affiches

ARTE CHARPENTIER ET ASSOCIES

Société anonyme d'architecture
au capital de 300.000 €
Siège social :
51, rue de Seine
75006 PARIS
R.C.S. Paris 388 872 145

Aux termes d'une Assemblée Générale Ordinaire Annuelle en date du quatorze juin deux mille deux,

— Monsieur Jean-François MECHAIN, né le 12 février 1948 à MONTARGIS (45), domicilié au 36, rue Abel-Hovelacque - 75013 PARIS,

a été nommé en qualité de nouvel administrateur de la S.A. ARTE CHARPENTIER ET ASSOCIES ;

— Monsieur Andrew HOBSON, né le 5 septembre 1956 à LONDRES (Royaume-Uni), domicilié au 33, rue Brochant - 75017 PARIS,

a été nommé en qualité de nouvel administrateur de la S.A. ARTE CHARPENTIER ET ASSOCIES.

Pour avis.

118977 - Petites-Affiches

Cabinet Schmitt & Associés
Société d'Avocats
30, avenue Franklin-D.-Roosevelt
75008 PARIS

AU CHAI DE L'ABBAYE

Société anonyme
au capital de 42.685,73 €
Siège social :
26, rue de Buci
75006 PARIS
572 199 420 R.C.S. Paris

1 - L'Assemblée Générale Extraordinaire du 27 juin 2002 a nommé en qualité de Commissaire aux comptes suppléant, Monsieur Alain CHEVAL, demeurant à PARIS (75012), rue de Picpus, n° 92 bis, en remplacement de la Société OREX AUDIT, démissionnaire.

2 - Le Conseil d'Administration du 27 juin 2002 a décidé que la direction générale de la Société sera assumée par le Président du Conseil d'administration, Monsieur Bernard SEGUIS, demeurant à PARIS (75007), boulevard Raspail, n° 35.

Pour avis,
Le Conseil d'Administration.

156128 - La Loi

PHARMALEADS

Société anonyme
au capital de 40.000 €
Siège social :
16, avenue de Bouvines
75011 PARIS
434 136 891 R.C.S. Paris

Aux termes des décisions de l'A.G.M. en date du 25 juin 2002, il a été décidé :

— La poursuite de l'activité de la Société par application de l'article L. 225-248 du Nouveau Code de Commerce.

Aux termes des délibérations du Conseil d'administration en date du 25 Juin 2002, les administrateurs ont décidé, dans le cadre de l'application de la loi NRE, d'opter pour le cumul des fonctions de Président du Conseil d'administration et de Directeur Général. En conséquence, Madame Marie-Claude FOURNIE ZALUSKI, assumera sous sa responsabilité la Direction Générale de la Société.

La modification sera faite au R.C.S. de PARIS.

Pour avis.

118985 - Petites-Affiches

ALSTOM

Société anonyme
au capital de 1.292.324.754 €
Siège social :
25, avenue Kléber
75116 PARIS
389 058 447 R.C.S. Paris

Augmentation de capital par émission de 66.273.064 actions nouvelles de 6 €, représentant l'augmentation de capital par souscription ouverte du 4 juin 2002 au 17 juin 2002 inclus de 1.292.324.754 € à 1.689.963.138 €.

AVIS DE REPARTITION

Les actions restant disponibles après exercice du droit de souscription à titre irréductible réservé aux actionnaires sont réparties entre les souscripteurs à titre réductible selon le coefficient de 23,1646246 % calculé sur le nombre de droits appuyant la souscription faite à titre irréductible sans tenir compte des fractions et sans que l'attribution puisse être supérieure à la quantité d'actions demandées à titre réductible.

118824 - Petites-Affiches

SOCIETE COMMERCIALE AUTOMOBILE

Société anonyme
au capital de 3.912.800 €
Siège social :
75, avenue de la Grande-Armée
75016 PARIS
302 475 041 R.C.S. Paris

L'Assemblée Générale Ordinaire et Extraordinaire du 13 juin 2002 a :

— Réduit le capital social de 3.912.800 Euros pour le ramener à zéro ;

— Augmenté le capital d'un montant de 3.912.800 Euros par l'émission de 244.550 actions nouvelles de 16 Euros chacune. Cette augmentation a été réalisée le 21 juin 2002.

En conséquence, la société a procédé à une reconstitution de ses capitaux propres au moins égale à la moitié du capital social.

Mention en sera faite au R.C.S. de PARIS.

Pour avis,
Le Conseil d'Administration.

File n° 82-5065

(16)

Exhibit 16

Notice in Le Quotidien Juridique of May 3, 2002 regarding the amendment of the statuts of the Company to increase the Company's issued share capital following the exercise of stock options of the Company.

173591 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.004.845.904 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

AUGMENTATION DE CAPITAL

Le Conseil d'Administration du 24 avril 2002 a constaté qu'entre le 1er janvier 2002 et le 31 mars 2002, 361.482 actions de 8 euros de nominal ont été souscrites à la suite de levées d'options de souscription d'actions de la société.

Le capital social est ainsi porté de 1.001.954.048 euros à 1.004.845.904 euros divisé en 125.605.738 actions de 8 euros chacune.

L'article 6 des statuts a été modifié comme suit :

ARTICLE 6 - **Capital social**

Ancienne mention

Le capital social est fixé à 1.001.954.048 euros et divisé en 125.244.266 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Nouvelle mention

Le capital social est fixé à 1.004.845.904 euros et divisé en 125.605.738 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Le Président
du Conseil d'Administration.

112930 - Petites-Affiches

AUX COULEURS DE FRANCE

Société à responsabilité limitée
au capital de 8.000 €
Siège social :
255, rue du Faubourg-Saint-Antoine
75011 PARIS
401 419 551 R.C.S. Paris

Aux termes de l'Assemblée Générale du 28 Décembre 2001, les associés ont notamment décidé :

— De procéder à une augmentation de capital de 12.000 €, pour porter le capital de 8.000 € à 20.000 €, par incorporation de la réserve facultative et de la réserve spéciale à due concurrence, par la création de 750 parts nouvelles de 16 € chacune, attribuées gratuitement aux associés, à raison de 3 parts nouvelles pour 2 parts anciennes ;

— de modifier en conséquence l'article 7 des statuts afférent au " CAPITAL SOCIAL " qui est désormais libellé de la manière suivante, à savoir :

ARTICLE 7 - **Capital social**

Le capital social est fixé à la somme de 20.000 € (VINGT MILLE EUROS) et divisé en 1.250 parts de 16 € chacune, entièrement souscrites et libérées, et attribuées aux associés, en proportion de leurs apports et de leurs droits (au lieu de 8.000 € divisé en 500 parts de 16 € chacune).

LA GERANCE.

112876 - Petites-Affiches

LABORATOIRES DECLEOR S.A.

Société anonyme
au capital de 4.400.000 €
Siège social :
31, rue Henri-Rochefort
75017 PARIS
784 145 187 R.C.S. Paris

L'AGM du 08.01.2002 a nommé en qualité d'administrateur la société SHISEIDO EUROPE, société anonyme au capital de 190.335.000 Euros, dont le siège social est 11, rue du Fg-Saint-Honoré, 75008 PARIS, immatriculée sous le n° 378 234 595 R.C.S. PARIS, en remplacement de M. Ryoichi HARA, administrateur démissionnaire.

112909 - Petites-Affiches

L'AIDE AUDITIVE BERNARD AZEMA

Société anonyme
au capital de 220.240 €
Siège social :
230, rue du Faubourg-Saint-Honoré
75008 PARIS
317 144 004 R.C.S. Paris

Suivant décision de l'assemblée générale extraordinaire en date du 11 mars 2002, il résulte que la société GROUPE L'AIDE AUDITIVE, société anonyme au capital de 220.000 €, dont le siège est situé à PARIS (75008), 230, rue du Faubourg-Saint-Honoré, R.C.S. PARIS 378 995 120, représentée par Danièle AZEMA, demeurant à PARIS (75004), 19, boulevard Henri-IV, a été nommée administrateur en remplacement de Monsieur Jean AZEMA, démissionnaire.

Suivant délibération du conseil d'administration en date du 11 mars 2002, il résulte que :

— Bernard AZEMA, demeurant à PARIS (75004), 19, boulevard Henri-IV, a été nommé en qualité de Président du conseil d'administration et de Directeur général,

— Alain STEFANI, demeurant à SCEAUX (92330), 2, rue des Pépinières, a été nommé en qualité de directeur général délégué.

112783 - Petites-Affiches

SOCIETE GLOBAL SOLUTION CONSEIL

Société anonyme
au capital de 38.125 €
Siège social :
56, rue de Rome
75008 PARIS
439 294 414 R.C.S. Paris

Aux termes d'une délibération en date du 22 mars 2002, l'Assemblée Générale Ordinaire a nommé Madame Odile JARRIGE, demeurant 59, rue de Billancourt, 92100 BOULOGNE, en qualité de nouvel administrateur de la Société, pour une période d'une année qui prendra fin à l'issue de l'Assemblée Générale Ordinaire des actionnaires à tenir dans l'année 2003 pour statuer sur les comptes de l'exercice clos le 31 décembre 2002.

Suivant délibération en date du 22 mars 2002, le Conseil d'Administration a décidé :

— d'élire comme Président du Conseil d'Administration et Directeur Général, Monsieur Eric JARRIGE, demeurant 18 bis, rue des Acacias, 91430 Igny, en remplacement de Monsieur Yann ABDELLI, démissionnaire.

Pour avis,
Le Conseil d'Administration.

112777 - Petites-Affiches

HVB REAL ESTATE CAPITAL FRANCE S.A.

Société anonyme à directoire
et conseil de surveillance
au capital de 22.105.107,50 €
Siège social :
38, avenue de l'Opéra
75002 PARIS
304 634 470 R.C.S. Paris

Aux termes de l'Assemblée Générale Extraordinaire du 18 avril 2002 tenue au siège de la société HVB Real Estate Capital France S.A., il a été adopté à l'unanimité par le vote des actionnaires se prononçant en Assemblée Générale Extraordinaire, une résolution décidant de mentionner dans les statuts, le capital social de la société en euros et de supprimer la mention statutaire de la valeur nominale des actions de la société.

173573 - Le Quotidien Juridique

SOCIETE D'INVESTISSEMENTS IMMOBILIERS ET FINANCIERS

SIIF

Société en nom collectif
au capital de 15.200 €
Siège social :
68, rue de Villiers
92300 LEVALLOIS-PERRET
313 924 219 R.C.S. Nanterre

Suivant décision du gérant en date du 29 mars 2002, le siège social a été transféré à compter de ce jour du 68, rue de Villiers, 92300 LEVALLOIS-PERRET au **147, rue Marcadet, 75018 PARIS.**

Modification corrélative des statuts.

Comme conséquence de ce transfert, la société fera l'objet d'une immatriculation au Registre du Commerce et des Sociétés de Paris désormais compétent à son égard.

Conformément aux dispositions de l'article 289 du décret du 23 mars 1967, il est précisé que la société a pour objet :

Directement ou indirectement en France et à l'étranger tant pour elle-même que pour le compte de tiers, toutes opérations, transactions, exploitation, aménagement, transformation, achats.

Sa **durée** est de 99 années ; elle prendra fin le 24 septembre 2077.

112780 - Petites-Affiches

SA IMPRIMERIE B.M.

Société anonyme
au capital de 38.112 €
Siège social :
172, rue Charonne
75011 PARIS
Paris B 784 469 298

Par AGE en date du 25.03.02, il a été décidé de convertir le capital social en euros, de l'augmenter pour le porter de 38.112,25 euros à 38.200 euros, par incorporation d'une somme de 87,75 euros prélevée sur les capitaux propres et de supprimer la mention dans les statuts de la valeur nominale des actions.

Les statuts ont été modifiés en conséquence.

Ancienne mention

Capital social : 38.112,25 euros.

Nouvelle mention

Capital social : 38.200 euros.

Il a aussi été décidé de transférer le siège social du 3 bis, passage Etienne-Delaunay, 75011 PARIS, au **172, rue Charonne, 75011 PARIS**, à compter du 30 juin 1999, et de modifier en conséquence l'article 4 des statuts.

Pour avis,
Le Conseil d'Administration.

173566 - Le Quotidien Juridique

SCI
LA RIVE DU MILLENAIRE

LRDM

Société civile immobilière
au capital de 152,45 €
Siège social :
44, rue d'Estienne-d'Orves
91370 VERRIERE-LE-BUISSON
424 156 073 R.C.S. Evry

L'assemblée générale extraordinaire en date du 20/04/02 a décidé :

— de transférer le siège social au **44, rue de Laborde, 75008 PARIS**, à compter du même jour ;

— une augmentation du capital de 14.848 Euros par apports en numéraire. Le capital social est fixé à 15.000 Euros.

Objet : L'acquisition, la gestion et la vente de biens immobiliers.

Durée : 99 ans.

La société sera désormais immatriculée au R.C.S. de PARIS.

112826 - Petites-Affiche

MONTE PASCHI ASSURA (FRANCE)

Société anonyme
au capital de 76.225 €
Siège social :
96, avenue Raymond-Poin
75116 PARIS
342 619 046 R.C.S. Pari

L'AGO du 19.04.2002 a décidé mer pour une durée de six jusqu'à l'Assemblée générale de 2008 qui statuera sur les co l'exercice social de 2007 :

— **Commissaire aux comp laire :**

- KPMG SA - 2 bis, rue de 92300 LEVALLOIS-PERRET.

— **Commissaire aux compl pléant :**

- M. Pascal BROUARD - Valmy, 92923 PARIS-LA C CEDEX.

Les mandats de BEFE WATERHOUSE, commissaire comptes titulaire et de M. ETIENNE, commissaire aux suppléant n'ont pas été renouv mandats venant à expiration.

Po

112834 - Petites-Affiche

TECHNOLOGIES MULTI SOU

TMS

Société anonyme
au capital de 1.219.592,14
Siège social :
129, rue de l'Université
75007 PARIS
342 086 212 R.C.S. Pari

Réunis en CA le 06/02/02, les trateurs ont pris acte de la démi A.C.M. - AUDIT CONSEIL ET M MENT - SARL de son ma Commissaire aux Comptes tit nommé en remplacement M. TUBIANA, préalablement co aux comptes suppléant.

Réunis en AGE le 25/02/02, le naires ont :

— nommé administrateur Mr KOSKAS, 15, allée de Clichy, S Raincy, en remplacement d Catherine COHEN-GANOUNA, sionnaire ;

— augmenté le capital de 60. pour le porter à 1.280.000 €, p poration de réserves et élévati valeur nominale des actions, et les articles 6 et 7 des statuts.

Mention sera faite au R Paris.

154310 - La Loi

SOCIETE CIVILE IMMOBI ST ANASTASE

Société civile
au capital de 1.524,49 €
Siège social :
4, rue Saint-Anastase
75004 PARIS
326 346 632 R.C.S. Paris

Aux termes d'une délibération du 31 mars 2002, l'Assemblée Ordinaire a nommé :

Madame Françoise BOR demeurant à 75003 PARIS, 4, Ru Anastase, en qualité de gérante pour une durée non limitée, en cement de Monsieur Henri BOR démissionnaire.

L'article 15 des statuts a été m conséquence.

Modification sera faite a du Tribunal de commerce de

Pou
La Gé

File n° 82-5065

17

Exhibit 17

Notice in Le Quotidien Juridique of March 8, 2002 regarding the amendment of the statuts of the Company to increase the Company's issued share capital

107982 - Petites-Affiches

SAINT OUEN II

;ociété à responsabilité limitée
au capital de 8.000 €
Siège social :
53, rue de Turbigo
75003 PARIS
R.C.S. Paris B 421 986 860

termes d'une AG en date du 30)00, les associés ont décidé :

de convertir le capital social en le montant du capital converti ınt à 8.000 €,

le transférer le siège social du 54, ienne-Marcel à Paris (2ème) au **53, Turbigo à PARIS (3ème),**

le modifier en conséquence les 4 et 7 des statuts,

le poursuivre l'activité malgré la de plus de la moitié du capital et de ne pas dissoudre la société ticipation.

Mention au R.C.S. de Paris.

107862 - Petites-Affiches

SERIP

ciété à responsabilité limitée
au capital de 10.000 €
Siège social :
138, boulevard Pereire
75017 PARIS
414 785 048 R.C.S. Paris

ulte du procès-verbal de l'Assem-Générale Extraordinaire du 12 2002 que le capital social a été ıté de 2.377,55 € par élévation du l' des parts, libéré intégralement éraire ou par compensation avec ances liquides et exigibles sur la ce qui entraîne la publication ntions suivantes :

Ancienne mention
al social : 7.622,45 €.
Nouvelle mention
al social : 10.000 €.

La Gérance.

107958 - Petites-Affiches

OPINION-WAY

ciété par actions simplifiée
au capital de 62.775 €
Siège social :
59, rue de Richelieu
75002 PARIS
430 126 789 R.C.S. Paris

ılte :

la décision du Président en date nvier 2002,

certificat de dépôt des fonds en 15 février 2002,

la décision du Président en date vrier 2002,

capital social de la société a été é d'une somme de 2.626 € par ın de 2.626 actions nouvelles de valeur nominale chacune, pour é à 65.401 €.

ticles 6 et 7 des statuts ont été en conséquence.

07868 - Petites-Affiches

DOM'AUTO

iété à responsabilité limitée
ıu capital de 7.622,45 €
Siège social :
3-26, quai des Célestins
75004 PARIS
C.S. Paris B 403 088 883

O du 04/10/2001, Madame Véro-hristiane BERNAZ, demeurant ue Jean-Baptiste-Sémanaz, LE IT-GERVAIS (93310), a été nom-ınt en remplacement de Mon-n CADRO, démissionnaire.

Pour extrait, le gérant.

172297 - Le Quotidien Juridique

BOSSA NOVA

Société anonyme
au capital de 38.250 €
Siège social :
23, rue des Grands-Augustins
75006 PARIS
353 092 539 R.C.S. Paris

L'assemblée générale extraordinaire en date du 26 Octobre 2001 a décidé :

— statuant en application de l'article L. 225-248 du Nouveau Code de Commerce a décidé qu'il n'y avait pas lieu à dissolution anticipée de la société,

— la mise en harmonie des statuts avec la loi 2001-420 du 15 Mai 2001 dite loi NRE.

Mention en sera faite au Registre du Commerce et des Sociétés de PARIS.

Pour avis :
LE CONSEIL D'ADMINISTRATION.

172279 - Le Quotidien Juridique

LEDRU PRESS

Société à responsabilité limitée
au capital de 250.000 F
Siège social :
108, avenue Ledru-Rollin
75011 PARIS
R.C.S. Paris B 431 549 047

Aux termes d'une assemblée générale extraordinaire du 31 décembre 2001, il a été décidé :

1) de convertir en euros le capital social aboutissant à un capital de 38.112,25 €,

2) de réduire le capital social d'un montant de 612,25 € pour le ramener de 38.112,25 € à 37.500 €, et d'inscrire cette somme à un compte spécial de réserve indisponible.

Le capital social est fixé à la somme de 37.500 €, divisé en 2.500 parts de 15 € chacune.

107971 - Petites-Affiches

Méditions International

Société à responsabilité limitée
de presse
au capital de 700 €
Siège social :
69, boul[illegible]
7[illegible]
440 39[illegible]

Les associé[illegible] l'assemblée gé[illegible] de la démissi[illegible] DERAY Cathe[illegible] Monsieur Ma[illegible] Décembre 19[illegible] nationalité fr[illegible] Gustave-Gou[illegible] Saint-Hilaire, [illegible] compter du même jour.

Les modifications seront effectuées au R.C.S. de Paris.

La gérance.

107973 - Petites-Affiches

SOCIETE INDUSTRIELLE
ET COMMERCIALE
DE L'OUEST

SICO

Société par actions simplifiée
au capital de 1.208.000 €
Siège social :
4, rue de la Paix
75002 PARIS
306 186 891 R.C.S. Paris

Il résulte des décisions de l'actionnaire unique du 18 janvier 2002 :

— Transfert du **siège social à LE LONGERON (49710), Route de Saint-Aubin.**

Pour avis.

152570 - La Loi

S.A.R.L.
TROLLET Participations

Société à responsabilité limitée
en formation
au capital de 7.623 €
Siège social :
75, rue Lafayette
75009 PARIS

Par AGE du 02/01/2002, les Associés de la Société TROLLET Participations ont décidé de transférer le siège social de ladite Société du 75, Rue Lafayette, 75009 Paris, au **10, Rue Lapeyrère, 75018 PARIS,** à compter du même jour et de modifier en conséquence l'article 4 alinéa 1 des statuts.

Tout dépôt légal sera effectué au Greffe du Tribunal de Commerce de PARIS.

Pour avis, le représentant légal.

172294 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.000.614.208 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

Aux termes de l'extrait du procès-verbal du conseil d'administration en date du 20 Février 2002, il a été décidé d'augmenter le capital social, il est ainsi porté à la somme de 1.001.954.048 € ; il est divisé en 124.244.256 actions de 8 € chacune.

L'article 6 des statuts a été modifié en conséquence.

Mention en sera faite au Registre du Commerce et des Sociétés de PARIS.

Pour avis : LES ACTIONNAIRES.

107881 - Petites-Affiches

GUERRAULT MAINTENANCE

Société à responsabilité limitée
au capital de 28.800 €
Siège social :
75, rue de Lourmel
75015 PARIS
R.C.S. Paris B 423 838 804

[illegible]

02 JUL 29 AM 11:27

152540 - La Loi

France 3 CINEMA

Société anonyme
au capital de 8.500.000 F
Siège social :
7, esplanade Henri-de-France
75907 PARIS CEDEX 15
329 924 963 R.C.S. Paris

Aux termes du procès-verbal de l'assemblée générale extraordinaire du 30 novembre 2001, les actionnaires ont décidé d'exprimer en euros le montant du capital social par application du taux officiel de conversion, puis de le réduire de 816,65 euros pour le ramener de 1.295.816,65 euros à 1.295.000 euros.

L'article 7 des statuts a été modifié en conséquence.

L'inscription modificative sera portée au R.C.S. de PARIS.

107983 - Petites-Affiches

WESTBROOK SAINT OUEN

Entreprise unipersonnelle
à responsabilité limitée
au capital de 8.000 €
Siège social :
53, rue de Turbigo
75003 PARIS
R.C.S. Paris B 421 388 976

Aux termes d'une AG en date du 30 juin 2000, l'associé unique a :

— converti le capital social en euros, le montant du capital converti s'élevant à 8.000 €,

— transféré le siège social du 54, rue Etienne-Marcel à Paris (2ème) au **53, rue de Turbigo à PARIS (3ème),**

— modifié en conséquence les articles 4 et 7 des statuts.

Mention au R.C.S. de Paris.

172295 - Le Quotidien Juridique

A C P FINANCE

Entreprise unipersonnelle
à responsabilité limitée
au capital de 7.622,45 €
Siège social :
21, allée des Eiders
75019 PARIS
R.C.S. Paris B 428 176 077
(1999 B 17.958)

L'assemblée générale extraordinaire en date du 1er FEVRIER 2002 a décidé de transférer le siège à compter de ce jour :

du 21, allée des Eiders, PARIS (75019),

au **61 bis, rue de la Madeleine, 95290 L'ISLE-ADAM.**

Les statuts ont été mis à jour et l'article 4 a été modifié en conséquence.

LA GERANTE.

152574 - La Loi

PEINTECO

Société anonyme
au capital de 330.000 €
Siège social :
72 bis, rue Philippe-de-Girard
75018 PARIS
Paris B 562 056 499

Suivant [illegible]ération du 6 Mars 2002, [illegible] générale extraordinaire des [illegible] a décidé de fixer les dates [illegible] ouverture et de clôture de [illegible] al aux 1er Juillet et 30 Juin, [illegible] de trois mois l'exercice en [illegible] a ainsi exceptionnellement [illegible] quinze mois et de modifier [illegible] s statuts.

Pour avis,
[illegible] conseil d'administration.

File n° 82-5065

18

Exhibit 18

Press releases (from January 8, 2002 to July 2, 2002)

Press Release

Media Contacts
David Schutzman
Cap Gemini Ernst & Young
917/934-8680
david.schutzman@cgey.com

CAP GEMINI ERNST & YOUNG AWARDED 2002 BILLING WORLD EXCELLENCE AWARD FOR INTEGRATION PROJECT OF THE YEAR

Leading IT and management consultancy recognized for its work on behalf of Nextel Communications

BALTIMORE, MD, July 02, 2002 – Telecom Media Networks, an industry practice of Cap Gemini Ernst & Young, one of the largest management and IT consulting firms in the world, was awarded the TeleStrategies *Billing World 2002 Excellence Award for Integration Project of the Year.* The award recognizes Cap Gemini Ernst & Young's work for Nextel Communications, a nationwide wireless carrier, on a large-scale Business Systems Overhaul Project. This marks the second year that Cap Gemini Ernst & Young has received an award for integration excellence at Billing World.

Cap Gemini Ernst & Young's award winning project involved coordination among three countries, six time zones, and an aggressive schedule that encapsulated over two million hours covering order entry, customer care, billing, and activation, and the conversion of over nine million subscribers.

"We are pleased to be recognized for delivering great results for an important client such as Nextel Communications. Helping Nextel implement a strategy to adapt to needs associated with the tremendous growth in its customer base has been one of our most challenging and rewarding projects," said Raf Howery, Cap Gemini Ernst & Young senior manager for the Nextel account.

Due to its tremendous customer growth, Nextel Communications needed to upgrade its business system infrastructure to support its IT needs and accommodate its high growth rate. Cap Gemini Ernst & Young was selected to support multiple system development life cycle (SDLC) functions during this very large implementation to ensure a successful conversion to the new system. Nextel selected Cap Gemini Ernst & Young for its experience in the areas of program management, testing, security and training, along with its experience with Amdocs.

"We have been extremely pleased with the Cap Gemini Ernst & Young and Nextel partnership on this historic project. We asked for a lot and they consistently exceeded our expectations," said Dick Cichanowicz, vice president of Nextel Information Technology.

The Billing World Excellence Awards program is held in conjunction with the TeleStrategies annual billing industry event, which was held in Baltimore this year on June 17-20, 2002. Billing World and OSS Today magazine editors together with noted billing support systems industry experts selected the winners. Cap Gemini Ernst & Young also received the "Systems Integrator of the Year" honor at the Billing World show in June 2001.

About Nextel Communications

Nextel Communications Inc., based in Reston, Va., is a leading provider of fully integrated wireless communications services and has built the largest guaranteed all-digital wireless network in the country covering thousands of communities across the United States. Nextel and Nextel Partners, Inc., currently serve 197 of the top 200 U.S. markets. Through recent

systems integration, and technology development, design and outsourcing capabilities on a global scale to help businesses continue to implement growth strategies and leverage technology in the new economy. The organization employs some 56,500 people worldwide and reports 2001 global revenues of more than 8.4 billion euros. More information about individual service lines, offices and research is available at www.cgey.com

Telecom Media Networks, an industry practice of Cap Gemini Ernst & Young group, focuses on the systems integration and consulting needs of communications service providers worldwide. More information is available at www.cgey.com/tmn

# # #

Press Release

Paris, June 27, 2002

Media Contacts
Philippe Guichardaz
+33 (0)1 47 54 50 45

LAUNCH OF THE "LEAP!" TRANSFORMATION PROGRAMME

The Cap Gemini Ernst & Young Group is launching a transformation programme aimed at adapting its organization to the new market conditions.

This plan, named "LEAP!", revolves around four axes: the motivation of people (**L**eadership), sales development (**E**xpansion), simplification of operations structures (**A**lignment) and business portfolio management and productivity (**P**ortfolio & Productivity Management).

A NEW ORGANIZATION ADAPTED TO A CHANGING MARKET

Between 1995 and 2000, companies were rapidly and heavily investing in IT (Year 2000, euro, Internet...). They are now giving priority to making those investments profitable. Although the market still demands consulting and IT services, these sectors are experiencing a different kind of price and competitive dynamics, in particular with strong price pressure in IT services.

The Group, which has already streamlined its budget and reporting processes, is now launching a simplification of its organization, aimed in particular at energizing its sales activity in its 3 main markets: consulting, IT and outsourcing.

Simplifying the operational approach will enable better skills management in line with appropriate economic models while developing the Group's capacity to deploy those skills for its clients. This new organization should lead to trimming non client-facing headcount, up to 3,000 positions. The Group will strive to provide sales or delivery positions for most of the people concerned.

Beyond the implementation of these new organization principles, the LEAP! program will aim to boost our sales, remotivate people and reinforce our productivity and cost reduction efforts.

A NEW TEAM

To implement this transformation, Paul Hermelin, Group Chief Executive Officer (C.E.O.), is empowering a new generation of managers and restructuring the Group's leadership team with the appointment of a Chief Operating Officer (C.O.O.), Alexandre Haeffner, and the implementation of a reduced Executive Committee.

This new generation is particularly well represented by the appointment of Mark Hauser at the helm of North America, Paul Spence in the United Kingdom & Ireland and Paul Thorley in Asia Pacific. The corporate management team is strengthened by Paul Cole, who will become Sales Director and Head of the "LEAP!" program, and John McCain, former member of the Executive Committee of EDS and, as of October 1st, 2002, Deputy to Alexandre Haeffner.

In addition, in order to reach 2002 utilization rate objectives (73%), an immediate headcount reduction is being carried out to enable short-term operating margin recovery. This involves 2,500 positions, mainly in the telecoms and financial services sectors.

The combination of these actions, together with the "LEAP!" programme, will enable CGE&Y to restore profitability and market success.

oOo


News and Events

PR1414
10th June 2002

New Computer-Based Service Will Improve the Efficiency and Responsiveness of Britain's Defence Fuel Needs

The MoD's Defence Fuels Group, which manages fuel supply for Britain's armed forces worldwide, aims to win new efficiencies and improved responsiveness following a £10 million contract with Cap Gemini Ernst & Young UK plc for a new computer-based business service.

The new service, known as the Bulk Fuels Inventory Solution (BFIS), will provide the Defence Fuels Group for the first time with a single, fully integrated system for managing all aspects of the procurement and supply of bulk fuels. It will enable bulk fuels to be managed by a single process rather than the three separate processes currently used by the army, navy and air force.

The contract follows a strategic consulting and technical appraisal exercise by Cap Gemini Ernst & Young, who will be responsible for designing and implementing the service and then providing on-going support services, including the applications and IT infrastructure on which it is based, for a period of eight years.

Air Commodore Paul Hedges, Director of the Defence Fuels Group, said: 'Key benefits of the new system will include improved cost efficiencies in the procurement, storage and distribution of fuels, greater management control via instant availability of up-to-the-minute data, and a significantly enhanced ability to respond rapidly to the logistics needs of military units deployed on operations at home and abroad.'

The service is scheduled to start in August, following completion by Cap Gemini Ernst & Young of the new IT systems on which it is based.

The technology supporting the new service centres on the SAP R/3 Oil & Gas Industry Solution and will function as a value-added service under the DECS (Defence Electronic Commercial Service) programme, a Public Private Partnership (PPP) development between the MoD and Cap Gemini Ernst & Young that began in July 2000.

Cap Gemini Ernst & Young was awarded the contract because of its existing track record with the MoD's DECS programme, its knowledge of the fuels industry stemming from its Oil & Gas Centre of Excellence, its technical credentials including its global alliance with SAP, its ability to meet the MoD's value-for-money criteria, and its ability to complete projects rapidly and on time. The new system's planned go-live date of August 2002 is 12 months ahead of the MoD's original forecast. Rapid development has been facilitated by the use of prototyping, involving input and feedback from MoD users.

The outsourced BFIS service will run on Compaq network servers under Microsoft Windows 2000, using an Oracle database. The service will be located within the DECS facility at a high security Cap Gemini Ernst & Young data centre near Bristol. The co-located DECS service desk will be enhanced to provide additional support to the 300-plus MoD users of the BFIS service, with a specially installed secure link to Cap Gemini Ernst & Young's SAP Centre of Competence at Wynyard, Teesside.

In addition to its prime role of meeting the requirements of Britain's armed forces, the new Cap Gemini Ernst & Young service will also support the Defence Fuels Group's links to NATO, the US Department of Defense and Britain's other allies.

Mark Porter, Vice-President of Cap Gemini Ernst & Young, said: 'This new contract is a logical but exciting further development of the existing DECS programme, and one of vital importance for Britain's defence capabilities.'

Glenn Lacey, Head of Central Government Practice, SAP UK Ltd, said "The BFIS project offers SAP a marvelous opportunity to work with the UK MOD and Cap Gemini Ernst & Young in the defence logistics arena and we are confident that SAP's Supply Chain Management capabilities will deliver the business benefit required by The Defence Fuels Group".

-ENDS-

For further information please contact:
Emma Giles at Cap Gemini Ernst & Young
Tel: 0870 904 5814 or email: emma.giles@cgey.com

e-mail: DFGcombfispm@dlo.gsi.gov.uk

Notes for Editors
The Defence Fuels Group is part of the MoD Defence Logistics Organisation (DLO), formed on 1 April 2000, and manages centrally the procurement and supply of propulsion fuels, lubricants, and industrial gases for Britain's armed forces. It also provides expert technical advice on a range of deployable Fuel Handling Equipment used in the field and on quality standards for fuel. The DFG is based at West Moors, near Wimborne, in Dorset and is the MoD's centre of excellence for defence fuels support.

The Cap Gemini Ernst & Young Group is one of the largest management and IT consulting organisations in the world. The company offers management and IT consulting services, systems integration, and technology development, design and outsourcing capabilities on a global scale to help businesses continue to implement growth strategies and leverage technology in the new economy. The organisation employs some 56,500 people worldwide and reports 2001 global revenues of about 8.4 billion euros.
More information about individual service lines, offices and research is available at www.cgey.com

About SAP
SAP is the world's leading provider of e-business software solutions. Through the mySAP.com® e-business platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 17,000 companies in over 120 countries run more than 44,500 installations of SAP® software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol "SAP." (Additional information at http://www.sap.com)

Press Release

Sun Microsystems and Cap Gemini Ernst & Young combine world-class experience and expertise for Supply Chain solutions

Media Contacts

Sun Microsystems, Inc.
Ingrid Kambe
(650) 786-4705
Ingrid.Kambe@sun.com

Cap Gemini Ernst & Young
Philippe Guichardaz
+33 (1) 47 54 50 45
philippe.guichardaz@cgey.com

Adaptive Supply Chain Management Solutions Provide Customers with a Future-Ready Solution and Rapid Return on Investment

SANTA CLARA, Calif., and PARIS, France - May 29, 2002 - Sun Microsystems, Inc. and Cap Gemini Ernst & Young (CGE&Y) announced today that they are launching a suite of joint supply chain offerings through their Global Solutions Alliance - including eFulfillment, eSourcing and eCollaboration - with the ability to deliver additional solutions that address customer requirements across the entire supply chain management spectrum. These offerings enable customers worldwide to integrate demand and supply management, automate the procurement process, help negotiate better supplier prices, and improve productivity and speed product time-to-market.

CGE&Y and Sun are building on a successful twelve-year relationship and have together helped hundreds of customers gauge and respond quickly to changes in the market, accelerate return on capital investment, and maintain a competitive advantage. CGE&Y's leading supply chain implementation experience, together with Sun's first-class infrastructure platform, provide a high level of network availability and reliability paired with a low total cost of ownership through single-source acquisition and support to customers in manufacturing, consumer products, retail and distribution.

"This important agreement combines CGE&Y's preeminent global supply chain capability with Sun's powerful platform," said Greg Cudahy, CGE&Y's newly appointed Global Leader for B2B-Supply Chain. "The adaptive supply chain solutions we offer can help companies to prosper in today's volatile business environment through the acceleration of profit improvement."

"Sun and CGE&Y's Global Solutions Alliance represents a commitment of resources from both organizations to help ensure a seamless customer experience and ultimate customer satisfaction," said Darlene Yaplee, vice president of Global System Integrators at Sun Microsystems, Inc. "The strong relationships we're building with systems integration partners like CGE&Y help our customers build flexible architectures that avoid vendor lock-in and help customers maintain their competitive edge."

The solutions are designed to be integratable with new and legacy systems, allowing enterprises to connect to their suppliers, customers and trading partners around the world. Jointly developed offerings will be based on Sun's SunTone^{SM} Architecture Methodology, as well as CGE&Y's Adaptive Architecture approach, methodology and established global B2B-Supply Chain offerings: Sourcing & eProcurement, Logistics & eFulfillment, and Collaborative B2B Solutions.

Both Sun and CGE&Y believe it is important for companies to architect their IT infrastructure to perform to today's standards and expectations, but also have the ability to readily adapt to technology innovation in the future. These CGE&Y/Sun solutions are based on the Sun™ Open Net Environment (Sun ONE) platform, Sun desktop, server and storage systems, and will leverage Sun technical consulting, training and support services. The joint offerings are grounded in Cap Gemini Ernst & Young's Adaptive IT^{SM}

Advanced Development Centers®(ADCs), which are also Authorized iForce Ready Centers, in Menlo Park, Calif.; Irving, Texas; Surrey, UK; Paris and Tokyo. These centers provide a collaborative environment for customers to work with Sun and CGE&Y to build architectural blueprints and proof-of-concept demonstrations to tailor jointly offered solutions to meet their unique environments.

About Sun Microsystems, Inc.

Since its inception in 1982, a singular vision -- "The Network Is The Computer™" -- has propelled Sun Microsystems, Inc. (Nasdaq: SUNW) to its position as a leading provider of industrial-strength hardware, software and services that make the Net work. Sun can be found in more than 170 countries and on the World Wide Web at http://sun.com.

About Cap Gemini Ernst & Young

The Cap Gemini Ernst & Young Group is one of the largest management and IT

consulting organizations in the world. The company offers systems integration, and technology development, design and outsourcing capabilities on a global scale to help businesses continue to implement growth strategies and leverage technology. Early 2002, the organization employed more than 56,500 people worldwide and reported 2001 global revenues of more than 8.4 billion euros. More information about individual service lines, offices and research is available at www.cgey.com.

###

Sun, Sun Microsystems, the Sun logo, iForce and The Network Is The Computer are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and other countries. Advanced Development Center, Accelerated Solutions Environment, and Adaptive IT are trademarks or registered trademarks of CGE&Y.

Press Release

Media Contacts

Philippe Guichardaz
Tel : +33 (1) 47 54 50 45
philippe.guichardaz@cgey.com

Cap Gemini Ernst & Young Appoints Greg Cudahy as Global Director for B2B/Supply Chain

Former Manugistics and Accenture Executive Joins World's Largest Supply Chain Consulting Practice

Paris, FRANCE – May 24, 2002 – Cap Gemini Ernst & Young, one of the leading global management and IT consulting firms in the world, today announced the appointment of Greg Cudahy as Global Director for the B2B/Supply Chain service line. Mr. Cudahy will be based in Atlanta, Georgia, USA, and joins the Group from Manugistics, where he was Executive Vice President, Pricing and Revenue Optimization.

Cudahy will be responsible for managing the largest Supply Chain consultancy in the world (IDC, June 2001) with more than 4,000 dedicated practitioners in North America, Europe, Latin America and Asia/Pacific providing services ranging from supply chain strategy and architecture development, business and technology integration, to full-service process and technology outsourcing.

"Cap Gemini Ernst & Young has created a leading-edge, global supply chain service offering which leverages technology, industry knowledge, and deep supply chain expertise to help companies build adaptive supply chains, and adding an outstanding leader such as Greg to our team will help us capitalize on the opportunity we face with our clients," said Mark Hauser, Cap Gemini Ernst & Young Global Service Line Leader. "Greg has lived or worked in more than 25 countries and has served clients across a variety of industries, and we expect significant growth in this area as clients deal with globalization and industry consolidation."

Cudahy will replace Phil Robers, who is retiring this month after 30 years of exemplary service to Ernst & Young and Cap Gemini Ernst & Young in a variety of leadership roles.

Prior to joining Manugistics, Mr. Cudahy was a Partner in Andersen Consulting's (now Accenture) Supply Chain Management Line of Business responsible for leading the North American practice group. In addition, he served as the firm's Global Supply Chain Lead in the media & entertainment industry. He focused on all aspects of supply chain strategy and operations with particular emphasis on integrated planning, procurement, and fulfillment. In addition to media & entertainment, over his thirteen years in consulting he has served clients in the consumer products, retail, electronics, utilities and services industries.

Cudahy also worked at CSC Index and Deloitte & Touche before joining Andersen Consulting in 1995. He also held managerial and engineering positions at Control Data Corporation and Texas Instruments earlier in his career.

"I am excited to be returning to the consulting arena to work with Cap Gemini Ernst & Young's clients to create adaptive supply chains," Cudahy said. "Companies are competing in a volatile economic environment and find it increasingly difficult to forecast the future performance of their business or marketplace, and Cap Gemini Ernst & Young has a unique point of view to help clients enable their key processes and technology to gauge and respond quickly to changes in the market, consider the best options to use capital, and grow profitability ahead of their competitors."

Cudahy holds an MBA from The Fuqua School at Duke University, a Bachelor's degree in Electrical Engineering/Economics from The University of Dayton, and has pursued graduate studies at The University of California, Los Angeles and The University of International Business & Economics, Beijing, China.

consulting organisations in the world. The company offers management and IT consulting services, systems integration, and technology development, design and outsourcing capabilities on a global scale to help businesses continue to implement growth strategies and leverage technology in the new economy. The organisation employs some 56,500 people worldwide and reports 2001 global revenues of about 8.4 billion euros. More information about individual service lines, offices and research is available at www.cgey.com

Press Release

Paris, May 13, 2002

Media Contacts
Philippe Guichardaz
Tél. +33 1 47 54 50 45

The President of the French Republic has proposed to Mr Frédéric LEMOINE, Group Vice-President and Chief Financial Officer of Cap Gemini Ernst & Young, to join his cabinet as Deputy General Secretary for Economic Affairs.

Given the distinguished nature of this post, which makes it hard to turn down, the Group regretfully accepts Mr Frédéric LEMOINE's resignation.

As this resignation will take effect in the next few days, interim responsibility for Group Finance will be taken by Mr William BITAN, Group Operations Control Director since 1st September, 2001 after over 30 years with SEMA Group where he namely held the post of Chief Financial Officer.

Inspecteur des Finances, Mr Frédéric LEMOINE joined Cap Gemini on 1st January 1998 as Group Director before being appointed Chief Financial Officer two years later. On May 23rd, 2000 he also became Group Vice-President. Prior to joining the Group, he was Deputy Director of the Ministry of Labour and Social Affairs, where he was in charge of co-ordinating the reform of the welfare and hospital systems.

Press Release

First Quarter Revenue for 2002 in line with February indications

Media Contacts
Cap Gemini Ernst & Young
Philippe Guichardaz
Tel : +33 (1) 47 54 50 45
philippe.guichardaz@cgey.com

Paris, April 25, 2002

The Cap Gemini Ernst & Young Group records first quarter consolidated revenue at 1,873 million euros, 15.3% down from the same period last year at constant rates and structure (15.4% at current rates and structure). This decline is limited to 6.5% at constant rates and structure compared to the fourth quarter of 2001, whose level of activity is in general higher than in the first quarter.

The bookings level over the last three months of 2001, the continued price pressure and the capacity adjustments that the Group implemented in 2001 explain this evolution, which is in line with expectations.

The first quarter bookings' target has been exceeded, allowing a significant improvement compared to the last quarter of 2001, with over 3.6 billion euros of new contracts including several large outsourcing deals (in particular Hydro One and Ontario Power Generation in Canada and Werklinq in Holland). It should be noted that the ratio of bookings to revenue for projects and consulting business, which was less than 1 in the last quarter, reached 1.19 for the first quarter of 2002.

The short term outlook therefore leads the Group to expect a stabilization in activity, with the second quarter revenue close to the first quarter's. Some sectors are still in a difficult situation (telecommunications, financial services, high tech...), while others continue to grow (energy & utilities, health, public sector...).

Given the continued price pressure and a utilization rate still below objectives, operating margin for the first half of 2002 will be below the level reached in the second half of 2001.

-end-

Press Release

New alliance between SPL And Cap Gemini Ernst & Young will build on SPL's record of 100% implementation success

Media Contacts

VasMark Group, Inc.
Dr. Gary M. Vasey
(281) 681 8020
Gary@vasmarkgroup.com

SPL WorldGroup, Inc.
Ms. Lori Hobbs
(973) 401 7531
Lori_hobbs@splwg.com

Cap Gemini Ernst & Young
Philippe Guichardaz
Tel : +33 (1) 47 54 50 45
philippe.guichardaz@cgey.com

Morristown, NJ, April 2, 2002 - SPL WorldGroup, the leading provider of customer management solutions to the global energy industry, today announced a strategic implementation alliance with the Cap Gemini Ernst & Young Group (CGE&Y), one of the largest management and IT consulting firms in the world. Under the terms of the agreement, CGE&Y will add SPL's best-of-breed customer management solution, CorDaptix™, to its industry solution portfolio for the utilities sector.

Both SPL and CGE&Y have an extensive history of service to energy companies in regulated and competitive markets worldwide. Under the terms of the alliance, SPL and CGE&Y will combine resources and use pre-built adapters to integrate specific CorDaptix functionality into complex client customer relationship and management systems that facilitate operations across diverse geographies and energy sectors.

Commenting on the announcement, CD Hobbs, CEO, SPL WorldGroup said, "Utility and service companies face increasingly complex challenges to deliver high-quality customer care. The effective and complete business solutions offered by the SPL/CGE&Y alliance will help them meet those challenges by enhancing customer service, satisfaction, and retention."

Success through integration of best-of-breed solutions

The SPL WorldGroup partner programme fosters alliances between SPL and the best complementary product, service and technology providers. Through the programme, the partners combine strengths to offer more value to end-users than any single party could offer alone, enhancing customers' competitive edge now and in the future.

"We are pleased to partner with CGE&Y—one of the world's largest and most respected management consultancies, with a powerful track record in the utilities sector," added Hobbs. "This alliance is of strategic importance to both organisations, building on our respective expertise and core competencies. Most important, it will help a growing list of energy and service companies take advantage of SPL's industry-leading CorDaptix customer management system, which provides the scalability, flexibility and rich functionality companies need to serve current customers and enter emerging markets."

"In these newly de/re-regulated and liberalised markets, energy companies are facing significant challenges," commented *Colette Lewiner, Vice President Global Leader of CGEY Energy&Utilities Global Sector Unit*. "As customers are offered more choice, customer retention and acquisition are key issues. SPL and CGE&Y are working together to provide strategic solutions capable of adapting to fluctuating market demands. The alliance will allow CGE&Y to further enhance its ability to get an implementation up and running very quickly, improving our clients' time to market and return on investment."

-end-

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100 per cent record of successful

SPL's CorDaptix™ represents the next-generation of customer information systems by providing an adaptable customer core. Companies can use plug-ins to adapt this core product rapidly to meet specific business requirements. CorDaptix was formally launched in mid-2001.

For further information visit SPL WorldGroup at www.splwg.com.

About Cap Gemini Ernst & Young Group

The Cap Gemini Ernst & Young Group is one of the largest management and IT consulting organisations in the world. The company offers management and IT consulting services, systems integration, and technology development, design and outsourcing capabilities on a global scale to help businesses continue to implement growth strategies and leverage technology. Early 2002, the organisation employed more than 56,500 people worldwide and reported 2001 global revenues of more than 8.4 billion euros.

More information about individual service lines, offices and research is available at www.cgey.com

More information about individual service lines, offices and research is available at www.cgey.com

Cap Gemini Ernst & Young Energy, Utilities & Chemicals

Cap Gemini Ernst & Young has more than 6,000 dedicated consultants engaged in energy and utilities projects across Europe, North America and Asia Pacific. The group's global sector unit - Cap Gemini Ernst & Young Energy and Utilities - serves the business consulting and information technology needs of more than 80 per cent of the top 30 private and global utilities and all five of the publicly held oil and gas "super majors". For more information visit http://www.cgey.com/utilities.

Contacts:

VasMark Group, Inc.
Dr. Gary M. Vasey
(281) 681 8020
Gary@vasmarkgroup.com

SPL WorldGroup, Inc.
Ms. Lori Hobbs
(973) 401 7531
Lori_hobbs@splwg.com

Cap Gemini Ernst & Young
Philippe Guichardaz
Tel : +33 (1) 47 54 50 45
philippe.guichardaz@cgey.com

Press Release

Belgian Mobile Number Portability Project assigned to Cap Gemini Ernst & Young

Media Contacts

Philippe Guichardaz
Tel : 01 47 54 50 45
Email :
philippe.guichardaz@cgey.com

Brussels, March 21, 2002

Number Portability has been a feature offered by the fixed telephony in Belgium since January 2000. From September 2002 onwards, this facility will also be made available to the customers of all mobile telecom operators. To achieve this, the mobile telecom operators, together with the fixed telecom operators have set up a Non Profit Association (*NPA*). The objective of the Association is to support the overall Number Portability in Belgium.

The NPA has commissioned Telecom Media Networks, an industry practice of Cap Gemini Ernst & Young (*CGE&Y*)* to develop an appropriate data centre, which is to process the transactions with respect to the porting of phone numbers between the telecom operators. The ambitious turnkey project involves the development of the applications, the delivery of all required infrastructure, and the ongoing operation of the database centre afterwards.

By the end of 2002, CGE&Y will take over and integrate the current Fixed Number Portability services into its data centre.

'Creating a centralised automated system that allows for a fast and faultless porting of mobile phone numbers is essential to the further liberalisation of the mobile telecom market here in Belgium', says Mr. E. van Heesvelde, Managing Director of the Belgian Institute for Postal services and Telecommunications (BIPT).

'Under the leadership of BIPT, the introduction of the Number Portability system has been the subject of thorough discussions and extensive consultations between Belgacom Mobile, KPN Orange, Mobistar and the NPA. The contract signature is a rewarding result after the long and in-depth negotiations with the various providers', claims the NPA.

"This contract confirms the trust of the Belgian telecom operators in CGE&Y as a supplier of top quality services. At present, it is a big challenge for CGE&Y to prove its expertise on the basis of its previous experience with similar projects both at home and abroad', declares Luc Peigneux, General Manager Cap Gemini Telecom Media & Networks Belgium.

* The legal entity which has been assigned for the project is Cap Gemini Telecom Media & Networks Belgium.

About the Group Cap Gemini Ernst & Young

The Group Cap Gemini Ernst & Young (www.cgey.com) is one of the largest management and IT consulting organisation in the world. The company offers management and IT consulting services, systems integration, and technology development, design and outsourcing capabilities on a global scale to help businesses continue to implement growth strategies and leverage technology in the new economy. The organization employs more than 56,500 people worldwide and reports 2001 global revenues of about 8.4 billion euros.

About Telecom Media Networks

Telecom Media Networks, an industry practice of the Cap Gemini Ernst & Young Group

Networks is in the top

tier of global consulting and systems integration firms for the communications industry.

Press contact :

Philippe Guichardaz
Tel : 01 47 54 50 45
Email : philippe.guichardaz@cgey.com

Press Release

March 18, 2002

Media Contacts

Philippe Guichardaz
Cap Gemini Ernst &Young
Tel: +33 (0) 1 47 54 50 45
philippe.guichardaz@cgey.com

Joël Spaes
ENERPRESSE
TEL: +33 (0) 1 40 13 50 49
joel.spaes@groupemoniteur.fr

Katy Ormond,
Caroline Feltham or
Sinead Doyle
Harrison Cowley for Cap
Gemini Ernst & Young
Tel: +44 (0) 20 7404 6777
katyo@harrisoncowley.com

Cap Gemini Ernst & Young And Enerpresse Launch European Energy Markets Deregulation Observatory

Cap Gemini Ernst & Young and Enerpresse, the French daily energy publication from the Vivendi Publishing Group, are today launching a new research publication assessing the levels of deregulation across 17 European countries. The European Energy Markets Deregulation Observatory (EEMDO), to be published twice a year, will provide the industry with factual data that goes beyond traditional deregulation-related figures and will help utilities companies better understand the changing market in which they operate.

The Barcelona European Energy summit, taking place this week, highlights the need for such analysis. The summit is likely to call for a more balanced deregulation status across its constituent members, as well as stronger instruments for monitoring the reality of competition across Europe. The EEMDO tackles these issues head on through a unique perspective across 17 EC members using data from over 20 European authorities and illustrating progress using comparable indicators that are relevant to the electricity industry.

This research programme follows Cap Gemini Ernst & Young's recent global survey of the utilities industry, 'Making Deregulation Work: Have The Basics Been Forgotten?' Released in January 2002, this survey unravelled many of the complex issues surrounding deregulation and outlined a vision for the future. This new publication represents Cap Gemini Ernst & Young's next stage of support provision for European energy companies.

Through this initiative, Cap Gemini Ernst & Young, along with Enerpresse, hopes to document an accurate overview of European energy markets by analysing short-term indicators such as liquidity, market volatility, fragmentation and availability of the offer, as well as the nature of the demand. Long-term indicators, such as present and future market impacts relative to generation and physical transportation capacities, have also been used to provide a clearer picture of the electricity industry as it reshapes and reforms across Europe. The impact of electricity companies on the environment is also judged since it is likely to play an increasing part in the European energy policies focusing on the short-term aspects of the industry.

This assessment will be refined in forthcoming editions, according to the development of competition, the evolution of the main market participants' behaviour, and availability of data providing insights on market evolution.

"The European Observatory will be the result of publicly available data, such as information from the EU Commission, European regulators, grids and power exchanges, brought together, analysed and interpreted for use by the industry" said Joël Spaes, Enerpresse Editor in Chief. "This approach enables us to publish our findings at a pace that reflects the ever-changing nature of utilities."

According to Philippe David, Cap Gemini Ernst & Young Vice-President in charge of Utilities Market Restructuring practice in France, "This type of analysis is key to our understanding of where the industry is going - what will change, what will progress and what is likely to decline. This will indicate to companies what they must do to ensure their long term success."

consulting services, systems integration, and technology development, design and outsourcing capabilities on a global scale to help businesses continue to implement growth strategies and leverage technology in the new economy. The organisation employs more than 56,500 people worldwide and reports 2001 global revenues of about 8.4 billion euros.

About Energy, Utilities & Chemicals Global Sector

With more than 6,000 dedicated consultants engaged in Energy, Chemicals Mining and Utilities projects across Europe, North America and Asia Pacific, Cap Gemini Ernst & Young's Energy, Utilities & Chemicals Global Sector Unit serves the business consulting and information technology needs of many of the world's largest players of this industry.

More information about individual service lines, offices and research is available at www.cgey.com/energy

About Enerpresse

Within thirty years, Enerpresse has emerged as the reference source of information for the French-speaking professionals in the domains of the energy, the energy-related research and the prevention of the climatic change impacts.

Thanks to its specialised editorial staff and its world-wide network of correspondents, Enerpresse provides, every morning, the best part of French, European and international news relative to the energy field. Intended for all members of the sector, Enerpresse also publishes fundamental reports on topics, actors, markets and technologies that make the energy sector one of most dynamic of the moment.

For more information, please contact:

Philippe Guichardaz
Cap Gemini Ernst &Young
Tel: +33 (0) 1 47 54 50 45
philippe.guichardaz@cgey.com

Joël Spaes
ENERPRESSE
TEL: +33 (0) 1 40 13 50 49
joel.spaes@groupemoniteur.fr

Katy Ormond, Caroline Feltham or Sinead Doyle
Harrison Cowley for Cap Gemini Ernst & Young
Tel: +44 (0) 20 7404 6777
katyo@harrisoncowley.com

Press Release

World-Class IT Service from Cap Gemini Ernst & Young will Boost Customer Focus at DARA

Media Contacts

Emma Giles
Cap Gemini Ernst & Young
Tel: 0870 904 5814 or
email:
emma.giles@capgemini.co.uk

Allan Robertson
DARA Head Office,
DARA St Athan.
Tel: 01446 798933 or
e-mail HR@hr-dara-sa.freeserve.co.uk

March 11, 2002

Cap Gemini Ernst & Young UK plc has won a three-year IT outsourcing contract valued at £19 million from DARA, the UK government's Defence Aviation Repair Agency. The contract, which begins this month (March 2002), covers the organisation's whole IT infrastructure as well as applications management, including DARA's new Baan ERP systems, and a help-desk for some 5,000 staff at sites in England, Scotland and Wales.

The contract was won as part of a competitive public sector procurement process. It follows a separate contract announced last August for the redesign of DARA's business processes and implementation of new ERP systems which was also won by Cap Gemini Ernst & Young.

Steve Hill, Chief Executive of DARA, said: 'As a commercial enterprise operating in highly competitive international defence markets, we must ensure that customers and customer service are our prime focus, and that our information systems support every part of our business in meeting that objective. Cap Gemini Ernst & Young have clearly demonstrated the commitment and capability to deliver the world-class IT service that we, as a customer-facing organisation, know to be vital.'

He added that Cap Gemini Ernst & Young was selected because of its track record in major outsourcing assignments, its excellent client references, and the successful progress made to date, on-time and in-budget, on the major current project to implement new ERP systems at DARA.

'Outsourcing our IT to world-class professionals will also boost our ability to respond rapidly to whatever new needs may emerge in the fast-changing worlds of aviation and defence', he said.

As part of the new contract, Cap Gemini Ernst & Young will also be working on the further e-enablement of DARA's systems, for example online links to its customers including the Ministry of Defence's DECS e-procurement system.

Cap Gemini Ernst & Young UK Account Director Don Elliott said: 'DARA recognise that it's not enough to install leading-edge IT then sit back and relax. You must also strive to ensure that your IT then runs at 100% efficiency at all times and that it can adapt to the needs of the business as they evolve in a fast-changing world. I am delighted that our work at DARA covers all three of these critical success factors.'

The services to DARA will be provided from Cap Gemini Ernst & Young's Toltec secure data centre in Bristol and its Applications Management Service Centre in Sale, Cheshire.

For further information please contact:

Emma Giles at Cap Gemini Ernst & Young
Tel: 0870 904 5814 or email: emma.giles@capgemini.co.uk

Allan Robertson at DARA Head Office, DARA St Athan.
Tel: 01446 798933 or e-mail HR@hr-dara-sa.freeserve.co.uk

Notes for Editors:

More information about individual service lines, offices and research is available at www.cgey.com

DARA was created as part of the Government's 1998 Strategic Defence Review, when it was stated that the Agency should become a Trading Fund as soon as practicable. The Agency was declared 'fit-to-trade' and was vested as a Trading Agency of the MoD in April 2001.

The Agency provides deep repair, maintenance, modification and overhaul for the aircraft and aerosystems of HM Armed Forces, along with other logistics support services

DARA employs around 5,500 staff on four UK sites and has an annual turnover of £240 million.

Press Release

Seco Tools Provides Customers with New Online Web Shop with the Help of Cap Gemini Ernst & Young

Engineering company Seco Tools AB, improves its services towards the increasing number of online store users by collaborating with management and IT consulting firm Cap Gemini Ernst & Young Sverige AB to develop a new and modernized web shop.

Stockholm, Sweden – March 6, 2002 – Seco Tools, one of the world's leading producers of cemented-carbide tools for chipforming machining operations, today offers 15 000 products in a global customer web shop named Seco Online Store. The web shop is available in nine different languages and is used by a growing group of clients. In Sweden and the Nordic area, the store is used by about 30 percent of the Seco Tools' customers. At the request of many of the company's clients, Seco Tools has now decided to improve its eCommerce activities and has chosen to close down the now existing programme version of the web shop, to extend services towards customers. It is Cap Gemini Ernst & Young Sverige AB (CGE&Y) that has been assigned to migrate the present store to a new technical platform – WebSphere – developed by IBM. CGE&Y will also be involved in the enhancement of the web shop.

"We can clearly state that a growing number of our clients wishes to use eCommerce solutions. To be able to offer this growing group of clients a continuous first-class online service, we have decided to create a more efficient and attractive web shop and to improve support and the current operational environment. The new technical platform will be an important part of the on-going IT development at Seco Tools. The breadth, security and delivery ability that Cap Gemini Ernst & Young offers was decisive in our choice of partner", said Johan Eriksson, Project Manager at Seco Tools".

"Our primary goal is to create double customer value, in other words value for both Seco Tools and its clients. This is happily also one of the first Swedish results of our new and global alliance with IBM", said CGE&Y Business Executive Percy Johnsson

The new web shop is planned to be up-and-running in May 2002. Enhancement will follow gradually, when need arises.

About Seco Tools

Seco Tools develop, manufacture and globally market products forchipforming machining to customers with exacting quality, service and cost-efficiency demands. The product program comprises milling, turning, drilling and spindle tooling systems. The operations of Seco are truly

world-wide. Our about 34 wholly-owned subsidiaries and a large number of agents and distributors provide us with coverage in more than 50 countries around the world.

Press contact:

Media Contacts

Johan Eriksson, Project Manager, Seco Tools
Tel: +46 223 40 000
johan.eriksson@secotools.se

Philippe Guichardaz, Corporate press office
Tel: +33 (1) 47 54 50 00
philippe.guichardaz@cgey.com

consulting services, systems integration, and technology development, design and outsourcing capabilities on a global scale to help businesses continue to implement growth strategies and leverage technology in the new economy. The organisation employs some 56,500 people worldwide and reports 2001 global revenues of more than 8.4 billion euros.

More information about individual service lines, offices and research is available at www.cgey.com

Press contact:

Name : Philippe Guichardaz, Corporate press office
Tel: +33 (1) 47 54 50 00
E-mail: philippe.guichardaz@cgey.com

Press Release

Genie to save up to £20 million over five years with IT platform outsourcing deal Contract awarded to Cap Gemini Ernst & Young

28th February 2002

Genie, the mobile Internet business of mmO2, today announced plans to streamline its technology operations by outsourcing its global data platform function to IT and management consultancy Telecom Media Networks*, an industry practice of the Cap Gemini Ernst & Young Group. This will result in cost savings of between £10 to £20 million over the next five years for the mmO2 group.

Unifying Genie's operations under a single service level agreement will offer improved responsiveness and great flexibility and is in line with mmO2's commitment to manage the business as one, thereby reducing costs and building economies of scale across the group.

The global data platform involves the hosting of Genie's mobile Internet data services. Cap Gemini Ernst & Young will be responsible for and provide input into the new product introduction process to help accelerate the roll out and operational acceptance of these new services. Cap Gemini Ernst & Young already supports elements of Genie's operations in the UK, Ireland and the Netherlands.

In addition to implementing and running these systems, it will also manage contracts with third parties relating to software, hardware, hosting, network services, applications and systems management. Genie will retain a senior operations team to set strategy and retain control over all design of the platform infrastructure. This team will be responsible for working with Cap Gemini Ernst & Young and liaise directly with other strategic partners.

Jim Ryan, chief technical officer, Genie said: "The decision to appoint Cap Gemini Ernst & Young to manage our platform operations will help Genie maximise efficiencies. We are confident that their operations management capabilities will help us take the lead in delivering innovative data services across our footprint."

Roger Fawcett, head of Telecom Media Networks in the UK and Ireland said: "Quality of service to users is clearly key to Genie's competitive success and is totally dependent on the reliability and performance of the underlying IT systems. We were able to prove to Genie that we can and will deliver the outstanding service levels they require from those systems, and deliver them at a cost-effective level and on a 24x7 basis. We felt our ability to provide a full end to end solution from Strategic Business Consulting to Network Management was a key differentiator in the decision making process."

As well as running existing operations, Cap Gemini Ernst & Young will also provide a 24x7 incident management service providing technical and operations support and play an important role in new systems development, systems enhancement and will identify network security issues.

Services under the new contract will be based at a Cap Gemini Ernst & Young secure data centre in South Bank, London.

-Ends-

* The legal entity which has been assigned for the project is Cap Gemini Telecom Media & Networks UK Limited.

About the Cap Gemini Ernst & Young Group

Media Contacts

At Cap Gemini Ernst & Young:
Emma Giles
Tel: 0870 904 5814
Email: emma.giles@cgey.com

At Genie:
Kevin Caruth, Genie
Tel: 07771 964 595
Email:
kevin.caruth@genieinternet.com

Vanessa Wong,
Edelman PR Worldwide
Tel: 020 7344 1349
Email:
vanessa.wong@edelman.com

About Telecom Media Networks

Telecom Media Networks, an industry practice of the Cap Gemini Ernst & Young Group, focuses on the consulting needs of communications service providers worldwide.

It offers a balanced mix of business consulting and technology implementation that enables communications service providers-both traditional businesses and dotcoms-to thrive in the network economy. Combining expert industry knowledge, strong partnerships, an excellent set of tested solutions and R&D capability, Telecom Media Networks is in the top tier of global consulting and systems integration firms for the communications industry.

About Genie

Genie, the mobile Internet business of mmO2, is made up web and WAP portals in the UK, the Netherlands, Germany, Italy, Hong Kong, South Korea and a WAP portal in Malaysia. Globally, Genie has attracted 5.8 million registered accounts to its online portals.

In Asia, Genie acts as an application service provider (ASP) and offers hosted secure access to enterprise applications through an integrated customised portal.

Genie Mobile, Genie's mobile phone operation, is available in the UK and the Netherlands (www.mobile.genie.co.uk/shop), offering price competitive data-centric mobile phone packages. As of end January 2002 Genie Mobile (UK) has attracted 234,000 high value customers.

About mmO2

mmO2 has 100% ownership of mobile network operators in four countries: the UK (BT Cellnet), Germany (Viag Interkom), the Netherlands (Telfort Mobiel), and Ireland (Digifone). Additionally it has operations on the Isle of Man (Manx Telecom) and a leading European mobile internet portal business, Genie.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, the Netherlands, and Germany. mmO2 also expects to apply for a 3G licence in Ireland, where the licence competition was launched on 18 December 2001.

mmO2 has approximately 17.25 million customers and over 15,000 employees, with revenues for the year ended 31 March 2001 of £3.2 billion. Data represented 12.8% of total service revenues in the quarter ending December 31, 2001.

For further information, please contact:

At Cap Gemini Ernst & Young:
Emma Giles
Tel: 0870 904 5814
Email: emma.giles@cgey.com

At Genie:
Kevin Caruth, Genie
Tel: 07771 964 595
Email: kevin.caruth@genieinternet.com

Vanessa Wong,
Edelman PR Worldwide
Tel: 020 7344 1349
Email: vanessa.wong@edelman.com

Swedish National Board of Forestry chose Cap Gemini Ernst & Young

Cap Gemini Ernst & Young Sverige AB and the Swedish National Board of Forestry have signed a general agreement regarding IT consulting services. The agreement is valid for 2002 with a possible extension during 2003.

Stockholm, Sweden – February 27, 2002 -- As the Swedish National Board of Forestry signed its first general agreement for IT consulting services, Cap Gemini Ernst & Young Sverige AB (CGE&Y) was selected as one of only two suppliers. The Swedish National Board of Forestry, located in Jönköping, is the Government's expert authority that coordinates the work of eleven County Forestry Boards. The board works for a sustainable utilisation of the Swedish forests according to the guidelines given by the Parliament and the Government. This general agreement also comprises the County Forestry Boards.

In its statement, the Swedish National Board of Forestry writes that CGE&Y's strong local presence in Jönköping, combined with "their broad competence and strong recommendations from assignments at other authorities", was the decisive factor.

- It feels good to sign a general agreement with the Swedish National Board of Forestry. The public sector is an important and growing business area for CGE&Y, and we will use our experience to develop the Swedish National Board of Forestry, said Peter Österlund, responsible for the co-operation with the client.

CGE&Y recently signed several general agreements in the public sector, e.g., with The Swedish Agency for Public Management, The Swedish Board of Agriculture, and four authorities located in Sundsvall.

About the Group Cap Gemini Ernst & Young

The Group Cap Gemini Ernst & Young is one of the largest management and IT consulting organisation in the world. The company offers management and IT consulting services, systems integration, and technology development, design and outsourcing capabilities on a global scale to help businesses continue to implement growth strategies and leverage technology in the new economy. The organization employs about 56,500 people worldwide and reports 2001 global revenues of more than 8.4 billion euros.

More information about individual service lines, offices and research is available at www.cgey.com

Contacts

Peter Österlund,
Cap Gemini Ernst & Young, Jönköping
Tel: +46 70 661 99 19
E-mail: peter.osterlund@cgey.com

Media Contacts

Peter Österlund,
Cap Gemini Ernst & Young,
Jönköping
Tel: +46 70 661 99 19
E-mail:
peter.osterlund@cgey.com

Charlotte Magnusson,
PR-coordinator,
Cap Gemini Ernst & Young
Tel: +46 706-248160
E-mail:
charlotte.magnusson@cgey.com

Philippe Guichardaz,
Cap Gemini Ernst & Young
Tel: +33 1 47 54 50 00
E-mail:
philippe.guichardaz@cgey.com

Cap Gemini Ernst & Young
Tel: +33 1 47 54 50 00
E-mail: philippe.guichardaz@cgey.com

Press Release

Cap Gemini Ernst & Young Portugal successfully concludes data migration project at BES in collaboration with Crystal Systems Solutions

Media Contacts

Cap Gemini Ernst & Young
Philippe Guichardaz
Telephone: +33 (1) 47 54 50 45
phguicha@capgemini.fr

Migrating data as part of the merger process between BES and BIC was Cap Gemini Ernst & Young Portugal challenge in this project

Lisbon, 25 February 2002 - Cap Gemini Ernst & Young Portugal, in collaboration with Crystal Systems Solutions, recently concluded the data migration project that was integrated in the merger process between Banco Espírito Santo (BES) and Banco Internacional de Crédito (BIC). Crystal's *Crysware for Transformation* was the technology used to acheive a smooth and concise migration.

José Granado, Counsellor to BES Board of Directors "**we never doubted that this would be a very challenging project, with a tight schedule and a lot of work to do. The excellent result of this project is mainly thanks to the professionalism and team spirit of all people involved in this operation**".

Consolidating all the *back office* operations, including both IT departaments), was part of BES plan to rationalize, modernize and improve the support to its financial services. Cap Gemini Ernst & Young Portugal developed and implemented the automatic data migration processes, the data validation processes and the testing processes, with the cooperation from sales, operational and technical areas of both Financial Institutions. This integrated planning work culminated in the "migration week-end": on 18 October 2001 began the execution of the over 1.000 scheduled tasks, and the migration was successfully concluded in 72 hours.

According to Francisco Duarte, Country Manager of Cap Gemini Ernst & Young Portugal "**This project is a reference to us in many ways: we worked as an integrator in a multi-skilled project involving process management, people management, and technology. The success of this 10 months intensive work demanded a very strict and results oriented project management, and this could not have been achieved without the close collaboration between BES, Crystal and Cap Gemini Ernst & Young teams of specialists**".

"**Working with the Cap Gemini Ernst & Young team at BES, was a privilege**" Says Chanan Weiss, CEO of Crystal Systems Solutions. "**Our collaboration with CGE&Y Portugal provides our clients with the technology and management skills required to successfully meet their modernization objectives.**"

The project was ten months long, 30 Cap Gemini Ernst & Young Portugal and Crystal consultants and migration specialists were involved.

About the Group Cap Gemini Ernst & Young

The Group Cap Gemini Ernst & Young is one of the largest management and IT consulting organisation in the world. The company offers management and IT consulting services, systems integration, and technology development, design and outsourcing capabilities on a global scale to help businesses continue to implement growth strategies and leverage technology in the new economy. The organization employs about 56,500 people worldwide and reports 2001 global revenues of more than 8.4 billion euros.

More information about individual service lines, offices and research is available at www.cgey.com

About Banco Espírito Santo

Banco Espirito Santo's roots go back to the bank's creation in 1869 by José Maria do Espirito

various specialized units, notably the Banco Espirito Santo de Investimento (investment bank) in 1993.

About Crystal Systems Solutions

Crystal Systems Solutions Ltd. (NASDAQ: CRYS) is a global provider of software products and tools for the modernization of existing legacy applications. Crystal's solutions enhance the software functionality within the corporate environment while efficiently deploying updated business processes and technologies. It provides comprehensive enterprise products spanning mainframe, midrange, and client/server computing platforms, enhancing its expertise through the successful completion of projects for prestigious, Fortune 1000 organizations, establishing solid credibility and achieving global recognition and presence. Crystal is totally committed to supporting its customers, both directly and via its partners, offering end-to-end solutions through consultancy, assistance, and service in conjunction with its variety of proprietary software products. Crystal Systems Solutions is a member of the Formula Group (NASDAQ: FORTY), the largest Israeli IT group.

Press Release

CAP GEMINI ERNST & YOUNG
2001 audited final results

Media Contacts
Philippe Guichardaz
Tél. +33(0)1 47 54 50 45

Paris, February 21, 2002

The Board of Directors of Cap Gemini S.A., which met on February 20, 2002 in Paris and was chaired by Serge Kampf, examined **the final and audited financial statements** of the Cap Gemini Ernst & Young Group for the fiscal year ending December 31, 2001, and these **are in line with the indications provided on December 12, 2001**:

in € million	**2001**	2000	2000 proforma (*)
Revenue	**8,416**	6,931	8,471
Operating income	**423**	703	893
Group net income exclusive of minority interests	**152**	431	547
Diluted earning per share (in €)	**1.20**	3.99	
Average restated number of shares (in million)	**127.5**	107.9	

(*) 2000 proforma consolidated figures take into account the consulting activities of Ernst & Young retroactively from January 1st 2000 (the merger was approved by the May 23, 2001 Shareholders Meeting).

- 2001 Group consolidated revenue is up 21.4% on last year. Compared to 2000 on a proforma basis, it shows a slight decrease at current rates and structure (-0.6%), but a slight increase at constant rates and structure (+0.3%) ;
- operating income, which is significantly down compared to 2000, represents 5% of 2001 revenue;
- restructuring expenses amount to € 181 million in 2001 (€ 85 million in the first half and €96 million in the second half);
- Group net income exclusive of minority interests represents 1.8% of revenue in 2001 compared to 6.2% in 2000 (and 6.5% in 2000 proforma financial statements).

The Group's consolidated balance sheet is summarised below :

in € million	**As at Dec. 31, 2001**	As at Dec. 31, 2000
Long term assets	**3,272**	2,977
Current assets	**3,485**	3,768
Total shareholders equity	**4,342**	4,223
Long term liabilities	**357**	302
Short term liabilities	**2,058**	2,220
Total balance-sheet	**6,757**	6,745
Net cash position	**698**	849

As far as long term assets are concerned, it should be noted that:

- capital expenditure of € 237 million, and the acquisition of the additional 5.6% interests in the Group's Dutch subsidiary Cap Gemini N.V. (€ 139 million of goodwill) together with amortization (€ 217 million) are the key factors explaining the change in tangible assets value;
- the long term deferred tax asset has increased by € 77 million to € 863 million, and mainly results from the Group's tax benefit in North America.

1,003 million as at December 31, 2000). Given the very low level of debt, the Group's net cash position amounts to € 698 million as at December 31, 2001 versus € 362 million as at June 30, 2001 and € 849 million as at December 31, 2000.

The Board of Directors also examined the financial statements of Cap Gemini S.A.. Aligning the North American corporate structures to the operational organization led to a revision of the book value of the related subsidiaries, and therefore of all the interests accounted for in the financial statements of Cap Gemini S.A. (in particular the value of the interests in the American subsidiary), accounted at the time of the Ernst & Young Consulting acquisition on the basis of Cap Gemini S.A.'s share price of € 220. These book values have been revised, bringing the total amount of Cap Gemini S.A.'s assets from € 13.7 billion to € 11.6 billion. This has no impact on the Group's consolidated accounts.

Finally, the Board of Directors has decided to propose to the Ordinary Shareholders' Meeting, to take place on April 25, 2002, the distribution of **a 2001 dividend of € 0.40 per share**, that is a 33% pay-out ratio in line with the Group's distribution policy over the last years.

As for the current situation, the Board of Directors notes that **the Group has succeeded in remaining profitable in 2001** in what was an extremely difficult market, implementing restructuring measures which significantly reduced operating costs and prepared it to enter 2002 in the best possible condition. The Group therefore begins the year with a headcount of approximately 56,500, that is 3,000 less than on January 1st, 2001.

The business rebound is however expected to be deferred due to the low level of bookings in the second half of 2001. The fourth quarter in general benefits from a strong positive seasonal effect which did not occur this time. **First quarter revenue will therefore be significantly lower** than both the first and fourth quarters of 2001.

After a period given over to cost adjustment in 2001, **the Group will now concentrate its efforts on improving sales performance**, assisted in that by the fact that many clients who had suspended projects have begun to re-launch them based on new budgets approved for 2002. Also, certain business sectors remain very dynamic (energy and utilities, the public sector, health, the pharmaceutical industry,...) and should compensate for the temporary slowdown in demand in telecommunications and financial services. Outsourcing is progressing fast and the launch of SOGETI will enable a gain of market share in the professional services business.

The Group's objective is to recover growth and make significant improvement in operating margin as quickly as possible. In both cases, **the real turnaround cannot be expected before the middle of this year.**

Paul Hermelin, the new Chief Executive Officer, confirmed to the Board of Directors that **the Group has the potential to benefit from any improvement seen in the market and to progressively recover the same level of operating margin as that reached in previous years.**

Press Release

Cap Gemini Ernst & Young signs € 5 million Applications Management Agreement with Swedish Nuclear Power Plants

Media Contacts
Bengt Olsson,
Chairman,
SAG committee
Tel: +46 (0) 340 66 70 00
Bengt.E.Olsson@ringhals.se

Philippe Guichardaz,
Corporate press office
Tel: +33 (1) 47 54 50 00
philippe.guichardaz@cgey.com

Cap Gemini Ernst & Young Sverige AB has signed a five-year Applications Management agreement with four Swedish nuclear power plants and the nuclear safety and training company KSU. The deal is valued to approximately € 5 million.

Stockholm, Sweden - February 18, 2002 -- Management and IT consulting firm Cap Gemini Ernst & Young Sverige AB (CGE&Y) has during the last fifteen years been a subcontractor to ABB, delivering Applications Management services (support, maintenance, enhancement and evolution) to four of Sweden's nuclear power plants. Ringhals, Oskarshamn, Forsmark, Barsebäck and nuclear safety and training company KSU, all a part of the so called SAG committee have, with ABB's understanding, chosen to collaborate directly with CGE&Y within the next five-year period.

The new agreement comprises support for the management of each plant's so called "Operation Support System" (OSS), an advanced real-time system that is mainly used as an instrument for surveillance of the operational management of the plants. The CGE&Y Applications Management commitment will to a large extent be dedicated to the enhancement of the systems.

Bengt Olsson, Chairman of the SAG committee states: "By utilizing cutting edge competence within Cap Gemini Ernst & Young we are now aiming to further enhance our existing OSS'. Our goal is partly to extend the systems' useful life with approximately ten years, partly to also continuously and successively, in an adequate and best possible way, adjust the systems to other changes within the plants. We are convinced that our new agreement will help us achieve our goal in a cost efficient and safe manner.

About SAG

The goal of SAG (Sindac användargrupp för blockdatorer/Sindac OSS user group) is to create a joint and organised collaboration between all parties to maintain and enhance the block computer systems at Swedish nuclear power plants. Members are nuclear power plant Ringhals, Oskarshamn, Forsmark, Barsebäck and nuclear safety and training company KSU (Kärnkraftsäkerhet och Utbildning AB).

Press contact:
Bengt Olsson,
Chairman,
SAG committee
Tel: +46 (0) 340 66 70 00
Bengt.E.Olsson@ringhals.se

About Cap Gemini Ernst & Young
Cap Gemini Ernst & Young is one of the largest management and IT consulting firms in the world. The company offers management and IT consulting services, systems integration, and technology development, design and outsourcing capabilities on a global scale to help businesses continue to implement growth strategies and leverage

About Energy, Utilities & Chemicals Global Sector

With more than 5,000 dedicated consultants engaged in Energy, Chemicals Mining and Utilities projects across Europe, North America and Asia Pacific, the Group's Global Sector Unit - Cap Gemini Ernst & Young Energy, Utilities & Chemicals - serves the business consulting and information technology needs of many of the world's largest players of this industry.

More information about individual service lines, offices and research is available at www.cgey.com/energy

Press contact:
Philippe Guichardaz,
Corporate press office
Tel: +33 (1) 47 54 50 00
philippe.guichardaz@cgey.com

Press Release

SAP Portals and Cap Gemini Ernst & Young Sign Global Partnership Agreement

Agreement to Focus on Delivery of Enterprise Portal and Business Intelligence Solutions To Targeted Clients Worldwide

SAN JOSE, Calif. — Feb. 14, 2002 — SAP Portals, Inc., a leading provider of enterprise portal and business intelligence solutions and a wholly owned subsidiary of SAP AG (NYSE: SAP), and Cap Gemini Ernst & Young (PSE: PCAP), one of the largest management and IT consulting firms in the world, today announced that they have signed a global agreement aimed at helping companies develop and implement strategic enterprise portal solutions. By joining with SAP Portals as a Global Systems Integration Partner, Cap Gemini Ernst & Young can leverage the SAP Portals™ open and collaborative partner ecosystem to help maximize revenue and increase client satisfaction.

As a partner, Cap Gemini Ernst & Young participated in SAP Portals' first partner shipment for the SAP Portals Enterprise Portal™ solution. The two companies are working together to develop joint marketing plans, leverage joint investment funds and create collaborative go-to-market strategies around target industries. Together with SAP Portals, Cap Gemini Ernst & Young already has won several significant customer engagements, including Florida Power & Light, which is an extension of an existing SAP® R/3® project.

Cap Gemini Ernst & Young's relationship with SAP Portals will include the following components.

Centers of Excellence

Cap Gemini Ernst & Young has established a Center of Excellence in four cities: Walldorf, Germany; Dallas; Chicago; and Paris, using a life-cycle tool set for enterprise portal discovery, assessment, development and hosting. These centers provide a common platform for the creation of industry-specific solutions, such as those already created for the automotive and consumer products, retail, and distribution industries. Building on its experience in these industries, Cap Gemini Ernst & Young also looks to further develop specific solutions through this partnership for other key industries including energy, chemical, utilities, manufacturing and high technology.

DareStep

Through DareStep, its interactive design practice, Cap Gemini Ernst & Young recognizes that the ultimate acceptability of a portal will be largely dependent on the end user experience. Cap Gemini Ernst & Young therefore looks to the DareStep practice for thought leadership and methodology around the user experience. Every SAP Portals engagement will be evaluated against DareStep's 12 principles of effective user experience to ensure the maximum user acceptance.

Portals Index

The Cap Gemini Ernst & Young Portals Index is a rapid assessment tool set that helps organizations evaluate the effectiveness of their transactions and understand the impact portal and BI solutions can have on both internal and business partner productivity as well as cost of ownership. The index contains a migration philosophy along two contin...

Media Contacts

Caroline Peyrat,
Cap Gemini Ernst & Young,
+33-1-4754-5076,
cpeyrat@capgemini.fr

Lindsey Held,
SAP Portals,
+1 (408) 360-6613,
lindsey.held@sapportals.com

Laurinda Hoffman,
Waggener Edstrom for SAP Portals,
+1 (503) 443-7000,
laurindah@wagged.com

Cap Gemini Ernst & Young's service offerings, empowering us to create powerful solutions to deliver predictive business intelligence, analytics and collaboration capabilities through the enterprise portal that generate an immediate return on investment."

"We are impressed with the vision and thought leadership that Cap Gemini Ernst & Young brings to each joint client engagement," said Gil Perez, vice president of Global Alliances and Partners at SAP Portals. "This new partnership will help deliver powerful technology solutions to drive positive return on investment for our joint customers."

About Cap Gemini Ernst & Young

Cap Gemini Ernst & Young is one of the largest management and IT consulting firms in the world. The company offers management and IT consulting services, systems integration, and technology development, design and outsourcing capabilities on a global scale to help traditional businesses and "dot companies" continue to implement growth strategies and leverage technology in the new economy. The organization employs more than 59,000 people worldwide and reports global provisional revenues of more than 8.5 billion euros (2000 pro forma). More information about individual service lines, offices and research is available at http://www.cgey.com.

About SAP Portals

SAP Portals is a wholly owned subsidiary of SAP AG with headquarters in Silicon Valley, Calif. The company employs more than 900 professionals worldwide, with approximately 6 million users and more than 5,000 customers.

SAP Portals empowers collaboration and intelligent action by unifying applications, information and services to achieve higher levels of efficiency, enhance the quality of relationships and maximize value across the business. The SAP Portals portfolio includes enterprise portals, business intelligence, premium content offerings and professional services. SAP Portals provides value-driven solutions that significantly impact companies' total cost of ownership, achieving a return on investment beyond other software providers.

More information about SAP Portals is available on the Web at http://www.sapportals.com or by calling (800) 360-3328.

Forward-Looking Statement

SAP Portals, Inc., is a wholly owned subsidiary of SAP AG. Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP's future financial results are discussed more fully in SAP's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the SAP Annual Report on Form 20-F for 2000 filed with the SEC on March 28, 2001. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

For press or analyst inquiries, contact:

Caroline Peyrat,
Cap Gemini Ernst & Young,
+33-1-4754-5076,
cpeyrat@capgemini.fr

Lindsey Held,
SAP Portals,
+1 (408) 360-6613

Press Release

Consumers Drive Food Industry Transformation -- Global Brands, Retail Formats, Consolidation -- Says New Report

Media Contacts
Cap Gemini Ernst & Young
Philippe Guichardaz
Telephone: +33 (1) 47 54 50 45
phguicha@capgemini.fr

Study From Cap Gemini Ernst & Young Finds Better Supply Chain Integration Can Save Manufacturers and Retailers 16 Billion Euros

Paris, France, and New York, NY, February 14, 2002 – Food manufacturers and retailers face substantial consolidation and internationalisation over the next five years as they innovate with brands and retail formats to satisfy changing consumer habits and demands, according to a report released today by Cap Gemini Ernst & Young titled "State of the Art in Food: The Changing Face of the Food Industry."

The 600-page report draws its conclusions from a survey of 220 leading food executives from 19 countries in Europe, North America and Asia Pacific, and detailed interviews with 65 senior-level executives.

The research shows that global brands will dominate -- 20 to 25 global brands will emerge in various categories of fast-moving consumer goods. These brands will occupy a leadership position in more than 100 countries and will be owned by approximately 10 global brand manufacturers. At the same time, manufacturers will "marry" global brands with "local jewels" to meet consumers' growing demands for local products. In addition, retailers increasingly will brand their stores and wrest more control of the supply chain as they attempt to build stronger relationships with consumers.

"For an industry where change is typically measured in decades, the pace and magnitude has really accelerated," said Fred Crawford, executive vice president of Cap Gemini Ernst & Young's Consumer Products, Retail and Distribution global practice. "The consumer is wielding unprecedented power and the need for establishing a powerful brand – whether retailer or manufacturer – grows as companies try to reach consumers in multiple regions. Understanding these trends and implementing strategies to deal with them effectively are shaping the future of the industry."

Trend-setting manufacturers are looking beyond retailers to market directly to consumers. According to the report, 75 percent of manufacturers surveyed fear the consequences of the retail channel's increasing strength.

"The lines between the food segments are increasingly blurred as both sides vie for the consumer's wallet," said Roberto Iorio, vice president of consumer businesses, Europe, for Cap Gemini Ernst & Young. "Improved customer relationship management and loyalty programs are key. Companies need to build and never deviate from their 'brand pact' with consumers."

Other findings of the study are:

Streamlined Supply Chains Can Realise Savings
The report shows that with better supply chain integration, Europe could realise cost savings of 8 billion euros by 2010, while savings in the United States could total as much as $7 billion if retailers and manufacturers worked together.

Both manufacturers and retailers agree that the industry needs a more

Conventional Supermarkets Are Reaching the End of Their Lifecycle
Economic conditions and market efficiencies are leading to the end of the smaller conventional supermarket format, as factors such as high overhead, low volume and limited assortments take their toll, according to the report. At the same time, hypermarkets and larger supermarkets are expanding services and product mixes; discounters are moving in the direction of "quality discounting," offering higher-quality products at the lowest prices; and convenience stores are catering to "eating moments."

The report concludes that most food retailers have had little success utilising the Internet as a viable option to reach the consumer. The research indicates that the e-commerce channel will remain a challenge and will represent no more than 5 percent of the global food business in 10 years.

The Buying Process Evolves to Meet Consumer Demands
As the balance of power continues to shift in favour of the retail segment, changes will occur in the buying process, primarily in the area of fresh and chilled products. Fully 83 percent of manufacturers and 96 percent of retailers expect the share of fresh products to increase, reaching as high as 60 percent of store sales.

Retailers will no longer buy individual products or assortments. Rather, they will buy – and control – the total process, from ingredients through production, ensuring that the finished product will meet the needs of consumers.

Strengths and Weaknesses Vary by Global Regions
While companies face the challenges that accompany global growth, each region has strengths and weaknesses that are endemic to its home marketplace, according to the report. Western Europe, for example, ranked high for efficiency, but low on service and hospitality. Southern Europe, in contrast, received high marks for quality, yet was criticised for its labour intensity. North America scored highest in service and marketing, but did not fare well on operational logistics. Asia-Pacific was recognised for its service orientation but lacked overall efficiency.

Jan-Willem Grievink, vice president, Cap Gemini Ernst & Young, who spearheaded the research project, points out that because each country struggles with its own set of weaknesses, it is important for global companies to look outside their home region to learn from the strengths of others. But the study revealed that very few enterprises know much about the strategies of foreign operators.
"State of the Art in Food: The Changing Face of the Food Industry," published jointly by Cap Gemini Ernst & Young and Dutch-based publisher Reed Elsevier. It covers seven areas in all: consumer markets, supply chain management/integration, buying markets, food safety and health, e-business, financial markets and human resource environments.

About Cap Gemini Ernst & Young

Cap Gemini Ernst & Young is one of the largest management and IT consulting firms in the world. The company offers management and IT consulting services, systems integration, and technology development, design and outsourcing capabilities on a global scale to help businesses continue to implement growth strategies and leverage technology in the new economy. The organisation employs about 57,000 people worldwide and reports global revenues of more than 8.5 billion euros (2000 pro forma).



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Hydro One and Cap Gemini Ernst & Young announce signing of $CDN 1 billion outsourcing agreement

Marketing Communications:
Cap Gemini Ernst & Young
Carolyn Rouse,
(416) 941-1819

Toronto, Canada-February 13, 2002-Hydro One Networks Inc. and Cap Gemini Ernst & Young Canada Inc. have announced an agreement that will result in Inergi LP managing and operating existing business processes and technology enabled services for Hydro One. Inergi is a limited partnership owned by BTS - a 100% subsidiary of Cap Gemini Ernst & Young Canada Inc.

The 10-year agreement is valued at approximately $1 CDN billion. Under the agreement, more than 900 employees will move from Hydro One to Inergi, effective March 1, 2002. Employees of technology focused Inergi will provide Enterprise Technology Services, Human Resources Payroll, Supply Chain, Customer Service Operations and Settlements, and Accounting services to Hydro One. The Customer Services Operations are to be managed by Vertex Customer Management (Canada) Limited under subcontract from Inergi.

"This arrangement with Inergi will allow us to continue to concentrate on our core wires business," said Hydro One President and CEO Eleanor Clitheroe. "It also gives our transferring employees growth opportunities in their area of expertise."

Outsourcing its IT and business processes to Inergi provides Hydro One with an opportunity to obtain more competitively priced services for non-core activities for an extended period of time.

"This agreement positions Cap Gemini Ernst & Young as the leader in the Energy Operate market in North America, and reinforces CGE&Y Canada's presence in the overall outsourcing space. " said Eric Morgan, CEO of Cap Gemini Ernst & Young Canada. "Hydro One provides us with a unique critical mass of outstanding technology and energy professionals and infrastructure to better serve the energy industry in North America."

Over the next six to 12 months, new business processes will be developed and implemented by the parties to enhance operational efficiencies and establish volume and service levels.

Hydro One Networks Inc., a subsidiary of Hydro One Inc., owns and operates the largest transmission and distribution system in Ontario and one of the 10 largest in North America. Hydro One Networks has approximately 1.2 million distribution customers in Ontario.

the world. The company offers management and IT consulting services, systems integration, and technology development, design and outsourcing capabilities on a global scale to help businesses continue to implement growth strategies and leverage technology in the new economy. The organization employs about 57,000 people worldwide and reports global revenues of about 8.5 billion euros (2000 pro forma). More information about individual service lines, offices and research is available at www.cgey.com

Cap Gemini Ernst & Young Canada is a leading Canadian management and information technology consulting firm, providing outsourcing capabilities, strategy and technology consulting services, systems integration and technology development on a global scale. Cap Gemini Ernst & Young Canada serves many of Canada's energy and utilities organizations. The firm also works on behalf of many of the country's leading consumer products, financial services, health care/life sciences, high tech, automotive, supply chain management, telecom and media companies. Cap Gemini Ernst & Young Canada is headquartered in Toronto, and has offices in Vancouver, Calgary, Ottawa and Montreal. For company information visit www.ca.cgey.com

Vertex Customer Management (Canada) Limited is a wholly owned subsidiary of Vertex Data Science Limited, a UK Business Process Outsourcing company. Vertex provide end-to-end customer management solutions to numerous blue chip organizations. We employ 9000 employees, and every year Vertex handles around 14 million client customers, over 106 million calls, prints and sends out 36 million bills and processes 93 million payment transactions to a value of over £6 billion. For company information visit www.vertex.co.uk

Cap Gemini Ernst & Young Awarded Multi-Year Global IT Outsourcing Agreement By Welch Allyn

Media Contacts

Cap Gemini Ernst & Young
Mira Meghdessian
(212) 944-6565 x201
mira.meghdessian@us.cgeyc.com

Welch Allyn
Jacki Donati
(315) 685-4599
donatij@mail.welchallyn.com

Contract to include management of entire IT operation and implementation of a new Enterprise System

Paris, FRANCE, February 6, 2002 – Welch Allyn, Inc., one of the world's leading manufacturers of innovative medical diagnostic solutions and patient monitoring systems, announced today that it has awarded Cap Gemini Ernst & Young US LLC, a global management and IT consulting company, a five-year outsourcing contract for its North American IT operations. Cap Gemini Ernst & Young assumed responsibility for Welch Allyn's entire IT function effective January 1, 2002. As part of the agreement, Cap Gemini Ernst & Young will implement a new Enterprise System and provide applications development and support of related business initiatives including CRM and e-business.

"In the past ten years Welch Allyn's business has quadrupled. We have made multiple acquisitions, become a more global company and begun to understand the opportunities afforded by a web-enabled enterprise system and related e-business applications," explained Peter H. Soderberg, Welch Allyn president and CEO. "We expect our IT operations to not only support our company's needs today but to lay the foundation for growth and achievement of competitive advantage in the future."

The relationship with Cap Gemini Ernst & Young will now allow the company to have access to emerging technologies and subject matter experts to help attain its global growth strategies.

"One of our key assets is our ability to help companies leverage emerging technologies to achieve efficiencies and deliver greater business value while focusing resources on their core business," says Terry Ozan, Cap Gemini Ernst & Young Americas CEO. "Adapting to new business realities requires constant evaluation of infrastructure systems and processes. Welch Allyn is an excellent example of a company that recognizes the need to update and align IT needs to support business goals and future growth."

"The strategic relationship with Cap Gemini Ernst & Young gives us access to incredible Enterprise System and CRM implementation, health care industry experience, and applications development and support experience," Soderberg added. "While I believe we are the first significant company in the medical device industry to completely outsource our IT function, the merits of this decision will be apparent to our business partners and customers in the years to come."

In addition to the aforementioned criteria, equally important was the company's unique ability to work within the framework of Welch Allyn's corporate culture. The Outsourcing Institute, a New York-based professional association and executive advisory network, acted as an advisor to Welch Allyn in the outsourcing provider selection process.

About Cap Gemini Ernst & Young

Cap Gemini Ernst & Young is one of the largest management and IT consulting fi...

About Welch Allyn, Inc.

Welch Allyn, Inc. was founded in 1915 and is today a leading manufacturer of innovative medical diagnostic equipment, patient monitoring systems, and miniature precision lamps. Headquartered in Skaneateles Falls, New York, USA, Welch Allyn employs more than 2,100 people and has numerous manufacturing, sales, and distribution facilities located throughout the world. Additional information on Welch Allyn and its products may be found at www.welchallyn.com.

Cap Gemini Ernst & Young Contact:
Mira Meghdessian
(212) 944-6565 x201
mira.meghdessian@us.cgeyc.com

Welch Allyn Contact:
Jacki Donati
(315) 685-4599
donatij@mail.welchallyn.com

Jan 28, 2002

Media Contacts

Philippe Guichardaz
+33 1 47 54 50 00
philippe.guichardaz@cgey.com

Carrie Choo
+612 9248 4392
carrie.choo@cgey.com

Cap Gemini Ernst & Young Helps Enable The Delivery Of Full Retail Electricity Competition In Australia

Cap Gemini Ernst & Young Australia Pty Ltd. has completed a multi-million dollar project with National Electricity Market Management Company (NEMMCO) enabling Full Retail Competition (FRC) in Australia's electricity market. Cap Gemini Ernst & Young Australia is a subsidiary of Cap Gemini Ernst & Young, one of the largest management and IT consulting firms in the world.

The project involved developing a Market Settlement and Transfer Solution (MSATS) for the national electricity market administered by NEMMCO and affects about eight million domestic electricity consumers who can now join larger commercial consumers in being able to choose their electricity retailer. In NSW, this change occurred on 1 January 2002 and Victorians obtained the right to choose on 13 January 2002. The FRC process is part of a national program to deregulate and reform the nation's electricity supply industry by increased competition in the areas of infrastructure, energy supply and associated services.

"We chose Cap Gemini Ernst & Young because of their breadth of industry experience, capacity to deploy innovative technology and the firm's global capability to ensure our requirements were met," said Paul Price, NEMMCO Manager Corporate Affairs. "The Cap Gemini Ernst & Young team has been energetic, enthusiastic and innovative, and allowed no obstacle to prevent the system being up and running by the required date. The time frame was ambitious from the start, and despite a significant scope increase in the middle of the project, Cap Gemini Ernst & Young was able to bring the project in on time and budget. NEMMCO could not have picked a better partner" said Mr Price.

John Igoe, CEO Cap Gemini Ernst & Young in Australia and New Zealand, said successfully delivering the project on time has been a very significant achievement for Cap Gemini Ernst & Young, particularly as it involves a very public domain, where 100 separate organisations and 1000 users are currently connected to the System.

"The solution is considered leading edge from a market's perspective because it handles levels of complexity and volumes which have not yet been catered for in similar implementations elsewhere in the world" said Mr Igoe.

More than a hundred clients and Cap Gemini Ernst & Young staff from Australia, US and New Zealand were involved in the 14-month delivery of the MSATS solution. The project was delivered across three client locations, two countries and involved the use of Cap Gemini Ernst & Young's worldwide Advanced Development Centres employing the very latest, ground-breaking technology from various IT vendors in order to develop the solution.

About Cap Gemini Ernst & Young

Cap Gemini Ernst & Young is one of the largest management and IT consulting firms in the world. The company offers management and IT consulting services, systems integration, and technology development, design and outsourcing capabilities on a global scale to help businesses continue to implement growth strategies and leverage technology in the new economy. The organisation employs about 57,000 people worldwide and reports global revenues of more than 8.5 billion euros (2000 pro forma).

Management Company (NEMMCO) Limited is responsible for the administration and operation of the largest wholesale national electricity market in the world. With offices in Brisbane, Sydney and Melbourne, Australia, NEMMCO's aim is to provide an effective infrastructure for the efficient operation of the wholesale national electricity market. They also maintain the security of the power system and coordinate power system planning and transmission.

News and Events

24th January 2002
PR 1399

British Bakeries Future-Proofs its IT by Outsourcing to Cap Gemini Ernst & Young

London, Paris, January 24, 2002 - British Bakeries has prepared itself for ongoing change in IT by signing a long-term outsourcing contract with Cap Gemini Ernst & Young UK plc. The five-year deal, valued at more than £8 million, covers all British Bakeries core business systems at its Windsor, Berks HQ and at all 25 of its bakeries and other centres throughout the UK.

The agreement is expected to yield significant benefits within the first 12 months, including efficiency gains and cost savings. But its main longer-term significance for British Bakeries is the adaptability to changing business conditions and protection against technological change that Cap Gemini Ernst & Young can help to provide as a result of its flexible and business-driven approach.

Phil McCallum, British Bakeries Head of IT, said: 'By moving to a one-stop service provider with a totality of skills and technologies under one roof we are in effect future-proofing our IT, because however far and fast our IT needs might change over the next five years, Cap Gemini Ernst & Young should have the resources and skills to satisfy them. We expect them to be a safe pair of hands for our mission-critical core systems.'

A number of development projects by Cap Gemini Ernst & Young at British Bakeries are already well on the way to early completion. They include a migration to thin-client technology for up to 1000 desktop users at the different British Bakeries sites in a move that will improve internal communication, and establish a platform which facilitates software upgrades and simplified desktop support.

Applications are managed under the contract from Cap Gemini Ernst & Young's Applications Management Service Centre (AMSC) in Sale, Cheshire. They include order processing, business intelligence, customer service, sales and marketing, distribution, finance and the manufacturing interface. Hardware, comprising AS/400 network servers and Windows 2000 servers, and the British Bakeries Wide Area Network (WAN) are supported from a Cap Gemini Ernst & Young data centre in Rotherham, Yorks.

Brian McCarty, the Cap Gemini Ernst & Young Account Director for British Bakeries, said: 'We plan not only to improve the efficiency of IT support at British Bakeries but equally important, to bring it into firmer alignment with the evolving needs of their business. I am confident of achieving both aims throughout the initial five-year lifespan of the contract.'

-ENDS-
For further information please contact:
Emma Giles at Cap Gemini Ernst & Young
Tel: 0870 904 5814 or email: emma.giles@cgey.com

Notes for Editors

Cap Gemini Ernst & Young is one of the largest management and IT consulting firms in the world. The company offers management and IT consulting services, systems integration, and technology development, design and outsourcing capabilities on a global scale to help businesses continue to implement growth strategies and leverage technology in the new economy. The organisation employs about 57,000 people worldwide and reports global revenues of about 8.5 billion euros (2000 pro forma).
More information about individual service lines, offices and research is available at www.cgey.com

British Bakeries Ltd. is one of the UK's largest plant bread bakers. We have over 6,500 employees. Our brands are established household names: Hovis, Mothers Pride and Nimble - names which stand for quality.

We supply about one third of the UK's daily bread. We deliver daily to thousands of major retailers and small independent stores. Our bakeries produce quality baked products 24 hours a day, 364 days a year. We bake 16 million loaves and 6 million packs of morning goods every
week. We produce over 450 different types of bread. We don't just make bread! We also produce over 850 varieties of other products including crumpets, fruit buns, hot cross buns, croissants,rolls, scones, muffins and scotch pancakes. Our products are not only sold throughout the UK - many of them are exported to European countries such as France and Germany.

Press Release

£10 Million IT Transformation at London Electricity

Completed Under Budget and Ahead of Schedule

Paris, London – January 23, 2002 - London Electricity is reporting important gains in cost effectiveness following the completion six months early by Cap Gemini Ernst & Young UK plc of a £10 million project to transform the gas and electricity supplier's entire IT infrastructure. The project involved consolidating the IT systems used by its recent acquisition SWEB with those at London Electricity, in order to support the delivery of a consistent and high quality service to customers and staff.

The project involved modernising and upgrading hardware and systems software, migrating from an Amdahl to an IBM mainframe, relocating systems from London to Plymouth and knowledge transfer. Cap Gemini Ernst & Young managed London Electricity systems and staff on an outsourcing basis throughout the transition. Scheduled by London Electricity to take 18-24 months, the project was completed by Cap Gemini Ernst & Young in just under 12 months.

Bernard Cottrant, Group Technology and Service Director at London Electricity, said: ' Cap Gemini Ernst & Young did a very good job in managing this important contract and by their ability to work effectively with our own teams. I am naturally happy that the project has been completed within budget and ahead of schedule.'

London Electricity reports several key benefits as a result of working with Cap Gemini Ernst & Young on its IT transformation:

- A reduction in ongoing operating costs of more than 15% per year.
- A smooth and seamless move from old to new systems and locations, with no disruption to the business and no degradation of IT service during the transition.
- Sustained increase in measured IT service levels as a result of applying Cap Gemini Ernst & Young best practice.
- Highly effective transfer of knowledge, managed by Cap Gemini Ernst & Young, from the old London data centre to the new one in Plymouth.

As well as the mainframe migration, the project involved the upgrading and standardisation of over 50 midrange network servers. The applications supported by systems within the project cover all business and customer-facing systems for LE Group's gas and electricity supply businesses, including customer databases, customer services and billing. Users include all 4,000 LE Group staff including those at its call centres in Exeter and Sunderland.

Herve Griffon of Cap Gemini Ernst & Young's Global Energy, Utilities & Chemicals Sector, said: 'I am delighted with our success at London Electricity. Gas and electricity companies worldwide are responding to deregulation by seeking new efficiency and competitiveness and our specialist Energy, Utilities & Chemicals Unit, with its global knowledge and experience of the issues and opportunities facing the sector, is well equipped to help them do that.'

Herve Griffon added: '2001 was an outstanding year for our Global Energy, Utilities & Chemicals order book, with big wins in the UK at British Energy, Powergen and United Utilities as well as London Electricity, and in Canada at Ontario Power Generation and Bruce Power. All the signs point to the needs of energy and utility companies for third party help in business and IT consultancy continuing and even accelerating in 2002.'

Following the successful completion of the systems transformation project, the relationship between London Electricity and Cap Gemini Ernst & Young is continuing into

Media Contacts

Philippe Guichardaz
Cap Gemini Ernst & Young
Tel: +33 (1) 47 54 50 45
philippe.guichardaz@cgey.com

Philippe Coquet
Cap Gemini Ernst & Young
Energy, Utilities & Chemicals
Tel: +33 (1) 49 67 45 83
philippe.coquet@cgey.com

Cap Gemini Ernst & Young is one of the largest management and IT consulting firms in the world. The company offers management and IT consulting services, systems integration, and technology development, design and outsourcing capabilities on a global scale to help businesses continue to implement growth strategies and leverage technology in the new economy. The organisation employs about 57,000 people worldwide and reports global revenues of more than 8.5 billion euros (2000 pro forma).

About Energy, Utilities & Chemicals Global Sector

With more than 5,000 dedicated consultants engaged in Energy, Chemicals Mining and Utilities projects across Europe, North America and Asia Pacific, the Group's Global Sector Unit - Cap Gemini Ernst & Young Energy, Utilities & Chemicals - serves the business consulting and information technology needs of many of the world's largest players of this industry.

More information about individual service lines, offices and research is available at www.cgey.com/energy

For more information, please contact:

Philippe Guichardaz
Cap Gemini Ernst & Young
Tel: +33 (1) 47 54 50 45
philippe.guichardaz@cgey.com

Philippe Coquet
Cap Gemini Ernst & Young Energy, Utilities & Chemicals
Tel: +33 (1) 49 67 45 83
philippe.coquet@cgey.com

Press Release

Jan. 16, 2002

Media Contacts

Michelle Perkins
Cap Gemini Ernst & Young
Tel: 0870 904 5688 or
email:
michelle.perkins@cgey.com

Fiona MacRae
Nasdaq Europe
Tel: 0207 825 5506 or
email:
fiona.macrae@nasdaq.com

Nasdaq Europe Entrusts 24x7 Trading Systems Support to Cap Gemini Ernst & Young

Dedication and Vision Help Win IT Outsourcing Contract

Europe's newest stock exchange, Nasdaq Europe, has selected Cap Gemini Ernst & Young UK plc to support and manage its IT systems in a five-year multi-million pound contract.

Cap Gemini Ernst & Young will provide 24x7 support from a London data centre for the Unix systems that run all the organisation's key applications, including the European Trading System which forms the core of Nasdaq Europe's business. The service will include system administration, operational monitoring, fault diagnosis and resolution, backup and restore procedures, system version management and service-level reporting.

Nasdaq Europe says that Cap Gemini Ernst & Young won the contract because of its ability to meet the stringent service levels required in online multinational trading, its experience of financial markets and exchanges, its strong presence across Europe and its excellent record of completing projects at Nasdaq within timescale, within budget and above expectations.

Ann Neidenbach, Chief Information Officer at Nasdaq Europe, said: 'Cap Gemini Ernst & Young played a significant and highly successful role in our European launch earlier this year. They impressed us with their dedication and vision and we are therefore pleased to be working with them on an ongoing basis.'

Phil Godolphin, Account Director at Cap Gemini Ernst & Young, said: 'Nasdaq is one of the prime blue chip organisations in the world of finance and winning their business reconfirms our global leadership in financial IT. We are delighted to be in the boiler-room of their operation - at the heart of the action. The nature of their business dictates a need for the highest levels of reliability and excellence to support their towering brand reputation and we are confident that we will help Nasdaq Europe achieve those levels.'

For further information please contact:

Michelle Perkins at Cap Gemini Ernst & Young
Tel: 0870 904 5688 or
email: michelle.perkins@cgey.com

Fiona MacRae at Nasdaq Europe
Tel: 0207 825 5506 or
email: fiona.macrae@nasdaq.com

Notes for Editors

Nasdaq Europe, which is a subsidiary of The Nasdaq Stock Market, Inc has been designed as a truly pan-European exchange. Its unique structure and independence from any national market place make it a perfect fit for innovative companies and forward looking investors across Europe and beyond. The market operates on a pan-European basis, with a unified infrastructure including a single Rule Book, a single membership, a dedicated trading platform, and a seamless link to cross-border trading and settlement.

Cap Gemini Ernst & Young is one of the largest management and IT consulting firms in

Press Release

Global Utilities Companies Wake Up To Challenges Of Deregulation

Global utilities lack confidence in market's ability to cope in times of crisis

Paris, France, January 14, 2002 – While nearly two-thirds of global utilities companies feel deregulation has been a success so far, many are uncertain about their ability to cope with the unexpected or extremes in the new deregulated marketplace, according to the first Global Utilities Survey released today by Cap Gemini Ernst & Young, the leading IT services and management consultancy.

To fully understand the impact of deregulation on the world's utilities companies, Cap Gemini Ernst & Young interviewed over 100 senior utility executives from more than 85 leading companies. The survey identified key challenges facing energy and utilities companies as markets deregulate on a global scale. These were identified as:

- Political and regulatory obstacles
- Maintaining efficiency and delivering profits
- Inter-market connections
- Asset-backed trading

According to the survey report, over two-thirds of respondents felt that deregulation has been a success, even though there is acceptance that it is in its infancy in many countries. Deregulation has brought about substantial and value-adding change with the basic arrangements for third-party access, and wholesale markets, already in place or under development.

A degree of competition is also underway with an increasing focus on cost reduction and improvement of performance.

"While deregulation is creating a much-altered global utilities landscape, there is clear indication from the companies affected that the current mood is positive with many embracing change, albeit at different speeds and with varying degrees of success," said Colette Lewiner, Senior Vice President & Global leader, Cap Gemini Ernst & Young Energy, Utilities & Chemicals.

"However, the highly publicised outcomes of the 'California crisis', utility company bankruptcies and questions about the direction of the Federal Energy Regulatory Commission (FERC) and the European Commission have knocked the confidence utility companies across the globe. While these experiences have undoubtedly provided invaluable learning opportunities, they have also highlighted complex political and regulatory challenges still to be faced."

Economic uncertainty is accepted by survey respondents as part of their new operating environment. However, confidence in the current regulatory system remains a major concern and in particular the lack of clarity over market rules and standards. Respondents said that a prolonged period of transition with wavering signals from regulatory agencies decreased their confidence in the ability of the market to effectively deregulate. Attempting to create systems that meet the demands of a shifting landscape has caused many utilities company executives to feel uneasy. Improved methods of control of this regulatory system appear vital to boost confidence.

Deregulation is expected to bring tangible efficiency benefits, the most visible of these being lower prices. However, expected price reductions have not automatically followed due to issues surrounding the efficiency and effectiveness of wholesale markets and the pattern of prices. Experience from the markets that were first to deregulat

Media Contacts
Philippe Guichardaz
Cap Gemini Ernst & Young
Tel: +33 (1) 47 54 50 45
philippe.guichardaz@cgey.com

Philippe Coquet
Cap Gemini Ernst & Young
Energy,
Utilities & Chemicals
Tel: +33 (1) 49 67 45 83
philippe.coquet@cgey.com

More about Energy & Utilities

reduction does not exist on a global scale. In the US, for example, a tighter supply and demand balance has pushed up wholesale commodity prices and squeezed profit margins. As a result of long-standing exposure to upstream commercial negotiations, gas companies were more comfortable with the prospect of price fluctuations than less experienced electricity companies.

The survey also highlights a consensus regarding the need for stronger inter-market links. Progress so far has been slow and respondents lack confidence that the issues of capacity and market rules will be solved quickly. Global utilities companies see two main requirements to ensure effective inter-market connections. Firstly, Europe will need to follow the US lead by developing a much greater degree of standardisation in market designs. Secondly, the process by which new rules are agreed must change. In Europe there is no single regulator, while in the US there is uncertainty about interaction between FERC and state regulation. Closer alignment with the regulatory agenda and a clear sense of commitment from all sides is needed.

The survey reveals a high awareness of the importance of trading in deregulated markets. However, while many companies indicated asset optimisation was the preferred business model, a dilemma emerges as to whether traders benefit from asset backing. In principle, if traders have confidence in wholesale markets and transportation arrangements, they can trade profitably without the need for physical assets. Yet the survey indicates that this confidence does not exist and organisations recognised for their trading awareness are developing physical portfolios.

Deregulation creates a fluctuating environment where winners and losers will emerge. Participants of the survey highlighted certain attributes deemed essential for success. Clarity of strategy and focus, an effective use of technology and a clear and dedicated focus on their clients topped the list.

However, it appears that the flexibility and adaptability of an organisation is the key differentiator. According to Colette Lewiner, "There is no doubt that deregulation poses great challenges to all involved. As the survey results emphasise, much is beyond the control of utilities companies. However, those able to accept its challenges and adapt swiftly will emerge the victors and will reap the real benefits of a deregulated future. "

Ends

Notes to Editors:

About Cap Gemini Ernst & Young

Cap Gemini Ernst & Young is one of the largest management and IT consulting firms in the world. The company offers management and IT consulting services, systems integration, and technology development, design and outsourcing capabilities on a global scale to help businesses continue to implement growth strategies and leverage technology in the new economy. The organisation employs about 57,000 people worldwide and reports global revenues of more than 8.5 billion euros (2000 pro forma).

About Energy, Utilities & Chemicals Global Sector

With more than 5,000 dedicated consultants engaged in Energy, Chemicals Mining and Utilities projects across Europe, North America and Asia Pacific, the Group's Global Sector Unit – Cap Gemini Ernst & Young Energy, Utilities & Chemicals – serves the business consulting and information technology needs of many of the world's largest players of this industry.

More information about individual service lines, offices and research is available at www.cgey.com/energy

For more information, please contact:

Philippe Guichardaz
Cap Gemini Ernst & Young
Tel: +33 (1) 47 54 50 45
philippe.guichardaz@cgey.com

Philippe Coquet
Cap Gemini Ernst &Young Energy,
Utilities & Chemicals
Tel: +33 (1) 49 67 45 83
philippe.coquet@cgey.com

Press Release

CP Kelco Chooses Cap Gemini Ernst & Young For Multi-Year Information Technology Transformation Project

Media Contacts

Bob Krohn
CP Kelco
302 594 5748
robert.krohn@cpkelco.com

John Patterson
Cap Gemini Ernst & Young
212-944-6565x217
john.j.patterson@us.cgeyc.com

KANSAS CITY, Missouri and WILMINGTON, Delaware –January 9, 2002 – Cap Gemini Ernst & Young US LLP (CGE&Y), was selected by CP Kelco, a global leader in hydrocolloids (thickeners and stabilizers) market, with leading positions in xanthan gum and pectin and a strong position in carrageenan, to perform IT services over a five year period. These services include a project that will consolidate multiple SAP Instances onto a single SAP platform by the second quarter of 2002 as well as providing ongoing IT outsourcing services for applications management and infrastructure management for the remainder of the five year period. Cap Gemini Ernst & Young is a global leader in IT and management consulting.

CP Kelco ApS was formed in 2000 by the combination of the Copenhagen Pectin/Food Gums Division of Hercules Incorporated and the Kelco Biopolymers business of Monsanto Company.

"CP Kelco is committed to delivering value to customers through superior product quality and customer service, and aligning with CGE&Y will help us realize that vision through our investment in information technology," said Robert Toth, president and chief executive officer of CP Kelco. "Teaming with CGE&Y enables us to continue the process of unlocking the inherent value that exists in our Company.."

The SAP "build" component will be based in Chicago but will impact CP Kelco locations in the United States and Europe. The outsourcing services will be provided from CGE&Y's Kansas City service center, where CGE&Y will assist with the initial IT infrastructure migration from Hercules to their current data center and provide application support for the former Monsanto and Hercules systems.

"We are excited to help CP Kelco build an adaptive IT infrastructure that will enable them to better serve their existing customers and position them for growth in each of their business units," said Bob Pryor, chief executive of Global Operate, Americas for CGE&Y. By leveraging our Kansas City service center, we were able to accelerate the transition and support of the SAP systems and related bolt-on applications, significantly reducing the risk of transition and knowledge transfer."

About CP Kelco

CP Kelco ApS was formed in 2000 by the combination of the Copenhagen Pectin/Food Gums Division of Hercules Incorporated and the Kelco Biopolymers business of Monsanto Company. CP Kelco is the global leader in the hydrocolloids (thickeners and stabilizers) market, with leading positions in xanthan gum and pectin and a strong position in carrageenan. The Company has more than 2,000 customers in over 100 countries, with headquarters in Delaware, and facilities in North America, Europe, Asia and Latin America. CP Kelco's principal shareholders are Lehman Brothers Merchant Banking Partners II L.P. and Hercules Incorporated (NYSE: HPC).

About Cap Gemini Ernst & Young

Cap Gemini Ernst & Young is one of the largest management and IT consulting firms in the world. The company offers management and IT consulting services, systems integration, and technology development, design and outsourcing capabilities on a global scale to help businesses continue to implement growth strategies and leverage technology in the new economy. The organization employs about 57,000 people worldwide and reports global revenues of more than 8.5 billion euros (2000 pro forma).

More information about individual service lines, offices and research is available at www.cgey.com

Press Release

Cap Gemini Ernst & Young Opens Cisco Systems Interoperability Verification Testing (IVT) Center for Europe, Middle East and Africa (EMEA) Region

Test Center to Verify Third Party Applications

Media Contacts
Philippe Guichardaz
Cap Gemini Ernst & Young
E-mail : philippe.guichardaz@cgey.com
Tel. 33 (0)1 47 54 50 45

PARIS , Jan 8, 2002 – The Cap Gemini Ernst & Young Group announces today the opening of an IVT center for Cisco Systems located in Paris, France. Telecom Media Networks France S.A.(TMN), an industry practice of the Cap Gemini Ernst & Young Group was nominated by Cisco Systems as a preferred partner to provide the IVT Center, in the EMEA region. It covers Internet Protocol (IP) Telephony and Content Networking technologies, a crossroad featuring both functional and architecture aspects.

Cisco Systems AVVID Partner program is an interoperability and co-marketing program, which promotes the openness of Cisco Systems AVVID (Architecture for Voice, Video and Integrated Data) that enables customers to rapidly implement verified solutions. In order to join the Cisco Systems AVVID Partner Program, partners must pass a series of verification tests. Upon completion, the solutions are validated, and partners are entitled to use the "Cisco Systems verified" logo. Qualifying partners is crucial for the success of the open standards approach that brings effective, best-of-breed applications for customers on top of Cisco Systems infrastructure.

The IVT center is hosted by.TMN to serve its partners and customers. The IVT center promotes competencies in the testing processes for IP telephony, call center and rich media streaming environments, one of the key for TMN, converged technologies strategy.

"Cap Gemini Ernst & Young is the technical support contact for Cisco who delivers validated and standard-based solutions," said Robert Dunkley, Executive Director of NIS. "Proven interests and needs show the Cisco AVVID Partner Program is on the rise."

To date, Arc Solutions, Telesnap and NETWISE completed the IVT center tests and are currently in the validation process. "Arc provides call centers and operator console solutions while Telesnap offers personal productivity application based on telephony and data integration. NETWISE provides operator console solutions that links to the enterprise presence management and contacts directory. Providers of e-conferencing, voice over IP recording, and unified messaging solutions are future candidates." Dunkley said. This IVT center is available for software vendors interested to participate in the Cisco Systems AVVID Partner Program. More information on : http://www.cisco.com/go/AVVIDpartners.

About Cap Gemini Ernst & Young

Cap Gemini Ernst & Young is one of the largest management and IT consulting firms in the world. The company offers management and IT consulting services, systems integration, and technology development, design and outsourcing capabilities on a global scale to help businesses continue to implement growth strategies and leverage technology in the new economy. The organization employs about 57,000 people worldwide and reports global revenues of more than 8.5 billion euros (2000 pro forma). More information about individual service lines, offices and research is available at http://www.cgey.com

File n° 82-5065

(19)

Exhibit 19

Updated version of Cap Gemini Statuts

This document is a free translation of the original French bylaws, which, in the event of problems of interpretation, represents the official version.

CAP GEMINI

"Société Anonyme" with capital of € 1,002,947,088

Registered office: 11, rue de Tilsitt, 75017 Paris

Registered with the Paris Companies Registry under number 330 703 844

==========

BYLAWS UPDATED AS AT JUNE 25, 2002

BYLAWS

ARTICLE 1 - LEGAL FORM

The Company is a French joint stock company "*Société Anonyme*".

ARTICLE 2 - COMPANY NAME

The Company's name is "Cap Gemini".

ARTICLE 3 - PURPOSE

The Company's purpose is to assist companies in France and abroad to manage and develop their businesses by providing them with the benefit of its knowledge of their industry, its know-how in the area of business process engineering and re-engineering, and its expertise in the area of information technologies.

To fulfil this purpose, the Company carries out on behalf of customers, either directly or through its subsidiaries or affiliates, one or other of the following activities, on an individual or integrated basis:

1. **Management consulting**

   Working closely with customers, the Company assists in transforming companies by helping them to redefine or redirect their strategy, change their product and service lines, re-engineer their structures and business processes, restore staff motivation and achieve other changes. To this end, the Company uses all the possibilities offered by the latest information technologies wherever appropriate.

2. **Information systems development**

   The Company designs and installs information systems. Its services include the development of customized software, the installation of market or internally-developed software applications, the integration of systems incorporating hardware, communication systems, customized software, software packages and other components. The Company also supports customers' IT projects by providing consulting, project management, training and assistance services.

3. **Outsourcing**

   The Company manages all or part of its customers' IT resources on their behalf. Where requested by customers, the Company may perform all or part of this service using its own hardware, telecommunications systems and other equipment.

The Company may also manage the IT-based services offered to its customers' own clientele. In addition, it may work in partnership with customers within a structure conducting all or some of these activities.

In order to fulfil its corporate purpose, the Company may decide to:

- create specialist subsidiaries or acquire interests in the capital of other companies and manage their business in exchange for a fee. Management services include the provision of technical, marketing, legal and financial assistance, promotion of a common image, organization of financial structures, assistance in negotiations to help these companies to win new contracts, training, research and development support, etc.;

- invest and manage the Company's available funds, make cash advances, and give any and all guarantees or collateral on behalf of subsidiaries and affiliates;

- obtain or acquire and use any and all patents and manufacturing processes and sell, contribute or license any such patents and processes.

In broader terms, the Company's purpose is to carry out any and all commercial, industrial, securities, real estate or financial transactions related directly or indirectly to any of the above purposes or any similar or associated purpose or which are likely to facilitate the fulfillment or furtherance of said purposes.

ARTICLE 4 - REGISTERED OFFICE

The Company's registered office is at 11 rue de Tilsitt, 75017 Paris, France.

ARTICLE 5 - TERM

The company was set up for a period of ninety nine years from the date of its registration. It may be wound up in advance or its term extended by decision of the Extraordinary Shareholders' Meeting.

ARTICLE 6 - SHARE CAPITAL

The Company's share capital is € 1,002,947,088 represented by 125,368,386 common shares with a par value of € 8, all fully paid up and all in the same class.

ARTICLE 7 - FORM OF SHARES – SHAREHOLDER IDENTIFICATION

Fully-paid up shares are issued as registered shares but may be held in either registered or bearer form, at shareholders' discretion, subject to compliance with French company Law.

Shares are recorded in shareholders' accounts in accordance with the terms and conditions provided by French company Law.

Shares are freely negotiable.

The Company is authorized to obtain details of identifiable holders of bearer shares.

Therefore as provided by law, the Company may request from the share transaction clearing organization, the name, address, nationality and year of birth for an individual or the name, address and date of registration for a company, of any holders of shares and securities convertible, exchangeable, redeemable or otherwise exercisable for shares carrying voting rights at General Shareholders' Meetings. The Company may also obtain details of the number of shares held by each shareholder and any applicable restrictions on said shares.

ARTICLE 8 - RIGHTS ATTACHED TO SHARES

In addition to voting rights attached to shares in accordance with the law, each share carries the right to a fraction of net assets, as well as a fraction of earnings, and any liquidation surplus, based on the number and par value of outstanding shares.

In order to ensure that the same net amount is paid on each share, without distinction, and to allow the shares to be quoted on the same line, the Company shall pay any proportional taxes levied on certain shares but not on others, in connection with the dissolution of the Company or a reduction in capital, except in cases where this is prohibited by law. Proportional taxes will not be paid by the Company, however, if they are levied equally on all shares in the same class, in the event that several classes of shares carrying different rights are issued and outstanding.

In all cases where it is necessary to hold several shares in order to exercise a right, shareholders who do not own the required number of shares shall be personally responsible for either acquiring the necessary additional shares or transferring their shares to another holder.

ARTICLE 9 - PAYING UP OF SHARES

The Board of Directors shall set the applicable conditions for the cash payment of shares issued by way of a capital increase.

Subscribers and shareholders shall be informed of calls for capital at least fifteen days before the applicable payment date, by way of a notice published in a legal gazette in the place where the Company has its registered office.

Annual interest shall be payable on any late payment of amounts due on shares which have not been paid-up. This interest shall be applied automatically without any requirement for additional formalities, at the legal rate plus five points, and shall accrue on a daily basis from the applicable due date of payment. The application of such interest shall not affect any personal action which the Company may take against the defaulting shareholder or the enforcement measures provided by law.

ARTICLE 10 - DISCLOSURE THRESHOLDS

Where an individual or corporate shareholder crosses the disclosure threshold of 1% of the Company's capital or voting rights, the said shareholder must inform the Company of their total number of shares or voting rights held upon the crossing of each threshold of 1%, up to one third of the Company's capital or voting rights. Said disclosure must be made within fifteen days of the date when the shares causing the threshold to be crossed are recorded in the shareholder's account, by registered letter with return receipt requested.

This duty of disclosure applies in the same way when a threshold is crossed by virtue of a reduction in the shareholder's interest in the Company's capital or voting rights.

Disclosure thresholds are assessed taking into account shares held by (i) companies which own over 50% of the disclosing company, either directly or indirectly, (ii) companies which are over 50%-owned by the disclosing company, either directly or indirectly, and (iii) companies which are over 50%-owned either directly or indirectly by a company which itself directly or indirectly owns over 50% of the disclosing company.

In the case of failure to comply with these disclosure rules, at the request of one or several shareholders with combined holdings representing at least 1% of the Company's capital or voting rights, the undisclosed shares will be stripped of voting rights. Said sanction shall apply for all General Shareholders' Meetings for a period of two years from the date on which the failure to disclose is rectified. Said request and the decision of the General Shareholders' Meeting must be recorded in the minutes of the Meeting.

ARTICLE 11 - BOARD OF DIRECTORS

1) The Company shall have a Board of Directors comprised of a minimum of three and a maximum of eighteen members. Members of the Board of Directors must be individuals.

2) Each director must hold at least 100 Company shares throughout their term of office.

3) The term of office for directors shall be six years, expiring at the close of the General Shareholders' Meeting held to approve the accounts for the year preceding the expiry of their term.

   Any director appointed as a replacement for another director shall only exercise his functions for the remaining period of his predecessor's term of office.

4) All outgoing members of the Board may be re-elected. However, at the close of each Ordinary General Meeting held to approve the Company accounts, no more than one third (rounded up to the nearest whole number as necessary) of directors in office may be aged over seventy-five.

ARTICLE 12 - BOARD OF DIRECTORS' MEETINGS

1) Directors may be called to Board Meetings by any method including orally. Said meetings may be held either at the registered office or at any other location stated in the notice of meeting.

2) Directors participating in meetings by way of continuously broadcast video-conferencing technologies shall be included in the determination of quorum and majority. The above provision shall not apply to Board Meetings where the agenda concerns the appointment or remuneration of the Chairman or Chief Executive Officer or their removal from office, the basis of the Company's General Management, the annual accounts closing and the review of the consolidated financial statements, or the drafting of resolutions or the Report of the Board of Directors to be presented to the General Shareholders' Meeting.

3) The legal quorum and majority conditions shall apply to Board Meetings, except for the decision concerning the two possible methods for the Company's General Management, in which case special conditions shall apply (see article 15). Where voting is tied, the Chairman of the Company shall have the casting vote.

ARTICLE 13 - ROLES AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS

1) The Board of Directors shall determine overall strategies for the Company's business and oversee their implementation. Subject to the powers expressly granted to the General Shareholders' Meeting and in accordance with the corporate purpose, the Board of Directors shall deal with any questions relating to the proper operation of the Company and deliberate on issues relating thereto in Board Meetings.

2) In accordance with the rules of procedure mentioned in article 16 below, prior authorization is required from the Board of Directors for any major strategic decisions or any decisions which could have a material effect on the financial position of the Company or its subsidiaries.

3) The Board of Directors shall perform or obtain performance of any checks and controls which it may think fit.

4) The Board of Directors may grant permanent or temporary missions to any one or more of its members or any other person or entity it may think fit. The Board may for example decide to create committees to research issues proposed by the Board or its Chairman. The Board of Directors shall decide upon the composition and roles and responsibilities of any committees operating under its supervision.

ARTICLE 14 - CHAIRMAN OF THE BOARD OF DIRECTORS

1) The Board of Directors shall choose one of its members to be Chairman, who shall be appointed for a term of office not exceeding his term of officer as director. The Chairman, who must be an individual, may be re-appointed.

   The Chairman may not remain in office beyond the first Annual Shareholders' Meeting held after he reaches the age of seventy-five.

2) The Chairman of the Board of Directors is the Chairman of the Company. He shall represent the Board of Directors and fix the agenda for its meetings. He shall organize and manage the work carried out by the Board and report to General Shareholders' Meetings thereon. He shall also oversee the Company's management bodies and ensure that the directors are in a position to carry out their functions.

3) When the Chairman of the Board of Directors is also responsible for the Company's General Management, he shall be subject to all laws and regulations applicable to the Chief Executive Officer.

ARTICLE 15 - BASIS OF THE COMPANY'S GENERAL MANAGEMENT

1) The Chief Executive Officer is responsible for the General Management of the Company. This position may either be held by the Chairman in which case he shall hold the title of Chairman and Chief Executive Officer, or by another person appointed by the Board of Directors.

2) The Board of Directors shall choose one of the two possible methods for the Company's General Management. A majority of two-thirds of the directors is required for this decision and the issue must be included in the agenda of the applicable Board Meeting.

3) If the positions of Chairman and Chief Executive Officer are held by different people, it is not compulsory for the Chief Executive Officer to be a director. In such a case he shall be appointed for a period fixed by the Board of Directors. If, however, the Chief Executive officer is a director, he shall be appointed for a period which may not exceed his term of office as director. In both cases, the Chief Executive Officer may not be over seventy five years of age.

4) The Chairman and Chief Executive Officer, or the Chief Executive Officer, as applicable, shall have the broadest powers to act in the name of the Company in all circumstances. These powers shall be exercised subject to the limits of the corporate purpose and subject to the powers expressly granted by law to the General Shareholders' Meeting or the Board of Directors. He shall represent the Company in its dealings with third parties.

ARTICLE 16 - BOARD OF DIRECTORS – RULES OF PROCEDURE

The Board of Directors shall draft rules of procedure setting out the terms and conditions according to which the Board of Directors, the Chairman and the Chief Executive Officer perform their roles and responsibilities, in accordance with the law, applicable regulations and these bylaws. These rules shall also set down operating regulations for the Committees created by the Board of Directors and explain how the different roles and responsibilities are allocated between all of these persons and bodies.

ARTICLE 17 - NON-VOTING DIRECTORS ("CENSEURS")

Where recommended by the Board of Directors, the Ordinary Shareholders' Meeting may elect a maximum of six non-voting directors. It is not compulsory for non-voting directors to be shareholders.

They shall be elected for a period of six years, expiring at the close of the Ordinary Shareholders' Meeting held to approve the accounts for the year preceding the expiry of their term.

If any vacancies arise due to the death of a non-voting director or where a non-voting director stands down from his position, the Board of Directors may make temporary appointments. Any such appointments by the Board of Directors are subject to ratification by the next Ordinary Shareholders' Meeting.

The non-voting directors shall attend Board of Directors' meetings and may be consulted by the Board as it thinks fit. They shall not however be directly involved in the management of the Company. They shall take part in deliberations in a consultancy capacity but their absence shall have no effect on the validity thereof.

The Board of Directors may remunerate non-voting directors out of the attendance fees granted by the General Shareholders' Meeting.

ARTICLE 18 - STATUTORY AUDITORS

The Ordinary Shareholders' Meeting shall appoint one or more statutory auditors and, as necessary, one or more substitute auditors, in accordance with the conditions set down by law in relation to their terms of office and engagement.

ARTICLE 19 - GENERAL SHAREHOLDERS' MEETINGS

General Shareholders' Meetings shall be called by the Board of Directors.
They shall be held either at the Company's registered office or at any other premises in the same "départment" or an adjoining "départment", as specified in the notice of meeting.

The voting right attached to shares is proportionate to the capital represented by the shares. All shares have the same par value and they therefore all carry one voting right.

Shareholders may participate in General Meetings in person, by proxy or by casting a postal vote, subject to submitting evidence of their identity and their title to the shares - which may be held in either registered or bearer form - to one of the addresses indicated in the notice of meeting. This formality must be completed at least five days prior to the date of the meeting.

If shareholders attend General Meetings in person, any proxies given by them to third parties or any votes cast by post will be canceled.

To be taken into account, postal votes must be received by the Company at least three days prior to the date of the meeting.

Where a shareholder has given proxy to a third party and has also sent in a postal voting form, if there is any difference in the two votes, the postal vote will be taken into account and the proxy ignored.

General Shareholders Meetings shall be chaired by the Chairman of the Board of Directors or in his absence, by a director specially authorized for this purpose by the Board of Directors. If such a director has not been appointed to chair the meeting, the General Shareholders' Meeting itself shall appoint a chairman.

Minutes of the General Shareholders' Meetings shall be drafted and copies certified and distributed in accordance with the law.

ARTICLE 20 - COMPANY ACCOUNTS

The Company's fiscal year commences on January 1 and ends on December 31.

The General Shareholders' Meeting has sole discretionary powers to decide the appropriation of distributable income, as defined by French company law. Consequently, the General Shareholders' Meeting may decide to appropriate all or part of distributable earnings to revenue reserves, special reserves or retained earnings, or to distribute all or part of the amount to shareholders.

The General Shareholders' Meeting shall also decide the terms and conditions of payment of dividends. In particular, shareholders may be offered a stock dividend alternative, in which case the related dividends will be paid in the form of new shares credited as fully paid, issued in compliance with the provisions of the applicable laws and regulations. The above provisions also apply to the distribution of interim dividends, subject to compliance with French company law.

In addition, the General Shareholders' Meeting may decide to distribute a dividend out of distributable reserves, subject to compliance with French company law.

ARTICLE 21 - DISSOLUTION AND LIQUIDATION

If the Company is wound up, one or more liquidators shall be appointed by an Ordinary Shareholders' Meeting.

The liquidator shall represent the Company. He shall have the broadest powers to realize the Company's assets, including by way of amicable agreement or settlement. The liquidator shall be authorized to pay creditors and to allocate any outstanding amounts.

The General Shareholders' Meeting may authorize the liquidator to continue the Company's current business or to enter into new business for the purposes of the liquidation.

The net assets remaining after repayment of the par value of the shares shall be allocated among the shareholders pro rata to their respective interests in the capital.

ARTICLE 22 - DISPUTE RESOLUTION

Any disputes concerning the Company's affairs that may arise during the life of the Company or upon liquidation, either between the Company and its shareholders or between the shareholders themselves, shall be referred to the competent court at the location of the Company's registered office.